Form 10-K, Exhibit 13
period 1994-06-30
READERS DIGEST ASSOCIATION INC
filed 1994-09-27
CIK 858558

Financial Highlights

 Dollars in thousands, except per share data                1994           1993**    % Change
 Revenues                                               $ 2,806,412     $ 2,868,637     -2%
   Cost of Sales, Fulfillment and Distribution Expense    1,080,139       1,111,198     -3%
   Promotion, Selling and Administrative Expense          1,370,391       1,404,787     -2%
   Effect of Promotion Accounting Changes, net *           (113,864)            ---     ---
   Other Operating Items *                                   76,001             ---     ---

 Operating Profit                                           393,745         352,652     12%

Income Before Cumulative Effect of Changes in
   Accounting Principles                                    272,117         258,250      5%

Cumulative Effect of Changes in Accounting
   Principles                                               (25,830)        (50,938)    N/M

Net Income                                               $  246,287      $  207,312     19%


 Earnings Per Share Before Cumulative Effect of
  Changes in Accounting Principles                       $     2.34      $     2.16      8%

 Cumulative Effect of Changes in Accounting
  Principles                                                   (.23)           (.42)    N/M

 Earnings Per Share                                           $2.11      $     1.74     21%

 Dividends Per Common Share                              $     1.35      $     1.15     17%


 Cash and Cash Equivalents, Short-term Investments
  and Marketable Securities                              $  766,857      $  723,359      6%

 Total Assets                                            $2,049,360      $1,872,408      9%

 Stockholders' Equity                                    $  790,984      $  806,267     -2%


  N/M - Not meaningful.

* See Management's Discussion and Analysis on page 22 and
  Note 1 and Note 2 of the accompanying consolidated financial statements on pages 30-31 for discussion of Changes in Accounting Principles and Other Operating
  Items.

**In accordance with the provisions of Statement of Position 93-7, Statement of Financial Accounting
  Standards No. (SFAS) 112 and SFAS 115, amounts for 1993 have not been restated for 1994 accounting changes.

Management's Discussion and Analysis

Results of Operations

Fiscal 1994 Compared With Fiscal 1993

Changes in Accounting Principles On July 1, 1993, the company adopted Statement of Financial Accounting Standards No. (SFAS) 112, "Employers' Accounting for Postemployment Benefits." As a result of the adoption, the company recognized an after-tax charge of $25.8 million for the cumulative effect of severance and disability costs related to prior service. The additional pre-tax operating expense in 1994 associated with this change was approximately $3.6 million.
 During the fourth quarter of 1994, the company adopted Statement of Position (SOP) 93-7, "Reporting on Advertising Costs," retroactive to July 1, 1993. Effective with the adoption of SOP 93-7, the company will defer the costs of direct response advertising (promotion) and amortize such costs over the period the related revenues are expected to be earned. The company's former practice was to expense these costs as incurred. As required by the provisions of SOP 93-7, there were no adjustments to prior years' reported results or to the company's consolidated balance sheet as of July 1, 1993.
 During the fourth quarter of 1994 and retroactive to July 1, 1993, the company changed its accounting for premiums to defer and amortize such costs over the period of the related revenues. The company's former practice was to expense these costs as incurred. During the fourth quarter of 1994 and retroactive to July 1, 1993, the company changed its accounting policy to expense external product development costs as incurred. The company's former practice was to defer and expense such costs against the initial revenues generated. The impact of the product development and premium accounting changes on prior years was not significant.
 As a result of the accounting changes for promotion, premiums and product development ("effect of promotion accounting changes, net"), 1994 results reflect a one-time increase in operating profit of $113.9 million, or $.60 per share after taxes.
 As of June 30, 1994, the company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which affects the value at which certain investments are recorded in the company's consolidated balance sheet. This adoption had no effect on the company's consolidated statement of income in 1994. However, as a result of SFAS 115, the company's short-term investments and marketable securities were recorded in the consolidated balance sheet at fair value with the net unrealized gains and losses on these investments shown as a separate component of stockholders' equity, net of its related tax effects.

Other Operating Items In the fourth quarter of 1994, the company recorded aggregate charges of $76.0 million, or $.51 per share after taxes, for certain other operating items. These charges relate to losses on lease terminations and provisions for certain claims against the company.

Revenues/Operating Profit Worldwide revenues for 1994 were $2.81 billion, a decrease of $62 million, or 2%, compared with 1993. Excluding the effects of changes in foreign currency exchange rates, revenues increased about 3%. Worldwide operating profit for 1994 was $393.7 million. Worldwide operating profit before the effect of promotion accounting changes, net and other operating items was $355.9 million, an increase of $3.2 million over 1993. Excluding the effect of changes in foreign currency exchange rates, as well as the effect of promotion accounting changes, net and other operating items, operating profit increased $36.0 million, or 10%, over 1993.
 Postage, paper and printing costs are a significant component of the company's operating expenses. The company expects that the U.S. government will implement an increase in postal charges across most classes of mail in early 1995. International postal rates also are likely to increase over the next several years. The company is evaluating ways to reduce postage costs, such as increasing the use of bar coding, better packaging and improving the sorting of mail. Industry paper prices per ton have decreased over the past few years. The company believes that this trend is unlikely to continue and prices may start to rise in 1995. Worldwide printing costs rose less than the rate of inflation in 1994. The company is coordinating many of its supply contracts and purchasing activities and developing production synergies between countries with the intention of reducing costs through economies of scale and improving global quality standards.

The following discussion of segment results is exclusive of the effect of the promotion accounting changes, net and other operating items.

Geographic Areas  The company has operations in the United
States and in various international locations.
International locations are divided between operations in Europe and Other Markets.

Revenues by Geographic Area

In millions                    1994               1993
United States                 $1,117.8            $1,157.3
Europe                         1,301.0             1,322.5
Other Markets                    396.8               398.9
Inter-area                        (9.2)              (10.1)
Total revenues                $2,806.4            $2,868.6

                                                 % Change
                              % Change        Excl. Exchange
United States                   -3%                -3%
Europe                          -2%                 9%
Other Markets                    0%                 4%
Total revenues                  -2%                 3%

Operating Profit by Geographic Area

In millions                   1994                 1993
United States                 $229.3               $196.1
Europe                         160.0                169.6
Other Markets                   23.5                 50.1
Effect of promotion
accounting changes, net        113.9                ---
Other operating items          (76.0)               ---
Corporate expense              (57.0)               (63.1)
Total operating profit        $393.7               $352.7

                                                 % Change
                              % Change        Excl. Exchange
United States                  17%                  17%
Europe                         -6%                  12%
Other Markets                 -53%                 -46%

United States revenues decreased 3% mainly due to planned lower levels of activity in the books and home entertainment products business and a decrease in Reader's Digest magazine advertising revenue. It has been over twelve months since the company initially discussed performance issues in the U.S. books and home entertainment business. The measures put in place since the spring of 1993 are meeting the company's expectations. Better targeting of mailings and promotional activity has led to higher response rates, fewer returns of products and better payment performance. The company is increasingly confident that it is on track to return this business to historical growth levels by the end of fiscal 1995 as planned. United States operating profit increased 17% over the prior year. This profit increase primarily came from reduced promotional expenses, which more than offset the decline in revenues in the U.S books and home entertainment business.
 Revenues and operating profit in Europe decreased 2% and 6%, respectively. Excluding the effect of changes in foreign currency exchange rates, revenues and operating profit increased 9% and 12%, respectively. These increases came primarily from higher books and home entertainment products sales.
 Revenues from Other Markets were approximately the same as the prior year. Excluding the effect of changes in foreign currency exchange rates, revenues increased 4%. Operating profit from Other Markets decreased 53%. Excluding the effect of changes in foreign currency exchange rates, operating profit decreased 46%. This 46% decrease was caused primarily by increased costs associated with a change in marketing approach at a subsidiary. The remaining decrease in operating profit is attributable to higher intercompany royalty expense compared with the prior year.
 Operating profit for the United States includes intercompany royalty income, which is charged annually to the company's international subsidiaries and which is designed to compensate the United States for a variety of intangibles, including utilization of tradenames, trademarks, copyrights and editorial and marketing know-how. Without the intercompany royalty, United States operating profit would have been $135.1 million in 1994 and $115.5 million in 1993, an increase of 17%; operating profit for Europe would have been $231.3 million in 1994 and $231.7 million in 1993; and operating profit for Other Markets would have been $46.4 million in 1994 and $68.6 million in 1993, a decrease of 32%.

Other Income, Net Other income, net increased slightly to $69.5 million compared with $67.3 million a year ago. This increase was primarily the result of increased gains on certain investments ($42.6 million in 1994 compared with $29.4 million in 1993) and lower interest expense ($2.3 million in 1994 compared with $4.7 million in 1993), partially offset by the effects of foreign exchange transactions and hedging activity ($5.7 million expense in 1994 compared with $1.4 million expense in 1993) and decreased interest income ($42.9 million in 1994 compared with $51.7 million in 1993).

Earnings Per Share

                               1994       1993
Before cumulative effect of
accounting changes            $2.34       $2.16
Cumulative effect of
accounting changes            (.23)       (.42)
Earnings per share             $2.11      $1.74

Earnings per share before the cumulative effect of accounting changes was $2.34, an increase of 8% from $2.16 in the prior year. Excluding the effect of promotion accounting changes, net and other operating items, earnings per share before the cumulative effect of accounting changes increased 4% to $2.25. This increase exceeded operating profit growth (before the effect of promotion accounting changes, net and other operating items) because of higher gains from certain investments and the reduction in outstanding shares due to the company's ongoing share repurchase program. Excluding the combined total effect of foreign exchange and gains on certain investments, earnings per share before the cumulative effect of accounting changes and the effect of the promotion accounting changes, net and other operating items increased about 10%.

Business Segments The company's operations are divided into four business segments:
(1) Reader's Digest magazine, (2) books and home entertainment products, (3) special interest magazines and
(4) other businesses.

Revenues by Business Segment

In millions                        1994              1993
Reader's Digest magazine          $689.1            $720.0
Books and home entertainment     1,900.3           1,958.1
products
Special interest magazines          90.6              84.1
Other businesses                   129.6             110.4
Inter-segment                       (3.2)             (4.0)
Total revenues                  $2,806.4          $2,868.6

                                                 % Change
                                % Change      Excl. Exchange
Reader's Digest magazine          -4%                0%
Books and home entertainment      -3%                4%
products
Special interest magazines         8%                8%
Other businesses and inter-
segment sales, net                19%               21%
Total revenues                    -2%                3%

Operating Profit by Business Segment

In millions                      1994             1993
Reader's Digest magazine         $78.6            $97.3
Books and home entertainment     310.8            307.2
products
Special interest magazines       (3.2)            (9.2)
Other businesses                 26.6             20.5
Effect of promotion accounting
changes, net                    113.9             ---
Other operating items           (76.0)            ---
Corporate expense               (57.0)           (63.1)
Total operating profit         $393.7           $352.7

                                                % Change
                                 % Change    Excl. Exchange
Reader's Digest magazine          -19%            -15%
Books and home entertainment        1%             11%
products
Special interest magazines        66%             66%
Other businesses                  30%             29%

Reader's Digest magazine Reader's Digest magazine revenues decreased $30.9 million, or 4%. Excluding the effect of changes in foreign currency exchange rates, revenues were about equal to those of the prior year. Advertising revenues declined $25.9 million due to a decrease in advertising pages in a difficult global advertising environment. About one-third of the decrease in advertising revenues caused by the fewer advertising pages was offset by higher advertising rates. The remaining decrease in magazine revenues was offset by increased subscription pricing. For 1994, average circulation levels on a global basis declined slightly compared with the prior year principally as a result of the reduction in the U.S. rate base effective January 1, 1994. Operating profit decreased $18.7 million, or 19%. Excluding the effect of changes in foreign currency exchange rates, operating profit decreased about 15%, primarily because of lower advertising revenues. Promotion costs also increased in selected markets.

Books and home entertainment products Books and home entertainment products revenues decreased 3%, or $57.8 million. Excluding the effect of changes in foreign currency exchange rates, revenues increased about 4%. This increase was primarily attributable to higher prices and sales of a higher priced product mix. U.S. revenues declined compared with the prior year consistent with the company's strategy of optimizing its U.S. profitability through lower levels of activity in order to form a solid customer base for future growth. Lower U.S. revenues were more than offset by higher international revenues.
Operating profit increased $3.6 million, or 1%. Excluding the effect of changes in foreign currency exchange rates, operating profit increased about 11% as a result of higher
U.S. profits caused by decreased promotional spending related to the lower activity and higher international profits due to higher revenues.

Special interest magazines Special interest magazines revenues increased $6.5 million, or 8%. Revenues improved in all titles compared with the prior year. Approximately three-fourths of the increase in revenues was caused by increased advertising revenues due to increased advertising rates. The balance of the increase was due to higher subscription pricing. Circulation levels remained approximately the same as the prior year. Special interest magazines operating loss was reduced by $6.0 million, or 66%. This improvement was primarily a result of stronger performance in all titles and lower amortization of intangible assets. Amortization expense included in operating costs was $3.2 million and $5.7 million for 1994 and 1993, respectively.

Other businesses Revenues for other businesses, net of inter-segment sales, increased $20.0 million to $126.4 million in 1994, or 19%. This increase in revenues was principally attributable to higher unit sales at QSP, Inc.
Operating profit increased $6.1 million to $26.6 million in 1994, or 30%, primarily due to the increased revenues.

Corporate expense Corporate expense declined compared with the prior year due to lower compensation costs and outside consulting fees.

Foreign Exchange The effects of changes in foreign currency exchange rates reduced 1994 earnings per share by about $.20 compared with 1993. In the fourth quarter of 1994, the company hedged its foreign currency exchange exposure for fiscal 1995 with the purchase of foreign exchange options. These hedges were implemented at exchange rates and in amounts designed to minimize the unfavorable effect of currency fluctuations on 1995 earnings per share. As these options are required to be reported at fair value, the company may experience some impact on 1995 quarterly results from currency fluctuations, but expects there will be no adverse impact on full year earnings per share.

Fiscal 1993 Compared With Fiscal 1992

Changes in Accounting Principles During the fourth quarter of 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes," retroactively effective July 1, 1992. As a result of the adoption of SFAS 106, the company recognized about $6.4 million of additional expense in 1993. Results for 1992 were not restated.

Revenues/Operating Profit Worldwide 1993 revenues were $2,868.6 million, an increase of $254.6 million, or 10%, over 1992. Worldwide operating profit for 1993 was $352.7 million. Worldwide operating profit before the accounting changes was $359.1 million, an increase of $28.9 million, or 9%, over 1992. The effect of changes in foreign currency exchange rates on worldwide revenues and operating profit was minimal.

Revenues by Geographic Area

In millions            1993            1992
United States          $1,157.3        $1,146.7
Europe                  1,322.5         1,114.0
Other Markets             398.9           362.0
Inter-area                (10.1)           (8.7)
Total revenues         $2,868.6        $2,614.0

Operating Profit by Geographic Area

                          1993              1993
                          After            Before
                       Accounting        Accounting
In millions              Changes          Changes      1992
United States       $196.1            $205.4           $197.3
Europe               169.6             169.6            146.5
Other Markets         50.1              50.1             58.7
Corporate expense    (63.1)            (66.0)           (72.3)
Total operating     $352.7            $359.1           $330.2
profit

United States revenues increased 1%. United States operating profit before 1993 accounting changes increased $8.1 million, or 4%, compared with 1992. In 1993, intercompany royalty income increased. Without this increase in intercompany royalty income, operating profit in the United States decreased by 10%. The decrease primarily came from lower sales and lower operating profit of books and home entertainment products. The company addressed the sequencing of U.S. product offerings, the selection of customers to receive such offerings and the varying of its product promotions. Given the long lead time in the direct mail marketing business, the company estimated that it could require 12 to 24 months to return U.S. books and home entertainment to its historic growth. The company also implemented cost control measures giving it additional financial leverage during this period.
 Revenues and operating profit in Europe increased 19% and 16%, respectively. The increase in operating profit came primarily from higher books and home entertainment product sales.
 Revenues from Other Markets increased 10%. Operating profit from Other Markets decreased 15% because of higher intercompany royalty expense and an unfavorable effect of changes in foreign currency exchange rates. Excluding these effects, the operating profit of Other Markets was essentially flat.
 Without the intercompany royalty, United States operating profit before 1993 accounting changes would have been $124.7 million in 1993 and $144.2 million in 1992, a decrease of 14%; operating profit for Europe would have been $231.7 million in 1993 and $186.0 million in 1992, an increase of 25%; and operating profit for Other Markets would have been $68.6 million in 1993 and $72.3 million in 1992, a decrease of 5%.

Other Income, Net Other income, net increased $16.4 million over 1992. The increase came primarily from gains on the sales of investments ($29.4 million in 1993 compared with $20.7 million in 1992) and the effect of foreign exchange ($0.5 million expense in 1993 compared with $12.9 million expense in 1992).

Earnings Per Share

                                  1993      1992
Before cumulative and current
year effect of 1993 accounting    $2.20     $1.95
changes
Incremental current year expense
from SFAS 106                     (.04)       --
Before cumulative effect of 1993
accounting changes                $2.16     $1.95
Cumulative effect of 1993
accounting changes                $(.42)      --
Earnings per share                $1.74     $1.95

Before the effect of the 1993 accounting changes, earnings per share increased 13% to $2.20 compared with $1.95 in 1992. Excluding the effect of foreign exchange, earnings per share before 1993 accounting changes increased about 9% in 1993 compared with 1992.

Revenues by Business Segment

In millions                     1993         1992
Reader's Digest magazine          $720.0       $685.0
Books and home entertainment     1,958.1      1,744.8
products
Special interest magazines          84.1         75.5
Other businesses                   110.4        112.9
Inter-segment                       (4.0)        (4.2)
Total revenues                  $2,868.6     $2,614.0

Operating Profit by Business Segment

                                     1993         1993
                                    After        Before
                                  Accounting   Accounting
In millions                        Changes       Changes    1992
Reader's Digest magazine        $97.3          $99.9        $96.8
Books and home entertainment
products                        307.2          312.4        303.0
Special interest magazines       (9.2)          (9.2)       (19.5)
Other businesses                 20.5           22.0         22.2
Corporate expense               (63.1)         (66.0)       (72.3)
Total operating profit         $352.7         $359.1       $330.2

Reader's Digest magazine Reader's Digest magazine revenues increased $35 million, or 5%. About two-thirds of the increase came from higher subscription pricing. Circulation levels remained approximately the same. The balance of the increase was a result of increased advertising revenues which benefited almost equally from an increase in advertising pages and higher rates. Operating profit before the 1993 accounting changes increased $3.1 million, or 3%, primarily as a result of the higher revenues. The effect of changes in foreign currency exchange rates on revenues and operating profit was minimal.

Books and home entertainment products Books and home entertainment products revenues increased $213.3 million, or 12%. Revenues in the United States were lower compared with last year. This decrease was more than offset by higher sales in international locations. Total segment revenues increased principally because of higher unit sales. Operating profit before the 1993 accounting changes increased $9.4 million, or 3%, resulting from increased international revenues and operating profit, partially offset by lower sales and operating profit in the United States. The impact of changes in foreign currency exchange rates on revenues and operating profit was minimal.

Special interest magazines Special interest magazines revenues increased $8.6 million, or 11%, over the previous year primarily because of higher subscription rates and, to a lesser extent, from increased advertising pages.
Circulation levels remained approximately the same. This segment generated a lower operating loss of $9.2 million in 1993, compared with an operating loss of $19.5 million in 1992. This $10.3 million improvement came from better operating performance in all titles and lower amortization expense.

Corporate expense Corporate expense before 1993 accounting changes declined principally because of lower compensation costs.


Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and marketable securities increased $44 million to $767 million at June 30, 1994, compared with $723 million at June 30, 1993. Approximately $19 million of this increase was the result of the adoption of SFAS 115 under which the company's current investments are reported at fair value and include the net unrealized gains on these investments. The remaining increase was primarily the result of cash provided from operations ($315 million) partially offset by the repurchase of 3.6 million shares of Class A nonvoting common stock in fiscal 1994 ($150 million) and payments for dividends ($158 million).
 The company increased its quarterly dividend on common stock from $.30 per share to $.35 per share during the year. The fiscal 1994 full-year dividend payment was $1.35 per share compared with $1.15 per share in fiscal 1993, an increase of 17%. The company is currently paying dividends at an annualized rate of $1.40 per share.
 In March 1994, the company announced a third share repurchase program to acquire up to an additional five million shares of Class A nonvoting common stock. In fiscal 1994 the company completed its second program, announced in May 1993, to repurchase three million shares of Class A nonvoting common stock. During fiscal 1993 the company completed its first program, announced in February 1992, to repurchase three million shares of Class A nonvoting common stock.
 Capital expenditures for the year ended June 30, 1994 were $42 million. Expenditures were primarily for management information systems equipment.
 The company believes that its liquidity, capital resources and cash flow are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends and the company's share repurchase program. The company also believes its liquidity, capital resources and cash flow are sufficient to finance present plans to expand existing product lines in existing markets, and to identify and develop new products and markets.

CONSOLIDATED STATEMENTS OF INCOME
The Reader's Digest Association, Inc.
and Subsidiaries

                                                             Years ended June 30,
Amounts in thousands, except per share data             1994           1993        1992
Revenues                                             $2,806,412   $ 2,868,637 $ 2,613,958
Cost of sales, fulfillment and distribution expense   1,080,139     1,111,198   1,015,116
Promotion, selling and administrative expense         1,370,391     1,404,787   1,268,628
Effect of promotion accounting changes, net            (113,864)         ---         ---
Other operating items                                    76,001          ---         ---
Total operating expenses                              2,412,667     2,515,985   2,283,744
Operating profit                                        393,745       352,652     330,214
Other income, net                                        69,491        67,267      50,897
Income before provision for income taxes and
cumulative effect of changes in accounting principles   463,236       419,919     381,111
Provision for income taxes                              191,119       161,669     146,728
Income before cumulative effect of changes in
accounting principles                                   272,117       258,250     234,383
Cumulative effect of changes in accounting
principles for:
  Postemployment benefits (net of tax benefit of        (25,830)        ---         ---
  $16,170)
  Income taxes                                            ---           2,375       ---
  Postretirement benefits (net of tax benefit of          ---         (53,313)      ---
  $33,375)
Net income                                             $246,287      $207,312    $234,383

Earnings per share:
  Before cumulative effect of changes in accounting     $  2.34      $   2.16       $1.95
principles
  Cumulative effect of changes in accounting
principles for:                                            (.23)        ---         ---
     Postemployment benefits                              ---             .02       ---
     Income taxes                                         ---            (.44)      ---
     Postretirement benefits
  Earnings per share                                    $  2.11      $   1.74        1.95
Average common shares outstanding                       115,716       118,702     119,800


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
The Reader's Digest Association, Inc. and Subsidiaries

                                                                       June 30,
Amounts in thousands                                            1994             1993
Assets
Current assets:
Cash and cash equivalents                                    $183,228      $  183,526
Short-term investments                                        211,454         206,585
Receivables, less allowances for returns and bad debts of
$209,472 in                                                   392,849         380,421
  1994 and $198,406 in 1993
Inventories                                                   167,282         169,458
Prepaid expenses and other current assets                     242,435         134,733
Total current assets                                        1,197,248       1,074,723
Marketable securities                                         372,175         333,248
Other long-term investments                                    51,296          55,533
Property, plant and equipment, net                            241,743         235,160
Intangible assets, net                                         69,712          73,765
Other noncurrent assets                                       117,186          99,979
Total assets                                               $2,049,360      $1,872,408


Liabilities and Stockholders' Equity
Current liabilities:
Notes payable                                                 $   ---       $   5,253
Accounts payable                                              205,489         172,508
Accrued expenses                                              346,706         240,256
Federal and foreign income taxes                               84,428          75,845
Unearned revenue                                              388,833         371,100
Other current liabilities                                      14,466          16,364
Total current liabilities                                   1,039,922         881,326
Long-term notes payable                                         8,698           8,083
Postretirement and postemployment benefits other than         122,125          89,884
pensions
Other noncurrent liabilities                                   87,631          86,848
Total liabilities                                           1,258,376       1,066,141
Stockholders' equity:
Capital stock                                                  29,653          29,162
Paid-in capital                                                90,320          77,320
Retained earnings                                           1,004,992         916,420
Foreign currency translation adjustment                       (22,141)        (35,906)
Net unrealized gains on certain investments                    11,900             ---
Less:  Treasury stock, at cost                               (323,740)       (180,729)
Total stockholders' equity                                    790,984         806,267
Total liabilities and stockholders' equity                 $2,049,360     $ 1,872,408

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Reader's Digest Association, Inc. and Subsidiaries

                                                               Years ended June 30,
Amounts in thousands                                      1994           1993        1992
Cash flows from operating activities:
Net income                                             $246,287     $   207,312  $  234,383
Depreciation and amortization                            42,167          45,092      43,167
Gain on marketable securities and other investments     (42,566)        (29,398)    (20,729)
Cumulative effect of changes in accounting principles    25,830          50,938      --
Changes in assets and liabilities                        43,399         (23,355)     28,801
Net cash provided by operating activities               315,117         250,589     285,622

Cash flows from investing activities:
Proceeds from maturities and sales of marketable
securities
 and short-term investments                             275,438         128,717     448,278
Purchases of marketable securities and short-term      (277,027)       (134,889)   (490,154)
investments
Capital expenditures                                    (42,194)        (47,957)    (44,431)
Proceeds from other long-term investments, net           19,575           9,155     (12,236)
Proceeds from sales of property, plant and equipment      3,085           3,926       2,880
Net cash used in investing activities                   (21,123)        (41,048)    (95,663)

Cash flows from financing activities:
Dividends paid                                         (157,715)       (138,030)    (97,111)
Common stock repurchased                               (150,321)       (166,187)    (14,764)
Other, net                                                2,833           7,216         (94)
Net cash used in financing activities                  (305,203)       (297,001)   (111,969)
Effect of exchange rate changes on cash                  10,911         (21,717)     23,079
Net (decrease) increase in cash and cash equivalents       (298)       (109,177)    101,069
Cash and cash equivalents at beginning of year          183,526         292,703     191,634
Cash and cash equivalents at end of year               $183,228        $183,526    $292,703


Supplemental disclosures regarding cash flows are in Note
14. See accompanying notes to consolidated financial statements.


The Reader's Digest Association, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts in thousands, except per share data
                                        Capital Stock                               Foreign       Net
                                                      Unamort.                     Currency  Unrealized
                                  Preferred  Common  Restricted  Paid-In  Retained    Trans.   Gains on   Treasury
                                    Stock    Stock     Stock    Capital  Earnings   Adjust.  Investments     Stock      Total
Balance at June 30, 1991         $28,846  $1,395     $(1,071)  $36,511  $709,866  $(15,725)    $  --      $   (200)    $759,622
Net income                         --        --         --        --     234,383        --        --         --         234,383
Translation adjustment             --        --         --        --       --       33,695        --         --          33,695
Common stock repurchased           --        --         --        --       --           --        --       (14,764)     (14,764)
Common stock issued under
 various plans                     --         5        (655)    19,849     --           --        --          (146)      19,053
Dividends on common stock
 ($.80 per share)                  --        --         --        --     (95,802)       --        --         --         (95,802)
Dividends on preferred stock       --        --         --        --      (1,309)       --        --         --          (1,309)
Balance at June 30, 1992         $28,846  $1,400     $(1,726)  $56,360  $847,138  $ 17,970      $ --      $(15,110)    $934,878
Net income                         --        --         --        --     207,312        --        --         --         207,312
Translation adjustment             --        --         --        --       --      (53,876)       --         --         (53,876)
Common stock repurchased           --        --         --        --       --           --        --      (166,187)    (166,187)
Common stock issued under
 various plans                     --          5         637    20,960     --           --        --            568      22,170
Dividends on common stock
 ($1.15 per share)                 --        --         --        --    (136,721)       --        --         --        (136,721)
Dividends on preferred stock       --        --         --        --      (1,309)       --        --         --          (1,309)
Balance at June 30, 1993         $28,846  $1,405     $(1,089)  $77,320  $916,420  $(35,906)     $ --     $(180,729)    $806,267
Net income                         --        --         --        --     246,287        --        --         --         246,287
Translation adjustment             --        --         --        --       --       13,765        --         --          13,765
Common stock repurchased           --        --         --        --       --           --        --      (150,321)    (150,321)
Common stock issued under
 various plans                     --          3         488    13,000     --           --        --         7,310       20,801
Dividends on common stock
 ($1.35 per share)                 --        --         --        --     (156,406)      --        --         --        (156,406)
Dividends on preferred stock       --        --         --        --       (1,309)      --        --         --          (1,309)
Net unrealized gains on certain    --        --         --        --       --           --       11,900      --          11,900
investments, net of tax
Balance at June 30, 1994         $28,846  $1,408       $(601)  $90,320 $1,004,992 $(22,141)     $11,900  $(323,740)    $790,984


See accompanying notes to consolidated financial statements.

The Reader's Digest Association, Inc.
and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands,
except per share data

1.  Summary of Significant Accounting Policies

Basis of Presentation The accompanying consolidated financial statements include the accounts of The Reader's
Digest Association, Inc. and its United States and international subsidiaries (the company) after the elimination of all significant intercompany accounts and transactions.

Changes in Accounting Principles On July 1, 1993, the company adopted Statement of Financial Accounting Standards No. (SFAS) 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of the change was a pre-tax charge of $42,000 offset by tax benefits of $16,170 for a non-cash, after-tax charge of $25,830, or $.23 per share. The additional pre-tax operating expense recorded in 1994 for SFAS 112 was $3,560. In accordance with the provisions of SFAS 112, prior years' financial statements have not been restated for this change.
 During the fourth quarter of 1994, the company adopted Statement of Position (SOP) 93-7, "Reporting on Advertising Costs," retroactive to July 1, 1993. Effective with the adoption of SOP 93-7, the company will defer the costs of direct response advertising (promotion) and amortize such costs over the period the related revenues are expected to be earned. The company's former practice was to expense these costs as incurred. As required by the provisions of SOP 93-7, there were no adjustments to prior years' reported results or to the company's consolidated balance sheet as of July 1, 1993.
 During the fourth quarter of 1994 and retroactive to July 1, 1993, the company changed its accounting for premiums to defer and amortize such costs over the period of the related revenues. The company's former practice was to expense these costs as incurred. During the fourth quarter of 1994 and retroactive to July 1, 1993, the company changed its accounting policy to expense external product development costs as incurred. The company's former practice was to defer and expense such costs against the initial revenues generated. The impact of the product development and premium accounting changes on prior years was not significant.
 As a result of the promotion, premiums and product development accounting changes, 1994 results reflect a one-time increase in operating profit of $113,864.
 As of June 30, 1994, the company adopted SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which affects the value at which certain investments are recorded in the company's consolidated balance sheet. This adoption had no effect on the company's consolidated statement of income in 1994. However, as a result of SFAS 115, the company's short-term investments and marketable securities were recorded in the consolidated balance sheet at fair value with the net unrealized gains and losses on these investments shown as a separate component of stockholders' equity, net of its related tax effects.
  During the fourth quarter of 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes," retroactively effective as of July 1, 1992. The cumulative effect of these changes resulted in a non-cash, after-tax charge of $50,938, or $.42 per share.

Foreign Currency Translation The assets and liabilities of international subsidiaries are translated into United States dollars at the rates of exchange in effect at the balance sheet date and resulting adjustments are reflected as a separate component of stockholders' equity. Revenues and expenses are translated at the average rates prevailing during the year.

Cash and Cash Equivalents The company considers all highly liquid debt instruments with maturities of three months or less to be cash equivalents.

Inventories The majority of United States inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value. The remaining
United States inventory and inventory of international subsidiaries is stated at the lower of cost, primarily determined on the first-in, first-out (FIFO) basis, or market.

Short-Term Investments and Marketable Securities At June 30, 1994, the company adopted SFAS 115. This standard requires that individual debt and equity securities be classified into one of three categories: trading, held-to-maturity or available-for-sale.
  The company has short-term investments and marketable securities that are composed primarily of government and corporate fixed income securities. While it is the company's general intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. Therefore, the company's short-term investments and marketable securities, at June 30, 1994, are classified as available-for-sale and are carried at fair value with the net unrealized gains or losses reported as a separate component of stockholders' equity, net of its related tax effects.

Depreciation and Amortization The costs of buildings and equipment are depreciated using the straight-line method over useful lives up to 50 years for buildings and up to 20 years for equipment. Leasehold improvements are amortized using the straight-line method over the term of the lease or the life of the improvement, whichever is shorter.

Intangible Assets Intangible assets reflect the acquisition costs of distribution rights, contracts, subscription lists and other intangible assets as well as the excess of the costs over the fair value of the net assets of several businesses acquired. The acquisition costs of distribution rights, contracts, subscription lists and other intangible assets are amortized over the estimated useful lives, usually not in excess of six years, and the excess of cost over fair value of businesses acquired is amortized over varying periods, not in excess of 40 years. All intangible assets are amortized using the straight-line method. The company annually evaluates whether there has been a permanent impairment in the value of its intangible assets. Factors considered in the valuation of intangible assets include projected income from operations of businesses acquired, as well as other economic and market variables.

Revenues Sales of books and home entertainment products, less provisions for returns, are recorded at the time of shipment. Sales of magazine subscriptions are recorded as unearned revenue at the gross subscription price at the time the orders are received. Proportionate shares of the gross subscription price are recognized as revenues when the subscriptions are fulfilled.

Promotion Costs During the fourth quarter of 1994, the company adopted SOP 93-7, "Reporting on Advertising Costs." In accordance with SOP 93-7, costs of direct-response advertising are deferred and amortized over the expected revenue stream, generally over one to twelve months. Direct-response advertising consists primarily of promotion costs incurred in connection with the procurement of subscriptions to magazines and the sale of books or other products. Prior to the adoption of SOP 93-7, these costs were generally expensed as incurred.
  For the fiscal year ended June 30, 1994, promotion costs of $1,003,312 were incurred, of which $124,795 were deferred as of June 30, 1994 and included in Prepaid expenses and other current assets in the company's consolidated balance sheet.

Taxes on Income Effective July 1, 1992, the company adopted SFAS 109, which changed the method of accounting for income taxes to an asset and liability approach from the deferred method, as required under Accounting Principles Board Opinion No. (APB) 11. The cumulative effect of the change was a net increase in deferred tax assets as of July 1, 1992 of $2,375, or $.02 per share.
  Under the asset and liability method prescribed by SFAS 109, deferred income taxes, net of appropriate valuation allowances, are provided for the temporary differences between the financial reporting and tax bases of assets and liabilities at currently enacted tax rates.
  Under APB 11, income taxes are provided on pre-tax financial statement income with deferred taxes recognized for timing differences between pre-tax financial statement income and current taxable income.
  For all periods, deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries because any federal taxes payable would be substantially offset by foreign tax credits.

Earnings Per Share Earnings per share is based on the average number of common shares and common share equivalents outstanding during the year and net income after deducting preferred stock dividend requirements.

2.  Other Operating Items

In the fourth quarter of 1994, the company recorded aggregate charges of $76,001 for certain other operating items. These charges relate to losses on lease terminations and provisions for certain claims against the company.

3.  Other Income, Net

                        1994         1993          1992
Interest income         $42,862      $51,728       $52,832
Interest expense         (2,253)      (4,676)       (2,933)
Gains on the sales of    42,566       29,398        20,729
certain investments
Loss on foreign          (5,666)      (1,395)      (12,975)
exchange
Other, net               (8,018)      (7,788)       (6,756)
                        $69,491      $67,267       $50,897

4.  Inventories

                  1994          1993
Raw materials     $17,410       $20,790
Work-in-progress   23,718        42,553
Finished goods    126,154       106,115
                 $167,282      $169,458

If the first-in, first-out (FIFO) method of inventory accounting had been used for certain inventory components rather than the last-in, first-out (LIFO) method, inventories would have been $9,821 and $8,235 higher than the amounts reported at June 30, 1994 and 1993, respectively.

5.  Financial Instruments

Off-Balance Sheet Risks The company utilizes various financial instruments, primarily foreign currency option contracts, to manage the foreign exchange exposure associated with anticipated earnings and related cash flows generated from the operations of its international subsidiaries. At June 30, 1994, the company held option contracts for various currencies in which the company transacts business with face amounts totaling about $310,000 and exercise dates ranging from August 1994 to May 1995.
The market risk associated with these option contracts is limited to the carrying value of these contracts in the company's consolidated balance sheet. As these instruments do not qualify for accounting treatment as hedges, they are reflected in the company's consolidated balance sheet at market value which amounted to $5,703 at June 30, 1994. No such instruments were outstanding at June 30, 1993. The net gain or loss from these instruments is included in gain
(loss) on foreign exchange in Other income, net in the company's consolidated statement of income (see Note 3).

Fair Value On June 30, 1994, the company adopted Statement of Financial Accounting Standards No. (SFAS) 115,
"Accounting for Certain Investments in Debt and Equity
Securities." As stated in Note 1, the company's short-term investments and marketable securities are classified as available-for-sale and are reported at fair value on the company's consolidated balance sheet. Quoted market prices have been used in determining the fair value of these investments.

Fair Value of Investments                    Unrealized    Unrealized
     at June 30, 1994               Cost          Gains        Losses     Fair Value
Debt securities
     maturing within :
      1 yr.                     $210,157         $1,242   $       ---       $211,399
      1 to 10 years.             350,773            666      (14,109)        337,330
Equity securities                  3,350         31,550           ---         34,900
                                $564,280        $33,458   $  (14,109)       $583,629

Proceeds from sales and maturities of securities available-for-sale were $275,438 in 1994, including realized gains of $27,356. The cost used to compute the realized gains was determined by specific identification.

At June 30, 1993, the company's short-term investments were carried on the consolidated balance sheet at $206,585, which approximated fair value. Marketable securities were carried at cost of $333,248, with a fair value at June 30, 1993 of $446,263.

Quoted market prices were not available for Other long-term investments held by the company. As a result, estimates of fair value provided by various outside sources were used to determine the fair value of these investments. Fair value approximates the cost at which these investments are carried in the company's consolidated balance sheet.

6.  Property, Plant and Equipment

                                    1994         1993
Land                               $18,370       $17,354
Buildings and building             207,348       193,944
improvements
Printing and fulfillment           150,872       147,550
equipment
Furniture, fixtures and equipment  149,951       134,233
Leasehold improvements              22,565        23,312
                                   549,106       516,393
Less:  Accumulated depreciation
and amortization                    307,363       281,233
                                   $241,743      $235,160

7.  Intangible Assets

                                    1994         1993
Distribution rights,
 contracts, subscription
 lists and other                   $62,046       $62,127
Excess of cost over fair
 value of net assets of
 businesses acquired               79,071        78,494
                                  141,117       140,621
Less:  Accumulated
 amortization                      71,405        66,856
                                  $69,712       $73,765

8.  Pension Plans

The company and certain of its United States and international subsidiaries have pension plans covering substantially all permanent employees. The plans' benefits are based primarily on years of credited service and on participants' compensation. The plans' assets consist principally of fixed income and equity securities.

The company's policy for its United States pension plans is to fund amounts equal to minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus additional amounts that may be approved by the company from time to time. The company's policy for its international pension plans is to fund amounts that comply with applicable laws and regulations and are tax deductible. Assumptions used to determine pension costs and projected benefit obligations were as follows:

                                         U.S. Plans

                              1994          1993           1992
Discount rate                  8%           8.5%           8.5%
Rate of compensation
increase                      5.5%           6%             6%
Long-term rate of
return on plan assets         9.5%           10%            10%

                                     International Plans

                              1994           1993          1992
Discount rate                4-14%          4-15%         4-15%
Rate of compensation
increase                     2-12%          2-13%         2-13%
Long-term rate of
return on plan assets        5-16%          5-16%         5-16%

The company's consolidated net periodic pension cost is composed of the following:

                          1994          1993          1992
Service cost             $16,943        $15,917       $13,911
Interest cost on
 projected benefit
 obligation               36,635         35,390        32,455
Actual return on
 plan assets             (11,215)       (60,618)      (57,353)
Net amortization and
 deferral                (36,551)        14,295        11,209
Net periodic pension
cost                     $ 5,812        $ 4,984      $    222

The following table sets forth the funded status of the United States and international plans and amounts recognized in the company's consolidated balance sheets:

                               1994                       1993

                        Over-         Under-        Over-        Under-
                       funded         funded        funded       funded
                        Plans          Plans        Plans         Plans

Fair value of
     plan assets    $532,614        $4,819       $533,426      $10,594
Projected benefit
     obligation      455,292        33,671        406,151       34,585
Plan assets in
     excess of
(less than)
projected
benefit obligation    77,322       (28,852)       127,275      (23,991)
Unrecognized net
     gain            (19,022)         (648)       (71,354)         (71)
Unrecognized net
     (asset)         (37,801)          350        (43,189)       2,023
liability
Unrecognized prior
     service cost      5,835         8,267         7,833         7,598
Additional minimum
liability               ---         (3,841)         ---         (4,309)
Prepaid (accrued)
     pension cost    $26,334      ($24,724)      $20,565      $(18,750)
Accumulated
     benefit
     obligation     $385,247       $25,657      $ 335,633     $ 23,912
Vested benefit
     obligation     $375,936       $21,349      $ 329,152     $ 19,300

During 1994 the company recognized curtailment gains of $3,220 resulting from the company's workforce reductions.
These gains are primarily due to the reduction of the projected benefit obligation associated with severed employees' pension benefits offset by the recognition of the prior service costs related to those employees.

9.    Postretirement and Postemployment Benefits

In the fourth quarter of 1993, the company adopted, effective July 1, 1992, the provisions of Statement of Financial Accounting Standards No. (SFAS) 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This standard requires the accrual of the expected costs of postretirement medical and other nonpension benefits during an employee's period of service. The company provides medical and dental benefits to United States retired employees and their dependents. Substantially all of the company's employees become eligible for these benefits when they meet minimum age and service requirements. The company has the right to modify or terminate these unfunded benefits.

The company elected to recognize the cumulative effect of this accounting change by recording the postretirement benefits liability as a one-time accounting adjustment as of July 1, 1992. The cumulative effect of adopting SFAS 106 was a pre-tax charge of $86,688 offset by tax benefits of $33,375 for a net after-tax charge of $53,313, or $.44 per share. The incremental expense recorded by the company in 1993 as a result of the adoption of SFAS 106 was $6,447 before taxes and $3,965 after taxes, or $.04 per share.

Costs before taxes for postretirement benefits included in the company's consolidated statements of income in 1994 and 1993 were composed of the following:

                                         1994            1993
Service costs during the period        $3,616           $3,120
Interest cost on postretirement
  benefits liability                    7,285            7,178
Net periodic postretirement
  benefits cost                       $10,901          $10,298

The postretirement benefits liability recognized in the company's consolidated balance sheets as of June 30, 1994 and 1993 included the following components:

                                         1994          1993
Retirees (including covered            $53,054        $51,496
dependents)
Fully eligible active plan              14,446         13,410
participants
Other active participants               30,851         29,478
Unrecognized net gain                    2,226           ---
Postretirement benefits liability     $100,577        $94,384

The health care inflation assumption used to determine the postretirement benefits liability was 14% for 1994 and 15% for 1993, decreasing to 8% by the year 2000 with respect to medical benefits and 11.5% for 1994 and 12% for 1993, decreasing to 8% by the year 2001 with respect to dental benefits. Increasing the assumed health care cost rates by one percentage point in each year would increase the accumulated postretirement benefits liability as of June 30, 1994 by about $14,700 and increase the related interest and service costs before taxes for 1994 by about $2,100. A discount rate of 8% for 1994 and 8.5% for 1993 was used in determining the accumulated postretirement benefits liability. Prior to 1993, expenses for postretirement benefits were charged to income as incurred and amounted to $3,674 in 1992.

During 1994, the company recognized curtailment gains of $1,711 resulting from the company's workforce reductions.
These gains are primarily due to the reduction of the liability associated with severed employees' postretirement benefits.

During the first quarter of 1994, the company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of the change was a pre-tax charge of $42,000 offset by tax benefits of $16,170 for a non-cash, after-tax charge of $25,830, or $.23 per share. SFAS 112 requires the accrual of benefits such as disability, severance and health insurance provided to former or inactive employees prior to retirement over an employee's period of service. Prior to adoption, the company generally accrued for these benefits on the date of incident. The incremental pre-tax operating expense in 1994 associated with the adoption of this new standard was $3,560.

10.  Employee Compensation Plans

The 1989 and 1994 Key Employee Long Term Incentive Plans provide that the Compensation & Nominating Committee of the Board of Directors may grant stock options, stock appreciation rights, restricted stock, performance units and other awards to eligible employees. The Committee may grant certain stock-based awards up to a maximum of 5,420,000 and 6,000,000 underlying shares of Class A nonvoting common stock (Class A) under the 1989 and 1994 plans, respectively. No awards may be granted with respect to Class B voting common stock (Class B).

In 1994, 1993 and 1992 the company granted non-qualified stock options to purchase Class A shares to certain officers and key employees. The following table sets forth the status of these options:

                                   Shares Subject to     Price Per Share
                                   Options
Outstanding at June 30, 1991       1,864,725          $20.00 to $29.44
 Granted                             994,700          $36.31 to $46.63
 Exercised                          (145,875)         $20.00 to $29.44
 Canceled                            (97,150)         $20.00 to $46.63
Outstanding at June 30, 1992       2,616,400          $20.00 to $46.63
 Granted                           1,035,000          $48.00 to $55.13
 Exercised                          (274,050)         $20.00 to $46.63
 Canceled                            (73,000)         $20.00 to $48.00
Outstanding at June 30, 1993       3,304,350          $20.00 to $55.13
 Granted                           1,749,000          $41.06 to $41.50
 Exercised                          (121,992)         $20.00 to $29.44
 Canceled                           (178,425)         $20.00 to $48.00
Outstanding at June 30, 1994       4,752,933          $20.00 to $55.13
Options exercisable at
 June 30, 1994                     1,726,633          $20.00 to $55.13

In 1992, the company also granted 36,000 restricted shares of Class A with a value of $1,336 to certain officers at no cost to them. No grants were made in 1994 or 1993. The market value of shares awarded under the plan is recorded as unamortized restricted stock which is included in capital stock in the company's consolidated balance sheets. Restricted stock is amortized over the term of the restriction period ($488, $637 and $681 for the years ended June 30, 1994, 1993 and 1992, respectively).

The company's 1994 financial statements reflect an accrual for an anticipated contribution to its profit-sharing plan related to 1994 and the issuance of 329,144 shares of Class
B with a value of $12,569 in fulfillment of its 1993 contribution obligation. In 1993, the company contributed
201,241 shares of Class B with a
value of $10,590 to its profit-sharing plan in fulfillment of its 1992 contribution obligation.

11.  Income Taxes

Income before income taxes and cumulative effect of changes in accounting principles in the United States and outside the United States, along with the components of the provision for income taxes, is shown below:

                          1994       1993      1992
Income before income
taxes and cumulative
effect of changes in
accounting principles:
     United States         $231,871    $187,599  $150,987
     International          231,365     232,320   230,124
     Total                 $463,236    $419,919  $381,111
Provision for income
taxes:
Current tax expense
     Federal               $54,007     $84,466   $64,697
     State and local        14,098      18,948    12,482
     International          98,256     105,396    90,170
          Total current    166,361     208,810   167,349
Deferred tax expense
(benefit)
     Federal                 8,582     (37,661)  (11,182)
     State and local           498      (6,481)   (1,477)
     International          15,678      (2,999)   (7,962)
          Total deferred    24,758     (47,141)  (20,621)
Total provision           $191,119    $161,669  $146,728

The differences between the effective income tax rate and the statutory federal income tax rate are as follows:

                         1994        1993        1992
Provision for tax at
U.S. statutory rate      35.0 %     34.0 %      34.0 %
International             0.7        1.1         1.3
operations
State income taxes, net
of federal income tax
benefit                  2.0         2.0         1.9
Other operating items    2.8         ---         ---
Other, net               0.8         1.4         1.3
Provision at effective
tax rate                 41.3%      38.5 %      38.5 %

The net amounts of deferred tax assets and liabilities are included in other current and other noncurrent assets in the company's consolidated balance sheet. The major components of deferred tax assets (liabilities) as of June 30, 1994 and 1993 are as follows:

                                          1994           1993
Current
Deferred compensation and other
employee benefits                       $8,829           $5,629
Accounts receivable and other           48,658           49,325
allowances
Deferred promotion costs               (27,921)           --
Other, net                                (660)           3,136
                                       $28,906          $58,090
Noncurrent
Deferred compensation and other
employee benefits                      $64,746          $50,796
Other, net                               5,063            4,189
                                       $69,809          $54,985

The major components of the deferred tax provision determined in accordance with
APB 11 in 1992 are as follows:

                                  1992
Deferred compensation and other
employee benefits                $  (1,298)
Accounts receivable and other      (10,468)
allowances
Other, net                          (8,855)
                                  $(20,621)

12.  Accrued Expenses

                                    1994        1993
Compensation and other
 employee benefits                 $114,784     $85,613
Royalties and copyrights
 payable                            41,319       35,910
Taxes, other than federal and
 international income taxes         31,219       37,026
Other, principally operating
 expenses                          159,384       81,707
                                  $346,706     $240,256

13.  Capital Stock

The company's capital stock consists of preferred, preference, common and restricted stock, as follows:

                                          1994       1993
First Preferred Stock, par value
$1.00 per share; authorized 40,000
shares; issued and outstanding           $2,972      $2,972
29,720 shares in 1994 and 1993

Second Preferred Stock, par value
$1.00 per share; authorized
120,000 shares; issued and outstanding   10,372      10,372
issued and outstanding 103,720
shares in 1994 and 1993

Third Subordinated Preferred
Stock, par value $1.00 per share;
authorized 230,000 shares; issued and    15,502      15,502
outstanding 155,022 shares in
1994 and 1993

Preference stock, par value $.01
per share; authorized 25,000,000            --         --
shares; issued and outstanding none

Class A nonvoting common stock,
par value $.01 per share; authorized
200,000,000 shares;  issued               1,194       1,194
119,428,472 shares in 1994 and
1993

Class B voting common stock, par
value $.01 per share;  authorized
25,000,000 shares; issued 21,386,907        214         211
shares in 1994 and 21,057,763
shares in 1993

Unamortized restricted stock               (601)     (1,089)
                                        $29,653     $29,162
Common stock in treasury, at cost;
26,861,116 and 23,517,829 shares
of Class A in 1994 and 1993,
respectively; 146,560 shares of       $(323,740)  $(180,729)
Class B in 1994 and 1993

All shares of preferred stock have a preference in liquidation of $100 per share. The difference between the aggregate par value and preference in liquidation has been appropriated from retained earnings. Further, all preferred stock is redeemable at any time at the option of the company at $105 per share plus accrued dividends. The terms of the First Preferred Stock and the Second Preferred Stock provide for annual cumulative dividends of $4.00 per share. The terms of the Third Subordinated Preferred Stock provide for annual cumulative dividends of $5.00 per share.

In 1992, the company offered 4,500,000 shares of Class B voting common stock for sale to the public on behalf of certain selling stockholders. The company did not receive any of the proceeds from the sales of these shares.

In 1994, the company announced its third share repurchase program to acquire up to 5,000,000 shares of Class A nonvoting common stock in open market transactions on the New York Stock Exchange or otherwise. The company completed its second program, announced in 1993, to repurchase 3,000,000 shares of Class A nonvoting common stock. In 1993, the company completed its first program, announced in 1992, to repurchase 3,000,000 shares of Class A nonvoting common stock. In 1994, 1993 and 1992, the company repurchased 3,580,900, 3,414,400 and 316,900 shares, respectively, for prices ranging from $36.25 to $56.38.

14.  Cash Flows

The changes in assets and liabilities consist of the following:

                             1994           1993           1992
Increase in accounts
     receivable, net       $(3,617)      $(15,901)      $(50,978)
Decrease (increase) in
inventories                  6,237        (33,004)        (8,050)
Increase in other
current assets            (137,363)       (17,402)        (9,856)
Decrease (increase) in
deferred tax assets         23,825        (12,792)       (21,363)
Increase in unearned
 revenue                    10,904          8,633         20,907
Increase in accounts
 payable and
 accrued expenses          120,603         55,015         62,889
Increase (decrease) in
 income taxes payable        5,201         (2,655)        26,388
Increase in other
 liabilities                14,238          6,326          5,972
Other, net                   3,371        (11,575)         2,892
                           $43,399       $(23,355)       $28,801

Supplemental disclosures of cash flow information:

                            1994        1993          1992
Interest paid              $2,332       $2,677        $2,114
Income taxes paid        $157,030     $168,136      $133,307

15.  Commitments and Contingencies

The company and its subsidiaries are defendants in several lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel for such matters, recoveries, if any, by plaintiffs and claimants would not materially affect the financial position of the company or its results of operations.

Additionally, on December 21, 1993, the Roman Catholic Bishop of San Diego and the Chino Unified School District commenced a lawsuit in the U.S. District Court for the Southern District of California against a subsidiary of the company, QSP, Inc., and the company, alleging violation of the federal antitrust laws and seeking treble damages in an unspecified amount and certain injunctive relief. The complaint alleges that QSP, Inc. is unlawfully monopolizing the school and youth group magazine fund raising market.
The suit was certified as a class action on July 1, 1994. The company believes that the suit is without merit and, accordingly, no provision for loss has been made in the accompanying consolidated financial statements. The company intends to defend this action vigorously.

The company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment.
Rentals amounted to $32,986, $32,140 and $30,590 in 1994,
1993 and 1992, respectively, and sublease income amounted to $6,993, $6,489 and $6,300 in 1994, 1993 and 1992,
respectively.

Future minimum rental commitments, net of sublease income, for operating leases with non-cancelable terms in excess of one year are as follows:

                Minimum       Minimum
                Rental        Sublease
                Payments      Income       Net
1995            $24,072       $6,146     $17,926
1996             20,032        5,971      14,061
1997             19,309        5,887      13,422
1998             13,802        5,410       8,392
1999              4,858          649       4,209
Later years      33,239           15      33,224

16.  Segment Information

The company's operations consist of the following business segments: Reader's Digest magazine, books and home entertainment products, special interest magazines and other businesses. The books and home entertainment products segment includes books, music and video products. The special interest magazine segment includes magazines acquired or launched since 1987.

Operating profit by segment is total revenues less expenses related to the segment. Operating profit in the United States includes intercompany royalty income which is charged annually to the company's international subsidiaries and which is designed to compensate the United States for a variety of intangibles, including utilization of tradenames, trademarks, copyrights and know-how. United States operating profit includes intercompany royalty income of $94,171 for 1994, $80,651 for 1993 and $53,065 for 1992.
Operating profit in Europe is reduced by intercompany royalty expense of $71,306 for 1994, $62,127 for 1993 and $39,478 for 1992. Operating profit in Other Markets is reduced by intercompany royalty expense of $22,865 for 1994, $18,524 for 1993 and $13,587 for 1992. Identifiable assets by segment are those assets that are used in the operation of that business. Corporate assets consist primarily of cash and cash equivalents, short-term investments, marketable securities, and other long-term investments. Inter-segment sales are included in the company's other businesses segment. Inter-area revenues by geographic area were as follows:

                         1994        1993         1992
United States          $4,625      $5,145       $3,721
Europe                  3,460       3,540        4,081
Other Markets           1,112       1,382          980
Total inter-area
revenues               $9,197     $10,067       $8,782

                         1994        1993          1992
Business segments
Revenues
 Reader's Digest
     magazine            $689,089    $720,047      $685,044
 Books and home
     entertainment
     products           1,900,297   1,958,066     1,744,769
 Special interest
     magazines             90,607      84,140        75,471
 Other businesses         129,634     110,405       112,883
 Inter-segment             (3,215)     (4,021)       (4,209)
Total revenues         $2,806,412  $2,868,637    $2,613,958
Operating profit
 Reader's Digest
     magazine             $78,555     $97,310       $96,839
 Books and home
     entertainment
     products             310,846     307,216       302,951
 Special interest
     magazines             (3,153)     (9,242)      (19,468)
 Other businesses          26,609      20,536        22,198
 Effect of promotion
     accounting
     changes, net         113,864       ---           ---
 Other operating
items                     (76,001)      ---           ---
 Corporate expense        (56,975)    (63,168)      (72,306)
Total operating profit   $393,745    $352,652      $330,214
Identifiable assets
 Reader's Digest
     magazine            $348,387    $275,602      $281,219
 Books and home
     entertainment
     products            928,860      828,332       854,518
 Special interest
     magazines            80,069       78,460        85,647
 Other businesses         39,212       31,600        27,076
 Corporate               652,832      658,414       683,849
Total assets          $2,049,360   $1,872,408    $1,932,309



                         1994           1993        1992
Amortization of
 intangible assets
 Special interest
     magazines            $3,155         $5,660    $10,873
 All other                 1,303          1,304      1,350
Total amortization of
 intangible assets        $4,458         $6,964    $12,223
Depreciation and
 amortization of
 fixed assets
 Reader's Digest
     magazine            $11,234       $10,410      $9,492
 Books and home
     entertainment
     products            22,880         23,434      17,464
 All other               3,595           4,284       3,988
Total depreciation
 and amortization of
 fixed assets            $37,709       $38,128     $30,944
Capital expenditures
 Reader's Digest
     magazine            $12,072       $12,781     $16,396
 Books and home
     entertainment
     products              26,743       30,100      25,881
 All other                  3,379        5,076       2,154
Total capital
 expenditures              $42,194     $47,957     $44,431
Geographic areas
Revenues
 United States          $1,117,750  $1,157,326  $1,146,746
 Europe                  1,301,032   1,322,471   1,113,966
 Other Markets             396,827     398,907     362,028
 Inter-area                 (9,197)    (10,067)    (8,782)
Total revenues          $2,806,412  $2,868,637  $2,613,958
Operating profit
 United States           $229,337     $196,103    $197,296
 Europe                   159,963      169,604     146,490
 Other Markets             23,557       50,113      58,734
 Effect of promotion
     accounting
     changes, net        113,864           ---         ---
 Other operating
items                     (76,001)         ---         ---
 Corporate expense        (56,975)     (63,168)    (72,306)
Total operating profit   $393,745     $352,652    $330,214
Identifiable assets
 United States           $525,270     $497,404    $421,998
 Europe                   660,699      532,023     637,068
 Other Markets            210,559      184,567     189,394
 Corporate                652,832      658,414     683,849
Total assets           $2,049,360   $1,872,408  $1,932,309

17.  Quarterly Financial Data (Unaudited)

The following represents the company's quarterly financial results. For the first three quarters of 1994, amounts have been restated to reflect the adoption of the promotion, premiums and product development accounting changes retroactive to July 1, 1993 (see Note 1).

                               First        Second        Third         Fourth
                               Quarter      Quarter       Quarter       Quarter        Total
1994*
Revenues                      $637,237    $802,143      $709,170       $657,862     $2,806,412
Operating profit (loss)
                               158,591     170,823        99,455        (35,124)       393,745
Income (loss) before
cumulative effect of           118,334     117,913        69,608        (33,738)       272,117
accounting changes
Cumulative effect of
accounting changes            (25,830)        ---           ---           ---          (25,830)
Net income (loss)              92,504      117,913        69,608        (33,738)       246,287
Earnings per share before
 cumulative effect of
accounting changes            $1.01          $1.01         $.61          $(.29)        $2.34
Earnings per share             $.78          $1.01         $.61          $(.29)        $2.11
1993
Revenues                      $679,963    $806,700      $737,617       $644,357     $2,868,637
Operating profit                88,126     103,032       135,938         25,556        352,652
Income before cumulative
effect of accounting changes    67,609      70,365        94,512         25,764        258,250
Cumulative effect of
accounting changes             (50,938)        ---           ---           ---         (50,938)
Net income                      16,671      70,365        94,512         25,764        207,312
Earnings per share before
cumulative effect of accounting   $.56        $.59          $.79          $.22         $2.16
changes
Earnings per share                $.14        $.59          $.79          $.22         $1.74

*The net effect of the 1994 adoption of the promotion, premiums and product development accounting changes on operating profit and earnings per share was as follows:

                           First       Second       Third       Fourth
                           Quarter      Quarter     Quarter      Quarter        Total
Operating profit         $90,350      $    47,263 $ (37,504)   $ 13,755        $113,864
Earnings per share          $.47             $.25     $(.19)       $.07        $    .60

18.  Dividend and Market Information (Unaudited)

The company's restated certificate of incorporation provides that cash dividends on common stock, when declared, must be declared and paid share and share alike on the Class A nonvoting common stock (Class A) and on the Class B voting common stock (Class B). During fiscal 1994, the company declared and paid cash dividends totaling $1.35 per share on its Class A and Class B common stock, an increase of 17% over 1993. The 1994, 1993 and 1992 dividend payments per share were as follows:

                            1994      1993     1992
Fourth quarter ended
     June 30                $ .35    $ .30     $ .25
Third quarter ended
     March 31                 .35       .30      .20
Second quarter ended
     December 31              .35       .30      .20
First quarter ended
September 30                  .30       .25      .15
                            $1.35     $1.15    $ .80

The company's Class A and Class B common stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively. As of June 30, 1994, there were approximately 4,100 holders of record of the company's Class A common stock, and 335 holders of record of the company's Class B common stock.

The high and low per share market prices of the Class A common stock by quarter were as follows:

                                            High          Low
1994
Fourth quarter ended June 30            $44 1/8       $40 1/8
Third quarter ended March 31             47 3/4        39 7/8
Second quarter ended December 31         46            37 3/8
First quarter ended September 30         43 3/4        36 1/8
1993
Fourth quarter ended June 30             47            39 5/8
Third quarter ended March 31             55 7/8        46 3/8
Second quarter ended December 31         56 3/8        50 1/4
First quarter ended September 30         55 3/8        46
1992
Fourth quarter ended June 30             49            43
Third quarter ended March 31             50            43
Second quarter ended December 31         49            36 1/4
First quarter ended September 30         39 7/8        34 3/8

The high and low per share market prices of the Class B common stock by quarter following the initial public offering of the stock on March 5, 1992 were as follows:

                                          High            Low
1994
Fourth quarter ended June 30           $ 40 3/4        $    37
Third quarter ended March 31             44 3/8             37 3/8
Second quarter ended December 31         44 1/2             37 3/4
First quarter ended September 30         39 7/8             35 7/8
1993
Fourth quarter ended June 30             44 3/4             37
Third quarter ended March 31             53 1/2             44
Second quarter ended December 31         54                 48 3/8
First quarter ended September 30         53 1/2             45 3/8
1992
Fourth quarter ended June 30             48 1/8             42 1/4
Third quarter ended March 31             47 7/8             46 1/8

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries at June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," and the American Institute of Certified Public Accountants' Statement of Position No. 93-7, "Reporting on Advertising Costs," effective July 1, 1993 and the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective June 30, 1994. As discussed in the Notes to Consolidated Financial Statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes," effective July 1, 1992.


KPMG PEAT MARWICK LLP
KPMG Peat Marwick LLP
New York, New York

September 7, 1994

REPORT OF MANAGEMENT

The company has prepared the accompanying financial statements and other related financial information contained in this annual report in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

The company maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that transactions and events are recorded properly and that assets are safeguarded. The internal control system is supported by written policies and procedures and by the careful selection, training and supervision of qualified personnel, and is monitored by an internal audit program.

The company's financial statements have been audited by KPMG
Peat Marwick LLP, independent certified public accountants, as stated in their report which is presented herein.

The Audit Committee of the Board of Directors, comprised entirely of outside directors, meets periodically with management, internal auditors and the independent certified public accountants to review accounting, auditing, financial reporting and other related matters. The internal auditors and independent certified public accountants have full and unrestricted access to the Audit Committee.





JAMES P. SCHADT
James P. Schadt
President and Chief Executive Officer





ANTHONY W. RUGGIERO
Anthony W. Ruggiero
Senior Vice President and
Chief Financial Officer

The Reader's Digest Association, Inc.
and Subsidiaries

SELECTED FINANCIAL DATA

In thousands, except per share            1994           1993          1992              1991
data
Income Statement Data:
Revenues                                  $2,806,412   $2,868,637     $2,613,958        $2,345,068
     % change                                    -2%          10%            11%               17%
Cost of sales, fulfillment and
  distribution expense                     1,080,139    1,111,198      1,015,116           915,902
Promotion, selling and
  administrative expense                   1,332,528*   1,404,787      1,268,628         1,137,164
Operating profit                             393,745      352,652        330,214           292,002
     % of revenues                               14%          12%            13%               12%
     % change                                    12%           7%            13%               22%
Other income, net                             69,491       67,267         50,897            48,061
Income before provision for                  463,236      419,919        381,111           340,063
income taxes
Provision for income taxes                   191,119      161,669        146,728           130,923
Cumulative effect of accounting
changes/ extraordinary items **              (25,830)     (50,938)            --                --
Net income                                  $246,287     $207,312       $234,383         $ 209,140
Earnings per share before
cumulative effect of accounting
changes / extraordinary items                  $2.34*       $2.16          $1.95             $1.74
Cumulative effect of accounting
 changes/ extraordinary items **                (.23)        (.42)            --                --
Earnings per share                             $2.11        $1.74          $1.95             $1.74
Dividends per common share                     $1.35        $1.15           $.80              $.57
Balance Sheet Data:
Cash and cash equivalents, short-
term investments and
     marketable securities                  $766,857     $723,359       $804,032          $649,733
Total assets                              $2,049,360   $1,872,408     $1,932,309        $1,605,250
Stockholders' equity                        $790,984     $806,267      $ 934,878          $759,622
Average common shares outstanding            115,716      118,702        119,800           119,413
Book value per share                           $6.70        $6.65          $7.56             $6.12


* Amount for 1994 includes the effect of promotion accounting changes, net (pre-tax benefit of $113,864, or $.60 per share after taxes) and other operating items
  (aggregate pre-tax charge of $76,001, or $.51 per share after taxes).


** Amount for 1994 reflects the cumulative effect of the adoption of SFAS 112. Amount for 1993 reflects the cumulative effect of the adoption of SFAS 106 and SFAS
   109.  Amounts for 1987, 1986, 1985 and 1984 reflect
   extraordinary tax credits.




 1990            1989         1988        1987         1986       1985        1984
$2,009,704      $1,832,013   $1,712,037   $1,420,120   $1,254,753  $1,216,636  $1,303,747
       10%              7%          21%          13%           3%         -7%          1%

   786,554         697,654      655,140      542,426      504,307     522,930     599,265

   983,017         927,644      843,557      727,917      652,709     636,731     660,902
   240,133         206,715      213,340      149,777       97,737      56,975      43,580
       12%             11%          12%          11%           8%          5%          3%
       16%             -3%          42%          53%          72%         31%         21%
    44,326          28,110       25,094       20,162       27,272       7,865       2,518
   284,459         234,825      238,434      169,939      125,009      64,840      46,098
   108,439          83,277       96,171       82,901       60,235      34,094      25,264

        --              --           --        7,699        8,355      20,827         134
$  176,020       $ 151,548    $ 142,263     $ 94,737    $  73,129      51,573      20,968


$     1.48           $1.28        $1.19         $.72         $.52        $.24        $.16

        --              --           --          .06          .07         .17          --
$     1.48           $1.28        $1.19         $.78         $.59        $.41        $.16
$      .38            $.28         $.22         $.17         $.10        $.10        $.10


$  588,392        $505,070     $411,722     $370,200     $258,126    $180,139    $130,846
$1,434,334      $1,173,696   $1,054,243     $881,357     $706,536    $603,298    $562,493
$  634,083        $449,240     $345,440     $238,365     $171,869    $103,514    $ 69,152
   118,343         117,796      118,052      119,229      121,152     121,954     123,291
$     5.07           $3.57        $2.69        $1.77        $1.18        $.61        $.33


FIVE YEAR SUMMARY OF OTHER FINANCIAL DATA

In thousands, except per share        1994       1993        1992        1991        1990
data
Cash flows from operations          $315,117   $250,589   $285,622     $201,505   $217,040
Capital expenditures                  42,194     47,957     44,431       38,699     61,133
Depreciation                          37,709     38,128     30,944       37,580     32,793
Operating profit per employee         58,768     48,308     44,624       39,460     32,450
Effective tax rate                      41.3%      38.5%      38.5%        38.5%      38.1%
Return on equity*                       34.1%      29.7%      27.7%        30.0%      32.5%
Dividend payout ratio*                  57.7%      53.2%      41.0%        32.8%      25.7%
Dividend yield                           3.3%       2.7%       1.7%         1.6%       1.5%
Stock price (Class A)
     High                            $47 3/4    $56 3/8        $50      $36 3/4    $26 5/8
     Low                              36 1/8     39 5/8     34 3/8       21 5/8     21
     Close                            41 1/2     42 1/8     46 1/4       34 5/8     25 5/8


* For 1994 and 1993, amounts calculated excluding the cumulative effect of changes in accounting principles.