Form 10-K, Exhibit 13
period 1995-06-30
READERS DIGEST ASSOCIATION INC
filed 1995-09-27
CIK 858558

The Reader's Digest Association, Inc. and Subsidiaries
Financial Highlights


 In millions, except per share data           1995         1994     % Change

 Revenues                                 $3,068.5     $2,806.4           9%

 Operating Profit                           $391.9       $393.7          ---

 Net Income                                 $264.0       $246.3           7%

 Earnings Per Share                           $2.35        $2.11         11%

 Dividends Per Common Share                   $1.55        $1.35         15%

 Cash  and Cash Equivalents, Short-
 Term  Investments  and Marketable          $532.1       $766.9         (31)%
 Securities
 Total Assets                             $1,958.7     $2,049.4          (4)%
 Stockholders' Equity                       $640.8       $791.0         (19)%


   The Reader's Digest Association, Inc. and Subsidiaries
           Business Segment Financial Information



                                                Years ended June 30,
In millions                            1995             1994             1993

Revenues
     Reader's Digest Magazine        $732.9           $689.1          $ 720.0
     Books and Home Entertainment   2,099.8          1,900.3          1,958.1
       Products
     Special Interest Magazines        95.6             90.6             84.1
     Other Businesses                 143.9            129.6            110.4
     Intersegment                      (3.7)            (3.2)            (4.0)

                                   $3,068.5         $2,806.4         $2,868.6

Operating profit
     Reader's Digest Magazine        $ 78.3           $ 78.6          $  97.3
     Books and Home Entertainment     339.3            310.8            307.2
       Products
     Special Interest Magazines        (0.8)            (3.2)            (9.2)
     Other Businesses                  31.1             26.6             20.5
     Effect of promotion accounting     ---            113.9              ---
changes, net
     Other operating items              ---            (76.0)             ---
     Corporate Expense                (56.0)           (57.0)           (63.1)

                                     $391.9           $393.7          $ 352.7

Identifiable assets
     Reader's Digest Magazine        $365.0           $348.4          $ 275.6
      Books  and Home Entertainment   973.7            928.9            828.3
Products
     Special Interest Magazines        88.6             80.1             78.5
     Other Businesses                  51.0             39.2             31.6
     Corporate                        480.4            652.8            658.4

                                   $1,958.7         $2,049.4         $1,872.4

Depreciation and amortization
     Reader's Digest Magazine        $ 11.6           $ 11.2          $  10.4
     Books and Home Entertainment      27.8             23.7             24.4
       Products
     Special Interest Magazines         2.4              4.1              6.7
     All other                          2.9              3.2              3.6

                                     $ 44.7           $ 42.2          $  45.1

Capital expenditures
     Reader's Digest Magazine        $ 13.6           $ 12.1          $  12.8
     Books and Home Entertainment      32.9             26.7             30.1
       Products
     All other                          3.8              3.4              5.1

                                     $ 50.3           $ 42.2          $  48.0



Intersegment   sales  are  included  in  the   company's   Other
Businesses segment.  Corporate assets consist primarily of  cash
and   cash   equivalents,  short-term  investments,   marketable
securities, and other long-term investments.


   The Reader's Digest Association, Inc. and Subsidiaries
              Geographic Financial Information

                                                   Years ended June 30,
In millions                           1995            1994              1993
Revenues
     United States                   $1,196.9        $1,117.8        $1,157.3
     Europe                           1,455.8         1,301.0         1,322.5
     Other Markets                      424.9           396.8           398.9
     Interarea                           (9.1)           (9.2)          (10.1)

                                     $3,068.5        $2,806.4        $2,868.6

Revenues interarea
     United States                     $  4.3          $  4.6          $  5.2
     Europe                               3.2             3.5             3.5
     Other Markets                        1.6             1.1             1.4

                                       $  9.1          $  9.2          $ 10.1

Operating profit
     United States                     $151.7          $135.1          $115.5
     Europe                             225.5           231.3           231.7
     Other Markets                       70.7            46.4            68.6
     Effect of promotion accounting       ---           113.9             ---
       changes, net
     Other operating items                ---           (76.0)            ---
     Corporate Expense                  (56.0)          (57.0)          (63.1)

                                       $391.9          $393.7          $352.7

Identifiable assets
     United States                     $587.6          $525.3          $497.4
     Europe                             669.4           660.7           532.0
     Other Markets                      221.3           210.6           184.6
     Corporate                          480.4           652.8           658.4

                                     $1,958.7        $2,049.4        $1,872.4



Operating profit in the United States, Europe and Other Markets for 1995 excludes the effect of intercompany royalties; operating profit has been restated to exclude intercompany royalties for 1994 and 1993. Corporate assets consist primarily of cash and cash equivalents, short-term investments, marketable securities and other long-term investments.


   The Reader's Digest Association, Inc. and Subsidiaries
             Management's Discussion & Analysis
        (Dollars in millions, except per share data)

Results of Operations

Revenues/Operating Profit

  1995 v. 1994   Worldwide revenues in 1995 increased 9%, to
$3,068.5, compared with the prior year, of which approximately 4% was attributable to the favorable effect of changes in foreign currency exchange rates, 3% to higher prices and sales of a higher priced product mix and 2% to an increase in volume. The segments that were the primary contributors to this 9% increase were Books and Home Entertainment Products and Reader's Digest Magazine, representing approximately 7% and 2% respectively.
  Worldwide operating profit was $391.9 in 1995 and $393.7 in 1994. However, as a result of the changes in accounting practices in 1994, worldwide operating profit in 1995 is not comparable to that of 1994. Adjusting 1994 results to reflect the accounting practices of 1995 and to exclude the other operating items of $76.0 (comparable basis), worldwide operating profit in 1995 increased 10% compared with 1994. This 10% increase was primarily due to higher revenues as operating profit margins in 1995 were consistent with those in 1994. Results were favorably influenced by the effect of changes in foreign currency exchange rates and unfavorably affected by lower response rates to promotional mailings in Europe and higher paper and postage costs.
  Paper and postage costs are a significant component of the company's operating expenses. The company estimates that additional expense of approximately $50.0 may be incurred in 1996 as a result of higher paper and postage costs. Paper prices increased significantly from the prior year and this trend may continue over the next few years. Additionally, the U.S. Postal Service implemented a rate increase across most classes of mail in January 1995. The company continually evaluates ways to reduce postage costs, such as increasing the use of bar coding, better packaging and improving the sorting of mail. The higher paper and postage costs will be absorbed through a combination of prudent pricing and productivity improvements.
  1994 v. 1993   Worldwide revenues decreased in 1994 to
$2,806.4, or by 2%, compared with 1993, due to the unfavorable effect of changes in foreign currency exchange rates. Excluding the effect of these changes, worldwide revenues increased 3% as a result of higher sales in Books and Home Entertainment Products. Worldwide operating profit increased in 1994 to $393.7, or by 12%, compared with 1993. Worldwide operating profit in 1994 includes the one-time effect of changes in accounting for promotion costs, net and other operating items. Excluding the combined effect of these items, worldwide operating profit increased 1% as the impact of sales of a more profitable product mix was almost entirely offset by the unfavorable effect of changes in foreign currency exchange rates.

Geographic Areas

United States
  1995 v. 1994   Revenues in the United States increased in
1995 to $1,196.9, or by 7%, compared with 1994. Operating profit increased 12% to $151.7. On a comparable basis, operating profit increased 13%. The increases in revenues and operating profit were principally due to higher and more profitable unit sales of Books and Home Entertainment Products as a result of a variety of factors, including the appeal of products offered and the number and timing of promotional mailings. Notably, Condensed Books shipments increased 10% over the prior year and video unit sales rose 30%. For Reader's Digest Magazine, advertising revenues increased as a result of an increase in advertising pages of more than 20% compared with the prior year. However, the impact on profits of these higher advertising revenues was more than offset by increased promotion costs.
  1994 v. 1993   Revenues decreased 3% in 1994 primarily due
to planned lower levels of activity in the Books and Home Entertainment Products business and a decrease in Reader's Digest Magazine advertising revenue. Better targeting of mailings and promotional activity led to higher response rates, fewer returns of products and better payment performance. Operating profit in 1994 increased 17% primarily due to reduced promotional expenses, which more than offset the decline in revenues in the Books and Home Entertainment Products business.

Europe
  1995 v. 1994   Revenues in Europe in 1995 increased 12%,
to $1,455.8, compared with 1994, due to the favorable effect of changes in foreign currency exchange rates. Excluding this effect, revenues increased only slightly as the impact of higher prices and a higher priced product mix were offset by lower unit sales of Books and Home Entertainment Products. These lower unit sales were primarily due to a decline in customer response rates to mailing programs in certain markets, including the three largest markets:
Germany, the United Kingdom and France. The company attributes this weakness principally to increases in the number of product offerings over the past few years, which led to customer list fatigue and reduced order rates. Operating profit decreased 2% in 1995 to $225.5. On a comparable basis, operating profit decreased 3% as a result of higher promotion costs and would have declined 14% if not for the favorable effect of changes in foreign currency exchange rates.
  1994 v. 1993   Revenues decreased 2% in 1994 due to the
effect of changes in foreign currency exchange rates. Excluding this effect, revenues increased 9%. Operating profit in 1994 of $231.3 was about the same as the prior year. Excluding the effect of changes in foreign currency exchange rates, operating profit increased 12%. The increases in revenues and operating profit came primarily from higher sales of Books and Home Entertainment Products.

Other Markets
  1995 v. 1994   Revenues for Other Markets increased in
1995 to $424.9, or by 7%, compared with the prior year,
principally due to higher sales of Books and Home
Entertainment Products.  Operating profit increased 52% in
1995 to $70.7.  On a comparable basis, operating profit
increased 57%.  This increase was primarily attributable to
improved results in Mexico, which absorbed costs in 1994
associated with a change in marketing approach, and
increased sales of Books and Home Entertainment Products in
other locations.
  1994 v. 1993   Revenues of $396.8 in 1994 were about the
same as the prior year. Operating profit decreased 32% in 1994 compared with the prior year, primarily due to increased costs associated with the marketing change in Mexico.

[GRAPH -- Revenues by Geographic Areas]

Other Income, Net
  1995 v. 1994   Other income, net decreased in 1995 to
$30.6 compared with $69.5 in 1994. This decrease was caused by lower gains on the sales of certain investments ($8.9 in 1995 compared with $42.6 in 1994).
  1994 v. 1993   Other income, net increased slightly to
$69.5 in 1994 compared with $67.3 in 1993. This increase was principally due to increased gains on the sales of certain investments ($42.6 in 1994 compared with $29.4 in 1993), partially offset by decreased interest income ($42.9 in 1994 compared with $51.7 in 1993).

Income Taxes
  The effective income tax rate for the company declined to 37.5% in 1995 from 41.3% in 1994 due to the effect of other operating items in 1994 and effective global tax planning.

Earnings per Share
  1995 v. 1994   Earnings per share was $2.35 in 1995.  On a
comparable basis, earnings per share increased 4% over 1994. This increase is attributable to the reduction in outstanding shares due to the company's share repurchase program and a lower effective income tax rate.
  1994 v. 1993   Earnings per share before the cumulative
effect of changes in accounting principles increased in 1994 to $2.34, or by 8%, compared with the prior year. Excluding the effect of promotion accounting changes, net and other operating items, earnings per share before the cumulative effect of changes in accounting principles increased 4%. This increase exceeded comparable operating profit growth due to higher gains on the sales of certain investments and the reduction in outstanding shares under the company's share repurchase program.
Foreign Exchange
  The effect of changes in foreign currency exchange rates increased 1995 earnings per share by approximately $0.11 compared with 1994. The increase in 1995 reflects the impact of the weakening U.S. dollar against certain key currencies. The decline in value of the Mexican peso did not have a significant impact on the results of the company. The effect of changes in foreign currency exchange rates decreased 1994 earnings per share by $0.20 compared with 1993.
  In the second half of 1995, the company purchased foreign currency options to hedge its foreign currency exposure. These hedges were implemented at exchange rates and in amounts designed to minimize any unfavorable effect of currency fluctuations on 1996 earnings per share. As certain of these options are required to be reported at fair value, the company may experience some impact on quarterly results from currency fluctuations.

[GRAPH -- Operating Profit by Geographic Area]

Business Segments

Reader's Digest Magazine
  1995 v. 1994   Revenues for Reader's Digest Magazine
increased in 1995 to $732.9, or by 6%, due equally to higher advertising revenue and the favorable effect of changes in foreign currency exchange rates. The increase in advertising revenue of $26.0 was attributable to an increase in advertising pages as the worldwide advertising environment improved. About 25% of this effect was offset by a decline in effective advertising rates caused by a change in the mix of advertising pages sold. Circulation revenues were about even in 1995 compared with the prior year as the effects of higher pricing were almost entirely offset by fewer paid subscriptions. Average circulation levels, on a global basis, declined slightly in 1995 principally as a result of the reduction in the U.S. circulation rate base to 15 million from 16.25 million effective January 1, 1994.
  Operating profit in 1995 of $78.3 decreased slightly compared with 1994. On a comparable basis, operating profit decreased 5%. In addition to higher paper and postage costs in the second half of 1995, operating profit was affected principally by higher promotion costs attributable to the company's investment in the magazine's role as the front door to the rest of the company.
  1994 v. 1993   Revenues decreased in 1994 to $689.1, or by
4%, compared with the prior year. This decrease was primarily caused by a decline in advertising revenues of $25.9 due to a decrease in advertising pages in a difficult global advertising environment. Approximately 33% of the decrease in advertising pages was offset by higher effective advertising rates. The remaining decrease in magazine revenues was offset by increased subscription pricing. Average circulation levels, on a global basis, declined slightly in 1994 as a result of the reduction in the U.S. circulation rate base to 15 million from 16.25 million effective January 1, 1994.
  Operating profit decreased in 1994 to $78.6, or 19%, compared with 1993 due to lower advertising revenues and an increase in promotion costs.

Books and Home Entertainment Products
  1995 v. 1994   Revenues for Books and Home Entertainment
Products increased in 1995 to $2,099.8, or by 10%, compared with the prior year, of which 5% was attributable to the favorable effect of changes in foreign currency exchange rates, 4% to higher prices and sales of a higher priced product mix and 1% to an increase in unit sales. Higher unit sales in the United States and Other Markets were offset by lower sales in Europe. Revenues increased for all product lines. Notably, video revenues increased 26% compared with the prior year as unit sales increased in each of the company's three geographic areas. Sales of Books and Home Entertainment Products were influenced by a variety of factors, including the appeal of products offered and the number and timing of promotional mailings.
  Operating profit increased in 1995 to $339.3, or by 9%, over 1994. On a comparable basis, operating profit increased 11%. This increase is almost equally attributable to increased revenues and the favorable effect of changes in foreign currency exchange rates.
  1994 v. 1993   Revenues decreased in 1994 to $1,900.3, or
by 3%, compared with the prior year, due to the unfavorable effect of changes in foreign currency exchange rates. Excluding this effect, revenues increased 4% due to higher prices and sales of a higher priced product mix. U.S. revenues declined in 1994 due to the company's strategy to optimize its U.S. profitability through lower levels of activity to form a solid customer base for future growth. This decline was offset by higher international revenues.
  Operating profit increased in 1994 to $310.8, or by 1%, compared with the prior year. Excluding the effect of changes in foreign currency exchange rates, operating profit increased 11% as a result of higher U.S. profits caused by decreased promotional spending related to lower activity and higher international profits due to higher revenues.

Special Interest Magazines
  1995 v. 1994   Revenues for Special Interest Magazines
increased in 1995 to $95.6, or by 5%, compared with the prior year, of which 3% is attributable to an increase in advertising revenue and 2% to an increase in circulation revenue. The increase in advertising revenue was primarily due to higher effective advertising rates. The increase in circulation revenue was caused equally by higher subscription pricing and an increase in the number of paid subscriptions.
  Special Interest Magazines operating loss decreased in 1995 to $0.8 compared with $3.2 in the prior year. This improvement was due to lower amortization expense.
  1994 v. 1993 Revenues increased in 1994 to $90.6, or by 8%, compared with the prior year. About 75% of this increase was attributable to increased advertising revenues due to higher advertising rates. The remaining 25% of the increase was attributable to higher subscription pricing. Circulation levels were approximately the same. This segment generated a lower operating loss of $3.2 in 1994 compared with $9.2 in the prior year. This improvement relates to stronger performance in all titles and a decrease in amortization expense.

Other Businesses
  1995 v. 1994   Revenues for Other Businesses, net of
intersegment sales, increased in 1995 to $140.2, or by 11%, compared with the prior year, primarily due to higher sales at QSP. Operating profit increased 17% in 1995, to $31.1, compared with 1994. On a comparable basis, operating profit increased 14% primarily because of increased revenues.
  1994 v. 1993   Revenues increased in 1994 to $126.4, or by
19%, due to higher sales at QSP. Operating profit increased to $26.6, or by 30%, attributable to increased revenues.

Corporate Expense
  Corporate Expense in 1995 of $56.0 was slightly lower compared with $57.0 in the prior year. Corporate Expense declined from $63.1 in 1993 to $57.0 in 1994, or by 10%, due to lower compensation costs and outside consulting fees.

Forward-Looking Information

  The company believes that, as a result of rising paper and postage costs, weakness in European response rates and increased investment spending for long-term growth, earnings per share in 1996 will increase less than the 10-15% growth rate achieved in the recent past.
  The company estimates that additional expense of approximately $50.0 may be incurred in 1996 as a result of higher paper and postage costs. The company plans to offset part of these increases through prudent pricing and productivity improvements, including by continuing to regionalize and consolidate certain purchasing and printing operations and reducing less profitable promotional mailings.
  The company is taking actions to restore growth in Europe by reducing the number of promotional mailings, increasing the variety of promotions and curtailing price increases. Initial benefits from these actions are not expected to be realized until the end of 1996 and in 1997.
  The company expects that it will make additional investments to expand its customer base, enter new markets, improve its information systems and enter into strategic alliances and make small acquisitions in order to achieve sustainable long-term growth. The financial impact of these additional investments could approach $20.0 in 1996.
  The company seeks to maximize total long-term return to shareholders and is confident in its ability to achieve 10-15% earnings per share growth over the long term.

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and marketable securities decreased $234.8 to $532.1 at June 30, 1995 compared with $766.9 at June 30, 1994. This decrease was primarily due to the repurchase of 6.4 million shares of Class A nonvoting common stock ($280.2) and dividend payments ($175.5) exceeding cash provided by operations ($240.4).
  The fiscal 1995 full-year dividend payment increased to $1.55 per share, or 15%. The company increased its quarterly dividend on common stock to $0.40 per share, or 14%, during fiscal 1995 and is currently paying dividends at an annualized rate of $1.60 per share.
  In March 1995, the company announced its fourth share repurchase program to acquire up to an additional five million shares of Class A nonvoting common stock and completed its third program, announced in March 1994, to repurchase five million shares of Class A nonvoting common stock.
  Capital expenditures in 1995 amounted to $50.3 and were primarily for management information systems equipment and improvements to existing facilities.
  The company believes that its liquidity, capital resources and cash flow are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends and the company's share repurchase program. The company also believes its liquidity, capital resources and cash flow are sufficient to finance present plans to expand existing product lines in existing markets, to identify and develop new products and markets, and to enter into strategic alliances and make small acquisitions.

New Accounting Standards

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which must be adopted by 1997. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The company is currently assessing the effect of this statement.

[GRAPH -- Cash Provided by Operations]


        The Reader's Digest Association, Inc. and Subsidiaries
                   Consolidated Statements of Income


                                                     Years ended June 30,
In millions, except per share data         1995             1994        1993
Revenues                             $3,068.5          $2,806.4       $2,868.6

Cost of sales, fulfillment and        1,194.3           1,080.2        1,111.2
distribution expense
Promotion, selling and                1,482.3           1,370.4        1,404.7
administrative expense
Effect of promotion accounting            ---            (113.9)          ---
changes, net
Other operating items                     ---              76.0           ---


Operating profit                        391.9            393.7           352.7

Other income, net                        30.6             69.5            67.3


Income before provision for income
taxes and cumulative effect of          422.5            463.2           420.0
changes in accounting principles

Provision for income taxes              158.5            191.1           161.7

Income before cumulative effect of      264.0            272.1           258.3
changes in accounting principles
Cumulative effect of changes in           ---            (25.8)          (51.0)
accounting principles
Net income                            $ 264.0           $246.3          $207.3


Earnings per share:
  Before cumulative effect of          $  2.35           $ 2.34          $ 2.16
changes in accounting principles
  Cumulative effect of changes in          ---            (0.23)          (0.42)
accounting principles
  Earnings per share                   $  2.35           $ 2.11          $ 1.74

Average common shares outstanding       112.0            115.7           118.7



See accompanying notes to consolidated financial statements.


        The Reader's Digest Association, Inc. and Subsidiaries
                      Consolidated Balance Sheets



                                                         June 30,
In millions                                   1995                   1994
Assets
Current assets:
Cash and cash equivalents                     $214.6                  $ 183.2
Short-term investments                          93.0                    211.5
Receivables, net                               396.4                    392.8
Inventories                                    188.6                    167.3
Prepaid expenses and other current assets      322.5                    242.4

Total current assets                         1,215.1                  1,197.2

Marketable securities                          224.5                    372.2
Other long-term investments                     43.1                     51.3
Property, plant and equipment, net             256.6                    241.8
Intangible assets, net                          77.6                     69.7
Other noncurrent assets                        141.8                    117.2

Total assets                                $1,958.7                 $2,049.4


Liabilities and stockholders' equity
Current liabilities:
Accounts payable                             $ 224.8                  $ 205.5
Accrued expenses                               358.7                    346.7
Income taxes payable                            79.0                     84.4
Unearned revenue                               391.7                    388.8
Other current liabilities                       17.9                     14.5

Total current liabilities                    1,072.1                  1,039.9

Postretirement  and postemployment  benefits   133.5                    122.1
other than pensions
Other noncurrent liabilities                   112.3                     96.4

Total liabilities                            1,317.9                  1,258.4

Stockholders' equity:
Capital stock                                   29.5                     29.6
Paid-in capital                                118.3                     90.3
Retained earnings                            1,093.5                  1,005.0
Foreign currency translation adjustment         (0.3)                   (22.1)
Net unrealized gains on certain investments      5.1                     11.9
Treasury stock, at cost                       (605.3)                  (323.7)

Total stockholders' equity                     640.8                    791.0

Total liabilities and stockholders' equity  $1,958.7                 $2,049.4

See accompanying notes to consolidated financial statements.


        The Reader's Digest Association, Inc. and Subsidiaries
                 Consolidated Statements of Cash Flows



                                                 Years ended June 30,
In millions                           1995              1994            1993
Cash flows from operating
activities
Net income                          $ 264.0             $246.3         $ 207.3
Depreciation and amortization          44.7               42.2            45.1
Gain  on marketable securities  and    (8.9)             (42.6)          (29.4)
investments
Cumulative  effect  of  changes  in       -               25.8            51.0
accounting principles
Changes in assets and liabilities:
      Accounts receivable, net          6.8               (3.6)          (15.9)
      Inventories                     (15.7)               6.2           (33.0)
      Unearned revenue                 (5.4)              10.9             8.6
       Accounts payable and accrued    12.5              120.6            55.0
         expenses
      Other, net                      (57.6)             (90.7)          (38.2)

Net change in cash due to operating   240.4              315.1           250.5
activities

Cash flows from investing
activities
Proceeds from maturities and  sales
of marketable securities
 and short-term investments           405.8              275.4           128.7
Purchases  of marketable securities
and short-term                       (144.2)            (277.0)         (134.9)
 investments
Capital expenditures                  (50.3)             (42.2)          (48.0)
Proceeds   from   other   long-term     4.3               19.6             9.2
investments, net
Proceeds  from sales  of  property,     1.9                3.1             4.0
plant and equipment

Net change in cash due to investing   217.5              (21.1)          (41.0)
activities

Cash flows from financing
activities
Dividends paid                       (175.5)            (157.7)         (138.0)
Common stock repurchased             (280.2)            (150.3)         (166.2)
Other, net                             15.4                2.8             7.2

Net change in cash due to financing  (440.3)            (305.2)         (297.0)
activities

Effect of exchange rate changes  on    13.8               10.9           (21.7)
cash

Net   change  in  cash   and   cash    31.4               (0.3)         (109.2)
equivalents

Cash   and   cash  equivalents   at   183.2              183.5           292.7
beginning of year
Cash and cash equivalents at end of $ 214.6             $183.2         $ 183.5
year

Supplemental information
Cash paid for interest              $   1.4             $  2.3         $   2.7
Cash paid for income taxes          $ 168.8             $157.0         $ 168.1



   See accompanying notes to consolidated financial statements.



      The Reader's Digest Association, Inc. and Subsidiaries
    Consolidated Statements of Changes in Stockholders' Equity




In millions, except per share data
                             Capital Stock                                   Foreign        Net
                                           Unamortized                       Currency    Unrealized
                      Preferred  Common    Restricted   Paid-In   Retained   Translation  Gains on     Treasury
                        Stock    Stock       Stock      Capital   Earnings  Adjustment  Investments    Stock    Total
Balance at June 30,    $28.8     $1.4     $(1.7)       $56.4     $  847.1    $18.0       $     --      $(15.1)  $934.9
1992

Net income               --        --       --         --           207.3      --              --        --      207.3
Translation              --        --       --         --            --      (53.9)            --        --      (53.9)
adjustment
Common stock             --        --       --         --            --        --              --      (166.2)  (166.2)
repurchased
Common  stock  issued
under
 various plans           --        --       0.6         20.9         --        --              --         0.6     22.1
Dividends  on  common
stock
   ($1.15 per share)     --        --       --         --         (136.7)      --              --        --     (136.7)

Dividends on             --        --       --         --           (1.3)      --              --        --       (1.3)
preferred stock

Balance at June 30,    $28.8     $1.4     $(1.1)       $77.3      $916.4    $(35.9)       $    --     $(180.7)   $806.2
1993

Net income               --        --       --         --          246.3       --              --        --       246.3
Translation              --        --       --         --            --       13.8             --        --        13.8
adjustment
Common stock             --        --       --         --            --        --              --      (150.3)   (150.3)
repurchased
Common  stock  issued
under
   various plans         --        --       0.5         13.0         --        --              --         7.3      20.8
Dividends  on  common
stock
   ($1.35 per share)     --        --       --         --        (156.4)       --              --        --      (156.4)

Dividends on             --        --       --         --          (1.3)       --              --        --        (1.3)
preferred stock
Net unrealized gains
on certain               --        --       --         --           --         --              11.9      --        11.9
investments, net of
tax

Balance at June 30,    $28.8     $1.4     $(0.6)      $90.3   $1,005.0      $(22.1)           $11.9   $(323.7)   $791.0
1994

Net income               --        --       --         --        264.0         --              --        --       264.0
Translation              --        --       --         --           --        21.8             --        --        21.8
adjustment
Common stock             --        --       --         --           --         --              --      (280.2)   (280.2)
repurchased
Common stock issued
under various plans      --        --      (0.1)       28.0         --         --              --        (1.4)     26.5
Dividends  on  common
stock
   ($1.55 per share)     --        --       --         --       (174.2)        --              --        --      (174.2)

Dividends on             --        --       --         --         (1.3)        --              --        --        (1.3)
preferred stock
 Net unrealized gains
on certain               --        --       --         --           --         --             (6.8)      --        (6.8)
investments, net of
tax

Balance at June 30,    $28.8      $1.4    $(0.7)     $118.3   $1,093.5       $(0.3)           $5.1    $(605.3)   $640.8
1995


See accompanying notes to consolidated financial statements.


      The Reader's Digest Association, Inc. and Subsidiaries
            Notes to Consolidated Financial Statements

In millions except share and per share data


One     Summary of Significant
        Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its U.S. and international subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Changes in Accounting Principles
As of June 30, 1994, the company adopted Statement of Financial Accounting Standards No. (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." This adoption had no effect on the company's consolidated statement of income for 1994.
  In 1994, the company adopted Statement of Position No. (SOP) 93-7, "Reporting on Advertising Costs," retroactive to July 1, 1993. Concurrently, the company changed its accounting for premiums and product development costs. The impact of the product development and premium accounting changes on prior years was not significant. As a result of the promotion, premiums and product development accounting changes, 1994 results reflect a one-time increase in operating profit of $113.9.
   In the first quarter of 1994, the company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of the change resulted in a non-cash, after-tax charge of $25.8, or $0.23 per share.
  In the fourth quarter of 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes," retroactive to July 1, 1992. The cumulative effect of these changes resulted in a non-cash, after-tax charge of $53.3, or $0.44 per share for SFAS 106 and a benefit of $2.3 or $0.02 per share for SFAS 109.
Foreign Currency Translation
Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders' equity.

Cash and Cash Equivalents
The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reflected net of allowances for returns and bad debts of $227.8, $209.5 and $198.4 at June 30, 1995, 1994 and 1993, respectively. Additions to the allowances amounted to $427.1, $433.4 and $486.5 and amounts written off amounted to $408.8, $422.3 and $461.7 during the years ended June 30, 1995, 1994 and 1993, respectively.

Inventories
Inventories are stated at the lower of cost or market, primarily determined on the first-in, first-out (FIFO) basis.
The majority of U.S. inventory is determined on the last-in, first-out basis.

Short-Term Investments and Marketable Securities
Short-term investments and marketable securities are composed primarily of government and corporate fixed income securities. These securities are classified as available-for-sale and carried at fair value, based on quoted market prices. The net unrealized gains or losses on these investments are reported as a separate component of stockholders' equity, net of tax. While it is the company's intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. The specific identification method is used to compute the realized gains and losses on debt and equity securities.
Derivative Financial Instruments
Premiums on option contracts which qualify for hedge accounting are deferred and amortized into income systematically over the life of the contract. Gains and losses on other derivatives are recognized in income based on current market values.

Depreciation and Amortization
The cost of buildings and equipment is depreciated using the straight-line method over useful lives up to 50 years for buildings and up to 20 years for equipment. Leasehold improvements are amortized using the straight-line method over the term of the lease or the life of the improvement, whichever is shorter.

Intangible Assets
Intangible assets are composed of distribution rights, contracts, subscription lists and other intangible assets as well as the excess of costs over the fair value of net assets of several businesses acquired. The excess of costs over fair value of businesses acquired is amortized, on a straight-line basis, over varying periods, not in excess of 40 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, not in excess of 15 years. The company continually evaluates the recoverability of its intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on projected income and cash flows from operations of related businesses as well as other economic and market variables.

Revenues
Sales of Books and Home Entertainment Products, less provisions for returns, are recorded at the time of shipment. Sales of magazine subscriptions are recorded as unearned revenue at the gross subscription price at the time the orders are received. Proportionate shares of the gross subscription price are recognized as revenues when the subscriptions are fulfilled.
Promotion Costs
Costs of direct-response advertising are deferred and amortized over the expected revenue stream, generally one to 12 months. Direct-response advertising consists primarily of promotion costs incurred in connection with the procurement of magazine subscriptions and the sale of books and other products.
   Promotion costs of $1,107.0 and $1,003.3 were incurred for the fiscal years ended June 30, 1995 and 1994, respectively. Deferred promotion costs, included in Prepaid expenses and other current assets amounted to $154.8 and $124.8 at June 30,1995 and 1994, respectively.

Income Taxes
Deferred income taxes, net of appropriate valuation allowances, are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years, to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.
   Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries as any federal taxes payable would be substantially offset by foreign tax credits.

Earnings Per Share
Earnings  per  share is computed by dividing net income,  less preferred stock dividend requirements, by the weighted average
number   of   common  shares  and  common  share   equivalents
outstanding during the year.

Reclassifications
Certain  items  in the prior years' financial statements  have
been   reclassified  to  conform  with  the   current   year's
presentation.

Two     Other Operating
        Items

In  the fourth quarter of 1994, the company recorded aggregate
charges  of  $76.0 for certain other operating  items.   These
charges relate to losses on lease terminations and provisions for certain claims against the company.

Three   Other Income, Net

                              1995                 1994                  1993
Interest income       $       40.1       $         42.9        $         51.7
Interest expense              (3.3)                (2.3)                 (4.6)
Gains on the sales
of certain                     8.9                 42.6                  29.4
investments
Loss on foreign
exchange                     (10.3)                (5.7)                 (1.4)
Other, net                    (4.8)                (8.0)                 (7.8)

                     $        30.6       $         69.5        $         67.3

Four    Inventories

                                              1995                    1994
Raw materials                                $32.4                   $17.4
Work-in-progress                              24.7                    23.7
Finished goods                               131.5                   126.2

                                            $188.6                  $167.3

Inventories would have been $12.6 and $9.8 higher than the amounts reported at June 30, 1995 and 1994, respectively, had the FIFO method of inventory been used in the U.S.

Five    Financial
        Instruments

Marketable Debt and Equity Securities

                                   Unrealized        Unrealized
1995                 Cost            Gains            Losses        Fair Value
Debt
securities maturing
within:                    $92.7         $0.3           $ ---          $93.0
      1 year
      1 to 10 years        213.8          0.5            (4.6)         209.7
Equity                       2.9         11.9             ---           14.8
securities

                          $309.4        $12.7           $(4.6)        $317.5

                                    Unrealized       Unrealized
1994                 Cost             Gains           Losses        Fair Value
Debt
securities maturing
within:                   $210.3         $1.2           $ ---         $211.5
      1 year
      1 to 10 years        350.8          0.6           (14.1)         337.3
Equity                       3.3         31.6             ---           34.9
securities

                          $564.4        $33.4          $(14.1)        $583.7

Investments for which quoted market prices were not available are carried at cost, which approximates fair value. Estimates of fair value were provided by external sources.

Proceeds from sales and maturities were $405.8 and $275.4 in 1995 and 1994 including realized gains of $8.7 and $27.4, respectively.

Derivative Financial Instruments

The company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value on its foreign subsidiaries' income. The company purchases foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on its earnings, generally over periods ranging up to 12 months. Option contracts that relate to certain transactions qualify for hedge accounting.
Premiums on such option contracts are amortized over the term of the contract and any gains at maturity are included in Other income. The carrying value of these instruments is included in other assets. Derivatives that do not qualify for hedge accounting are recorded at fair value. To minimize the concentration of credit risk, the company enters into derivative transactions with a portfolio of financial institutions. The company may be exposed to credit losses in the event of nonperformance by the financial institutions that are counterparties to these instruments; however, the credit ratings of such institutions are monitored regularly, and therefore, the company does not foresee losses resulting from any nonperformance.

                    Notional/Principal   Carrying
1995                     Amounts          Value       Fair Value      Maturity
Forward Contracts
 Assets                 $     10.8       $     10.8    $     10.8    1995-1996
 Liabilities            $     10.9       $     10.9    $     10.9    1995-1996

Option Contracts
 Assets                  $   298.6      $       7.1    $      7.2    1995-1996


                    Notional/Principal   Carrying
1994                      Amounts         Value       Fair Value      Maturity
Forward Contracts
 Assets                 $     10.0       $     10.0    $     10.0    1994-1995
 Liabilities            $     10.8       $     10.8    $     10.8    1994-1995

Option Contracts
 Assets                 $    310.0       $      5.7    $      5.7    1994-1995

Amortization on option contracts amounted to $1.4 for the year ended June 30, 1995. Expense related to option contracts amounted to $7.9 and $3.7 during the years ended June 30, 1995 and 1994, respectively. Losses on forward contracts amounted to $1.8 and $2.1 during the years ended June 30, 1995 and 1994, respectively. At June 30, 1995, unamortized premiums on option contracts amounted to $1.3.

Six     Property, Plant and
        Equipment

                                               1995                 1994
Land                                $          18.8     $           18.4
Buildings and building                        226.7                207.3
improvements
Printing and fulfillment                      147.5                150.9
equipment
Furniture, fixtures and                       174.1                150.0
equipment
Leasehold improvements                         25.2                 22.6

                                              592.3                549.2
Accumulated depreciation
     and amortization                        (335.7)              (307.4)

                                      $       256.6       $        241.8

Seven   Intangible Assets

                                              1995                    1994
Distribution rights,
contracts, subscription                      $69.4                   $62.0
lists and other
Excess of cost over
fair value of net
assets of businesses                          83.7                    79.1
acquired

                                             153.1                   141.1
Accumulated                                  (75.5)                  (71.4)
amortization

                                             $77.6                   $69.7

Eight   Pension Plans

The company and certain of its U.S. and international subsidiaries have pension plans covering substantially all permanent employees. The plans' benefits are based primarily on years of credited service and participants' compensation. The plans' assets consist principally of fixed income and equity securities.
 The company's funding policy for its U.S. pension plans is to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts may be approved by the company's Board of Directors from time to time. The company's funding policy for its international pension plans is to meet local statutory requirements. Assumptions used to determine pension costs and projected benefit obligations are as follows:

                                        U.S. Plans
                     1995              1994                  1993
Discount rate        7.7%              8.0%                  8.5%
Compensation         5.2%              5.5%                  6.0%
increase rate
Long-term rate of
return on plan       9.5%              9.5%                  10.0%
assets

                                    International Plans
                     1995               1994                 1993
Discount rate        5-15%             4-14%                 4-15%
Compensation         4-13%             2-12%                 2-13%
increase rate
Long-term rate of    6-16%             5-16%                 5-16%
return on plan
assets

Components of the company's consolidated net periodic pension cost are as follows:

                              1995                 1994                   1993
Service cost          $       18.8       $         16.9         $         15.9
Interest cost                 40.1                 36.6                   35.4
Actual return on            (103.3)               (11.2)                 (60.6)
plan assets
Net amortization              54.9                (36.5)                  14.3
and deferral

                    $         10.5      $           5.8        $           5.0

The actuarial present value of benefit obligations and the funded status of the U.S. and international plans are as follows:

                                 1995                          1994
                        Over-         Under-          Over-          Under-
                        funded        funded          funded         funded
Plan assets at
     fair value        $  627.0       $  4.2         $  532.6       $  4.8

Projected benefit
     obligation          (497.3)       (72.4)          (455.3)       (33.7)

Plan assets in
excess of
(less than)
projected
benefit obligation        129.7        (68.2)           77.3         (28.9)
Unrecognized net
     gain                 (72.0)        (1.8)          (19.0)         (0.6)
Unrecognized net
     (asset)              (33.2)         0.3           (37.8)          0.4
liability
Unrecognized prior
     service cost           8.5          8.9             5.8           8.3
Additional
minimum liability           ---         (4.0)            ---          (3.8)

Prepaid (accrued)
     pension cost        $ 33.0      $ (64.8)         $ 26.3        $(24.6)


Accumulated
 benefit obligation      $424.8      $  62.5          $385.2        $ 25.7
Vested benefit
     obligation          $414.8      $  57.7          $375.9        $ 21.3


Nine    Postretirement and
        Postemployment
        Benefits

The company provides medical and dental benefits to U.S. retired employees and their dependents. Substantially all of the company's U.S. employees become eligible for these benefits when they meet minimum age and service requirements. The company also provides benefits such as disability, severance and health insurance to former or inactive employees prior to retirement based upon the employee's length of service. The company has the right to modify or terminate these unfunded benefits.
 Costs, before taxes, for postretirement benefits included in the company's consolidated statements of income are as follows:

                                 1995                   1994
Service cost                        $              $    3.6
                                  3.0
Interest cost                     6.8                   7.3
Amortization                    (0.3)                   ---
of net gain

                               $ 9.5              $    10.9


Components of the postretirement benefits liability recognized in the company's consolidated balance sheets are as follows:

                                       1995                        1994
Retirees (including         $          52.9                $       53.1
covered
dependents)
Fully eligible                         12.0                        14.4
active
participants
Other active                           31.5                        30.9
participants
Unrecognized net                       10.3                         2.2
gain

                              $       106.7                 $     100.6

The health care inflation assumption used to determine the postretirement benefits liability was 13.0% for 1995 and 14.0% for 1994, decreasing to 8.0% by the year 2000 with respect to medical benefits and 11.0% for 1995 and 11.5% for 1994, decreasing to 8.0% by the year 2001 with respect to dental benefits. Increasing the assumed health care cost rates by one percentage point in each year would increase the accumulated postretirement benefits liability as of June 30, 1995 by approximately $14.5 and increase the related interest and service costs before taxes for 1995 by approximately $1.8. A discount rate of 7.7% for 1995 and 8.0% for 1994 was used in determining the accumulated postretirement benefits liability.

Ten     Employee
        Compensation Plans

The 1989 and 1994 Key Employee Long Term Incentive Plans (Plans) provide that the Compensation & Nominating Committee of the Board of Directors (the Committee) may grant stock options, stock appreciation rights, restricted stock, performance units and other awards to eligible employees. The Committee may grant certain stock-based awards up to a maximum of 5,420,000 and 6,000,000 underlying Class A shares of nonvoting common stock (Class A) under the Plans, respectively. No awards may be granted with respect to Class B voting common stock (Class B). Changes in outstanding options are as follows:

                          Shares                 Range of
                        Subject to             Option Price
                          Options               Per Share
Outstanding at                2,616,400      $20.00 to $46.63
June 30, 1992

 Granted                      1,035,000      $48.00 to $55.13
 Exercised                    (274,050)      $20.00 to $46.63
 Canceled                      (73,000)      $20.00 to $48.00

Outstanding at                3,304,350      $20.00 to $55.13
June 30, 1993

 Granted                      1,749,000      $41.06 to $41.50
 Exercised                    (121,992)      $20.00 to $29.44
 Canceled                     (178,425)      $20.00 to $48.00

Outstanding at                4,752,933      $20.00 to $55.13
June 30, 1994

 Granted                      1,271,000      $42.50 to $48.13
 Exercised                    (343,030)      $20.00 to $48.00
 Canceled                     (126,475)      $20.00 to $48.00

Outstanding at                5,554,428      $20.00 to $55.13
June 30, 1995

Options
exercisable at                2,260,078      $20.00 to $55.13
 June 30, 1995
Options available
for grant at                  4,014,725
     June 30, 1995

In 1995 the company granted 9,000 restricted Class A shares with a value of $0.4 to an executive officer at no cost. No grants were made in 1994 or 1993. The market value of shares awarded is recorded as unamortized restricted stock which is included in capital stock. Restricted stock is amortized over the term of the restriction period. Amortization of restricted stock amounted to $0.3, $0.5 and $0.6 for the years ended June 30, 1995, 1994 and 1993, respectively.
 The company's 1995 financial statements reflect an accrual for an anticipated contribution to its profit-sharing plan related to 1995 and the issuance of 274,812 Class B shares with a value of $11.2 in fulfillment of its 1994 contribution obligation. The company contributed 329,144 and 201,241 Class B shares with a value of $12.6 and $10.6 in 1994 and 1993, respectively, to its profit-sharing plan in fulfillment of its 1993 and 1992 contribution obligations.


Eleven  Income Taxes

United States and International income before income taxes and cumulative effect of changes in accounting principles are as follows:

                           1995                    1994                  1993
United States              $215.5                  $231.9               $187.6
International               207.0                   231.3                232.4

                           $422.5                  $463.2               $420.0

Components of the company's provision for income taxes are as follows:

                                1995                   1994             1993
Current
  Federal               $         57.8        $          54.0          $ 84.5
  State and local                 15.2                   14.1            18.9
  International                   92.3                   98.3           105.4

                        $        165.3        $         166.4          $208.8
Deferred
  Federal                          1.7                    8.6           (37.7)
  State and local                  0.3                    0.5            (6.4)
  International                   (8.8)                  15.6            (3.0)

                        $         (6.8)       $          24.7          $(47.1)

                        $        158.5        $         191.1          $161.7


The differences between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

                           1995         1994               1993
U.S. statutory tax        35.0 %        35.0 %             34.0 %
rate
International             (0.6)          0.7                1.1
operations
State taxes, net           2.4           2.0                2.0
Other operating            ---           2.8                ---
items
Other, net                 0.7           0.8                1.4

Effective tax rate        37.5 %        41.3 %             38.5 %

The major components of deferred tax assets and liabilities are as follows:

                                            1995                    1994
Assets
Deferred compensation and
other employee benefits             $       85.5              $     78.2
Accounts receivable and                     47.7                    48.6
other allowances
Other, net                                  27.6                    21.8

                                          $160.8               $   148.6
Liabilities
Deferred promotion costs                    14.0                    27.9
Deferred compensation and
other employee benefits                      5.8                     4.6
Other, net                                  12.4                    17.4

                                           $32.2              $     49.9

                                          $128.6              $     98.7

The balance sheet classification of the deferred tax assets and liabilities is as follows:

                                                 1995                    1994
Prepaid expenses and                             47.5                    28.9
other current assets
Other noncurrent assets                          97.4                    69.8
Other current                                     3.5                      --
liabilities
Other noncurrent                                 12.8                      --
liabilities

                                               $128.6              $     98.7

Twelve  Accrued Expenses

                                                   1995                  1994
Compensation and other
 employee benefits                                $98.9                $114.8
Royalties and copyrights                           46.5                  41.3
payable
Taxes, other than federal
and
 international income taxes                        39.5                  31.2
Other, principally operating
 expenses                                         173.8                 159.4

                                                 $358.7                $346.7

Thirteen Capital Stock


                                               1995              1994
First Preferred Stock, par
 value $1.00 per share;
 authorized 40,000 shares;              $         3.0      $        3.0
 issued and outstanding
 29,720 shares
Second Preferred Stock, par
 value $1.00 per share;
 authorized 120,000 shares;                      10.3              10.3
 issued and outstanding
 103,720 shares
Third Subordinated Preferred
 Stock, par value $1.00 per
 share; authorized 230,000                       15.5              15.5
 shares; issued and
 outstanding 155,022 shares
Preference stock, par value
 $0.01 per share; authorized
 25,000,000 shares; issued                         --                --
 and outstanding none
Class A nonvoting common
 stock, par value $0.01 per
 share; authorized                                1.2               1.2
 200,000,000 shares;  issued
 119,437,472 shares
Class B voting common stock,
 par value $0.01 per share;
 authorized 25,000,000
 shares; issued 21,515,159                        0.2               0.2
 shares in 1995 and
 21,386,907 shares in 1994
Unamortized restricted stock                     (0.7)             (0.6)
                                         $       29.5        $     29.6
Common stock in treasury, at
 cost; 32,739,849 and
 26,861,116 Class A shares in
 1995 and 1994, respectively;            $     (605.3)       $   (323.7)
 146,560 Class B shares in
 1994

All shares of preferred stock have a preference in liquidation of $100.00 per share. The difference between the aggregate par value and liquidation preference liquidation has been appropriated from retained earnings. Further, all preferred stock is redeemable at any time at the option of the company at $105.00 per share plus accrued dividends. The terms of the First Preferred Stock and the Second Preferred Stock provide for annual cumulative dividends of $4.00 per share. The terms of the Third Subordinated Preferred Stock provide for annual cumulative dividends of $5.00 per share.
  In 1995, the company announced a new stock repurchase program to acquire up to 5,000,000 shares of Class A nonvoting common stock in open market transactions. The new program began upon the completion of the prior programs, which together provided for the repurchase of up to 11,000,000 shares of Class A nonvoting common stock. The company has repurchased a total of 13,666,700 shares of which 2,666,700 are related to the new program.

Fourteen   Commitments and
           Contingencies

The company is a defendant in several lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel for the company in such matters, recoveries, if any, by plaintiffs and claimants would not materially affect the financial position of the company or its results of operations.
  On December 21, 1993, the Roman Catholic Bishop of San Diego and the Chino Unified School District commenced a lawsuit in the U.S. District Court for the Southern District of California against a subsidiary of the company, QSP, Inc., and the company, alleging violation of the federal antitrust laws and seeking treble damages in an unspecified amount and certain injunctive relief. The complaint alleges that QSP, Inc. is unlawfully monopolizing a claimed school and youth group magazine fund-raising market. The suit was certified as a class action on July 1, 1994. Extensive deposition and discovery have taken place and are expected to conclude before the end of 1995. While the final outcome of this lawsuit cannot be determined with certainty, management believes that it will not have a material adverse effect on the company's results of operations or financial position. The company intends to defend this action vigorously.
  The company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment. Rentals amounted to $31.7, $33.0 and $32.1 in 1995, 1994 and 1993, respectively, and sublease income amounted to $7.1, $7.0 and $6.5 in 1995, 1994 and 1993, respectively.
  Future minimum rental commitments, net of sublease income, for non-cancelable operating leases are as follows:

                       Minimum               Minimum
                       Rental              Sublease
                       Payments              Income                  Net
1996                    $25.4                    $5.7                $19.7
1997                     23.1                     5.6                 17.5
1998                     18.0                     5.1                 12.9
1999                      8.3                     0.9                  7.4
2000                      6.6                     0.9                  5.7
Later years              34.3                     0.6                 33.7


Fifteen Segments

Segment information is located on pages 21 and 22 of this annual report.


        The Reader's Digest Association, Inc. and Subsidiaries
              Dividend and Market Information (Unaudited)




In millions, except per share data

                                                Income (Loss) Before
                                                Cumulative Effect of                                       Stock Price Range
                                                Accounting Changes     Net Income (Loss)                   High - Low
                                 Operating
                                 Income                                                     Dividends
                      Revenues   (Loss)      Amount     Per Share    Amount    Per Share  Per Share    Class A      Class B
1995
  First Quarter        $710.8      $101.6     $ 67.3     $0.59       $ 67.3     $0.59    $0.35      $44 3/8-39 7/8  $41 3/4-37 3/8
  Second Quarter        855.6       160.9      105.1      0.93        105.1      0.93     0.40      $49 3/8-43 1/4  $46-40 1/4
  Third Quarter         793.0        98.7       66.0      0.59         66.0      0.59     0.40      $49 1/4-45      $45 1/2-41 3/8
  Fourth Quarter        709.1        30.7       25.6      0.23         25.6      0.23     0.40      $48 5/8-38 1/4  $45-36 3/4

                     $3,068.5      $391.9     $264.0     $2.35       $264.0     $2.35    $1.55      $49 3/8-38 1/4  $46-36 3/4
1994
  First Quarter        $637.2      $158.6     $118.3     $1.01       $ 92.5      $0.78   $0.30      $43 3/4 -36 1/8 $39 7/8-35 7/8
  Second Quarter        802.2       170.8      117.9      1.01        117.9       1.01    0.35      $46-37 3/8      $44 1/2-37 3/4
  Third Quarter         709.2        99.5       69.6      0.61         69.6       0.61    0.35      $47 3/4-39 7/8  $44 3/8-37 3/8
  Fourth Quarter        657.8       (35.2)     (33.7)    (0.29)       (33.7)     (0.29)   0.35      $44 1/8-40 1/8  $40 3/4-37

                     $2,806.4      $393.7     $272.1     $2.34       $246.3      $2.11   $1.35      $47 3/4-36 1/8  $44 1/2-35 7/8
1993
  First Quarter        $680.0      $ 88.1      $67.6     $0.56       $ 16.6      $0.14   $0.25      $55 3/8-46      $53 1/2-45 3/8
  Second Quarter        806.7       103.0       70.4      0.59         70.4       0.59    0.30      $56 3/8-50 1/4  $54-48 3/8
  Third Quarter         737.6       136.0       94.5      0.79         94.5       0.79    0.30      $55 7/8-46 3/8  $53 1/2-44
  Fourth Quarter        644.3        25.6       25.8      0.22         25.8       0.22    0.30      $47-39 5/8      $44 3/4-37

                     $2,868.6      $352.7     $258.3     $2.16       $207.3      $1.74   $1.15      $56 3/8-39 5/8  $54-37





Cash dividends on common stock are declared and paid share and share alike, on the Class A and Class B shares. The company's Class A and Class B common stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively. As of June 30, 1995, there were approximately 3900 holders of record of the company's Class A common stock and 250 holders of record of the company's Class B common stock.


Independent Auditor's Report

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.

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

September 6, 1995

Report of Management




The company has prepared the accompanying financial statements and other related financial information contained in this annual report in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

The company maintains a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that transactions and events are recorded properly and that assets are safeguarded. The internal control system is supported by written policies and procedures and by the careful selection, training and supervision of qualified personnel, and is monitored by an internal audit function.

The company's financial statements have been audited by KPMG Peat
Marwick LLP, independent auditors, as stated in their report, which is presented herein.

The Audit Committee of the Board of Directors, composed only of outside directors, meets periodically with management, internal auditors and the independent auditors to review accounting, auditing, financial reporting and other related matters. The internal auditors and independent auditors have full and unrestricted access to the Audit Committee.





JAMES P. SCHADT
James P. Schadt
Chairman and Chief Executive Officer





STEPHEN R. WILSON
Stephen R. Wilson
Executive Vice President and
Chief Financial Officer



        The Reader's Digest Association, Inc. and Subsidiaries
                        Selected Financial Data





In  millions, except per share      1995          1994           1993                1992               1991
data
Income Statement Data
Revenues                        $3,068.5       $    2,806.4    $    2,868.6         $    2,614.0       $    2,345.1
Operating profit                  $391.9             $393.7*         $352.7         $      330.2       $      292.0
Net income                        $264.0             $246.3*         $207.3         $      234.4       $      209.1
Earnings per share before
cumulative effect of
accounting changes /                $2.35              $2.34*          $2.16        $        1.95      $        1.74
extraordinary items
Cumulative effect of                  --               (0.23)          (0.42)               --                 --
 accounting changes/
 extraordinary items
Earnings per share                  $2.35              $2.11           $1.74        $        1.95      $        1.74
Dividends per common share          $1.55              $1.35           $1.15        $        0.80      $        0.57

Balance Sheet Data
Cash and cash equivalents,
short-term investments and        $532.1          $   766.9      $    723.4         $      804.0       $      649.7
marketable securities
Total assets                    $1,958.7          $ 2,049.4      $  1,872.4         $    1,932.3       $    1,605.3
Stockholders' equity              $640.8          $   791.0      $    806.3         $      934.9       $      759.6
Average common shares              112.0              115.7           118.7                119.8              119.4
outstanding
Book value per share                $5.66              $6.70           $6.65                $7.56              $6.12




 1990               1989           1988               1987                 1986               1985
$  2,009.7      $    1,832.0     $    1,712.0         $    1,420.1           $    1,254.8       $    1,216.6
$    240.1      $      206.7     $      213.3         $      149.8           $       97.7       $       57.0
$    176.0      $      151.5     $      142.3         $       94.7           $       73.1       $       51.6


$     1.48      $       1.28     $       1.19         $       0.72           $        0.52      $        0.24

   --                     --             --                   0.06                    0.07               0.17
$     1.48             $1.28     $       1.19         $       0.78           $        0.59      $        0.41
$     0.38             $0.28     $       0.22         $       0.17           $        0.10      $        0.10



$   588.4       $     505.1     $      411.7         $      370.2            $      258.1       $      180.1
$ 1,434.3       $   1,173.7     $    1,054.2         $      881.4            $      706.5       $      603.3
$   634.1       $     449.2     $      345.4         $      238.4            $      171.9       $      103.5
    118.3             117.8            118.1                119.2                   121.2              122.0
$     5.07      $       3.57    $        2.69        $        1.77           $        1.18      $        0.61



*Includes the effect of promotion accounting changes, net (pre-tax benefit of $113.9, or $0.60 per share, net of tax) and other operating items (aggregate pre-tax charge of $76.0, or $0.51 per share, net of tax).