Form 10-K, Exhibit 13
period 1996-06-30
READERS DIGEST ASSOCIATION INC
filed 1996-09-26
CIK 858558


The Reader's Digest Association, Inc. and Subsidiaries
Financial Overview

In millions, except per share data             1996(1)            1995
Revenue                                       $3,098.1          $3,068.5
Operating profit                                $109.3            $391.9
Net income                                       $80.6            $264.0
Earnings per share                               $0.73             $2.35
Dividends per common share                       $1.75             $1.55
Cash and cash equivalents,
Short-term investments  and
 marketable securities                          $374.2            $532.1
Total assets                                  $1,904.1          $1,958.7
Stockholders' equity                            $478.9            $640.8


(1) Results for 1996 include the effects of third quarter charges (aggregate pre-tax charges of $245.0, or $1.57 per share) and fourth quarter savings on the finalization of the company's lease termination program in the United Kingdom
($10.0, or $0.09 per share).


The Reader's Digest Association, Inc. and
Subsidiaries
BUSINESS SEGMENT FINANCIAL INFORMATION
                                                    Years ended June 30,
In millions                                       1996       1995     1994
Revenues
   Reader's Digest Magazine                       $739.8      $732.9     $689.1
   Books and Home Entertainment Products        $2,099.4    $2,099.8   $1,900.3
   Special Interest Magazines                      $91.9       $95.6      $90.6
   Other Businesses                               $170.6      $143.9     $129.6
   Intersegment (1)                                $(3.6)      $(3.7)     $(3.2)

                                                $3,098.1    $3,068.5   $2,806.4

Operating profit
   Reader's Digest Magazine                        $48.8       $78.3      $78.6
   Books and Home Entertainment Products          $322.1      $339.3     $310.8
   Special Interest Magazines                       $0.3       $(0.8)   $(3.2)
   Other Businesses                                $32.2       $31.1    $26.6
   Effect of promotion accounting
   changes, net                                      ---        ---    $113.9
   Other operating items                         $(235.0)       ---    $(76.0)
   Corporate Expense                              $(59.1)     $(56.0)  $(57.0)

                                                  $109.3      $391.9   $393.7

Identifiable assets
   Reader's Digest Magazine                       $358.3      $365.0   $348.4
   Books and Home Entertainment Products          $981.1      $973.7   $928.9
   Special Interest Magazines                      $66.4       $88.6    $80.1
   Other Businesses                                $76.9       $51.0    $39.2
   Corporate (2)                                  $421.4      $480.4   $652.8

                                                $1,904.1    $1,958.7 $2,049.4

Depreciation and amortization
   Reader's Digest Magazine                        $11.8       $11.6    $11.2
   Books and Home Entertainment Products           $30.4       $27.8    $23.7
   Special Interest Magazines                       $1.6        $2.4     $4.1
   All other                                        $5.0        $2.9     $3.2

                                                   $48.8       $44.7    $42.2

Capital expenditures
   Reader's Digest Magazine                        $14.7       $13.6    $12.1
   Books and Home Entertainment Products           $36.8       $32.9    $26.7
   All other                                        $8.1        $3.8     $3.4

                                                   $59.6       $50.3    $42.2



GEOGRAPHIC FINANCIAL INFORMATION                    Years ended June 30,
In millions                                        1996       1995      1994
Revenues
     United States                              $1,278.9    $1,196.9  $1,117.8
     Europe                                      1,379.7     1,455.8   1,301.0
     Pacific and Other Markets                     445.6       424.9     396.8
     Interarea                                      (6.1)       (9.1)     (9.2)

                                                $3,098.1    $3,068.5  $2,806.4

Revenues interarea
     United States                                  $3.2        $4.3      $4.6
     Europe                                          2.4         3.2       3.5
     Pacific and Other Markets                       0.5         1.6       1.1

                                                    $6.1        $9.1      $9.2

Operating profit
     United States                                $167.6      $151.7    $135.1
     Europe                                        173.5       225.5     231.3
     Pacific and Other Markets                      62.3        70.7      46.4
     Effect of promotion accounting
     changes, net                                   ---         ---      113.9
     Other operating items                        (235.0)       ---      (76.0)
     Corporate Expense                             (59.1)      (56.0)    (57.0)

                                                  $109.3      $391.9    $393.7

Identifiable assets
     United States                                $664.9      $587.6    $525.3
     Europe                                        563.4       669.4     660.7
     Pacific and Other Markets                     254.4       221.3     210.6
     Corporate (2)                                 421.4       480.4     652.8

                                                $1,904.1    $1,958.7  $2,049.4


(1) Intersegment sales are included in the company's Other Businesses segment.
(2) Corporate assets consist primarily of cash and cash equivalents, short-term investments, marketable securities and other long-term investments.



The Reader's Digest Association, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION  & ANALYSIS
Dollars in millions, except per share data

Change in Presentation

In 1996, the company reclassified certain costs and expenses in the consolidated statements of income to more closely reflect its business and internal reporting practices. There was no impact on operating profit or net income. Additionally, certain prior year amounts in the company's consolidated balance sheet and consolidated statements of cash flows have been reclassified to conform with the current year's presentation.

Results of Operations

In the third quarter of 1996, the company recorded total charges of $245.0 ($169.8 after tax, or $1.57 per share), comprised of $204.0 relating primarily to the streamlining of the company's organizational structure and the strategic repositioning of certain businesses and $41.0 for various claims against the company. These charges are recorded in other operating items in the consolidated statement of income. The streamlining of the company's organizational structure covers the separation of approximately 1,300 employee positions from the worldwide workforce by the end of 1997 through a combination of voluntary early retirement incentives and involuntary severance programs.
Nearly onehalf of these positions have been identified from European operations, with the remainder divided between the United States and Pacific and Other Markets.
Also associated with the streamlining are asset write-downs and contract terminations relating to the redirection of distributor and supplier relationships, the outsourcing of certain functions where it is cost-beneficial to the company, lease terminations, and the discontinuation of individual products in specific geographic markets.

The strategic repositioning of certain businesses relates in part to the special interest magazines in the United
States, which were re-assessed for their fit with the overall corporate strategy, including their ability to attract new customers. As a result, Travel Holiday magazine was sold effective March 21, 1996, and certain other magazines will re-focus their editorial content and their target audiences. Other businesses affected were a publishing and book club business in the United Kingdom, and a children's book club business in the United States.

The primary components of the $204.0 charge are $104.4 of severance costs associated with the reduction of the worldwide workforce; $51.5 of other items such as asset write-downs and contract termination costs; and $48.1 relating to the strategic repositioning of certain businesses. As a result of these initiatives, the company expects to realize approximately $50.0 of annual pre-tax savings in 1997. Additionally, these initiatives will require pre-tax cash outlays of approximately $144.0, the majority of which are expected to occur in 1997. The savings from these actions are not necessarily indicative of incremental earnings in 1997 as they will help fuel the company's investment in long-term growth initiatives.

1996 v. 1995   Worldwide revenues in 1996 were about even
at $3,098.1, compared with the prior year. Slightly higher prices and sales of a higher priced product mix were offset by slight declines in volume. Higher revenues in the United States and Pacific and Other Markets were offset by lower revenues in Europe.

Worldwide operating profit decreased from $391.9 in 1995 to $109.3, or by 72%, in 1996. Excluding the effect of the third quarter charges, worldwide operating profit decreased to $354.3, or by 10%, which includes $10.0 of savings recognized as a result of the finalization of the company's lease termination program in the United Kingdom.
Operating profit also decreased due to higher paper and postage costs and performance in the company's European operations.

Earnings per share declined 69% to $0.73 in 1996 compared with $2.35 in 1995. Excluding the effect of the third quarter charges, earnings per share decreased to $2.30, or by 2%, in 1996, which includes the benefit of $0.09 per share due to the savings recognized as a result of the finalization of the company's lease termination program in the United Kingdom. Earnings per share declined less than operating profit due to a lower effective tax rate, excluding the effect of other operating items, and the reduction in outstanding shares due to the company's share repurchase program.

1995 v. 1994   Worldwide revenues in 1995 increased 9%, to
$3,068.5, compared with the prior year, of which approximately 4% was attributable to the favorable effect of changes in foreign currency exchange rates, 3% to higher prices and sales of a higher priced product mix and 2% to an increase in volume. The segments that were the primary contributors to this 9% increase were Books and Home Entertainment Products and Reader's Digest Magazine, representing approximately 7% and 2%, respectively.

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

Earnings per share was $2.35 in 1995. On a comparable basis, earnings per share increased 4% over 1994. This increase is attributable to the reduction in outstanding shares due to the company's share repurchase program and a lower effective tax rate.

Other Income, Net

1996 v. 1995   Other income, net decreased in 1996 to
$28.4, compared with $30.6 in 1995. The primary contributor to this decrease was lower interest income
($21.5 in 1996, compared with $40.1 in 1995), partially offset by higher gains on the sales of certain investments
($15.8 in 1996, compared with $8.9 in 1995) and lower expense related to losses on foreign exchange transactions and hedging activity ($6.1 in 1996, compared with $10.3 in 1995).

1995 v. 1994   Other income, net decreased in 1995 to
$30.6, compared with $69.5 in 1994. This decrease was caused by lower gains on the sales of certain investments
($8.9 in 1995, compared with $42.6 in 1994).

Income Taxes

The company reduced its overall effective tax rate, excluding the effect of other operating items, to 35.5% in 1996 from 37.5% in 1995. This decrease was primarily attributable to favorable settlements relating to prior years, as well as effective tax planning.

Geographic Areas
[Graph - Operating Profit by Geographic Area]

United States

1996 v. 1995   Revenues in the United States increased in
1996 to $1,278.9, or by 7%,  compared with 1995.  Books
and Home Entertainment Products accounted for 6% of this
increase.  Within Books and Home Entertainment Products,
the increase was attributable to higher revenues in books,
due to a higher priced product mix, the launch of a new
illustrated book series and higher music product revenues
which was partially attributable to increased membership
in music series.   Revenues also increased in Other
Businesses due to higher sales at QSP. Operating profit increased 11% to $167.6 in 1996 compared with 1995 due to higher revenues and the benefit of cost containment initiatives, partially offset by higher paper and postage costs.

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

Europe

1996 v. 1995   Revenues in Europe decreased from $1,455.8
in 1995 to $1,379.7, or by 5%, in 1996. Excluding the favorable effects of foreign currency exchange rates, revenues declined 8%. This decline was attributable primarily to lower volume in Books and Home Entertainment
Products, including Condensed Books, general books and series books. Operating profit decreased from $225.5 in 1995 to $173.5, or by 23%, in 1996. These results reflect the company's investment in restaging its European operations, lower customer response rates to some of the company's promotional mailings in a number of markets and general weakness in European economies. The restaging comprises a program to restore long-term customer and revenue growth by decreasing the number of mailings and mail quantity in a given mailing, varying its promotional offers, adding distribution channels, such as direct response television, and moderating the rate of product price increases. While the company believes its strategy to improve European performance is on track, the pace of implementation of the restaging has been slower than originally anticipated due to the changes in local and regional management and the ongoing changes throughout the company, and the continued general weakness in European economies. These factors and circumstances resulted in lower performance particularly in Books and Home
Entertainment Products. Higher paper costs also contributed to the operating profit decline.

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


Pacific and Other Markets

1996 v. 1995   Revenues in Pacific and Other Markets
increased from $424.9 in 1995 to $445.6, or by 5%, in 1996. Excluding the unfavorable effects of foreign exchange, revenues increased 10%. This increase was attributable to Books and Home Entertainment Products,
Reader's Digest Magazine and Other Businesses. Within
Books and Home Entertainment Products, excluding the unfavorable effects of foreign currency exchange rates, all product lines reported revenue increases due primarily to higher prices and a higher priced product mix. For
Reader's Digest Magazine the increase was primarily attributable to increased circulation revenues. Revenues for Other Businesses increased due to the acquisition of QSP Canada. Operating profit decreased 12% in 1996 to
$62.3. The decrease in operating profit was primarily attributable to higher paper costs, lower response rates to promotional mailings and formats in South Africa and investments in new countries.

1995 v. 1994   Revenues for Pacific and Other Markets
increased in 1995 to $424.9, or by 7%, compared with the prior year, principally due to higher sales of Books and Home Entertainment Products. Operating profit increased
52% in 1995 to $70.7. On a comparable basis, operating profit increased 57%. This increase was primarily attributable to improved results in Mexico, which absorbed costs in 1994 associated with a change in marketing approach, and increased sales of Books and Home
Entertainment Products in other locations.

Business Segments
[GRAPH - Operating Profit by Business Segment]

Reader's Digest Magazine

1996 v. 1995   Revenues for Reader's Digest Magazine
remained about even at $739.8 in 1996. The slight increase was primarily due to higher advertising revenues.
The increase in advertising revenues was attributable to higher rates and to a lesser extent higher advertising pages. Advertising pages increased in the United States and Pacific and Other Markets but declined in Europe. Circulation revenues remained even. Lower circulation levels were offset by higher subscription pricing.
Increased circulation levels in Pacific and Other Markets were more than offset by decreased circulation levels in Europe. Subscription price increases in Europe and Pacific and Other Markets were partially offset by lower average subscription prices in the United States consistent with the company's long-term growth strategy. Operating profit for Reader's Digest Magazine decreased in 1996 to $48.8 compared with $78.3 in 1995 due primarily to higher paper and postage costs and increased promotional spending to retain high-quality subscribers who purchase the company's other products.

1995 v. 1994   Revenues for Reader's Digest Magazine
increased in 1995 to $732.9, or by 6%, due equally to higher advertising revenue and the favorable effect of changes in foreign currency exchange rates. The increase in advertising revenue of $26.0 was attributable to an increase in advertising pages as the worldwide advertising environment improved. About 25% of this effect was offset by a decline in effective advertising rates caused by a change in the mix of advertising pages sold. Circulation revenues were about even in 1995 compared with the prior year as the effects of higher pricing were almost entirely offset by fewer paid subscriptions. Average circulation levels, on a global basis, declined slightly in 1995 principally as a result of the reduction in the U.S.
circulation rate base to 15 million from 16.25 million effective January 1, 1994. Operating profit in 1995 of
$78.3 decreased slightly compared with 1994. On a comparable basis, operating profit decreased 5%. In addition to higher paper and postage costs in the second half of 1995, operating profit was affected principally by higher promotion costs.

Books and Home Entertainment Products

1996 v. 1995   Revenues for Books and Home Entertainment
Products were even at $2,099.4 in 1996, compared with 1995. Higher prices and sales of a higher priced product mix, and to a lesser extent, the favorable effect of changes in foreign currency exchange rates, were offset by a decrease in unit sales. Higher unit sales in the United
States and Pacific and Other Markets were more than offset by lower unit sales in Europe. Globally, revenues for series books, music and video products reported healthy gains, offset by substantially lower revenues for general books and Condensed Books. Operating profit for Books and Home Entertainment Products decreased in 1996 to $322.1 compared with $339.3 in 1995 principally due to lower levels of customer response in Europe offset by strong performance in the United States. Higher paper and postage costs also reduced profitability.

1995 v. 1994   Revenues for Books and Home Entertainment
Products increased in 1995 to $2,099.8, or by 10%, compared with the prior year, of which 5% was attributable to the favorable effect of changes in foreign currency exchange rates, 4% to higher prices and sales of a higher priced product mix and 1% to an increase in unit sales.
Higher unit sales in the United States and Pacific and Other Markets were offset by lower sales in Europe.
Revenues increased for all product lines. Notably, video revenues increased 26% compared with the prior year as unit sales increased in each of the company's three geographic areas. Sales of Books and Home Entertainment
Products were influenced by a variety of factors, including the appeal of products offered and the number and timing of promotional mailings. Operating profit increased in 1995 to $339.3, or by 9%, over 1994. On a comparable basis, operating profit increased 11%. This increase is almost equally attributable to increased revenues and the favorable effect of changes in foreign currency exchange rates.

Special Interest Magazines

1996 v. 1995   Revenues for Special Interest Magazines
decreased in 1996 to $91.9, or by 4%, compared with the prior year. This decrease was primarily attributable to the sale of Travel Holiday magazine in the third quarter of 1996. Excluding results for Travel Holiday, circulation revenues increased slightly due primarily to higher subscription pricing while advertising revenues remained about even compared with the prior year.
Operating performance improved in 1996 compared with 1995 primarily due to lower advertising sales expenses.
1995 v. 1994 Revenues for Special Interest Magazines increased in 1995 to $95.6, or by 5%, compared with the prior year, of which 3% is attributable to an increase in advertising revenue and 2% to an increase in circulation revenue. The increase in advertising revenue was primarily due to higher effective advertising rates. The increase in circulation revenue was caused equally by higher subscription pricing and an increase in the number of paid subscriptions. Special Interest Magazines operating loss decreased in 1995 to $0.8 compared with $3.2 in the prior year. This improvement was due to lower amortization expense.

Other Businesses

1996 v. 1995   Revenues for Other Businesses, net of
intersegment sales, increased in 1996 to $167.0, or by 19%, compared with the prior year, primarily due to higher sales at QSP in the United States and the acquisition of QSP Canada. Operating profit increased because of magazine subscription growth at QSP, offset by higher paper costs.

 1995 v. 1994   Revenues for Other Businesses, net of
intersegment sales, increased in 1995 to $140.2, or by 11%, compared with the prior year, primarily due to higher sales at QSP. Operating profit increased 17% in 1995, to $31.1, compared with 1994. On a comparable basis, operating profit increased 14% primarily because of increased revenues.

Corporate Expense

Corporate Expense in 1996 of $59.1 increased 6% compared with $56.0 in the prior year primarily due to higher recruiting and relocation expenses offset by the benefit of cost containment initiatives. Corporate Expense in 1995 of $56.0 was slightly lower compared with $57.0 in 1994.

Forward-Looking Information

The company's strategic actions discussed above are expected to provide initial benefits in the form of improving customer response rates, reducing product returns and bad debts and rebuilding and augmenting the customer base, particularly in the second half of 1997, with improved financial results to follow.

Given the company's expectations of improved European performance in the second half of 1997 and assuming planned results in the rest of the business, the company expects solid full-year operating profit growth in 1997;
however the company also expects substantially lower capital gains, lower interest income and a one percentage point higher effective tax rate. Due to the these non-operating items, earnings per share growth will not correlate with operating profit growth in 1997.

The company seeks to maximize total long-term return to shareholders and believes that through the expansion of product lines, distribution channels and promotional programs to attract new and younger customers, it will be able to achieve sustainable growth over the long term.

The statements contained in this report, if not historical, are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from the financial results described in the forward-looking statements. These risks and uncertainties include the level and rate of progress in the company's program to stabilize and restore growth in its operations, the effect of worldwide paper and postage costs, and the ability of the company to achieve earnings per share growth through internal investment, strategic alliances, joint ventures and other methods. The success of the company's program is in turn dependent on factors such as the effectiveness of the company's marketing strategies to grow its customer base and improve customer response rates, the appeal of the company's mix of products, the company's success at entering into and collaborating with others to conduct effective strategic alliances and joint ventures, and general economic conditions.

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and marketable securities decreased $157.9 to $374.2 at June
30, 1996 compared with $532.1 at June 30, 1995. This decrease was primarily due to dividend payments ($190.1) and the repurchase of 1.4 million shares of Class A nonvoting common stock ($62.9) exceeding cash provided by operations ($119.2).

The 1996 full-year dividend payment increased to $1.75 per share, or 13%. The company increased its quarterly dividend on common stock to $0.45 per share, or 13%, during 1996 and is currently paying dividends at an annualized rate of $1.80 per share.
Capital expenditures in 1996 amounted to $59.6 and were primarily for management information systems equipment and improvements to existing facilities.

The company believes that its liquidity, capital resources, cash flow and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends and the company's share repurchase program. The company also believes its liquidity, capital resources, cash flow and borrowing capacity are sufficient to finance present plans to expand existing product lines in existing markets, to identify and develop new products and markets, and to enter into strategic alliances and make small acquisitions.

New Accounting Standards

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS)
No. 121, "Accounting for the Impairment of Long-Lived
Assets and for Long-Lived Assets to Be Disposed Of," which must be adopted by 1997. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Adoption of SFAS No. 121 is not expected to have a material impact on the company's results of operations and financial position nor will it affect the company's cash flow.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based
Compensation." This statement establishes an alternative method of accounting for stock-based compensation awarded to employees. SFAS No. 123 provides for the recognition of compensation expense based on the fair value of the award, but allows companies to continue to measure compensation cost in accordance with Accounting Principles Board
Opinion (APB) No. 25, "Accounting for Stock Issued to Employees. Companies electing this method must make pro forma disclosures of net income and earnings per share as if the fair value-based method had been applied. The company plans to continue to use APB No. 25, which does not require the company to record compensation expense for stock options it awards to employees. In 1997 the company will disclose the pro forma effect of the fair value-based method on 1996 and 1997 net income and earnings per share.


The Reader's Digest Association, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
                                              Years ended June 30,
In millions, except per share data        1996          1995            1994
Revenues                                 $3,098.1    $3,068.5       $2,806.4
Product, distribution and editorial       1,079.8     1,049.7          935.8
 expense
Promotion, marketing and                  1,674.0     1,626.9        1,514.8
 administrative expense
Effect  of promotion accounting              ---          ---         (113.9)
 changes, net
Other operating items                       235.0         ---           76.0

Operating profit                            109.3       391.9          393.7
Other income, net                            28.4        30.6           69.5

Income before provision for income taxes
 and mulative effect of change in           137.7       422.5          463.2
 accounting principle
Provision for income taxes                   57.1       158.5          191.1

Income before cumulative effect of
 change in accounting principle              80.6       264.0          272.1
Cumulative effect of change in
 accounting principle, net                    ---         ---          (25.8)

Net income                                  $80.6      $264.0         $246.3

Earnings per share:
  Before cumulative effect of change
  in accounting principle                   $0.73       $2.35         $2.34
  Cumulative effect of change in
  accounting principle                       ---          ---         (0.23)
  Earnings per share                        $0.73       $2.35         $2.11


Average common shares outstanding           107.9       112.0         115.7


See accompanying notes to consolidated financial statements.



The Reader's Digest Association, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
                                                       June 30,
In millions                                   1996               1995
Assets
Current assets:
Cash and cash equivalents                     $258.1            $214.6
Short-term investments                          18.9              93.0
Receivables, net                               412.4             396.4
Inventories                                    204.4             188.6
Prepaid expenses and other current assets      310.3             218.5

Total current assets                         1,204.1           1,111.1

Marketable securities                           97.2             224.5
Other long-term investments                     39.8              43.1
Property, plant and equipment, net             261.5             256.6
Intangible assets, net                          58.4              77.6
Other noncurrent assets                        243.1             245.8

Total assets                                $1,904.1          $1,958.7

Liabilities and stockholders' equity
Current liabilities:
Accounts payable                             $ 216.0           $224.8
Accrued expenses                               457.3            340.2
Income taxes payable                            67.3             97.5
Unearned revenue                               354.9            360.4
Other current liabilities                       17.5             17.9

Total current liabilities                    1,113.0          1,040.8

Postretirement and postemployment benefits
  other than pensions                          147.5            133.5

Other noncurrent liabilities                   164.7            143.6

Total liabilities                            1,425.2          1,317.9

Stockholders' equity:
Capital stock                                   28.4             29.5
Paid-in capital                                138.3            118.3
Retained earnings                              984.0          1,093.5
Foreign currency translation adjustment       (14.2)             (0.3)
Net  unrealized  (losses) gains  on            (1.3)              5.1
 certain investments
Treasury stock, at cost                      (656.3)          (605.3)

Total stockholders' equity                     478.9           640.8

Total liabilities and stockholders' equity   $1,904.1        $1,958.7


See accompanying notes to consolidated financial statements.


The Reader's Digest Association, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Years ended June 30,
In millions                                       1996     1995      1994
Cash flows from operating activities
Net income                                        $80.6   $264.0   $246.3
Depreciation and amortization                      48.8     44.7     42.2
Gain on marketable securities and investments     (15.8)    (8.9)   (42.6)
Cumulative  effect  of  change  in  accounting     ---       ---     25.8
principle
Changes in assets and liabilities:
      Accounts receivable, net                    (26.1)     6.8     (3.6)
      Inventories                                 (25.7)   (15.7)     6.2
      Unearned revenue                              5.3     (5.4)    10.9
      Accounts payable and accrued expenses       164.0     23.7    120.6
      Other, net                                 (111.9)   (56.9)   (89.6)

Net change in cash due to operating activities    119.2    252.3    316.2

Cash flows from investing activities
Proceeds from maturities and sales of
 marketable securities and short-                 393.1    405.8    275.4
 investments
Purchases of marketable securities and
 short-term investments                          (194.3)  (144.2)  (277.0)
Capital expenditures                              (59.6)   (50.3)   (42.2)
Proceeds from other long-term investments,         13.3      4.3     19.6
 net
Other, net                                         (9.1)   (10.0)     2.0

Net change in cash due to investing activities    143.4    205.6    (22.2)

Cash flows from financing activities
Dividends paid                                   (190.1)  (175.5)  (157.7)
Common stock repurchased                          (62.9)  (280.2)  (150.3)
Other, net                                         37.8     15.4      2.8

Net change in cash due to financing              (215.2)  (440.3)  (305.2)
 activities

Effect of exchange rate changes on cash            (3.9)    13.8     10.9

Net change in cash and cash equivalents            43.5     31.4     (0.3)

Cash and cash equivalents at beginning of year    214.6    183.2    183.5

Cash and cash equivalents at end of year         $258.1   $214.6   $183.2

Supplemental information
Cash paid for interest                             $2.0     $1.4     $2.3
Cash paid for income taxes                       $158.5   $168.8   $157.0

See accompanying notes to consolidated financial statements.


The Reader's Digest Association, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                   Capital Stock
                                                              Unamort-
                                                              ized
                                                              Res-      Paid
                                            Preferred  Common tricted     in
In millions, except per share data            Stock    Stock  Stock    Capital
Balance at June 30, 1993                       $28.8    $1.4   $(1.1)   $77.3

   Net income                                   ---     ---      ---      ---
   Translation adjustment                       ---     ---      ---      ---
   Common stock repurchased                     ---     ---      ---      ---
   Common stock issued under various plans      ---     ---       0.5    13.0
   Dividends on common stock ($1.35 per share)  ---     ---      ---      ---
   Dividends on preferred stock                 ---     ---      ---      ---
   Net unrealized gains on certain
   investments, net of tax                      ---     ---      ---      ---

Balance at June 30, 1994                       $28.8    $1.4    $(0.6)  $90.3

   Net income                                   ---     ---      ---    ---
   Translation adjustment                       ---     ---      ---    ---
   Common stock repurchased                     ---     ---      ---    ---
   Common stock issued under various plans      ---     ---      (0.1)   28.0
   Dividends on common stock ($1.55) per share  ---     ---      ---    ---
   Dividends on preferred stock                 ---     ---      ---    ---
   Net unrealized losses on certain
   investments, net of tax                      ---     ---      ---    ---

Balance at June 30, 1995                       $28.8    $1.4    $(0.7) $118.3

   Net income                                   ---     ---      ---    ---
   Translation adjustment                       ---     ---      ---    ---
   Common stock repurchased                     ---     ---      ---    ---
   Common stock issued under various plans      ---     ---      (1.1)   20.0
   Dividends on common stock ($1.75 per share)  ---     ---      ---    ---
   Dividends on preferred stock                 ---     ---      ---    ---
   Net unrealized losses on certain
   investments, net of tax                      ---     ---      ---    ---

Balance at June 30, 1996                       $28.8    $1.4    $(1.8) $138.3


See accompanying notes to consolidated financial statements.



The Reader's Digest Association, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                  Net
                                                   Foreign     Unrealized
                                                   Currency     (Losses)
                                       Retained   Translation   Gains on    Treasury
In millions, except per share data     Earnings   Adjustment   Investments    Stock    Total
Balance at June 30, 1993                $916.4     $(35.9)       $---      $(180.7)   $806.2

   Net income                            246.3       ---          ---        ---       246.3
   Translation adjustment                ---         13.8         ---        ---        13.8
   Common stock repurchased              ---         ---          ---       (150.3)   (150.3)
   Common stock issued under             ---         ---          ---          7.3      20.8
     various plans
   Dividends on common stock            (156.4)      ---          ---        ---      (156.4)
     ($1.35 per share)
   Dividends on preferred stock           (1.3)      ---          ---        ---        (1.3)
   Net unrealized gains on certain
     investments, net of tax             ---         ---         11.9        ---        11.9

Balance at June 30, 1994              $1,005.0     $(22.1)      $11.9      $(323.7)   $791.0

   Net income                            264.0       ---          ---        ---       264.0
   Translation adjustment                ---         21.8         ---        ---        21.8
   Common stock repurchased              ---         ---          ---       (280.2)   (280.2)
   Common stock issued under             ---         ---          ---         (1.4)     26.5
      various plans
   Dividends on common stock            (174.2)      ---          ---        ---      (174.2)
      ($1.55 per share)
   Dividends on preferred stock           (1.3)      ---          ---        ---        (1.3)
   Net unrealized losses on certain
      investments, net of tax            ---         ---         (6.8)       ---        (6.8)

Balance at June 30, 1995              $1,093.5      $(0.3)       $5.1       $(605.3)  $640.8

   Net income                             80.6       ---          ---        ---        80.6
   Translation adjustment                ---        (13.9)        ---        ---       (13.9)
   Common stock repurchased              ---         ---          ---         (62.9)   (62.9)
   Common stock issued under             ---         ---          ---          11.9     30.8
      various plans
   Dividends on common stock          (188.8)        ---          ---        ---      (188.8)
      ($1.75 per share)
   Dividends on preferred stock         (1.3)        ---          ---        ---        (1.3)
   Net unrealized losses on certain
      investments, net of tax            ---         ---         (6.4)       ---        (6.4)

Balance at June 30, 1996                $984.0     $(14.2)      $(1.3)      $(656.3)  $478.9

See accompanying notes to consolidated financial statements.

The Reader's Digest Association, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in millions, except per share data
ONE Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its U.S. and international subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Change in Presentation

In 1996, the company reclassified certain costs and expenses in the consolidated statements of income to more closely reflect its business and internal reporting practices. There was no impact on operating profit or net income. Additionally, certain prior year amounts in the company's consolidated balance sheet and consolidated statements of cash flows have been reclassified to conform with the current year's presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in these financial statements.
Actual results could differ from those estimates.

Changes in Accounting Principles

As of June 30, 1994, the company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
This adoption had no effect on the company's consolidated statement of income for 1994.

In 1994, the company adopted Statement of Position (SOP)
No. 93-7, "Reporting on Advertising Costs," retroactive to
July 1, 1993. Concurrently, the company changed its accounting for premiums and product development costs. The impact of the product development and premium accounting changes on prior years was not significant. As a result of the promotion, premiums and product development accounting changes, 1994 results reflect a one-time increase in operating profit of $113.9.

In the first quarter of 1994, the company adopted SFAS No.
112, "Employers' Accounting for Postemployment Benefits."
The cumulative effect of the change resulted in a non-cash, after-tax charge of $25.8, or $0.23 per share.

Cash and Cash Equivalents

The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reflected net of allowances for returns and bad debts of $193.1, $227.8 and $209.5 at June
30, 1996, 1995 and 1994, respectively. Additions to the allowances amounted to $428.6, $427.1 and $433.4 and amounts written off amounted to $463.3, $408.8 and $422.3 during the years ended June 30, 1996, 1995 and 1994, respectively.

Inventories

Inventories are stated at the lower of cost or market, primarily determined on the first-in, first-out (FIFO) basis. The majority of U.S. inventory is valued on the lastin, first-out basis.

Short-Term Investments and Marketable Securities

Short-term investments and marketable securities are composed primarily of government and corporate fixed income securities. These securities are classified as availablefor-sale and carried at fair value, based on quoted market prices. The net unrealized gains or losses on these investments are reported as a separate component of stockholders' equity, net of tax. While it is the company's intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. The specific identification method is used to compute the realized gains and losses on debt and equity securities.

Derivative Financial Instruments

Premiums on option contracts which qualify for hedge accounting are deferred and amortized into income systematically over the life of the contract. Gains and losses on other derivatives are recognized in income based on current market values.

Depreciation and Amortization

The cost of buildings and equipment is depreciated using the straight-line method over useful lives up to 50 years for buildings, up to 15 years for printing and fulfillment equipment and up to 5 years for other equipment.
Leasehold improvements are amortized using the straight-line method over the term of the lease or the life of the improvement, whichever is shorter.

Intangible Assets

Intangible assets are composed of distribution rights, contracts, subscription lists and other intangible assets as well as the excess of costs over the fair value of net assets of several businesses acquired. The excess of costs over fair value of businesses acquired is amortized, on a straight-line basis, over varying periods, not in excess of 40 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, not in excess of 15 years. The company continually evaluates the recoverability of its intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on projected income and cash flows from operations of related businesses on an undiscounted basis as well as other economic and market variables.

Revenues

Sales of Books and Home Entertainment Products, less provisions for returns, are recorded at the time of shipment. Sales of magazine subscriptions are recorded as unearned revenue at the gross subscription price at the time the orders are received. Proportionate shares of the gross subscription price are recognized as revenues when the subscriptions are fulfilled.

Promotion Costs

Costs of direct response advertising are matched with the expected revenue stream, generally one to 12 months.
Direct response advertising consists primarily of promotion costs incurred in connection with the procurement of magazine subscriptions and the sale of books and other products. Promotion costs of $972.5, $945.8 and $882.5 were incurred for the years ended June
30, 1996, 1995 and 1994, respectively. Prepaid promotion costs, included in prepaid expenses and other current assets, amounted to $54.2 and $40.8 at June 30, 1996 and 1995, respectively. Deferred promotion costs, included in other noncurrent assets, amounted to $98.9 and $114.0 at June 30, 1996 and 1995, respectively.

Income Taxes

Deferred income taxes, net of appropriate valuation allowances, are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries as any federal taxes payable would be substantially offset by foreign tax credits.

Earnings Per Share

Earnings per share is computed by dividing net income, less preferred stock dividend requirements, by the weighted average number of common shares outstanding during the year.

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

TWO  Other Operating Items

In the fourth quarter of 1996, the company finalized its lease termination program in the United Kingdom at a savings of $10.0 below the provision that was originally established as part of the 1994 other operating items, as discussed below.

In the third quarter of 1996, the company recorded total charges of $245.0 ($169.8 after tax, or $1.57 per share), comprised of $204.0 relating primarily to the streamlining of the company's organizational structure and the strategic repositioning of certain businesses and $41.0 for various claims against the company.

The streamlining of the company's organizational structure covers the separation of approximately 1,300 employee positions from the worldwide workforce by the end of 1997 through a combination of voluntary early retirement incentives and involuntary severance programs. Nearly one half of these positions have been identified from European operations, with the remainder divided between the United
States and Pacific and Other Markets.

Also associated with the streamlining, and included in other items in the table below, are asset write-downs and contract terminations relating to the redirection of distributor and supplier relationships, the outsourcing of certain functions where it is cost-beneficial to the company, lease terminations, and the discontinuation of individual products in specific geographic markets.

The strategic repositioning of certain businesses relates in part to the special interest magazines in the United
States, which were re-assessed for their fit with the overall corporate strategy, including their ability to attract new customers. As a result, Travel Holiday magazine was sold effective March 21, 1996, and certain other magazines will re-focus their editorial content and their target audiences. Other businesses affected were a publishing and book club business in the United Kingdom, and a children's book club business in the United States.

The components of the $204.0 charge, as well as reserve balances remaining at June 30, 1996, are:

                               Total
                              Charged      Utilized     Remaining

Employee retirement and
 severance benefits             $104.4       $44.1         $60.3
Other items                       51.5        16.2          35.3
Business repositioning            48.1        19.9          28.2

                                $204.0       $80.2        $123.8

In the fourth quarter of 1994, the company recorded aggregate charges of $76.0 for certain other operating items. These charges relate to losses on lease terminations and provisions for certain claims against the company.

THREE  Other Income, Net

                                 1996        1995          1994
Interest income                 $21.5       $40.1         $42.9
Interest expense                 (2.4)       (3.3)         (2.3)
Gains on the sales of certain    15.8         8.9          42.6
investments
Loss on foreign exchange         (6.1)      (10.3)         (5.7)
Other, net                       (0.4)       (4.8)         (8.0)

                                $28.4       $30.6         $69.5


FOUR Inventories
                                 1996       1995
Raw materials                   $33.0       $32.4
Work-in-progress                 19.9        24.7
Finished goods                  151.5       131.5

                               $204.4    $  188.6


Inventories would have been $16.3 and $12.6 higher than the amounts reported at June 30, 1996 and 1995, respectively, had the FIFO method of inventory been used for U.S. inventory.

FIVE  Financial Instruments

Marketable Debt and Equity Securities

                                           Unrealized   Unrealized   Fair
1996                         Cost             Gains       Losses    Value
Debt securities
 maturing within:
 1 year                      $18.9        $ ---        $ ---        $18.9
 1 to 3 years                 99.4          ---         (2.2)        97.2

                            $118.3        $ ---        $(2.2)      $116.1


                                          Unrealized   Unrealized    Fair
1995                         Cost           Gains        Losses      Value
Debt securities
 maturing within:
 1 year                     $92.7         $0.3        $ ---        $93.0
 1 to 10 years              213.8          0.5         (4.6)       209.7
Equity securities             2.9         11.9          ---         14.8

                           $309.4        $12.7        $(4.6)      $317.5


Short-term investments for which quoted market prices were not available are carried at cost, which approximates fair market value due to the short maturities of these investments. The fair value of all other investments is based upon quoted market prices.

Proceeds from sales and maturities were $393.1, $405.8 and $275.4 for the years ended June 30, 1996, 1995 and 1994 including realized gains of $6.0, $8.7 and $27.4, respectively.

Derivative Financial Instruments

The company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its foreign subsidiaries' income. The company purchases foreign currency option contracts to minimize the effect of fluctuating foreign currencies on its earnings, generally over periods ranging up to 12 months. In addition, the company enters into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities.

The company, as a matter of policy, does not speculate in financial markets and, therefore, does not hold financial instruments for trading purposes. Premiums on option contracts that qualify for hedge accounting are amortized over the term of the contract and any gains at maturity are included in other income. Option contracts that do not qualify for hedge accounting are recorded at fair value, and changes in market value on such instruments are included in other income. The carrying value of option contracts is included in other assets. Forward contracts are reflected in the company's balance sheet at market value in receivables, net and accounts payable, and changes in market value on these instruments are included in other income.

The company may be exposed to credit losses in the event of nonperformance by the financial institutions that are counterparties to these instruments; however the company manages this exposure through specific minimum credit standards and diversification of financial institutions with which it enters into these derivative transactions.

The company's derivative financial instruments involve elements of market risk as a result of potential changes in foreign currency exchange rates. The market risk associated with the option contracts is limited to the carrying value of these contracts in the company's consolidated balance sheet. Since forward contracts remain outstanding as effective hedges of existing foreign currency exposure, the impact of potential changes in future foreign currency exchange rates on these instruments would generally offset the related impact on the assets and liabilities being hedged.

                           Notional/       Carrying     Fair
1996                   Principal Amounts    Value       Value      Maturity
Forward Contracts
 Assets                     $25.4           $25.4       $25.4      1996-1997
 Liabilities                $25.4           $25.4       $25.4      1996-1997
Option Contracts
 Assets                    $300.6            $9.6       $10.5      1996-1997



                          Notional/         Carrying    Fair
1995                   Principal Amounts     Value      Value      Maturity
Forward Contracts
 Assets                     $10.8            $10.8      $10.8      1995-1996
 Liabilities                $10.9            $10.9      $10.9      1995-1996
Option Contracts
 Assets                    $298.6            $ 7.1       $7.2      1995-1996


SIX  Property, Plant and Equipment

                                              1996        1995
Land                                         $17.9       $18.8
Buildings and building improvements          240.4       226.7
Printing and fulfillment equipment            53.2        74.6
Furniture, fixtures and equipment            269.0       247.0
Leasehold improvements                        23.9        25.2

                                            $604.4      $592.3

Accumulated depreciation
 and amortization                          $(342.9)    $(335.7)

                                            $261.5      $256.6


SEVEN   Intangible Assets
                                             1996        1995
Distribution rights, contracts,
  subscription lists and other              $67.8       $69.4
Excess of cost over fair value of
  net assets of businesses acquired          78.6        83.7

                                           $146.4      $153.1
Accumulated amortization                    (88.0)      (75.5)

                                            $58.4       $77.6


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


                                               U.S. Plans
                                        1996      1995     1994
Discount rate                           7.75%     7.75%    8.00%
Compensation increase rate              5.25%     5.25%    5.50%
Long-term rate of return on plan        9.50%     9.50%    9.50%
  assets

                                             International Plans
                                         1996     1995     1994
Discount rate                            4-15%    5-15%    4-14%
Compensation increase rate               3-13%    4-13%    2-12%
Long-term rate of return on plan         5-16%    6-16%    5-16%
  assets


Components of the company's consolidated net periodic pension cost are as follows:

                                         1996      1995     1994
Service cost                            $20.9     $18.8    $16.9
Interest cost                            44.4      40.1     36.6
Actual return on plan assets           (118.5)   (103.3)   (11.2)
Net amortization and deferral            65.6      54.9    (36.5)
Special items                             2.5       ---      ---

                                        $14.9     $10.5     $5.8


Special items in the table above reflect the net increase in 1996 pension expense due to the voluntary early retirement and involuntary severance programs.

The actuarial present value of benefit obligations and the funded status of the U.S. and international plans are as follows:

                                          1996             1995
                                     Over-    Under-   Over-    Under-
                                     funded   funded   funded   funded

Plan assets at fair value            $716.2    $3.9    $627.0     $4.2
Projected benefit obligation         (528.8)  (78.8)   (497.3)   (72.4)

Plan assets in excess of (less than)
  projected benefit obligation        187.4   (74.9)    129.7    (68.2)
Unrecognized net gain                (131.5)   (1.6)    (72.0)    (1.8)
Unrecognized net (asset) liability    (27.5)    0.2     (33.2)     0.3
Unrecognized prior service cost         9.4     6.1       8.5      8.9
Additional minimum liability            ---    (3.4)      ---     (4.0)

Prepaid (accrued) pension cost        $37.8  $(73.6)    $33.0   $(64.8)

Accumulated benefit obligation       $441.8   $69.7    $424.8    $62.5

Vested benefit obligation           $ 429.5   $63.6    $414.8    $57.7


NINE    Postretirement Benefits

The company provides medical and dental benefits to U.S.
retired employees and their dependents. Substantially all of the company's U.S. employees become eligible for these benefits when they meet minimum age and service requirements. The company has the right to modify or terminate these unfunded benefits.

Components of the company's costs for postretirement benefits are as follows:

                                  1996     1995      1994
Service cost                      $2.9     $3.0      $3.6
Interest cost                      6.1      6.8       7.3
Amortization of net gain          (1.1)    (0.3)      ---
Special items                      3.4      ---       ---

                                 $11.3     $9.5     $10.9


Special items in the table above reflect the net increase in 1996 postretirement benefits costs due to the voluntary early retirement and involuntary severance programs.

Components of the postretirement benefits liability recognized in the company's consolidated balance sheets are as follows:


                                                 1996        1995
Retirees (including covered dependents)         $72.0       $52.9
Fully eligible active participants                3.3        12.0
Other active participants                        22.4        31.5
Unrecognized net gain                            17.3        10.3

                                               $115.0      $106.7


The health care inflation assumption used to determine the postretirement benefits liability was 12.0% for 1996 and 13.0% for 1995, decreasing to 8.0% by the year 2001 with respect to medical benefits and 10.5% for 1996 and 11.0% for 1995, decreasing to 8.0% by the year 2001 with respect to dental benefits. Increasing the assumed health care cost rates by one percentage point in each year would increase the accumulated postretirement benefits liability as of June 30, 1996 by approximately $12.8 and increase the related interest and service costs for 1996 by approximately $1.6. A discount rate of 7.75%, 7.75% and 8.0% for 1996, 1995 and 1994, respectively, was used in determining the accumulated postretirement benefits liability.

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


                                               Shares            Range of
                                            Subject to         Option Price
                                              Options            Per Share
Outstanding at June 30, 1993                 3,304,350       $20.00 to $55.13
 Granted                                     1,749,000       $41.06 to $41.50
 Exercised                                    (121,992)      $20.00 to $29.44
 Canceled                                     (178,425)      $20.00 to $48.00

Outstanding at June 30, 1994                 4,752,933       $20.00 to $55.13
 Granted                                     1,271,000       $42.50 to $48.13
 Exercised                                    (343,030)      $20.00 to $48.00
 Canceled                                     (126,475)      $20.00 to $48.00

Outstanding at June 30, 1995                 5,554,428       $20.00 to $55.13
 Granted                                     1,302,800       $41.25 to $50.94
 Exercised                                    (399,625)      $20.00 to $48.00
 Canceled                                     (423,575)      $29.44 to $48.00

Outstanding at June 30, 1996                 6,034,028       $20.00 to $55.13

Options exercisable at June 30, 1996         2,831,003       $20.00 to $55.13

Options available for grant at
  June 30, 1996                              3,368,478


In 1996 the company granted 51,347 performance-based restricted Class A shares with a value of $2.4 to an executive officer at no cost. In 1995 the company granted
9,000 restricted Class A shares with a value of $0.4 to an executive officer at no cost. No grants were made in 1994. The market value of shares awarded is recorded as unamortized restricted stock which is included in capital stock. Restricted stock is amortized over the term of the restriction period. Amortization of restricted stock amounted to $1.3, $0.3 and $0.5 for the years ended June
30, 1996, 1995 and 1994, respectively.

Additionally, in 1996 the company granted 12,200 stock appreciation rights to an executive officer.

The company's 1996 financial statements reflect an accrual for an anticipated contribution to its profit-sharing plan related to 1996 and the issuance of 200,898 Class B shares with a value of $8.7 in fulfillment of its 1995 contribution obligation.  The company contributed 274,812
and 329,144 Class B shares with a value of $11.2 and $12.6 in 1995 and 1994, respectively, to its profit-sharing plan in fulfillment of its 1994 and 1993 contribution obligations.

ELEVEN  Income Taxes

United States and International income before income taxes and cumulative effect of change in accounting principle are as follows:

                                  1996          1995         1994
United States                    $59.7        $215.5       $231.9
International                     78.0         207.0        231.3

                                $137.7        $422.5       $463.2


Components of the company's provision for income taxes are as follows:

                                 1996          1995          1994
Current
   Federal                      $40.1         $57.8          $54.0
   State and local               16.1          15.2           14.1
   International                 75.8          92.3           98.3

                               $132.0        $165.3         $166.4
Deferred
   Federal                     $(44.8)         $1.7           $8.6
   State and local               (8.7)          0.3            0.5
   International                (21.4)         (8.8)          15.6

                               $(74.9)        $(6.8)         $24.7

                                $57.1        $158.5         $191.1


The differences between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:


                                   1996         1995           1994
U.S. statutory tax rate            35.0%        35.0%          35.0%
International operations           (1.1)        (0.6)           0.7
State taxes, net                    2.1          2.4            2.0
Other operating items               6.0          ---            2.8
Other, net                         (0.5)         0.7            0.8

Effective tax rate                 41.5%        37.5%          41.3%


The major components of deferred tax assets and liabilities are as follows:


                                                1996           1995
Assets:
Deferred compensation and other
employee benefits                              $91.2          $85.5
Accounts receivable and other                   52.0           47.7
 allowances
Other, net                                     124.2           27.6

                                              $267.4         $160.8

Liabilities:
Deferred promotion costs                       $15.7          $14.0
Deferred compensation and other
 employee benefits                               6.6            5.8
Other, net                                      28.4           12.4

                                               $50.7          $32.2

                                              $216.7         $128.6



The balance sheet classification of the deferred tax assets and liabilities is as follows:

                                               1996           1995
Prepaid expenses and other current           $114.0          $47.5
 assets
Other noncurrent assets                       117.9           97.4
Other current liabilities                       2.0            3.5
Other noncurrent liabilities                   13.2           12.8

                                             $216.7         $128.6


TWELVE  Accrued Expenses

                                               1996           1995
Compensation and other employee              $103.4          $98.9
 benefits
Royalties and copyrights payable               42.1           46.5
Taxes, other than income taxes                 16.9           21.0
Other, principally operating                  294.9<F1>      173.8
 expenses
                                             $457.3         $340.2


<F1> Includes $123.8 relating primarily to the streamlining
of the company's organizational structure and the strategic repositioning of certain businesses. Refer to Other Operating Items footnote for further explanation.

THIRTEEN   Capital Stock

                                                          1996      1995
First Preferred Stock, par value $1.00 per share;
  authorized 40,000 shares; issued and                    $3.0      $3.0
  outstanding 29,720 shares

Second Preferred Stock, par value $1.00 per share;
  authorized 120,000 shares; issued and                   10.3      10.3
  outstanding103,720 shares

Third Subordinated Preferred Stock, par value $1.00
  per share; authorized 230,000 shares; issued and
  outstanding 155,022 shares                              15.5       15.5

Preference stock, par value $0.01 per share;
  authorized 25,000,000 shares; issued and                ---        ---
  outstanding none

Class A nonvoting common stock, par value $0.01 per
share; authorized 200,000,000 shares; issued              1.2        1.2
  119,428,472 shares

Class B voting common stock, par value $0.01 per
  share; authorized 25,000,000 shares; issued and
  outstanding 21,716,057 shares in 1996 and              0.2        0.2
  21,515,159 shares in 1995

Unamortized restricted stock                            (1.8)      (0.7)

                                                       $28.4      $29.5

Common stock in treasury, at cost; 33,494,062
 and 32,739,849 Class A shares in 1996 and 1995,     $(656.3)   $(605.3)
  respectively


All shares of preferred stock have a preference in liquidation of $100.00 per share. The difference between the aggregate par value and liquidation preference has been appropriated from retained earnings. Further, all preferred stock is redeemable at any time at the option of the company at $105.00 per share plus accrued dividends.
The terms of the First Preferred Stock and the Second
Preferred Stock provide for annual cumulative dividends of $4.00 per share. The terms of the Third Subordinated
Preferred Stock provide for annual cumulative dividends of $5.00 per share.

In 1995, the company announced its fourth stock repurchase program, to acquire up to 5,000,000 shares of Class A nonvoting common stock in open market transactions. This program began upon the completion of the prior programs, which together provided for the repurchase of up to 11,000,000 shares of Class A nonvoting common stock. The company has repurchased a total of 15,065,800 shares of which 4,065,800 are related to the fourth program.


FOURTEEN   Commitments and Contingencies

The company is a defendant in several lawsuits and claims arising in the regular course of business.
Based on the opinions of management and counsel for the company in such matters, recoveries, if any, by plaintiffs and claimants would not materially affect the financial position of the company or its results of operations.

During the third quarter of 1996, the company's QSP, Inc. subsidiary and the company reached an agreement with the plaintiffs to settle an antitrust class action lawsuit commenced in December 1993 by the Roman Catholic Bishop of San Diego and the Chino Unified School District.
The agreement, which is subject to final approval by the U.S. District Court for the Southern District of
California, provides for QSP, Inc. and the company to deliver up to $40.0 in retail value of company products, coupons for discounts on QSP, Inc. programs, and cash.

The company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment.
Rentals amounted to $32.4, $31.7 and $33.0 in 1996, 1995
and 1994, respectively, and sublease income amounted to $6.9, $7.1 and $7.0 in 1996, 1995 and 1994, respectively.

Future minimum rental commitments, net of sublease income, for non-cancelable operating leases are as follows:

                          Minimum Rental     Minimum Sublease
                             Payments            Income           Net
1997                         $25.3               $5.9            $19.4
1998                          16.3                5.4             10.9
1999                           6.0                1.1              4.9
2000                           3.4                1.2              2.2
2001                           1.5                1.2              0.3
Later years                    5.2                1.0              4.2


FIFTEEN   Segments

Segment information is located on page 14 of this annual report.


The Reader's Digest Association, Inc. and Subsidiaries
SELECTED FINANCIAL DATA

In millions, except per share data   1996<F1>   1995<F2>    1994      1993     1992     1991
Income Statement Data
Revenues                            $3,098.1   $3,068.5   $2,806.4   $2,868.6  $2,614.0  $2,345.1
Operating profit                      $109.3     $391.9     $393.7     $352.7    $330.2    $292.0
Net income                             $80.6     $264.0     $246.3     $207.3    $234.4    $209.1
Earnings per share before
  cumulative effect of accounting
  changes/extraordinary items          $0.73      $2.35      $2.34      $2.16    $1.95      $1.74

Cumulative effect of accounting          --         --       (0.23)     (0.42)     ----
  changes/extraordinary items

Earnings per share                     $0.73      $2.35     $2.11       $1.74    $1.95    $1.74
Dividends per common share             $1.75      $1.55     $1.35       $1.15    $0.80    $0.57

Balance Sheet Data
Cash and cash equivalents,
  short-term investments               $374.2     $532.1    $766.9      $723.4   $804.0   $649.7
  and marketable securities

Total assets                         $1,904.1   $1,958.7  $2,049.4    $1,872.4 $1,932.3 $1,605.3

Stockholders' equity                   $478.9     $640.8    $791.0      $806.3   $934.9   $759.6

Average common shares outstanding       107.9      112.0     115.7       118.7    119.8    119.4

Book value per common share             $4.18      $5.66     $6.70       $6.65    $7.56    $6.12


<F1> Results  for 1996 include the effects of third quarter charges (aggregate pre-tax  charges of $245.0, or $1.57 per share) and fourth quarter savings on the finalization of the company's lease termination program in the United Kingdom ($10.0, or $0.09 per share).

<F2> Results for 1994 include the effects of promotion accounting changes, net (pre-tax benefit of $113.9, or $0.60 per share) and other operating items (aggregate pre-tax charge  of
$76.0, or $0.51 per share).




The Reader's Digest Association, Inc. and Subsidiaries
SELECTED FINANCIAL DATA

In millions, except per share data     1990       1989       1988    1987     1986
Income Statement Data
Revenues                           $2,009.7   $1,832.0    $1,712.0  $1,420.1  $1,254.8
Operating profit                     $240.1     $206.7      $213.3    $149.8     $97.7
Net income                           $176.0     $151.5      $142.3     $94.7     $73.1
Earnings per share before
 cumulative effect of accounting
 changes/extraordinary items          $1.48      $1.28       $1.19    $0.72      $0.52
Cumulative effect of accounting          --         --          --     0.06       0.07
 changes/extraordinary items
Earnings per share                    $1.48      $1.28       $1.19    $0.78      $0.59
Dividends per common share            $0.38      $0.28       $0.22    $0.17      $0.10

Balance Sheet Data
Cash and cash equivalents,
  short-term investments             $588.4     $505.1      $411.7   $370.2     $258.1
  and marketable securities
Total assets                       $1,434.3   $1,173.7    $1,054.2   $881.4     $706.5
Stockholders' equity                 $634.1     $449.2      $345.4   $238.4     $171.9
Average common shares                 118.3      117.8       118.1    119.2      121.2
  outstanding
Book value per common share           $5.07      $3.57       $2.69    $1.77      $1.18




SELECTED QUARTERLY FINANCIAL DATA and
DIVIDEND AND MARKET INFORMATION (Unaudited)


In millions, except per                   Operating
share data                                  Profit        Net Income (Loss)
                              Revenues      (Loss)      Amount     Per Share
1996
  First Quarter                $730.5       $81.8       $53.9         $0.50
  Second Quarter                918.6       144.4        94.8          0.88
  Third Quarter                 747.5      (170.5)     (114.0)        (1.06)
  Fourth Quarter                701.5        53.6        45.9          0.42

                             $3,098.1      $109.3       $80.6         $0.73
1995
  First Quarter                $710.8      $101.6       $67.3         $0.59
  Second Quarter                855.6       160.9       105.1          0.93
  Third Quarter                 793.0        98.7        66.0          0.59
  Fourth Quarter                709.1        30.7        25.6          0.23

                             $3,068.5      $391.9      $264.0         $2.35

Cash dividends on common stock are declared and paid share and share alike, on Class A and Class
B stock.  The company's Class A and Class B stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively.  As of June 30, 1996, there were approximately
2,000 holders of record of the company's Class A stock, and 200 holders of record of the company's Class B stock.




SELECTED QUARTERLY FINANCIAL DATA and
DIVIDEND AND MARKET INFORMATION (Unaudited)

                                                           Stock Price Range
                                                                High - Low
In millions, except per            Dividends
share data                         Per Share           Class A           Class B
1996
  First Quarter                       $0.40        $47 7/8- 43 7/8       $44 - 40 3/8
  Second Quarter                       0.45           $52 - 46 3/4       $47 7/8- 43 1/8
  Third Quarter                        0.45        $51 3/8 -45 1/4       $47 - 41 5/8
  Fourth Quarter                       0.45        $47 3/4- 40 1/2       $43 1/4 - 37

                                      $1.75           $52 - 40 1/2       $47 7/8 - 37

1995
  First Quarter                       $0.35         $44 3/8-39 7/8       $41 3/4-37 3/8
  Second Quarter                       0.40         $49 3/8-43 1/4       $46-40 1/4
  Third Quarter                        0.40             $49 1/4-45       $45 1/2-41 3/8
  Fourth Quarter                       0.40         $48 5/8-38 1/4       $45-36 3/4

                                      $1.55         $49 3/8-38 1/4       $46-36 3/4

Cash dividends on common stock are declared and paid share and share alike, on Class A and Class
B stock.  The company's Class A and Class B stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively.  As of June 30, 1996, there were approximately
2,000 holders of record of the company's Class A stock, and 200 holders of record of the company's Class B stock.



INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest
Association, Inc. and subsidiaries at June 30, 1996 and
1995, and the results of their operations and their cash flows for each of the years in the three-year period ended
June 30, 1996, in conformity with generally accepted accounting principles.




KPMG PEAT MARKWICK LLP

KPMG Peat Marwick LLP
New York, New York

August 13, 1996



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

The Audit Committee of the Board of Directors, composed only of directors who are not employed by the company, meets periodically with management, internal auditors and the independent auditors to review accounting, auditing, financial reporting and other related matters. The internal auditors and independent auditors have full and unrestricted access to the Audit Committee.


JAMES P. SCHADT

James P. Schadt
Chairman and Chief Executive Officer


STEPHEN R. WILSON

Stephen R. Wilson
Executive Vice President and
Chief Financial Officer