Form 10-K, Exhibit 13
period 1997-06-30
READERS DIGEST ASSOCIATION INC
filed 1997-09-25
CIK 858558

The Reader's Digest Association, Inc. and Subsidiaries

BUSINESS SEGMENT FINANCIAL INFORMATION

                                                                                        Years ended June 30,
                                                                                 ----------------------------------
In millions                                                                        1997(3)      1996(4)      1995
-------------------------------------------------------------------------------------------------------------------
Revenues
     Reader's Digest Magazine                                                    $  729.2     $  739.8     $  732.9
     Books and Home Entertainment Products                                        1,850.5      2,099.4      2,099.8
     Special Interest Magazines                                                      81.9         91.9         95.6
     Other Businesses                                                               181.0        170.6        143.9
     Intersegment(1)                                                                 (3.6)        (3.6)        (3.7)
-------------------------------------------------------------------------------------------------------------------
                                                                                 $2,839.0     $3,098.1     $3,068.5
-------------------------------------------------------------------------------------------------------------------
Operating profit
     Reader's Digest Magazine                                                    $   42.7     $   11.2     $   78.3
     Books and Home Entertainment Products                                          175.6        192.0        339.3
     Special Interest Magazines                                                       0.4        (21.1)        (0.8)
     Other Businesses                                                                22.5         (9.9)        31.1
     Corporate Expense                                                              (48.4)       (62.9)       (56.0)
-------------------------------------------------------------------------------------------------------------------
                                                                                 $  192.8     $  109.3     $  391.9
-------------------------------------------------------------------------------------------------------------------
Identifiable assets
     Reader's Digest Magazine                                                    $  410.4     $  358.3     $  365.0
     Books and Home Entertainment Products                                          881.8        981.1        973.7
     Special Interest Magazines                                                      76.4         66.4         88.6
     Other Businesses                                                                75.1         76.9         51.0
     Corporate(2)                                                                   200.1        421.4        480.4
-------------------------------------------------------------------------------------------------------------------
                                                                                 $1,643.8     $1,904.1     $1,958.7
-------------------------------------------------------------------------------------------------------------------
Depreciation and amortization
     Reader's Digest Magazine                                                    $   11.2     $   11.8     $   11.6
     Books and Home Entertainment Products                                           27.8         30.4         27.8
     Special Interest Magazines                                                       2.0          1.6          2.4
     All other                                                                        5.7          5.0          2.9
-------------------------------------------------------------------------------------------------------------------
                                                                                 $   46.7     $   48.8     $   44.7
-------------------------------------------------------------------------------------------------------------------
Capital expenditures
     Reader's Digest Magazine                                                    $   22.9     $   14.7     $   13.6
     Books and Home Entertainment Products                                           75.9         36.8         32.9
     All other                                                                       11.8          8.1          3.8
-------------------------------------------------------------------------------------------------------------------
                                                                                 $  110.6     $   59.6     $   50.3
===================================================================================================================

GEOGRAPHIC FINANCIAL INFORMATION
                                                                                        Years ended June 30,
                                                                                 ----------------------------------
In millions                                                                          1997(3)      1996(4)      1995
Revenues
     United States                                                               $1,236.4     $1,278.9     $1,196.9
     Europe                                                                       1,172.2      1,379.7      1,455.8
     Pacific and Other Markets                                                      439.8        445.6        424.9
     Interarea                                                                       (9.4)        (6.1)        (9.1)
-------------------------------------------------------------------------------------------------------------------
                                                                                 $2,839.0     $3,098.1     $3,068.5
-------------------------------------------------------------------------------------------------------------------
Revenues interarea
     United States                                                               $    2.9     $    3.2     $    4.3
     Europe                                                                           5.3          2.4          3.2
     Pacific and Other Markets                                                        1.2          0.5          1.6
-------------------------------------------------------------------------------------------------------------------
                                                                                 $    9.4     $    6.1     $    9.1
-------------------------------------------------------------------------------------------------------------------
Operating profit
     United States                                                               $  133.8     $   16.6     $  151.7
     Europe                                                                          94.1        110.0        225.5
     Pacific and Other Markets                                                       13.3         45.6         70.7
     Corporate Expense                                                              (48.4)       (62.9)       (56.0)
-------------------------------------------------------------------------------------------------------------------
                                                                                 $  192.8     $  109.3     $  391.9
-------------------------------------------------------------------------------------------------------------------
Identifiable assets
     United States                                                               $  661.0     $  664.9     $  587.6
     Europe                                                                         542.2        563.4        669.4
     Pacific and Other Markets                                                      240.5        254.4        221.3
     Corporate(2)                                                                   200.1        421.4        480.4
-------------------------------------------------------------------------------------------------------------------
                                                                                 $1,643.8     $1,904.1     $1,958.7
===================================================================================================================

(1)Intersegment sales are included in the company's Other Businesses segment.

(2)Corporate assets consist primarily of cash and cash equivalents, short-term investments, marketable securities and other long-term investments.

(3)Operating profit for 1997 reflects the allocation of other operating items of $35.0 to the business segment and geographic financial information as follows (refer to note TWO in Notes to Consolidated Financial Statements for further information): Reader's Digest Magazine $5.6, Books and Home Entertainment Products $25.5, Other Businesses $0.5, Corporate Expense $3.4, and United States $15.3, Europe $7.4, and Pacific and Other Markets $8.9.

(4)Operating profit for 1996 has been restated in the current year to reflect the allocation of other operating items of $235.0 to the business segment and geographic financial information as follows (refer to note TWO in Notes to Consolidated Financial Statements for further information): Reader's Digest Magazine $37.6, Books and Home Entertainment Products $130.1, Special Interest Magazines $21.4, Other Businesses $42.1, Corporate Expense $3.8, and United States $151.0, Europe $63.5, and Pacific and Other Markets $16.7.

The Reader's Digest Association, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS

Dollars in millions, except per share data

Management's discussion and analysis as it pertains to geographic and business segment information has been written excluding the effects of the 1997 fourth quarter charges of $35.0 and the 1996 third quarter charges of $245.0
(together, referred to as the operating charges) in order to analyze the results on a comparable basis. In addition, in 1996 reported results include $10.0 of savings recognized as a result of the finalization of the company's lease termination program in the United Kingdom.

o Results of Operations

1997 v. 1996 Worldwide revenues for 1997 decreased to $2,839.0, or by 8%, compared with $3,098.1 for 1996. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 7%. Revenues declined in all geographic areas, particularly in the company's European operations. The decrease in revenues was principally due to lower unit sales, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix in Books and Home Entertainment Products. External factors, including weak European economies and increased competitive pressures globally, impacted revenues. Tactical implementation of many simultaneous strategic initiatives, including varying the quantity and frequency of promotional mailings, moderating product pricing and introducing greater promotion variety and less aggressive sweepstakes, also contributed to lower worldwide revenues in 1997.

     Worldwide operating profit increased to $192.8 in 1997, compared with $109.3 in 1996. The 1997 and 1996 results reflect operating charges of $35.0 ($22.2 after tax, or $0.21 per share) and $245.0 ($169.8 after tax, or $1.57 per share), respectively. Excluding the effects of the operating charges, worldwide operating profit decreased by 36% in 1997, compared with the same period a year ago. These operating results reflect the impact of lower revenues and higher inventory write-offs as a result of lower customer response to third and fourth quarter promotional mailings, partially offset by the benefits of cost-containment initiatives.

     The company reported net income of $133.5, or $1.24 per share in 1997, compared with $80.6, or $0.73 per share in 1996. Excluding the effects of the operating charges, earnings per share decreased 37% to $1.45 in 1997, compared with $2.30 in 1996, which includes the benefit of $0.09 per share due to the savings recognized as a result of the finalization of the company's lease termination program in the United Kingdom.

     1996 v. 1995 Worldwide revenues in 1996 were about even at $3,098.1, compared with the prior year. Slightly higher prices and sales of a higher-priced product mix were offset by slight declines in volume. Higher revenues in the United States and Pacific and Other Markets were offset by lower revenues in Europe.

     Worldwide operating profit decreased from $391.9 in 1995 to $109.3, or by 72%, in 1996. Excluding the effect of the third quarter charges, worldwide operating profit decreased to $354.3, or by 10%, which includes $10.0 of savings recognized as a result of the finalization of the company's lease termination program in the United Kingdom. Operating profit decreased due to higher paper and postage costs and unfavorable results in the company's European operations.

     Earnings per share declined 69% to $0.73 in 1996, compared with $2.35 in 1995. Excluding the effect of the third quarter charges, earnings per share decreased to $2.30, or by 2%, in 1996, which includes the benefit of $0.09 per share due to the savings recognized as a result of the finalization of the company's lease termination program in the United Kingdom. Earnings per share declined less than operating profit due to a lower effective tax rate, excluding the effect of other operating items, and the reduction in outstanding shares due to the company's share repurchase program.

Other Income, Net

1997 v. 1996 Other income, net for 1997 decreased to $17.4, compared with $28.4 a year ago. This decrease was primarily because of lower interest income ($11.4 in 1997, compared with $21.5 in 1996), lower gains on the sales of certain investments ($7.0 in 1997, compared with $15.8 in 1996), and higher interest expense ($7.0 in 1997, compared with $2.4 in 1996), which were partially offset by higher gains on foreign exchange transactions and hedging activity ($8.5 in 1997, compared with a loss of $6.1 in 1996).

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

Income Taxes

1997 v. 1996 The overall effective tax rate for 1997 was 36.5%, compared with a reported rate of 41.5% for 1996. Excluding the effects of other operating items, the effective tax rate was 36.5% and 35.5% in 1997 and 1996, respectively. The lower effective rate in 1996 was primarily attributable to favorable settlements relating to prior years.

     1996 v. 1995 The company reduced its overall effective tax rate, excluding the effect of other operating items, to 35.5% in 1996 from 37.5% in 1995. This decrease was primarily attributable to favorable settlements relating to prior years, as well as effective tax planning.

o Geographic Areas

1997 OPERATING PROFIT BY GEOGRAPHIC AREA

                [PIE CHART]
Pacific and
Other Markets 8%
United States 55%
Europe 37%

Excludes other operating items and Corporate Expense.

Operating Profit by Geographic Area

                                         Other
                                 As    operating    As
1997                          reported   items   adjusted
---------------------------------------------------------
United States                   $133.8   $ 15.3    $149.1
Europe                            94.1      7.4     101.5
Pacific and Other Markets         13.3      8.9      22.2
Corporate Expense                (48.4)     3.4     (45.0)
---------------------------------------------------------
                                $192.8   $ 35.0    $227.8
=========================================================
                                          Other
                                 As     operating    As
1996(1)                       reported    items   adjusted
---------------------------------------------------------
United States                   $ 16.6   $151.0    $167.6
Europe                           110.0     63.5     173.5
Pacific and Other Markets         45.6     16.7      62.3
Corporate Expense                (62.9)     3.8     (59.1)
                                $109.3   $235.0    $344.3
=========================================================

(1)Results for 1996 include the effects of third quarter charges ($245.0) and fourth quarter savings on the finalization of the company's lease termination program in the United Kingdom ($10.0).

United States

1997 v. 1996 Revenues in the United States decreased from $1,278.9 in 1996 to $1,236.4, or by 3%, in 1997. This decrease was primarily attributable to lower unit sales in Books and Home Entertainment Products. Revenues were also adversely affected by the exclusion of revenues due to the sale of Travel Holiday magazine in the third quarter of 1996. Within Books and Home Entertainment Products, the lower unit sales were principally caused by declines in Condensed Books and music products. The decrease in Condensed Books and music products sales was caused by lower customer response to promotional offers. Operating profit decreased 11% to $149.1 in 1997 compared with $167.6 in 1996 due to lower revenues and lower customer response to promotional mailings, partially offset by lower paper costs and the benefit of cost-containment initiatives.

     1996 v. 1995 Revenues in the United States increased in 1996 to $1,278.9, or by 7%, compared with 1995. Books and Home Entertainment Products accounted for 6% of this increase. Within Books and Home Entertainment Products, the increase was attributable to higher revenues in general books, due to a higher-priced product mix, the launch of a new illustrated book series and higher music product revenues, which was partially attributable to increased membership in music series. Revenues also increased in Other Businesses due to higher sales at QSP. Operating profit increased 11% to $167.6 in 1996, compared with 1995, due to higher revenues and the benefit of cost-containment initiatives, partially offset by higher paper and postage costs.

Europe
1997 v. 1996 Revenues in Europe decreased from $1,379.7 in 1996 to $1,172.2, or by 15%, in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 12%. The decrease in revenues was primarily due to lower unit sales, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix within Books and Home Entertainment Products. Revenues declined in all product lines within Books and Home Entertainment Products, except for video products. Operating profit decreased from $173.5 in 1996 to $101.5, or by 41%, in 1997. Current year results were affected by increased competitive pressures, the continuing general weakness in European economies, and the company's ongoing actions to restore long-term growth in this region. These actions include the selective modification of the number of promotional mailings and mail quantity in a given mailing, variation of promotional formats, and moderation of product prices. The impact of these items was partially offset by the benefit of lower product returns and bad debts, and the implementation of cost-containment initiatives.

     1996 v. 1995 Revenues in Europe decreased from $1,455.8 in 1995 to $1,379.7, or by 5%, in 1996. Excluding the favorable effects of foreign currency exchange rates, revenues declined 8%. This decline was attributable primarily to lower volume in Books and Home Entertainment Products, including Condensed Books, general books and series books. Operating profit decreased from $225.5 in 1995 to $173.5, or by 23%, in 1996. These results reflect the company's investment in restaging its European operations, lower customer response rates to some of the company's promotional mailings in a number of markets and general weakness in European economies. Higher paper costs also contributed to the operating profit decline.

Pacific and Other Markets

1997 v. 1996 Revenues in Pacific and Other Markets decreased from $445.6 in 1996 to $439.8, or by 1%, in 1997. This decrease was caused by lower Books and Home Entertainment Products revenues; however, increased Reader's Digest Magazine circulation revenues in new countries offset almost three-quarters of this decline. Within Books and Home Entertainment Products, the decline in revenues was due to lower-priced product offerings and sales of a lower-priced product mix, as well as lower unit sales in 1997, primarily in Condensed Books and general books. Higher revenues in Latin America, reflecting product expansion in Brazil and Argentina, were offset primarily by significant revenue declines in South Africa, because of substantially lower mail quantities and customer response rates and the country's economic climate, and in Australia, due to lower customer response to promotional mailings, including the effect of promotional mailing variations, and increased competitive pressures. Operating profit decreased 64% in 1997 to $22.2, primarily because of higher proportionate promotional spending, continuing investments in new country expansion, and higher inventory write-offs as a result of the lower customer response rates.

     1996 v. 1995 Revenues in Pacific and Other Markets increased from $424.9 in 1995 to $445.6, or by 5%, in 1996. Excluding the unfavorable effects of foreign exchange, revenues increased 10%. This increase was attributable to Books and Home Entertainment Products, Reader's Digest Magazine and Other Businesses. Within Books and Home Entertainment Products, excluding the unfavorable effects of foreign currency exchange rates, all product lines reported revenue increases due primarily to higher prices and a higher-priced product mix. For Reader's Digest Magazine the increase was primarily attributable to increased circulation revenues. Revenues for Other Businesses increased due to the acquisition of QSP Canada. Operating profit decreased 12% in 1996 to $62.3. The decrease in operating profit was primarily attributable to higher paper costs, lower response rates to promotional mailings and formats in South Africa and investments in new countries.

o Business Segments

1997 OPERATING PROFIT BY BUSINESS SEGMENT

        [PIE CHART]

Other Business 8%
Readers Digest Magazine 18%
Books and Home
Entertainment
Products 74%

Excludes other operating items and Corporate Expense.


Operating Profit by Business Segment

                                                    Other
                                            As    operating    As
1997                                     reported   items   adjusted
--------------------------------------------------------------------
Reader's Digest Magazine                   $ 42.7   $  5.6    $ 48.3
Books and Home
     Entertainment Products                 175.6     25.5     201.1
Special Interest
     Magazines                                0.4       --       0.4
Other Businesses                             22.5      0.5      23.0
Corporate Expense                           (48.4)     3.4     (45.0)
--------------------------------------------------------------------
                                           $192.8   $ 35.0    $227.8
====================================================================
                                                     Other
                                            As     operating    As
1996(1)                                  reported    items   adjusted
---------------------------------------------------------------------
Reader's Digest Magazine                   $ 11.2   $ 37.6     $ 48.8
Books and Home
     Entertainment Products                 192.0    130.1      322.1
Special Interest
     Magazines                              (21.1)    21.4        0.3
Other Businesses                             (9.9)    42.1       32.2
Corporate Expense                           (62.9)     3.8      (59.1)
---------------------------------------------------------------------
                                           $109.3   $235.0     $344.3
=====================================================================

(1)Results for 1996 include the effects of third quarter charges ($245.0) and fourth quarter savings on the finalization of the company's lease termination program in the United Kingdom ($10.0).

Reader's Digest Magazine

1997 v. 1996 Revenues for Reader's Digest Magazine decreased from $739.8 in 1996 to $729.2, or by 1%, in 1997. Circulation revenues were about even year-over-year, and advertising revenues increased slightly from the prior year, excluding the adverse effect of changes in foreign currency exchange rates. Increased circulation levels in Latin America, Eastern Europe and Thailand were offset by lower paid copies in several European countries and the United States. The increase in advertising revenues was attributable to a higher number of advertising pages sold in Pacific and Other Markets and the United States, offset by a lower number of pages in Europe, and, to a lesser extent, a higher average price per page in the United States offset by a lower average price per page in Pacific and Other Markets. Operating profit for Reader's Digest Magazine decreased in 1997 to $48.3 compared with $48.8 in 1996. The decrease reflects lower revenues, increased promotional spending and investments in new countries, partially offset by lower paper costs and the benefit of cost-containment initiatives.

     1996 v. 1995 Revenues for Reader's Digest Magazine remained about even at $739.8 in 1996. The slight increase was primarily due to higher advertising revenues. The increase in advertising revenues was attributable to higher rates, and, to a lesser extent, higher advertising pages. Advertising pages increased in the United States and Pacific and Other Markets but declined in Europe. Circulation revenues remained even. Lower circulation levels were offset by higher subscription pricing. Increased circulation levels in Pacific and Other Markets were more than offset by decreased circulation levels in Europe. Subscription price increases in Europe and Pacific and Other Markets were partially offset by lower average subscription prices in the United States consistent with the company's long-term growth strategy. Operating profit for Reader's Digest Magazine decreased in 1996 to $48.8 compared with $78.3 in 1995 due primarily to higher paper and postage costs and increased promotional spending to retain high-quality subscribers who purchase the company's other products.

Books and Home Entertainment Products

1997 v. 1996 Revenues for Books and Home Entertainment Products decreased from $2,099.4 in 1996 to $1,850.5, or by 12%, in 1997, principally attributable to the company's European operations. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 10%. Most product lines reported significantly lower revenues, primarily due to lower unit sales, and, to a lesser extent, lower-priced product offerings and sales of a lower-priced product mix. External factors, including weak European economies and increased competitive pressures globally, impacted revenues. Tactical implementation of many simultaneous strategic initiatives, including varying the quantity and frequency of promotional mailings, moderating product pricing and introducing greater promotion variety and less aggressive sweepstakes, contributed to lower revenues in 1997. Operating profit for Books and Home Entertainment Products decreased in 1997 to $201.1 compared with $322.1 in 1996. These operating results were affected by the impact of the company's strategic actions to restore long-term growth in Europe, lower than anticipated responses to promotional mailings in Pacific and Other Markets, higher inventory write-offs as a result of lower customer response to promotional mailings in the third and fourth quarter, and lower customer response to Condensed Books promotional mailings.

     1996 v. 1995 Revenues for Books and Home Entertainment Products were even at $2,099.4 in 1996, compared with 1995. Higher prices and sales of a higher-priced product mix, and, to a lesser extent, the favorable effect of changes in foreign currency exchange rates, were offset by a decrease in unit sales. Higher unit sales in the United States and Pacific and Other Markets were more than offset by lower unit sales in Europe. Globally, revenues for series books, music and video products reported healthy gains, offset by substantially lower revenues for general books and Condensed Books. Operating profit for Books and Home Entertainment Products decreased in 1996 to $322.1 compared with $339.3 in 1995 principally due to lower levels of customer response in Europe offset by strong performance in the United States. Higher paper and postage costs also reduced profitability.

Special Interest Magazines

1997 v. 1996 Revenues for Special Interest Magazines decreased from $91.9 in 1996 to $81.9, or by 11%, in 1997. This decrease was primarily attributable to the exclusion of revenues due to the sale of Travel Holiday magazine in the third quarter of 1996. Excluding prior year revenues from Travel Holiday, revenues increased 8% in 1997 compared with 1996. The acquisition of Walking magazine in the third quarter of 1997 accounted for 3% of the increase in revenues. Revenues also increased due almost equally to higher circulation levels and advertising pages sold in 1997. Operating performance improved in 1997 compared with 1996 primarily reflecting the increases in circulation and advertising revenues.

     1996 v. 1995 Revenues for Special Interest Magazines decreased in 1996 to $91.9, or by 4%, compared with the prior year. This decrease was primarily attributable to the exclusion of revenues due to the sale of Travel Holiday magazine in the third quarter of 1996. Excluding results for Travel Holiday, circulation revenues increased slightly due primarily to higher subscription pricing while advertising revenues remained about even compared with the prior year. Operating performance improved in 1996 compared with 1995 primarily due to lower advertising sales expenses.

Other Businesses

1997 v. 1996 Revenues for Other Businesses, net of intersegment sales, increased in 1997 to $177.4, or by 6%, compared with the prior year, primarily due to growth in the merchandise catalog business in the United Kingdom, higher sales at QSP in the United States and the introduction of a merchandise catalog business in the United States. Operating profit decreased because of costs associated with the launch of the company's World Wide Web navigation service, LookSmart, in 1997 and higher proportionate promotional costs associated with the launch of the catalog business in the United States, which were partially offset by increased profits at QSP.

     1996 v. 1995 Revenues for Other Businesses, net of intersegment sales, increased in 1996 to $167.0, or by 19%, compared with the prior year, primarily due to higher sales at QSP in the United States and the acquisition of QSP Canada. Operating profit increased because of magazine subscription growth at QSP, offset by higher paper costs.

Corporate Expense

Corporate Expense in 1997 decreased 24% to $45.0 compared with $59.1 in 1996 due principally to lower recruiting and relocation expenses and the benefit of cost-containment initiatives. Corporate Expense in 1996 of $59.1 increased 6% compared with $56.0 in the prior year primarily due to higher recruiting and relocation expenses offset by the benefit of cost-containment initiatives.

o Forward-Looking Information

In the third quarter of 1997, the company launched a strategic investment program of initiatives to be completed over a three-year period. The majority of this spending may negatively impact operating results, particularly in fiscal 1998; however, in fiscal 1999 and 2000 it is expected that operating results should improve compared to 1998 as the effect of the spending will be offset by the returns from these initiatives. The program comprises various projects, including increased implementation of creative promotional programs, product development initiatives, selective programs to moderate price increases, innovative uses of technology, such as data mining, and the realignment of business processes and operations. The investment program spending is being adjusted as the company continues to move on specific initiatives.

     As part of the strategy associated with the investment program, the company is internally emphasizing growth in number of customers, retention of customers, conversion of customers to multi-product long-term buyers, generation of new customers, and growth in revenues, operating profit and long-term cash flow.

     Operating results for fiscal 1998 are expected to be below 1997 levels, due to spending related to the investment program and poor business performance in the second half of 1997 that reduced the number of customers carried into 1998. The company expects to record additional charges in fiscal 1998 associated with the realignment of business processes and operations as the program is finalized. Excluding the effect of charges, first quarter fiscal 1998 earnings per share are forecast to be significantly lower than the first quarter of fiscal 1997.

     The statements contained in this report, if not historical, are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from the financial results described in the forward-looking statements. These risks and uncertainties include the ability of the company to respond to competitive pressures, the level and rate of progress in the company's program to stabilize and restore growth in its operations, the effect of worldwide paper and postage costs, and the ability of the company to achieve earnings per share growth through internal investment, strategic alliances, joint ventures and other methods. The success of the company's program is in turn dependent on factors such as the effectiveness of the company's marketing strategies to stabilize and grow its customer base and improve customer response rates, especially the impact of modified and varied promotional formats on customer responses, the ability to identify customer trends, the ability to expand into new channels of distribution, the effectiveness of moderation of prices, the cost and effectiveness of the realignment of business processes and operations, the evolution of the company's organizational and structural capabilities, as well as the appeal of the company's mix of products, the accuracy of management's assessment of the current status of the company's business, and general economic conditions.

o Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and marketable securities decreased $271.8 to $102.4 at June 30, 1997, compared with $374.2 at June 30, 1996. This decrease was primarily due to dividend payments ($193.3), the repurchase of 1.7 million shares of Class A nonvoting common stock ($66.3) and capital expenditures ($110.6), exceeding cash provided by operations ($97.3).

     The 1997 full-year dividend payment increased to $1.80 per share, or by 3% compared with 1996. In 1997, the company kept its quarterly dividend on common stock at $0.45 per share, consistent with 1996 levels. On July 11, 1997, the company announced a reduction in its quarterly dividend to $0.225 per share.

     Capital expenditures in 1997 amounted to $110.6 and were primarily for the acquisition of new office facilities to consolidate premises in the United Kingdom and for management information systems equipment.

     In the fourth quarter of 1997, the company entered into an agreement with The Chase Manhattan Bank for a line of credit of $75.0 (the line of credit) for a term of one year to be used for general corporate purposes. The loans under the line of credit are payable on demand and bear interest at a floating rate based on the cost of funds of the bank plus a margin.

     The company is a party to a Competitive Advance and Revolving Credit Facility Agreement dated as of November 12, 1996, with a syndicate of domestic and foreign banks (the credit agreement). The credit agreement, which has a term of five years, permits competitive advance and revolving credit borrowings of up to $400.0 by the company and its designated subsidiaries. Interest rates can be based on: the prime rate, the federal funds rate, the London Interbank Offered Rate (LIBOR), and money market rates. The proceeds of the borrowings are to be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. The credit agreement contains certain restrictions on incurrence of debt, liens and guarantees of indebtedness. The company must also comply with certain financial covenants, including a calculation of consolidated tangible net worth. There were no borrowings outstanding under the line of credit or the credit agreement.

     The company believes that its liquidity, capital resources, cash flow and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends, the company's share repurchase program, and present plans to expand existing product lines in existing markets, to identify and develop new products and markets, and to enter into strategic alliances and make small acquisitions.

The Reader's Digest Association, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                        Years ended June 30,
                                                   ----------------------------
In millions, except per share data                     1997      1996      1995
-------------------------------------------------------------------------------
Revenues                                           $2,839.0  $3,098.1  $3,068.5
Product, distribution and editorial expense         1,026.7   1,079.8   1,049.7
Promotion, marketing and administrative expense     1,584.5   1,674.0   1,626.9
Other operating items                                  35.0     235.0        --
-------------------------------------------------------------------------------
Operating profit                                      192.8     109.3     391.9



Other income, net                                      17.4      28.4      30.6
-------------------------------------------------------------------------------
Income before provision for income taxes              210.2     137.7     422.5



Provision for income taxes                             76.7      57.1     158.5
-------------------------------------------------------------------------------

Net income                                         $  133.5  $   80.6  $  264.0
-------------------------------------------------------------------------------

Earnings per share                                 $   1.24  $   0.73  $   2.35
-------------------------------------------------------------------------------

Average common shares outstanding                     106.7     107.9     112.0
===============================================================================

See accompanying notes to consolidated financial statements.

The Reader's Digest Association, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                         June 30,
                                                                  -------------------
In millions                                                           1997       1996
-------------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                                         $   69.1   $  258.1
Receivables, net                                                     426.3      412.4
Inventories                                                          167.8      204.4
Prepaid expenses and other current assets                            262.6      329.2
-------------------------------------------------------------------------------------
Total current assets                                                 925.8    1,204.1

Marketable securities                                                 30.7       97.2
Other long-term investments                                           42.3       39.8
Property, plant and equipment, net                                   314.8      261.5
Intangible assets, net                                                59.1       58.4
Other noncurrent assets                                              271.1      243.1
-------------------------------------------------------------------------------------

Total assets                                                      $1,643.8   $1,904.1
-------------------------------------------------------------------------------------

Liabilities and stockholders' equity
Current liabilities:
Accounts payable                                                  $  211.8   $  204.0
Accrued expenses                                                     373.6      457.3
Income taxes payable                                                  22.1       67.3
Unearned revenue                                                     356.5      354.9
Other current liabilities                                             49.1       45.0
-------------------------------------------------------------------------------------
Total current liabilities                                          1,013.1    1,128.5

Postretirement and postemployment benefits other than pensions       153.3      147.5
Other noncurrent liabilities                                         131.4      149.2
-------------------------------------------------------------------------------------

Total liabilities                                                  1,297.8    1,425.2
-------------------------------------------------------------------------------------

Stockholders' equity:
Capital stock                                                         29.0       28.4
Paid-in capital                                                      141.8      138.3
Retained earnings                                                    924.2      984.0
Foreign currency translation adjustment                              (33.4)     (14.2)
Net unrealized losses on certain investments                          (0.3)      (1.3)
Treasury stock, at cost                                             (715.3)    (656.3)
-------------------------------------------------------------------------------------

Total stockholders' equity                                           346.0      478.9
-------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                        $1,643.8   $1,904.1
=====================================================================================

See accompanying notes to consolidated financial statements.

The Reader's Digest Association, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         Years ended June 30,
                                                     ---------------------------
In millions                                             1997      1996      1995
--------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                           $ 133.5   $  80.6   $ 264.0
Depreciation and amortization                           46.7      48.8      44.7
Gain on marketable securities and investments           (7.0)    (15.8)     (8.9)
Changes in assets and liabilities:
     Accounts receivable, net                          (27.5)    (26.1)      6.8
     Inventories                                        20.2     (25.7)    (15.7)
     Unearned revenue                                    7.7       5.3      (5.4)
     Accounts payable and accrued expenses             (33.7)    157.0      23.7
     Other, net                                        (42.6)   (111.9)    (56.9)
--------------------------------------------------------------------------------
Net change in cash due to operating activities          97.3     112.2     252.3
--------------------------------------------------------------------------------

Cash flows from investing activities
Proceeds from maturities and sales of marketable
     securities and short-term investments             107.3     393.1     405.8
Purchases of marketable securities and short-term
     investments                                       (23.1)   (194.3)   (144.2)
Capital expenditures                                  (110.6)    (59.6)    (50.3)
Proceeds from other long-term investments, net           2.1      13.3       4.3
Other, net                                              (8.1)     (2.1)    (10.0)
--------------------------------------------------------------------------------

Net change in cash due to investing activities         (32.4)    150.4     205.6
--------------------------------------------------------------------------------

Cash flows from financing activities
Dividends paid                                        (193.3)   (190.1)   (175.5)
Common stock repurchased                               (66.3)    (62.9)   (280.2)
Other, net                                              13.5      37.8      15.4
--------------------------------------------------------------------------------

Net change in cash due to financing activities        (246.1)   (215.2)   (440.3)
--------------------------------------------------------------------------------

Effect of exchange rate changes on cash                 (7.8)     (3.9)     13.8
--------------------------------------------------------------------------------

Net change in cash and cash equivalents               (189.0)     43.5      31.4

Cash and cash equivalents at beginning of year         258.1     214.6     183.2
--------------------------------------------------------------------------------

Cash and cash equivalents at end of year             $  69.1   $ 258.1   $ 214.6
--------------------------------------------------------------------------------

Supplemental information
Cash paid for interest                               $   5.3   $   2.0   $   1.4
Cash paid for income taxes                           $  72.2   $ 158.5   $ 168.8
================================================================================

See accompanying notes to consolidated financial statements.

The Reader's Digest Association, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY

                                               Capital Stock                                             Net
                                    -------------------------------                       Foreign     Unrealized
                                                        Unamortized                       Currency     (Losses)
                                    Preferred   Common  Restricted   Paid-In   Retained  Translation   Gains on    Treasury
In millions, except per share data    Stock     Stock     Stock      Capital   Earnings   Adjustment  Investments   Stock     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994              $28.8      $1.4     $(0.6)     $ 90.3    $1,005.0    $(22.1)      $11.9     $(323.7)  $ 791.0
Net income                               --        --        --          --       264.0        --          --          --     264.0
Translation adjustment                   --        --        --          --          --      21.8          --          --      21.8
Common stock repurchased                 --        --        --          --          --        --          --      (280.2)   (280.2)

Common stock issued under
various plans                            --        --      (0.1)       28.0          --        --          --        (1.4)     26.5
Dividends on common stock
($1.55 per share)                        --        --        --          --      (174.2)       --          --          --    (174.2)

Dividends on preferred
 stock                                   --        --        --          --        (1.3)       --          --          --      (1.3)

Net unrealized losses on
 certain
investments, net of tax                  --        --        --          --          --        --        (6.8)         --      (6.8)


-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995              $28.8      $1.4     $(0.7)     $118.3    $1,093.5    $ (0.3)      $ 5.1     $(605.3)  $ 640.8


Net income                               --        --        --          --        80.6        --          --          --      80.6
Translation adjustment                   --        --        --          --                 (13.9)         --          --     (13.9)

Common stock repurchased                 --        --        --          --          --        --          --       (62.9)    (62.9)

Common stock issued under
various plans                            --        --      (1.1)       20.0          --        --          --        11.9      30.8
Dividends on common stock
($1.75 per share)                        --        --         --         --      (188.8)       --          --          --    (188.8)

Dividends on preferred
 stock                                   --        --         --         --        (1.3)       --          --          --      (1.3)

Net unrealized losses on
 certain
investments, net of tax                  --        --          --        --          --        --        (6.4)         --      (6.4)


-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996              $28.8      $1.4       $(1.8)   $138.3    $  984.0    $(14.2)      $(1.3)    $(656.3)  $ 478.9


Net income                               --        --          --        --       133.5        --          --          --     133.5
Translation adjustment                   --        --          --        --        --       (19.2)         --          --     (19.2)

Common stock repurchased                 --        --          --        --        --          --          --       (66.3)    (66.3)

Common stock issued under
various plans                            --        --         0.6       3.5        --          --          --         7.3      11.4
Dividends on common stock
($1.80 per share)                        --        --          --        --    (192.0)         --          --          --    (192.0)

Dividends on preferred
 stock                                   --        --          --        --      (1.3)         --          --          --      (1.3)

Net unrealized gains on
 certain
investments, net of tax                  --        --          --        --        --          --         1.0          --       1.0

-----------------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997              $28.8      $1.4       $(1.2)    $141.8 $  924.2      $(33.4)      $(0.3)    $(715.3)  $ 346.0
===================================================================================================================================

See accompanying notes to consolidated financial statements.

The Reader's Digest Association, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in millions, except per share data

o ONE  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its U.S. and international subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in these financial statements. Actual results could differ from those estimates.

Changes in Accounting Principles

In 1997, the company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that certain assets be reviewed for impairment and, if impaired, remeasured at fair value, whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. This adoption did not have a material effect on the company's results of operations, financial position or cash flow for 1997.

     In 1997, the company adopted the fair value disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by this statement, the company did not change the method of accounting for its stock options and other stock-based employee compensation awards.

Cash and Cash Equivalents

The company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reflected net of allowances for returns and bad debts of $166.2, $193.1, $227.8 and $209.5 at June 30, 1997, 1996, 1995 and 1994,
respectively. Additions to the allowances amounted to $548.7, $627.8 and $659.8 and amounts written off amounted to $575.6, $662.5 and $641.5 during the years ended June 30, 1997, 1996 and 1995, respectively.

Inventories

Inventories are stated at the lower of cost or market, primarily determined on the first-in, first-out (FIFO) basis. The majority of U.S. inventory is valued on the last-in, first-out basis.

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

Derivative Financial Instruments

The company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of its foreign subsidiaries' income. The company purchases foreign currency option contracts to minimize the effect of fluctuating foreign currencies on its earnings and specifically identifiable anticipated transactions, generally over periods ranging up to 12 months. In addition, the company enters into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities. The company, as a matter of policy, does not speculate in financial markets and therefore, does not hold financial instruments for trading purposes.

     Foreign currency option contracts that reduce the company's exposure to the effects of fluctuating foreign currencies on its earnings do not meet the criteria for hedge accounting; however, option contracts that are designated as hedges and that reduce the company's exposure to the effects of fluctuating foreign currencies on specifically identifiable anticipated transactions, where it is probable that the transactions will occur, meet the criteria for hedge accounting. Forward contracts meet the criteria for hedge accounting as they are designated as, and are effective as, hedges of specifically identified foreign currency denominated assets and liabilities.

     Premiums on option contracts that qualify for hedge accounting are amortized over the term of the contract and any gains at maturity are included in other income, net. If an option contract is terminated before its maturity, the unamortized premium associated with the contract is written off and included in other income, net. Option contracts that do not qualify for hedge accounting are recorded at fair market value, and changes in market value on such instruments are included in other income, net. The carrying value of option contracts is included in prepaid expenses and other current assets. Forward contracts are reflected in the company's balance sheet at market value and included in receivables, net and accounts payable, and changes in market value on these instruments are included in other income, net. In the event that the underlying foreign currency denominated asset or liability is extinguished or terminated prior to the forward contract's maturity, the company's policy is to enter into a separate forward contract to offset any changes from that date in market value on the original contract.

Depreciation and Amortization

Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired, for which the carrying amount is reduced to the estimated fair market value. Buildings and equipment is depreciated using the straight-line method over useful lives up to 50 years for buildings, up to 15 years for printing and fulfillment equipment and up to five years for other equipment. Leasehold improvements are amortized using the straight-line method over the term of the lease or the life of the improvement, whichever is shorter.

Intangible Assets

Intangible assets are composed of distribution rights, contracts, subscription lists and other intangible assets as well as the excess of costs over the fair value of net assets of several businesses acquired. The excess of costs over the fair value of businesses acquired is amortized, on a straight-line basis, over varying periods, not in excess of 40 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, not in excess of ten years. The company continually evaluates the recoverability of its intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on projected income and cash flows from operations of related businesses on an undiscounted basis as well as other economic and market variables.

Stock-Based Compensation

Compensation cost is recognized for stock-based compensation using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. The company's policy is to grant stock options at fair market value at the date of grant.

Revenues

Sales of Books and Home Entertainment Products, less provisions for returns, are recorded at the time of shipment. Sales of magazine subscriptions are recorded as unearned revenue at the gross subscription price at the time the orders are received. Proportionate shares of the gross subscription price are recognized as revenues when the subscriptions are fulfilled.

Promotion Costs

Costs of direct response advertising are matched with the expected revenue stream, generally over a period of one to 12 months. Direct response advertising consists primarily of promotion costs incurred in connection with the procurement of magazine subscriptions and the sale of books and other products.

     Promotion costs of $942.9, $972.5 and $945.8 were incurred for the years ended June 30, 1997, 1996 and 1995, respectively. Prepaid promotion costs, included in prepaid expenses and other current assets, amounted to $44.3 and $54.2 at June 30, 1997 and 1996, respectively.

     Deferred promotion costs, included in other noncurrent assets, amounted to $119.6 and $98.9 at June 30, 1997 and 1996, respectively.

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

o TWO  Other Operating Items

In the fourth quarter of 1997, the company recorded charges of $35.0 ($22.2 after tax, or $0.21 per share), relating primarily to the realignment of the organization and operations. The company expects to record additional charges in 1998 for the realignment of business processes and operations as components of the plan are finalized.

     The realignment of the organization and operations covers the separation of employee positions from the worldwide workforce by the end of 1998 primarily through involuntary severance programs. Also, included in other items in the table below, are a contract termination relating to the discontinuance of a distributor relationship and the discontinuance of individual products in certain business units.

     The components of the $35.0 charge, as well as reserve balances remaining at June 30, 1997, are:

                                Total
                               Charged  Activity  Remaining
-----------------------------------------------------------
Employee severance benefits      $23.6      $0.2      $23.4
Other items                       11.4        --       11.4
-----------------------------------------------------------
                                 $35.0      $0.2      $34.8
===========================================================

     In the fourth quarter of 1996, the company finalized its lease termination program in the United Kingdom at a savings of $10.0 below the provision that was originally established as part of other operating items originally recorded in 1994, relating to losses on lease terminations and provisions for certain claims against the company.

     In the third quarter of 1996, the company recorded total charges of $245.0 ($169.8 after tax, or $1.57 per share), comprised of $204.0 related primarily to the streamlining of the company's organizational structure and the strategic repositioning of certain businesses and $41.0 for various claims against the company.

     The charges related to the streamlining included the separation of approximately 1,300 employees from the worldwide workforce through a combination of voluntary and involuntary severance programs. Also associated with the streamlining and included in other items in the table below, are asset write-downs, contract terminations and the outsourcing of certain functions where it is cost-beneficial to the company.

     The strategic repositioning related primarily to the special interest magazines in the United States and a publishing and book club business in the United Kingdom. As a result of this repositioning, Travel Holiday magazine was sold in 1996, and the publishing and book club business was sold in 1997.

The components of the $204.0 charge, as well as reserve balances remaining at June 30, 1997, are:

                             Total
                            Charged   Activity   Remaining
----------------------------------------------------------
Employee retirement and
     severance benefits      $104.4     $ 71.1      $ 33.3
Other items                    51.5       39.3        12.2
Business repositioning         48.1       47.4         0.7
----------------------------------------------------------
                             $204.0     $157.8      $ 46.2
==========================================================

o THREE  Other Income, Net
                               1997       1996        1995
----------------------------------------------------------
Interest income              $ 11.4     $ 21.5      $ 40.1
Interest expense               (7.0)      (2.4)       (3.3)
Gains on the sales of
     certain investments        7.0       15.8         8.9
Gain (loss) on foreign
     exchange                   8.5       (6.1)      (10.3)
Other, net                     (2.5)      (0.4)       (4.8)
----------------------------------------------------------
                             $ 17.4     $ 28.4      $ 30.6
==========================================================

o FOUR  Inventories
                                          1997        1996
----------------------------------------------------------
Raw materials                           $ 17.4      $ 33.0
Work-in-progress                          26.5        19.9
Finished goods                           123.9       151.5
----------------------------------------------------------
                                        $167.8      $204.4
==========================================================

     Inventories would have been $12.0 and $16.3 higher than the amounts reported at June 30, 1997 and 1996, respectively, had the FIFO method of inventory been used for U.S. inventory.


o FIVE  Financial Instruments

Marketable Debt Securities
                                          Unrealized  Fair
1997                              Cost      Losses    Value
-----------------------------------------------------------
Debt securities
     maturing within:
     1 year                       $ 2.6      $  --    $ 2.6
     1 to 3 years                  31.1       (0.4)    30.7
-----------------------------------------------------------
                                  $33.7      $(0.4)   $33.3
===========================================================

                                         Unrealized   Fair
1996                               Cost    Losses     Value
-----------------------------------------------------------
Debt securities
     maturing within:
     1 year                       $18.9     $  --     $18.9
     1 to 3 years                  99.4      (2.2)     97.2
-----------------------------------------------------------
                                 $118.3     $(2.2)   $116.1
===========================================================

     The fair value of investments is based upon quoted market prices. Proceeds from maturities and sales were $107.3, $393.1 and $405.8 for the years ended June 30, 1997, 1996 and 1995 including realized losses of $0.7 in 1997 and gains of $6.0 and $8.7 in 1996 and 1995, respectively. Short-term investments are included in prepaid expenses and other current assets.

Derivative Financial Instruments

The company is a party to financial instruments with off-balance sheet risk. These financial instruments are used in the normal course of business to manage the company's exposure to fluctuations in foreign exchange rates.

     The company may be exposed to credit losses in the event of nonperformance by the financial institutions that are counterparties to these instruments; however, the company manages this exposure through specific minimum credit standards and diversification of financial institutions with which it enters into these derivative transactions.

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

                    Notional/
                    Principal  Carrying  Fair
1997                 Amounts    Value    Value  Maturity
--------------------------------------------------------
Forward Contracts
     Assets            $ 28.0     $28.0  $28.0      1998
     Liabilities       $ 28.0     $27.9  $27.9      1998
Option Contracts
     Assets            $181.5     $10.5  $12.1      1998
========================================================

                    Notional/
                    Principal  Carrying  Fair
1996                 Amounts    Value    Value  Maturity
--------------------------------------------------------
Forward Contracts
     Assets            $ 25.4     $25.4  $25.4      1997
     Liabilities       $ 25.4     $25.4  $25.4      1997
Option Contracts
     Assets            $300.6     $ 9.6  $10.5      1997
========================================================

o SIX  Property, Plant and Equipment
                                                   1997      1996
-----------------------------------------------------------------
Land                                            $  14.0   $  17.9
Buildings and building improvements               303.4     240.4
Printing and fulfillment equipment                 44.8      53.2
Furniture, fixtures and equipment                 285.9     269.0
Leasehold improvements                             21.9      23.9
-----------------------------------------------------------------
                                                  670.0     604.4
Accumulated depreciation
     and amortization                            (355.2)   (342.9)
-----------------------------------------------------------------
                                                $ 314.8   $ 261.5
=================================================================


o SEVEN  Intangible Assets
                                                   1997      1996
-----------------------------------------------------------------
Distribution rights, contracts, subscription
     lists and other                            $  71.9   $  67.8
Excess of cost over fair value of net
     assets of businesses acquired                 75.5      78.6
-----------------------------------------------------------------
                                                  147.4     146.4
Accumulated amortization                          (88.3)    (88.0)
-----------------------------------------------------------------
                                                 $ 59.1   $  58.4
=================================================================


o EIGHT  Pension Plans

The company and certain of its U.S. and international subsidiaries have pension plans covering substantially all permanent employees. The plans' benefits are based primarily on years of credited service and participants' compensation. The plans' assets consist principally of equity and fixed income securities.

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

                                                                                                        U.S. Plans
                                                                                                -------------------------
                                                                                                 1997      1996      1995
--------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                                     7.8%      7.8%      7.8%
Compensation increase rate                                                                        5.3%      5.3%      5.3%
Long-term rate of return on
     plan assets                                                                                  9.5%      9.5%      9.5%
==========================================================================================================================

                                                                                                    International Plans
                                                                                                -------------------------
                                                                                                 1997      1996      1995
-------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                                    4-15%     4-15%     5-15%
Compensation increase rate                                                                       3-13%     3-13%     4-13%
Long-term rate of return on
     plan assets                                                                                 5-16%     5-16%     6-16%
=========================================================================================================================

     Components of the company's consolidated net periodic pension cost are as follows:

                                                                                                 1997      1996      1995
-------------------------------------------------------------------------------------------------------------------------
Service cost                                                                                  $  19.4   $  20.9   $  18.8
Interest cost                                                                                    46.1      44.4      40.1
Actual return on plan assets                                                                   (151.7)   (118.5)   (103.3)
Net amortization and deferral                                                                    94.2      65.6      54.9
Special items                                                                                     --        2.5        --
-------------------------------------------------------------------------------------------------------------------------
                                                                                              $   8.0   $  14.9   $  10.5
=========================================================================================================================

     Special items in the table above reflect the net increase in 1996 pension expense due to the voluntary early retirement and involuntary severance programs.

     The actuarial present value of benefit obligations and the funded status of the U.S. and international plans are as follows:

                                       1997               1996
                                  Over-    Under-    Over-    Under-
                                  funded   funded    funded   funded
---------------------------------------------------------------------
Plan assets at fair value        $ 827.8   $  2.5   $ 716.2   $  3.9
Projected benefit
     obligation                   (541.8)   (78.9)   (528.8)   (78.8)
---------------------------------------------------------------------
Plan assets in excess of
     (less than) projected
     benefit obligation            286.0    (76.4)    187.4    (74.9)
Unrecognized net gain             (231.3)    (1.8)   (131.5)    (1.6)
Unrecognized net
     (asset) liability             (22.3)     0.4     (27.5)     0.2
Unrecognized prior
     service cost                    8.7      4.6       9.4      6.1
Additional minimum
     liability                        --     (2.4)       --     (3.4)
---------------------------------------------------------------------
Prepaid (accrued)
     pension cost                $  41.1   $(75.6)  $  37.8   $(73.6)
---------------------------------------------------------------------
Accumulated benefit
     obligation                  $ 472.2   $ 70.7   $ 441.8   $ 69.7
---------------------------------------------------------------------
Vested benefit
     obligation                  $ 460.2   $ 64.6   $ 429.5   $ 63.6
=====================================================================

o NINE  Postretirement Benefits

The company provides medical and dental benefits to U.S. retired employees and their dependents. Substantially all of the company's U.S. employees become eligible for these benefits when they meet minimum age and service requirements. The company has the right to modify or terminate these unfunded benefits.

Components of the company's costs for postretirement benefits are as follows:

                             1997    1996    1995
-------------------------------------------------
Service cost                $ 2.5   $ 2.9   $ 3.0
Interest cost                 7.1     6.1     6.8
Amortization of net gain     (0.7)   (1.1)   (0.3)
Special items                  --     3.4      --
-------------------------------------------------
                            $ 8.9   $11.3   $ 9.5
=================================================

     Special items in the table above reflect the net increase in 1996 postretirement benefits costs due to the voluntary early retirement and involuntary severance programs.
     Components of the postretirement benefits liability recognized in the company's consolidated balance sheets are as follows:

                                            1997    1996
---------------------------------------------------------
Retirees (including covered dependents)    $ 74.2   $72.0
Fully eligible active participants            3.5     3.3
Other active participants                    21.4    22.4
Unrecognized net gain                        20.3    17.3
---------------------------------------------------------
                                           $119.4  $115.0
=========================================================

     The health care inflation assumption used to determine the postretirement benefits liability was 11.0% for 1997 and 12.0% for 1996, decreasing to 8.0% by the year 2001 with respect to medical benefits, and 10.0% for 1997 and 10.5% for 1996, decreasing to 8.0% by the year 2001 with respect to dental benefits. Increasing the assumed health care cost rates by one percentage point in each year would increase the accumulated postretirement benefits liability as of June 30, 1997, by approximately $12.8 and increase the related interest and service costs for 1997 by approximately $1.6. A discount rate of 7.8% for 1997, 1996 and 1995 was used in determining the accumulated postretirement benefits liability.

o TEN  Employee Compensation Plans

The 1989 and 1994 Key Employee Long Term Incentive Plans (the plans) provide that the Compensation & Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, performance units and other awards to eligible employees. The committee may grant certain stock-based awards up to a maximum of 5,420,000 and 6,000,000 underlying Class A shares of nonvoting common stock (Class A) under the plans, respectively. No awards may be granted with respect to Class B voting common stock (Class B). Under the plans, options have been granted with exercise prices not less than 100% of the fair market value of the company's common stock at the time of the grant, with an exercise term as determined by the committee, not to exceed ten years. The options have vesting terms as determined by the committee, but generally become exercisable over three or four years.

     The company has adopted the disclosure provisions of SFAS No. 123, and as permitted by this statement has continued to measure compensation cost as the excess of the quoted market price of the company's stock at the grant date over the amount the employee must pay for the stock. Accordingly, no compensation expense is recognized for stock option awards other than in the case of restricted stock awards and stock appreciation rights.

     SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the fair value-based method had been applied in measuring compensation cost for stock-based awards granted in 1997 and 1996.

     Management believes that 1997 and 1996 pro forma amounts are not representative of the effects of stock-based awards on future pro forma net income and earnings per share because these pro forma amounts exclude the pro forma compensation expense related to unvested stock options granted before 1996. In addition, certain options vest over several years, and awards in future years may occur, whose terms and conditions may vary.

     Reported and pro forma net income and earnings per share amounts are set forth below:

                                     1997   1996
------------------------------------------------
Net income            As reported  $133.5  $80.6
                      Pro forma    $126.5  $77.5

Earnings per share    As reported  $ 1.24  $0.73
                      Pro forma    $ 1.17  $0.71
================================================

     The weighted average fair value of options granted in 1997 and 1996 is $9.32 and $14.80, respectively. The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                                                                     1997         1996
------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                              6.3%         6.4%
Expected life                                                                  5.1 years     7.8 years
Expected volatility                                                                 23.5%        24.4%
Expected dividend yield                                                              3.7%         3.0%
======================================================================================================

     The following table summarizes information about stock options outstanding at June 30, 1997:

                                          Options                       Options
Options in thousands                    Outstanding                   Exercisable
                         --------------------------------------   --------------------
                                         Weighted
                                          Average      Weighted               Weighted
     Range of                            Remaining     Average                Average
     Exercise                           Contractual    Exercise               Exercise
     Prices              Options        Life (yrs.)     Price     Options      Price
-------------------------------------------------------------------------------------
     $20.00 - $29.44         460          3.36          $26.17       451       $26.14
     $35.56 - $39.81         130          9.35           38.09        --           --
     $40.31 - $43.56       2,768          7.97           41.41       770        41.51
     $45.06 - $49.50       3,417          6.86           47.16     1,919        47.25
     $50.94 - $55.12         118          8.05           51.38        21        53.42
                           -----                                   -----
                           6,893          7.14           43.35     3,161        42.88
=====================================================================================

Changes in outstanding options are as follows:

                                        Shares       Weighted
                                      Subject to      Average
Options in thousands                   Options     Exercise Price
-----------------------------------------------------------------
Outstanding at June 30, 1994               4,753           $39.64
     Granted                               1,271            46.82
     Exercised                              (343)           24.93
     Canceled                               (127)           43.92
-----------------------------------------------------------------
Outstanding at June 30, 1995               5,554            42.09
     Granted                               1,303            47.20
     Exercised                              (400)           31.11
     Canceled                               (423)           44.62
-----------------------------------------------------------------
Outstanding at June 30, 1996               6,034            43.76
     Granted                               1,722            41.04
     Exercised                              (130)           25.67
     Canceled                               (733)           44.53
-----------------------------------------------------------------
Outstanding at
     June 30, 1997                         6,893           $43.35
-----------------------------------------------------------------
Options exercisable at
     June 30, 1997                         3,161           $42.88
-----------------------------------------------------------------
Options available for grant at
     June 30, 1997                         2,383
=================================================================

     Under the 1989 Employee Stock Purchase Plan (the ESPP), which was amended and restated in 1994, the company is authorized to issue up to 1,650,000 Class A shares principally to its full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to ten percent of their annual base earnings withheld to purchase Class A shares. The purchase price of the shares is 85% of the lower of the fair market value of the Class A stock on the first or last day of the six-month purchase period. Approximately 50% of eligible employees have participated in the plan in the last three years. In addition, several international subsidiaries of the company have employee stock purchase plans (together with the ESPP, the ESPP plans) under which the company is authorized to issue up to 300,000 Class A shares to its full-time employees. The terms of the plans in most locations are essentially the same as the ESPP, except for one location, where the terms are based upon a five-year withholding period, and the purchase price of the shares is 85% of the value of the Class A stock on the first day of the purchase period. Under the ESPP plans, the company sold 239,026, 194,162 and 124,851 shares to employees in 1997, 1996 and 1995, respectively.

     The weighted average fair value of these purchase rights granted in 1997 and 1996 is $13.13 and $11.72, respectively. The fair values of the purchase rights were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                 1997        1996
-------------------------------------------------
Risk-free interest rate          5.4%        5.3%
Expected life               1.0 years   0.8 years
Expected volatility             29.5%       16.8%
Expected dividend yield          4.3%        3.6%
=================================================

     In 1996 the company granted 51,347 performance-based restricted Class A shares with a value of $2.4 to an executive officer at no cost. In 1995 the company granted 9,000 restricted Class A shares with a value of $0.4 to an executive officer at no cost. The market value of shares awarded is recorded as unamortized restricted stock which is included in capital stock. Restricted stock is amortized over the term of the restriction period. Amortization of restricted stock amounted to $0.6, $1.3 and $0.3 for the years ended June 30, 1997, 1996 and 1995, respectively.

     Additionally, the company granted 8,000 and 12,200 stock appreciation rights to an executive officer in 1997 and 1996, respectively.

     The company contributed $5.0 to its profit-sharing plan for fiscal 1997. The company's contribution to its profit-sharing plan related to fiscal 1996 was $5.3 and related to fiscal 1995 was the issuance of 200,898 Class B shares with a value of $8.7. The company contributed 274,812 Class B shares with a value of $11.2 in 1995 to its profit-sharing plan in fulfillment of its 1994 contribution obligation.

o ELEVEN  Income Taxes

United States and International income before provision for income taxes are as follows:

                               1997     1996     1995
------------------------------------------------------
United States                 $162.5   $ 59.7   $215.5
International                   47.7     78.0    207.0
------------------------------------------------------
                              $210.2   $137.7   $422.5
======================================================

     Components of the company's provision for income taxes are as follows:

                                           1997     1996     1995
-----------------------------------------------------------------
Current
     Federal                              $10.0   $ 40.1   $ 57.8
     State and local                        3.2     16.1     15.2
     International                         22.0     75.8     92.3
-----------------------------------------------------------------
                                          $35.2   $132.0   $165.3
-----------------------------------------------------------------
Deferred
     Federal                              $28.5   $(44.8)  $  1.7
     State and local                        6.7     (8.7)     0.3
     International                          6.3    (21.4)    (8.8)
-----------------------------------------------------------------
                                          $41.5   $(74.9)  $ (6.8)
-----------------------------------------------------------------
                                          $76.7   $ 57.1   $158.5
=================================================================

     The differences between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

                                             1997     1996     1995
--------------------------------------------------------------------
U.S. statutory tax rate                     35.0%    35.0%    35.0%
International operations                    (0.9)    (1.1)    (0.6)
State taxes, net                             2.6      2.1      2.4
Other operating items                         --      6.0       --
Other, net                                  (0.2)    (0.5)     0.7
--------------------------------------------------------------------
Effective tax rate                          36.5%    41.5%    37.5%
====================================================================

     The major components of the deferred tax assets and liabilities are as follows:
                                                        1997     1996
---------------------------------------------------------------------
Assets:
Deferred compensation and other
     employee benefits                                $ 92.8   $ 91.2
Accounts receivable and other
     allowances                                         30.7     52.0
Other, net                                             123.4    124.2
---------------------------------------------------------------------
                                                      $246.9   $267.4
---------------------------------------------------------------------
Liabilities:
Deferred promotion costs                              $  4.8   $ 15.7
Deferred compensation and other
     employee benefits                                   7.0      6.6
Other, net                                              57.4     28.4
---------------------------------------------------------------------
                                                      $ 69.2   $ 50.7
---------------------------------------------------------------------
                                                      $177.7   $216.7
=====================================================================

     The balance sheet classification of the deferred tax assets and liabilities is as follows:
                                                            1997     1996
-------------------------------------------------------------------------
Prepaid expenses and other current assets                 $ 67.9   $114.0
Other noncurrent assets                                    122.1    117.9
Other current liabilities                                    2.5      2.0
Other noncurrent liabilities                                 9.8     13.2
-------------------------------------------------------------------------
                                                          $177.7   $216.7
=========================================================================

     Net operating loss carryforwards totaling $138.8 at June 30, 1997, the majority of which may be carried forward indefinitely, are available to reduce future tax of certain subsidiaries and are related to a number of foreign jurisdictions.

o TWELVE  Accrued Expenses
                                      1997       1996
-----------------------------------------------------
Compensation and other
     employee benefits              $ 85.3     $103.4
Royalties and copyrights payable      33.1       42.1
Taxes, other than income taxes        19.1       16.9
Other, principally operating
     expenses                        236.1(1)   294.9(2)
-----------------------------------------------------
                                    $373.6     $457.3
=====================================================
(1)Includes $81.0 relating primarily to the realignment of the organization and operations, and the streamlining of the company's organizational structure. Refer to Note TWO for further explanation.

(2)Includes $123.8 relating primarily to the streamlining of the company's organizational structure and the strategic repositioning of certain businesses. Refer to Note TWO for further explanation.

o THIRTEEN  Debt

In the fourth quarter of 1997, the company entered into an agreement with The Chase Manhattan Bank for a line of credit of $75.0 (the line of credit) for a term of one year to be used for general corporate purposes. The loans under the line of credit are payable on demand and bear interest at a floating rate based on the cost of funds of the bank plus a margin.

     The company is a party to a Competitive Advance and Revolving Credit Facility Agreement dated as of November 12, 1996, with a syndicate of domestic and foreign banks (the credit agreement). The credit agreement, which has a term of five years, permits competitive advance and revolving credit borrowings of up to $400.0 by the company and its designated subsidiaries. Interest rates can be based on: the prime rate, the federal funds rate, the London Interbank Offered Rate (LIBOR), and money market rates. The proceeds of the borrowings are to be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. The credit agreement contains certain restrictions on incurrence of debt, liens and guarantees of indebtedness. The company must also comply with certain financial covenants, including a calculation of consolidated tangible net worth. Borrowings may be denominated in U.S. dollars and various foreign currencies. The credit agreement obligates the company to pay a facility fee of .055% of the total commitment, whether used or unused, as well as a utilization fee of .05% of loans outstanding and administrative fees. Fees are payable quarterly in arrears. At June 30, 1997, there were no borrowings outstanding under the line of credit or the credit agreement.

     International lines of credit totaled $93.8 and $110.0 at June 30, 1997 and 1996, respectively, of which $30.4 and $24.5 were outstanding at a weighted average interest rate of 6.1% and 6.3%, respectively. These lines of credit expire at various dates throughout 1998. Borrowings under these lines of credit are included in other current liabilities.

o FOURTEEN  Capital Stock

                                                   1997      1996
-----------------------------------------------------------------
First Preferred Stock, par value $1.00 per
     share; authorized 40,000 shares; issued
     and outstanding 29,720 shares              $   3.0   $   3.0
Second Preferred Stock, par value $1.00
     per share; authorized 120,000 shares;
     issued and outstanding 103,720 shares         10.3      10.3
Third Subordinated Preferred Stock, par
     value $1.00 per share; authorized
     230,000 shares; issued and outstanding
     155,022 shares                                15.5      15.5
Preference stock, par value $0.01 per
     share; authorized 25,000,000 shares;
     issued and outstanding none                     --        --
Class A nonvoting common stock, par
     value $0.01 per share; authorized
     200,000,000 shares; issued
     119,428,472 shares                             1.2       1.2
Class B voting common stock, par value
     $0.01 per share; authorized 25,000,000
     shares; issued and outstanding
     21,716,057 shares                              0.2       0.2
Unamortized restricted stock                       (1.2)     (1.8)
-----------------------------------------------------------------
                                                $  29.0   $  28.4
-----------------------------------------------------------------
Common stock in treasury, at cost;
     34,826,886 and 33,494,062 Class A
     shares in 1997 and 1996, respectively      $(715.3)  $(656.3)
=================================================================

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

     In 1997, the company announced its fifth stock repurchase program, to acquire up to 5,000,000 shares of Class A nonvoting common stock in open market transactions. This program began upon the completion of the prior programs, which together provided for the repurchase of up to 16,000,000 shares of Class A nonvoting common stock. The company has repurchased a total of 16,768,000 shares of which 768,000 are related to the fifth program.

o FIFTEEN  Commitments and Contingencies

The company is a defendant in several lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel for the company in such matters, recoveries, if any, by plaintiffs and claimants would not materially affect the financial position of the company or its results of operations.

     During the third quarter of 1996, the company's QSP, Inc. subsidiary and the company reached an agreement with the plaintiffs to settle an antitrust class action lawsuit commenced in December 1993 by the Roman Catholic Bishop of San Diego and the Chino Unified School District. The agreement provided for QSP, Inc. and the company to deliver up to $40.0 in retail value of company products, coupons for discounts on QSP, Inc. programs, and cash.

     The company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment. Rental expense amounted to $31.7, $32.4 and $31.7 in 1997, 1996 and 1995, respectively, and sublease income amounted to $7.0, $6.9 and $7.1 in 1997, 1996 and 1995, respectively.

     Future minimum rental commitments, net of sublease income, for noncancelable operating leases are as follows:

                      Minimum    Minimum
                       Rental    Sublease
                      Payments    Income     Net
------------------------------------------------
1998                    $19.8      $4.7    $15.1
1999                     10.5       0.5     10.0
2000                      7.6       0.4      7.2
2001                      5.4       0.2      5.2
2002                      5.0       0.2      4.8
Later years              26.0       0.3     25.7
================================================

o SIXTEEN  Segments

Segment information is located on page 12 of this annual report.

INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.

     As discussed in the Notes to Consolidated Financial Statements, in 1997 the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
New York, New York

August 14, 1997

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

/s/ George V. Grune

George V. Grune
Chairman and Chief Executive Officer


/s/ George S. Scimone

George S. Scimone
Vice President and
Chief Financial Officer

The Reader's Digest Association, Inc. and Subsidiaries

SELECTED FINANCIAL DATA

In millions, except per
 share data                      1997(1)     1996(2)     1995      1994(3)     1993      1992      1991      1990      1989
---------------------------------------------------------------------------------------------------------------------------
Income Statement Data
Revenues                     $2,839.0    $3,098.1    $3,068.5  $2,806.4    $2,868.6  $2,614.0  $2,345.1  $2,009.7  $1,832.0
Operating profit             $  192.8    $  109.3    $  391.9  $  393.7    $  352.7  $  330.2  $  292.0  $  240.1  $  206.7
Net income                   $  133.5    $   80.6    $  264.0  $  246.3    $  207.3  $  234.4  $  209.1  $  176.0  $  151.5
Earnings per share before
   cumulative effect of
   accounting
   changes/extraordinary
   items                     $   1.24    $   0.73    $   2.35  $   2.34    $   2.16  $   1.95  $   1.74  $   1.48  $   1.28
Cumulative effect of
   accounting changes/
   extraordinary items             --          --          --     (0.23)      (0.42)       --        --        --        --
Earnings per share           $   1.24    $   0.73    $   2.35  $   2.11    $   1.74  $   1.95  $   1.74  $   1.48  $   1.28
Dividends per common share   $   1.80    $   1.75    $   1.55  $   1.35    $   1.15  $   0.80  $   0.57  $   0.38  $   0.28
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash and cash equivalents,
     short-term
      investments and
     marketable securities   $  102.4    $  374.2    $  532.1  $  766.9    $  723.4  $  804.0  $  649.7  $  588.4  $  505.1
Total assets                 $1,643.8    $1,904.1    $1,958.7  $2,049.4    $1,872.4  $1,932.3  $1,605.3  $1,434.3  $1,173.7
Stockholders' equity         $  346.0    $  478.9    $  640.8  $  791.0    $  806.3  $  934.9  $  759.6  $  634.1  $  449.2
Average common shares
 outstanding                    106.7       107.9       112.0     115.7       118.7     119.8     119.4     118.3     117.8
Book value per common share  $   2.98    $   4.18    $   5.66  $   6.70    $   6.65  $   7.56  $   6.12  $   5.07  $   3.57
===========================================================================================================================

In millions, except per
 share data                                                                                                  1988      1987
---------------------------------------------------------------------------------------------------------------------------
Income Statement Data
Revenues                                                                                                 $1,712.0  $1,420.1
Operating profit                                                                                         $  213.3  $  149.8
Net income                                                                                               $  142.3  $   94.7
Earnings per share before
   cumulative effect of
   accounting changes/
   extraordinary items                                                                                   $   1.19  $   0.72
Cumulative effect of
 accounting changes/
   extraordinary items                                                                                         --      0.06
Earnings per share                                                                                       $   1.19  $   0.78
Dividends per common share                                                                               $   0.22  $   0.17
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash and cash equivalents,
   short-term investments and
   marketable securities                                                                                 $  411.7  $  370.2
Total assets                                                                                             $1,054.2  $  881.4
Stockholders' equity                                                                                     $  345.4  $  238.4
Average common shares
 outstanding                                                                                                118.1     119.2
Book value per common share                                                                              $   2.69  $   1.77
===========================================================================================================================

(1) Results for 1997 include the effect of fourth quarter charges (aggregate pre-tax charges of $35.0, or $0.21 per share).

(2) Results for 1996 include the effects of third quarter charges (aggregate pre-tax charges of $245.0, or $1.57 per share) and fourth quarter savings on the finalization of the company's lease termination program in the United Kingdom ($10.0, or $0.09 per share).

(3) Results for 1994 include the effects of promotion accounting changes, net (pre-tax benefit of $113.9, or $0.60 per share) and other operating items (aggregate pre-tax charge of $76.0, or $0.51 per share).

SELECTED QUARTERLY FINANCIAL DATA
and DIVIDEND AND MARKET INFORMATION (Unaudited)

                                                                                                      Stock Price Range
                                                Operating      Net Income (Loss)                         High - Low
                                                 Profit                              Dividends
In millions, except per share data    Revenues   (Loss)      Amount     Per Share    Per Share    Class A           Class B
---------------------------------------------------------------------------------------------------------------------------------
1997(1)
     First Quarter                     $644.0   $  46.6     $  34.6       $ 0.32       $0.45  $43 1/2 - 38 1/2   $40 1/4 - 36 1/8
     Second Quarter                     874.6     132.6        84.1         0.78        0.45  $41     - 34 3/4   $38 1/8 - 33 1/8
     Third Quarter                      684.3      51.5        37.6         0.35        0.45  $40 1/4 - 28 3/4   $36 7/8 - 27
     Fourth Quarter                     636.1     (37.9)      (22.8)       (0.22)       0.45  $30     - 22 1/2   $27 7/8 - 22
---------------------------------------------------------------------------------------------------------------------------------
                                     $2,839.0    $192.8     $ 133.5       $ 1.24       $1.80  $43 1/2 - 22 1/2   $40 1/4 - 22
---------------------------------------------------------------------------------------------------------------------------------
1996(2)
     First Quarter                     $730.5   $  81.8     $  53.9       $ 0.50       $0.40  $47 7/8 - 43 7/8   $44     - 40 3/8
     Second Quarter                     918.6     144.4        94.8         0.88        0.45  $52     - 46 3/4   $47 7/8 - 43 1/8
     Third Quarter                      747.5    (170.5)     (114.0)       (1.06)       0.45  $51 3/8 - 45 1/4   $47     - 41 5/8
     Fourth Quarter                     701.5      53.6        45.9         0.42        0.45  $47 3/4 - 40 1/2   $43 1/4 - 37
---------------------------------------------------------------------------------------------------------------------------------
                                    $ 3,098.1    $109.3     $  80.6       $ 0.73       $1.75  $52     - 40 1/2   $47 7/8 - 37
=================================================================================================================================

Cash dividends on common stock are declared and paid share and share alike, on Class A and Class B stock. The company's Class A and Class B stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively. As of June 30, 1997, there were approximately 700 holders of record of the company's Class A stock, and 100 holders of record of the company's
Class B stock.

(1) Results for 1997 include the effect of fourth quarter charges (aggregate pre-tax charges of $35.0, or $0.21 per share).

(2) Results for 1996 include the effects of third quarter charges (aggregate pre-tax charges of $245.0, or $1.57 per share) and fourth quarter savings on the finalization of the company's lease termination program in the United Kingdom ($10.0, or $0.09 per share).