Form 10-K, Exhibit 13
period 1999-06-30
READERS DIGEST ASSOCIATION INC
filed 1999-09-21
CIK 858558

Management's Discussion and Analysis

Dollars in millions, except per share data

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Strategic Initiatives (forward-looking information)

We are undertaking a three-phase strategy to build on our fundamental strengths and create growth opportunities. In July 1998, we announced Phase I of our strategy, which involved: reorganizing our business groups on a global basis, restructuring our editorial organization, establishing new reporting relationships and reassigning some of our executives.

We made further refinements to our organizational structure in late fiscal 1999 to finalize the global operating segments defined in the Results of Operations:
Company-Wide section of this report.

We announced Phase II of our strategy in September 1998, which targets:

o     reducing costs and streamlining processes;

o     raising capital by selling some underproductive assets; and

o     restructuring some underproductive businesses.

Actions that we have taken as part of the ongoing Phase II include:

o reducing the number of individual promotional mailings globally, including eliminating related product development and overhead costs. The purpose of this action is to increase response rates on continuing mailings;

o reducing the circulation rate base for Reader's Digest magazine in the United States and in most international markets. The purpose of this action is to improve the efficiency of our promotional spending;

o eliminating or redirecting some product lines, including adult and children's retail book publishing, the Today's Best Nonfiction(R) book series, and video or music businesses in selected international markets;

o selling our publishing operations in South Africa and closing our operations in Chile, Colombia and Peru;

o consolidating our operations in Benelux, the Nordic countries, Germany and Switzerland, and those in the Czech Republic and Hungary;

o     selling important works from our fine art collection;

o     outsourcing support functions where it is cost-effective;

o consolidating suppliers and combining purchasing efforts for greater negotiating leverage;

o selling international real estate holdings, including those in the United Kingdom, Canada and Italy; and

o     reducing our quarterly dividend from $0.225 per share to $0.05 per share.

We announced Phase III of our strategy in February 1999. Phase III targets long-term growth. The key elements of Phase III include:

o expanding our presence in five areas of intense consumer interest--health, home, family, finance and faith;

o     selling non-publishing products and services in those areas;

o     continuing our geographic expansion;

o     developing new marketing channels;

o broadening our customer base to include more younger customers and more products for older customers; and

o     integrating the Internet into all of our businesses.

To implement Phase III, we expect to invest in internal growth opportunities in our core businesses. We also expect to target acquisitions and form alliances that leverage our core strengths.


Fiscal 2000 Outlook (forward-looking information)

We expect further significant operating profit improvements and single-digit revenue declines in our core businesses in 2000 as we continue to implement our strategy. However, year-over-year profit improvement could be moderated by investments in major growth initiatives as discussed within the Strategic Initiatives section of this report.


Results of Operations: Company-Wide

During 1999, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." Results of operations have been restated for prior periods to conform to the operating segments described below:

o Global Books and Home Entertainment publishes and markets Condensed Books, series and general books, as well as music and video products.

o U.S. Magazines publishes Reader's Digest magazine and several special interest magazines in the United States. These magazines and other products are sold through direct and retail marketing, including the activities of QSP, Inc. (QSP).

o International Magazines publishes Reader's Digest magazine in numerous editions and languages outside the United States.

Management's Discussion and Analysis of operating profit has been written excluding the effect of other operating items of $37.9 in 1999, $70.0 in 1998 and $35.0 in 1997.

Other operating items for 1999 include costs associated with cost-reduction and reengineering activities, including employee retirement and severance benefits, discontinuation of certain unproductive businesses and outsourcing initiatives. The Company also recorded impairment losses as a result of reengineering efforts, relating principally to computer hardware and software that will no longer be used in the Company's operations. In addition, the Company adjusted its remaining accrual balances from costs originally recorded in prior years and from estimates for certain claims against the Company.

Other operating items in prior years relate to costs for initiatives that are substantially complete. These costs primarily relate to workforce reductions, the discontinuation of certain businesses, and the realignment of business processes and operations.

                                                       Years ended June 30,
                                               ---------------------------------
                                                   1999        1998        1997
--------------------------------------------------------------------------------

Revenues
  Global Books and Home Entertainment          $1,544.3    $1,680.2    $1,891.5
  U.S. Magazines                                  664.3       656.3       625.5
  International Magazines                         323.6       354.7       379.5
--------------------------------------------------------------------------------
Total revenues                                 $2,532.2    $2,691.2    $2,896.5
================================================================================
Operating profit (loss)
  Global Books and Home Entertainment          $   80.8    $   50.0    $  161.2
  U.S. Magazines                                  101.7        64.9        67.1
  International Magazines                         (15.5)      (14.7)       (0.5)
--------------------------------------------------------------------------------
Segment operating profit                          167.0       100.2       227.8
Other operating items                             (37.9)      (70.0)      (35.0)
--------------------------------------------------------------------------------
Total operating profit                         $  129.1    $   30.2    $  192.8
================================================================================

Revenues and Operating Profit

1999 v. 1998

Revenues decreased 6% in 1999 to $2,532.2, compared with $2,691.2 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 5%. The decline in revenues was largely attributable to lower volumes in Global Books and Home Entertainment. The decrease in Global Books and Home Entertainment largely resulted from a strategic reduction in mail quantities, promotional mailings and marginally profitable activities. These reductions were principally among general books products and, to a lesser extent, music products in the United States. Modest growth in U.S. Magazines principally resulted from higher advertising revenues, revenue growth at QSP and the acquisition of American Woodworker, partially offset by a decrease in circulation revenues from a strategic reduction in the circulation rate base of Reader's Digest magazine. Revenues from International Magazines declined principally as a result of reduced circulation, particularly in the United Kingdom and Germany, and in Russia, where operations were scaled back in response to the Russian economic crisis. The declines in International Magazines revenues were partially offset by subscription price increases primarily in the United Kingdom, and revenue growth in Brazil.

Operating profit increased 67% in 1999 to $167.0, compared with $100.2 in 1998. Operating profit increased significantly in the Global Books and Home Entertainment and U.S. Magazines segments. The primary reason for the increase was a strategic reduction in the number of mailings and mail quantities within each mailing, which reduced product, promotion, and related product development and overhead costs. Additionally, overhead costs were lower, primarily as a result of reengineering activities and a reduction in costs for employee benefits. Operating profit also benefited from the termination of certain strategic alliances.

1998 v. 1997

Revenues decreased 7% in 1998 to $2,691.2, compared with $2,896.5 in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 3%. This decline primarily resulted from lower unit sales, lower-priced product offerings and sales of a lower-priced mix of Global Books and Home Entertainment products. The decrease in unit sales was predominantly a result of lower mail quantities, fewer profitably promotable customers and lower customer response to promotional mailings. Revenues declined principally in the United States, Germany and Canada. This decrease was largely offset by growth in developing markets in Eastern Europe and Latin America.

Operating profit decreased 56% in 1998 to $100.2, compared with $227.8 in 1997. Operating results reflected lower revenues for Global Books and Home Entertainment products in most developed markets, including the United States and Germany, combined with proportionately higher product costs and promotional spending. These declines were slightly offset by the benefits of cost-reduction initiatives in most developed markets.

Other Income, Net

1999 v. 1998

Other income, net increased in 1999 to $82.6, compared with $11.3 in 1998. The increase consisted primarily of gains from the sales of important works from the Company's fine art collection and certain businesses. These gains were partially offset by losses from the sales of publishing operations in South Africa and certain international real estate holdings.

1998 v. 1997

Other income, net decreased in 1998 to $11.3, compared with $17.4 in 1997. This decrease was primarily because of lower gains on foreign exchange transactions and hedging activity, lower interest income and higher interest expense. These declines were partially offset by gains from asset sales.

Income Taxes

1999 v. 1998

The reported tax rate for 1999 was 40.2%, compared with a reported rate of 56.9% for 1998. Excluding the effect of other operating items, the overall effective tax rate was 37.9% in 1999 and 37.5% in 1998.

1998 v. 1997

The reported tax rate for 1998 was 56.9%, compared with a reported rate of 36.5% for 1997. Excluding the effect of other operating items, the overall effective tax rate was 37.5% in 1998 and 36.5% in 1997. The higher effective tax rate in 1998 was primarily because of fewer foreign tax credits.

Change in Accounting for Pension Assets

Effective July 1, 1998, the Company changed its method for calculating the market-related value of pension plan assets. This method is used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain (loss) subject to amortization. The Company believes that the new method is more widely used in practice and is preferable because it results in pension plan asset values that more closely approximate fair value, while still mitigating the effect of annual market value fluctuations. In addition, the new method facilitates the global management of pension plans, as it results in a consistent methodology for all plans.

This change resulted in a non-cash benefit in 1999 of $40.5 ($25.3 after tax, or $0.24 per share). This benefit represents the cumulative effect of the change related to years prior to 1999. In addition, the Company realized $19.0 ($11.9 after tax, or $0.11 per share) in lower pension expense in 1999, compared with the previous accounting method. Had this change been applied retroactively, pension expense would have been reduced by $15.8 and $12.5 ($9.9 and $7.8 after tax, or $0.09 and $0.07 per share) in 1998 and 1997, respectively.

Net Income

1999 v. 1998

The Company reported net income in 1999 of $151.9, or $1.40 for basic earnings per share and $1.39 for diluted earnings per share. In 1998, the Company reported net income of $17.9, or $0.16 for basic and diluted earnings per share. Excluding the effect of other operating items ($0.26 in 1999 and $0.49 in 1998), gains on sales of certain assets and other businesses ($0.45), and the cumulative effect of change in accounting principles ($0.24), basic and diluted earnings per share increased 50% to $0.96 in 1999, compared with $0.64 in 1998.

1998 v. 1997

The Company reported net income of $17.9, or $0.16 per share in 1998, compared with net income of $133.5, or $1.24 per share in 1997. Excluding the effect of other operating items, basic and diluted earnings per share decreased 56% to $0.64 in 1998, compared with $1.45 in 1997.

Results of Operations: Operating Segments

Global Books and Home Entertainment

1999 v. 1998

Revenues for Global Books and Home Entertainment decreased 8% in 1999 to $1,544.3, compared with $1,680.2 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 7%. This decrease was primarily attributable to a decline in revenues in the United States, Russia and the United Kingdom, offset by growth in Germany, France and Brazil.

The decrease in the United States was primarily attributable to the strategic reduction of the number of mailings to marginal customers, principally for general books and music products. These declines in the United States were partially offset by sales of a higher-priced mix of products and the acquisition of Good Catalog Company in October 1998. In Russia, the economic crisis led the Company to cease most bulk mailing activity. The decline in the United Kingdom was driven by the elimination of an unprofitable merchandise catalog business and video series products, along with reduced mailing activity for music products.

Germany experienced an increase in responses to mailings as a result of strong product offerings. In France, increased revenues were primarily a result of a higher-priced mix of general books products and increased unit sales of music products. Increased revenues in Brazil primarily reflected increased sales of music products and revenue growth of Condensed Books, which was launched in 1998.

Operating profit for Global Books and Home Entertainment increased 62% in 1999 to $80.8, compared with $50.0 in 1998. The increase was primarily a result of improved profitability in the United States, Germany and the United Kingdom, offset by operating losses in Russia. Within the United States, operating profit improved as a result of significant reductions in promotion and overhead costs. In Germany, significantly improved profits were the result of strong customer response rates to product offerings. In the United Kingdom, growth in operating profit was realized from promotion cost reductions in general books, the elimination of unprofitable product lines, cost savings from fewer mailings and reduced quantities within each mailing. These improvements were partially offset by weaker performance in Russia as a result of the economic crisis, which led to substantial losses on mailings and higher inventory reserves.

1998 v. 1997

Revenues for Global Books and Home Entertainment decreased 11% in 1998 to $1,680.2, compared with $1,891.5 in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 6%. This decrease was principally attributable to lower revenues in developed countries, including the United States. These reductions were predominantly a result of significantly lower unit sales in series books, Condensed Books and general books and, to a lesser extent, lower-priced product offerings, principally in music and video products.

The decline in series books and Condensed Books revenues was caused by fewer shipments from reduced mail quantities and, in developed markets, fewer profitably promotable customers and lower customer response to promotional mailings. In addition, revenues declined in the United States because of fewer Condensed Books shipments, a reduced number of series mailings and the scaling back of a book series.

Declines in general books revenues occurred in most developed countries, including the United States. The substantial decrease in general books sales in the United States was primarily a result of lower customer response rates to promotional mailings and lower mail quantities in 1998. This was offset by growth in Eastern Europe and Latin America, principally in Russia and Brazil.

Operating profit for Global Books and Home Entertainment decreased 69% in 1998 to $50.0, compared with $161.2 in 1997. Operating results were affected by lower revenues and higher product costs, in part because of higher inventory reserve levels in the United States and proportionately higher promotional spending.

U.S. Magazines

1999 v. 1998

Revenues for U.S. Magazines increased by 1% in 1999 to $664.3, compared with $656.3 in 1998. The increase in revenues was attributable to an increase in Reader's Digest magazine advertising revenue from more advertising pages sold, although at lower rates per page, the acquisition of American Woodworker in the second quarter of 1999, and an increase in the sales of magazine subscriptions and music products of QSP. Partially offsetting these increases in revenues was lower circulation for Reader's Digest magazine because of the strategic reduction of the magazine's circulation rate base.

Operating profit increased 57% in 1999 to $101.7, compared with $64.9 in 1998. The increase principally resulted from lower overhead costs in 1999, improved margins at QSP, and lower promotion and production spending for Reader's Digest magazine because of cost-reduction initiatives. The increase in operating profit was partially offset by higher promotional spending associated with the Company's special interest magazines.

1998 v. 1997

Revenues for U.S. Magazines increased 5% in 1998 to $656.3, compared with $625.5 in 1997. The increase in revenues was attributable to the acquisition of Walking magazine in the third quarter of 1997, the launch of the Reader's Digest Large Edition for Easier Reading in the first quarter of 1998, higher circulation revenues for Reader's Digest magazine and growth in subscription sales of QSP. These increases were slightly offset by lower advertising revenues for Reader's Digest magazine caused by a decline in the number of advertising pages sold.

Operating profit for U.S. Magazines decreased 3% in 1998 to $64.9, compared with $67.1 in 1997. This decrease was the result of increased promotional spending associated with Walking and Reader's Digest Large Edition for Easier Reading and significantly higher promotional spending to acquire and renew subscribers. These decreases in operating profit were partially offset by the benefits of cost-reduction initiatives.

International Magazines

1999 v. 1998

Revenues for International Magazines decreased 9% in 1999 to $323.6, compared with $354.7 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 6%. Circulation levels for Reader's Digest magazine were reduced in most markets, particularly in the United Kingdom. The Company also reduced the publication frequency of the Russian edition from twelve to six issues per year in response to the Russian economic crisis. These actions were partially offset by subscription price increases in most markets. Advertising revenues declined in most markets primarily as a result of fewer pages sold at a lower rate per page. Advertising revenues decreased principally as a result of adverse market conditions in Asia and Canada and circulation rate-base-related reductions in Italy and The Netherlands.

Operating loss for International Magazines increased 5% in 1999 to ($15.5), compared with ($14.7) in 1998 principally as a result of lower revenues, partially offset by reduced product and promotion costs.

1998 v. 1997

Revenues for International Magazines decreased 7% in 1998 to $354.7, compared with $379.5 in 1997. Excluding the adverse effect of changes in foreign currency exchange rates, revenues increased 1%. Increased circulation revenues from developing markets, primarily Russia and Brazil, were partially offset by circulation declines in several major markets, particularly Germany.

Operating loss for International Magazines increased in 1998 to ($14.7), compared with ($0.5) in 1997. The increase reflected significantly higher promotional spending incurred to maintain the circulation rate base in major markets. The increase in promotional spending was partially offset by cost-reduction initiatives in most markets.

Liquidity and Capital Resources (forward-looking information)

The consolidated statement of cash flows for the year ended June 30, 1999 is summarized below:

                                                                           1999
--------------------------------------------------------------------------------

Net change in cash due to:
  Operating activities                                                  $ 222.5
  Investing activities                                                    114.6
  Financing activities                                                    (36.4)
  Effect of exchange rate changes on cash and cash equivalents            (10.1)
--------------------------------------------------------------------------------
Net change in cash and cash equivalents                                 $ 290.6
================================================================================

Cash provided by operations increased significantly in 1999. This increase was principally as a result of growth in net income and improvement in working capital.

Investment activities included proceeds from the sale of property, plant and equipment of $193.0, consisting principally of the Company's operating facilities in the United Kingdom and important works from the Company's fine art collection. In addition, the Company realized net proceeds from other long-term investments of $14.6. Partially offsetting these amounts were the acquisitions of Good Catalog Company and American Woodworker for a total of $32.7, the purchase of investments of $35.8 and capital expenditures of $26.3, primarily relating to information technology.

Financing activities primarily included dividend payments of $41.5 in 1999, compared with $97.1 in 1998. During 1999, the Company reduced its quarterly dividend on common stock from $0.225 to $0.05 per share. This resulted in a 58% reduction in the full-year dividend payment for 1999 to $0.375 per share, compared with $0.90 per share in 1998.

The Company is a party to a Competitive Advance and Revolving Credit Facility Agreement (the Credit Agreement), amended as of June 2, 1998, with a syndicate of domestic and foreign banks. The Credit Agreement, which expires on October 31, 2001, permits competitive advance and revolving credit borrowings of up to $300.0 by the Company and its designated subsidiaries. Interest rates are based on several pricing options that can vary based upon operating results of the Company. The proceeds of the borrowings may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. The Credit Agreement contains certain restrictions on the incurrence of debt, liens and guarantees of indebtedness. The Company must also comply with certain financial covenants, including a minimum level of consolidated tangible net worth. At June 30, 1999, there were no borrowings outstanding under the Credit Agreement and the Company was in compliance with all covenants.

Various international subsidiaries of the Company have available lines of credit totaling $60.0. At June 30, 1999, no amounts were outstanding under these lines of credit.

The Company believes that its liquidity, capital resources, cash flow and borrowing capacity are sufficient to fund normal working capital requirements, capital expenditures, the payment of dividends, Year 2000 remediation costs and the implementation of the Company's strategic growth initiatives.

Currency Risk Management (forward-looking information)

In the normal course of business, the Company is exposed to the effect of foreign exchange rate fluctuations on the United States dollar value of its foreign subsidiaries' results of operations and financial condition. The Company purchases foreign currency option and forward contracts to minimize the effect of fluctuating foreign currency exchange rates on its earnings and specifically identifiable anticipated transactions. In addition, the Company enters into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities.

At June 30, 1999, the Company's primary foreign currency market exposures included the euro and the British pound. The Company estimated that the results of a uniform 10% weakening in the value of the United States dollar relative to the currencies in which the options and forwards are denominated, with all other variables held constant, would result in a net decrease in the fair value of these instruments of approximately $9.2. This estimate, however, includes changes in the fair value of forward contracts which would be substantially offset by the related impact on the assets and liabilities being hedged. This calculation assumes that each exchange rate would change in the same direction relative to the United States dollar. Changes in exchange rates not only affect the dollar value of the fair value, but also impact the underlying foreign subsidiaries' income. The Company's sensitivity analysis as described above does not factor in a potential change in sales levels, local currency prices, or amounts of options or forwards to cover these changes.

Additional information concerning derivative financial instruments is available in Note One and Note Five in Notes to Consolidated Financial Statements.

Year 2000 Readiness (forward-looking information)

Impact of the Year 2000 Issue

The Year 2000 issue is the result of computer programs that were written using only two digits, rather than four, to represent a year. Date-sensitive software or hardware may not be able to distinguish between the years 1900 and 2000 and programs that perform arithmetic operations, comparisons or sorting of date fields may begin yielding incorrect results. This could potentially cause system failures or miscalculations that could disrupt operations.

State of Readiness

The Company's remediation plan for its Year 2000 issue is currently under way and involves three overlapping phases:

1) Inventory - Creation of an inventory of three functional areas: applications and information technology (IT) equipment, non-information technology (non-IT) embedded systems and vendor relationships. All locations have fully completed the inventory phase.

2) Analysis - Evaluation of the inventoried items for Year 2000 compliance, the determination of the remediation method and resources required, and the development of an implementation plan. All locations have fully completed the analysis phase.

3) Implementation - Execution of the implementation plan for all applicable hardware and software, interfaces and systems. This involves testing the changes, beginning to utilize the changed procedures in actual operations, testing in a Year 2000-simulated environment and vendor interface testing.

The implementation phase, including testing for certain critical applications, has been substantially completed in most locations for applications, IT equipment and non-IT embedded systems. The Company anticipates substantial completion of the implementation phase for all locations by September 1999.

The Company's remediation plan for its Year 2000 issue is an ongoing process and estimated completion dates are subject to change.

Risk of the Year 2000 Issue

At this time, the Company believes that its systems will be Year 2000 compliant in a timely manner for several reasons:

o     Most significant marketing and fulfillment systems are already compliant.

o The Company extensively utilizes certain shared applications that have been or will be remediated once and then deployed to all appropriate locations.

o Comprehensive testing of all critical systems is conducted in a simulated Year 2000 environment.

o Critical fulfillment systems in the United States and several developed international locations use a one-digit field to denote the year; therefore, the date fields for these systems are updated every 10 years and the year 2000 does not require separate attention.

The Company believes that the area of greatest risk of the Year 2000 issue relates to significant suppliers failing to remediate their Year 2000 issues in a timely manner. The Company has relationships with certain significant suppliers in most of the locations in which it operates. These relationships may be material to some local operations and, in the aggregate, may be material to the Company. The Company relies on suppliers to deliver a broad range of goods and services worldwide. These include book and magazine printing services, suppliers of promotional materials and paper, warehouse facilities, lettershops that assemble promotional mailings, customer service facilities, postal delivery services, banking services, telecommunications and electricity providers. The Company has conducted formal communications with its significant suppliers in all locations to determine the extent to which it may be affected by those third parties' plans to remediate their own Year 2000 issue in a timely manner. The level of preparedness of significant suppliers can vary greatly from country to country. The Company is monitoring its suppliers' progress toward implementing Year 2000 corrective procedures. If a number of significant suppliers are not Year 2000 compliant, this could have a material adverse effect on the Company's results of operations, financial position or cash flow.

Contingency Plans

The Company is in the process of developing its country-by-country contingency plans. Contingency plans are expected to be substantially completed by October 1999, with subsequent revisions being made, as needed, for the remainder of the year.

To mitigate the effects of the Company's or significant suppliers' potential failure to remediate the Year 2000 issue in a timely manner, the Company will take appropriate actions. Such actions may include having arrangements for alternate suppliers, re-running processes if errors occur, using manual intervention to ensure the continuation of operations where necessary, and scheduling activity in December 1999 that would normally occur at the beginning of January 2000. If it becomes necessary for the Company to take these corrective actions, it is uncertain, until the contingency plans are finalized, whether this would result in significant delays in business operations or have a material adverse effect on the Company's results of operations, financial position or cash flow.

Costs to Address the Year 2000 Issue

The total cost of the Company's remediation plan is estimated at approximately $15.0 to $18.0 and is being funded through operating cash flows. To manage the cash flow effects of these incremental costs, the Company has deferred certain IT development activities and system enhancements. Of the total cost, approximately $2.0 is attributable to new hardware and software that will be capitalized. The remainder will be expensed as incurred. To date, approximately $12.0 of the total cost of the remediation plan has been spent, of which approximately $1.5 was capitalized.

Impact of the Euro Conversion (forward-looking information)

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies (legacy currencies) and a single currency called the euro. The legacy currencies are scheduled to remain legal tender as denominations of the euro during the transition period from January 1, 1999 to December 31, 2001. Beginning January 1, 2002, euro-denominated bills and coins will be introduced and by July 1, 2002, legacy currencies will no longer be legal tender.

The Company performed an internal analysis regarding the business and systems issues related to the euro conversion and has developed a strategic plan to ensure that all necessary modifications are made on a timely basis. As the first step, to accommodate the introduction of the euro on January 1, 1999, the Company's operations in markets that have adopted the euro are able to accept payments and pay suppliers in euros, and are able to indicate the euro equivalent of pricing on invoices. During the transition period, the Company will be monitoring customer and competitor reaction to the euro and will update the strategic plan as needed.

During the transition period, the Company believes that the conversion to the euro will not have a significant impact on the marketing strategy for the Company's European operations. The euro is not expected to have a significant competitive impact, including the resulting need to synchronize prices between markets, primarily because the editorial content of the Company's publishing products varies. In addition, products are published in local languages and are sold principally through direct mail rather than retail channels. These factors result in products that tend to be unique to each market and do not easily lend themselves to price comparisons across borders. The estimated costs to convert all affected systems to the euro are not expected to have a material adverse effect on the Company's results of operations, financial position or cash flow.

New Accounting Standards

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 2000, will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. The Company is required to adopt the new statement effective July 1, 2000, and has not yet determined the effect SFAS No. 133 will have on its results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

In 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement, which is effective for fiscal years beginning after December 15, 1998, will require the Company to capitalize certain internal-use software costs once certain criteria are met. This statement is not expected to have a material impact on the Company's results of operations, financial position or cash flow.

Cautionary Statement (forward-looking information)

This report includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements include any statements that address future results or occurrences. These forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties include factors relating to: the effect of potentially more restrictive privacy and other governmental regulation relating to the Company's marketing methods; the effect of modified and varied promotions; the ability to identify customer trends; the ability to continue to create a broadly appealing mix of new products; the ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of the U.S. customer base; the ability to attract and retain subscribers and customers in an economically efficient manner; the effect of selective adjustments in pricing; the ability to expand and more effectively utilize the Company's customer database; the ability to expand into new international markets and to introduce new product lines into new and existing markets; the ability to expand into new channels of distribution; the ability to negotiate and implement productive acquisitions, strategic alliances and joint ventures; the ability to integrate newly acquired and newly formed businesses successfully; the strength of relationships of newly acquired and newly formed businesses with their employees, suppliers and customers; the accuracy of the basis of forecasts relating to newly acquired and newly formed businesses; the ability to contain and reduce costs, especially through global efficiencies; the cost and effectiveness of reengineering of business processes and operations; the accuracy of management's assessment of the current status of the Company's business; the evolution of the Company's organizational and structural capabilities; the ability of the Company to respond to competitive pressures within and outside the direct marketing industry, including the Internet; the effect of worldwide paper and postage costs; the effect of postal disruptions on deliveries; the effect of foreign currency fluctuations; the effect of the Year 2000 issue; the effect of the transition to the euro; and general economic conditions.

Consolidated Statements of Income

                                                      Years ended June 30,
                                             -----------------------------------
In millions, except per share data               1999         1998         1997
--------------------------------------------------------------------------------

Revenues                                     $2,532.2     $2,691.2     $2,896.5
Product, distribution and
  editorial expenses                            963.5      1,046.6      1,084.2
Promotion, marketing and
  administrative expenses                     1,401.7      1,544.4      1,584.5
Other operating items                            37.9         70.0         35.0
--------------------------------------------------------------------------------
Operating profit                                129.1         30.2        192.8
Other income, net                                82.6         11.3         17.4
--------------------------------------------------------------------------------
Income before provision for
  income taxes                                  211.7         41.5        210.2
Provision for income taxes                       85.1         23.6         76.7
--------------------------------------------------------------------------------
Income before cumulative effect of
  change in accounting principles               126.6         17.9        133.5
Cumulative effect of change in
  accounting principles for pension
  assets, net of tax of $15.2                    25.3           --           --
--------------------------------------------------------------------------------
Net income                                   $  151.9     $   17.9     $  133.5
================================================================================
Basic and diluted earnings per share
Basic earnings per share
  Weighted-average common
    shares outstanding                          107.3        106.5        106.7
  Before cumulative effect of
    change in accounting principles          $   1.16     $   0.16     $   1.24
  Cumulative effect of change in
    accounting principles                        0.24           --           --
--------------------------------------------------------------------------------
Basic earnings per share                     $   1.40     $   0.16     $   1.24
================================================================================
Diluted earnings per share
  Adjusted weighted-average common
    shares outstanding                          108.0        106.7        106.7
  Before cumulative effect of change
    in accounting principles                 $   1.15     $   0.16     $   1.24
  Cumulative effect of change in
    accounting principles                        0.24           --           --
--------------------------------------------------------------------------------
Diluted earnings per share                   $   1.39     $   0.16     $   1.24
================================================================================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                             June 30,
                                                    ----------------------------
In millions                                             1999          1998
--------------------------------------------------------------------------------

Assets
Current assets
  Cash and cash equivalents                         $  413.4      $  122.8
  Receivables, net                                     319.9         376.4
  Inventories, net                                      94.9         162.2
  Prepaid expenses and other
    current assets                                     318.3         311.2
--------------------------------------------------------------------------------
Total current assets                                 1,146.5         972.6
Property, plant and equipment, net                     148.4         285.4
Intangible assets, net                                  68.5          41.8
Other noncurrent assets                                347.1         264.2
--------------------------------------------------------------------------------
Total assets                                        $1,710.5      $1,564.0
================================================================================
Liabilities and stockholders' equity
Current liabilities
  Accounts payable                                  $  130.7      $  172.1
  Accrued expenses                                     352.2         359.3
  Income taxes payable                                  56.0          21.0
  Unearned revenue                                     336.5         355.4
  Other current liabilities                            110.9          90.0
--------------------------------------------------------------------------------
Total current liabilities                              986.3         997.8
Postretirement and postemployment
  benefits other than pensions                         146.9         157.6
Other noncurrent liabilities                           195.8         150.0
--------------------------------------------------------------------------------
Total liabilities                                    1,329.0       1,305.4
--------------------------------------------------------------------------------
Stockholders' equity
  Capital stock                                         24.8          16.6
  Paid-in capital                                      146.2         144.8
  Retained earnings                                    955.4         845.0
  Accumulated other comprehensive loss                 (56.6)        (49.8)
  Treasury stock, at cost                             (688.3)       (698.0)
--------------------------------------------------------------------------------
Total stockholders' equity                             381.5         258.6
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity          $1,710.5      $1,564.0
================================================================================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                         Years ended June 30,
                                                    ----------------------------
In millions                                           1999       1998      1997
--------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                          $151.9     $ 17.9    $133.5
Cumulative effect of change in
  accounting principles                              (25.3)        --        --
Asset impairments                                     22.8         --        --
Depreciation and amortization                         43.7       46.2      46.7
Gains on the sales of certain investments             (0.7)      (5.2)     (7.0)
Gains on the sales of certain assets
  and other businesses                               (78.9)     (10.2)     (1.4)
Changes in assets and liabilities, net
  of effects of acquisitions and
  dispositions
  Receivables, net                                    49.5       10.9     (33.3)
  Inventories, net                                    64.1       (1.9)     20.2
  Unearned revenue                                    (2.4)       7.6       7.7
  Accounts payable and accrued expenses              (39.0)       9.3     (36.2)
  Other, net                                          36.8       19.3     (32.9)
--------------------------------------------------------------------------------
Net change in cash due to operating
  activities                                         222.5       93.9      97.3
--------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from maturities and sales of
  marketable securities and short-term
  investments                                          2.3       32.5     107.3
Purchases of investments                             (35.8)      (2.3)    (23.1)
Capital expenditures                                 (26.3)     (34.1)   (110.6)
Proceeds from sales of businesses and
  other long-term investments, net                    14.6       45.7       4.5
Proceeds from sales of property, plant
  and equipment                                      193.0       25.0       5.5
Payments for business acquisitions                   (32.7)        --     (16.0)
Other, net                                            (0.5)        --        --
--------------------------------------------------------------------------------
Net change in cash due to investing
  activities                                        $114.6     $ 66.8    $(32.4)
--------------------------------------------------------------------------------
Cash flows from financing activities
Dividends paid                                     $(41.5)    $(97.1)   $(193.3)
Common stock repurchased                               --         --      (66.3)
Other, net                                            5.1       (5.6)      13.5
--------------------------------------------------------------------------------
Net change in cash due to financing
  activities                                        (36.4)    (102.7)    (246.1)
--------------------------------------------------------------------------------
Effect of exchange rate changes on
  cash and cash equivalents                         (10.1)      (4.3)      (7.8)
--------------------------------------------------------------------------------
Net change in cash and cash equivalents             290.6       53.7     (189.0)
--------------------------------------------------------------------------------

Cash and cash equivalents at beginning
  of year                                           122.8       69.1      258.1
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $413.4     $122.8     $ 69.1
================================================================================
Supplemental information
Cash paid for interest                             $  3.5     $  5.4     $  5.3
Cash paid for income taxes                         $ 47.7     $ 20.5     $ 72.2

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

                                                               Captital Stock
                                               -------------------------------------------------
                                                                                  Unamortized
In millions                                    Preferred Stock   Common Stock   Restricted Stock
------------------------------------------------------------------------------------------------
Balance at June 30, 1996                           $ 28.8           $  1.4          $ (1.8)
Comprehensive income
  Net income
  Other comprehensive income:
    Translation loss
    Net unrealized gain on investments
Total comprehensive income
Stock issued under various plans                                                       0.6
Common stock dividends
Preferred stock dividends
Treasury stock repurchased
------------------------------------------------------------------------------------------------
Balance at June 30, 1997                             28.8              1.4            (1.2)
================================================================================================
Comprehensive income
  Net income
  Other comprehensive income:
    Translation loss
    Net unrealized gain on investments
Total comprehensive income
Stock issued under various plans                                                     (12.4)
Common stock dividends
Preferred stock dividends
------------------------------------------------------------------------------------------------
Balance at June 30, 1998                             28.8              1.4           (13.6)
================================================================================================
Comprehensive income
  Net income
  Other comprehensive income:
    Translation loss
Total comprehensive income
Stock issued under various plans                                                       8.2
Common stock dividends
Preferred stock dividends
------------------------------------------------------------------------------------------------
Balance at June 30, 1999                           $ 28.8           $  1.4          $ (5.4)
================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                                                                                    Accumulated Other
                                                                                      Comprehensive    Treasury Stock,
In millions                                    Paid in Capital   Retained Earnings    (Loss) Income        at Cost         Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                            $138.3             $984.0             $(15.5)          $(656.3)        $478.9
Comprehensive income
  Net income                                                            133.5                                               133.5
  Other comprehensive income:
    Translation loss                                                                       (19.2)                           (19.2)
    Net unrealized gain on investments                                                       1.0                              1.0
                                                                                                                        -----------
Total comprehensive income                                                                                                  115.3
                                                                                                                        ===========
Stock issued under various plans                       3.5                                                     7.3           11.4
Common stock dividends                                                 (192.0)                                             (192.0)
Preferred stock dividends                                                (1.3)                                               (1.3)
Treasury stock repurchased                                                                                   (66.3)         (66.3)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                             141.8              924.2              (33.7)           (715.3)         346.0
===================================================================================================================================
Comprehensive income
  Net income                                                             17.9                                                17.9
  Other comprehensive income:
    Translation loss                                                                       (16.4)                           (16.4)
    Net unrealized gain on investments                                                       0.3                              0.3
                                                                                                                        -----------
Total comprehensive income                                                                                                    1.8
                                                                                                                        ===========
Stock issued under various plans                       3.0                                                    17.3            7.9
Common stock dividends                                                  (95.8)                                              (95.8)
Preferred stock dividends                                                (1.3)                                               (1.3)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                             144.8              845.0              (49.8)          (698.0)          258.6
===================================================================================================================================
Comprehensive income
  Net income                                                            151.9                                               151.9
  Other comprehensive income:
    Translation loss                                                                        (6.8)                            (6.8)
                                                                                                                        -----------
Total comprehensive income                                                                                                  145.1
                                                                                                                        ===========
Stock issued under various plans                       1.4                                                     9.7           19.3
Common stock dividends                                                  (40.2)                                              (40.2)
Preferred stock dividends                                                (1.3)                                               (1.3)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                            $146.2             $955.4             $(56.6)          $(688.3)        $381.5
===================================================================================================================================

Notes to Consolidated Financial Statements

Dollars in millions, except per share data

One Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its United States and international subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been restated to conform to the current year presentation. Revenues have been reclassified to reflect certain publisher remittances as a component of product, distribution and editorial expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in these financial statements. Although these estimates are based on management's knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from those estimates.

New Accounting Standards

In 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted these statements effective July 1, 1998 and June 30, 1999, respectively. These statements modified or expanded the Company's stockholders' equity and segment disclosures and had no impact on the Company's results of operations, financial position or cash flow.

In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 2000, will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. The Company is required to adopt the new statement effective July 1, 2000, and has not yet determined the effect SFAS No. 133 will have on its results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

In 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement, which is effective for fiscal years beginning after December 15, 1998, will require the Company to capitalize certain internal-use software costs once certain criteria are met. This statement is not expected to have a material impact on the Company's results of operations, financial position or cash flow.

In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company accordingly modified disclosures relating to its pension and postretirement benefit plans. This adoption had no effect on the Company's results of operations, financial position or cash flow.

In 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The Company has reported on the income statement basic and diluted earnings per share results for all periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The carrying amount approximates fair value based upon the short-term maturity of these investments.

Receivables, net

Receivables, net are reflected net of allowances for returns and bad debts of $153.8, $173.0 and $166.2 at June 30, 1999, 1998 and 1997, respectively.
Additions to the allowances amounted to $509.1, $505.0 and $548.7, respectively, and amounts written off amounted to $528.3, $498.2 and $575.6 during the years ended June 30, 1999, 1998 and 1997, respectively.

Inventories

Inventories are stated at the lower of cost or market, primarily determined on the first-in, first-out (FIFO) basis in most markets. Generally, U.S. inventory is valued on the last-in, first-out (LIFO) basis.

Financial Instruments

In the normal course of business, the Company is exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of its foreign subsidiaries' results of operations and financial condition. The Company purchases foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on the U.S. dollar value of its subsidiaries' earnings and specifically identifiable anticipated transactions, generally over periods ranging up to 12 months. In addition, the Company enters into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities, generally over periods ranging up to 12 months. The Company, as a matter of policy, does not speculate in financial markets, and therefore does not hold financial instruments for trading purposes.

Foreign currency option contracts that reduce the Company's exposure to the effects of fluctuating foreign currencies on its earnings, and forward contracts that reduce exposure to the effects of fluctuating foreign currencies on specifically identifiable anticipated transactions, do not meet the criteria for hedge accounting. However, option contracts that are designated as hedges and that reduce the Company's exposure to the effects of fluctuating foreign currencies on specifically identifiable anticipated transactions, where it is probable that the transactions will occur, meet the criteria for hedge accounting. Forward contracts that reduce the Company's exposure on foreign currency denominated assets and liabilities meet the criteria for hedge accounting as they are designated as, and are effective as, hedges of specifically identified foreign currency denominated assets and liabilities.

Premiums on option contracts that qualify for hedge accounting are amortized over the term of the contract and any gains at maturity are included in other income, net. If an option contract is terminated before its maturity, the unamortized premium associated with the contract is written off and included in other income, net. Option contracts that do not qualify for hedge accounting are recorded at fair market value and changes in market value on such instruments are included in other income, net. The carrying value of option contracts is included in prepaid expenses and other current assets.

Forward contracts are included at market value on the balance sheet in prepaid expenses and other current assets and other current liabilities. Changes in market value on forward contracts are included in other income, net. In the event that the underlying foreign currency denominated asset or liability is extinguished or terminated prior to the forward contract's maturity, the Company's policy is to enter into a separate forward contract to offset any changes in market value from that date until the maturity of the original contract.

Depreciation and Amortization

Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired, for which the carrying amount is reduced to the estimated fair market value. Buildings, equipment, and furniture and fixtures are depreciated using the straight-line method over useful lives up to 50 years for buildings and useful lives ranging from three to 15 years for equipment and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the term of the lease or the useful life of the improvement, whichever is shorter.

Intangible Assets, net

Intangible assets, net are composed of distribution rights, contracts, subscription lists and other intangible assets, as well as the excess of costs over the fair value of net assets of acquired businesses. The excess of costs over the fair value of businesses acquired is amortized, on a straight-line basis, over varying periods, not in excess of 40 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, not in excess of ten years. The Company continually evaluates the recoverability of its intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations of related businesses on an undiscounted basis as well as other economic and market variables.

Stock-Based Compensation

Compensation cost is recognized for stock-based compensation using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. The Company's policy is to grant stock options at fair market value at the date of grant.

Revenues

Sales of Global Books and Home Entertainment products, less provisions for returns, are recorded at the time of shipment. Sales of magazine subscriptions are recorded as unearned revenue at the gross subscription price at the time the orders are received. Proportionate shares of the gross subscription price are recognized as revenues when the subscriptions are fulfilled.

Promotion Costs

Costs of direct response advertising are matched with the expected revenue stream. Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products.

Promotion costs of $824.1, $927.0 and $942.9 were incurred for the years ended June 30, 1999, 1998 and 1997, respectively. Prepaid promotion costs, included in prepaid expenses and other current assets, amounted to $30.7 and $44.3 at June 30, 1999 and 1998, respectively.

Deferred promotion costs, included in other noncurrent assets, amounted to $78.2 and $102.8 at June 30, 1999 and 1998, respectively.

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes, net of valuation allowances, reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws.

Basic and Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income, less preferred stock dividend requirements ($1.3 for the year ended June 30, 1999), by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted-average number of common shares outstanding assumes the exercise and conversion of certain stock options (0.7 million shares for the year ended June 30, 1999).

Options to purchase approximately 5.0 million shares of common stock were outstanding during 1999, but were not included in the computation of diluted earnings per share. The exercise prices of these options were greater than the average market price of the common shares during the period.

For the years ended June 30, 1998 and 1997, basic and diluted earnings per share were the same.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders' equity within accumulated other comprehensive income.

The U.S. dollar is used as the functional currency for subsidiaries operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other income, net.

Two Other Operating Items

Other operating items represent charges related primarily to the streamlining of the Company's organizational structure and the strategic repositioning of certain businesses. The Company recorded other operating items of $37.9, $70.0 and $35.0 in the years ended June 30, 1999, 1998 and 1997, respectively. The 1998 other operating items of $70.0 were composed primarily of severance costs associated with workforce reductions. The 1997 other operating items of $35.0 related primarily to the realignment of the organization and operations. The 1999 charges included $22.8 of impairment losses and are net of $55.6 for adjustments to prior year accruals. The components of other operating items in 1999 are described in further detail below:

o Employee Retirement and Severance Benefits -- The Company identified approximately 1,000 employees who would be separated as a result of actions taken during 1999 to streamline the organizational structure through a combination of voluntary and involuntary severance programs. As of June 30, 1999, approximately 800 of the 1,000 identified employees had been separated from the Company.

o Contract Terminations -- These charges represent anticipated costs to terminate contractual obligations in connection with the Company's streamlining activities.

o Impairment Losses -- As a result of the restructuring, charges relating to the carrying value of certain computer hardware and software and, to a lesser extent, leasehold improvements and furniture and fixtures no longer used in the Company's operations were charged to impairment losses.

At June 30, 1999, the Company had accruals for other operating items of $76.7. During 1999, $93.5 was accrued for the above items, of which $60.0 related to employee retirement and severance benefits. Payments made during 1999 totaled $52.4, of which $40.9 related to employee retirement and severance benefits. In addition, adjustments to prior year accruals of $55.6 were made during 1999, of which $12.6 related to adjustments for various legal claims against the Company that resulted in costs that were less than previously expected. The remaining adjustment of $43.0 was for several actions initiated by prior management that will not be completed in connection with the three-phase long-term strategy of the Company. At June 30, 1999, liabilities of $63.0 were recorded for future payments to accomplish the remaining objectives of the growth strategy of the Company.

Three Other Income, Net

Components of other income, net are as follows:

                                                     1999       1998       1997
--------------------------------------------------------------------------------

Interest income                                   $  12.5    $   6.9    $  11.4
Interest expense                                     (5.7)      (9.4)      (7.0)
Gains on the sales of certain investments             0.7        5.2        7.0
Gains on the sales of certain assets
  and other businesses                               78.9       10.2        1.4
(Losses) Gains on foreign exchange                   (2.5)       1.3        8.5
Other expense, net                                   (1.3)      (2.9)      (3.9)
--------------------------------------------------------------------------------
Total other income, net                           $  82.6    $  11.3    $  17.4
================================================================================

Gains on the sales of certain assets and other businesses in 1999 primarily consist of gains from the sale of important works from the Company's fine art collection and certain businesses, partially offset by losses from the sales of publishing operations in South Africa and certain international real estate holdings.

Four Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30, 1999 and 1998 are as follows:

Inventories

                                                              1999          1998
--------------------------------------------------------------------------------

Raw materials                                              $  12.7       $  21.8
Work-in-progress                                              20.2          24.7
Finished goods                                                62.0         115.7
--------------------------------------------------------------------------------
Total inventories                                          $  94.9       $ 162.2
================================================================================

If the FIFO method of inventory had been used for United States locations, inventories would have been $6.7 and $10.8 higher than the amounts reported at June 30, 1999 and 1998, respectively.

Property, Plant and Equipment

                                                             1999          1998
-------------------------------------------------------------------------------

Land                                                      $  11.9       $  12.5
Buildings and building improvements                         185.7         303.2
Furniture, fixtures and equipment                           238.3         290.4
Leasehold improvements                                       11.8          16.3
-------------------------------------------------------------------------------
                                                            447.7         622.4
Accumulated depreciation and amortization                  (299.3)       (337.0)
-------------------------------------------------------------------------------
Total property, plant and equipment                       $ 148.4       $ 285.4
================================================================================

Intangible Assets

                                                             1999          1998
-------------------------------------------------------------------------------

Distribution rights, contracts,
  subscription lists and other                            $  58.6       $  56.3
Excess of cost over fair value of
  net assets of businesses acquired                         104.8          77.2
-------------------------------------------------------------------------------
                                                            163.4         133.5
Accumulated amortization                                    (94.9)        (91.7)
-------------------------------------------------------------------------------
Total intangible assets                                   $  68.5       $  41.8
================================================================================

Accrued Expenses

                                                             1999          1998
-------------------------------------------------------------------------------

Compensation and other employee benefits                  $  96.0       $  93.0
Royalties and copyrights payable                             33.9          32.3
Taxes, other than income taxes                               16.6          15.8
Other, principally operating expenses                       205.7         218.2
-------------------------------------------------------------------------------
Total accrued expenses                                    $ 352.2       $ 359.3
================================================================================

Other, principally operating expenses includes $76.7 and $109.7 relating to the remaining balances associated with other operating items at June 30, 1999 and 1998, respectively.

Five Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk. These financial instruments are used in the normal course of business to manage the Company's exposure to fluctuations in foreign currency exchange rates.

The Company may be exposed to credit losses in the event of nonperformance by the financial institutions that are counterparties to these instruments; however, the Company mitigates this risk through specific minimum credit standards and diversification of financial institutions with which it enters into these derivative transactions.

The Company's derivative financial instruments also involve elements of market risk as a result of potential changes in foreign currency exchange rates. The market risk associated with the option contracts and forward contracts relating to specifically identifiable anticipated transactions is limited to the carrying value of these contracts in the Company's consolidated balance sheet. Forward contracts that reduce the Company's foreign exchange exposure on the foreign currency denominated assets and liabilities outstanding at the end of the year are effective hedges of existing foreign currency exposures. Therefore, the impact of potential changes in future foreign currency exchange rates on these instruments would generally offset the related impact on the assets and liabilities being hedged.

The following chart summarizes the Company's derivative positions included within the balance sheet:

                                   Notional/                             Fiscal
                                   Principal    Carrying       Fair       Year
                                    Amounts       Value        Value    Maturity
--------------------------------------------------------------------------------

1999
Forward Contracts
  Assets                            $  94.0      $  92.3      $  92.3     2000
  Liabilities                       $  94.0      $  93.8      $  93.8     2000
Option Contracts
  Assets                            $ 116.1      $   4.6      $   5.0     2000
1998
Forward Contracts
  Assets                            $  62.3      $  62.1      $  62.1     1999
  Liabilities                       $  62.3      $  62.4      $  62.4     1999
Option Contracts
  Assets                            $  59.1      $   1.8      $   1.8     1999
--------------------------------------------------------------------------------

Forward contracts are included in prepaid expenses and other current assets and other current liabilities in the balance sheet. The carrying value of option contracts is included in prepaid expenses and other current assets in the balance sheet.

Six Pension Plans and Other Postretirement Benefits

Change in Accounting for Pension Assets

Effective July 1, 1998, the Company changed its method for calculating the market-related value of pension plan assets. This method is used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain (loss) subject to amortization. The Company believes that the new method is more widely used in practice and is preferable because it results in pension plan asset values that more closely approximate fair value, while still mitigating the effect of annual market value fluctuations. In addition, the new method facilitates the global management of pension plans as it results in a consistent methodology for all plans.

Under the old method, realized and unrealized gains or losses on pension plan assets were amortized and recognized over a five-year period. Dividends and interest earned during the plan year were immediately recognized. Under the new method, the Company recognizes an expected return on pension plan assets and amortizes differences between actual and expected returns over a five-year period.

This change resulted in a non-cash benefit in 1999 of $40.5 ($25.3 after tax, or $0.24 per share). The benefit represents the cumulative effect of the change related to years prior to 1999. In addition, the Company realized $19.0 ($11.9 after tax, or $0.11 per share) in lower pension expense in 1999, compared with the previous accounting method. Had this change been applied retroactively, pension expense would have been reduced by $15.8 and $12.5 ($9.9 and $7.8 after tax, or $0.09 and $0.07 per share) in 1998 and 1997, respectively.

Change in Measurement Date for Pensions

In 1999, the Company elected to change the measurement date for pension plan assets and liabilities from June 30 to March 31, as permitted by SFAS No. 87, "Employers' Accounting for Pensions." This change had no significant effect on 1999 or prior years' pension expense.

Assumptions used to determine pension costs and projected benefit obligations are as follows:

                                                       United States Plans
                                               -------------------------------
                                                  1999        1998        1997
------------------------------------------------------------------------------

Discount rate                                      7.0%        7.0%        7.8%
Compensation increase rate                         5.0%        5.0%        5.3%
Long-term rate of return on plan assets            9.5%        9.5%        9.5%
==============================================================================

                                                       International Plans
                                               -------------------------------
                                                  1999        1998        1997
------------------------------------------------------------------------------
Discount rate                                    5-12%       4-15%       4-15%
Compensation increase rate                       3-10%       3-10%       3-13%
Long-term rate of return on plan assets          5-13%       5-16%       5-16%
==============================================================================

Components of consolidated net periodic pension (benefit) cost are as follows:

                                                        Pension Benefits
                                               -------------------------------
                                                  1999        1998        1997
------------------------------------------------------------------------------

Service cost                                   $  20.5     $  18.2     $  19.4
Interest cost                                     44.6        45.7        46.1
Expected return on plan assets                   (79.8)      (60.7)      (54.6)
Amortization                                      (2.9)       (3.2)       (2.8)
Recognized actuarial gain                         (9.7)       (3.4)       (0.1)
Special items                                      2.4          --          --
------------------------------------------------------------------------------
Net periodic pension (benefit) cost            $ (24.9)    $  (3.4)    $   8.0
==============================================================================

The Company provides medical and dental benefits to United States retired employees and their dependents. Substantially all of the Company's United States employees become eligible for these benefits when they meet minimum age and service requirements. The Company has the right to modify or terminate these unfunded benefits. Discount rates of 7.0% for 1999, 7.0% for 1998 and 7.8% for 1997 were used in determining the accumulated postretirement benefits liability.

Components of costs for postretirement benefits are as follows:

                                                         Other Benefits
                                               -------------------------------
                                                  1999        1998        1997
------------------------------------------------------------------------------

Service cost                                   $   1.8     $   1.6     $   2.5
Interest cost                                      4.6         5.5         7.1
Recognized actuarial gain                         (2.7)       (2.2)       (0.7)
Special items                                     (0.4)         --          --
------------------------------------------------------------------------------
Postretirement benefit costs                   $   3.3     $   4.9     $   8.9
==============================================================================

A reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                                Pension Benefits          Other Benefits
                                              -------------------------------------------
                                                 1999(1)    1998          1999(2)    1998
-----------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year       $ 697.2    $ 620.7       $  81.8    $  99.1
Service cost                                     17.4       18.2           1.3        1.6
Interest cost                                    36.2       45.7           3.5        5.5
Actuarial loss (gain)                            23.0       55.2         (14.0)     (19.4)
Plan amendments                                 (12.6)       3.1          (6.0)        --
Exchange rate changes                            (6.6)      (5.5)           --         --
Settlements/curtailments                        (30.3)      (2.7)         (0.4)        --
Benefits paid                                   (34.2)     (43.6)         (3.0)      (5.0)
Other items                                      (0.3)       6.1           1.5         --
-----------------------------------------------------------------------------------------
Benefit obligation at end of year               689.8      697.2          64.7       81.8
-----------------------------------------------------------------------------------------

Change in plan assets
Fair value at beginning of year                 936.1      830.3            --         --
Actual return on plan assets                     63.8      154.0            --         --
Settlements                                     (24.0)      (0.6)           --         --
Employer contribution                             8.5        8.8           0.1        0.3
IRC section 401(h) transfer                      (4.1)      (4.7)          4.1        4.7
Exchange rate changes                            (6.5)      (7.5)           --         --
Benefits paid                                   (34.2)     (43.6)         (4.2)      (5.0)
Other items                                     (11.4)      (0.6)           --         --
-----------------------------------------------------------------------------------------
Fair value at end of year                       928.2      936.1            --         --
-----------------------------------------------------------------------------------------

Funded status                                   238.4      238.9         (64.7)     (81.8)
Unrecognized actuarial gain                    (181.4)    (265.2)        (49.0)     (37.5)
Unrecognized transition asset                   (12.3)     (16.9)           --         --
Unrecognized prior service (benefit) cost        (3.8)      12.9          (5.0)        --
Employer -- 1999 fourth quarter contribution      1.1         --            --         --
-----------------------------------------------------------------------------------------
Net amount recognized                         $  42.0    $ (30.3)      $(118.7)   $(119.3)
-----------------------------------------------------------------------------------------

(1) The benefit obligation and the fair value of plan assets for pension benefits in 1999 are stated as of March 31, 1999. Similar information in 1998 is stated as of June 30, 1998.

(2) The benefit obligation for other benefits in 1999 is stated as of March 31, 1999. Similar information in 1998 is stated as of June 30, 1998. The fair value of plan assets for other benefits in both 1999 and 1998 are stated as of June 30.

During 1999 and 1998, in accordance with Internal Revenue Code section 401(h), the Company transferred $4.1 and $4.7, respectively, of excess pension assets to fund postretirement benefits.

Amounts recognized in the balance sheet are as follows:

                                                Pension Benefits          Other Benefits
                                              -------------------------------------------
                                                 1999       1998          1999       1998
-----------------------------------------------------------------------------------------
Prepaid benefit cost                          $ 124.9    $  34.2       $    --    $    --
Accrued benefit liability                       (83.1)     (64.9)       (118.7)    (119.3)
Intangible assets, net                            0.2        0.4            --         --
-----------------------------------------------------------------------------------------
Net amount recognized                         $  42.0    $ (30.3)      $(118.7)   $(119.3)
-----------------------------------------------------------------------------------------

Select balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

                                        Plans with Projected      Plans with Accumulated
                                         Benefit Obligations       Benefit Obligations
                                      in excess of Plan Assets   in excess of Plan Assets
                                      ---------------------------------------------------
                                          1999         1998          1999            1998
-----------------------------------------------------------------------------------------
Projected benefit obligation           $  91.9      $ 100.7           N/A             N/A
Accumulated benefit obligation             N/A          N/A       $  85.6         $  83.7
Fair value of plan assets              $   2.8      $  11.9       $   2.8         $   2.4
-----------------------------------------------------------------------------------------

Health Care Inflation and Cost Trend Rates

The health care inflation assumption used to determine the postretirement benefits liability was 8.0% for 1999 and 1998, decreasing gradually to 5.5% by 2004 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components and the postretirement benefit obligation by $1.0 and $5.0, respectively. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components and the postretirement benefit obligation by $0.9 and $4.8, respectively.

Seven Employee Compensation Plans

The Company maintains several employee compensation plans relating to stock or stock-based awards, including stock options, restricted stock, stock appreciation rights, phantom stock and phantom stock options.

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and as permitted by that statement, has continued to measure compensation cost as the excess of the quoted market price of the Company's stock at the grant date over the amount the employee must pay for the stock. Since the Company grants stock options at fair market value at the date of grant, no compensation expense is recognized. Compensation expense is recognized with respect to phantom stock, stock appreciation rights and phantom stock options.

SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the fair value-based method had been applied in measuring compensation cost for stock-based awards granted in 1999, 1998, 1997 and 1996.

Management believes that 1999, 1998 and 1997 pro forma amounts are not representative of the effects of stock-based awards on future pro forma net income and earnings per share because these pro forma amounts exclude the pro forma compensation expense related to unvested stock options granted before 1996. In addition, certain options vest over several years, and awards in future years may occur whose terms and conditions may vary.

As required by SFAS No. 123, the Company has disclosed below the pro forma impact of using the fair value method to calculate compensation expense of stock options and stock purchase rights granted.

                                        1999           1998           1997
--------------------------------------------------------------------------

Net income
 As reported                        $  151.9       $   17.9       $  133.5
 Pro forma                          $  144.0       $   10.5       $  129.1

Earnings per share
 As reported--basic                 $   1.40       $   0.16       $   1.24
 Pro forma--basic                   $   1.33       $   0.09       $   1.20
 As reported--diluted               $   1.39       $   0.16       $   1.24
 Pro forma--diluted                 $   1.32       $   0.09       $   1.20
--------------------------------------------------------------------------

The weighted-average fair value of options granted in 1999, 1998 and 1997 were $5.91, $8.38 and $9.32, respectively. The weighted-average fair value of options granted in 1998 includes the value of the November grant less the value of the October grant as of the date that the November grant was issued (see discussion of the 1989 and 1994 Key Employee Long Term Incentive Plans, below).

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                        1999           1998           1997
--------------------------------------------------------------------------

Risk-free interest rate                  4.6%           5.5%           6.3%
Expected life                       4.2 years      3.7 years      5.1 years
Expected volatility                     30.1%          29.4%          23.5%
Expected dividend yield                  0.6%           1.0%           3.7%
--------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at June 30, 1999:

                                    Options Outstanding                            Options Exercisable
                     ------------------------------------------------------      ------------------------
                                     Weighted Average          Weighted                       Weighted
    Range of         Options             Remaining              Average          Options       Average
Exercise Prices      (000's)      Contractual Life (yrs)    Exercise Price       (000's)   Exercise Price
---------------------------------------------------------------------------------------------------------

$16.94-$18.97         2,165              9.23                    $18.94               1        $18.10
$20.00-$29.44         2,930              8.01                    $23.84           1,248        $24.90
$30.94-$39.81           125              7.90                    $36.71              30        $38.64
$41.25-$48.13         4,495              5.42                    $44.50           3,377        $44.53
$50.94-$55.12            70              5.78                    $51.69              35        $52.43
---------------------------------------------------------------------------------------------------------
                      9,785              7.07                    $32.61           4,691        $39.32
---------------------------------------------------------------------------------------------------------

Changes in outstanding options are as follows:

                                             Shares Subject     Weighted Average
 (Options in thousands)                        to Options        Exercise Price
--------------------------------------------------------------------------------

Outstanding at June 30, 1996                    6,034                $43.76
 Granted                                        1,722                $41.04
 Exercised                                       (130)               $25.67
 Canceled                                        (733)               $44.53
--------------------------------------------------------------------------------

Outstanding at June 30, 1997                    6,893                $43.35
 Granted                                        4,880                $24.76
 Exercised                                        (26)               $20.13
 Canceled                                      (2,965)               $32.05
--------------------------------------------------------------------------------

Outstanding at June 30, 1998                    8,782                $36.90
 Granted                                        2,534                $19.54
 Exercised                                       (256)               $23.14
 Canceled                                      (1,275)               $38.02
--------------------------------------------------------------------------------
Outstanding at June 30, 1999                    9,785                $32.61
--------------------------------------------------------------------------------
Options exercisable at June 30, 1999            4,691                $39.32
--------------------------------------------------------------------------------
Options available for grant at June 30, 1999    3,223
--------------------------------------------------------------------------------

1989 and 1994 Key Employee Long Term Incentive Plans (the plans)

The plans provide that the Compensation and Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, performance units, performance shares and other stock-based awards to eligible employees. The committee may grant awards up to a maximum of 5,420,000 and 10,800,000 underlying shares of Class A nonvoting common stock (Class A) under the plans, respectively.

Under the plans, options have been granted with exercise prices not less than the fair market value of the Class A stock at the time of the grant, with an exercise term as determined by the committee, not to exceed ten years. The options have vesting terms as determined by the committee, but generally become exercisable over four years. On October 9, 1997, options and stock appreciation rights related to 2.1 million shares of Class A stock were granted to over 800 eligible employees pursuant to the stock-based plans (October grant). The exercise price of the October grant was $27.03 per share, the fair market value of the Company's common stock at October 9, 1997. The October grant was never distributed.

On November 18, 1997, the October grant was canceled and options and stock appreciation rights related to 2.1 million shares of Class A stock were reissued to eligible employees at a price of $21.47 per share, the fair market value of the Class A stock at November 18, 1997 (November grant). This reissuance was in connection with a significant revision of the Company's executive compensation structure, involving the elimination of long-term cash performance awards, the reduction of annual cash bonuses and greater reliance on equity incentive awards. The other terms of the November grant were not changed from the terms of the October grant.

In 1998, the Company granted 596,700 restricted Class A shares with a value of $15.7 to over 100 employees at no cost. In 1996, the Company granted 51,347 performance-based restricted Class A shares with a value of $2.4 to a key employee at no cost. The market value of shares awarded is recorded as unamortized restricted stock which is included in capital stock. Restricted stock is amortized over the term of the restriction period. Amortization expense of restricted stock amounted to $7.6, $2.3 and $0.6 for 1999, 1998 and 1997, respectively.

During 1999, the committee awarded phantom performance shares, which give the recipients the right to receive cash equal to the value of shares of Class A stock that are earned if specific performance goals are achieved during a specific performance period. The 1999 awards relate to the 1999-2000 and 1999-2001 performance periods. The Company has recorded $5.9 as expense during 1999 for both awards.

1989 Employee Stock Purchase Plan (the ESPP)

Under the ESPP, the Company is authorized to issue up to 1,650,000 Class A shares, principally to its full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Class A shares. The purchase price of the shares is 85% of the lower of the fair market values of the Class A stock on the first and last days of the six-month purchase period. Approximately 50% of eligible employees have participated in the ESPP in the last three years.

In addition, several international subsidiaries of the Company have employee stock purchase plans (international ESPP plans) under which the Company is authorized to issue up to 300,000 Class A shares to its full-time employees each year. The terms of the international ESPP plans in most locations are essentially the same as the ESPP, and the purchase price of the shares is generally 85% of the lower of the fair market values of the Class A stock on the first and last days of the six-month purchase period.

Under the ESPP and the international ESPP plans, employees purchased 208,752 shares in 1999, 251,700 shares in 1998 and 239,026 shares in 1997.

The weighted-average fair values of these purchase rights granted in 1999, 1998 and 1997 were $6.99, $8.21 and $13.13, respectively.

The fair values of the purchase rights were estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                       1999          1998          1997
-----------------------------------------------------------------------

Risk-free interest rate                 4.9%          6.5%          5.4%
Expected life                      0.5 years     1.0 years     1.0 years
Expected volatility                    37.1%         34.0%         29.5%
Expected dividend yield                 0.6%          3.5%          4.3%
=======================================================================

Other Employee Compensation Plans

Effective July 1, 1998, the Company amended the Employee Ownership Plan and 401(k) Partnership to include a savings plan component under section 401(k) of the Internal Revenue Code (the 401(k) plan). The 401(k) plan allows employees to make pre-tax contributions to specified investment options. At the discretion of the Board of Directors, the Company can make matching contributions to the 401(k) plan. The matching contributions vest ratably over a five-year period. The Company contributed $3.7, $5.0 and $5.0 to the Employee Ownership Plan and the 401(k) plan for 1999, 1998 and 1997, respectively.

The Company granted 212,000 and 12,200 stock appreciation rights to key employees in 1998 and 1996, respectively. The Company also issued 6,000 and 8,000 phantom stock options to non-employee members of the Board of Directors in 1998 and 1997, respectively.

Eight Income Taxes

Income before provision for income taxes is as follows:

                                          1999           1998           1997
----------------------------------------------------------------------------

United States                          $ 183.1        $   8.1        $ 162.5
International                             28.6           33.4           47.7
----------------------------------------------------------------------------
Income before income taxes             $ 211.7        $  41.5        $ 210.2
============================================================================

Components of the provision (benefit) for income taxes are as follows:

                                          1999           1998           1997
----------------------------------------------------------------------------

Current
 Federal                               $  39.4        $  (3.8)       $  10.0
 State and local                           3.7            1.1            3.2
 International                            34.5           17.4           22.0
----------------------------------------------------------------------------
 Total current                            77.6           14.7           35.2
----------------------------------------------------------------------------
Deferred
 Federal                                  21.3            2.2           28.5
 State and local                           1.8            1.0            6.7
 International                           (15.6)           5.7            6.3
----------------------------------------------------------------------------
 Total deferred                            7.5            8.9           41.5
----------------------------------------------------------------------------
Provision for income taxes             $  85.1        $  23.6        $  76.7
============================================================================

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                          1999           1998           1997
----------------------------------------------------------------------------

U.S. statutory tax rate                   35.0%          35.0%          35.0%
International operations                   1.3            2.1           (0.9)
State taxes, net                           1.4            1.2            2.6
Other operating items                      2.3           19.4             --
Other, net                                 0.2           (0.8)          (0.2)
----------------------------------------------------------------------------
Effective tax rate                        40.2%          56.9%          36.5%
============================================================================

Components of deferred tax assets and liabilities are as follows:

                                                            1999         1998
-----------------------------------------------------------------------------

Deferred compensation and other employee benefits        $  72.8      $  81.8
Accounts receivable and other allowances                    44.8         48.1
Net operating loss carryforwards                            30.9         51.4
Other, net                                                  69.3         82.1
-----------------------------------------------------------------------------
 Gross deferred tax assets                                 217.8        263.4
Valuation allowance                                        (23.5)       (31.1)
-----------------------------------------------------------------------------
 Total net assets                                          194.3        232.3
-----------------------------------------------------------------------------
Deferred promotion costs                                     1.7          3.2
Deferred compensation and other employee benefits            6.9          7.3
Other, net                                                  18.4         47.0
-----------------------------------------------------------------------------
 Total net liabilities                                      27.0         57.5
-----------------------------------------------------------------------------
Net deferred taxes                                       $ 167.3      $ 174.8
=============================================================================

Balance sheet classifications of deferred tax assets and liabilities are as follows:
                                                            1999         1998
-----------------------------------------------------------------------------

Prepaid expenses and other current assets                $  83.4      $  67.9
Other noncurrent assets                                    110.9        121.7
Other current liabilities                                    3.7          3.7
Other noncurrent liabilities                                23.3         11.1
-----------------------------------------------------------------------------
Net deferred taxes                                       $ 167.3      $ 174.8
=============================================================================

The Company has concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $94.0 at June 30, 1999, the majority of which may be carried forward indefinitely, are available to reduce future tax of certain foreign subsidiaries in a number of jurisdictions.

Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries as any federal taxes payable would be substantially offset by foreign tax credits.

Nine Debt

Competitive Advance and Revolving Credit Facility Agreement (the Credit
Agreement)

The Company is a party to the Credit Agreement, amended as of June 2, 1998, with a syndicate of domestic and foreign banks. The Credit Agreement, which expires on October 31, 2001, permits competitive advance and revolving credit borrowings of up to $300.0 by the Company and its designated subsidiaries. Interest rates are based on several pricing options that can vary based upon operating results of the Company. The proceeds of the borrowings may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. The Credit Agreement contains certain restrictions on the incurrence of debt, liens and guarantees of indebtedness. The Company must also comply with certain financial covenants, including a minimum level of consolidated tangible net worth. Borrowings may be denominated in U.S. dollars and various foreign currencies.

The Credit Agreement obligates the Company to pay a facility fee dependent on levels of earnings of the Company and are paid regardless of use. Fees range between 0.2% and 0.375% of the total commitment. Also, the Company must pay administrative fees and a utilization fee of 0.05% of the loans outstanding when borrowings exceed 50% of the committed amount. Fees are payable quarterly in arrears.

At June 30, 1999 and 1998, there were no borrowings outstanding under the Credit Agreement and the Company was in compliance with all covenants.

Lines of Credit

International lines of credit totaled $60.0 and $62.6 at June 30, 1999 and 1998, respectively, of which no amounts were outstanding at June 30, 1999 and $8.5 was outstanding at June 30, 1998. These lines of credit expire at various dates throughout 2000. Borrowings during 1998 under these lines of credit were included in other current liabilities and carrying amounts approximated fair value. The weighted-average interest rate applicable to the borrowings in 1998 was 7.9%.

Ten Capital Stock

The Company's capital stock consists of the following:

                                                                1999       1998
-------------------------------------------------------------------------------

First preferred stock,
 par value $1.00 per share; authorized 40,000 shares;
 issued and outstanding 29,720 shares                        $   3.0    $   3.0
Second preferred stock,
 par value $1.00 per share; authorized 120,000 shares;
 issued and outstanding 103,720 shares                          10.3       10.3
Third subordinated preferred stock,
 par value $1.00 per share; authorized 230,000 shares;
 issued and outstanding 155,022 shares                          15.5       15.5
Preference stock,
 par value $0.01 per share; authorized 25,000,000 shares;
 issued and outstanding none                                      --         --
-------------------------------------------------------------------------------
Total preferred stock                                        $  28.8    $  28.8
-------------------------------------------------------------------------------
Class A nonvoting common stock,
 par value $0.01 per share; authorized 200,000,000 shares;
 issued and outstanding 119,428,472 shares                   $   1.2    $   1.2
Class B voting common stock,
 par value $0.01 per share; authorized 25,000,000 shares;
 issued and outstanding 21,716,057 shares                        0.2        0.2
-------------------------------------------------------------------------------
Total common stock                                           $   1.4    $   1.4
-------------------------------------------------------------------------------
Unamortized restricted stock                                 $  (5.4)   $ (13.6)
-------------------------------------------------------------------------------
Common stock in treasury, at cost
 Class A shares: 33,511,640 in 1999 and 33,982,205 in 1998   $(688.3)   $(698.0)
===============================================================================

All shares of preferred stock have a preference in liquidation of $100.00 per share. The difference between the aggregate par value and liquidation preference has been appropriated from retained earnings and is shown as part of the value of preferred stock. Further, all preferred stock is redeemable at any time at the option of the Company at $105.00 per share plus accrued dividends. The terms of the First preferred stock and the Second preferred stock provide for annual cumulative dividends of $4.00 per share. The terms of the Third subordinated preferred stock provide for annual cumulative dividends of $5.00 per share.

Eleven Commitments and Contingencies

General Litigation

The Company is a defendant in several lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel for the Company in such matters, recoveries, if any, by plaintiffs and claimants would not significantly affect the financial position of the Company or its results of operations.

Sale and Leaseback

During 1999, the Company sold and leased back a portion of its operating facility in the United Kingdom. The gain is being amortized on a straight-line basis over the term of the lease as a reduction in lease expense.

Lease Obligations

The Company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

                                                   1999        1998        1997
-------------------------------------------------------------------------------

Rental expense                                 $   18.5    $   25.6    $   31.7
Sublease income                                    (0.9)       (6.0)       (7.0)
-------------------------------------------------------------------------------
Net rental expense                             $   17.6    $   19.6    $   24.7
-------------------------------------------------------------------------------

Future minimum rental commitments, net of sublease income, for noncancelable operating leases are as follows:

                         Minimum                  Minimum
                     Rental Payments          Sublease Income          Net
---------------------------------------------------------------------------

2000                      $16.7                  $ 1.3                $15.4
2001                      $13.1                  $ 1.2                $11.9
2002                      $11.6                  $ 1.2                $10.4
2003                      $11.0                  $ 1.1                $ 9.9
2004                      $10.0                  $ 1.2                $ 8.8
Later years               $88.5                  $ 5.8                $82.7
---------------------------------------------------------------------------

Twelve Segments

As of June 30, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of a Business Enterprise and Related Information," which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly in deciding how to allocate resources and in assessing performance by the company's chief operating decision maker, its chief executive officer.

The Company's operating segments are as follows: Global Books and Home Entertainment, U.S. Magazines and International Magazines. Each operating segment is a strategic business unit that is managed separately. Prior year information has been restated to conform to the segments described below. In addition, the Company has allocated all corporate administrative costs to the operating segments. Prior year segment operating profit has been restated to reflect fully allocated corporate administrative costs.

The Company evaluates performance and allocates resources based on operating income from continuing operations excluding other operating items. The accounting policies of the segments are the same as those described in Note One. Identifiable assets by segment are those assets that are used in the operations of that business. Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses and other current assets. Sales are attributed to countries based on selling location. Long-lived assets are principally composed of property, plant and equipment, net; intangible assets, net; and prepaid pension benefits.

Operating Segments

Global Books and Home Entertainment publishes and markets Condensed Books, series and general books, as well as music and video products.

U.S. Magazines publishes Reader's Digest magazine and several special interest magazines in the United States. These magazines and other products are sold through direct and retail marketing, including the activities of QSP.

International Magazines publishes Reader's Digest magazine in numerous editions and languages outside the United States.

Operating Segment Financial Information

                                                   1999        1998        1997
-------------------------------------------------------------------------------

Revenues
 Global Books and Home Entertainment           $1,544.3    $1,680.2    $1,891.5
 U.S. Magazines                                   664.3       656.3       625.5
 International Magazines                          323.6       354.7       379.5
-------------------------------------------------------------------------------
Total revenues                                 $2,532.2    $2,691.2    $2,896.5
===============================================================================
Operating profit (loss)
 Global Books and Home Entertainment           $   80.8    $   50.0    $  161.2
 U.S. Magazines                                   101.7        64.9        67.1
 International Magazines                          (15.5)      (14.7)       (0.5)
-------------------------------------------------------------------------------
Segment operating profit                          167.0       100.2       227.8
 Other operating items                            (37.9)      (70.0)      (35.0)
-------------------------------------------------------------------------------
Total operating profit                         $  129.1    $   30.2    $  192.8
===============================================================================
Identifiable assets
 Global Books and Home Entertainment           $  684.3    $  875.1    $  916.4
 U.S. Magazines                                   290.6       329.3       303.4
 International Magazines                          165.1       175.4       223.9
 Corporate                                        570.5       184.2       200.1
-------------------------------------------------------------------------------
Total identifiable assets                      $1,710.5    $1,564.0    $1,643.8
===============================================================================
Depreciation,  amortization & asset
 impairments
 Global Books and Home Entertainment           $   24.5    $   29.3    $   28.9
 U.S. Magazines                                    15.5         8.4         7.7
 International Magazines                           10.6         5.4         6.5
 Corporate                                         15.9         3.1         3.6
-------------------------------------------------------------------------------
Total depreciation,  amortization &
  asset impairments                            $   66.5    $   46.2    $   46.7
===============================================================================
Capital expenditures
 Global Books and Home Entertainment           $   11.1    $   20.9    $   79.9
 U.S. Magazines                                     8.6         6.1         8.7
 International Magazines                            4.9         4.3        17.4
 Corporate                                          1.7         2.8         4.6
-------------------------------------------------------------------------------
Total capital expenditures                     $   26.3    $   34.1    $  110.6
===============================================================================

Information about geographic areas is as follows:

                                                 1999         1998         1997
-------------------------------------------------------------------------------

Revenues
 United States                               $1,159.0     $1,238.9     $1,293.9
 International                                1,378.3      1,459.4      1,612.0
 Inter-area                                      (5.1)        (7.1)        (9.4)
-------------------------------------------------------------------------------
Total revenues                               $2,532.2     $2,691.2     $2,896.5
===============================================================================
Revenues inter-area
 United States                               $    1.5     $    2.7     $    2.9
 International                                    3.6          4.4          6.5
-------------------------------------------------------------------------------
Total revenues inter-area                    $    5.1     $    7.1     $    9.4
===============================================================================
Long-lived assets
 United States                               $  282.6     $  204.5     $  230.3
 International                                  136.7        263.2        292.6
-------------------------------------------------------------------------------
Total long-lived assets                      $  419.3     $  467.7     $  522.9
===============================================================================

Thirteen Subsequent Events (Unaudited)

On August 25, 1999, the Company agreed to purchase 100% of the stock of Books Are Fun, Ltd. (BAF) for approximately $380.0 in cash. BAF sells books and gift items by display marketing those products on-site at schools and businesses. The acquisition, which is subject to customary closing conditions, including regulatory approvals, is expected to close around October 1, 1999. The Company expects to finance the acquisition through a combination of internal funds and bank borrowings under its principal revolving credit facility. For the year ended December 31, 1998, BAF had revenues of $178.0 and operating income of $33.6.

Independent Auditors' Report

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

As discussed in Note Six to the Consolidated Financial Statements, for the year ended June 30, 1999, the Company changed its method for calculating the market-related value of pension plan assets used in the determination of pension expense.


/s/ KPMG LLP
KPMG LLP
New York, New York
August 17, 1999

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

The Company's financial statements have been audited by KPMG LLP, independent auditors, as stated in their report, which is presented herein.

The Audit Committee of the Board of Directors, composed only of directors who are not employed by the Company, meets periodically with management, internal auditors and the independent auditors to review accounting, auditing, financial reporting and other related matters. The internal auditors and independent auditors have full and unrestricted access to the Audit Committee.


/s/ Thomas O. Ryder                                /s/ George S. Scimone

Thomas O. Ryder                                    George S. Scimone
Chairman                                           Senior Vice President
Chief Executive Officer                            Chief Financial Officer

Selected Financial Data

In millions, except per share data                           1999(1)       1998(2)       1997(3)       1996(4)       1995
--------------------------------------------------------------------------------------------------------------------------
Income Statement Data
Revenues                                              $    2,532.2      $2,691.2      $2,896.5      $3,153.2      $3,120.1
Operating profit                                      $      129.1      $   30.2      $  192.8      $  109.3      $  391.9
Net income                                            $      151.9      $   17.9      $  133.5      $   80.6      $  264.0
Basic and diluted earnings per share                  $ 1.40/$1.39      $   0.16      $   1.24      $   0.73      $   2.35
Dividends per common share                            $      0.375      $   0.90      $   1.80      $   1.75      $   1.55
--------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Cash and cash equivalents, short-term investments
  and marketable securities                           $      437.2      $  126.1      $  102.4      $  374.2      $  532.1
Total assets                                          $    1,710.5      $1,564.0      $1,643.8      $1,904.1      $1,958.7
Stockholders' equity                                  $      381.5      $  258.6      $  346.0      $  478.9      $  640.8
Weighted-average common shares outstanding
  (basic and dilutive)                                 107.3/108.0         106.5         106.7         107.9         112.0
Book value per common share                           $       3.28      $   2.14      $   2.98      $   4.18      $   5.66
--------------------------------------------------------------------------------------------------------------------------

(1) Results for 1999 include the net effect of second and fourth quarter charges (aggregate pre-tax charges of $37.9, or $0.26 per share).
(2) Results for 1998 include the effect of first quarter charges (aggregate pre-tax charges of $70.0, or $0.49 per share).
(3) Results for 1997 include the effect of fourth quarter charges (aggregate pre-tax charges of $35.0, or $0.21 per share).
(4) Results for 1996 include the effects of third quarter charges (aggregate pre-tax charges of $245.0, or $1.57 per share) and fourth quarter savings on the finalization of the Company's lease termination program in the United Kingdom ($10.0, or $0.09 per share).

Selected Quarterly Financial Data and Dividend and Market Information (Unaudited)

                                                                        Net Income (Loss)               Stock Price Range High-Low
                                                                        ----------------------------    ---------------------------
In millions, except                 Operating     Dividends                Per Share       Per Share
per share data         Revenues    Profit (Loss) Per Share(1)   Amount      Basic           Diluted       Class A        Class B
-----------------------------------------------------------------------------------------------------------------------------------
1999
  First Quarter       $   579.7       $ 16.6         $0.225     $ 27.8      $ 0.26           $ 0.26     $29.00-17.00   $29.25-18.44
  Second Quarter(2)       817.0         67.9          0.050       86.5        0.80             0.80     $26.13-16.25   $25.38-16.00
  Third Quarter           605.0         34.3          0.050       25.0        0.23             0.23     $36.25-24.75   $33.38-23.75
  Fourth Quarter(2)       530.5         10.3          0.050       12.6        0.11             0.11     $40.94-28.13   $38.00-25.50
-----------------------------------------------------------------------------------------------------------------------------------
                      $ 2,532.2       $129.1         $0.375     $151.9      $ 1.40           $ 1.39     $40.94-16.25   $38.00-16.00
-----------------------------------------------------------------------------------------------------------------------------------
1998
  First Quarter(3)    $   567.0       $(83.5)        $0.225     $(56.4)     $(0.53)          $(0.53)    $30.56-24.50   $29.25-23.94
  Second Quarter          847.4         86.4          0.225       54.3        0.51             0.51     $31.50-20.88   $30.00-21.63
  Third Quarter           647.6         21.7          0.225       14.6        0.13             0.13     $27.50-22.38   $27.88-23.50
  Fourth Quarter          629.2          5.6          0.225        5.4        0.05             0.05     $29.19-24.50   $29.13-23.94
-----------------------------------------------------------------------------------------------------------------------------------
                      $ 2,691.2       $ 30.2         $0.900     $ 17.9      $ 0.16           $ 0.16     $31.50-20.88   $30.00-21.63
-----------------------------------------------------------------------------------------------------------------------------------

The Company's Class A and Class B stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively. As of June 30, 1999, there were approximately 1,930 holders of record of the Company's Class A stock and 256 holders of record of the Company's Class B stock.

(1) Cash dividends on common stock are declared and paid share and share alike, on Class A and Class B stock.
(2) Results for 1999 include the net effect of second and fourth quarter charges (aggregate pre-tax charges of $37.9, or $0.26 per share).
(3) Results for 1998 include the effect of first quarter charges (aggregate pre-tax charges of $70.0, or $0.49 per share).