Form 10-K, Exhibit 13
period 2000-06-30
READERS DIGEST ASSOCIATION INC
filed 2000-09-26
CIK 858558

EXHIBIT 13


The Reader's Digest Association, Inc. and Subsidiaries

Management's Discussion and Analysis
Dollars in millions, except per share data



Unless indicated otherwise, references in Management's Discussion and Analysis to "we", "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2000, 1999 and 1998, unless specifically identified, are to fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Results of Operations:  Company-Wide

During 2000, we incorporated a new operating segment referred to as Other Businesses. Results of operations have been restated for prior periods to conform to our new operating segments.

Global Books and Home Entertainment publishes and markets Select Editions, series and general books, as well as music and video products, which are sold primarily through direct marketing. Global Books and Home Entertainment also sells books and gift items by display marketing products on-site at schools and businesses through Books Are Fun, Ltd. (BAF), which was acquired in October 1999.

U.S. Magazines publishes Reader's Digest magazine and several special interest magazines in the United States. These magazines are sold primarily through direct marketing. In addition, U.S. Magazines sells its magazines and other magazines and products through youth fundraising campaigns of QSP, Inc. (QSP).

International Magazines publishes Reader's Digest magazine in numerous editions and languages outside the United States as well as several special interest magazines in certain international markets. These magazines are sold primarily through direct marketing.

Other Businesses consists of the activities of gifts.com, Inc. (including Good Catalog Company), financial services alliances and other developing businesses.

Management's Discussion and Analysis has been written excluding the effect of fluctuations in foreign currency exchange rates and other operating items. Other operating items were $3 in 2000, $38 in 1999, and $70 in 1998.

Other operating items for 2000 include costs for employee retirement and severance benefits associated with cost-reduction and re-engineering activities and the discontinuation of certain unproductive activities. We also recorded impairment losses relating principally to property, plant and equipment in the United Kingdom, and adjusted the remaining accrual balances from costs originally recorded in prior years.

Summary of Operating Segment Results

                                                     Years ended June 30,
                                                   2000       1999      1998

Revenues

   Global Books and Home Entertainment          $ 1,562     $ 1,518     $ 1,676
   U.S. Magazines                                   651         674         667
   International Magazines                          296         313         344
   Other Businesses                                  45          27           4
                                                -------     -------     -------
Total revenues                                  $ 2,554     $ 2,532     $ 2,691
                                                =======     =======     =======

Operating profit (loss)
   Global Books and Home Entertainment          $   210     $    84     $    58
   U.S. Magazines                                    92         106          67
   International Magazines                            1         (18)        (17)
   Other Businesses                                 (46)         (5)         (8)
                                                -------     -------     -------
Segment operating profit                            257         167         100
Other operating items                                (3)        (38)        (70)
                                                -------     -------     -------
Total operating profit                          $   254     $   129     $    30
                                                =======     =======     =======

Revenues and Operating Profit

2000 v. 1999

Revenues increased 1% in 2000 to $2,554, compared with $2,532 in 1999. Excluding the adverse effect of changes in foreign currency exchange rates, revenues increased 4%. The addition of BAF, which was acquired in October 1999, provided $197 in additional revenues. We also experienced revenue growth from Select Editions, primarily attributed to the launch of this product line in certain international markets. In addition, revenues increased as a result of growth from gifts.com, Inc. (including the full-year effect of the 1999 acquisition of Good Catalog Company) and revenues from insurance alliances launched in 2000.

Offsetting a portion of these increases were declines in music, general books and video product revenues resulting principally from the strategic reduction in the number of mailings for Global Books and Home Entertainment products. Also, revenues were lower because of planned reductions in the circulation rate base of Reader's Digest magazine sold in the United States and in certain international markets, and the sale of American Health magazine's subscription list in the first quarter of 2000.

Operating profit increased 54% in 2000 to $257, compared with $167 in 1999. Significant improvements were made in both our Global Books and Home Entertainment and International Magazines operating segments. As a result, profit increases were realized in almost all countries, especially in the United States, Poland, Germany, France, Brazil, the United Kingdom and Australia. The increase in operating profit for Global Books and Home Entertainment, especially in the United States, resulted from strategic reductions in promotional mailings, the acquisition of BAF and cost-reduction initiatives. International Magazines also contributed to the increase in operating profit through subscription price increases in many markets (especially in Brazil and Mexico), re-engineering activities to reduce paper, printing, and promotion costs, and the closing or sale of unprofitable operations. Operating profit was lower for U.S. Magazines principally because of increased investment spending to develop new circulation channels for Reader's Digest magazine, higher corporate allocations and lower subscription income from planned reductions in the circulation rate base. A portion of the overall operating profit increase was also offset by marketing and start-up costs for new business ventures, principally gifts.com, Inc.

1999 v. 1998

Revenues decreased 6% in 1999 to $2,532, compared with $2,691 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 5%. The decline in revenues was largely attributable to lower volumes in Global Books and Home Entertainment. The volume decrease in Global Books and Home Entertainment primarily resulted from strategic reductions in promotional mailings and marginally profitable activities. These reductions were principally among general books and, to a lesser extent, music products in the United States.

Modest growth in U.S. Magazines principally resulted from higher advertising revenues, revenue growth at QSP and the acquisition of American Woodworker. This growth was partially offset by a decrease in circulation revenues from a strategic reduction in the circulation rate base of Reader's Digest magazine. Revenues from International Magazines declined principally as a result of reduced circulation, particularly in the United Kingdom and Germany, and from scaled back operations in Russia in response to the Russian economic crisis. The decline in International Magazines revenues was partially offset by subscription price increases, primarily in the United Kingdom, and revenue growth, primarily in Brazil.

Operating profit increased 67% in 1999 to $167, compared with $100 in 1998. Operating profit increased significantly for Global Books and Home Entertainment and U.S. Magazines. The primary reason for the increase was a strategic reduction in the number of mailings and mail quantities within each mailing, which reduced product and promotion costs. Additionally, overhead costs were lower, primarily as a result of re-engineering activities and a reduction in costs for employee benefits. Operating profit also benefited from the termination of certain strategic alliances.

Other Income, Net

2000 v. 1999

Other income, net decreased in 2000 to $10, compared with $83 in 1999. In 1999, we realized a gain from the sale of important works from our fine art collection.

1999 v. 1998

Other income, net increased in 1999 to $83, compared with $11 in 1998. The increase consisted primarily of net gains from the sales of important works from our fine art collection and certain businesses. These gains were partially offset by losses from the sales of publishing operations in South Africa and certain international real estate holdings.

Income Taxes

2000 v. 1999

The effective tax rate for 2000 was 34.1%, compared with a rate of 40.2% for 1999. The lower effective rate for 2000 was a result of tax initiatives in certain international markets and the deductibility of goodwill associated with the sale of American Health magazine, partially offset by amortization of nondeductible goodwill from the purchase of BAF.

1999 v. 1998

The effective tax rate for 1999 was 40.2%, compared with a rate of 56.9% for 1998. The higher effective tax rate for 1998 was a result of net operating losses incurred in foreign operations, primarily from other operating items, for which no tax benefit was recognized.

Change in Accounting Principles for Pension Assets

Effective July 1, 1998, we changed our method for calculating the market-related value of pension plan assets. This method is used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain (loss) subject to amortization. We believe that the new method is more widely used in practice and is preferred because it results in pension plan asset values that more closely approximate fair value, while still mitigating the effect of annual market value fluctuations. In addition, the new method facilitates the global management of pension plans, as it results in a consistent methodology for all plans.

This change resulted in a non-cash benefit in 1999 of $40 ($25 after tax). This benefit represents the cumulative effect of the change related to years prior to 1999. In addition, we realized $19 ($12 after tax) in lower pension expense in 1999, compared with the previous accounting method. Had this change been applied retroactively, pension expense would have been reduced by $16 ($10 after tax) in 1998.

Net Income

2000 v. 1999

As a result of the items discussed above, net income was $174 or $1.61 per share on a diluted-earnings basis ($1.63 per share for basic earnings per share) in 2000. In 1999, net income was $152 or $1.39 per share on a diluted-earnings basis ($1.40 per share for basic earnings per share).

1999 v. 1998

As a result of the items discussed above, net income was $152 or $1.39 per share on a diluted-earnings basis ($1.40 per share for basic earnings per share) in 1999. In 1998, net income was $18 or $0.16 for basic and diluted earnings per share.

Results of Operations:  Operating Segments

Global Books and Home Entertainment

2000 v. 1999

Revenues for Global Books and Home Entertainment increased 3% in 2000 to $1,562, compared with $1,518 in 1999. Excluding the adverse effect of changes in foreign currency exchange rates, revenues increased 8%. Revenues increased for this operating segment principally because of the acquisition of BAF in the second quarter of 2000 ($197 in additional revenues), revenue growth in certain international markets from Select Editions and growth in the United States for Young Families products because of increased promotions. Revenues increased in Eastern Europe, France, Brazil and Mexico primarily as a result of the launch and growth of Select Editions. Additional revenue increases in France, Brazil and Mexico were attributed to a higher-priced product mix and increased sales of general books.

Offsetting these increases were reductions in music, general books and video product revenues primarily attributed to the strategic reduction in the number of promotional mailings. These actions were primarily conducted during the second half of 1999 and the first half of 2000 and were primarily focused in the United States and the United Kingdom. We also eliminated marginally profitable activities in our Benelux and Nordic regions, which resulted in lower sales of music products. The closing or sale of unprofitable operations (Chile, Colombia, Peru, and South Africa in 1999, and Italy in 2000) also reduced revenues.

Operating profit for Global Books and Home Entertainment increased significantly to $210 in 2000, compared with $84 in 1999. Profit increases were realized in almost all countries, especially in the United States and to a lesser extent in Poland, Germany, France, Australia, Brazil and the United Kingdom. As a result of re-engineering efforts, operating profit in most countries improved as we achieved substantial reductions in overhead, production costs and promotion expenses. These improvements were partially offset by the effect of lower sales volumes in certain countries.

In the United States, Germany, Australia and the United Kingdom, operating profit increased primarily because of re-engineering efforts and cost-reduction initiatives. In addition, our U.S. operations benefited from the acquisition of BAF and lower corporate allocations of Information Technology costs. France and Brazil realized higher profits from Select Editions and general books because of a higher-priced product mix and improved response rates to mailings. Also, Poland benefited from the launch of Select Editions.

During August 1998, we scaled back our operations in Russia in response to the economic crisis in that country. As a result, operating losses were realized in 1999. However, in 2000 we realized a small profit.

1999 v. 1998

Revenues for Global Books and Home Entertainment decreased 9% in 1999 to $1,518, compared with $1,676 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 8%. This decrease was primarily from a decline in revenues in the United States, Russia and the United Kingdom, which was offset by growth in Germany, France and Brazil.

The decline in revenues in the United States was primarily attributed to the strategic reduction of the number of mailings for general books and music products, which was initiated during the second half of 1999. This decline was partially offset by sales of a higher-priced mix of products. The economic crisis in Russia led to the elimination of most bulk mailing activity. The decline in the United Kingdom was driven by the elimination of an unprofitable merchandise catalog business and video series products, along with reduced mailing activity for music products.

Germany experienced an increase in responses to mailings as a result of strong product offerings. In France, increased revenues were primarily the result of a higher-priced mix of general books and increased unit sales of music products. Increased revenues in Brazil primarily reflected increased sales of music products and revenue growth from Select Editions.

Operating profit for Global Books and Home Entertainment increased 45% in 1999 to $84, compared with $58 in 1998. The increase was primarily from improved profitability in the United States, Germany and the United Kingdom, offset by operating losses in Russia. In the United States, operating profit improved as a result of significant reductions in promotion and overhead costs. In Germany, significantly improved profits were the result of higher customer response rates to product offerings. In the United Kingdom, growth in operating profit was realized from promotion cost reductions for general books, the elimination of unprofitable product lines and cost savings from fewer mailings. These improvements were partially offset by weaker performance in Russia as a result of the economic crisis, which led to substantial losses on mailings and higher inventory reserves.

U.S. Magazines

2000 v. 1999

Revenues for U.S. Magazines decreased 3% in 2000 to $651, compared with $674 in 1999. Subscription revenues from Reader's Digest magazine were lower as a result of planned reductions in the circulation rate base. We reduced the rate base to
12.5 million at the beginning of 2000, compared with a base of 15.0 million for the first half of 1999 and a base of 13.3 million for the second half of 1999. We also sold our subscription list for, and ceased publication of, American Health magazine during the first quarter of 2000, which reduced revenues by $21. Our last issue of that magazine was published in October 1999. Partially offsetting these decreases were higher average selling prices across all QSP product lines and an increase in sales of QSP gift products. In addition, revenues increased as a result of the acquisition of American Woodworker magazine in the second quarter of 1999.

Operating profit for U.S. Magazines decreased 13% in 2000 to $92, compared with $106 in 1999. The decrease reflects investment spending to develop new circulation channels for Reader's Digest magazine, higher corporate allocations of Information Technology costs, lower subscription income from planned reductions in the circulation rate base and costs related to the acquisition of the sales force of World's Finest Chocolate, Inc. This decrease was partially offset by lower promotion and product costs for Reader's Digest magazine, primarily from the reduction in the circulation rate base.

1999 v. 1998

Revenues for U.S. Magazines increased by 1% in 1999 to $674, compared with $667 in 1998. The increase in revenues was attributable to an increase in Reader's Digest magazine advertising revenues, the acquisition of American Woodworker in the second quarter of 1999 and an increase in the sales of magazine subscriptions at QSP. Partially offsetting these increases was lower subscription revenues for Reader's Digest magazine because of the strategic reduction of the magazine's circulation rate base.

Operating profit increased 58% in 1999 to $106, compared with $67 in 1998. The increase principally resulted from lower overhead costs in 1999, improved margins at QSP, and lower promotion and production spending for Reader's Digest magazine because of cost-reduction initiatives. The increase in operating profit was partially offset by higher promotional spending associated with special interest magazines.

International Magazines

2000 v. 1999

Revenues for International Magazines decreased 6% in 2000 to $296, compared with $313 in 1999. Excluding the adverse effect of changes in foreign currency exchange rates, revenues were flat. Revenue declines were primarily a result of our strategic reduction of the circulation rate base for Reader's Digest magazine in most markets. Additionally, operations in Russia were sharply reduced during the second quarter of 1999 in response to the economic crisis in that country, resulting in significantly fewer subscribers in 2000. The closing or sale of unprofitable operations (Chile, Colombia, Peru and South Africa in 1999, and Italy in 2000) also contributed to the decline in revenues. These declines in revenues were offset by increases in subscription prices and circulation rates, particularly in Mexico and Brazil.

Operating profit improved in 2000 to $1 from an operating loss of $(18) in 1999 as a result of subscription price increases in many markets, re-engineering efforts to reduce paper and printing costs, lower promotion costs from the strategic reduction in promotional mailings, and the closing or sale of unprofitable operations.

1999 v. 1998

Revenues for International Magazines decreased 9% in 1999 to $313, compared with $344 in 1998. Excluding the adverse effect of changes in foreign currency exchange rates, revenues decreased 6%. Circulation levels for Reader's Digest magazine were reduced in most markets, particularly in the United Kingdom. The publication frequency of the Russian edition was reduced from twelve to six issues per year in response to the Russian economic crisis. These actions were partially offset by subscription price increases in most markets. Advertising revenues declined in most markets primarily as a result of fewer pages sold at a lower rate per page. Advertising revenues decreased in Asia and Canada from adverse market conditions and in Italy and Benelux from circulation rate-base-related reductions.

Operating losses for International Magazines increased 10% in 1999 to $(18), compared with $(17) in 1998, principally from lower revenues, partially offset by reduced product and promotion costs.

Other Businesses

2000 v. 1999

Revenues from Other Businesses increased 69% in 2000 to $45, compared with $27 in 1999, as a result of additional revenues from gifts.com, Inc. (including the full-year effect of the acquisition of Good Catalog Company) and insurance alliances.

Operating losses from Other Businesses amounted to $(46) in 2000, compared with losses of $(5) in 1999. These losses were from marketing and start-up costs for a number of ventures, primarily gifts.com, Inc. Profits from insurance alliances during the period partially offset these losses.

1999 v. 1998

Revenues from Other Businesses increased significantly in 1999 to $27, compared with $4 in 1998, and operating losses from Other Businesses decreased in 1999 to $(5), compared with $(8) in 1998. The increase in revenues was principally from the acquisition of Good Catalog Company in October 1998.

Liquidity and Capital Resources
(forward-looking information)

The consolidated statement of cash flows for the year ended June 30, 2000, is summarized below:

Cash and cash equivalents at June 30, 1999                                $ 414

Net change in cash due to:
  Operating activities                                                      175
  Investing activities                                                     (486)
  Financing activities                                                      (42)
  Effect of exchange rate changes on cash and cash equivalents              (11)

Net change in cash and cash equivalents                                    (364)
                                                                          -----

Cash and cash equivalents at June 30, 2000                                $  50
                                                                          =====

Cash and cash equivalents decreased 88% in 2000 to $50, compared with $414 in 1999. The decrease was principally from the acquisition of BAF for $393, investments in new initiatives of $97 (primarily transactions involving World's Finest Chocolate, Inc. and BrandDirect Marketing, Inc.), capital expenditures of $34 and common stock repurchases totaling $133. Offsetting these investments of cash were positive cash flows from operating activities and an increase in net short-term borrowings of $87.

As described in Note 10 to our consolidated financial statements, we are a party to a Competitive Advance and Revolving Credit Facility Agreement (the Credit Agreement) that expires on October 31, 2001 and provides for borrowings of up to $300. The Credit Agreement was amended as of September 2, 1999. Prior to the amendment, the Credit Agreement included a covenant to maintain a minimum level of consolidated tangible net worth. The amendment provides borrowing flexibility by replacing this covenant with covenants to maintain minimum levels of consolidated assets and net worth and a maximum level of leverage. At June 30, 2000, we had borrowings of $87 outstanding under the Credit Agreement. It is our intent to repay the outstanding amount within the next fiscal year.

In January 2000, we announced authorization to repurchase up to 5 million shares or about 5 percent of our outstanding Class A nonvoting common stock. As of June 30, 2000, we had purchased approximately 4 million shares totaling $133.

In September 1999, we executed a share exchange with the DeWitt Wallace-Reader's Digest Fund and the Lila Wallace-Reader's Digest Fund (the Funds). Under the terms of the exchange, the Funds exchanged approximately 9 million shares of our Class B voting common stock (Class B) for approximately 8 million shares of our Class A nonvoting common stock (Class A), at an exchange ratio of 0.865 Class A shares for each Class B share. As a result, we exchanged Class A treasury shares at a cost of $165 and a market value of $240, for Class B shares, resulting in additional paid-in capital of $75.

Some of our international subsidiaries have available lines of credit totaling $43. At June 30, 2000, no amounts were outstanding under these lines of credit.

We believe that our liquidity, capital resources, cash flows and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends, the execution of our share repurchase program and the implementation of our strategic initiatives.

Currency Risk Management
(forward-looking information)

In the normal course of business, we are exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. We purchase foreign currency option and forward contracts to minimize the effect of fluctuating foreign currency exchange rates on our earnings and specifically identifiable anticipated transactions. In addition, we enter into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities.

At June 30, 2000, our primary foreign currency market exposures included the euro and the British pound. We estimate that the results of a uniform 10% weakening and 10% strengthening in the value of the U.S. dollar relative to the currencies in which the option and forward contracts are denominated, with all other variables held constant, would have the following effect:

                                     Effect of a 10%    Effect of a 10%
                                        Weakening        Strengthening
                                       of the U.S.        of the U.S.
                                         Dollar              Dollar

Option Contracts                        $  (7.4)           $  13.2
Forward Contracts                       $ (13.2)           $  10.8

These estimates represent changes to the fair value of the option and forward contracts on a stand-alone basis. Such changes would be substantially offset by the related impact on the assets, liabilities and operating profits being hedged. Also, this calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. Changes in exchange rates not only affect the U.S. dollar value of the fair value of these derivatives, but also affect the underlying foreign subsidiaries' income. Our sensitivity analysis as described above does not consider potential changes in local sales levels, local currency prices, or the mitigating effects of option or forward contracts.

Additional information concerning derivative financial instruments is available in Note 1 and Note 6 to our consolidated financial statements.

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

We performed an internal analysis regarding the business and systems issues related to the euro conversion and developed a strategic plan to ensure that all necessary modifications would be made on a timely basis. Our operations in markets that have adopted the euro are able to accept payments and pay suppliers in euros, and are able to indicate the euro equivalent of pricing on invoices. During the transition period, we are monitoring customer and competitor reaction to the euro and updating the strategic plan as needed.

To date, the transition to the euro has not significantly affected our marketing strategy. In addition, we believe that the conversion to the euro will not have a significant impact on the marketing strategy of our European operations in the future. We do not anticipate the need to synchronize prices between markets in the future, primarily because the editorial content of our products varies. In addition, products are published in local languages and are sold principally through direct mail rather than retail channels. These factors result in products that tend to be unique to each market and do not easily lend themselves to price comparisons across borders. The estimated costs to convert all affected systems to the euro are not expected to have a material adverse effect on our results of operations, financial position or cash flow.

New Accounting Standards

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and in 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." Effective July 1, 2000, these statements require us to recognize all derivative instruments on our balance sheet at fair value. Derivatives that are not hedges should be adjusted to fair value through earnings. For derivatives that are effective hedges, changes in fair value of the derivative should be recorded in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings.

These statements are not required to be applied retroactively to prior periods and their effects on our results of operations, financial position or cash flows are not expected to be significant.

In 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement was adopted on July 1, 1999 and did not significantly affect our results of operations, financial position or cash flows.

Fiscal 2001 Outlook
(forward-looking information)

We expect continued improvement in both revenues and operating profit. We anticipate that our revenue growth rate for fiscal 2001 will approach the high-single- or low-double-digits. We expect that year-over-year operating profit will continue to increase, but at a somewhat slower rate than in 2000, based in part on our larger revenue base.

Cautionary Statement
(forward-looking information)

This report includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements include any statements that address future results or occurrences. These forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties include factors relating to the:

- effects of potentially more restrictive privacy and other governmental regulation relating to our marketing methods;
-       effects of modified and varied promotions;
-       ability to identify customer trends;
-       ability to continue to create a broadly appealing mix of new products;
- ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of our U.S. customer base;
- ability to attract and retain subscribers and customers in an economically efficient manner;
-       effect of selective adjustments in pricing;
-       ability to expand and more effectively utilize our customer database;
- ability to expand into new international markets and to introduce new product lines into new and existing markets;
-       ability to expand into new channels of distribution;
- ability to negotiate and implement productive acquisitions, strategic alliances and joint ventures;
-       ability to integrate newly acquired and newly formed businesses successfully;
- strength of relationships of newly acquired and newly formed businesses with their employees, suppliers and customers;
- accuracy of the basis of forecasts relating to newly acquired and newly formed businesses;
-       ability to contain and reduce costs, especially through global efficiencies;
-       cost and effectiveness of re-engineering of business processes and operations;
-       accuracy of management's assessment of the current status of our business;
-       evolution of our organizational and structural capabilities;
- ability we have to respond to competitive pressures within and outside the direct marketing industry, including the Internet;
-       effect of worldwide paper and postage costs;
-       effect of possible postal disruptions on deliveries;
-       effect  of  foreign  currency   fluctuations;
- accuracy of management's assessment of the future effective tax rate and the effect of initiatives to reduce the rate;
-       effect of the transition to the euro;
-       effect and pace of our stock repurchase program; and
-       effect of general economic conditions.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Income


                                                                          Years ended June 30,
In millions, except per share data                               2000            1999            1998

Revenues                                                     $ 2,553.7       $ 2,532.2       $ 2,691.2

Product, distribution and editorial expenses                     948.7         1,008.5         1,095.1
Promotion, marketing and administrative expenses               1,347.8         1,356.7         1,495.9
Other operating items                                              3.4            37.9            70.0
                                                             ---------       ---------       ---------
 Operating profit                                                253.8           129.1            30.2

Other income, net                                                 10.0            82.6            11.3
                                                             ---------       ---------       ---------
  Income before provision for income taxes                       263.8           211.7            41.5

Provision for income taxes                                        90.0            85.1            23.6
                                                             ---------       ---------       ---------
  Income before cumulative effect of change in
    accounting principles                                        173.8           126.6            17.9

Cumulative effect of change in accounting principles
  for pension assets, net of tax provision of $15.2                 --            25.3              --
                                                             ---------       ---------       ---------
Net income                                                   $   173.8       $   151.9       $    17.9
                                                             =========       =========       =========
Basic and diluted earnings per share

Basic earnings per share
  Weighted average common shares outstanding                     106.0           107.3           106.5

  Before cumulative effect of change in accounting
   principles                                                $    1.63       $    1.16       $    0.16
  Cumulative effect of change in accounting principles              --            0.24              --
                                                             ---------       ---------       ---------
 Basic earnings per share                                    $    1.63       $    1.40       $    0.16
                                                             =========       =========       =========
Diluted earnings per share
  Adjusted weighted average common shares outstanding            107.0           108.0           106.7

  Before cumulative effect of change in accounting
   principles                                                $    1.61       $    1.15       $    0.16
  Cumulative effect of change in accounting principles              --            0.24              --
                                                             ---------       ---------       ---------

  Diluted earnings per share                                    $ 1.61          $ 1.39          $ 0.16
                                                             =========       =========       =========

See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Balance Sheets



                                                                   June 30,
In millions                                                    2000         1999

Assets
Current assets
  Cash and cash equivalents                               $     49.7   $    413.4
  Receivables, net                                             285.3        319.9
  Inventories, net                                             120.3         94.9
  Prepaid and deferred promotion costs                         115.5        109.0
  Prepaid expenses and other current assets                    201.7        193.5
                                                          ----------   ----------
Total current assets                                           772.5      1,130.7

Marketable securities                                          173.5         20.9
Property, plant and equipment, net                             152.4        148.4
Intangible assets, net                                         438.8         68.5
Other noncurrent assets                                        221.6        248.0
                                                          ----------   ----------

Total assets                                              $  1,758.8   $  1,616.5
                                                          ==========   ==========

Liabilities and stockholders' equity
Current liabilities
  Loans and notes payable                                 $     89.4   $      0.4
  Accounts payable                                             146.4        130.7
  Accrued expenses                                             309.6        352.2
  Income taxes payable                                          38.7         56.0
  Unearned revenue                                             289.4        336.5
  Other current liabilities                                     30.9         16.5
                                                          ----------   ----------
Total current liabilities                                      904.4        892.3

Postretirement and postemployment benefits other
  than pensions                                                142.3        146.9
Other noncurrent liabilities                                   207.8        195.8
                                                          ----------   ----------
Total liabilities                                            1,254.5      1,235.0
                                                          ----------   ----------
Stockholders' equity
  Capital stock                                                 28.9         24.8
  Paid-in capital                                              223.1        146.2
  Retained earnings                                          1,106.6        955.4
  Accumulated other comprehensive income (loss)                 31.0        (56.6)
  Treasury stock, at cost                                     (885.3)      (688.3)
                                                          ----------   ----------
Total stockholders' equity                                     504.3        381.5
                                                          ----------   ----------
Total liabilities and stockholders' equity                $  1,758.8   $  1,616.5
                                                          ==========   ==========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                        Years ended June 30,
In millions                                                         2000       1999        1998

Cash flows from operating activities
Net income                                                      $  173.8    $  151.9    $   17.9
Cumulative effect of change in accounting principles                --         (25.3)       --
Asset impairments                                                    3.7        22.8        --
Depreciation and amortization                                       47.5        43.7        46.2
Minority interest                                                   (2.6)       --          --
Net loss (gain) on the sales of certain investments, assets
  and other businesses                                               1.1       (79.6)      (15.4)
Changes in assets and liabilities, net of effects of
  acquisitions and dispositions
    Receivables, net                                                20.9        49.5        10.9
    Inventories, net                                                35.2        64.1        (1.9)
    Unearned revenue                                                (3.2)       (2.4)        7.6
    Accounts payable and accrued expenses                          (55.8)      (39.0)        9.3
    Other, net                                                     (45.7)       36.8        19.3
                                                                --------    --------    --------
Net change in cash due to operating activities                     174.9       222.5        93.9
                                                                --------    --------    --------
Cash flows from investing activities
Proceeds from maturities and sales of marketable securities
  and short-term investments                                        23.2         2.3        32.5
Proceeds from sales of businesses and other long-term
  investments, net                                                  13.8        14.6        45.7
Proceeds from sales of property, plant and equipment                 2.8       193.0        25.0
Purchases of investments and marketable securities                 (97.2)      (35.8)       (2.3)
Payments for business acquisitions                                (393.9)      (32.7)       --
Capital expenditures                                               (34.3)      (26.3)      (34.1)
Other, net                                                          (0.1)       (0.5)       --
                                                                --------    --------    --------
Net change in cash due to investing activities                    (485.7)      114.6        66.8
                                                                --------    --------    --------
Cash flows from financing activities
Short-term borrowings, net                                          86.5       (14.3)      (13.5)
Proceeds from other borrowings                                       7.8        --          --
Proceeds from employee stock purchase plan and exercise of
  stock options                                                     15.1        11.6         5.6
Dividends paid                                                     (22.6)      (41.5)      (97.1)
Common stock repurchased                                          (133.5)       --          --
Other, net                                                           5.0         7.8         2.3
                                                                --------    --------    --------
Net change in cash due to financing activities                     (41.7)      (36.4)     (102.7)
                                                                --------    --------    --------
Effect of exchange rate fluctuations on cash                       (11.2)      (10.1)       (4.3)
                                                                --------    --------    --------
Net change in cash and cash equivalents                           (363.7)      290.6        53.7
                                                                --------    --------    --------
Cash and cash equivalents at beginning of year                     413.4       122.8        69.1
                                                                --------    --------    --------
Cash and cash equivalents at end of year                        $   49.7    $  413.4    $  122.8
                                                                ========    ========    ========
Supplemental information
Cash paid for interest                                          $    3.0    $    3.5    $    5.4
Cash paid for income taxes                                      $   57.9    $   47.7    $   20.5

See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity


                                         Capital Stock                                   Accumulated
                                                     Unamortized                            Other        Treasury
                               Preferred   Common     Restricted   Paid-In    Retained   Comprehensive   Stock, at
In millions                      Stock      Stock       Stock      Capital    Earnings   Income (Loss)      Cost          Total

Balance at June 30, 1997       $  28.8    $    1.4    $   (1.2)   $  141.8   $    924.2   $  (33.7)     $   (715.3)      $  346.0

Comprehensive income
Net income                                                                         17.9                                      17.9
Other comprehensive income:
  Translation loss                                                                           (16.4)                         (16.4)
  Net unrealized gain on
   investments                                                                                 0.3                            0.3
                                                                                                                         --------
Total comprehensive income                                                                                                    1.8
                                                                                                                         ========

Stock issued under various
 plans                                                   (12.4)        3.0                                    17.3            7.9

Common stock dividends                                                            (95.8)                                    (95.8)
Preferred stock dividends                                                          (1.3)                                     (1.3)
                               -------    --------    --------    --------   ----------   --------      ----------       --------
Balance at June 30, 1998          28.8         1.4       (13.6)      144.8        845.0      (49.8)         (698.0)         258.6
                               -------    --------    --------    --------   ----------   --------      ----------       --------

Comprehensive income
Net income                                                                        151.9                                     151.9

Other comprehensive income:
  Translation loss                                                                            (6.8)                          (6.8)
                                                                                                                         --------
Total comprehensive income                                                                                                  145.1
                                                                                                                         ========

Stock issued under various
 plans                                                     8.2         1.4                                     9.7           19.3
Common stock dividends                                                            (40.2)                                    (40.2)
Preferred stock dividends                                                          (1.3)                                     (1.3)
                               -------    --------    --------    --------   ----------   --------      ----------       --------
Balance at June 30, 1999          28.8         1.4        (5.4)      146.2        955.4      (56.6)         (688.3)         381.5
                               -------    --------    --------    --------   ----------   --------      ----------       --------

Comprehensive income
Net income                                                                        173.8                                     173.8
Other comprehensive income:
  Translation loss                                                                           (16.4)                         (16.4)
  Net unrealized gain on
   investments, net of
    deferred taxes of $56.0                                                                  104.0                          104.0
                                                                                                                         --------
Total comprehensive income                                                                                                  261.4
                                                                                                                         ========
Stock issued under various
 plans                                                     4.1         1.9                                    11.5           17.5

Exchange of common stock                                              75.0                                   (75.0)            --
Common stock repurchased                                                                                    (133.5)        (133.5)
Common stock dividends                                                            (21.3)                                    (21.3)
Preferred stock dividends                                                          (1.3)                                     (1.3)
                               -------    --------    --------    --------   ----------   --------      ----------       --------
Balance at June 30, 2000       $  28.8    $    1.4    $   (1.3)   $  223.1   $  1,106.6   $   31.0      $   (885.3)      $  504.3
                               =======    ========    ========    ========   ==========   ========      ==========       ========



See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Dollars in millions, except per share data


Unless indicated otherwise, references in Notes to Consolidated Financial Statements to "we", "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2000, 1999 and 1998, unless specifically identified, are to fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

Note 1         Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its U.S. and international subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior year amounts have been restated to conform to our current year presentation. Customer service costs in 1999 and 1998 have been reclassified to reflect these costs as a component of product, distribution and editorial expenses rather than promotion, marketing and administrative expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in these financial statements. Although these estimates are based on management's knowledge of current events and actions that we may undertake in the future, actual results may ultimately differ from those estimates.

New Accounting Standards

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and in 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." Effective July 1, 2000, these statements require us to recognize all derivative instruments on our balance sheet at fair value. Derivatives that are not hedges should be adjusted to fair value through earnings. For derivatives that are effective hedges, changes in fair value of the derivative should be recorded in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings.

These statements are not required to be applied retroactively to prior periods and their effects on our results of operations, financial position or cash flows are not expected to be significant.

In 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement was adopted on July 1, 1999 and did not significantly affect our results of operations, financial position or cash flows.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The carrying amount approximates fair value based upon the short-term maturity of these investments.

Receivables, net

Receivables, net are reflected net of allowances for returns and bad debts of $146.0, $153.8 and $173.0 at June 30, 2000, 1999 and 1998, respectively.
Additions to the allowances amounted to $465.8, $509.1 and $505.0, respectively, and amounts written off amounted to $473.6, $528.3 and $498.2 during the years ended June 30, 2000, 1999 and 1998, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Generally, inventory in the United States, with the exception of inventory held by Books Are Fun, Ltd., is valued on the last-in, first-out (LIFO) basis. In other markets, inventory is primarily determined on the first-in, first-out (FIFO) basis.

Financial Instruments

In the normal course of business we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. We purchase foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on our subsidiaries' earnings and specifically identifiable anticipated transactions. In addition, we enter into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities. Generally, we purchase foreign currency option and forward contracts over periods ranging up to 12 months. As a matter of policy, we do not speculate in financial markets, and therefore we do not hold financial instruments for trading purposes.

Foreign currency option contracts that reduce our exposure to the effects of fluctuating foreign currencies on our earnings, and forward contracts that reduce exposure to the effects of fluctuating foreign currencies on specifically identifiable anticipated transactions, do not meet the criteria for hedge accounting. However, option contracts that are designated as hedges and that reduce our exposure to the effects of fluctuating foreign currencies on specifically identifiable anticipated transactions, where it is probable that the transactions will occur, meet the criteria for hedge accounting. Forward contracts that reduce our exposure on foreign currency denominated assets and liabilities meet the criteria for hedge accounting as they are designated as, and are effective as, hedges of specifically identified foreign currency denominated assets and liabilities.

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

The net carrying value of forward contracts is included at market value on our balance sheet in prepaid expenses and other current assets and other current liabilities. Changes in the market value of forward contracts are included in other income, net. In the event that the underlying foreign currency denominated asset or liability is extinguished or terminated prior to the forward contract's maturity, our policy is to enter into a separate forward contract to offset any changes in market value from that date until the maturity of the original contract.

Depreciation and Amortization

Property, plant and equipment are stated at cost, except for property, plant and equipment that have been impaired. For impaired assets, the carrying amount is reduced to the estimated fair market value. During 2000, we modified the useful lives assigned to certain assets to gain global consistency of useful lives, the effect of which was not significant.

Buildings, equipment, and furniture and fixtures are depreciated using the straight-line method over useful lives up to 40 years for buildings and useful lives ranging from three to 10 years for equipment and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the term of the lease or the useful life of the improvement, whichever is shorter.

Intangible Assets, net

Intangible assets, net is composed of distribution rights, contracts, subscription lists and other intangible assets, as well as the excess of costs over the fair value of net assets of acquired businesses. The excess of costs over the fair value of businesses acquired is amortized, on a straight-line basis, over varying periods, not in excess of 40 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, not in excess of 10 years. We continually evaluate the recoverability of our intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations of related businesses on an undiscounted basis as well as other economic and market variables.

Stock-Based Compensation

Compensation cost is recognized for stock-based compensation using the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Our policy is to grant stock options at fair market value at the date of grant.

Revenues

Sales of Global Books and Home Entertainment and Other Businesses products less provisions for returns and bad debts are recorded as revenues at the time of shipment. Sales of magazine subscriptions are recorded as unearned revenue at the gross subscription price at the time the orders are received. Proportionate shares of the gross subscription price less provision for bad debts are recognized as revenues when the subscriptions are fulfilled. Sales of magazine advertising less discounts are recorded as revenues at the time the advertisements are published.

Promotion Costs

Costs of direct response advertising are matched with the expected revenue stream. Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products. Promotion costs of $753.3, $824.1 and $927.0 were incurred for the years ended June 30, 2000, 1999 and 1998, respectively.

Deferred promotion costs in 1999 were reclassified to current assets to conform to our current year's presentation.

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes, net of valuation allowances, reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws.

Basic and Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income less preferred stock dividend requirements ($1.3 for 2000, 1999 and 1998) by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted average number of common shares outstanding assumes the exercise and conversion of certain stock options (1.0 million shares for 2000, 0.7 million shares for 1999 and 0.2 million shares for 1998).

Options to purchase approximately 3.8 million shares of Class A nonvoting common stock were outstanding during 2000 (5.0 million in 1999 and 5.9 million in 1998), but were not included in the computation of diluted earnings per share. The exercise prices of these options were greater than the average market price of the Class A nonvoting common stock during the period.

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

Note 2         Acquisitions and Investments

Acquisitions

In October 1999, we purchased 100% of the outstanding common stock of Books Are Fun, Ltd. (BAF). BAF sells books and gift items by display marketing those products on-site at schools and corporate businesses. The total purchase price of $393.2 was financed through a combination of internal funds and bank borrowings of $120.0, which were repaid during the second quarter of 2000. The acquisition was accounted for using the purchase method of accounting and generated $346.0 in goodwill. The goodwill is being amortized using the straight-line method over a period of 20 years. The results of BAF have been consolidated since October 1, 1999, and are included in our financial results for 2000.

The following table presents pro forma information as though the acquisition took place at the beginning of each period presented.

                                                          2000         1999
Pro forma information (unaudited)

Revenues                                              $  2,584.6    $  2,728.4

Income before change in accounting principles         $    168.2    $    118.8

Net income                                            $    168.2    $    144.1

Earnings per share (unaudited)

  Basic                                                    $1.57         $1.33

  Diluted                                                  $1.56         $1.32

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, increased interest expense from the acquisition of debt and lower interest income from reduced cash on hand. The results are not intended to be indicative of past or future results of operations had the acquisition taken place at the beginning of each period.

Available for Sale Marketable Securities

Marketable securities on the balance sheet primarily represents the fair market value (based on quoted market prices) of our investments in LookSmart, Ltd. and Healtheon/WebMD Corporation. These securities are accounted for and classified as available for sale securities. As of June 30, 2000, the market value of those shares totaled $166.5 for LookSmart, Ltd. and $6.4 for Healtheon/WebMD Corporation.

Net unrealized gains on these investments, net of deferred taxes, is included in accumulated other comprehensive income (loss) in stockholders' equity on the balance sheet and amounted to $104.0 as of June 30, 2000.

Investments, at Cost

In October 1999, we entered into an agreement with BrandDirect Marketing, Inc., an affinity, membership-based, direct marketing company, to acquire an 18% equity interest in BrandDirect Marketing, Inc. As prescribed by the agreement, we paid $30.0 in 2000 and are scheduled to make another payment of $20.0 in July 2000, for a total investment of $50.0. The agreement also permits us to acquire additional equity in BrandDirect Marketing, Inc. through the exercise of warrants and other rights. The investment is being accounted for using the cost method and is included in other noncurrent assets on the balance sheet. In addition, we are working with BrandDirect Marketing, Inc. to develop and market Reader's Digest-branded membership clubs.

We hold several other investments, at cost, totaling $14.2. These investments are included in other noncurrent assets on the balance sheet.

Licensing Agreement

In May 2000, we entered into a long-term licensing agreement with World's Finest Chocolate, Inc. The cost of entering into the agreement was assigned to distribution rights, included in intangible assets on the balance sheet. These rights are being amortized using the straight-line method over the initial period of the agreement (10 years). Under the terms of the agreement, QSP, Inc. (our wholly owned subsidiary) has a long-term commitment to purchase World's Finest Chocolate, Inc. products and the exclusive right to sell those products for fundraising purposes. Our purchase commitment is based on annual minimum tonnage amounts.

Note 3         Other Operating Items

Other operating items represent charges related primarily to the streamlining of our organizational structure and the strategic repositioning of certain businesses. We recorded other operating items of $3.4 in 2000, $37.9 in 1999, and $70.0 in 1998. The components of other operating items are described in further detail below:

- Employee Retirement and Severance Benefits - For each reporting period, we have identified employees who would be separated as a result of actions taken to streamline the organizational structure through a combination of voluntary and involuntary severance programs. During 2000, approximately 100 employees were identified to be separated from our operations, of which approximately one-half were separated as of June 30, 2000. In addition, as of June 30, 2000, virtually all of the identified employees from charges prior to 2000 have been separated from our operations.

-   Contract  Terminations  -  These  charges  represent  anticipated  costs  to
    terminate   contractual   obligations   in  connection   with   streamlining
    activities.

- Impairment Losses - As a result of restructuring activities, we incurred charges related to the carrying value of certain leasehold improvements, computer hardware and software and, to a lesser extent, property, plant and equipment no longer used in our operations.

During 2000, we recorded net other operating items of $3.4 comprising:

- Charges of $9.9 primarily for severance costs associated with the outsourcing of customer service in certain countries, centralization of certain accounting functions and discontinuance of certain unproductive activities;

- Adjustments of $10.2 to accrual balances from charges originally recorded in 1999, 1998 and 1996; and

- Asset impairments of $3.7 related principally to property, plant and equipment in the United Kingdom.

Net other operating items in 1999 of $37.9 comprised:

- Charges of $93.5 primarily related to employee retirement and severance benefits of $60.0 and asset impairment losses of $22.8; and

- Adjustments of $55.6 to accrual balances from charges originally recorded in 1998, 1997 and 1996. These adjustments were primarily for several actions initiated by prior management that will not be completed in connection with our long-term strategy.

Other operating items in 1998 of $70.0 was composed primarily of severance costs associated with workforce reductions and certain contract terminations. Spending related to these initiatives is substantially complete.

At June 30, 2000, we had accruals for other operating items of $19.7 primarily for employee retirement and severance benefits. Accruals as of June 30, 1999 totaled $63.0 ($48.0 related to employee retirement and severance benefits and $15.0 related to contract terminations and other initiatives). During 2000, we recorded a net amount of $6.6 to reduce these accruals (charges of $9.9 offset by adjustments of $10.2 and other movements of $6.3). Payments totaling $36.7 were made during 2000, of which $26.2 related to employee retirement and severance benefits.

Note 4         Other Income, Net

                                          2000       1999       1998

Interest income                         $  13.5    $  12.5    $   6.9
Interest expense                           (5.6)      (5.7)      (9.4)
(Impairments) and net gain on the
  sales of certain investments, net        (2.2)       0.7        5.2

Net gain on the sales of certain
  assets and other businesses               1.1       78.9       10.2
Net gain (loss) on foreign exchange         3.7       (2.5)       1.3
Other expense, net                         (0.5)      (1.3)      (2.9)
                                        -------    -------    -------
Total other income, net                 $  10.0    $  82.6    $  11.3
                                        =======    =======    =======

The net gain on the sales of certain assets and other businesses in 1999 primarily consisted of gains from the sale of important works from our fine art collection and certain businesses, partially offset by losses from the sales of publishing operations in South Africa and certain international real estate holdings.

Note 5         Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30, 2000 and 1999 are as follows:

Inventories

                                           2000       1999

Raw materials                           $  13.4     $ 12.7
Work-in-progress                           21.1       20.2
Finished goods                             85.8       62.0
                                        -------     ------
Total inventories                       $ 120.3     $ 94.9
                                        =======     ======

If the FIFO method of inventory had been used for all U.S. locations, inventories would have been $6.7 higher than the amounts reported at June 30, 2000 and 1999. Finished goods inventory for 2000 includes net inventory held by BAF of $41.5.

Property, Plant and Equipment

                                           2000        1999

Land                                    $   10.6    $   11.9
Buildings and building improvements        165.8       185.7
Furniture, fixtures and equipment          228.4       238.3
Leasehold improvements                      14.5        11.8
                                        --------    --------
                                           419.3       447.7
Accumulated depreciation and
 amortization                             (266.9)     (299.3)
                                        --------    --------
Total property, plant and equipment     $  152.4    $  148.4
                                        ========    ========


Intangible Assets

                                          2000        1999

Distribution rights, contracts,
 subscription lists and other           $  86.0     $  58.6
Excess of cost over fair value of
 net assets of businesses acquired        423.2       104.8
                                        --------    --------
                                          509.2       163.4
Accumulated amortization                  (70.4)      (94.9)
                                        --------    --------
Total intangible assets                 $ 438.8     $  68.5
                                        ========    ========


Accrued Expenses

                                          2000        1999

Compensation and other employee
 benefits                               $ 111.9     $  96.0
Royalties and copyrights payable           24.2        33.9
Taxes, other than income taxes             13.0        16.6
Other, principally operating
 expenses                                 160.5       205.7
                                        --------    --------
Total accrued expenses                  $ 309.6     $ 352.2
                                        ========    ========


Other, principally operating expenses includes $19.7 and $63.0 relating to the remaining balances associated with other operating items (discussed in Note 3) at June 30, 2000 and 1999, respectively.

Note 6         Financial Instruments

We are a party to financial instruments with off-balance sheet risk. These financial instruments are used in the normal course of business to manage our exposure to fluctuations in foreign currency exchange rates.

We may be exposed to credit losses in the event of nonperformance by the financial institutions that are counterparties to these instruments; however, we mitigate this risk through specific minimum credit standards and diversification of financial institutions with which we enter into these derivative transactions.

Our derivative financial instruments also involve elements of market risk as a result of potential changes in foreign currency exchange rates. The market risk associated with option and forward contracts relating to specifically identifiable anticipated transactions is limited to the carrying value of these contracts on our consolidated balance sheet.

Forward contracts that reduce our foreign exchange exposure on the foreign currency denominated assets and liabilities outstanding at the end of the year are natural hedges of existing foreign currency exposures. Therefore, the impact of potential changes in future foreign currency exchange rates on these instruments would generally offset the related impact on the assets and liabilities being hedged.

The following chart summarizes our derivative positions included within the balance sheet:

                           Notional/                           Fiscal
                           Principal   Carrying      Fair       Year
                            Amounts      Value      Value     Maturity
2000:
Forward Contracts
  Assets                    $ 133.3      $  --     $ 133.3       2001
  Liabilities               $ 133.3      $  --     $ 133.3       2001
Option Contracts
  Assets                    $ 186.9      $ 8.8     $   9.8       2001

1999:
Forward Contracts
  Assets                    $  94.0         --     $  92.3       2000
  Liabilities               $  94.0      $ 1.5     $  93.8       2000
Option Contracts
  Assets                    $ 116.1      $ 4.6     $   5.0       2000


The net fair value of our forward contracts is included in prepaid expenses and other current assets and other current liabilities on the balance sheet. The carrying value of option contracts is included in prepaid expenses and other current assets on the balance sheet.

Note 7         Pension Plans and Other Postretirement Benefits

Change in Accounting for Pension Assets

Effective July 1, 1998, we changed our method for calculating the market-related value of pension plan assets. This method is used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain (loss) subject to amortization. We believe that the new method is more widely used in practice and is preferred because it results in pension plan asset values that more closely approximate fair value, while still mitigating the effect of annual market value fluctuations. In addition, the new method facilitates the global management of pension plans as it results in a consistent methodology for all plans.

Under the old method, realized and unrealized gains or losses on pension plan assets were amortized and recognized over a five-year period. Dividends and interest earned during the plan year were immediately recognized. Under the new method, we recognize an expected return on pension plan assets and amortize differences between actual and expected returns over a five-year period.

This change resulted in a non-cash benefit in 1999 of $40.5 ($25.3 after tax). The benefit represents the cumulative effect of the change related to years prior to 1999. In addition, we realized $19.0 ($11.9 after tax) in lower pension expense in 1999, compared with the previous accounting method. Had this change been applied retroactively, pension expense would have been reduced by $15.8 ($9.9 after tax) in 1998.

Change in Measurement Date for Pensions

In 1999, we elected to change the measurement date for pension plan assets and liabilities from June 30 to March 31, as permitted by SFAS No. 87, "Employers' Accounting for Pensions." This change had no significant effect on 1999 or prior years' pension expense.

Pension and Other Benefits

Assumptions used to determine pension costs and projected benefit obligations are as follows:

                                                   U.S. Plans
                                              2000     1999    1998

Discount rate                                  7.7%    7.0%     7.0%

Compensation increase rate                     5.0%    5.0%     5.0%

Long-term rate of return on plan assets        9.5%    9.5%     9.5%

                                               International Plans
                                              2000     1999    1998

Discount rate                                 5-18%   5-12%    4-15%

Compensation increase rate                    2-16%   3-10%    3-10%

Long-term rate of return on plan assets       5-19%   5-13%    5-16%

Components of consolidated net periodic pension (benefit) cost are as follows:

                                               Pension Benefits
                                           2000     1999     1998

Service cost                            $  16.9  $  20.5  $  18.2
Interest cost                              44.9     44.6     45.7
Expected return on plan assets            (80.9)   (79.8)   (60.7)
Amortization                               (4.6)    (2.9)    (3.2)
Recognized actuarial gain                  (8.9)    (9.7)    (3.4)
Special items                              (0.2)     2.4       --
                                        -------  -------  -------
Net periodic pension benefit            $ (32.8) $ (24.9) $  (3.4)
                                        =======  =======  =======


We provide medical and dental benefits to U.S. retired employees and their dependents. Substantially all of our U.S. employees become eligible for these benefits when they meet minimum age and service requirements. We have the right to modify or terminate these unfunded benefits. Discount rates of 7.7% for 2000 and 7.0% for both 1999 and 1998 were used in determining the accumulated postretirement benefits liability.

Components of costs for postretirement benefits are as follows:

                                                 Other Benefits
                                             2000     1999    1998

Service cost                                  $ 0.9   $ 1.8    $ 1.6
Interest cost                                   4.1     4.6      5.5
Amortization                                   (0.6)     --       --
Recognized actuarial gain                      (3.7)   (2.7)    (2.2)
Special items                                    --    (0.4)      --

Postretirement benefit costs                  $ 0.7   $ 3.3    $ 4.9

A reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                   Pension Benefits     Other Benefits
                                     2000     1999      2000      1999
Change in benefit obligation:
Benefit obligation at
  beginning of year               $  689.8  $  697.2  $   64.7  $   81.8
Service cost                          16.9      17.4       0.9       1.3
Interest cost                         44.9      36.2       4.1       3.5
Actuarial (gain) loss                (32.8)     23.0      (7.0)    (14.0)
Plan amendments                       (0.7)    (12.6)      0.4      (6.0)
Exchange rate changes                 (7.9)     (6.6)     --        --
Settlements/curtailments              (0.6)    (30.3)     --        (0.4)
Benefits paid                        (55.0)    (34.2)     (4.9)     (3.0)
Other items                            1.5      (0.3)     --         1.5
                                  --------  --------  --------  --------
Benefit obligation at end of
  year                               656.1     689.8      58.2      64.7
                                  --------  --------  --------  --------

Change in plan assets:
Fair value at beginning of year      928.2     936.1      --        --
Actual return on plan assets         117.0      63.8      --        --
Settlements                           (0.4)    (24.0)     --        --
Employer contribution                 11.8       8.5       0.3       0.1
IRC section 401(h) transfer           (4.6)     (4.1)      4.6       4.1
Exchange rate changes                 (8.6)     (6.5)     --        --
Benefits paid                        (55.0)    (34.2)     (4.9)     (4.2)
Other items                           (3.1)    (11.4)     --        --
                                  --------  --------  --------  --------
Fair value at end of year            985.3     928.2      --        --
                                  --------  --------  --------  --------

Funded status                        329.2     238.4     (58.2)    (64.7)
Unrecognized actuarial gain         (237.3)   (181.4)    (52.7)    (49.0)
Unrecognized transition (asset)       (7.6)    (12.3)      0.9      --
Unrecognized prior service
  obligation benefit                  (4.7)     (3.8)     (4.8)     (5.0)
Employer - fourth quarter              1.2       1.1      --        --
  contribution
                                  --------  --------  --------  --------
Net amount recognized             $   80.8  $   42.0  $ (114.8) $ (118.7)
                                  --------  --------  --------  --------

During 2000 and 1999, in accordance with Internal Revenue Code section 401(h), we transferred $4.6 and $4.1, respectively, of excess pension assets to fund postretirement benefits.

Amounts recognized on the balance sheet are as follows:

                                 Pension Benefits    Other Benefits
                                  2000      1999     2000      1999

Other noncurrent assets        $  166.2  $  124.9  $   --    $   --
Noncurrent liabilities            (85.6)    (83.1)   (114.8)   (118.7)
Intangible assets, net              0.2       0.2      --        --
                                  -----     -----    ------    ------
Net amount recognized          $   80.8  $   42.0  $ (114.8) $ (118.7)
                                  =====     =====    ======    ======

Balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

                                Plans with Projected         Plans with
                                Benefit Obligations      Accumulated Benefit
                                 in Excess of Plan      Obligations in Excess
                                       Assets                of Plan Assets

                                  2000     1999            2000      1999

Projected benefit obligation    $ 84.9    $ 91.9            N/A        N/A

Accumulated benefit obligation     N/A       N/A         $ 80.6     $ 85.6

Fair value of plan assets       $  2.5    $  2.8         $  1.3     $  2.8

Health Care Inflation and Cost Trend Rates

The health care inflation assumption used to determine the postretirement benefits liability was 7.5% for 2000 and 8% for 1999, decreasing gradually to 5.5% by 2004 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components by $0.3 and the postretirement benefit obligation by $4.6. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components by $0.3 and the postretirement benefit obligation by $4.1.

Note 8         Employee Compensation Plans

We maintain several employee compensation plans relating to stock or stock-based awards, including stock options, restricted stock, stock appreciation rights, phantom stock and phantom stock options.

We have adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and, as permitted by that statement, have continued to measure compensation cost as the excess of the quoted market price of our stock at the grant date over the amount the employee must pay for the stock. Since we grant stock options at fair market value at the date of grant, no compensation expense is recognized. Compensation expense is recognized with respect to stock appreciation rights, phantom stock and phantom stock options.

SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the fair value-based method had been applied in measuring compensation cost for stock-based awards granted after 1995.

We believe that 2000, 1999 and 1998 pro forma amounts are not representative of the effects of stock-based awards on future pro forma net income and earnings per share because these pro forma amounts exclude the pro forma compensation expense related to unvested stock options granted before 1996. In addition, certain options vest over several years, and awards in future years may occur whose terms and conditions may vary.

As required by SFAS No. 123, we have disclosed below the pro forma impact of using the fair value method to calculate compensation expense of stock options and stock purchase rights granted.

                                              2000     1999      1998

Net income           As reported            $ 173.8  $ 151.9    $ 17.9
                     Pro forma              $ 162.8  $ 144.0    $ 10.5

Earnings per share   As reported - basic      $1.63    $1.40     $0.16
                     Pro forma - basic        $1.52    $1.33     $0.09
                     As reported - diluted    $1.61    $1.39     $0.16
                     Pro forma - diluted      $1.51    $1.32     $0.09

The weighted average fair value of options granted in 2000, 1999 and 1998 were $11.30, $5.91 and $8.38, respectively. The weighted average fair value of options granted in 1998 includes the value of our November grant less the value of our October grant as of the date that the November grant was issued (see the discussion of the 1989 and 1994 Key Employee Long Term Incentive Plans, below).

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

                                        2000        1999        1998

Risk-free interest rate                  6.0%        4.6%       5.5%
Expected life                         4.1 years   4.2 years   3.7 years
Expected volatility                     35.3%       30.1%      29.4%
Expected dividend yield                  0.5%        0.6%       1.0%

The following table summarizes information about stock options outstanding at June 30, 2000:

                      Options Outstanding             Options Exercisable
                            Weighted
                             Average     Weighted
    Range of                Remaining     Average                  Weighted
    Exercise      Options  Contractual   Exercise     Options       Average
     Prices       (000's)   Life (yrs.)    Price      (000's)   Exercise Price

 $16.94 - $18.97   1,843        8.22       $18.94        408        $18.93
 $21.47 - $29.53   2,539        7.33       $23.95      1,546        $24.47
 $30.00 - $39.81   2,028        9.02       $32.01         90        $38.23
 $41.31 - $48.00   3,527        4.41       $44.31      2,982        $44.23
 $50.94 - $55.13      50        4.53       $51.99         50        $51.99
                   -----
                   9,987        6.79       $31.99      5,076        $36.15
                   =====

Changes in outstanding options are as follows:

                                                 Shares         Weighted
                                               Subject to       Average
(Options in thousands)                          Options      Exercise Price


Outstanding at June 30, 1997                       6,893       $   43.35
  Granted                                          4,880       $   24.76
  Exercised                                          (26)      $   20.13
  Canceled                                        (2,965)      $   32.05
                                                  ------
Outstanding at June 30, 1998                       8,782       $   36.90
  Granted                                          2,534       $   19.54
  Exercised                                         (256)      $   23.14
  Canceled                                        (1,275)      $   38.02
                                                  ------
Outstanding at June 30, 1999                       9,785       $   32.61
  Granted                                          2,055       $   31.67
  Exercised                                         (410)      $   22.10
  Canceled                                        (1,443)      $   39.03
                                                  ------
Outstanding at June 30, 2000                       9,987       $   31.99
                                                  ======
Options exercisable at June 30, 2000               5,076       $   36.15

Options available for grant at June 30, 2000       8,138


1989 and 1994 Key Employee Long Term Incentive Plans (the plans)

The plans provide that the Compensation and Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, performance units, performance shares and other stock-based awards to eligible employees. The committee may grant awards up to a maximum of 17,300,000 underlying shares of Class A nonvoting common stock (Class A) under the 1994 plan. Effective in November 1999, no further awards may be granted under the 1989 plan. Under the plans, options have been granted with exercise prices not less than the fair market value of our Class A stock at the time of the grant, with an exercise term (as determined by the committee) not to exceed 10 years. The vesting terms of the options (as determined by the committee) generally become exercisable over four years.

On October 9, 1997, options and stock appreciation rights related to 2.1 million shares of Class A stock were granted to over 800 eligible employees pursuant to the stock-based plans (the October grant). The exercise price of the October grant was $27.03 per share, the fair market value of our Class A stock at October 9, 1997. The October grant was never distributed.

On November 18, 1997, the October grant was canceled and options and stock appreciation rights related to 2.1 million shares of Class A stock were reissued to eligible employees at a price of $21.47 per share, the fair market value of the Class A stock at November 18, 1997 (the November grant). This reissuance was in connection with a significant revision of our executive compensation structure, involving the elimination of long-term cash performance awards, the reduction of annual cash bonuses and greater reliance on equity incentive awards. The other terms of the November grant were not changed from the terms of the October grant.

Restricted Stock - The market value of restricted stock awards is recorded as unamortized restricted stock, that is included in capital stock. Restricted stock is amortized over the term of the restriction period. Amortization expense of restricted stock amounted to $4.1, $7.6 and $2.3 for 2000, 1999 and 1998, respectively. In 1998, we granted 596,700 restricted Class A shares with a value of $15.7 to over 100 employees at no cost. During 2000, the restrictions on these shares lapsed.

Performance Shares - During 2000 and 1999, the committee awarded phantom performance shares that give the recipients the right to receive cash equal to the value of shares of Class A stock that are earned if specific performance goals are achieved during a specific performance period. The awards relate to the 1999-2000, 1999-2001 and 2000-2002 performance periods. We have recorded $9.6 and $5.9 as expense during 2000 and 1999, respectively, for these awards. In August 2000, we anticipate distributing $10.5 to the award recipients relating to the 1999-2000 performance period.

1989 Employee Stock Purchase Plan (the ESPP)

Under the ESPP, we are authorized to issue up to 1,650,000 Class A shares, principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Class A shares. The purchase price of the shares is 85% of the lower of the fair market values of the Class A stock on the first and last days of the six-month purchase period. In 2000, approximately 40% of eligible employees participated in the ESPP. In the two years prior, the percentage of employee participation was 50%.

In addition, several of our international subsidiaries have employee stock purchase plans (international ESPP plans) under which we are authorized to issue up to 300,000 Class A shares to our full-time employees each year. The terms of the international ESPP plans in most locations are essentially the same as the ESPP, and the purchase price of the shares is generally 85% of the lower of the fair market values of the Class A stock on the first and last days of the six-month purchase period.

Under the ESPP and the international ESPP plans, employees purchased 191,928 shares in 2000, 208,752 shares in 1999, and 251,700 shares in 1998.

The calculation of the fair value of these shares using the Black-Scholes option-pricing model assumes that options were issued to employees on the first day of the purchase period. The weighted average fair values of these assumed options granted in 2000, 1999 and 1998 were $9.13, $6.99 and $8.21, respectively.

These fair values were estimated using the following assumptions:

                                    2000          1999          1998

Risk-free interest rate             5.4%           4.9%         6.5%
Expected life                     0.5 years      0.5 years    1.0 years
Expected volatility                40.7%          37.1%        34.0%
Expected dividend yield             0.5%           0.6%         3.5%


Other Compensation Plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan) - The 401 (k) plan consists of both a profit sharing plan and savings plan component under section 401 (k) of the Internal Revenue Code. The savings plan component allows employees to make pre-tax contributions to specified investment options. At the discretion of the Board of Directors, we can make matching contributions to the 401(k) plan. The matching contributions vest ratably over a five-year period. We contributed $5.6, $3.7 and $5.0 to the 401(k) plan for 2000, 1999 and 1998, respectively. Effective July 1, 2000, we ceased contributions to the profit sharing plan portion of the 401 (k) plan.

Stock Appreciation Rights -- We granted 212,000 stock appreciation rights to key employees in 1998. We also issued 6,000 phantom stock options to non-employee members of the Board of Directors in 1998.

Note 9         Income Taxes

Income before provision for income taxes is as follows:

                                   2000          1999          1998

United States                    $  128.0      $  183.1      $   8.1
International                       135.8          28.6         33.4
                                 --------      --------      -------
Income before income taxes       $  263.8      $  211.7      $  41.5
                                 ========      ========      =======

Components of the provision (benefit) for income taxes are as follows:

                                    2000         1999         1998
Current
  Federal                        $    2.9      $   39.4      $  (3.8)
  State and local                     4.5           3.7          1.1
  International                      50.2          34.5         17.4
                                 --------      --------      -------
Total current                        57.6          77.6         14.7
                                 --------      --------      -------
Deferred
  Federal                            33.3          21.3          2.2
  State and local                     3.8           1.8          1.0
  International                      (4.7)        (15.6)         5.7
                                 --------      --------      -------
 Total deferred                      32.4           7.5          8.9
                                 --------      --------      -------
Provision for income taxes       $   90.0      $   85.1      $  23.6

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                           2000        1999       1998

U.S. statutory tax rate                    35.0%       35.0%      35.0%
International operations                   (1.7)        1.3        2.1
State taxes, net                            2.0         1.4        1.2
Tax benefit from disposition of assets     (3.4)       --         --
Nondeductible goodwill                      1.7        --         --
Other operating items                      (0.4)        2.3       19.4
Other, net                                  0.9         0.2       (0.8)

Effective tax rate                         34.1%       40.2%      56.9%

Components of deferred tax assets and liabilities are as follows:

                                                           2000          1999

Deferred compensation and other employee benefits       $   43.6      $   72.8
Accounts receivable and other allowances                    54.3          44.8
Net operating loss carryforwards                             9.7          30.9
State and local taxes                                       14.9          20.2
Other operating items                                       14.1          31.3
Other, net                                                  31.0          17.8
                                                        --------      --------
  Gross deferred tax assets                                167.6         217.8
Valuation allowance (1)                                     (9.5)        (23.5)
                                                        --------      --------
  Total net assets                                         158.1         194.3
                                                        --------      --------
Deferred compensation and other employee benefits            7.4           6.9
Unrealized gain on investments                              56.0          --
Other, net                                                  12.4          20.1
                                                        --------      --------
  Total net liabilities                                     75.8          27.0
                                                        --------      --------
Net deferred taxes                                      $   82.3      $  167.3
                                                        ========      ========

(1) The reduction in the valuation allowance from $(23.5) in 1999 to $(9.5) in 2000 was primarily due to the closing or sale of several operations. In 1999, we provided a valuation allowance for all of the deferred tax assets held by these operations.

Balance sheet classifications of deferred tax assets and liabilities are as follows:

                                               2000      1999

Prepaid expenses and other current assets     $ 69.5    $ 83.4
Other noncurrent assets                         22.8     110.9
Other current liabilities                        1.9       3.7
Other noncurrent liabilities                     8.1      23.3
                                              ------   -------
Net deferred taxes                            $ 82.3    $167.3
                                              ======   =======


We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $39.9 at June 30, 2000, the majority of which may be carried forward indefinitely, are available to reduce future tax obligations of certain foreign subsidiaries in a number of jurisdictions.

Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries as any federal taxes payable would be substantially offset by foreign tax credits.

Note 10     Debt

Competitive Advance and Revolving Credit Facility Agreement (the Credit
Agreement)

We are a party to a Competitive Advance and Revolving Credit Facility Agreement (the Credit Agreement) that provides for borrowings of up to $300.0 and expires on October 31, 2001. The Credit Agreement was amended as of September 2, 1999. Prior to the amendment, the Credit Agreement included a covenant to maintain a minimum level of consolidated tangible net worth. The amendment provides borrowing flexibility by replacing this covenant with covenants to maintain minimum levels of consolidated assets and net worth and a maximum level of leverage.

Interest rates are based on several pricing options that can vary based upon our operating results. The proceeds of the borrowings may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. The Credit Agreement contains certain restrictions on our ability to incur debt, create liens and guarantee indebtedness. Borrowings may be denominated in U.S. dollars and various foreign currencies.

The Credit Agreement obligates us to pay a facility fee that is dependent on levels of earnings and is paid regardless of use. Fees range between 0.2% and 0.375% of the total commitment. Also, we must pay administrative fees and a utilization fee of 0.05% of the loans outstanding when borrowings exceed 50% of the committed amount. Fees are payable quarterly in arrears.

At June 30, 2000, we had short-term borrowings of $87.0 outstanding under the Credit Agreement and we were in compliance with all covenants. This amount is included in loans and notes payable on the balance sheet. The weighted average interest rate in 2000 for these borrowings was 7.3%. The carrying amount of the borrowings approximated fair value at June 30, 2000. At June 30, 1999, there were no borrowings outstanding under the Credit Agreement.

Lines of Credit

International lines of credit totaled $43.1 at June 30, 2000 and $60.0 at June 30, 1999, of which no amounts were outstanding. These lines of credit expire at various dates throughout 2001.

Note 11        Capital Stock

Capital stock and treasury stock consist of the following:

                                                       2000      1999
First preferred stock,
  par value $1.00 per share;
  authorized 40,000 shares;
  issued and outstanding 29,720 shares             $    3.0     $   3.0
Second preferred stock,
  par value $1.00 per share;
  authorized 120,000 shares;
  issued and outstanding 103,720 shares                10.3        10.3
Third subordinated preferred stock,
  par value $1.00 per share;
  authorized 230,000 shares;
  issued and outstanding 155,022 shares                15.5        15.5
Preference stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued and outstanding none                            --          --
                                                   --------     --------
Total preferred stock                                  28.8        28.8
                                                   --------     --------

Class A nonvoting common stock,
  par value $0.01 per share;
  authorized 200,000,000 shares;
  issued 119,428,472 shares                             1.2          1.2
Class B voting common stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued 21,716,057 shares                              0.2          0.2
                                                   --------     --------

Total common stock                                      1.4          1.4

Unamortized restricted stock                           (1.3)        (5.4)
                                                   --------     --------
Total capital stock                                $   28.9     $   24.8
                                                   ========     ========

Common stock in treasury, at cost
  Class A shares:  28,961,039 in 2000 and
    33,511,640 in 1999                             $ (720.4)    $ (688.3)
  Class B shares:  9,283,893 in 2000                 (164.9)          --
                                                   --------     --------
Total common stock in treasury, at cost            $ (885.3)    $ (688.3)
                                                   ========     ========


All shares of preferred stock have a preference in liquidation of $100.00 per share. The difference between the aggregate par value and liquidation preference has been appropriated from retained earnings and is shown as part of the value of preferred stock. At our option and at any time, all preferred stock is redeemable at $105.00 per share plus accrued dividends. The terms of the first preferred stock and the second preferred stock provide for annual cumulative dividends of $4.00 per share. The terms of the third subordinated preferred stock provide for annual cumulative dividends of $5.00 per share.

Share Exchange

In September 1999, we executed a share exchange with the DeWitt Wallace-Reader's Digest Fund and the Lila Wallace-Reader's Digest Fund (the Funds). Under the terms of the exchange, the Funds exchanged approximately 9.3 million shares of Class B voting common stock (Class B) for approximately 8.0 million shares of Class A stock, at an exchange ratio of 0.865 Class A shares for each Class B share. As a result, we exchanged Class A treasury shares at a cost of $164.9 and a market value of $239.9, for Class B shares, resulting in additional paid-in capital of $75.0.

Share Repurchase Authorization

In January 2000, we announced authorization to repurchase up to 5.0 million shares or about 5 percent of our outstanding Class A stock. As of June 30, 2000, we had purchased approximately 4.0 million shares totaling $133.5.

Note 12        Commitments and Contingencies

General Litigation

We are a defendant in lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel on such matters, recoveries, if any, by plaintiffs and claimants would not significantly affect our financial position or our results of operations.

Supply and Service Agreements

We maintain several long-term agreements with vendors primarily for the purchase of paper, printing and fulfillment services. These agreements expire at various times through 2007.

Sale and Leaseback

During 1999, we sold and leased back a portion of our operating facility in the United Kingdom. The gain is being amortized on a straight-line basis over the term of the lease as a reduction in lease expense.

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

                                      2000       1999       1998

Rental expense                       $ 20.6     $ 18.5     $ 25.6
Sublease income                        (1.6)      (0.9)      (6.0)
                                     ------     ------     ------
Net rental expense                   $ 19.0     $ 17.6     $ 19.6
                                     ======     ======     ======

Future minimum rental commitments, net of sublease income, for noncancelable operating leases are as follows:

                         Minimum        Minimum
                          Rental        Sublease
                         Payments         Income            Net

2001                      $ 16.0         $ (2.4)          $ 13.6
2002                      $ 14.7         $ (2.4)          $ 12.3
2003                      $ 13.9         $ (2.5)          $ 11.4
2004                      $ 12.1         $ (2.5)          $  9.6
2005                      $ 12.1         $ (2.5)          $  9.6
Later years               $ 98.6         $ (9.5)          $ 89.1


Note 13        Segments

As of June 30, 1999, we adopted SFAS No. 131, "Disclosures about Segments of a Business Enterprise and Related Information," which establishes standards for reporting information about our operating segments. Operating segments are defined as components of our business about which separate financial information is evaluated regularly by our chief operating decision maker to determine how to allocate resources and assess performance.

In the first quarter of 2000, we modified our segment reporting information to conform to our present method of internal reporting. We have incorporated a fourth operating segment labeled Other Businesses, which includes the activities of gifts.com, Inc. (including Good Catalog Company), financial services alliances, and other developing businesses. Our operating segments are currently Global Books and Home Entertainment, U.S. Magazines, International Magazines and Other Businesses.

Reportable segments are based on our method of internal reporting and each operating segment is a strategic business unit that is managed separately. Prior period revenue and operating profit (loss) information has been restated to present our four reportable segments. Accounting policies of our segments are the same as those described in Note 1. In addition, we allocate all corporate administrative costs to operating segments.

We evaluate performance and allocate resources based on operating income from continuing operations excluding other operating items. Identifiable assets by segment are those assets that are used in the operations of that business. Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses, marketable securities and certain other current assets. Sales are attributed to countries based on selling location. Long-lived assets are principally composed of property, plant and equipment, net; intangible assets, net; and prepaid pension benefits.

Operating Segments

Global Books and Home Entertainment publishes and markets Select Editions, series and general books, as well as music and video products, which are sold primarily through direct marketing. Global Books and Home Entertainment also sells books and gift items by display marketing products on-site at schools and businesses through BAF, which was acquired in October 1999.

U.S. Magazines publishes Reader's Digest magazine and several special interest magazines in the United States. These magazines are sold primarily through direct marketing. In addition, U.S. Magazines sells its magazines and other magazines and products through youth fundraising campaigns of QSP, Inc.

International Magazines publishes Reader's Digest magazine in numerous editions and languages outside the United States as well as several special interest magazines in certain international markets. These magazines are sold primarily through direct marketing.

Other Businesses consists of the activities of gifts.com, Inc. (including Good Catalog Company), financial services alliances and other developing businesses.

Operating Segment Financial Information

                                                   Years ended June 30,
                                               2000        1999        1998
Revenues
   Global Books and Home Entertainment      $ 1,561.8   $ 1,517.9   $ 1,676.5
   U.S. Magazines                               651.1       674.3       667.3
   International Magazines                      295.7       313.3       343.7
   Other Businesses                              45.1        26.7         3.7
                                            ---------   ---------   ---------
Total revenues                              $ 2,553.7   $ 2,532.2   $ 2,691.2
                                            =========   =========   =========

Operating profit (loss)
   Global Books and Home Entertainment      $   209.8   $    84.4   $    58.3
   U.S. Magazines                                91.7       105.8        67.1
   International Magazines                        1.4       (18.5)      (16.8)
   Other Businesses                             (45.7)       (4.7)       (8.4)
                                            ---------   ---------   ---------
Segment operating profit                        257.2       167.0       100.2
Other operating items                            (3.4)      (37.9)      (70.0)
                                            ---------   ---------   ---------
Total operating profit                      $   253.8   $   129.1   $    30.2
                                            =========   =========   =========

Identifiable assets
   Global Books and Home Entertainment      $   904.0   $   663.4   $   875.1
   U.S. Magazines                               146.4       299.2       340.4
   International Magazines                      168.9       156.5       164.3
   Other Businesses                              22.1        20.9        --
   Corporate                                    517.4       476.5       121.9
                                            ---------   ---------   ---------
Total identifiable assets                   $ 1,758.8   $ 1,616.5   $ 1,501.7
                                            =========   =========   =========

Depreciation, amortization and asset
  impairments
   Global Books and Home Entertainment      $    32.1   $    24.2   $    29.3
   U.S. Magazines                                13.3        15.6         8.4
   International Magazines                        4.5        10.5         5.4
   Other Businesses                               0.5         0.3        --
   Corporate                                      0.8        15.9         3.1
                                            ---------   ---------   ---------
Total depreciation, amortization and
  asset impairments                         $    51.2   $    66.5   $    46.2
                                            =========   =========   =========

                                              Years ended June 30,
                                            2000      1999      1998
Capital expenditures
   Global Books and Home Entertainment     $ 16.7     $ 9.6    $ 20.9
   U.S. Magazines                             9.9       8.6       6.1
   International Magazines                    2.8       4.8       4.3
   Other Businesses                           0.6       1.6        --
   Corporate                                  4.3       1.7       2.8
                                           ------    ------    ------
Total capital expenditures                 $ 34.3    $ 26.3    $ 34.1
                                           ======    ======    ======

Information about geographic areas is as follows:

                                              Years ended June 30,
                                       2000         1999          1998

Revenues
   United States                   $  1,289.8    $  1,159.0    $  1,238.9
   International                      1,269.5       1,378.3       1,459.4
   Inter-area                            (5.6)         (5.1)         (7.1)
                                   ----------    ----------    ----------
Total revenues                     $  2,553.7    $  2,532.2    $  2,691.2
                                   ==========    ==========    ==========

Revenues inter-area
   United States                   $      1.9    $      1.5    $      2.7
   International                          3.7           3.6           4.4
                                   ----------    ----------    ----------
Total revenues inter-area          $      5.6    $      5.1    $      7.1
                                   ==========    ==========    ==========

Long-lived assets
   United States                   $    665.3    $    282.6    $    204.5
   International                         80.5         136.7         263.2
                                   ----------    ----------    ----------
Total long-lived assets            $    745.8    $    419.3    $    467.7
                                   ==========    ==========    ==========

Independent Auditors' Report

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the Consolidated Financial Statements, for the year ended June 30, 1999, the Company changed its method for calculating the market-related value of pension plan assets used in the determination of pension expense.

KPMG LLP

New York, New York
August 15, 2000

Report of Management

We have prepared the accompanying financial statements and other related financial information contained in this Annual Report in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

We maintain a system of internal accounting controls designed to provide reasonable assurance, at reasonable cost, that transactions and events are recorded properly and that assets are safeguarded. Our internal control system is supported by written policies and procedures and by the careful selection, training, and supervision of qualified personnel, and is monitored by an internal audit function.

Our financial statements have been audited by KPMG LLP, independent auditors, as stated in their report, which is presented herein.

The Audit Committee of the Board of Directors, composed only of directors who are not employed by us, meets periodically with management, internal auditors and the independent auditors to review accounting, auditing, financial reporting and other related matters. The internal auditors and independent auditors have full and unrestricted access to the Audit Committee.

/s/THOMAS O. RYDER               /s/GEORGE S. SCIMONE
Chairman of the Board and        Senior Vice President and
Chief Executive Officer          Chief Financial Officer

Selected Financial Data

In millions, except per share data                      2000(2)         1999(3)        1998(4)       1997(5)       1996(6)
Income Statement Data
Revenues                                              $    2,553.7   $    2,532.2   $   2,691.2   $   2,896.5   $   3,153.2
EBITDA as adjusted (1)                                $      307.0   $      204.2   $     160.1   $     287.6   $     402.3
Operating profit                                      $      253.8   $      129.1   $      30.2   $     192.8   $     109.3
Net income                                            $      173.8   $      151.9   $      17.9   $     133.5   $      80.6
Basic and diluted earnings per share                  $ 1.63/$1.61   $ 1.40/$1.39         $0.16         $1.24         $0.73
Dividends per common share                                  $0.200         $0.375         $0.90         $1.80         $1.75
Balance Sheet Data
Cash and cash equivalents, short-term investments
  and marketable securities                           $      228.6   $      437.2   $     126.1   $     102.4   $     374.2
Total assets                                          $    1,758.8   $    1,616.5   $   1,501.7   $   1,615.8   $   1,878.7
Stockholders' equity                                  $      504.3   $      381.5   $     258.6   $     346.0   $     478.9
Weighted-average common shares outstanding (basic
  and diluted)                                         106.0/107.0    107.3/108.0         106.5         106.7         107.9
Book value per common share                                  $4.90          $3.28         $2.14         $2.98         $4.18


  (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) excludes these items as well as items affecting the comparability of reported results (other operating items for the respective years; in 2000, a loss on the sale of certain assets in Italy of $2.7, a write-off of an investment of $4.0 and a gain on the sale of American Health magazine of $6.5; and in 1999, a net gain on the sales of certain assets and businesses of $82.4).

  (2) Results for 2000 include the net effect of third quarter charges and fourth quarter adjustments (aggregate pre-tax charges of $3.4).

  (3) Results for 1999 include the net effect of second and fourth quarter charges (aggregate pre-tax charges of $37.9).

  (4) Results for 1998 include the effect of first quarter charges (aggregate pre-tax charges of $70.0).

  (5) Results for 1997 include the effect of fourth quarter charges (aggregate pre-tax charges of $35.0).

  (6) Results for 1996 include the effects of third quarter charges (aggregate pre-tax charges of $245.0) and fourth quarter savings on the finalization of our lease termination program in the United Kingdom (pre-tax benefit of $10.0).

Selected Quarterly Financial Data and Dividend and Market Information
   (Unaudited)


 In millions, except                           Per Share
   per share data                              Dividends           Net Income                        Stock Price Range
   and shareholder                  Operating     Per               Per Share                          High - Low
   information            Revenues    Profit    Share(1)    Amount    Basic     Diluted       Class A              Class B

2000
   First Quarter          $  519.2   $ 38.8      $0.050     $ 28.6    $0.26      $0.26     $42.50 - $28.75      $39.13 - $26.25
   Second Quarter            844.0    146.2       0.050       96.8     0.91       0.90     $33.50 - $26.75      $30.13 - $24.50
   Third Quarter(2)          620.4     31.1       0.050       25.1     0.23       0.23     $39.63 - $28.38      $35.75 - $25.25
   Fourth Quarter(2)         570.1     37.7       0.050       23.3     0.22       0.22     $41.13 - $29.69      $37.75 - $26.00
                          --------   ------      ------     ------    -----      -----     ------   ------      ------   ------
                          $2,553.7   $253.8      $0.200     $173.8    $1.63      $1.61     $42.50 - $26.75      $39.13 - $24.50
                          ========   ======      ======     ======    =====      =====     ======   ======      ======   ======
 1999
   First Quarter          $  579.7   $ 16.6      $0.225      $27.8    $0.26     $ 0.26     $29.00 - $17.00      $29.25 - $18.44
   Second Quarter(3)         817.0     67.9       0.050       86.5     0.80       0.80     $26.13 - $16.25      $25.38 - $16.00
   Third Quarter             605.0     34.3       0.050       25.0     0.23       0.23     $36.25 - $24.75      $33.38 - $23.75
   Fourth Quarter(3)         530.5     10.3       0.050       12.6     0.11       0.11     $40.94 - $28.13      $38.00 - $25.50
                          --------   ------      ------     ------    -----      -----     ------   ------      ------   ------
                          $2,532.2   $129.1      $0.375    $ 151.9    $1.40      $1.39     $40.94 - $16.25      $38.00 - $16.00
                          ========   ======      ======    =======    =====      =====     ======   ======      ======   ======

Our Class A and Class B stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively. As of June 30, 2000, there were approximately 1,838 holders of record of our Class A stock and 217 holders of record of our Class B stock.

   (1) Cash dividends on common stock are declared and paid share and share alike on Class A and Class B stock.

   (2) Results for 2000 include the net effect of third quarter pre-tax charges of $9.3 and fourth quarter pre-tax adjustments of $(5.9).

   (3)Results for 1999 include the net effect of second quarter pre-tax charges of $31.0 and fourth quarter pre-tax charges of $6.9.