Form 10-K, Exhibit 13
period 2001-06-30
READERS DIGEST ASSOCIATION INC
filed 2001-09-27
CIK 858558

EXHIBIT 13

The Reader's Digest Association, Inc. and Subsidiaries

Management's Discussion and Analysis
Dollars in millions, except per share data


Unless otherwise indicated, references in Management's Discussion and Analysis to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2001, 2000 and 1999, unless otherwise indicated, are to fiscal 2001, fiscal 2000 and fiscal 1999, respectively. Our fiscal year represents the period from July 1 through June 30.

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes. Certain amounts and percentages do not recalculate due to rounding.


Results of Operations:  Company-Wide

Modifications to Our Reporting Segments

During the fourth quarter of 2001 we modified our reporting segments to reflect our new internal management organization. We have restated results of operations for prior periods to conform to our new operating segments.

North America Books and Home Entertainment publishes and markets, primarily through direct marketing, Books and Home Entertainment products (Select Editions; series and general books; and music, video and Young Families products) in the United States and Canada. In addition, North America Books and Home Entertainment publishes and markets Reader's Digest magazine in Canada and sells this magazine and other magazines and products through youth fundraising campaigns of QSP Canada, Inc. North America Books and Home Entertainment also sells books and gift items by display marketing products on-site at schools and businesses through Books Are Fun, Ltd.

U.S. Magazines publishes and markets, primarily through direct marketing, Reader's Digest magazine and several Special Interest magazines in the United States. In addition, U.S. Magazines sells its magazines and other magazines and products through youth fundraising campaigns of QSP, Inc.

International Businesses operates outside of the United States and Canada. This segment publishes and markets, primarily through direct marketing, Books and Home Entertainment products (described above), Reader's Digest magazine in numerous editions and languages, and certain Special Interest magazines.

New Business Development comprises the activities of Gifts.com, Inc. (including Good Catalog Company), financial services alliances, certain Special Interest magazines in international markets and other developing businesses.

Other Operating Items and Foreign Currency Translation

Management's Discussion and Analysis has been written excluding the effect of foreign currency translation and other operating items. Other operating items were $(18) in 2001, $(3) in 2000 and $(38) in 1999 (see Note 3).

Other operating items of $(18) in 2001 comprised: net charges of $(21) primarily related to severance costs associated with cost-reduction and re-engineering activities; impairment losses of $(7) relating primarily to our investment in Walking magazine; and, offsetting these charges, adjustments to accrual balances of $10 as a result of a favorable state tax settlement.

Other operating items of $(3) in 2000 comprised: asset impairments of $(3) primarily related to property, plant and equipment in the United Kingdom; charges of $(10) for severance costs; and, offsetting these charges, adjustments to accrual balances of $10 from charges recorded in prior years.

Other operating items of $(38) in 1999 comprised: net charges of $(60) primarily related to severance costs; asset impairment losses of $(23); other charges of $(11); and, offsetting these charges, adjustments to accrual balances of $56 from charges recorded in prior years.

Presentation of Revenues and Operating Costs (SAB 101)

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101, as amended, summarizes certain views of the SEC with respect to applying generally accepted accounting principles to revenue recognition in financial statements. The principal changes we recorded as a result of SAB 101 relate to gross versus net presentation of revenues as prescribed by the Emerging Issues Task Force Abstract No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" (EITF 99-19). We adopted EITF 99-19 concurrently with SAB 101 in the fourth quarter of 2001 and reclassified our previously reported information for 2001, 2000 and 1999. The following is a summary of the effect of the reclassifications:

- Magazine advertising agency commission costs were reclassified to present advertising revenues net of these costs. These costs ($26 in 2001, $28 in 2000 and $28 in 1999) were originally recorded in promotion, marketing and administrative expenses and have been reclassified to revenues.
- Magazine and music product remittances to publishers were reclassified to present revenues net of these costs. These costs ($29 in 2001, $42 in 2000 and $46 in 1999) were originally recorded in product, distribution and editorial expenses and have been reclassified to revenues.

BrandDirect Marketing, Inc. Equity Accounting Restatement

During the second quarter of 2001 we changed our method of accounting for our investment in BrandDirect Marketing, Inc. from the cost method to the equity method of accounting. Due to additional funding in the form of an advance and other changes in circumstances, we obtained the ability to exercise significant influence as defined in Accounting Principles Board Opinion No. 18 (APB No. 18), "The Equity Method of Accounting for Investments in Common Stock." As required by APB No. 18, all prior periods were restated to reflect reported results as if we had been accounting for this investment on the equity method since initial ownership in BrandDirect Marketing (see Note 2).

Summary of Operating Segment Results

                                                    Years ended June 30,
                                              2001         2000          1999
Revenues
  North America Books and Home
    Entertainment                           $   719       $   704       $   584
  U.S. Magazines                                652           580           603
  International Businesses                    1,093         1,146         1,239
  New Business Development                       54            55            33
                                            -------       -------       -------
Total revenues                              $ 2,518       $ 2,485       $ 2,459
                                            =======       =======       =======
Operating profit (loss)
  North America Books and Home
     Entertainment                          $    71       $    90       $    39
  U.S. Magazines                                 77            89           105
  International Businesses                      116           118            28
  New Business Development                      (17)          (40)           (5)
                                            -------       -------       -------
Segment operating profit                        247           257           167
  Other operating items                         (18)           (3)          (38)
                                            -------       -------       -------
Total operating profit                      $   229       $   254       $   129
                                            =======       =======       =======


Revenues and Operating Profit

2001 v. 2000

Revenues increased 1% to $2,518 in 2001, compared with $2,485 in 2000. Excluding the adverse effect of foreign currency translation, revenues increased 6%. The increase in revenues was principally attributable to:

- Increased sales of 58% for QSP products primarily from the integration of the products and sales force of World's Finest Chocolate, Inc.
- Revenue growth in our International Businesses as a result of increased membership in certain series products as well as higher sales of general books, music and video products. Revenues grew primarily in Eastern Europe and other developing markets because of higher response rates to increased promotion and more effective promotion techniques.
- Inclusion of a full-year's revenues from Books Are Fun, which was acquired during the second quarter of 2000, as well as incremental revenue growth. These events provided 22% higher revenues in 2001 compared with the prior year.

Revenue growth was partially offset by:

- Lower sales primarily for video products and general books in the United States due to reduced mailings and lower response rates.
- A decline in circulation revenues for Reader's Digest magazine primarily driven by lower renewals partially offset by new subscribers at lower introductory rates.
- Lower advertising revenues for the Special Interest magazines in the United States resulting from industry-wide softness, particularly in the automotive, do-it-yourself and health categories.
- Lower sales from a reduction in catalog activity that was planned to improve profitability at Gifts.com, Inc.'s Good Catalog Company division.

Segment operating profit decreased 4% to $247 in 2001, compared with $257 in 2000. However, excluding the adverse effect of foreign currency translation, profit increased 4% principally from:

- Profit growth for International Businesses attributed to higher sales of virtually all Books and Home Entertainment products sold in these markets.
- Lower employee-related costs for all operating segments as a result of reductions in variable compensation plans.
- Profit improvement for New Business Development as a result of reduced marketing and development costs associated with gifts.com, compared with higher costs associated with the launch of the Web site in the prior year.

Segment operating profit declined primarily in the United States due to changes in sweepstakes promotions, softness in the U.S. economy, weakness in the direct-mail industry, lower responses to certain products and lower magazine advertising volume. These factors were evident in certain segment and product line results, specifically in:

- North America Books and Home Entertainment, where sales were lower for video products, general books and illustrated series products as a result of lower response rates.
- U.S. Magazines, where profits were lower for Reader's Digest magazine as a result of increased testing of new subscription sources and additional costs associated with a major fulfillment outsourcing project; and for the Special Interest magazines due to industry-wide softness in several advertising categories.

Product, distribution and editorial expenses increased 7% in 2001 to $971, compared with $907 in 2000. These costs increased principally due to additional volume for U.S. Magazines from the integration of the products and sales force of World's Finest Chocolate and for North America Books and Home Entertainment from the inclusion of a full-year's results for Books Are Fun. In addition, costs (excluding the effect of foreign currency translation) were higher for International Businesses as a result of incremental volume growth in many markets.

Promotion, marketing and administrative expenses decreased 2% in 2001 to $1,300, compared with $1,320 in 2000. However, excluding the effect of foreign currency translation, these costs increased 2%. The increase in promotion, marketing and administrative expenses was due to the volume increases for U.S. Magazines, North America Books and Home Entertainment, and International Businesses described above. Offsetting a portion of the increases were lower expenses for New Business Development primarily from reduced marketing and development costs associated with Gifts.com, Inc.

2000 v. 1999

Revenues increased 1% in 2000 to $2,485, compared with $2,459 in 1999. Excluding the adverse effect of foreign currency translation, revenues increased 5% principally from:

- The addition of Books Are Fun, which was acquired in the second quarter of 2000 and provided $197 in additional revenues.
- Revenue growth in International Businesses for Select Editions, primarily attributed to the launch of this product line in many markets.
-   Higher sales in New Business Development for Gifts.com, Inc.
    (including the full-year effect of the 1999 acquisition of Good
    Catalog Company) and for financial services alliances launched in 2000.

Offsetting a portion of these increases were revenue declines in:

- North America Books and Home Entertainment for general books, music and video products.
- International Businesses for music and video products in certain markets that resulted primarily from the strategic reduction in the number of promotional mailings; and for Reader's Digest magazine from planned reductions in the circulation rate base in certain markets.
- U.S. Magazines from planned reductions in the circulation rate base for Reader's Digest magazine and from the sale of American Health magazine in the first quarter of 2000.

Segment operating profit increased 54% in 2000 to $257, compared with $167 in 1999. Segment operating profit increased significantly in both our North America Books and Home Entertainment and International Businesses operating segments and profit increases were realized in almost all countries. The increase in segment operating profit in North America Books and Home Entertainment resulted from strategic reductions in promotional mailings, the acquisition of Books Are Fun and cost-reduction initiatives. International Businesses profit improvements were from re-engineering and cost-reduction initiatives including the closing or sale of unprofitable operations.

Segment operating profit was lower in:

- U.S. Magazines principally because of increased investment spending to develop new circulation channels for Reader's Digest magazine, higher overhead costs and lower subscription income from planned reductions in the circulation rate base.
- New Business Development because of marketing and start-up costs for new business ventures, primarily Gifts.com, Inc.

Product, distribution and editorial expenses decreased 6% in 2000 to $907, compared with $963 in 1999. These costs decreased primarily for North America Books and Home Entertainment and International Businesses from cost-reduction and re-engineering initiatives that resulted in lower product volumes. In addition, costs were lower due to the sale of American Health magazine in the first quarter of 2000. Offsetting a portion of these declines were additional costs associated with the acquisition of Books Are Fun that resulted in higher product volumes.

Promotion, marketing and administrative expenses decreased 1% in 2000 to $1,320, compared with $1,329 in 1999. Promotion costs were lower as a result of strategic reductions in the number of promotional mailings for North America Books and Home Entertainment and International Businesses, as well as from the sale of American Health magazine. Offsetting a significant portion of the strategic reductions were higher volume associated with the acquisition of Books Are Fun and higher marketing and development costs related to Gifts.com, Inc.

Other (Expense) Income, Net

2001 v. 2000

Other (expense) income, net for 2001 was expense of $(41), compared with expense of $(19) in 2000. Items affecting the comparability of other (expense) income, net included:

- Reduced equity in losses (including amortization of goodwill associated with our investment) of BrandDirect Marketing of $5. These losses included a write-down of $(13), which reduced the carrying value of our investment to zero. In 2000, these losses amounted to $(29).
-   A write-down of our investment in Schoolpop, Inc. of $(7) and a
    write-off of our investment in   e-finet.com of $(3) in the fourth
    quarter of 2001.
- Recognition of an other-than-temporary decline in the market value of our investment in WebMD Corporation amounting to $(10) in the fourth quarter of 2001.
- Higher interest expense, net in 2001 of $(18) resulting from higher debt levels.
- Offsetting a portion of these additional expense items was income in 2001 of $8 from the sale of certain investments and proceeds of $4 from the termination of an agreement. In 2000, other (expense) income, net included a gain of $7 from the sale of American Health magazine.

2000 v. 1999

In 2000, other (expense) income, net was expense of $(19), compared with income of $83 in 1999. During 2000 we recognized equity in losses (including amortization of goodwill associated with our investment) of BrandDirect Marketing of $(29). The major contributing factor to the difference was a gain in 1999 from the sale of important works from our fine art collection.

Income Taxes

2001 v. 2000

The effective tax rate for 2001 was 29.7%, compared with a rate of 38.3% for 2000. The decrease was primarily because of a change in the valuation allowance in the fourth quarter of 2001 on capital losses relating to BrandDirect Marketing. Excluding this and other items affecting the comparability of reported results, our effective tax rate was 33.5% in 2001 and 34.5% in 2000.

2000 v. 1999

The effective tax rate for 2000 was 38.3%, compared with a rate of 40.2% for 1999. Excluding items affecting the comparability of reported results, our effective tax rate was 34.5% in 2000 and 37.5% in 1999. The lower effective rate for 2000 was a result of tax initiatives in certain international markets and the deductibility of goodwill associated with the sale of American Health magazine, partially offset by amortization of nondeductible goodwill from the purchase of Books Are Fun.

Net Income

2001 v. 2000

As a result of the items discussed above, net income in 2001 was $132 or $1.26 per share on a diluted-earnings basis ($1.27 per share for basic earnings per share). In 2000, net income was $145 or $1.34 per share on a diluted-earnings basis ($1.35 per share for basic earnings per share).

2000 v. 1999

As a result of the items discussed above, net income in 2000 was $145 or $1.34 per share on a diluted-earnings basis ($1.35 per share for basic earnings per share). In 1999, net income was $152 or $1.39 per share on a diluted-earnings basis ($1.40 per share for basic earnings per share). Net income in 1999 included the cumulative effect adjustment of $40 ($25 after tax, or $0.24 per share) related to a change in our method of calculating the market-related value of pension plan assets.

Results of Operations:  Operating Segments

North America Books and Home Entertainment

2001 v. 2000

Revenues for North America Books and Home Entertainment increased 2% in 2001 to $719, compared with $704 in 2000. Revenues for Books Are Fun increased 22% in 2001 compared with the prior year, principally because of the inclusion of a full-year's operations, as well as incremental revenue growth. Revenues increased in our Canadian operations for Books and Home Entertainment and QSP products. In addition, revenues grew for Young Families products as a result of increased promotional activity. Such growth was partially offset by lower sales primarily in the United States during the second half of 2001 due to:

- The elimination of mailings for video products during the fourth quarter of 2001 as well as a shift in mailings during the second quarter of 2001 from video to music products.
- Lower responses for general books primarily from a product with stronger appeal in the prior year, How to Do Just About Anything on a Computer, which outperformed sales of this year's titles.
- Reduced mailings during the third quarter of 2001 for series products (Select Editions and reading and illustrated series) as well as lower response rates.

Operating profit for North America Books and Home Entertainment decreased 21% in 2001 to $71, compared with $90 in 2000. Profit was lower principally because:

- Video products and general books experienced lower revenues, as described above.
- Illustrated series had a product with a lower response rate compared with the prior year.
- Books Are Fun had a first-quarter seasonal loss in 2001, but not in 2000, because it was acquired in the second quarter of 2000.

Partially offsetting these profit declines were higher profits for Young Families and music single-sales products from increased promotions.

2000 v. 1999

Revenues for North America Books and Home Entertainment increased 20% in 2000 to $704, compared with $584 in 1999. Revenues increased for this operating segment principally from the acquisition of Books Are Fun in the second quarter of 2000 ($197 in additional revenues) and from growth in the United States for Young Families products because of increased promotions. Offsetting these increases were reductions in music, general books and video product revenues primarily attributed to the strategic reduction in the number of promotional mailings. These actions were primarily conducted during the second half of 1999 and the first half of 2000.

Operating profit for North America Books and Home Entertainment increased significantly to $90 in 2000, compared with $39 in 1999. Profit increases were realized as a result of re-engineering and cost-reduction efforts. We achieved substantial reductions in overhead, production costs and promotion expenses. These improvements were partially offset by the effect of lower sales volumes. In addition, this segment benefited from the acquisition of Books Are Fun and lower information technology costs.

U.S. Magazines

2001 v. 2000

Revenues for U.S. Magazines increased 12% in 2001 to $652, compared with $580 in 2000. Revenues for QSP products increased 53% in 2001 compared with the prior year primarily due to higher sales of food and gift items from the integration of the products and sales force of World's Finest Chocolate. Also, advertising revenues for Reader's Digest magazine were higher during the period compared with the prior year. These improvements in revenues were slightly offset by:

- A decline in circulation revenues for Reader's Digest magazine primarily driven by lower renewals partially offset by new subscribers at lower introductory rates.
- Lower advertising revenues for the Special Interest magazines from industry-wide softness, particularly in the automotive, do-it-yourself and health categories.
- The absence of revenues following the sale of American Health magazine, which ended publication in the second quarter of 2000.

Operating profit for U.S. Magazines decreased 14% in 2001 to $77, compared with $89 in 2000, with the majority of the operating profit continuing to be provided by QSP. Operating profit decreased for Reader's Digest magazine due to increased testing of new subscription sources, higher costs associated with a major fulfillment outsourcing project and lower profits for the Special Interest magazines due to industry-wide softness in certain advertising sectors particular to these magazines. Partially offsetting the decline in operating profit were additional sales of QSP products and higher advertising sales of Reader's Digest magazine.

2000 v. 1999

Revenues for U.S. Magazines decreased 4% in 2000 to $580, compared with $603 in 1999. The decrease was a result of:

- Lower subscription revenues for Reader's Digest magazine because of planned reductions in the circulation rate base. We reduced the rate base to 12.5 million at the beginning of 2000, compared with a base of
    15.0 million for the first half of 1999 and a base of 13.3 million for the second half of 1999.
- Lower revenues of $21 during 2000 as a result of the sale of American Health magazine. Our last issue of that magazine was published in October of 2000.

Partially offsetting these decreases were higher average selling prices across all QSP product lines and an increase in sales of QSP gift products. In addition, revenues increased as a result of the acquisition of American Woodworker magazine in the second quarter of 1999.

Operating profit for U.S. Magazines decreased 15% in 2000 to $89, compared with $105 in 1999. The decrease reflects investment spending to develop new circulation channels for Reader's Digest magazine, higher information technology costs, lower subscription income from planned reductions in the circulation rate base and costs related to the acquisition of the sales force of World's Finest Chocolate. This decrease was partially offset by lower promotion and product costs for Reader's Digest magazine, primarily from the reduction in the circulation rate base.

International Businesses

2001 v. 2000

Revenues for International Businesses decreased 5% in 2001 to $1,093, compared with $1,146 in 2000. However, excluding the adverse effect of foreign currency translation, revenues increased 4%. Revenues were higher for virtually all Books and Home Entertainment products and about half of our markets had double-digit growth for the year. Revenues increased principally because of:

- Growth for series products (Select Editions and reading and illustrated series) in Germany and Eastern Europe. Sales of these products were higher as a result of increased promotional efforts and increased membership.
- Higher revenues for general books in Russia, Asia, Mexico and the Czech Republic; this was due to improved response rates that resulted from more effective promotion techniques and more popular products.
- Increased promotions and higher response rates for music and video products, primarily in Mexico, Asia and Switzerland.

Offsetting a portion of the revenue increase (excluding the adverse effect of foreign currency translation) were:

- Lower revenues across all product lines from the sale of our Italian operations in the fourth quarter of 2000.
- Reduced mailing activity of music and series products in the United Kingdom.
- Reduced revenues for Reader's Digest magazine sold in our international markets. Revenues declined due to weaker advertising sales in many countries and strategic reductions in the circulation rate in the United Kingdom.

Operating profit for International Businesses decreased 2% in 2001 to $116, compared with $118 in 2000. However, excluding the adverse effect of foreign currency translation, operating profit increased 14%. Profits were higher in virtually all markets. Profit growth was primarily from increased sales of Books and Home Entertainment products as described above. Also, in Asia and Mexico profits were higher as a result of higher subscription sales of Reader's Digest magazine. In addition, profits increased in many markets from the execution of global contracts to facilitate magazine fulfillment resulting in lower paper and printing costs for Reader's Digest magazines.

Profit growth (excluding the adverse effect of foreign currency translation) was partially offset by incremental spending on initiatives to acquire new customers in Brazil, the sale of our Italian operations and higher promotion costs in Australia from the timing of mailings.

2000 v. 1999

Revenues for International Businesses decreased 7% in 2000 to $1,146, compared with $1,239 in 1999. Excluding the adverse effect of foreign currency translation, revenues were flat. Revenue growth was experienced in certain international markets for Select Editions and general books. Specifically, revenues increased in:

- Eastern Europe and Brazil from the launch of Select Editions, and in France and Mexico from the growth of Select Editions.
- France, Brazil and Mexico due to a higher-priced product mix and increased sales of general books.
- Mexico and Brazil as a result of higher subscription prices and circulation rates for Reader's Digest magazine.

Offsetting these increases were revenue declines from:

- Lower sales of music and video products primarily attributed to the strategic reduction in the number of promotional mailings. These actions were mostly taken during the second half of 1999 and the first half of 2000 and were focused in the United Kingdom.
- The elimination of marginally profitable activities in our Benelux and Nordic regions, which resulted in lower sales of music products.
- The closing or sale of unprofitable operations (Chile, Colombia, Peru, and South Africa in 1999, and Italy in 2000).
- Strategic reductions in the circulation rate base of Reader's Digest magazine.
- Sharply reduced operations in Russia during the second quarter of 1999 in response to the economic crisis in that country, which resulted in significantly fewer subscribers in 2000.

Operating profit for International Businesses increased significantly to $118 in 2000, compared with $28 in 1999. As a result of re-engineering efforts, operating profit in most countries improved as we achieved substantial reductions in overhead, production costs and promotion expenses. These improvements were partially offset by the effect of lower sales volumes in certain countries. Profit increases were realized in almost all countries, especially Poland, Germany, France, Australia, Brazil and the United Kingdom.
Specifically:

-   Poland benefited from the launch of Select Editions.
- Germany, Australia and the United Kingdom realized increased profits primarily because of re-engineering efforts and cost-reduction initiatives.
- France and Brazil realized higher profits from Select Editions and general books because of a higher-priced product mix and improved response rates to mailings.
- Russia realized a small profit versus a loss in the prior year. The loss in the prior year resulted from the scaling back of operations in response to the Russian economic crisis.
- Profits for Reader's Digest magazine were higher as a result of subscription price increases, re-engineering efforts to reduce paper and printing costs, lower promotion costs from the strategic reduction in subscription mailings, and the closing or sale of unprofitable operations.

New Business Development

2001 v. 2000

Revenues from New Business Development decreased 2% for 2001 to $54, compared with $55 in 2000. Revenues were lower for Gifts.com, Inc. as a result of the Good Catalog Company division's reduction in merchandise catalog promotions. This decrease was partially offset by higher sales generated by our gifts.com Web site and financial services alliances.

Operating losses from New Business Development decreased in 2001 to $(17), compared with $(40) in 2000, primarily from planned reductions in marketing and development costs related to our gifts.com Web site and improved results from financial services initiatives.

2000 v. 1999

Revenues from New Business Development increased 71% in 2000 to $55, compared with $33 in 1999, as a result of additional revenues from Gifts.com, Inc. (including the full-year effect of the acquisition of Good Catalog Company) and from financial services alliances.

Operating losses from New Business Development amounted to $(40) in 2000, compared with losses of $(5) in 1999. Losses in 2000 were from marketing and start-up costs for a number of ventures, primarily Gifts.com, Inc. Profits from financial services alliances during the period partially offset these losses.


Liquidity and Capital Resources
(forward-looking information)

The consolidated statement of cash flows for the year ended June 30, 2001, is summarized below:

Cash and cash equivalents at June 30, 2000                                 $ 50

Net change in cash due to:
  Operating activities                                                       16
  Investing activities                                                      (55)
  Financing activities                                                       36
  Effect of exchange rate changes on cash and cash equivalents              (12)
                                                                           ----
Net change in cash and cash equivalents                                     (15)
                                                                           ----
Cash and cash equivalents at June 30, 2001                                 $ 35
                                                                           ====

Cash and cash equivalents decreased 29% to $35 at June 30, 2001, compared with $50 at June 30, 2000. The main drivers in the reduction in our cash position were:

- Higher inventory balances at Books Are Fun due to the timing of inventory acquisitions for summer and fall events, and at QSP due to additional chocolate inventory.
- Higher receivable balances primarily from the timing of sales in our international operations (i.e., higher sales in May/June of 2001 versus the comparable period in 2000).
- Payments relating to prior year accruals for incentive compensation and other operating items.
- Additional capital expenditures during the year of $43 related to our finance and reporting system implementation and outsourcing fulfillment vendor conversion.
- Additional investments totaling $24 during the first half of the year related to BrandDirect Marketing.
- Repurchase of one million shares of our stock for $34 and dividend payments of $22.

Offsetting a portion of these declines were additional short-term borrowings, net of $72 during the period, which increased our total loans and notes payable balance to $160 as of June 30, 2001.

As described in Note 10, we were a party to a Competitive Advance and Revolving Credit Facility Agreement, as amended (the 1996 Credit Agreement), which provided for borrowings of up to $300 through October 31, 2001. At June 30, 2001, we had borrowings of $160 outstanding under the 1996 Credit Agreement, and we were in compliance with all covenants. On July 27, 2001, we terminated the 1996 Credit Agreement and entered into a Five-Year Revolving Credit and Competitive Advance Facility Agreement that expires on July 27, 2006. We also entered into a 364-Day Revolving Credit and Competitive Advance Facility Agreement that expires on July 26, 2002. These two agreements together allow for up to $385 in aggregate principal amount of borrowings ($192.5 for each agreement).

Some of our international subsidiaries have available lines of credit totaling $34. At June 30, 2001, no amounts were outstanding under these lines of credit.

In January 2000, we announced authorization to repurchase up to 5 million shares of our outstanding Class A nonvoting common stock. In October 2000, we announced authorization to repurchase up to an additional 5 million shares of our outstanding Class A nonvoting common stock. In May 2001, we announced authorization to repurchase up to a total of $250 in shares of our outstanding Class A nonvoting common stock, which superseded the 5-million-share repurchase authorization announced in October 2000. As of June 30, 2001, we had purchased approximately 5 million shares totaling $168 (1 million shares totaling $34 during 2001 and 4 million shares totaling $133 during 2000).

We believe that our liquidity, capital resources, cash flows, credit lines and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends, the execution of our share repurchase program and the implementation of our strategic initiatives.


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

At June 30, 2001, our primary foreign currency market exposures included the euro and the British pound. We estimate that the results of a uniform 10% weakening and 10% strengthening in the value of the U.S. dollar relative to the currencies in which our option and forward contracts are denominated, with all other variables held constant, would have the following effect:

                                 Effect of a 10%          Effect of a 10%
                                    Weakening              Strengthening
                                of the U.S. Dollar       of the U.S. Dollar


Option contracts                      $ (6.6)                  $ 13.8
Forward contracts                     $ (3.8)                  $  3.1

Additional information concerning derivative financial instruments is available in Note 1 and Note 6 to our consolidated financial statements.

These estimates represent changes to the fair value of our option and forward contracts on a stand-alone basis. Such changes would be substantially offset by the related impact on the assets, liabilities and operating profits being hedged. Also, this calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. Changes in exchange rates not only affect the U.S. dollar value of the fair value of these derivatives, but also affect the underlying foreign subsidiaries' income. Our sensitivity analysis as described above does not consider potential changes in local sales levels, or currency prices, or the mitigating effects of option or forward contracts.


Impact of the Euro Conversion
(forward-looking information)

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies (legacy currencies) and a single currency called the euro. The legacy currencies are scheduled to remain legal tender as denominations of the euro during the transition period from January 1, 1999, to December 31, 2001. Beginning January 1, 2002, euro-denominated bills and coins will be introduced and by July 1, 2002, legacy currencies will no longer be legal tender.

We performed an internal analysis regarding the business and systems issues related to the euro conversion and developed a strategic plan to ensure that all necessary modifications would be made on a timely basis. Our operations in markets that have adopted the euro are able to accept payments and pay suppliers in euros and are able to indicate the euro equivalent of pricing on invoices. During the transition period, we are monitoring customer and competitor reaction to the euro and updating the strategic plan as needed.

To date, the transition to the euro has not significantly affected our marketing strategy. In addition, we believe that the conversion to the euro will not have a significant impact on the marketing strategy of our European operations in the future. We do not anticipate the need to synchronize prices between markets in the future, primarily because the editorial content of our products varies. In addition, products are published in local languages and are sold primarily through direct mail rather than retail channels. These factors result in products that tend to be unique to each market and do not easily lend themselves to price comparisons across borders. The estimated costs to convert all affected systems to the euro are not expected to have a material adverse effect on our results of operations, financial position or cash flow.


Recent Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS No.
141), and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No.
142). SFAS No. 141, as it applies to us, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that must be met for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill; it further notes that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Intangible assets with definite useful lives are to be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

We are required to adopt the provisions of SFAS No. 141 immediately. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and it permits early adoption for fiscal years beginning after March 15, 2001. We will have six months from the date of adoption to complete the first step of the impairment test and any transitional impairment loss will be treated as a change in accounting principle (cumulative catch approach). Any impairment loss after that date will be included as a component of operations.

As of June 30, 2001, we had unamortized goodwill of $365 and unamortized identifiable intangible assets of $45, both of which will be subject to the transition provisions of SFAS No. 141 and No. 142. Amortization expense for 2001 related to goodwill was $(21). Because of the extensive effort needed to comply with these statements, it is not practicable to reasonably estimate their impact at this time.


Cautionary Statement
(forward-looking information)

This report contains or incorporates by reference "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements include any statements that address future results or occurrences. These forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties include factors relating to:

- the effects of potentially more restrictive privacy and other governmental regulation relating to our marketing methods;
-   the effects of modified and varied promotions;
-   our ability to identify customer trends;
- our ability to continue to create and/or acquire a broadly appealing mix of new products;
- our ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of our U.S. customer base;
- our ability to attract and retain subscribers and customers in an economically efficient manner;
-   the effects of selective adjustments in pricing;
- our ability to expand and more effectively utilize our customer database;
- our ability to expand into new international markets and to introduce new product lines into new and existing markets;
-   our ability to expand into new channels of distribution;
- our ability to negotiate and implement productive acquisitions, strategic alliances and joint ventures;
- our ability to integrate newly acquired and newly formed businesses successfully;
- the strength of relationships of newly acquired and newly formed businesses with their employees, suppliers and customers;
- the accuracy of the basis of forecasts relating to newly acquired and newly formed businesses;
- our ability to achieve the financial savings related to restructuring programs;
- our ability to contain and reduce costs, especially through global efficiencies;
- the cost and effectiveness of re-engineering of business processes and operations;
- the accuracy of management's assessment of the current status of our business;
- the evolution of our organizational and structural capabilities;
- our ability to respond to competitive pressures within and outside the direct marketing industry, including the Internet;
-   the effects of worldwide paper and postage costs;
-   the effects of possible postal disruptions on deliveries;
-   the effects of foreign currency fluctuations;
- the accuracy of management's assessment of the future effective tax rate and the effects of initiatives to reduce the rate;
-   the effects of the transition to the euro;
-   the effects and pace of our stock repurchase program; and
- the impact of unforeseen economic and political changes in international markets where we compete.

We do not undertake to update any forward-looking statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Income


                                                                   Years ended June 30,
In millions, except per share data                             2001       2000         1999
                                                                        RESTATED     RESTATED

Revenues                                                 $   2,518.2  $   2,484.5  $   2,458.5

Product, distribution and editorial expenses                  (971.2)      (907.1)      (962.6)
Promotion, marketing and administrative expenses            (1,299.6)    (1,320.2)    (1,328.9)
Other operating items                                          (18.4)        (3.4)       (37.9)
                                                         -----------  -----------  -----------
   Operating profit                                            229.0        253.8        129.1

Other (expense) income, net                                    (41.2)       (19.1)       (82.6)
                                                         -----------  -----------  -----------
   Income before provision for income taxes                    187.8        234.7        211.7

Provision for income taxes                                     (55.7)       (90.0)       (85.1)
                                                         -----------  -----------  -----------
  Income before cumulative effect of change in
    accounting principles                                      132.1        144.7        126.6

Cumulative effect of change in accounting principles
  for pension assets, net of tax provision of $(15.2)             --           --         25.3
                                                         -----------  -----------  -----------
Net income                                               $     132.1  $     144.7  $     151.9
                                                         ===========  ===========  ===========
Basic and diluted earnings per share

Basic earnings per share
   Weighted average common shares outstanding                  102.7        106.0        107.3

   Before cumulative effect of change in accounting
     principles                                                $1.27        $1.35        $1.16
   Cumulative effect of change in accounting
     principles                                                   --           --         0.24
                                                         -----------  -----------  -----------
   Basic earnings per share                                    $1.27        $1.35        $1.40
                                                         ===========  ===========  ===========
Diluted earnings per share
   Adjusted weighted average common shares outstanding         103.7        107.0        108.0

   Before cumulative effect of change in accounting
     principles                                                $1.26        $1.34        $1.15
   Cumulative effect of change in accounting
     principles                                                   --           --         0.24
                                                         -----------  -----------  -----------
   Diluted earnings per share                                  $1.26        $1.34        $1.39
                                                         ===========  ===========  ===========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Balance Sheets



                                                          At June 30,
In millions                                            2001        2000
                                                                 RESTATED
Assets
Current assets
  Cash and cash equivalents                        $     35.4  $     49.7
  Receivables, net                                      305.1       285.3
  Inventories, net                                      161.6       120.3
  Prepaid and deferred promotion costs                  106.7       115.5
  Prepaid expenses and other current assets             161.8       185.8
                                                   ----------  ----------
Total current assets                                    770.6       756.6

Marketable securities                                    10.8       173.5
Property, plant and equipment, net                      160.2       152.4
Intangible assets, net                                  409.8       438.8
Other noncurrent assets                                 323.7       208.4
                                                   ----------  ----------
Total assets                                       $  1,675.1  $  1,729.7
                                                   ==========  ==========
Liabilities and stockholders' equity
Current liabilities
  Loans and notes payable                          $    160.3  $     89.4
  Accounts payable                                       86.4       104.8
  Accrued expenses                                      251.1       351.2
  Income taxes payable                                   41.2        38.7
  Unearned revenues                                     291.6       289.4
  Other current liabilities                              28.9        30.9
                                                   ----------  ----------
Total current liabilities                               859.5       904.4

Postretirement and postemployment benefits other
  than pensions                                         138.7       142.3
Unearned revenue                                         54.1        63.8
Other noncurrent liabilities                            166.6       144.0
                                                   ----------  ----------
Total liabilities                                     1,218.9     1,254.5
                                                   ----------  ----------
Stockholders' equity
  Capital stock                                          29.6        28.9
  Paid-in capital                                       226.1       223.1
  Retained earnings                                   1,187.7     1,077.5
  Accumulated other comprehensive (loss) income         (84.6)       31.0
  Treasury stock, at cost                              (902.6)     (885.3)
                                                   ----------  ----------
Total stockholders' equity                              456.2       475.2
                                                   ----------  ----------
Total liabilities and stockholders' equity         $  1,675.1  $  1,729.7
                                                   ==========  ==========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                       Years ended June 30,
In millions                                                        2001        2000        1999
                                                                             RESTATED
Cash flows from operating activities
Net income                                                      $  132.1    $  144.7    $  151.9
Cumulative effect of change in accounting principles                  --          --       (25.3)
Equity in losses of BrandDirect Marketing                           24.9        29.1          --
Investment impairments                                              21.3         4.0          --
Asset impairments                                                    6.6         3.7        22.8
Depreciation and amortization                                       56.8        47.5        43.7
Minority interest                                                     --        (2.6)         --
Net (gain) loss on the sales of certain assets, other
  businesses and contract terminations                             (13.3)       (5.7)      (79.6)
Changes in assets and liabilities, net of effects of
  acquisitions and dispositions
  Receivables, net                                                 (27.4)       20.9        49.5
  Inventories, net                                                 (45.5)       35.2        64.1
  Unearned revenues                                                 (0.1)       (3.2)       (2.4)
  Accounts payable and accrued expenses                           (109.4)      (55.8)      (39.0)
  Other, net                                                       (29.3)      (42.9)       36.8
                                                                --------    --------    --------
Net change in cash due to operating activities                      16.7       174.9       222.5
                                                                --------    --------    --------
Cash flows from investing activities
Proceeds from maturities and sales of marketable securities
  and short-term investments and contract terminations              12.4        23.2         2.3
Proceeds from sales of businesses and other long-term
  investments, net                                                   1.3        13.8        14.6
Proceeds from sales of property, plant and equipment                 1.4         2.8       193.0
Investments in and advances to BrandDirect Marketing               (24.0)      (30.0)         --
Purchases of investments and marketable securities                    --       (24.2)      (35.8)
Payments for business acquisitions                                  (2.3)     (436.9)      (32.7)
Capital expenditures                                               (43.5)      (34.3)      (26.3)
Other, net                                                            --        (0.1)       (0.5)
                                                                --------    --------    --------
Net change in cash due to investing activities                     (54.7)     (485.7)      114.6
                                                                --------    --------    --------
Cash flows from financing activities
Short-term borrowings, net                                          72.3        86.5       (14.3)
Proceeds from other borrowings                                       0.8         7.8          --
Proceeds from employee stock purchase plan and exercise of
  stock options                                                     19.8        13.4        11.1
Dividends paid                                                     (21.9)      (22.6)      (41.5)
Common stock repurchased                                           (34.1)     (133.5)         --
Other, net                                                          (0.9)        6.7         8.3
                                                                --------    --------    --------
Net change in cash due to financing activities                      36.0       (41.7)      (36.4)
                                                                --------    --------    --------
Effect of exchange rate fluctuations on cash                       (12.3)      (11.2)      (10.1)
                                                                --------    --------    --------
Net change in cash and cash equivalents                            (14.3)     (363.7)      290.6
                                                                --------    --------    --------
Cash and cash equivalents at beginning of year                      49.7       413.4       122.8
                                                                --------    --------    --------
Cash and cash equivalents at end of year                        $   35.4    $   49.7    $  413.4
                                                                ========    ========    ========
Supplemental information
Cash paid for interest                                          $   14.8    $    3.0    $    3.5
Cash paid for income taxes                                      $   58.7    $   57.9    $   47.7


See accompanying Notes to Consolidated Financial Statements

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

                                                          Capital Stock                            Accumulated
                                                                  Unamortized                        Other      Treasury
                                               Preferred   Common  Restricted  Paid-in   Retained Comprehensive Stock, at
In millions                                      Stock      Stock     Stock     Capital  Earnings (Loss) Income    Cost       Total

Balance at June 30, 1998                      $   28.8    $    1.4  $ (13.6)   $  144.8 $    845.0   $ (49.8)   $ (698.0   $  258.6

Comprehensive income
Net income                                                                                   151.9                            151.9
Other comprehensive income:
  Translation loss                                                                                      (6.8)                  (6.8)
                                                                                                                           --------
Total comprehensive income                                                                                                    145.1
                                                                                                                           ========
Stock issued under various plans                                        8.2         1.4                              9.7       19.3
Common stock dividends                                                                       (40.2)                           (40.2)
Preferred stock dividends                                                                     (1.3)                            (1.3)
                                              --------    --------  -------    -------- ----------   -------    --------   --------
Balance at June 30, 1999                          28.8         1.4     (5.4)      146.2      955.4     (56.6)     (688.3)     381.5
                                              --------    --------  -------    -------- ----------   -------    --------   --------

Comprehensive income
Net income                                                                                   144.7                            144.7
Other comprehensive income:
  Translation loss                                                                                     (16.4)                 (16.4)
  Net unrealized gain on investments,
    net of deferred taxes of $56.0                                                                     104.0                  104.0
                                                                                                                           --------
Total comprehensive income                                                                                                    232.3
                                                                                                                           ========
Stock issued under various plans                                        4.1         1.9                             11.5       17.5

Exchange of common stock                                                           75.0                            (75.0)        --
Common stock repurchased                                                                                          (133.5)    (133.5)
Common stock dividends                                                                       (21.3)                           (21.3)
Preferred stock dividends                                                                     (1.3)                            (1.3)
                                              --------    --------  -------    -------- ----------   -------    --------   --------
Balance at June 30, 2000                          28.8         1.4     (1.3)      223.1    1,077.5      31.0      (885.3)     475.2
                                              --------    --------  -------    -------- ----------   -------    --------   --------
Comprehensive income
Net income                                                                                   132.1                            132.1
Other comprehensive income:
  Translation loss                                                                                     (15.6)                 (15.6)
  Net unrealized loss on investments,
    net of deferred taxes of $53.4                                                                     (99.1)                 (99.1)
  Net unrealized gain on derivatives,
    net of deferred taxes of $0.5                                                                        0.8                    0.8
  Minimum pension liability, net of
    deferred taxes of $0.9                                                                              (1.7)                  (1.7)
                                                                                                                           --------
Total comprehensive income                                                                                                     16.5
                                                                                                                           ========
Stock issued under various plans                                        0.7         3.0                             16.8       20.5
Common stock repurchased                                                                                           (34.1)     (34.1)
Common stock dividends                                                                       (20.6)                           (20.6)
Preferred stock dividends                                                                     (1.3)                            (1.3)

                                              --------    --------  -------    -------- ----------   -------    --------   --------
Balance at June 30, 2001                      $   28.8    $    1.4  $  (0.6)   $  226.1 $  1,187.7   $ (84.6)   $ (902.6)  $  456.2
                                              ========    ========  =======    ======== ==========   =======    =======    ========

See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Dollars in millions, except per share data

Unless otherwise indicated, references in Notes to Consolidated Financial Statements to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2001, 2000 and 1999, unless otherwise indicated, are to fiscal 2001, fiscal 2000 and fiscal 1999, respectively. Our fiscal year represents the period from July 1 through June 30.

Note 1         Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its subsidiaries. The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of operating revenues and expenses. These estimates are based on management's knowledge of current events and actions that we may undertake in the future, yet actual results may ultimately differ from those estimates.

Certain prior year amounts have been reclassified to conform to our current year presentation:

- Magazine advertising agency commission costs for all periods have been reclassified to present advertising revenues net of these costs in accordance with Staff Accounting Bulletin No. 101 (see Revenues within this
    Note). These costs were originally recorded in promotion, marketing and administrative expenses and have been reclassified to revenues. These costs amounted to $26.2 in 2001, $27.6 in 2000 and $27.9 in 1999.
- Magazine and music product remittances to publishers for all periods have been reclassified to present revenues net of these costs in accordance with Staff Accounting Bulletin No. 101 (see Revenues within this Note). These costs were originally recorded in product, distribution and editorial expenses and have been reclassified to revenues. These costs amounted to $29.4 in 2001, $41.6 in 2000 and $45.8 in 1999.
- Customer service costs in 1999 of $45.0 have been reclassified to reflect these costs as a component of product, distribution and editorial expenses rather than promotion, marketing and administrative expenses.

During the second quarter of 2001 we changed our method of accounting for our investment in BrandDirect Marketing, Inc. from the cost method to the equity method of accounting. Due to additional funding in the form of an advance and other changes in circumstances, we obtained the ability to exercise significant influence as defined in Accounting Principles Board Opinion No. 18 (APB No. 18), "The Equity Method of Accounting for Investments in Common Stock." As required by APB No. 18, all prior periods were restated to reflect reported results as if we had been accounting for this investment on the equity method since initial ownership in BrandDirect Marketing. The reported and restated results (see Note
2) reflect equity losses in the affiliate based upon the above (including amortization of goodwill associated with our investment and write-downs).

Recent Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" (SFAS No. 141), and Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141, as it applies to us, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that must be met for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill; it further notes that any purchase price allocable to an assembled workforce may not be accounted for separately.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Intangible assets with definite useful lives are to be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

We are required to adopt the provisions of SFAS No. 141 immediately. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and it permits early adoption for fiscal years beginning after March 15, 2001. We will have six months from the date of adoption to complete the first step of the impairment test and any transitional impairment loss will be treated as a change in accounting principle (cumulative catch approach). Any impairment loss after that date will be included as a component of operations.

As of June 30, 2001, we had unamortized goodwill of $365.0 and unamortized identifiable intangible assets of $44.8, both of which will be subject to the transition provisions of SFAS No. 141 and No. 142. Amortization expense for 2001 related to goodwill was $(20.6). Because of the extensive effort needed to comply with these statements, it is not practicable to reasonably estimate their impact at this time.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The carrying amount approximates fair value based upon the short-term maturity of these investments.

Inventories

Inventories are stated at the lower of cost or market value. Generally, inventory in the United States, with the exception of inventory held by Books Are Fun, Ltd., is valued on the last-in, first-out (LIFO) basis. In our non-U.S. markets, inventory is primarily determined on the first-in, first-out (FIFO) basis.

Property, Plant and Equipment

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

Intangible Assets

Intangible assets, net is composed of distribution rights, contracts, subscription lists and other intangible assets, as well as the excess of costs over the fair value of net assets of acquired businesses. The excess of costs over the fair value of businesses acquired is amortized, on a straight-line basis, over varying periods not in excess of 40 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, which are not in excess of 10 years. We continually evaluate the recoverability of our intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on current and projected operating profit and cash flows from operations on an undiscounted basis as well as other economic and market variables.

Investments

Equity Method Investments

The equity method is used to account for investments in entities that are not majority-owned and that we do not control, but have the ability to significantly influence. Generally, under the equity method, original investments in these affiliates are recorded at cost and are subsequently adjusted by our share of equity in earnings or losses after the date of acquisition (including amortization of goodwill). Equity in earnings or losses of each affiliate is recorded according to our level of ownership until the affiliate's contributed capital has been fully depleted. Thereafter, we recognize the full amount of the losses generated by the affiliate when we are the primary funding source. These investments are recorded in other noncurrent assets on the balance sheet.

Cost Method Investments

The cost method is used to account for investments in entities that are not majority-owned and that we do not control or have the ability to significantly influence. Investments of this type are recorded at cost, less valuation allowances, and are included in other noncurrent assets on the balance sheet.

Marketable Securities

We classify investments in equity securities in one of three categories: trading, held-to-maturity and available-for-sale. Trading securities are acquired for the purpose of short-term investing of funds. Held-to-maturity securities are acquired for the purpose of holding the security until maturity. Available-for-sale securities are recorded at fair value in marketable securities on the balance sheet. Unrealized gains and losses, net of tax, are recorded in other comprehensive income in stockholder's equity on the balance sheet. Realized gains and losses, and declines in carrying value deemed to be other than temporary, are recorded in other (expense) income, net on the income statement. As of June 30, 2001 and 2000, we owned securities that were classified as available-for-sale securities (see Note 2).

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. We measure the recoverability of an asset that is to be held and used by comparing its carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset. We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

Stock-Based Compensation

Compensation cost is recognized for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Our policy is to grant stock options at fair market value at the date of grant. For disclosure purposes we applied the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Financial Instruments

We record all derivative instruments on our balance sheet at fair value. Derivatives that are not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that we have designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings, as appropriate. The ineffective portion of our derivatives that are classified as hedges is immediately recognized in earnings.

Revenues

Sales of products by Books and Home Entertainment and certain new businesses are recorded as revenues at the time of shipment net of provisions for returns and bad debts. Sales of magazine subscriptions, less estimated cancellations, are deferred and recognized proportionately as revenues when issues are delivered to subscribers. Sales of magazine advertising, net of discounts and advertising agency commissions, are recorded as revenues at the time the advertisements are published. Sales of QSP, Inc. are recorded as revenues at the time orders are fulfilled, net of bad debts and remittances to magazine and music publishers.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101, as amended, summarizes certain views of the SEC with respect to applying generally accepted accounting principles to revenue recognition in financial statements. The principal changes we recorded as a result of SAB 101 relate to gross versus net presentation of revenue as prescribed by the Emerging Issues Task Force Abstract No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" (EITF 99-19). We adopted EITF 99-19 concurrently with SAB 101 in the fourth quarter of 2001 and reclassified our previously reported information for 2001, 2000 and 1999.

Promotion Costs

Costs of direct response advertising are matched with the expected revenue stream. Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products. Promotion costs of $(719.1), $(725.7) and $(796.1) were incurred for the years ended June 30, 2001, 2000 and 1999, respectively.

Promotion, marketing and administrative expenses on the income statement include commissions paid to agents for new magazine subscribers. These costs are deferred and amortized over the related subscription term, typically one-to-three years. Amounts deferred and included in prepaid expenses and other current asset on the balance sheet were $35.6 as of June 30, 2001, and $29.0 as of June 30, 2000. Amounts included in other noncurrent assets on the balance sheet were $33.9 as of June 30, 2001, and $15.9 as of June 30, 2000.

Income Taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes, net of valuation allowances, reflects the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. These deferred taxes are measured by applying currently enacted tax laws.

Basic and Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income less preferred stock dividend requirements ($1.3 for each of 2001, 2000 and 1999) by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted average number of common shares outstanding assumes the exercise and conversion of certain stock options (1.0 million shares for both 2001 and 2000, and 0.7 million shares for 1999).

Options to purchase approximately 5.5 million shares of Class A nonvoting common stock were outstanding during 2001, but were not included in the computation of diluted earnings per share (3.8 million in 2000 and 5.0 million in 1999). The exercise prices of these options were greater than the average market price of the Class A nonvoting common stock during the period.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders' equity in accumulated other comprehensive income.

The U.S. dollar is used as the functional currency for subsidiaries operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other (expense) income, net.


Note 2         Acquisitions and Investments

Acquisitions

In October 1999, we purchased 100% of the outstanding common stock of Books Are Fun, Ltd. Books Are Fun sells books and gift items by display marketing those products on-site at schools and corporate businesses. The total purchase price of $393.2 was financed through a combination of internal funds and bank borrowings of $120.0, which were repaid during the second quarter of 2000. The acquisition was accounted for using the purchase method of accounting and generated $346.0 in goodwill. The goodwill is being amortized using the straight-line method over a period of 20 years. The results of Books Are Fun have been consolidated since October 1, 1999, and are included in our financial results for 2000 and 2001.

The following table presents pro forma information as though the acquisition took place at the beginning of the periods presented.

                                                  2000          1999

Pro forma information (unaudited):
  Revenues                                     $ 2,515.4     $ 2,654.6
  Income before extraordinary items            $   139.1     $   118.8
  Net income                                   $   139.1     $   144.1

Earnings per share (unaudited):
  Basic                                            $1.30         $1.33
  Diluted                                          $1.29         $1.32

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, increased interest expense from the incurrence of debt and lower interest income from reduced cash on hand. The results are not intended to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of each period, or of future results of operations of our consolidated entity.

Available-for-Sale Marketable Securities

Marketable securities on the balance sheet primarily represents the fair market value (based on quoted market prices) of our investments in LookSmart, Ltd. and WebMD Corporation. These securities are accounted for and classified as available-for-sale securities. As of June 30, 2001, the market value of those shares totaled $7.4 for LookSmart ($166.5 as of June 30, 2000) and $3.0 for WebMD ($6.4 as of June 30, 2000).

The net unrealized gain on these investments, net of deferred taxes, is included in accumulated other comprehensive (loss) income in stockholders' equity on the balance sheet and amounted to $4.9 as of June 30, 2001, and $104.0 as of June 30, 2000. In addition, during 2001 we recorded an impairment of $(10.0) related to our investment in WebMD. This impairment represented a charge to record what we believe to be an other-than-temporary decline in the market value of our shares of WebMD. This impairment represents a write-down from the original acquisition price to the approximate market value as of June 30, 2001.

During 2001 we sold 1,950,000 shares of LookSmart and recorded a pre-tax gain of $7.2 in other (expense) income, net on the income statement.

Investments, Equity Method

During the second quarter of 2001 we changed our method of accounting for our investment in BrandDirect Marketing from the cost method to the equity method of accounting. The following table summarizes the effect of applying the equity method of accounting.

                                       2000 Income Statement
                              Previously    Equity in
                               Reported     Losses (1)     Restated

Operating profit              $   253.8     $     --      $   253.8
Other income (expense), net        10.0        (29.1)         (19.1)
                              ----------    --------      ---------
Income before provision
  for income taxes                263.8        (29.1)         234.7
Provision for income taxes        (90.0)          --          (90.0)
                              ----------    --------      ---------
  Net income                  $   173.8     $  (29.1)     $   144.7
                              =========     ========      =========

Basic earnings per share      $    1.63     $  (0.28)     $    1.35
                              =========     ========      =========
Diluted earnings per share    $    1.61     $  (0.27)     $    1.34
                              =========     ========      =========

(1) Equity in losses of BrandDirect Marketing including goodwill amortization of $(3.8) associated with our investment.

                                             2000 Balance Sheet
                              Other noncurrent assets      Retained earnings


Previously reported                   $ 221.6                  $ 1,106.6
Equity in losses (1)                    (29.1)                     (29.1)
                                      -------                  ---------
Restated                              $ 192.5                  $ 1,077.5
                                      =======                  =========

(1) Equity in losses of BrandDirect Marketing including goodwill amortization of $(3.8) associated with our investment.

During 2001, our investment in BrandDirect Marketing was written off to zero. As a result, other (expense) income, net includes losses of $(24.9) (including equity in losses, a write-down and goodwill amortization).

Investments, at Cost

We hold several other investments, at cost, totaling $2.5. These investments are included in other noncurrent assets on the balance sheet. During 2001, we recorded impairment charges in other (expense) income, net on the income statement totaling $(10.4) (Schoolpop, Inc. -- $(7.5) and e-finet.com -- $(2.9)). The value of these investments at June 30, 2000, was $12.9 (Schoolpop -- $10.0 and e-finet.com -- $2.9).

Licensing Agreement

In May 2000, we entered into a long-term licensing agreement with World's Finest Chocolate, Inc. The cost of entering into the agreement was assigned to distribution rights, included in intangible assets on the balance sheet. These rights are being amortized using the straight-line method over the initial period of the agreement (10 years). Under the terms of the agreement, QSP has a long-term commitment to purchase World's Finest Chocolate products and the exclusive right to sell those products for fundraising purposes. Our purchase commitment is based on annual minimum tonnage amounts.


Note 3         Other Operating Items

Other operating items represent charges related primarily to the streamlining of our organizational structure and the strategic repositioning of certain businesses. We recorded other operating items of $(18.4) in 2001, $(3.4) in 2000 and $(37.9) in 1999. The components of other operating items are described in further detail below:

- Severance Costs - For each reporting period, we identified employees who would be separated as a result of actions taken to streamline our organizational structure through a combination of voluntary and involuntary severance programs. As of June 30, 2001, approximately 380 employees were identified to be separated from our operations during fiscal 2002 (65% in the United States and 35% in our international markets). In the prior year, approximately 100 employees were identified. In certain instances, circumstances arose that resulted in decisions to retain employees previously identified for termination and the associated charges were reversed.
- Contract Terminations - These charges represent anticipated costs to terminate contractual obligations in connection with streamlining activities.
- Impairment Losses - As a result of restructuring activities, we incurred charges related to the carrying value of intangible assets, certain leasehold improvements, computer hardware and software and, to a lesser extent, property, plant and equipment no longer used in our operations.

During 2001, net other operating items of $(18.4) comprised:

- Charges of $(31.8) primarily for severance costs associated with restructuring North America Books and Home Entertainment, streamlining European operations and reduction of overall staff levels.
- Adjustments of $9.9 to accrual balances from charges originally recorded in years prior to 2001 as a result of unexpected delays in the outsourcing of certain activities.
- An additional adjustment as a result of a favorable tax settlement of $14.5 of which $10.1 was originally recorded in other operating items and $4.4 was originally recorded in administrative expenses.
- Asset impairments of $(6.6) related primarily to goodwill associated with our investment in Walking magazine. We have announced that we intend to cease publication of this magazine in 2002.

During 2000, net other operating items of $(3.4) comprised:

- Charges of $(9.9) primarily for severance costs associated with the outsourcing of customer service in certain countries, centralization of certain accounting functions and discontinuance of certain unproductive activities.
- Adjustments of $10.2 to accrual balances from charges originally recorded in 1999, 1998 and 1996.
- Asset impairments of $(3.7) related primarily to property, plant and equipment in the United Kingdom.

During 1999, net other operating items of $(37.9) comprised:

- Charges of $(93.5) primarily related to severance costs of $(60.0) and asset impairment losses of $(22.8).
- Adjustments of $55.6 to accrual balances from charges originally recorded in 1998, 1997 and 1996. These adjustments were primarily for several actions initiated by prior management that were discontinued in connection with our long-term strategy.

At June 30, 2001, we had accruals for other operating items of $33.3, primarily for severance costs. At June 30, 2000, accruals totaled $19.7, primarily for severance costs. During 2001, we recorded additional accruals of $31.8 that were partially offset by adjustments to these accrual balances of $9.9. In addition, we made payments totaling $8.3 primarily related to severance costs.

Note 4         Other (Expense) Income, Net

                                             2001       2000       1999

Interest income                            $   8.4    $  13.5    $  12.5
Interest expense                             (18.3)      (5.6)      (5.7)
Equity in losses of BrandDirect Marketing    (24.9)     (29.1)        --
Investment impairments (1)                   (21.3)      (4.0)        --
Net gain on the sales of certain
  assets, other businesses and
  contract terminations (2)                   13.3        5.7       79.6
Net gain (loss) on foreign exchange            1.4        3.7       (2.5)
Other (expense), net                           0.2       (3.3)      (1.3)
                                           -------    -------    -------
Total other (expense) income, net          $ (41.2)   $ (19.1)   $  82.6
                                           =======    =======    =======

(1) Investment impairments in 2001 included $(10.0) for WebMD, $(7.5), for Schoolpop, $(2.9) for e-finet.com and $(0.9) for Sticky Networks, Inc. In 2000, investment impairments included $(4.0) for Hardware.com.
(2) Net gain on the sales of certain assets, other businesses and contract termination in 2001 principally included sales of our shares in LookSmart of $7.2 and a contract termination of $4.2. In 2000, this amount included a gain on the sale of American Health magazine of $6.5. In 1999, this amount primarily consisted of gains from the sale of important works from our fine art collection and certain businesses that were partially offset by losses from the sales of publishing operations in South Africa and certain international real estate holdings.


Note 5         Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30 are as follows:

Receivables, Net
                                              2001       2000        1999

Gross accounts receivable, trade           $  418.6    $  399.4    $  435.3

   Beginning reserve for returns
    and bad debts                            (146.0)     (153.8)     (173.0)
   Additions to allowances (1)               (502.7)     (465.8)     (509.1)
   Actual returns and bad debts (2)           504.9       473.6       528.3
                                           --------    --------    --------
Ending reserve for returns and bad debts     (143.8)     (146.0)     (153.8)

Net accounts receivable, trade                274.8       253.4       281.5
Other receivables, net                         30.3        31.9        38.4
                                           --------    --------    --------
Total receivables, net                     $  305.1    $  285.3    $  319.9
                                           ========    ========    ========

(1) Additions to allowances represent estimated reserves established at the time of revenue recognition for returns and bad debts in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Amounts are recorded as an offset to revenues.

(2) Actual returns and bad debts includes actual experience during the period and the effects of foreign currency translation. Amounts are recorded within receivables, net on the balance sheet.

Inventories, Net
                                          2001       2000

Raw materials                           $   8.6    $  13.4
Work-in-progress                           19.2       21.1
Finished goods (1)                        133.8       85.8
                                        -------    -------
Total inventories, net (2)              $ 161.6    $ 120.3
                                        =======    =======

(1) Finished goods inventory includes net inventory held by Books Are Fun of $66.1 in 2001 and $41.5 in 2000.
(2) If the FIFO method of inventory had been used for all U.S. locations, inventories would have been $5.8 higher than the amount reported at June 30, 2001, and $6.7 higher than June 30, 2000.

Property, Plant and Equipment, Net
                                               2001       2000

Land                                         $   9.6    $  10.6
Buildings and building improvements            161.5      165.8
Furniture, fixtures and equipment              164.2      228.4
Leasehold improvements                          15.1       14.5
                                             -------    -------
                                               350.4      419.3
Accumulated depreciation and amortization     (190.2)    (266.9)
                                             -------    -------
Total property, plant and equipment, net     $ 160.2    $ 152.4
                                             =======    =======


Intangible Assets, Net
                                               2001       2000
Distribution rights, contracts,
 subscription lists and other                $  76.5    $  86.0

Excess of cost over fair value of
  net assets of businesses acquired            416.5      423.2
                                             -------    -------
                                               493.0      509.2
Accumulated amortization                       (83.2)     (70.4)
                                             -------    -------
Total intangible assets, net                 $ 409.8    $ 438.8
                                             =======    =======

Accrued Expenses
                                               2001       2000

Compensation and other employee benefits     $  55.2    $ 111.9
Royalties and copyrights payable                21.2       24.2
Taxes, other than income taxes                   6.0       13.0
Other operating items                           33.3       19.7
Other, principally operating expenses          135.4      182.4
                                             -------    -------
Total accrued expenses                       $ 251.1    $ 351.2
                                             =======    =======

Note 6         Financial Instruments

The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998, and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133" in June 2000. We adopted these statements effective July 1, 2000. These statements standardized the accounting for our derivative instruments, including certain derivative instruments embedded in other contracts. The cumulative effect of the change in accounting principles recorded on July 1, 2000, was not material to our results of operations, financial position or cash flows. These statements were not required to be applied retroactively to prior periods.

Risk Management and Objectives

In the normal course of business we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. A significant portion of our risk is associated with foreign exchange rate fluctuations of the euro and the British pound. We purchase foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on our subsidiaries' earnings and specifically identifiable anticipated transactions. In addition, we enter into forward contracts to minimize the effect of fluctuating foreign currency exchange rates on certain foreign currency denominated assets and liabilities. Generally, we purchase foreign currency option and forward contracts over periods ranging up to 12 months. As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and the use of derivative instruments.

Strategies and Description of Derivative Instruments

The following is a brief description of our derivative transactions.

- We enter into option contracts to hedge against the foreign currency risk associated with intercompany royalty fees paid to us by our foreign subsidiaries. The contract amounts of these options are based on forecasted future revenues earned by our subsidiaries. These contracts are designated as and qualify for cash flow hedge accounting.
- Similarly, option contracts are used to economically hedge against foreign currency risk associated with operating cash flows of our foreign subsidiaries. The contract amounts of these options are based on forecasted cash flows from operating profit recognized by our subsidiaries. These contracts do not qualify for hedge accounting treatment.
- We utilize foreign currency forward contracts to economically hedge against foreign currency risk associated with anticipated or forecasted transactions, as well as foreign currency denominated loans due to and from our foreign subsidiaries. These transactions do not qualify for hedge accounting treatment.

Quantitative Disclosures of Derivative Instruments

Cash Flow Hedges - For 2001, changes in the spot value of the foreign currencies associated with option contracts designated and qualifying as cash flow hedges of forecasted royalty payments amounted to a gain of $0.8 (net of deferred taxes of $0.5). These changes are reported in accumulated other comprehensive (loss) income included in stockholders' equity on the balance sheet. The gains and losses are deferred until the underlying transaction is recognized in earnings.

The ineffective portion of the change in market value of these option contracts, specifically the time-value component of $(1.7), was recognized as a loss in other (expense) income, net on the income statement for 2001. The fair value of the option contracts at June 30, 2001, of $1.8 is included in prepaid expenses and other current assets on the balance sheet.

We anticipate that the net gains in accumulated other comprehensive (loss) income relating to foreign currency option contracts existing at June 30, 2001, will be recognized as gain (loss) on foreign exchange during the 12-month period ended June 30, 2002. As of June 30, 2001, the approximate length of time over which we will hedge our exposure to the variability in future cash flows associated with foreign currency royalty fees is 12 months. There were no cash flow hedges discontinued during the 12-month period ended June 30, 2001.

Other Derivatives - For 2001, changes in the spot value of the foreign currencies and contract settlements associated with option and forward contracts amounted to a gain of $5.9. These changes are reported in gain (loss) on foreign exchange included in other (expense) income, net on the income statement. This effect would generally be offset by the translation of the assets, liabilities and future operating cash flows being hedged. The fair value of the option and forward contracts as of June 30, 2001, of $6.6 is included in prepaid expenses and other current assets on the balance sheet.


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

Pension and Other Benefits

Assumptions used to determine pension costs and projected benefit obligations are as follows:

                                                    U.S. Plans

                                               2001    2000    1999

Discount rate                                  7.2%    7.7%     7.0%

Compensation increase rate                     5.0%    5.0%     5.0%

Long-term rate of return on plan assets        9.7%    9.5%     9.5%



                                               International Plans
                                               2001   2000     1999

Discount rate                                 5-16%   5-18%    5-12%

Compensation increase rate                    2-14%   2-16%    3-10%

Long-term rate of return on plan assets       5-17%   5-19%    5-13%


Components of consolidated net periodic pension (benefit) cost are as follows:

                                               Pension Benefits
                                          2001       2000       1999

Service cost                            $  15.4    $  16.9    $  20.5
Interest cost                              45.1       44.9       44.6
Expected return on plan assets            (83.4)     (80.9)     (79.8)
Amortization                               (4.6)      (4.6)      (2.9)
Recognized actuarial gain                 (14.2)      (8.9)      (9.7)
Special items                                --       (0.2)       2.4
                                        -------    -------    -------
Net periodic pension (benefit) cost     $ (41.7)   $ (32.8)   $ (24.9)
                                        =======    =======    =======

We provide medical and dental benefits to U.S. retired employees and their dependents. Substantially all of our U.S. employees become eligible for these benefits when they meet minimum age and service requirements. We have the right to modify or terminate these unfunded benefits. Discount rates of 7.2% for 2001, 7.7% for 2000 and 7.0% for 1999 were used in determining the accumulated postretirement benefits liability.

Components of postretirement benefit cost are as follows:

                                                  Other Benefits
                                               2001    2000     1999

Service cost                                  $ 0.9   $ 0.9    $ 1.8
Interest cost                                   4.1     4.1      4.6
Amortization                                   (0.6)   (0.6)      --
Recognized actuarial gain                      (4.0)   (3.7)    (2.7)
Special items                                    --      --     (0.4)
                                              -----   -----    -----
Postretirement benefit cost                   $ 0.4   $ 0.7    $ 3.3
                                              =====   =====    =====

A reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                         Pension Benefits      Other Benefits
                                         2001       2000      2001       2000
Change in benefit obligation:
Benefit obligation at                 $  656.1   $  689.8   $   58.2   $   64.7
  beginning of year
Service cost                              15.4       16.9        0.8        0.9
Interest cost                             45.1       44.9        4.1        4.1
Actuarial loss (gain)                     17.2      (32.8)       1.6       (7.0)
Plan amendments                             --       (0.7)        --        0.4
Exchange rate changes                    (12.2)      (7.9)        --         --
Settlements/curtailments                    --       (0.6)        --         --
Benefits paid                            (50.8)     (55.0)      (5.2)      (4.9)
Other items                                1.2        1.5         --         --
                                      --------   --------   --------   --------
Benefit obligation at end of year        672.0      656.1       59.5       58.2
                                      ========   ========   ========   ========

Change in plan assets:
Fair value at beginning of year          985.3      928.2         --         --
Actual return on plan assets             (78.9)     117.0         --         --
Settlements                                 --       (0.4)        --         --
Employer contribution                     11.0       11.8       (0.4)       0.3
IRC section 401(h) transfer               (5.6)      (4.6)       5.6        4.6
Exchange rate changes                    (13.5)      (8.6)        --         --
Benefits paid                            (50.8)     (55.0)      (5.2)      (4.9)
Other items                               (1.1)      (3.1)        --         --
                                      --------   --------   --------   --------
Fair value at end of year                846.4      985.3         --         --
                                      ========   ========   ========   ========

Funded status                            174.3      329.2      (59.5)     (58.2)
Unrecognized actuarial gain              (41.6)    (237.3)     (46.6)     (52.7)
Unrecognized transition (asset)           (2.9)      (7.6)       0.7        0.9

Unrecognized prior service
  obligation benefit                      (4.6)      (4.7)      (4.2)      (4.8)
Employer - fourth quarter contribution     1.3        1.2         --         --
                                      --------   --------   --------   --------
Net amount recognized                 $  126.5   $   80.8   $ (109.6)  $ (114.8)
                                      ========   ========   ========   ========

During 2001 and 2000, in accordance with Internal Revenue Code section 401(h), we transferred $5.6 and $4.6, respectively, of excess pension assets to fund postretirement benefits.

Amounts recognized on the balance sheet are as follows:


                                           Pension Benefits       Other Benefits

                                           2001       2000        2001        2000

Other noncurrent assets                 $  212.0    $  166.2   $     --     $    --
Noncurrent liabilities                     (89.1)      (85.6)    (109.6)     (114.8)
Intangible assets, net                       0.1         0.2         --          --
Accumulated other comprehensive income       3.5          --         --          --
                                        --------    --------   ---------    --------
Net amount recognized                   $  126.5    $   80.8   $  (109.6)   $ (114.8)
                                        ========    ========   =========    ========

Balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

                                    Plans with Projected        Plans with
                                     Benefit Obligations    Accumulated Benefit
                                      in Excess of Plan    Obligations in Excess
                                           Assets             of Plan Assets
                                         2001     2000        2001      2000

Projected benefit obligation           $ 221.0   $ 84.9       N/A       N/A

Accumulated benefit obligation             N/A      N/A    $ 82.2    $ 80.6

Fair value of plan assets              $ 124.9   $  2.5    $   --    $  1.3

Health Care Inflation and Cost Trend Rates

The health care inflation assumption used to determine the postretirement benefits liability was 7.0% for 2001 and 7.5% for 2000, decreasing gradually to 5.5% by 2004 and remaining at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components by $0.5 and the postretirement benefit obligation by $6.1. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components by $0.4 and the postretirement benefit obligation by $5.2.


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

We believe that 2001, 2000 and 1999 pro forma amounts are not representative of the effects of stock-based awards on future pro forma net income and earnings per share because these pro forma amounts exclude the pro forma compensation expense related to unvested stock options granted before 1996. In addition, certain options vest over several years, and terms and conditions of awards in future years may vary.

As required by SFAS No. 123, we have disclosed below the pro forma impact of using the fair value method to calculate compensation expense of stock options and stock purchase rights granted.

                                               2001       2000      1999

Net income           As reported             $ 132.1    $ 144.7   $ 151.9
                     Pro forma               $ 122.0    $ 133.8   $ 144.0

Earnings per share   As reported - basic       $1.27      $1.35     $1.40
                     Pro forma - basic         $1.18      $1.25     $1.33
                     As reported - diluted     $1.26      $1.34     $1.39
                     Pro forma - diluted       $1.16      $1.24     $1.32


The weighted average fair values of options granted in 2001, 2000 and 1999 were $14.90, $11.30 and $5.91, respectively.

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

                                        2001        2000        1999

Risk-free interest rate                  6.0%        6.0%       4.6%
Expected life                         4.2 years   4.1 years  4.2 years
Expected volatility                     38.6%       35.3%      30.1%
Expected dividend yield                  0.9%        0.5%       0.6%

The following table summarizes information about stock options outstanding at June 30, 2001:

                           Options Outstanding                Options Exercisable
                                Weighted
                                 Average        Weighted
    Range of                    Remaining        Average                   Weighted
    Exercise        Options    Contractual      Exercise      Options       Average
     Prices         (000's)    Life (yrs.)        Price       (000's)    Exercise Price

 $17.19 - $18.97     1,569        7.23           $18.94          719        $18.93
 $21.47 - $29.53     2,224        6.76           $24.07        1,784        $24.23
 $30.00 - $39.75     1,929        8.18           $32.28          498        $32.10
 $40.13 - $48.00     5,293        5.79           $43.02        2,946        $44.13
 $50.94 - $55.13        44        3.91           $52.13           44        $52.13
                    ------        ----           ------        -----        ------
                    11,059        6.60           $33.95        5,991        $34.24
                    ======        ====           ======        =====        ======

Changes in outstanding options are as follows:

                                                                       Weighted
                                                          Options       Average
                                                          (000's)   Exercise Price

Outstanding at June 30, 1998                               8,782        $36.90
  Granted                                                  2,534        $19.54
  Exercised                                                 (256)       $23.14
  Canceled                                                (1,275)       $38.02
                                                          ------        ------
Outstanding at June 30, 1999                               9,785        $32.61
  Granted                                                  2,055        $31.67
  Exercised                                                 (410)       $22.10
  Canceled                                                (1,443)       $39.03
                                                          ------        ------
Outstanding at June 30, 2000                               9,987        $31.99
  Granted                                                  2,526        $40.72
  Exercised                                                 (549)       $22.77
  Canceled                                                  (905)       $38.86
                                                          ------        ------
Outstanding at June 30, 2001                              11,059        $33.95
                                                          ======        ======
Options exercisable at June 30, 2001                       5,991        $34.24
                                                          ======        ======
Options available for grant at June 30, 2001               6,322           N/A
                                                          ======        ======


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

Restricted Stock - The market value of restricted stock awards is recorded as unamortized restricted stock included in capital stock on the balance sheet and is amortized over the term of the restriction period. Amortization expense of restricted stock amounted to $(0.7), $(4.1) and $(7.6) for 2001, 2000 and 1999, respectively. As of June 30, 2001 we had outstanding 376,600 restricted stock awards to employees (368,000 outstanding restricted stock awards as of June 30, 2000).

Performance Shares - The committee awards phantom performance shares that give the recipients the right to receive cash equal to the value of shares of Class A stock that are earned if specific performance goals are achieved during a specific performance period. The awards relate to the 1999-2000, 1999-2001, 2000-2002 and 2001-2003 fiscal-year performance periods. We have recorded $(1.4), $(9.6) and $(5.9) as expense during 2001, 2000 and 1999, respectively, for these awards. In August 2001, we anticipate distributing $7.8 to the award recipients relating to the 1999-2001 performance period. During 2000, we distributed $10.5 to award recipients relating to the 1999-2000 performance period.

1989 Employee Stock Purchase Plan (the ESPP)

Under the ESPP, we are authorized to issue up to 1,650,000 Class A shares, (330,000 Class A shares per annum) principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Class A shares. The purchase price of the shares is 85% of the lower of the fair market values of the Class A stock on the first and last days of the six-month purchase period. In 2001, approximately 38% of eligible employees participated in the ESPP. In the two years prior, the percentage of employee participation was 30% in 2000 and 44% in 1999.

In addition, several of our international subsidiaries have employee stock purchase plans (international ESPP plans) under which we are authorized to issue up to 400,000 Class A shares to our full-time employees. The terms of the international ESPP plans in most locations are essentially the same as the ESPP.

Under the ESPP and the international ESPP plans, employees purchased 176,592 shares in 2001, 191,928 shares in 2000, and 208,752 shares in 1999.

The calculation of the fair value of these shares using the Black-Scholes option-pricing model assumes that options were issued to employees on the first day of the purchase period. The weighted average fair values of these assumed options granted in 2001, 2000 and 1999 were $9.79, $9.13 and $6.99, respectively.

These fair values were estimated using the following assumptions:

                                    2001           2000           1999

Risk-free interest rate             6.0%            5.4%           4.9%
Expected life                     0.5 years      0.5 years      0.5 years
Expected volatility                31.8%           40.7%          37.1%
Expected dividend yield             0.9%            0.5%           0.6%

Other Compensation Plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan) - The 401(k) plan consists of both a profit sharing plan and a savings plan under section 401(k) of the Internal Revenue Code. The savings plan component allows employees to make pre-tax contributions to specified investment options. At the discretion of the Board of Directors, we can make matching contributions to the 401(k) plan. The matching contributions vest 20% per annum over a five-year period. We contributed $10.8, $5.6 and $3.7 to the 401(k) plan for 2001, 2000 and 1999, respectively. Effective July 1, 2000, we ceased contributions to the profit sharing plan component of the 401(k) plan for most of our employees.

Note 9         Income Taxes

Income before provision for income taxes is as follows:

                                      2001       2000       1999

United States                      $  70.4     $  98.9    $ 183.1
International                        117.4       135.8       28.6
                                   -------     -------    -------
Income before income taxes         $ 187.8     $ 234.7    $ 211.7
                                   =======     =======    =======

Components of the provision (benefit) for income taxes are as follows:

                                        2001        2000         1999
Current
   Federal                           $  (4.4)     $   2.9      $  39.4
   State and local                       3.9          4.5          3.7
   International                        51.3         50.2         34.5
                                     -------      -------      -------
   Total current                        50.8         57.6         77.6
                                     =======      =======      =======
Deferred
   Federal                               4.7         33.3         21.3
   State and local                       1.1          3.8          1.8
   International                        (0.9)        (4.7)       (15.6)
                                     -------      -------      -------
  Total deferred                         4.9         32.4          7.5
                                     =======      =======      =======
Provision for income taxes           $  55.7      $  90.0      $  85.1
                                     =======      =======      =======

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                          2001       2000        1999

U.S. statutory tax rate                   35.0%      35.0%       35.0%
International operations                  (1.8)      (1.9)        1.3
State taxes, net                           1.7        2.3         1.4
Tax benefit from disposition of assets    (3.9)      (3.8)         --
Nondeductible goodwill                     3.2        1.9          --
Changes in valuation allowance            (3.5)       4.3          --
Other operating items                     (0.1)      (0.4)        2.3
Other, net                                (0.9)       0.9         0.2
                                          ----       ----        ----
Effective tax rate                        29.7%      38.3%       40.2%
                                          ====       ====        ====

Components of deferred tax assets and liabilities are as follows:

                                                         2001       2000

Deferred compensation and other employee benefits      $  21.3     $ 43.6
Accounts receivable and other allowances                  46.7       54.3
Net operating loss carryforwards                           8.8        9.7
State and local taxes                                     18.8       14.9
Other operating items                                     19.8       14.1
Foreign tax credit                                        18.2         --
Other, net                                                24.1       41.0
                                                       -------     ------
   Gross deferred tax assets                             157.7      177.6
Valuation allowance                                       (9.7)     (19.5)
                                                       -------     ------
   Total net assets                                      148.0      158.1
                                                       =======     ======
Deferred compensation and other employee benefits          7.2        7.4
Unrealized gain on investments                             2.6       56.0
Other, net                                                10.6       12.4
                                                       -------     ------
  Total net liabilities                                   20.4       75.8
                                                       =======     ======
Net deferred taxes                                     $ 127.6     $ 82.3
                                                       =======     ======

Balance sheet classifications of deferred tax assets and liabilities are as follows:

                                                  2001      2000

Prepaid expenses and other current assets       $  79.1    $ 69.5
Other noncurrent assets                            66.4      22.8
Other current liabilities                          (8.0)     (1.9)
Other noncurrent liabilities                       (9.9)     (8.1)
                                                -------    ------
Net deferred taxes                              $ 127.6    $ 82.3
                                                =======    ======

We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $36.6 at June 30, 2001, the majority of which may be carried forward indefinitely, are available to reduce future tax obligations of certain foreign subsidiaries in a number of jurisdictions. In addition, foreign tax credits amounting to $18.2 are available as of June 30, 2001.

Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries because we do not anticipate those undistributed earnings will be remitted in the foreseeable future. Determination of the deferred tax liability related to our investments in foreign subsidiaries is not practicable.

Note 10     Debt

Competitive Advance and Revolving Credit Facility Agreements

We were a party to a Competitive Advance and Revolving Credit Facility Agreement, as amended (the 1996 Credit Agreement), which provided for borrowings of up to $300.0 through October 31, 2001. The 1996 Credit Agreement was amended as of September 2, 1999. Prior to the amendment, the 1996 Credit Agreement included a covenant to maintain a minimum level of consolidated tangible net worth. The amendment provides borrowing flexibility by replacing this covenant with covenants to maintain minimum levels of consolidated assets and net worth and a maximum level of leverage.

On July 27, 2001, we terminated the 1996 Credit Agreement and entered into a Five-Year Revolving Credit and Competitive Advance Facility Agreement that expires on July 27, 2006. We also entered into a 364-Day Revolving Credit and Competitive Advance Facility Agreement that expires on July 26, 2002. Together, these two agreements allow for up to $385.0 in aggregate principal amount borrowings ($192.5 for each agreement).

Each of the new credit agreements includes the following terms:

- Interest rates that are based on several pricing options that can vary based upon our credit rating.
- Authorization to use proceeds of borrowings for general corporate purposes, including acquisitions, share repurchases and commercial paper backup.
- Restrictions on our ability to incur debt, create liens and guarantee indebtedness.
- Covenants relating to a minimum level of interest coverage and a maximum level of leverage.
- Borrowings that may be denominated in U.S. dollars or various foreign currencies.
- Facility fees that are payable quarterly in arrears and paid regardless of use. Fees range between 0.125% and 0.3% of the total commitment.
- Administrative fees and a utilization fee, payable quarterly in arrears, of 0.125% of the loans outstanding when borrowings exceed 33% of the committed amount.

At June 30, 2001, we had short-term borrowings of $160.0 outstanding under the 1996 Credit Agreement. This amount is included in loans and notes payable on the balance sheet. The weighted average interest rate in 2001 for these borrowings was 6.4%. The carrying amount of the borrowings approximated fair value at June 30, 2001 and 2000. At June 30, 2000, there were short-term borrowings of $87.0 outstanding under the 1996 Credit Agreement at a weighted average interest rate of 7.3%.

Lines of Credit

International lines of credit totaled $34.3 at June 30, 2001, and $43.1 at June 30, 2000, of which no amounts were outstanding. These lines of credit expire at various dates throughout 2002.

Note 11        Capital Stock

Capital stock and treasury stock consist of the following:

                                                                     2001           2000
First preferred stock,
  par value $1.00 per share;
  authorized 40,000 shares;
  issued and outstanding 29,720 shares                           $    3.0        $    3.0
Second preferred stock,
  par value $1.00 per share;
  authorized 120,000 shares;
  issued and outstanding 103,720 shares                              10.3            10.3
Third subordinated preferred stock,
  par value $1.00 per share;
  authorized 230,000 shares;
  issued and outstanding 155,022 shares                              15.5            15.5
Preference stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued and outstanding none                                          --              --
                                                                 --------        --------
Total preferred stock                                                28.8            28.8
                                                                 ========        ========
Class A nonvoting common stock,
  par value $0.01 per share;
  authorized 200,000,000 shares;
  issued 119,428,472 shares                                           1.2             1.2
Class B voting common stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued 21,716,057 shares                                            0.2             0.2
                                                                 --------        --------
Total common stock                                                    1.4             1.4

Unamortized restricted stock                                         (0.6)           (1.3)
                                                                 --------        --------
Total capital stock                                              $   29.6        $   28.9
                                                                 ========        ========
Common stock in treasury, at cost
  Class A shares:  29,211,011 in 2001 and 28,961,039 in 2000     $ (662.7)       $ (645.4)
  Class B shares:  9,283,893 in 2001 and 2000                      (239.9)         (239.9)
                                                                 --------        --------
Total common stock in treasury, at cost                          $ (902.6)       $ (885.3)
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

Share Repurchase Authorization

In January 2000, we announced authorization to repurchase up to 5.0 million shares of our outstanding Class A nonvoting common stock. In October 2000, we announced authorization to repurchase up to an additional 5.0 million shares of our outstanding Class A nonvoting common stock. In May 2001, we announced authorization to repurchase up to a total of $250.0 in shares of our outstanding Class A nonvoting common stock, which superseded the 5-million-share repurchase authorization announced in October 2000. As of June 30, 2001, we had purchased approximately 5.0 million shares totaling $167.6 (1.0 million shares totaling $34.1 during 2001 and 4.0 million shares totaling $133.5 during 2000).


Note 12        Commitments and Contingencies

General Litigation

We are a defendant in lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel on such matters, recoveries, if any, by plaintiffs and claimants would not significantly affect our financial position or our results of operations.

In March 2001, we announced a voluntary comprehensive agreement with attorneys general for 32 states and the District of Columbia regarding standards for direct mail sweepstakes promotions. We will promote consumer education and adopt standards for promotions in the United States similar to those agreed to by other direct marketing and publishing companies. The agreement includes establishment of a consumer fund of approximately $6.0 to be used at the discretion of the attorneys general for activities including consumer education efforts. In addition, we will include with all sweepstakes promotion mailings a fact sheet that explains in detail how our sweepstakes work and will modify the language and packaging we use for those mailings. We have paid the total amount due under the agreement, including approximately $2.0 in attorneys' fees, all of which was accrued in prior periods.

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

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

                                      2001       2000       1999

Rental expense                       $ 17.1     $ 20.6     $ 18.5
Sublease income                        (2.6)      (1.6)      (0.9)
                                     ------     ------     ------
Net rental expense                   $ 14.5     $ 19.0     $ 17.6
                                     ======     ======     ======

Future minimum rental commitments, net of sublease income, for noncancelable operating leases are as follows:

                         Minimum         Minimum
                          Rental         Sublease
                         Payments         Income            Net

2002                      $ 15.0         $  (4.6)          $ 10.4
2003                      $ 14.1         $  (4.6)          $  9.5
2004                      $ 11.7         $  (4.7)          $  7.0
2005                      $ 11.3         $  (4.8)          $  6.5
2006                      $ 14.1         $  (4.8)          $  9.3
Later years               $ 77.7         $ (29.4)          $ 48.3


Note 13        Segments

During the fourth quarter of 2001 we modified our reporting segments to reflect our new internal management organization. We have restated results of operations for prior periods to conform to our new operating segments.

North America Books and Home Entertainment publishes and markets, primarily through direct marketing, Books and Home Entertainment products (Select Editions; series and general books; and music, video and Young Families products) in the United States and Canada. In addition, North America Books and Home Entertainment publishes and markets Reader's Digest magazine in Canada and sells this magazine and other magazines and products through youth fundraising campaigns of QSP Canada, Inc. North America Books and Home Entertainment also sells books and gift items by display marketing products on-site at schools and businesses through Books Are Fun.

U.S. Magazines publishes and markets, primarily through direct marketing, Reader's Digest magazine and several Special Interest magazines in the United States. In addition, U.S. Magazines sells its magazines and other magazines and products through youth fundraising campaigns of QSP.

International Businesses operates outside of the United States and Canada. This segment publishes and markets, primarily through direct marketing, Books and Home Entertainment products (described above), Reader's Digest magazine in numerous editions and languages, and certain Special Interest magazines.

New Business Development comprises of the activities of Gifts.com, Inc. (including Good Catalog Company), financial services alliances, certain Special Interest magazines in international markets and other developing businesses.

Reportable segments are based on our method of internal reporting and each operating segment is a strategic business unit that is managed separately. Prior period revenue and operating profit (loss) information has been restated to present our four reportable segments. Accounting policies of our segments are the same as those described in Note 1. In addition, we allocate all corporate administrative costs to operating segments on the basis of headcount and, where appropriate, revenue and estimated usage.

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

Operating Segment Financial Information

                                              Years ended June 30,
                                         2001         2000          1999
                                                     RESTATED     RESTATED
Revenues
   North America Books and Home
    Entertainment                    $    719.0    $    703.6    $    584.0
   U.S. Magazines                         651.6         579.9         603.5
   International Businesses             1,093.8       1,145.8       1,238.7
   New Business Development                53.8          55.2          32.3
                                     ----------    ----------    ----------
Total revenues                       $  2,518.2    $  2,484.5    $  2,458.5
                                     ==========    ==========    ==========
Operating profit (loss)
   North America Books and Home
    Entertainment                    $     70.9    $     90.1    $     39.1
   U.S. Magazines                          76.9          89.2         104.6
   International Businesses               116.2         118.3          28.0
   New Business Development               (16.6)        (40.4)         (4.7)
                                     ----------    ----------    ----------
Segment operating profit                  247.4         257.2         167.0
Other operating items                     (18.4)         (3.4)        (37.9)
                                     ----------    ----------    ----------
Total operating profit               $    229.0    $    253.8    $    129.1
                                     ==========    ==========    ==========
Identifiable assets
   North America Books and Home
    Entertainment                    $    556.1    $    534.8    $    261.6
   U.S. Magazines                         190.0         146.4         299.1
   International Businesses               479.1         538.1         558.3
   New Business Development                67.2          22.1          20.9
   Corporate                              382.7         488.3         476.6
                                     ----------    ----------    ----------
Total identifiable assets            $  1,675.1    $  1,729.7    $  1,616.5
                                     ==========    ==========    ==========

                                                Years ended June 30,
                                              2001      2000      1999
                                                      RESTATED  RESTATED
Depreciation, amortization and asset
 impairments
  North America Books and Home
   Entertainment                             $ 22.7    $ 20.9    $ 13.8
  U.S. Magazines                               17.6      13.2      15.5
  International Businesses                     10.8      15.8      21.0
  New Business Development                      0.1       0.5       0.3
  Corporate                                    12.2       0.8      15.9
                                             ------    ------    ------
Total depreciation, amortization and
 asset impairments                           $ 63.4    $ 51.2    $ 66.5
                                             ======    ======    ======
Capital expenditures
  North America Books and Home
   Entertainment                             $  2.8    $  9.2    $  4.7
  U.S. Magazines                                4.8       9.9       8.6
  International Businesses                      9.4      10.3       9.7
  New Business Development                      0.1       0.6       1.6
  Corporate                                    26.4       4.3       1.7
                                             ------    ------    ------
Total capital expenditures                   $ 43.5    $ 34.3    $ 26.3
                                             ======    ======    ======

Information about geographic areas is as follows:

                                                 Years ended June 30,
                                             2001       2000        1999
                                                      RESTATED    RESTATED

Revenues
   United States                          $ 1,280.9   $ 1,229.1   $ 1,103.8
   International                            1,240.7     1,261.0     1,359.8
   Inter-area                                  (3.4)       (5.6)       (5.1)
                                          ---------   ---------   ---------
Total revenues                            $ 2,518.2   $ 2,484.5   $ 2,458.5
                                          =========   =========   =========
Revenues inter-area
   United States                          $     1.8   $     1.9   $     1.5
   International                                1.6         3.7         3.6
                                          ---------   ---------   ---------
Total revenues inter-area                 $     3.4   $     5.6   $     5.1
                                          =========   =========   =========
Long-lived assets
   United States                          $   688.4   $   665.3   $   282.6
   International                              102.5        80.5       136.7
                                          ---------   ---------   ---------
Total long-lived assets                   $   790.9   $   745.8   $   419.3
                                          =========   =========   =========

Independent Auditors' Report


The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for an investment in an affiliate from the cost method to the equity method of accounting. As discussed in Note 7 to the Consolidated Financial Statements, for the year ended June 30, 1999, the Company changed its method for calculating the market-related value of pension plan assets used in the determination of pension expense.

KPMG LLP
New York, New York
August 14, 2001

Report of Management


We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles; certain estimates and judgements were applied as required. Financial information in this Annual Report is consistent with that in the financial statements.

We are responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system of internal safeguards is characterized by a control-oriented environment that includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors.

KPMG LLP, independent auditors, have audited and reported on our consolidated financial statements. Their report is presented herein.

The Audit Committee of the Board, composed of non-management directors, meets periodically with KPMG LLP, the company's internal auditors and management representatives to review internal accounting control, auditing and financial reporting matters. Both KPMG LLP and the internal auditors have unrestricted access to the Audit Committee and may meet with the committee with or without management present.






Thomas O. Ryder
Chairman of the Board and
Chief Executive Officer

Selected Financial Data


 In millions, except per share data                      2001(2)       2000(3)       1999(4)       1998(5)        1997(6)

Income Statement Data                                                 RESTATED       RESTATED      RESTATED      RESTATED
Revenues                                               $ 2,518.2     $ 2,484.5      $ 2,458.5     $ 2,618.5     $ 2,823.8
EBITDA as adjusted(1)                                    $ 304.2     $   304.7      $   210.7     $   146.3     $   274.6
Operating profit                                         $ 229.0     $   253.8      $   129.1     $    30.2     $   192.8
Net income                                                $132.1     $   144.7      $   151.9     $    17.9     $   133.5
Basic and diluted earnings per share                 $1.27/$1.26   $1.35/$1.34    $1.40/$1.39         $0.16         $1.24
Dividends per common share                                $0.200        $0.200         $0.375         $0.90         $1.80
                                                          ------        ------         ------         -----         -----

Balance Sheet Data                                                    RESTATED
Cash and cash equivalents, short-term investments
 and marketable securities                                $ 47.3     $   227.6      $   437.2     $   126.1     $   102.4
Total assets                                           $ 1,675.1     $ 1,729.7      $ 1,616.5     $ 1,501.7     $ 1,615.8
Stockholders' equity                                     $ 456.2     $   475.2      $   381.5     $   258.6     $   346.0
Weighted-average common shares outstanding (basic    102.7/103.7   106.0/107.0    107.3/108.0         106.5         106.7
 and diluted)
Book value per common share                                $4.44         $4.48          $3.28         $2.14         $2.98
                                                         -------     ---------      ---------     ---------     ---------


  (1)Earnings before interest, taxes, depreciation and amortization (EBITDA as adjusted) represents operating profit excluding other operating items, depreciation and amortization.
  (2)Results for 2001 include the net effect of second quarter adjustments and fourth quarter charges (aggregate pre-tax charges of $18.4).
  (3)Results for 2000 include the net effect of third quarter charges and fourth quarter adjustments (aggregate pre-tax charges of $3.4).
  (4)Results for 1999 include the net effect of second and fourth quarter charges (aggregate pre-tax charges of $37.9).
  (5)Results for 1998 include the effect of first quarter charges (aggregate pre-tax charges of $70.0).
  (6)Results for 1997 include the effect of fourth quarter charges (aggregate pre-tax charges of $35.0).

  RESTATED - Results for 2000 were restated to reflect equity in losses in BrandDirect Marketing. Results for all prior fiscal years were restated to reflect gross versus net presentation of revenues as described in Note 1 to our Notes to Consolidated Financial Statements.

Selected Quarterly Financial Data and Dividend and Market Information
 (Unaudited)

In millions, except per
share data and                     Operating                    Net Income (Loss)                   Stock Price Range
shareholder information              Profit   Dividends             Per Share  Per Share                High - Low
                         Revenues    (Loss)  Per Share(1)   Amount    Basic     Diluted        Class A             Class B

 2001                    RESTATED   RESTATED               RESTATED  RESTATED   RESTATED
    First Quarter        $   551.5   $  44.3    $0.050     $  22.3    $0.21      $0.21     $41.88 - $33.13      $38.00 - $29.63
    Second Quarter (2)       824.3     164.4     0.050       103.8     1.01       0.99     $40.44 - $32.44      $35.88 - $28.75
    Third Quarter            597.9      40.3     0.050        27.9     0.27       0.27     $40.50 - $26.25      $35.25 - $23.25
    Fourth Quarter(2)        544.5     (20.0)    0.050       (21.9)   (0.22)     (0.22)    $29.98 - $25.50      $27.10 - $23.00
                         ---------   -------    ------      ------    -----      -----     ------   ------      ------   ------
                         $ 2,518.2   $ 229.0    $0.200     $ 132.1    $1.27      $1.26     $41.88 - $25.50      $38.00 - $23.00
                         =========   =======    ======     =======    =====      =====     ======   ======      ======   ======


 2000                    RESTATED   RESTATED               RESTATED  RESTATED   RESTATED
    First Quarter        $   511.2   $  38.8    $0.050     $  28.6    $0.26      $0.26     $42.50 - $28.75     $39.13 - $26.25
    Second Quarter           805.2     146.2     0.050        86.3     0.81       0.80     $33.50 - $26.75     $30.13 - $24.50
    Third Quarter(3)         608.3      31.1     0.050        12.8     0.12       0.12     $39.63 - $28.38     $35.75 - $25.25
    Fourth Quarter(3)        559.8      37.7     0.050        17.0     0.16       0.16     $41.13 - $29.69     $37.75 - $26.00
                         ---------   -------    ------      ------    -----      -----     ------   ------      ------   ------
                         $ 2,484.5   $ 253.8    $0.200     $ 144.7    $1.35      $1.34     $42.50 - $26.75     $39.13 - $24.50
                         =========   =======    ======     =======    =====      =====     ======   ======     ======   ======


Our Class A and Class B stock are listed on the New York Stock Exchange under the symbols RDA and RDB, respectively. As of June 30, 2001, there were approximately 1,725 holders of record of our Class A stock and 187 holders of record of our Class B stock.
(1) Cash dividends on common stock are declared and paid share and share alike on Class A and Class B stock.
(2) Results for 2001 include the net effect of second quarter pre-tax adjustments of $(8.2) and fourth quarter pre-tax charges of $26.6.
(3)Results for 2000 include the net effect of third quarter pre-tax charges of $9.3 and fourth quarter pre-tax adjustments of $(5.9).
RESTATED - Results for certain quarters of 2001 and 2000 were restated to reflect equity in losses in BrandDirect Marketing. Results for all quarters were restated to reflect gross versus net presentation of revenues as described in Note 1 to our Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries