Form 10-K, Exhibit 13
period 2003-06-30
READERS DIGEST ASSOCIATION INC
filed 2003-08-19
CIK 858558

Exhibit 13


Management's Discussion and Analysis
Dollars in millions, except per share data


Unless otherwise indicated, references in Management's Discussion and Analysis to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2003, 2002 and 2001, unless otherwise indicated, are to fiscal 2003, fiscal 2002 and fiscal 2001, respectively. Our fiscal year represents the period from July 1 through June 30.

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with our Consolidated Financial Statements and related Notes. Certain amounts and percentages do not recalculate due to rounding.


Results of Operations:  Company-Wide

Modifications to Our Operating Segments

During the fourth quarter of 2003 we modified our operating segments to reflect our new internal management organization. Each of our three segments (Reader's Digest North America, Consumer Business Services and International Businesses) reports its results to our chief operating decision maker, who uses such information to assess segment performance. We have restated operating segment results of operations for prior periods to conform to our new operating segments. Additionally, we separately report Corporate Unallocated expenses, which include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs. The new organization structure is designed to combine related businesses and facilitate efforts in leveraging best practices to significantly reduce overhead and operating costs. In addition, our new internal management and reporting structure provides greater transparency to our operating results.

Reader's Digest North America

This segment comprises our operations in the United States and Canada that:
  - Publish and market (primarily through direct marketing) Reader's Digest magazine and several special interest magazines;
  - Publish and market (primarily through direct marketing) the magazines and books of, and operate the complementary businesses of, Reiman Media Group, Inc., which we acquired on May 20, 2002; and
  - Publish and market (primarily through direct marketing) Books and Home Entertainment products, which include
        Select Editions, series and general books, and music and video products related to some or all of the following affinities: reading, home and health, and entertainment.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader's Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. The publications of Reiman Media Group have minimal advertising revenues, and accordingly, circulation is the primary driver of performance in this business. The results of our Books and Home Entertainment business are driven by its universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises our operations that:
  - Sell books and gift items by display marketing products on-site through independent sales representatives at schools and businesses through Books Are Fun, Ltd. in the United States and Canada;
  - Sell our magazines and other publishers' magazines and other products through youth fundraising campaigns of QSP, Inc. in the United States and Quality Service Programs Inc. in Canada (QSP Canada);
  - Publish and market (primarily through retail channels as well as through Books Are Fun, Ltd. and QSP, Inc.) Books and Home Entertainment products of Young Families and Children's Publishing;
  - Promote our financial services marketing alliances in the United States and Canada; and
  - Sold gifts and other merchandise through Gifts.com, Inc. (including Good Catalog Company), which ceased operations in 2002.

The primary focus of the Consumer Business Services segment is to grow revenues by selling products through non-direct marketing channels. The larger businesses in this segment are focused on expanding their sales forces, thereby increasing coverage of markets each serves. The performance of these businesses is driven by product selection, the number of accounts or events held, and the average sales per account or event.

International Businesses

This segment comprises our operations outside of the United
States and Canada that:
  - Publish and market (primarily through direct marketing) Books and Home Entertainment products (described above), Reader's Digest magazine in numerous editions and languages, and several special interest magazines; and
  - Establish and develop the operations of our financial services marketing alliances and other new business development initiatives, including the introduction of display marketing.

The performance of these businesses is driven by similar factors to those in the Reader's Digest North America segment except that results are more susceptible to changes in local market conditions due to the number of countries in which we operate. The results for Reader's Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our Books and Home Entertainment products in these markets is driven by its universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Intercompany Eliminations and Corporate Unallocated Expenses

We present our segment revenues and operating profits on an arm's-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results.
Revenues and expenses attributable to intercompany transactions are included in the results of our operating segments. Such amounts are eliminated (under the Intercompany Eliminations caption below) to reconcile our operating segment amounts to consolidated amounts, as reported in our income statements. In addition to intercompany revenues and expenses, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance.
Corporate Unallocated expenses include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs.

Summary of Operating Segment Results

                                            Years ended June 30,
                                      2003         2002         2001

Revenues
  Reader's Digest North America     $   854      $   649      $   777
  Consumer Business Services            641          668          645
  International Businesses            1,008        1,078        1,118
  Intercompany eliminations             (28)         (26)         (22)
                                    -------      -------      -------
Total revenues                      $ 2,475      $ 2,369      $ 2,518
                                    =======      =======      =======

Operating profit (loss)
  Reader's Digest North America     $    61      $    (2)     $    40
  Consumer Business Services             91           88           71
  International Businesses               49          106          139
  Corporate Unallocated                 (22)          (7)          (3)
  Other operating items, net(1)         (40)         (27)         (18)
                                    -------      -------      -------
Operating profit                    $   139      $   158      $   229
                                    =======      =======      =======

Intercompany eliminations
  Reader's Digest North America     $    (1)     $    (4)     $    (2)
  Consumer Business Services            (24)         (16)         (11)
  International Businesses               (3)          (6)          (9)
                                    -------      -------      -------
Total intercompany eliminations     $   (28)     $   (26)     $   (22)
                                    =======      =======      =======

(1) Other operating items, net in 2003 related to: 13% to Reader's Digest North America, 6% to Consumer Business
    Services, 64% to International Businesses and 17% to corporate departments that benefit the entire organization. In 2002, these items related to: 22% to Reader's Digest North America, 27% to Consumer Business Services, 16% to International
    Businesses and 35% to corporate departments that benefit the entire organization. Excluding adjustments of $10 related to a favorable tax settlement, other operating items, net in 2001 related to: 56% to Reader's Digest North America, 39% to International Businesses and 5% to corporate departments that benefit the entire organization.


Revenues and Operating Profit

2003 v. 2002

Revenues
Revenues increased 4% to $2,475 in 2003, compared with $2,369 in 2002. Excluding the effect of foreign currency translation, revenues increased 1%. The revenue increase was primarily attributable to an increase in revenues in Reader's Digest North America, driven by the addition of a full year of revenues from Reiman, which was acquired on May 20, 2002. Offsetting this growth were lower revenues in International Businesses and, to a lesser extent, Consumer Business Services.

In Reader's Digest North America, the increase in revenues from the addition of a full year of revenues from Reiman was partially offset by lower revenues for U.S. Books and Home Entertainment, due to the elimination of marginally profitable and unprofitable product lines, and by lower revenues for Reader's Digest Magazine, due to lower circulation and advertising revenues. In addition, revenues in 2002 were higher due to the inclusion of revenues from Walking and New Choices magazines, which were discontinued during 2002.

The decline in revenues in International Businesses was primarily across Books and Home Entertainment products, with significant declines in general books, music and video products, and certain series products. The primary markets with declining revenues were the United Kingdom, Germany, France, Mexico and Australia. These declines were partially offset by improved performance in the developing markets of Russia and Hungary.

The decline in revenues in Consumer Business Services was attributable to the absence of revenues from Gifts.com, Inc., which ceased operations in 2002, and to lower revenues from our financial services marketing alliances as a result of the receipt of a one-time payment in connection with the termination of an alliance in 2002. In addition, lower revenues from Young Families due to the elimination of marginally profitable and unprofitable products contributed to the decline. These declines were partially offset by increased revenues at Books Are Fun and Children's Publishing.

Operating Profit
Operating profit declined 12% to $139 in 2003, compared with $158 in 2002. Excluding the effect of foreign currency translation, operating profit declined 16%. The higher restructuring charge in 2003 contributed most of the decline.
Other operating items, net in 2003 were $(40) compared with $(27) in 2002. In addition, Corporate Unallocated expenses were significantly higher ($22 in 2003 compared with $7 in 2002), primarily due to lower net pension income and increased employee-related costs. Partially offsetting a portion of these cost increases were higher profit from certain operating segments, which are described in further detail below.

Operating Segments
The increase in operating profit from our operating segments was driven by Reader's Digest North America, which benefited from the addition of a full year of profit from Reiman and an 80% reduction in losses in our U.S. Books and Home Entertainment business. This increase was partially offset by a 54% reduction in profit for our International Businesses (excluding the effect of foreign currency translation, profit in International Businesses declined 60%). The significant decline in International Businesses was primarily attributable to profit declines in established international markets, including France, Germany, the United Kingdom and Mexico due to the decline in revenues, and was partially offset by lower product and promotion costs.

Product, distribution and editorial expenses increased 6% to $1,002 in 2003, compared with $948 in 2002. Excluding the effect of foreign currency translation, these expenses increased 2%. The increase was driven by the incremental costs, including postage, related to the addition of a full year of costs attributable to Reiman. This increase was partially offset by reduced activity in U.S. Books and Home Entertainment, Reader's Digest magazine and special interest magazines. Costs for other businesses in Reader's Digest North America decreased due to a combination of factors, including the decline in sales volume and our decision to reduce the rate base for Reader's Digest magazine (both of which resulted in fewer products printed), rebates from suppliers and cost-cutting measures. The decline in costs in International Businesses was attributable to lower manufacturing and delivery costs stemming from a decline in sales volume.

Promotion, marketing and administrative expenses increased 5% to $1,294 in 2003, compared with $1,237 in 2002. Excluding the effect of foreign currency translation, these expenses increased 1%. The increase in these expenses was driven by the addition of a full year of costs for Reiman and the amortization of intangible assets acquired with Reiman. This increase was partially offset by a decrease in costs in other businesses in Reader's Digest North America and in International Businesses. These decreases were principally driven by a significant reduction in promotion costs due to our decision to reduce mailing activity in U.S. Books and Home Entertainment and several international markets and to our decision to lower the rate base for Reader's Digest magazine.

Corporate Unallocated
Corporate Unallocated expenses were $(22) in 2003, compared with $(7) in 2002. The increase in expenses was attributable to significantly lower net pension income from our U.S. pension plans ($25 in 2003 compared with $37 in 2002), a higher mix of restricted stock in equity compensation and higher retiree healthcare costs. Expenses for governance and other corporate-related expenses were marginally reduced by cost-reduction initiatives. The decline in net pension income was partially a result of our decision to lower the assumed rate of return on our pension assets in accordance with our outlook on long-term asset return trends.

Other Operating Items, Net
Other operating items, net increased significantly to $(40) in 2003, compared with $(27) in 2002. The increase was primarily due to higher severance costs in 2003 relative to 2002, as we implemented cost-reduction programs.

Other operating items, net of $(40) in 2003 comprised: Charges of $(38) for severance and related items, $(3) related to write-downs of assets and $(5) of other costs. These charges were taken to lower our cost base in commensuration with our current revenues and to streamline our business processes. These costs were partially offset by a gain of $3 related to the reversal of severance accruals recorded in previous years and a gain of $3 related to net adjustments to litigation-related accrual balances that had been established in previous years, following settlement of a six-year old lawsuit in the first quarter of 2003. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.

Severance charges recorded in the third and fourth quarters of 2003 of $(38) represent charges taken to terminate approximately 580 positions (35% in North America and 65% in International Businesses), of which approximately 50% were separated during the third and fourth quarters of 2003. The remaining employees, of which a majority are located outside the United States, will be separated during the next several fiscal quarters.

Asset impairments of $(3) principally comprised write-offs related to software and to unprofitable and discontinued products. Other costs of $(5) principally comprised expenses incurred to prepare and review the restructuring plans utilized to streamline our operations in certain domestic and international markets.

Other operating items, net of $(27) in 2002 comprised: Charges of $(36), including $(15) for severance costs, $(8) for contract terminations, and $(13) for asset impairments and other items, adjustments of $7 related to accruals from charges originally recorded in 2001 and prior periods, and a reversal of $2 pertaining to a legal matter that was originally recorded in prior years in other operating items, net.

2002 v. 2001

Revenues
Revenues decreased 6% to $2,369 in 2002, compared with $2,518 in 2001. Excluding the effect of foreign currency translation, revenues decreased 5%. The decline in revenues was attributable to lower revenues in Reader's Digest North America and International Businesses, partially offset by increased revenues in Consumer Business Services. Primary factors contributing to the decline were lower revenues for:
  - General books, music and video products, and Select Editions in our U.S. Books and Home Entertainment business. Lower revenues resulted principally from our significant reduction of mail quantities as a result of promotion changes required by our March 2001 attorneys general sweepstakes agreement and continued softness in the U.S. economy. Moreover, due to the aftermath of the September 11th terrorist attack and subsequent anthrax scare, response rates were lower than expected.
  - Reader's Digest magazine subscriptions, which were adversely affected by the aftermath of the September 11th terrorist attack and the subsequent anthrax scare, as well as by an increased number of new subscribers at lower introductory rates.
  - International Businesses, due to weakness in some markets, including Germany and the United Kingdom, for music products and Select Editions. The decline in revenues was principally driven by reductions in mail quantities to eliminate marginally unprofitable mailings and by lower response rates to mailings. Revenues also declined in Australia, Mexico and Argentina. In Australia, the decline was driven by planned reductions in mail quantities that resulted in lower unit sales. In Mexico, revenues were down principally due to lower sales of music products in direct mail and kiosks. Revenues in Argentina were down principally due to weak economic conditions.

These declines in revenues were partially offset by:
  - A 13% increase in revenues at Books Are Fun from growth in the number of events held and in the average sales per event.
  - Inclusion of revenues amounting to $31 related to Reiman from the date of acquisition, May 20, 2002.
  - Revenue growth in Eastern European countries (excluding Poland) of 26% as a result of higher promotion efforts.
  - An increase in revenues attributable to receipt of a one-time payment in connection with the termination of a financial services marketing alliance.

Operating Profit
Operating profit decreased 31% to $158 in 2002, compared with $229 in 2001. Excluding the effect of foreign currency translation, operating profit decreased 32%. The decline in profit was attributable to declines in Reader's Digest North America and International Businesses, restructuring and other charges of ($27) in 2002, compared with $(18) in 2001, and higher Corporate Unallocated expenses. These declines were partially offset by improved performance in Consumer Business Services.

Operating Segments
Primary factors contributing to the decline included:
  - Lower operating profit in U.S. Books and Home Entertainment due to lower revenues principally in Select Editions and general books and to expenses associated with investments in new marketing channels, including third-party mailing lists. This decline was partially offset by increased operating profit driven by lower promotion costs and the timing of promotion costs at Reader's Digest magazine and by reduced losses from Walking magazine, which was sold in 2002.
  - Lower operating profit in some markets, including the United Kingdom, Australia, Poland and Mexico. The decrease was attributable to lower revenues, the initial costs of investments in new marketing channels and, in some markets, weak economic conditions.

These declines were partially offset by:
  - The absence in 2002 of goodwill amortization,
    primarily related to Books Are Fun, as a result of our adoption of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." If we had not adopted SFAS No. 142, goodwill amortization in 2002 would have been $(25), net of tax.
  - Increased operating profit from Books Are Fun due to
    revenue growth.
  - Increased profits from financial services marketing
    alliances.

Product, distribution and editorial expenses decreased 2% to $948 in 2002, compared with $971 in 2001. This decline was principally a result of lower unit volumes for most product lines in U.S. Books and Home Entertainment, especially music and video products. In addition, the elimination of Walking and New Choices magazines contributed to the decrease in product costs. These declines were partially offset by increased costs from higher sales volume at Books Are Fun and from sales at Reiman after it was acquired.

Promotion, marketing and administrative expenses decreased 5% to $1,237 in 2002, compared with $1,300 in 2001. For Reader's Digest North America the decline in expenses was principally attributable to the strategic reductions in mail quantities to eliminate marginally unprofitable mailings and the elimination of Walking and New Choices magazines. In Consumer Business Services, lower operating costs at Gifts.com, Inc. and the cessation of the amortization of goodwill as required after the adoption of SFAS No. 142 contributed to the decline. The decline in expenses for International Businesses was principally due to the favorable cost impact of lower volumes in some markets and to actions taken in 2001 that streamlined and consolidated administrative functions worldwide.

Corporate Unallocated
Corporate Unallocated expenses were $(7) in 2002, compared with $(3) in 2001. The increase in corporate expenses was driven by lower net pension income from our over-funded U.S. pension plan ($37 in 2002 compared with $42 in 2001) and higher compensation costs, including restricted stock. Corporate governance and other corporate-related expenses were consistent between periods. The decline in net pension income was due to our decision to lower the assumed rate of return on our pension assets to approximate market conditions.

Other Operating Items, Net
Other operating items, net increased to $(27) in 2002, compared with $(18) in 2001. The aggregate charge comprised charges of $(36), including $(15) for severance costs, $(8) for contract terminations, and $(13) for asset impairments and other items, adjustments of $7 related to accrual balances from charges originally recorded in 2001 and prior periods, and a reversal of $2 pertaining to a pending legal matter that was originally recorded in prior years in other operating items, net.

The charges detailed above related to the following actions:
  - $(13) related to our U.S. Books and Home Entertainment business;
  -     $(6) related to our closure of Gifts.com, Inc.; and
  - $(17) related to streamlining various U.S. and international businesses and to reducing global staffing levels.

In connection with these initiatives, we eliminated 289 positions, of which approximately 16% were located outside the United States. A majority of the employee separations were related to U.S. Books and Home Entertainment and administrative functions that support this business, including information technology and Gifts.com, Inc. personnel.

Other operating items, net of $(18) in 2001 comprised: Net charges of $(31) primarily related to severance costs associated with cost-reduction and re-engineering activities; impairment losses of $(7) relating primarily to our investment in Walking magazine; and, offsetting these charges, adjustments of $10 related to accruals originally recorded in years prior to 2001 and adjustments to accruals of $10 as a result of a favorable state tax settlement. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.


Other (Expense) Income, Net

2003 v. 2002

Other (expense) income, net for 2003 was $(39), compared with $(17) in 2002. The primary changes were:
  - Additional interest expense, net of $(28), primarily attributable to the inclusion of a full year of interest expense associated with additional borrowings in the fourth quarter of 2002 to consummate the Reiman acquisition and share recapitalization transactions.
  - Minimal losses from foreign currency transactions in 2003, compared with a loss of $(4) in 2002. This was partially due to the discontinuance of a portion of our hedging program (see
    Note 7, Financial Instruments, in our Notes to Consolidated Financial Statements).
  - A gain of $2 from the sale of a building in Australia in 2003.
  - Lower sales of shares of LookSmart, Ltd. of $5 in 2003, compared with $7 in 2002.

2002 v. 2001

Other (expense) income, net for 2002 was $(17), compared with $(41) in 2001. Excluding equity in losses (including goodwill amortization) associated with our investment in BrandDirect
Marketing, Inc., other (expense) income, net was $(16) in 2001.
The primary factors affecting comparability (other than BrandDirect Marketing, Inc.) are:
  - An investment write-off of $(3) in 2002, compared with investment write-offs of $(21) in 2001.
  - A loss on foreign exchange of $(4) in 2002, compared with a gain on foreign exchange of $1 in 2001.
  - Lower interest income of $5 in 2002, compared with $8 in 2001, due to lower interest rates.
  - Lower gains on the sales of certain assets and contract terminations of $7 in 2002, compared with $13 in 2001, primarily attributable to a contract termination payment recognized in 2001 of $4.
  - Expenses associated with our recapitalization transactions of $(3) (see Note 12, Capital Stock, in our Notes to
    Consolidated Financial Statements).


Income Taxes

2003 v. 2002

The effective tax rate for 2003 was 38.9%, compared with a rate of 35.1% for 2002. The higher tax rate was due to the lower tax benefit realized on our international restructuring charges and non-deductible costs associated with our recapitalization transactions. Excluding these items, the comparable effective tax rate for 2003 was 35.3%, compared with 35.1% in 2002.

2002 v. 2001

The effective tax rate for 2002 was 35.1%, compared with a rate of 29.7% for 2001. The increase was primarily attributable to a change in the valuation allowance in the fourth quarter of 2001 on capital losses relating to BrandDirect Marketing. Excluding this, our effective tax rate was 33.5% in 2001. The higher effective rate in 2002 was attributable to the write-down of certain investments in 2001, which did not occur to the same extent in 2002, as described above, partially offset by the absence in 2002 of nondeductible goodwill amortization primarily related to Books Are Fun as a result of our adoption of SFAS No. 142.


Net Income

2003 v. 2002

As a result of the items discussed above, net income in 2003 was $61 or $0.60 per share on a diluted-earnings basis ($0.61 per share for basic earnings per share). In 2002, net income was $91 or $0.89 per share on a diluted-earnings basis ($0.90 per share for basic earnings per share).

2002 v. 2001

As a result of the items discussed above, net income in 2002 was $91 or $0.89 per share on a diluted-earnings basis ($0.90 per share for basic earnings per share). In 2001, net income was $132 or $1.26 per share on a diluted-earnings basis ($1.27 per share for basic earnings per share).


Results of Operations:  Operating Segments

Reader's Digest North America

2003 v. 2002

Revenues for Reader's Digest North America increased 32% to $854 in 2003, compared with $649 in 2002. This increase was driven by the addition of a full year of revenues for Reiman in 2003 (in 2002 we recognized revenues for Reiman from the date of acquisition, May 20, 2002, until June 30, 2002). Contributing to the improvement were the introduction of new products, including RD Specials and increased advertising and circulation revenues from Selecciones, Reader's Digest Large Print and The Family Handyman.

These improvements in revenues were partially offset by a 36% decrease in revenues in U.S. Books and Home Entertainment, a 5% decline in revenues for Reader's Digest magazine, and the absence of revenues from Walking and New Choices magazines. The decline in revenues for U.S. Books and Home Entertainment was driven by lower revenues for music and video products due to the elimination of unprofitable products, which was announced in the fourth quarter of 2002, including exiting certain unprofitable video products, the catalog business and certain continuity series. Revenues for Select Editions declined due to lower series membership and planned reductions in mailings to third party customer lists.

Lower Reader's Digest magazine revenues were driven by lower circulation revenues, attributable to the reduction in the rate base, and lower renewal pools, partially offset by new subscribers at lower introductory rates. In addition, advertising revenues were lower due to our decision to lower the circulation rate base.

Operating profit for this segment improved to $61 in 2003, compared with a loss of $(2) in 2002. The profit improvement was principally attributable to the revenue changes described above, specifically the addition of a full year of profit from Reiman, the elimination of unprofitable products and lower promotion costs in U.S. Books and Home Entertainment, and the impact of cost-cutting measures.

2002 v. 2001

Revenues for Reader's Digest North America decreased 17% to $649 in 2002, compared with $777 in 2001. The decline in revenues was principally due to the factors described below, partially offset by the addition of $31 in revenues from the acquisition of Reiman in the fourth quarter of 2002. The declines were principally attributable to:
  - Lower sales for most products in U.S. Books and Home Entertainment, especially music and video products and general books. We reduced our mail quantities by approximately 32% in 2002 in anticipation of lower response rates as a result of promotion changes required by the attorneys general sweepstakes agreement and of softness in the U.S. economy. Moreover, due to the aftermath of the September 11th terrorist attack and subsequent anthrax scare, response rates were lower than expected.
  - A decline in revenues for Reader's Digest magazine. Lower circulation revenues resulted principally from the aftermath of the September 11th terrorist attack and subsequent anthrax scare as well as an increased number of new subscribers at lower introductory rates. Advertising revenues declined due to continued softness in the U.S. advertising market.
  - Lower revenues from the sale of Walking magazine in the first quarter of 2002 and the closure of New Choices magazine.

Operating profit for this segment declined to a loss of $(2) in 2002, compared with profit of $40 in 2001. The decline in profit was primarily attributable to the revenue changes described above and expenses associated with investments in new marketing channels, including telemarketing and third party mailing lists. These declines were partially offset by significant cost reductions in our U.S. Books and Home Entertainment business, lower promotion and fulfillment costs for Reader's Digest magazine, the sale of an unprofitable magazine--Walking, and profit of $1 contributed by Reiman.

Consumer Business Services

2003 v. 2002

Revenues for Consumer Business Services decreased 4% to $641 in 2003, compared with $668 in 2002. The decline was driven by the absence of revenues from Gifts.com, Inc., which ceased operations in 2002, and lower revenues from financial services marketing alliances due to a one-time payment received in connection with the termination of a financial services marketing alliance in 2002. In addition, the elimination of unprofitable product lines for Young Families, and lower sales volume due to increased competition for QSP Canada, contributed to the decline.

These declines were partially offset by a 4% increase in revenues at Books Are Fun and increased revenues for Children's Publishing. The improvement in revenues at Books Are Fun was attributable to an increase in the number of business and corporate fairs held and an increase in the average sales per fair for business and corporate fairs. In addition, the introduction of new product lines at Books Are Fun contributed to the increased revenues. Revenues in Children's Publishing increased due to better selling products and increased sales to mass marketers.

Revenues for QSP, Inc. increased 2% in 2003, compared with 2002. Increased revenues due to a higher pricing mix were partially offset by lower volumes for most products, including gift and magazine products, due principally to softness in the economy.

Operating profit increased 2% to $91 in 2003, compared with $88 in 2002. The increase was principally due to profit improvement attributable to the elimination of unprofitable businesses and product lines, including Gifts.com, Inc. Profit at QSP, Inc. were lower as a result of expenses associated with investments in the sales force, the recording of a penalty associated with the minimum purchase commitment related to our World's Finest Chocolate, Inc. licensing agreement and the effect of the dockworkers' strike on the west coast of the United States. Profit at QSP Canada declined due to lower sales volumes and increased fulfillment and other costs. These decreases in profit were partially offset by the impact of a higher pricing mix at QSP, Inc. and the impact of cost-reduction initiatives.

2002 v. 2001

Revenues for Consumer Business Services increased 4% to $668 in 2002, compared with $645 in 2001. The improvement was driven by a 13% increase in revenues for Books Are Fun, due to strong growth in school and corporate events, sales per event, and the successful introduction of art and jewelry events. In addition, revenues from our financial services marketing alliances doubled when compared with 2001. This was due to a contract termination payment of $5 from a former insurance marketing alliance partner and the introduction of a new investment products marketing alliance in the United States.

These increases were partially offset by revenue declines in QSP, Inc., Young Families and Trade Publishing. Revenues at QSP, Inc. declined 3% in part due to the displacement or cancellation of events after the September 11th terrorist attack in the second quarter of 2002, QSP's peak seasonal marketing period. Revenues in Young Families declined due to lower payment rates for orders, and revenues in Children's Publishing declined due to less popular product offerings in 2002.

Operating profit increased 25% to $88 in 2002, compared with $71 in 2001. The improvement in profit was driven by profit growth at Books Are Fun, due in part to the absence of goodwill amortization in accordance with SFAS No. 142, and by lower operating costs for the Gifts.com, Inc. website and the revenue changes described above. Partially offsetting these increases were lower profit for Children's Publishing due to the revenue changes described above.

International Businesses

2003 v. 2002

Revenues for International Businesses decreased 6% to $1,008 in 2003, compared with $1,078 in 2002. Excluding the effect of foreign currency translation, revenues decreased 14%. The decline was principally driven by lower revenues for Books and Home Entertainment products in the United Kingdom, Germany, France, Mexico and Australia principally due to:
  - lower response rates to mailings and lower payment performance partially attributable to weak economies;
  - planned reductions in mail quantities to eliminate marginally profitable mailings and to reduce the unfavorable effect of the intensity of our mailings on our response rates;
  - lower membership in Select Editions and illustrated series products due to a smaller universe of active promotable customers and lower response rates to mailings; and
  - issues associated with outsourcing to new fulfillment vendors in Australia and France.

These decreases were partially offset by improved revenues in two of our developing markets. Revenues in Russia increased due to the introduction of new products and increased series membership. In Hungary, revenues improved due to increased response rates to mailings and increased mail quantities.

Operating profit in this segment declined 54% to $49 in 2003, compared with $106 in 2002. Excluding the effect of foreign currency translation, profit declined 60%. The profit decline was attributable to the changes in revenues described above, partially offset by lower product and promotion costs.

2002 v. 2001

Revenues for International Businesses decreased 4% to $1,078 in 2002, compared with $1,118 in 2001. Excluding the effect of foreign currency translation, revenues decreased 2%. Declines were principally attributable to weaker performance in certain markets, including Australia, Germany, Argentina, the United Kingdom and Poland. During the third quarter of 2002, we experienced slightly lower response rates in countries that converted to the euro (promotional efforts may differ significantly depending on the market). We evaluate promotional investments on a market-by-market basis taking into consideration various factors, including the local economic environment. Specific details of revenue declines include:
  - A decline in revenues across a majority of the products in Australia due to a 25% reduction in mail quantities as part of a plan to lower mailing intensity and due to lower response rates compared with 2001. In addition, during late 2001 and early 2002 we restructured the management team to focus on revitalizing the business.
  - A revenue decline in Germany as a result of reduced mail quantities for music products and lower response rates to mailings for Select Editions products. Mail quantities were reduced to eliminate marginally unprofitable mailings. These declines were partially offset by the results of mailings for new products promoted in the second half of 2002.
  - A 45% decline in revenues in Argentina attributable to strategic reductions in mail quantities in response to the poor economic conditions in the country.
  - A revenue decline in the United Kingdom primarily due to lower response rates for general books mailings and the timing of Select Editions promotions. These reductions were partially offset by higher revenues for some products from the use of new marketing channels. In addition, response rates were lower for Reader's Digest magazine promotional mailings; however, this decline was partially offset by increased subscription renewals.
  - A decline in revenues in Poland for most products due to lower mail quantities and response rates compared with 2001. The decline was partially offset by the introduction of new products and the use of new marketing channels.

The revenue declines above were partially offset by strong performances in Russia and most developing markets, including Hungary, Asia, the Czech Republic and Slovakia. Principal offsetting factors were:
  - Higher revenues of 27% across all products in Russia principally due to increased mail quantities, increased response rates to mailings and new music product introductions in 2002.
  - Higher revenues of 26% in the Eastern European countries (excluding Poland) principally due to increased mail quantities and mailings for general books and new music product introductions in 2002.
  - Increased revenues in Asia principally due to increased mail quantities and response rates to mailings for general books, partially offset by lower mail quantities for music products and Reader's Digest magazine.

Operating profit for this segment decreased 24% to $106 in 2002, compared with $139 in 2001. Excluding the effect of foreign currency translation, operating profit decreased 26%. The decrease was primarily attributable to the revenue changes described above as well as increased promotion costs in the United Kingdom. In addition, the expenses associated with investments in new marketing channels, including telemarketing, and new product introductions in the United Kingdom, Australia and Mexico, contributed to the decline. These declines were partially offset by the effects of cost-reduction initiatives in most European markets.


Critical Accounting Policies
(includes forward-looking information)

Our significant accounting policies are more fully described in
Note 1, Organization and Summary of Significant Accounting Policies, in our Notes to Consolidated Financial Statements. The accounting policies described below are those that we believe are critical to an understanding of our financial statements and require management to make significant judgments. These judgments entail estimates and assumptions that are essential to determining the recorded amounts and their impact on our operating results. Due to the uncertainty inherent in these estimates and assumptions, actual results may differ. The determination of the accounting policies that are critical and the assumptions and estimates that we have made have been reviewed and discussed with the Audit Committee of our Board of Directors.

Estimates of Returns and Bad Debt
Our ability to accurately estimate returns and bad debt is critical in determining the amount of revenue to recognize and promotion and agent costs to defer. We present our revenues net of an allowance for returns and bad debt.

We estimate returns for all products as well as cancellations of magazine subscriptions based on historical data, method of promotion and results of market testing for the products.
Reserve levels are adjusted as actual return data is received.
Generally, on a consolidated basis, our estimates of returns have not differed significantly from actual results.

Estimates of bad debts are prepared using historical data based on the type of product and promotion and the source of customer. We review our bad debt reserves periodically to ensure they are appropriately stated. If actual results differ from our estimates, the reserve is adjusted as actual bad debt data is received. Generally, on a consolidated basis, our estimates of bad debts have not differed significantly from actual results.

Inventory Valuation
We periodically assess our inventory for obsolescence and to ensure it is recorded at the lower of cost or market value. In estimating the necessary inventory reserve, we forecast demand for products on hand and assess market conditions, including potential usage in future promotions. Adjustments to inventory reserves are recorded in product, distribution and editorial expenses on our income statements.

Deferred Promotion Costs and Related Amortization
Promotion costs are deferred only if certain criteria are met, including whether the future profit expected to be generated by a promotional campaign are greater than the costs deferred. Estimates of revenues and profits to be generated and of returns are made using historical data based on the type of product, method of promotion and customer targeted. As actual results for a specific promotional campaign are received, the campaign is re-assessed. To the extent the costs of the campaign exceed profit generated, the difference is expensed immediately. Amortization related to deferred promotion expenses is included in promotion, marketing and administrative costs on our income statements.

Pension Assumptions
The calculation of pension income (expense) is based on various actuarial assumptions. The expected return on assets, a significant factor in determining pension expense, requires significant judgment. We review this assumption annually, together with actuarial consultants, to determine a reasonable rate.

During our periodic review of assumptions used in determining the net pension expense to be recorded in 2003 (our measurement date is March 31st of the previous fiscal year), we examined the assumed long-term rate of return on pension assets and the discount rate. These are the most significant factors in determining our net pension income and our benefit obligation.

The assumed long-term rate of return on pension assets represents the rate of return we expect our pension assets to return over an extended time horizon. Accordingly, significant changes in this rate due to short-term fluctuations in market conditions are not appropriate. In 2002, our assumed long-term rate of return on pension assets was 9.75%. Due to lower anticipated rates of return for portfolios with asset allocations similar to those of our pension plans, we reduced our long-term rate of return on pension assets to 9.25% for 2003. For the same reason, we have reduced the long-term rate of return on pension assets to 8.75% for fiscal 2004.

In 2002, our discount rate was 7.25%. In the United States, the discount rate should approximate high quality long-term corporate bond rates. Due to declining interest rates, our discount rate for 2003 was reduced to 6.25%.

Income and expenses associated with our pension plans are included in promotion, marketing and administrative expenses on our income statements.

Restructuring Charges
We establish reserves for severance costs, contract terminations and asset impairments as a result of costs incurred to streamline our organization and reposition certain businesses.

In 2003 the FASB issued SFAS No. 146, "Accounting for Costs
Associated with Exit or Disposal Activities." This statement superseded Emerging Issues Task Force Issue (EITF) No. 94-3,
"Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs
Associated with a Restructuring)," and required that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. Such liabilities are recorded based on their fair value, as defined. The provisions of this statement apply to all costs accrued related to restructuring activities, including one-time severance benefits. However, because our severance benefits are not considered one-time, we recognize these benefits under the provisions of SFAS No. 112, "Employers'
Accounting for Postemployment Benefits" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions were recorded in accordance with SFAS No. 88). As such, amounts for severance are recognized when a termination plan is developed and approved and when payment is probable and estimable. Restructuring charges for all other types of costs, such as contract terminations, are recorded in accordance with SFAS No. 146.
Asset impairments are calculated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

For charges prior to December 31, 2002, estimates of costs incurred to complete those actions, such as future lease payments, sublease income, the fair value of assets, and contract termination settlements, were based on assumptions at the time management was committed to a plan. To the extent actual costs differed from those estimates, reserve levels were adjusted. In addition, plans for certain severance actions were revised due to changes in business conditions that we did not foresee at the time such plans were approved.

The impact of restructuring charges is recorded in other operating items, net on our income statements.

Goodwill and Other Intangible Assets
In accordance with SFAS No. 142, goodwill and intangibles with indefinite lives must be assessed annually for impairment. These assessments, which require a great deal of judgment, involve management's estimates of future cash flows, market trends and other factors. If goodwill is determined to be impaired, a loss is recorded in accordance with the statement.

In accordance with SFAS No. 144, intangible assets with finite lives must be assessed for impairment whenever changes in circumstances indicate that the assets may be impaired. Similar to goodwill, the assessment for impairment requires estimates of future cash flows related to the intangible asset. To the extent the carrying value of the asset exceeds its future cash flows, an impairment loss is recorded based on the fair value of the asset. Asset impairments are recorded in other operating items, net on our income statements.


Liquidity and Capital Resources
(includes forward-looking information)

The consolidated statement of cash flows for the year ended
June 30, 2003, is summarized below:



Cash and cash equivalents at June 30, 2002                      $ 108

Net change in cash due to:
  Operating activities                                            153
  Investing activities                                            (16)
  Financing activities                                           (197)
  Effect of exchange rate changes on cash and cash equivalents      3
                                                                -----
Net change in cash and cash equivalents                           (57)
                                                                -----
Cash and cash equivalents at June 30, 2003                      $  51
                                                                =====

Cash and cash equivalents decreased 52% to $51 as of June 30, 2003, compared with $108 as of June 30, 2002. Cash flow from operations increased to $153 in 2003, compared with $133 in 2002. The increase in cash flow from operations was principally attributable to a full year of cash flows from Reiman. Other factors contributing to the positive cash flow from operations include cash generated by Books Are Fun and QSP, Inc.

Significant uses of cash in 2003 related to:
  - Repurchasing $100 of shares in connection with the recapitalization transactions.
  - Repayment of $85 of our borrowings.
  - Cash payments for dividends of $21.

Borrowings
During 2002, in connection with the Reiman acquisition, which was completed in the fourth quarter of 2002, and with the recapitalization transactions, we amended and restated our Five-Year Revolving Credit and Competitive Advance Facility Agreement and entered into a Term Loan Agreement with a syndicate of banks and other financial institutions (see Note 11, Debt, in our Notes to Consolidated Financial Statements for additional information). (The Five-Year Revolving Credit and Competitive Advance Facility Agreement and the Term Loan Agreement are collectively referred to as the 2002 Credit Agreements.) Borrowings under the Five-Year Revolving Credit and Competitive Advance Facility Agreement may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Borrowings under the 2002 Credit Agreements are secured by substantially all of our assets and are subject to various covenants, including limitations on additional debt for money borrowed and related guarantees, acquisitions, share repurchases, liens, and minimum interest coverage and maximum leverage ratios.

In the fourth quarter of 2003, we and the syndicate of lenders amended the 2002 Credit Agreements. The amendments included modifications to ease the leverage covenant (which specifies the maximum ratio of debt to EBITDA) and to exclude the impact of certain cash restructuring charges from the calculation of EBITDA in 2003 and 2004. The amendment also increased the interest rate we pay on outstanding borrowings by up to 50 basis points based upon our credit rating as of June 30, 2003.

The Term Loan Agreement requires quarterly principal repayments, with the final payment due in 2008. Aggregate mandatory principal payments are $31 in fiscal 2004, $55 in fiscal 2005, $78 in fiscal 2006, $75 in fiscal 2007, and $626 in fiscal 2008. The Term Loan Agreement also requires us to use our excess cash flow to prepay the principal amount of borrowings. The weighted average interest rate on our borrowings was 4.0%, 3.8% and 6.4% in 2003, 2002 and 2001, respectively.

The interest rate under the Term Loan Agreement is required to be reset from time to time for periods of up to six months. The interest rate is either LIBOR plus a spread based on our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in the Term Loan Agreement. Assuming the LIBOR option, if our credit rating at June 30, 2003 were to decrease one increment, the interest rate under both the Term Loan Agreement and the Five-Year Revolving Credit and Competitive Advance Facility would increase 25 basis points. If our credit rating at June 30, 2003 were to improve one increment, the interest rate on the smaller tranche of the Term Loan and on the Five-Year Revolving Credit and Competitive Advance Facility would decrease 50 basis points.

Under the 2002 Credit Agreements, we are required to hedge at least one-third of borrowings outstanding under the Term Loan Agreement. In July 2002, we entered into agreements to cap at 6% the interest rate on $400 of the LIBOR component of our borrowings under the Term Loan Agreement for a period of three years.

Recapitalization Agreement
On October 15, 2002, we entered into a revised agreement with the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. (the Funds) providing for a series of actions that resulted in all shares of our Class B Voting Common Stock (Class B Stock) and Class A Nonvoting Common Stock (Class A Stock) being recapitalized into a single class of Common Stock with one vote per share. The October 15, 2002 recapitalization agreement replaced the recapitalization agreement that we entered into with the Funds on April 12, 2002. The transactions contemplated by the October recapitalization agreement were completed on December 13, 2002. As a result:
  - We repurchased approximately 4.6 million shares of Class B Stock from the Funds for $100 in cash in the aggregate;
  - Each share of Class A Stock was recapitalized into one share of Common Stock having one vote per share;
  - Each remaining share of Class B Stock was recapitalized into
    1.22 shares of Common Stock;
  - We amended our charter to, among other things, reflect the reclassification of the stock, divide our board of directors into three classes and eliminate action by written consent of our stockholders; and
  - We reclassified as long-term debt the $100 borrowed under the Term Loan Agreement on May 20, 2002 to repurchase stock. On June 30, 2002, the $100 was classified as short-term debt pending completion of the recapitalization transactions.

Four legal actions were commenced against us, our directors and the Funds challenging the original recapitalization transaction announced in April 2002. Three of the four actions were purported class actions; the fourth action was brought by individual stockholders. The parties in two of the three class actions, which were brought on behalf of holders of Class B Stock, entered into a memorandum of understanding setting forth agreements in principle, subject to court approval, with respect to the settlement of those actions. The third class action, which was brought on behalf of holders of Class A Stock, was dismissed with prejudice by the Court of Chancery of the State of Delaware pursuant to a comprehensive settlement agreement that was approved by the Court of Chancery on February 12, 2003. The fourth action was voluntarily dismissed.

Other Liquidity Matters
In May 2001, we announced authorization to repurchase up to a total of $250 in shares of our outstanding Common Stock, which superseded a 5 million share repurchase authorization announced in October 2000. As of June 2002, we had purchased approximately
3.6 million shares for approximately $64 under the May 2001 authorization. Under the 2002 Credit Agreements, we are prohibited from repurchasing our Common Stock until our credit ratings are investment grade.

In the second quarter of 2002, we filed a shelf registration statement with the Securities and Exchange Commission allowing us to issue up to $500 of public debt securities. As of June 30, 2003, no securities had been issued under the registration statement.

At June 30, 2003, some of our international subsidiaries had available lines of credit and overdraft facilities totaling $37.
There were no borrowings outstanding under these facilities at June 30, 2003.

We believe that our liquidity, capital resources, cash flows and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends, debt service and the implementation of our strategic initiatives.


Contractual Obligations and Commitments
(includes forward-looking information)

For information regarding debt and other obligations, including lease commitments and contingencies, see Note 6, Goodwill and Other Intangible Assets, Net; Note 11, Debt; and Note 13, Commitments and Contingencies, in our Notes to Consolidated Financial Statements.

In the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers. The table below details our significant contractual obligations and the timing of payments due for those contracts with minimum purchase requirements.


                                   Less than    One to      Three to    More than
Contractual Obligations            one year   three years  five years   five years

Debt obligations:
  Term Loan Agreement(1)             $  31      $ 133        $ 701        $  --
  Other lines of credit                  1         --           --           --
 Lease commitments:
  Operating leases                      17         26           22           57
Purchase commitments:
  World's Finest Chocolate(2)           55        120          131          828
  Royalty contracts                      4          1           --           --
Service and outsource contracts(3)      44         15           14           10
                                     -----      -----        -----        -----
Total                                $ 152      $ 295        $ 868        $ 895
                                     =====      =====        =====        =====


(1) In the fourth quarter of 2002 we borrowed $950 to complete the Reiman acquisition, finance the recapitalization transactions and pay down existing debt balances. The commitments detailed above represent the mandatory scheduled principal repayments detailed in the Term Loan Agreement, adjusted for the effect of principal repayments made in 2003 in excess of those required. See Note 11, Debt, in our Notes to Consolidated Financial Statements for additional information.
(2) In May 2000 QSP, Inc. entered into a licensing agreement with World's Finest Chocolate, Inc. to obtain the exclusive right to distribute World's Finest Chocolate products for fundraising purposes. This agreement was amended in 2003. The commitments detailed above represent our minimum purchase requirement of chocolate products from fiscal 2004 until the agreement terminates, in fiscal 2020. See Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to Consolidated
    Financial Statements for additional information.
(3) This caption includes a number of service contracts, such as: product fulfillment agreements, information technology license and maintenance agreements, and agreements with postal authorities. These contracts terminate at varying dates ranging from fiscal 2004 through fiscal 2010. The most significant of these commitments expire in fiscal 2004.


Currency Risk Management
(includes forward-looking information)

In the normal course of business, we are exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. We hedge significant known transactional exposures, but generally do not hedge the impact of foreign currency translation on our earnings.

Additional information concerning derivative financial instruments is available in Note 7, Financial Instruments, in our Notes to Consolidated Financial Statements.

Fiscal 2004 Outlook
(includes forward-looking information)

Our plan is to achieve sustainable revenue and profit growth by fiscal 2005. This plan includes more than $20 of incremental investments during fiscal 2004, as well as significant cost reductions intended to result in at least $70 in annual savings by fiscal 2005. We plan to achieve lower costs mainly through overhead reductions, including the scheduled elimination of approximately 580 positions, or 12 percent of the workforce, expected to be completed during the next several fiscal quarters. A majority of the eliminations have been communicated. The costs of these actions were included in the third- and fourth-quarter 2003 restructuring charges.

For each of the three operating segments, we anticipate stabilizing our customer base and improving margins in more mature businesses by reducing direct mail activity in the near term, as well as investing in new products, expanding new customer acquisition channels, and increasing inter-divisional selling opportunities with the goal of driving revenue growth in all businesses.

In the course of meeting our goal of sustainable revenue and profit growth by fiscal 2005, we assume flat to slightly lower operating performance in fiscal 2004, excluding restructuring and special items (these items totaled $40 in 2003), followed by improved performance and double-digit year-over-year profit growth in fiscal 2005. For full-year fiscal 2004, we expect that:
  - Revenues should be flat, as growth at Reiman, Books Are Fun and QSP, Inc. should be offset by planned lower revenues as well as unfavorable business trends in International Businesses.
  - Operating profit should be between $165 and $180. Each operating segment is expected to grow operating profit in the low-to-mid teens. These results should be offset by a $30 increase in Corporate Unallocated expenses relating to lower net pension income from the company's over-funded U.S. pension plan and to higher retiree healthcare and other employee-related costs.
  - Operating profit should include $20 in expenses associated with incremental investments intended to drive revenue growth in the second half of fiscal 2004 and beyond.
  - Earnings per share should be negatively affected by approximately ($0.05) per share compared with 2003 due to the absence of certain gains in other (expense) income, net, associated with assets sold in 2003.
  - Quarter-to-quarter comparisons should be down in the first half of fiscal 2004, attributable to lower international profit, as re-engineering and cost-reduction efforts are implemented to offset negative revenue trends and planned activity reductions. The first half should also be negatively affected by a reduction in U.S. net pension income and the timing of investment spending. Results should improve in the second half, mainly because of the beneficial impact of the cost reductions announced in 2003.
  - We should pay down approximately $150 of debt in fiscal
    2004, even though mandatory principal payments under the Term Loan Agreement are $31 for that year.

Assuming the above, we expect diluted earnings per share to be in the range of $0.75 to $0.85 in fiscal 2004 and higher in fiscal
2005.

In January 2004, we will reduce the circulation rate base for the U.S. edition of Reader's Digest magazine from 11 million copies to 10 million copies. We believe that this reduction will enable the magazine to reduce new subscriber acquisition costs and improve profitability.


Recent Accounting Standards
(includes forward-looking information)

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN No. 46 introduces a new consolidation model with respect to variable interest entities. The new model requires that the determination of control should be based on the potential variability in gains and losses of the variable interest entity being evaluated. The entity with the majority of the variability in gains and losses is deemed to control the variable interest entity and is required to consolidate it. This interpretation is effective on July 1, 2003 (for us, effective fiscal 2004 and thereafter).

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for classifying certain financial instruments that represent obligations, yet also have characteristics similar to equity instruments. Specifically, SFAS No. 150 addresses the accounting for instruments such as mandatorily redeemable securities, certain option contracts and obligations to be settled in shares. SFAS No. 150 is effective for interim periods beginning after June 15, 2003 (for us, effective fiscal 2004 and thereafter).

Adoption of FIN No. 46 and SFAS No. 150 will not have a material impact on our operating results.


Cautionary Statement
(includes forward-looking information)

This report contains or incorporates by reference "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements include any statements that address future results or occurrences. These forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties include factors relating to:

  - the effects of potentially more restrictive privacy and other governmental regulation relating to our marketing methods;
  - the effects of modified and varied promotions;
  - our ability to identify customer trends;
  - our ability to continue to create and acquire a broadly appealing mix of new products;
  - our ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of our customer base;
  - our ability to attract and retain subscribers and customers in an economically efficient manner;
  - the effects of selective adjustments in pricing;
  - our ability to expand and more effectively utilize our customer database;
  - our ability to expand into new international markets and to introduce new product lines into new and existing markets;
  - our ability to expand into new channels of distribution;
  - our ability to negotiate and implement productive acquisitions, strategic alliances and joint ventures;
  - our ability to successfully integrate newly acquired and newly formed businesses (including the Reiman business);
  - the strength of relationships of newly acquired and newly formed businesses (including the Reiman business) with their employees, suppliers and customers;
  - the accuracy of the basis of forecasts relating to newly acquired and newly formed businesses (including the Reiman business);
  - our ability to achieve financial savings related to restructuring programs;
  - our ability to contain and reduce costs, especially through global efficiencies;
  - the cost and effectiveness of our re-engineering of business processes and operations;
  - the accuracy of our management's assessment of the current status of our business;
  - the evolution of our organizational and structural capabilities;
  - our ability to respond to competitive pressures within and outside the direct marketing and direct sales industries, including the Internet;
  - the effects of worldwide paper and postage costs;
  - the effects of possible postal disruptions on deliveries of promotions, products and payments;
  - the effects of foreign currency fluctuations;
  - the accuracy of our management's assessment of the future effective tax rate and the effects of initiatives to reduce the rate;
  - the adequacy of our financial resources;
  - the effects of the terms of, and increased leverage resulting from additional borrowings under, our credit facilities;
  - the effects of interest rate fluctuations;
  - the effects of ratings downgrades resulting from our increased leverage;
  - the effects of economic and political changes in the markets where we compete;
  - the effects of weather in limiting access to consumers; and
  - the economic effects of terrorist activity and subsequent related events, especially those limiting access to consumers and otherwise affecting the direct marketing and direct sales industries.

We do not undertake to update any forward-looking statements.


The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Income


                                                                     Years ended June 30,
In millions, except per share data                           2003          2002            2001

Revenues                                                $   2,474.9    $   2,368.6    $   2,518.2

Product, distribution and editorial expenses               (1,002.2)        (947.7)        (971.2)
Promotion, marketing and administrative expenses           (1,293.8)      (1,236.5)      (1,299.6)
Other operating items, net                                    (39.8)         (26.7)         (18.4)
                                                        -----------    -----------    -----------
  Operating profit                                            139.1          157.7          229.0

Other (expense) income, net                                   (38.7)         (17.1)         (41.2)
                                                        -----------    -----------    -----------
  Income before provision for income taxes                    100.4          140.6          187.8

Provision for income taxes                                    (39.1)         (49.4)         (55.7)
                                                        -----------    -----------    -----------
Net income                                              $      61.3    $      91.2    $     132.1
                                                        ===========    ===========    ===========

Basic and diluted earnings per share

Basic earnings per share
  Weighted average common shares outstanding                   98.1          100.2          102.7

  Basic earnings per share                              $      0.61    $      0.90   $       1.27
                                                        ===========    ===========    ===========

Diluted earnings per share
  Adjusted weighted average common shares outstanding          99.2          100.6          103.7

  Diluted earnings per share                            $      0.60    $      0.89   $       1.26
                                                        ===========    ===========    ===========


See accompanying Notes to Consolidated Financial Statements.


The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Balance Sheets



                                                                        At June 30,
In millions                                                          2003        2002

Assets
Current assets
  Cash and cash equivalents                                      $     51.3  $    107.6
  Accounts receivable, net                                            256.5       295.2
  Inventories                                                         155.7       156.0
  Prepaid and deferred promotion costs                                132.7       140.9
  Prepaid expenses and other current assets                           191.8       153.2
                                                                 ----------  ----------
Total current assets                                                  788.0       852.9

Property, plant and equipment, net                                    162.5       168.1
Goodwill                                                            1,009.4     1,004.0
Other intangible assets, net                                          212.3       240.6
Other noncurrent assets                                               427.3       426.3
                                                                 ----------  ----------
Total assets                                                     $  2,599.5  $  2,691.9
                                                                 ==========  ==========
Liabilities and stockholders' equity
Current liabilities
  Loans and notes payable                                        $     31.3  $    132.7
  Accounts payable                                                     97.5       102.8
  Accrued expenses                                                    281.4       283.2
  Income taxes payable                                                 36.5        28.4
  Unearned revenues                                                   414.8       416.1
  Other current liabilities                                            19.7         6.8
                                                                 ----------  ----------
Total current liabilities                                             881.2       970.0

Postretirement and postemployment benefits other than pensions        121.9       128.1
Unearned revenues                                                     127.6       134.8
Long-term debt                                                        834.7       818.0
Other noncurrent liabilities                                          233.8       169.1
                                                                 ----------  ----------
Total liabilities                                                $  2,199.2     2,220.0
                                                                 ==========  ==========
Commitments and Contingencies (Notes 6, 11 and 13)

Stockholders' equity (Note 12)
  Capital stock                                                        17.6        25.5
  Paid-in capital                                                     215.0       224.6
  Retained earnings                                                 1,301.6     1,261.2
  Accumulated other comprehensive (loss) income                      (109.2)      (89.7)
  Treasury stock, at cost                                          (1,024.7)     (949.7)
                                                                 ----------  ----------
Total stockholders' equity                                            400.3       471.9
                                                                 ----------  ----------
Total liabilities and stockholders' equity                       $  2,599.5  $  2,691.9
                                                                 ==========  ==========


See accompanying Notes to Consolidated Financial Statements.


The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                Years ended June 30,
In millions                                                                   2003     2002      2001

Cash flows from operating activities
Net income                                                                 $   61.3  $   91.2  $  132.1
Equity in losses of BrandDirect Marketing                                        --        --      24.9
Investment impairments                                                           --       2.5      21.3
Asset impairments                                                               3.2      11.7       6.6
Depreciation and amortization                                                  64.7      35.9      56.8
Net (gain) loss on the sales of certain assets,
  other businesses and contract terminations                                   (8.6)     (6.9)    (13.3)
Changes in current assets and liabilities, net
  of effects of acquisitions and dispositions
  Accounts receivable, net                                                     55.0       2.5     (40.0)
  Inventories                                                                   6.4      21.8     (45.5)
  Unearned revenues                                                           (12.1)     (5.2)     21.7
  Accounts payable and accrued expenses                                       (20.1)     24.7    (109.4)
  Other, net                                                                    7.8      35.7      40.9

Changes in noncurrent assets and liabilities, net of effects of
  acquisitions and dispositions                                                (4.3)    (81.4)    (79.4)
                                                                           --------  --------  --------
Net change in cash due to operating activities                                153.3     132.5      16.7
                                                                           --------  --------  --------
Cash flows from investing activities
Proceeds from maturities and sales of marketable securities,
  short-term investments and contract terminations                              5.2      11.6      12.4
Proceeds from sales of businesses and other long-term
  investments, net                                                               --       2.2       1.3
Proceeds from sales of property, plant and equipment                            5.5       2.4       1.4
Investments in and advances to BrandDirect Marketing                             --        --     (24.0)
Purchases of investments, marketable securities and
  licensing agreements                                                        (10.5)     (1.3)       --
Payments for business acquisitions, net of cash acquired                         --    (763.2)     (2.3)
Capital expenditures                                                          (15.7)    (24.6)    (43.5)
                                                                           --------  --------  --------
Net change in cash due to investing activities                                (15.5)   (772.9)    (54.7)
                                                                           --------  --------  --------
Cash flows from financing activities
Proceeds (repayments) of revolving credit and other facilities, net            (0.6)   (160.4)     73.1
(Repayments) proceeds from Term Loan                                          (84.7)    950.0        --
Proceeds from employee stock purchase plan and exercise of stock options        4.3       8.6      19.8
Dividends paid                                                                (21.0)    (21.3)    (21.9)
Common Stock repurchased                                                     (101.7)    (64.1)    (34.1)
Other, net                                                                      6.9       2.7      (0.9)
                                                                           --------  --------  --------
Net change in cash due to financing activities                               (196.8)    715.5      36.0
                                                                           --------  --------  --------
Effect of exchange rate fluctuations on cash and cash equivalents               2.7      (2.9)    (12.3)
                                                                           --------  --------  --------
Net change in cash and cash equivalents                                       (56.3)     72.2     (14.3)
                                                                           --------  --------  --------
Cash and cash equivalents at beginning of year                                107.6      35.4      49.7
                                                                           --------  --------  --------
Cash and cash equivalents at end of year                                   $   51.3  $  107.6  $   35.4
                                                                           ========  ========  ========
Supplemental information
Cash paid for interest                                                     $   39.6  $    9.3  $   14.8
Cash paid for income taxes                                                 $   36.2  $   40.8  $   58.7



See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

                                                Capital Stock                                  Accumulated
                                                            Unamortized                           Other      Treasury
                                       Preferred  Common    Restricted   Paid-in   Retained   Comprehensive  Stock, at
In millions                              Stock     Stock       Stock     Capital   Earnings   (Loss) Income    Cost         Total


Balance at June 30, 2000                $ 28.8     $   1.4    $  (1.3)   $  223.1  $1,081.1    $     31.0   $  (885.3)   $    478.8

Comprehensive income
   Net income                                                                         132.1                                   132.1
   Other comprehensive income:
     Translation loss                                                                               (15.6)                    (15.6)
     Net unrealized loss on
       investments, net of deferred
       taxes of $50.9                                                                               (94.4)                    (94.4)
     Reclassification adjustments for
       gains that are included in net
       income, net of deferred taxes
       of $2.5                                                                                       (4.7)                     (4.7)
     Net unrealized gain on
       derivatives, net of deferred
       taxes of $0.5                                                                                  0.8                       0.8
     Minimum pension liability, net
     of  deferred taxes of $0.9                                                                      (1.7)                     (1.7)
                                                                                                                         ----------
Total comprehensive income                                                                                                     16.5
                                                                                                                         ==========

Stock issued under various plans                                  0.7         3.0                                16.8          20.5

Common Stock repurchased                                                                                        (34.1)        (34.1)
Common Stock dividends                                                                (20.6)                                  (20.6)
Preferred stock dividends                                                              (1.3)                                   (1.3)
                                        ------     -------    -------    --------  --------    ----------   ---------    ----------
Balance at June 30, 2001                  28.8         1.4       (0.6)      226.1   1,191.3         (84.6)     (902.6)        459.8
                                        ------     -------    -------    --------  --------    ----------   ---------    ----------

Comprehensive income
   Net income                                                                          91.2                                    91.2
   Other comprehensive income:
     Translation gain                                                                                13.0                      13.0
     Net unrealized gain on
       investments, net of deferred
       taxes of $1.9                                                                                  3.6                       3.6
     Reclassification adjustments for
       gains that are included in net
       income, net of deferred taxes
       of $2.5                                                                                       (4.7)                     (4.7)
     Net realized loss on
       net of deferred taxes of $0.5                                                                 (0.8)                     (0.8)
     Minimum pension liability, net of
       deferred taxes of $6.8                                                                       (16.2)                    (16.2)
                                                                                                                         ----------
Total comprehensive income                                                                                                     86.1
                                                                                                                         ==========

Stock issued under various plans                                 (4.1)       (1.5)                               17.0          11.4

Common Stock repurchased                                                                                        (64.1)        (64.1)
Common Stock dividends                                                                (20.0)                                  (20.0)
Preferred stock dividends                                                              (1.3)                                   (1.3)
                                        ------     -------    -------    --------  --------    ----------   ---------    ----------
Balance at June 30, 2002                $ 28.8    $    1.4  $    (4.7)   $  224.6  $1,261.2   $     (89.7)  $  (949.7)  $     471.9
                                        ------     -------    -------    --------  --------    ----------   ---------    ----------



The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity, continued



                                                Capital Stock                                  Accumulated
                                                            Unamortized                           Other      Treasury
                                       Preferred  Common    Restricted   Paid-in   Retained   Comprehensive  Stock, at
In millions                              Stock     Stock       Stock     Capital   Earnings   (Loss) Income    Cost         Total

Comprehensive income
   Net income                                                                         $61.3                                   $61.3
   Other comprehensive income:
     Translation gain                                                                                19.0                      19.0
     Reclassification adjustments for
       gains that are included in net
       income, net of deferred taxes
       of $1.8                                                                                       (3.3)                     (3.3)
     Net realized loss on derivatives,
       net of deferred taxes of $0.8                                                                 (1.4)                     (1.4)
     Minimum pension liability, net of
       deferred taxes of $14.7                                                                      (33.8)                    (33.8)
                                                                                                                         ----------
Total comprehensive income                                                                                                $    41.8
                                                                                                                         ==========
Stock issued under various plans                                 (8.0)       (9.5)                               26.7           9.2

Reclassification of par value due to
   the recapitalization transactions                   0.1                   (0.1)                                               --
Common Stock repurchased                                                                                       (101.7)       (101.7)
Common Stock dividends                                                                (19.6)                                  (19.6)
Preferred stock dividends                                                              (1.3)                                   (1.3)
                                        ------     -------    -------    --------  --------    ----------   ---------    ----------
Balance at June 30, 2003                $ 28.8     $   1.5    $ (12.7)    $ 215.0  $1,301.6    $   (109.2)  $(1,024.7)   $    400.3
                                        ======     =======    =======    ========  ========    ==========   =========    ==========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Dollars in millions, except per share data

Unless otherwise indicated, references in Notes to Consolidated Financial Statements to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2003, 2002 and 2001, unless otherwise indicated, are to fiscal 2003, fiscal 2002 and fiscal 2001, respectively. Our fiscal year represents the period from July 1 through June 30.

Note 1     Organization and Summary of Significant Accounting Policies

Nature of Our Business

We are a diversified media company that produces books, magazines and other products worldwide. We sell these and other products through direct marketing and direct sales channels. Our best known trademark is our flagship magazine, Reader's Digest. We conduct business through three operating segments: Reader's Digest North America, Consumer Business Services and International Businesses. For further commentary regarding these segments, see Management's Discussion and Analysis and Note 14, Segments.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its majority-owned subsidiaries. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of operating revenues and expenses during the reporting period. These estimates are based on management's knowledge of current events and actions that we may undertake in the future; however, actual results may ultimately differ from those estimates. The primary estimates underlying our consolidated financial statements include allowances for returns and doubtful accounts, valuation of inventories, valuation of direct response advertising and subscriber acquisition costs, valuation of deferred tax assets, and pension, postemployment and postretirement benefits.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. However, we believe our concentrations of credit risk with respect to trade receivables are limited due to our large number of customers, their low dollar balances and their dispersion across many different geographic and economic environments.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The carrying amount approximates fair value based upon the short-term maturity of these investments.

Inventories

Inventories consist primarily of finished goods and raw materials
(including paper) and are stated at the lower of cost or market value. Cost is determined under the first-in, first-out (FIFO) method for all inventories.

Property, Plant and Equipment, Net

Assets that comprise property, plant and equipment, net are stated at cost less accumulated depreciation. Depreciation expense is generally calculated on a straight-line basis over the estimated useful lives of the assets: 10-40 years for buildings and three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized using the straight-line basis over the term of the lease or the useful life of the improvement, whichever is shorter.

Goodwill and Other Intangible Assets, Net

Goodwill is composed of the excess of costs over the fair value of net assets of acquired businesses. Other intangible assets, net is composed of licensing agreements, customer lists, tradenames and other items.

In accordance with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on July 1, 2001, we ceased amortization of goodwill and intangible assets with indefinite lives.
Acquired intangibles with finite lives are amortized, on a straight-line basis, over their estimated useful lives. Most of our intangibles currently have useful lives ranging from two to ten years. Prior to the adoption of SFAS No. 142, goodwill was amortized, on a straight-line basis, over varying periods not in excess of 40 years.

SFAS No. 142 requires that the carrying amount of goodwill and intangibles with indefinite lives be evaluated, at least annually, for recoverability. This assessment involves comparing the fair value of the reporting unit or asset, as applicable, to its carrying value. Recognition of the impairment, if any, is determined in accordance with the statement. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review our intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. We measure recoverability by comparing the asset's carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information on our adoption of SFAS No. 142.

Investments

Equity Method Investments

The equity method is used to account for investments in entities that are not majority-owned by us and that we do not control but over which we have the ability to exercise significant influence. Generally, under the equity method, original investments in these affiliates are recorded at cost and are subsequently adjusted by our share of equity in earnings or losses after the date of acquisition (including amortization of goodwill prior to July 1, 2001). Equity in earnings or losses of each affiliate is recorded according to our level of ownership until our investment has been fully depleted. If our investment has been fully depleted, we recognize the full amount of the losses generated by the affiliate only when we are the primary funding source. These investments are recorded in other noncurrent assets on the balance sheets.

Cost Method Investments

The cost method is used to account for investments in entities that are not majority-owned and that we do not control or have the ability to significantly influence. Investments of this type are recorded at cost, less valuation allowances, and are included in other noncurrent assets on the balance sheets.

Marketable Securities

All of our marketable securities are classified as available-for-sale. Accordingly, these securities are recorded at fair value in other noncurrent assets on the balance sheets. Unrealized gains and losses on available-for-sale securities, net of tax, are recorded in other comprehensive income in stockholders' equity on the balance sheets. Realized gains and losses, and declines in carrying value deemed to be other than temporary, are recorded in other (expense) income, net on the income statements.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. We measure the recoverability of an asset that is to be held and used by comparing its carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Debt Issuance Costs

Debt issuance costs consist of fees and expenses incurred in connection with our borrowings. These fees are being amortized over the terms of the related debt agreements, currently ranging from three to five years. Capitalized debt issuance costs are included in other noncurrent assets on the balance sheets.

Stock-Based Compensation

We account for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by this standard, compensation cost is recognized for stock-based compensation using the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Since our practice is to grant stock options at fair market value at the date of grant, no compensation cost is recognized. Compensation cost is recognized with respect to restricted stock and similar instruments.

As required under SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123," we have included the table below which presents our net income and basic and diluted earnings per share as reported on our income statements for the respective periods and adjusts these amounts to include the pro forma impact of using the fair value based method to calculate stock compensation expense as prescribed under SFAS No. 123. The fair value of our options on the date of grant was calculated using the Black-Scholes option-pricing model. The pro forma stock compensation would result in an additional $(13.1), $(14.2) and $(14.0) of expense, net of tax, for the years ended June 30, 2003, 2002 and 2001, respectively.

                                               2003    2002     2001

Net income          As reported               $61.3   $91.2    $132.1
                    Pro forma                 $48.2   $77.0    $118.1

Earnings per share  As reported - basic       $0.61   $0.90     $1.27
                    Pro forma - basic         $0.48   $0.76     $1.14
                    As reported - diluted     $0.60   $0.89     $1.26
                    Pro forma - diluted       $0.47   $0.75     $1.13


For the years ended June 30, 2003, 2002 and 2001, $(4.0), $(1.8)
and $(0.5), net of tax, respectively, of expenses related to restricted stock and other stock compensation are included in our net income and earnings per share, as reported. Additional information is presented in Note 9, Employee Equity Compensation Plans.

Financial Instruments

Due to the short maturities of our cash, temporary investments, receivables and payables, the carrying value of these financial instruments approximates their fair values.

We record all derivative instruments on our balance sheets at fair value. Derivatives that are not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that we have designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings, as appropriate. The ineffective portion of our derivatives that are classified as hedges is immediately recognized in earnings.

Revenues

Magazines

Sales of our magazine subscriptions, less estimated cancellations, are deferred and recognized as revenues proportionately over the subscription period. Revenues from sales of magazines through the newsstand are recognized at the issue date, net of an allowance for returns. Advertising revenues are recorded as revenues at the time the advertisements are published, net of discounts and advertising agency commissions.

Sponsor Fundraising Programs

Our sponsor fundraising program business, which operates principally through QSP, Inc., receives its revenues net of amounts due to its sponsors. Accordingly, we present revenues net of sponsors' earnings.
Sales of subscriptions to magazines published by other companies and sales of music products are recorded as revenues at the time orders are submitted to the publisher, net of bad debts and remittances to magazine and music publishers.

Books, Display Marketing and Other Products

Revenues are recorded when title passes, net of provisions for estimated returns and bad debts. For our display marketing products, title passes either at the point of sale or at the time of shipment. In certain circumstances, our promotion entitles the customer to a preview period. Revenue generated by these promotions is recognized after the preview period lapses.

When we recognize revenues for most of our products, we also record an estimate of bad debts and returns. These estimates are based on historical data and the method of promotion. Reserve levels are adjusted as actual data is received. In the direct marketing business, returns and bad debts are tied to customer responses to our promotional efforts. Accordingly, we deduct both estimates of bad debts and of returns from gross revenue.

Financial Services Marketing Alliances

Revenues from our financial services marketing alliances are based on amounts negotiated through contracts with our alliance partners. Such amounts are recognized as revenue as it is earned. In circumstances where amounts are received in advance, we defer revenue recognition until such amounts are earned.

Promotion Costs

Costs of direct response advertising are accounted for under the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." Under SOP 93-7, costs associated with direct response advertising that can be directly linked to eliciting sales and result in probable future benefits are capitalized on a cost-pool-by-cost-pool basis. Magazine related direct response advertising costs are amortized over the expected future revenue stream, generally one to three years. Books and home entertainment advertising costs are amortized over a period that is generally less than one year. We assess the carrying amount of our capitalized direct response advertising costs for recoverability on a periodic basis.

Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products. Promotion expense, which consists of both amortization of capitalized promotion costs and costs expensed as incurred, included in our income statements totaled $(670.6), $(666.3) and $(719.1) for 2003, 2002 and 2001,
respectively. Prepaid and deferred promotion costs included on the balance sheets were $132.7 and $140.9 as of June 30, 2003 and 2002, respectively. Amounts included in other noncurrent assets on the balance sheets were $21.2 and $21.8 as of June 30, 2003 and 2002, respectively.

Commissions earned by agents for new magazine subscribers are included in promotion, marketing and administrative expenses on the income statements. These costs are deferred and amortized over the related subscription term, typically one to three years. Amounts deferred and included in prepaid expenses and other current assets on the balance sheets were $33.2 and $42.3 as of June 30, 2003 and 2002, respectively. Amounts included in other noncurrent assets on the balance sheets were $26.5 and $34.5 as of June 30, 2003 and 2002, respectively.

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred income taxes, net of valuation allowances, reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. These deferred taxes are calculated by applying currently enacted tax laws.

Basic and Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income less preferred stock dividend requirements ($1.3 for each of 2003, 2002 and 2001) by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted average number of shares of Common Stock outstanding assumes the exercise and conversion of certain stock options and vesting of certain restricted stock (1.2 million shares for 2003, 0.4 million shares for 2002 and 1.0 million shares for 2001).

Options to purchase approximately 12.1 million shares of Common
Stock were outstanding during 2003, but were not included in the computation of diluted earnings per share (10.3 million shares in 2002 and 5.5 million shares in 2001). The exercise prices of these options were greater than the average market price of the Common Stock during the period.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders' equity in accumulated other comprehensive (loss) income.

The U.S. dollar is used as the functional currency for subsidiaries operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other (expense) income, net.

Reclassifications

Certain reclassifications have been made to amounts in prior periods to conform to the current period presentation.

Recent Accounting Standards

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51." FIN No. 46 introduces a new consolidation model with respect to variable interest entities. The new model requires that the determination of control should be based on the potential variability in gains and losses of the variable interest entity being evaluated. The entity with the majority of the variability in gains and losses is deemed to control the variable interest entity and is required to consolidate it. This interpretation is effective on July 1, 2003 (for us, effective fiscal 2004 and thereafter).

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for classifying certain financial instruments that represent obligations, yet also have characteristics similar to equity instruments. Specifically, SFAS No. 150 addresses the accounting for instruments such as mandatorily redeemable securities, certain option contracts and obligations to be settled in shares. SFAS No. 150 is effective for interim periods beginning after June 15, 2003 (for us, effective fiscal 2004 and thereafter).

Adoption of FIN No. 46 and SFAS No. 150 will not have a material impact on our operating results.


Note 2          Acquisitions and Investments

Acquisitions

On May 20, 2002, we purchased substantially all of the assets and assumed certain liabilities of Reiman Holding Company, LLC and subsidiaries (Reiman). Reiman publishes cooking, gardening, country lifestyle and nostalgia magazines and books and operates other complementary businesses in the United States and Canada. The total purchase price of $760.0, plus capitalized acquisition costs of $8.2, was financed entirely through bank and institutional borrowings. The acquisition was accounted for using the purchase method of accounting and resulted in $651.7 of goodwill on the date of acquisition, which is deductible for tax purposes. Reiman's results have been consolidated since May 20, 2002. We acquired Reiman to:
  - generate significant purchasing and product-related synergies with our existing businesses,
  - reduce our reliance on sweepstakes promotions,
  - expand our direct marketing database, and
  - allow for geographic expansion of certain Reiman products.

As with most acquisitions of magazine publishers, we also acquired a significant subscription liability.

The following table represents the fair values of assets acquired and liabilities assumed at the date of acquisition:

    Current assets                      $ 101.1
    Property, plant and equipment          10.7
    Identified intangible assets          206.8
    Goodwill                              651.7
    Other noncurrent assets                21.6
                                        -------
      Total assets acquired               991.9
    Current liabilities                  (154.2)
    Long-term liabilities                 (69.5)
                                        -------
      Net assets acquired               $ 768.2
                                        =======

Identified intangible assets comprised tradenames and customer lists. The tradenames, with a fair value of $89.7, were determined to have an indefinite life. The subscriber lists, with a fair value of $117.1, are amortized over their estimated useful lives, ranging from three to six years. The weighted average useful life of the customer lists is approximately 3.5 years. For changes in goodwill and acquired intangibles subsequent to the date of acquisition, see Note 6, Goodwill and Other Intangible Assets, Net.

The following table presents pro forma information as though the acquisition took place at the beginning of the periods presented.

                                       2002      2001

Pro forma information (unaudited):
  Revenues                           $2,648.2  $2,824.4
  Net income                         $   92.3  $  110.9

Earnings per share (unaudited):
  Basic                              $   0.91  $   1.07
  Diluted                            $   0.90  $   1.06

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense for identified intangibles, increased interest expense from the incurrence of debt and lower interest income from reduced cash on hand. The results are not intended to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of each period, or of future results of operations of our consolidated entity.

Available-for-Sale Marketable Securities

Marketable securities included in other noncurrent assets on the balance sheets primarily represent the fair market value (based on quoted market prices) of our investments in LookSmart, Ltd. These securities are accounted for and classified as available-for-sale securities. As of June 30, 2003 and 2002, the market value of our investment in LookSmart shares totaled $0.6 and $5.7, respectively.

The net unrealized gain on these investments, net of deferred taxes, is included in accumulated other comprehensive (loss) income in stockholders' equity on the balance sheets and amounted to $0.4 and $3.7 as of June 30, 2003 and 2002, respectively. In addition, during 2001 we recorded an impairment of $(10.0) related to our investment in WebMD Corp, which was sold in 2002. This impairment represented a charge to record what we believed to be an other-than-temporary decline in the market value of our shares of WebMD.

During 2003 and 2002 we sold approximately 2.7 million shares and
4.2 million shares, respectively, of LookSmart and recorded pre-tax gains of $5.1 and $7.3, respectively, in other (expense) income, net on the income statements.

Investments, Equity Method

Long-term equity investments included in other noncurrent assets on the balance sheets represent our investment in BrandDirect Marketing, Inc. Due to additional funding in the form of an advance and other circumstances, we had the ability to exercise significant influence as defined in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." In accordance with APB Opinion No. 18, equity in losses of this investment (including goodwill amortization prior to July 1, 2001) was included in other (expense) income, net on the income statements. As of June 30, 2001, we had written down our investment in BrandDirect Marketing to zero.

Investments, at Cost

Investments carried at cost are included in other noncurrent assets on the balance sheets. As of June 30, 2003, we had no investments carried at cost on our balance sheets. During June 2002, we recorded an impairment charge on our investment in Schoolpop, Inc. of $(2.5) and sold a portion of our investment in e-finet.com, which had been written down to zero in 2001.


Note 3          Other Operating Items, Net

Charges included in other operating items, net primarily represent the streamlining of our organizational structure and the strategic repositioning of certain businesses.

Charges recorded prior to December 31, 2002 were recorded in accordance with Emerging Issues Task Force Issue (EITF) No. 94-3, "Liability
Recognition for Certain Employee Termination Benefits and Other Costs
To Exit an Activity (Including Certain Costs Associated with a
Restructuring)." EITF No. 94-3 required that amounts related to restructuring actions be recorded only when management was committed to an exit plan.
In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs
Associated with Exit or Disposal Activities," superseding EITF
No. 94-3. Under SFAS No. 146, costs associated with restructuring actions, including one-time severance benefits, are only recorded once a liability has been incurred. SFAS No. 146 does not consider severance benefits determined pursuant to an existing formula as one-time benefits. As our severance programs do not qualify as one-time benefits, we recognize severance amounts pursuant to SFAS No. 112, "Employers' Accounting for
Postemployment Benefits" and SFAS No. 88,
"Employers' Accounting for Settlements and Curtailments of Defined
Benefit Pension Plans and for Termination Benefits" (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions were recorded in accordance with SFAS No. 88).
As such, severance amounts were recorded when a termination plan was developed and approved and when payment was probable and estimable. Other amounts related to restructuring actions, including contract terminations, are recorded based upon fair value in accordance with SFAS No. 146. Asset impairments were calculated in accordance with the provisions of SFAS No. 144.

We recorded charges for other operating items, net of $(39.8) in 2003, $(26.7) in 2002 and $(18.4) in 2001. The components of other operating items, net are described in further detail below:

  - Severance Costs - These charges represent the cost to separate employees from our operations as a result of costs incurred to streamline the organization.
  - Contract Terminations - These charges represent costs incurred to terminate contractual obligations in connection with streamlining activities.
  - Impairment Losses - We incurred charges related to the carrying value of intangible assets, certain leasehold improvements, computer hardware and software and, to a lesser extent, property, plant and equipment no longer used in our operations.

For charges recorded prior to December 2002, in certain instances circumstances arose that resulted in decisions to retain employees previously identified for termination, and in certain other instances the costs associated with actions identified were settled for less than originally anticipated. In these instances, the associated charges were reversed.

During 2003, other operating items, net of $(39.8) comprised:
  - Charges of $(45.3), including $(37.6) for severance costs, $(3.2) related to asset impairments and $(4.5) related to other items. These charges were taken to lower our cost base in commensuration with our current revenues and in an effort to streamline our operations.

        The $(37.6) of severance costs relates to the termination of approximately 580 positions, of which 35% are located in North America and 65% are located outside North America.
        Of the total positions, approximately 50% have been separated as of June 30, 2003. The remaining positions will be terminated during the next several fiscal quarters.

        Asset impairment charges of $(3.2) are primarily attributable to write-offs of software and other capitalized costs related to unprofitable businesses and discontinued products. Other costs of $(4.5) principally comprised costs incurred to review and compile the restructuring plan utilized to streamline our operations in certain domestic and international markets.

  - Income of $2.8 representing net adjustments to litigation-related accrual balances, established in previous years, following settlement of a lawsuit in the first quarter of 2003.
  - Income of $2.7 related to reversals of primarily severance charges recorded in previous years. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.

During 2002, other operating items, net of $(26.7) comprised the following actions: $(5.6) related to the closure of Gifts.com, Inc.; $(12.8) related to the scaling back of our U.S. Books and Home Entertainment business; and $(17.2) related to streamlining various U.S. and international businesses and reducing global staffing levels. These charges were partially offset by adjustments to reserves of $8.9. These charges and adjustments comprised:
  - Charges of $(35.6), including $(14.7) for severance costs, $(8.0) for contract terminations, and $(12.9) for asset impairments and other items.

        The $(14.7) of severance costs related to the separation of 289 employees. Approximately 16% of the employees identified were located outside the United States. A majority of the employee separations included in the severance charge were related to U.S. Books and Home Entertainment and administrative functions that support this business, including information technology personnel and Gifts.com, Inc. As of June 30, 2003, substantially all of these positions had been eliminated. Severance charges associated with those positions that were not eliminated were reversed in 2003.

  - Adjustments of $6.9 related to accrual balances from charges originally recorded in 2001 and prior periods. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.
  - A reversal of $2.0 pertaining to a pending legal matter that was originally recorded in prior years in other operating items, net.

During 2001, other operating items, net of $(18.4) comprised:
  - Charges of $(31.8) primarily for severance costs associated with restructuring U.S. Books and Home Entertainment, streamlining European operations and reducing overall staff levels. All of the 380 employees included in the 2001 charge were separated from our operations as of June 30, 2003.
  - Adjustments of $9.9 to accrual balances from charges originally recorded in years prior to 2001 as a result of unexpected delays in the outsourcing of certain activities.
  - An additional adjustment as a result of a favorable tax settlement of $14.5 of which $10.1 was originally recorded in other operating items, net and $4.4 was originally recorded in administrative expenses.
  - Asset impairments of $(6.6) related primarily to goodwill associated with our investment in Walking magazine. We sold this magazine in the first quarter of 2002.

At June 30, 2003, we had restructuring reserves for other operating items, net of $34.7, primarily for severance costs and contract terminations that will take place during the next several fiscal quarters. This reserve is included in accrued expenses on the balance sheets. At June 30, 2002, restructuring reserves totaled $31.3, primarily for severance costs and contract terminations. During 2003, we recorded additional restructuring and other reserves of $45.3, which were partially offset by adjustments to these reserve balances of $2.7. In addition, $39.2 was charged to this reserve primarily for severance costs and contract termination payments.

The table below outlines the activity related to the restructuring actions recorded in 2003 and previous years.

 Initial year    Balance at     (Adjustments)/                 Balance at
  of charge    June 30, 2002       Accruals     Spending     June 30, 2003

2002 & prior       $ 31.3           $(2.2)       $(23.0)        $   6.1
2003                   --            44.8         (16.2)           28.6
                   ------           -----        ------         -------
  Total            $ 31.3           $42.6        $(39.2)        $  34.7
                   ======           =====        ======         =======


Note 4          Other (Expense) Income, Net

                                                   2003    2002     2001

Interest income                                   $  5.1  $  4.7   $  8.4
Interest expense                                   (46.5)  (18.6)   (18.3)
Equity in losses of BrandDirect Marketing             --      --    (24.9)
Investment impairments(1)                             --    (2.5)   (21.3)
Net gain on the sales of certain assets
  and contract terminations(2)                       8.6     6.9     13.3
Net (loss) gain on foreign exchange                 (0.1)   (4.2)     1.4
Other (expense) income, net(3)                      (5.8)   (3.4)     0.2
                                                  ------  ------   ------
Total other (expense) income, net                 $(38.7) $(17.1)  $(41.2)
                                                  ======  ======   ======

(1) Investment impairments in 2002 represented $(2.5) for Schoolpop. In 2001, impairments included $(10.0) for WebMD, $(7.5), for Schoolpop, $(2.9) for e-finet.com and $(0.9) for Sticky Networks, Inc.
(2) Net gain on the sales of certain assets, other businesses and contract terminations principally included sales of our shares in LookSmart of $5.1 and $7.3 in 2003 and 2002, respectively. In addition, in 2003, this item included a gain of $2.2 on the sale of a building in Australia and a gain of $1.6 from settlement of a class action lawsuit related to fine art sales in previous years. In 2001, this item included the receipt of a contract termination payment of $4.2.
(3) In 2003 and 2002, other (expense) income, net principally comprised expenses associated with our recapitalization transactions. See Note 12, Capital Stock, for additional information. In addition, in 2003, this item included write-offs of currency translation adjustments related to certain discontinued international operations.

Note 5          Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30 are as follows:

Accounts Receivable, Net
                                                   2003     2002

Gross accounts receivable, trade                 $ 422.7  $ 472.2

  Beginning reserve for returns                    (55.2)   (66.2)
  Additions to allowances(1)                      (349.3)  (361.1)
  Actual returns(2)                                360.5    372.1
                                                 -------  -------
Ending reserve for returns                         (44.0)  ( 55.2)

  Beginning reserve for  bad debts                (121.8)   (93.3)
  Additions to allowances(1)                      (118.2)  (139.6)
  Actual bad debts(2)                              117.8    111.1
                                                 -------  -------
Ending reserve for bad debts                      (122.2)  (121.8)
                                                 -------  -------
Ending reserve for returns and bad debts          (166.2)  (177.0)
                                                 -------  -------
Accounts receivable, net                         $ 256.5  $ 295.2
                                                 =======  =======

(1) Additions to allowances represent estimated reserves established at the time of revenue recognition for returns and bad debts in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Amounts are recorded as an offset to revenues.
(2) Actual returns and bad debts include actual experience during the period and the effects of foreign currency translation.

Inventories
                                                        2003      2002

Raw materials                                         $   9.3   $  14.7
Work-in-progress                                          6.2       8.7
Finished goods                                          140.2     132.6
                                                      -------   -------
Total inventories                                     $ 155.7   $ 156.0
                                                      =======   =======

Property, Plant and Equipment, Net
                                                         2003     2002

Land                                                  $  12.8   $  11.4
Buildings and building improvements                     188.9     180.8
Furniture, fixtures and equipment                       175.3     169.6
Leasehold improvements                                   14.5      13.6
                                                      -------   -------
                                                        391.5     375.4
Accumulated depreciation and amortization              (229.0)   (207.3)
                                                      -------   -------
Total property, plant and equipment, net              $ 162.5   $ 168.1
                                                      =======   =======

Accrued Expenses
                                               2003     2002

Compensation and other employee benefits     $  73.1  $  69.4
Royalties and copyrights payable                15.0     19.9
Taxes, other than income taxes                   9.0      5.8
Other operating items, net                      34.7     31.3
Other, principally operating expenses          149.6    156.8
                                             -------  -------
Total accrued expenses                       $ 281.4  $ 283.2
                                             =======  =======

Note 6          Goodwill and Other Intangible Assets, Net

On July 1, 2001, we adopted SFAS No. 142, which requires that amortization of goodwill cease and that the carrying amount of goodwill be evaluated, at least annually, for recoverability. Accordingly, we have not recorded any goodwill amortization in 2003 and 2002. We conducted our annual impairment assessment for goodwill and indefinite-lived intangible assets as of the end of our third quarter and concluded there was no impairment at that time.

The changes in the carrying amount of goodwill by segment for the fiscal year ended June 30, 2003, are as follows:

                                    Reader's Digest       Consumer
                                     North America    Business Services      Total


Balance as of June 30, 2002             $ 682.2            $ 321.8         $ 1,004.0
Additional costs capitalized related
  to Reiman acquisition                     4.2                 --               4.2
Final settlement of the purchase
  price related to tax matters
  associated with Books Are Fun              --                0.5               0.5
Impact of foreign currency
  translation on goodwill balances
  outside the United States                  --                0.7               0.7
                                        -------            -------         ---------
Balance as of June 30, 2003             $ 686.4            $ 323.0         $ 1,009.4
                                        =======            =======         =========


In connection with finalizing the purchase accounting for Reiman, we determined that certain costs initially allocated to deferred promotion were not capitalizable and should have been allocated to goodwill. Accordingly, we adjusted goodwill by approximately $4.0 in the fourth quarter of 2003 to reflect this item.

The following categories of acquired intangible assets are included in other intangible assets, net as of June 30, 2003 and 2002:

                                                  2003              2002
                                            Gross      Net    Gross        Net

Intangible assets with indefinite lives:
  Tradenames                               $  89.7  $  89.7  $  89.7    $  89.7
Intangible assets with finite lives:
  Licensing agreements                        54.8     41.0     43.5       34.6
  Customer lists                             137.8     81.6    137.8      116.3
  Other tradenames and
    noncompete agreements                      3.0       --      3.0         --
                                           -------  -------  -------    -------
Total intangible assets                    $ 285.3  $ 212.3  $ 274.0    $ 240.6
                                           =======  =======  =======    =======

Amortization related to intangible assets with finite lives amounted to $39.6, $11.1 and $5.2 for 2003, 2002 and 2001, respectively. Licensing agreements are principally amortized over 10 years from the initial contract date, while customer lists are being amortized principally between three and six years. Estimated fiscal year amortization expense for intangible assets with finite lives is as follows: fiscal 2004 - $39.2; fiscal 2005 - $36.3; fiscal 2006 - $15.4, fiscal 2007 - $10.0 and fiscal 2008 - $5.3.

The following table reconciles the prior period's reported net income to its respective unaudited pro forma amounts adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142, for the fiscal year ended June 30, 2001.

                                                                 Year Ended
                                                                  June 30,
                                                                    2001

Net income                                                        $ 132.1
Add-back amortization related to the excess of cost
  over net assets of acquired businesses, net of tax                 19.7
Add-back goodwill  amortization related to an equity
  method investee, net of tax                                         5.4
                                                                  -------
Adjusted net income                                               $ 157.2
                                                                  =======

Basic earnings per share                                          $  1.27
Add-back amortization related to the excess of cost
  over net assets of acquired businesses, net of tax, per
  share                                                              0.19
Add-back goodwill  amortization related to an equity
  method investee,  net of tax, per share                            0.05
                                                                  -------
Adjusted   basic  earnings  per share                             $  1.51
                                                                  =======

Diluted earnings per share                                        $  1.26
Add-back amortization related to the excess of cost
  over net assets of acquired businesses, net of tax, per
  share                                                              0.19
Add-back goodwill amortization related to an equity
  method investee, net of tax, per share                             0.05
                                                                  -------
Adjusted  diluted  earnings per share                             $  1.50
                                                                  =======


Licensing Agreement

In May 2000, QSP, Inc. entered into a long-term licensing agreement with World's Finest Chocolate, Inc. The cost associated with the agreement was assigned to licensing agreements and is included in other intangible assets, net on the balance sheets. In September 2002, this agreement was amended to extend the term of the original agreement by ten years, reduce the annual minimum tonnage purchase requirements, favorably adjust pricing and permit QSP to sell World's Finest Chocolate products through marketing channels other than fundraising, under specified circumstances. In connection with these amended terms, QSP agreed to pay World's Finest Chocolate $10.5 in 2003. The amount paid in May 2000 to consummate the initial agreement is being amortized over the original 10-year license term. Amounts paid to amend the agreement have been assigned various amortization periods ranging from 8 to 18 years (the remaining period of the amended agreement).

The approximate annual minimum purchase amounts under the amended agreement are: fiscal 2004 - $55.0; fiscal 2005 - $59.0; fiscal 2006 - $61.0; fiscal 2007 - $62.0; and from fiscal 2008 to fiscal 2020, approximately $69.0 per year. The amounts are estimates based on minimum tonnage requirements and nominal price increases as stipulated in the amended agreement.

Note 7          Financial Instruments

Risk Management and Objectives

Under the 2002 Credit Agreements (referred to in Note 11, Debt), we are required to enter into interest rate protection agreements to fix or limit the interest cost with respect to at least one-third of the outstanding borrowings under the Term Loan Agreement. Accordingly, in July 2002, we entered into agreements to cap at 6% the LIBOR interest rate component of $400.0 of our borrowings for a period of three years. Our interest rate cap agreements qualify as cash flow hedges, the effect of which is described below.

In the normal course of business we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. A significant portion of our risk is associated with foreign exchange rate fluctuations of the euro. During the fourth quarter of 2002, we ceased our practice of purchasing foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on our foreign subsidiaries' earnings and certain foreign currency denominated assets and liabilities. However, we hedge significant known transactional exposures. Accordingly, gains and losses on derivative instruments are comprised of different instruments in 2002 and 2001 when compared with 2003.

As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and our use of derivative instruments.

As of June 30, 2003 and 2002, we did not hold any forward or option contracts.

Quantitative Disclosures of Derivative Instruments

Cash Flow Hedges - For 2003, the fair value of our interest rate cap decreased, resulting in a loss of $(1.4), net of deferred taxes of $0.8. For 2001, changes in the spot value of the foreign currencies associated with option contracts designated and qualifying as cash flow hedges of forecasted royalty payments amounted to a gain of $0.8, net of deferred taxes of $0.5. These changes are reported in accumulated other comprehensive (loss) income, which is included in stockholders' equity on the balance sheets. The gains and losses are deferred until the underlying transaction is recognized in earnings.

The ineffective portion of the change in market value of our foreign currency option contracts, specifically the time-value component of $(0.4) and $(1.7), was recognized as a loss in other (expense) income, net on the income statements for 2002 and 2001, respectively. As of June 30, 2003, the fair value of our interest rate cap was $0.1. There were no cash flow hedges discontinued during the 12-month periods ended June 30, 2003, 2002 or 2001.

Other Derivatives - For 2002 and 2001, changes in the spot value of the foreign currencies and contract settlements associated with option and forward contracts amounted to a loss of $(4.6) and a gain of $5.9, respectively. These changes are reported in gain (loss) on foreign exchange, which is included in other (expense) income, net on the income statements. This effect would generally be offset by the translation of the assets, liabilities and future operating cash flows being hedged.


Note 8          Pension Plans and Other Postretirement Benefits

Pension and Other Benefits

Assumptions used to determine pension costs and projected benefit obligations are as follows:

                                               U.S. Plans

                                           2003    2002    2001

Discount rate                              6.25%   7.25%   7.25%

Compensation increase rate                 4.50%   5.00%   5.00%

Long-term rate of return on plan assets    9.25%   9.75%   9.75%

                                            International Plans
                                           2003    2002     2001

Discount rate                              5-9%    6-10%    5-16%

Compensation increase rate                 2-6%     3-8%    2-14%

Long-term rate of return on plan assets    5-9%    6-11%    5-17%


Components of net periodic pension (benefit) cost are as follows:

                                                 Pension Benefits
                                            2003      2002       2001

Service cost                               $ 16.2    $ 16.4     $ 15.4
Interest cost                                47.0      44.2       45.1
Expected return on plan assets              (80.5)    (84.7)     (83.4)
Amortization                                 (0.8)     (1.0)      (4.6)
Recognized actuarial gain                    (1.9)     (8.4)     (14.2)
Curtailments, settlements and other items     1.6      (1.3)        --
                                           ------    ------     ------
Net periodic pension (benefit) cost        $(18.4)   $(34.8)    $(41.7)
                                           ======    ======     ======

We provide medical and dental benefits to U.S. retired employees and their dependents. Substantially all of our U.S. employees, excluding Books Are Fun and Reiman employees, become eligible for these benefits when they meet minimum age and service requirements. We have the right to modify or terminate these unfunded benefits. Discount rates of 6.25% for 2003 and 7.25% for both 2002 and 2001 were used in determining the accumulated postretirement benefits liability.

Components of postretirement benefit cost are as follows:

                                                   Other Benefits
                                               2003     2002     2001

Service cost                                  $ 0.9    $ 0.9    $ 0.9
Interest cost                                   5.0      4.1      4.1
Amortization                                   (0.5)    (0.5)    (0.6)
Recognized actuarial gain                      (2.2)    (3.4)    (4.0)
Curtailments, settlements and other items        --     (0.8)      --
                                              -----    -----    -----
Postretirement benefit cost                   $ 3.2    $ 0.3    $ 0.4
                                              =====    =====    =====

A reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                            Pension Benefits     Other Benefits
                                             2003      2002      2003     2002
Change in benefit obligation:
Benefit obligation at  beginning of year   $ 709.1   $ 672.0   $  72.1  $  59.5
Service cost                                  16.2      16.4       0.9      0.9
Interest cost                                 47.0      44.2       5.0      4.1
Actuarial loss                                36.9      19.8      32.1     13.0
Plan amendments                               (0.3)      0.3      (1.2)      --
Exchange rate changes                         20.3      13.8       0.2       --
Settlements/curtailments/termination
 benefits                                     (7.7)     (1.5)       --     (0.4)
Benefits paid                                (56.3)    (57.3)     (6.0)    (5.0)
Other items                                    1.7       1.4        --       --
                                           -------   -------   -------  -------
Benefit obligation at end of year            766.9     709.1     103.1     72.1
                                           -------   -------   -------  -------


Change in plan assets:
Fair value at  beginning of year             836.9     846.4        --       --
Actual return on plan assets                (111.7)     31.6        --       --
Employer contribution                         14.1      12.0       0.1     (0.7)
IRC section 401(h) transfer                   (5.9)     (5.7)      5.9      5.7
Exchange rate changes                         16.9      12.4        --       --
Benefits paid                                (56.3)    (57.3)     (6.0)    (5.0)
Other items                                   (8.8)     (2.5)       --       --
                                           -------   -------   -------  -------
Fair value at end of year                    685.2     836.9        --       --
                                           -------   -------   -------  -------

Funded status                                (81.7)    127.8    (103.1)   (72.1)
Unrecognized actuarial loss (gain)           285.3      46.1       4.4    (30.0)
Unrecognized  transition (asset)
 obligation                                   (1.9)     (2.2)      0.6      0.6
Unrecognized prior service
 obligation benefit                           (4.1)     (4.3)     (3.7)    (3.1)
Employer - fourth quarter
 contribution                                  2.1       1.2        --       --
                                           -------   -------   -------  -------
Net amount recognized                      $ 199.7   $ 168.6   $(101.8) $(104.6)
                                           =======   =======   =======  =======

During 2003 and 2002, in accordance with Internal Revenue Code section 401(h), we transferred $5.9 and $5.7, respectively, of excess pension assets to fund postretirement benefits.

Amounts recognized on the balance sheets are as follows:

                                           Pension Benefits     Other Benefits
                                            2003      2002      2003      2002

Other noncurrent assets                   $ 278.4   $ 255.6   $    --   $    --
Noncurrent liabilities                     (153.1)   (112.4)   (101.8)   (104.6)
Accumulated other comprehensive income       74.4      25.4        --        --
                                          -------   -------   -------   -------
Net amount recognized                     $ 199.7   $ 168.6   $(101.8)  $(104.6)
                                          =======   =======   =======   =======

Balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

                                   Plans with                Plans with
                                 Projected Benefit       Accumulated Benefit
                               Obligations in Excess    Obligations in Excess
                                   of Plan Assets           of Plan Assets
                                   2003    2002             2003     2002

Projected benefit obligation     $ 280.8   $ 265.4            N/A      N/A

Accumulated benefit obligation       N/A       N/A        $ 254.4  $ 228.5

Fair value of plan assets        $ 109.0   $ 142.7        $ 102.0  $ 126.0


Health Care Inflation and Cost Trend Rates

The health care inflation assumption used to determine the postretirement benefits liability was 13.0% for 2003 and 6.5% for 2002. The assumption decreases gradually to 5.0% by fiscal 2014 and remains at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components by $0.6 and the postretirement benefit obligation by $10.1. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components by $(0.5) and the postretirement benefit obligation by $(8.7).


Note 9          Employee Equity Compensation Plans

We maintain several employee compensation plans relating to stock or stock-based awards, including stock options, restricted stock, stock appreciation rights, phantom stock and phantom stock options.

As discussed in Note 1, Organization and Summary of Significant
Accounting Policies, we have adopted the disclosure provisions of SFAS No. 123 and SFAS No. 148 and, as permitted by those statements, have continued to measure compensation cost using the intrinsic value method under APB No. 25.

SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the fair-value-based method had been applied in measuring compensation cost for stock-based awards granted after 1995. Such disclosure is included in Note 1, Organization and Summary of Significant Accounting Policies.

The weighted average fair values of options granted in 2003, 2002 and 2001 were $4.85, $7.30 and $14.90, respectively.

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

                                  2003         2002          2001

Risk-free interest rate           2.9%         4.3%          6.0%
Expected life                  4.1 years    4.1 years     4.2 years
Expected volatility              39.3%        39.5%         38.6%
Expected dividend yield           1.7%         1.2%          0.9%

The following table summarizes information about stock options outstanding at June 30, 2003:

                              Options Outstanding         Options Exercisable
                                     Weighted
                                     Average    Weighted             Weighted
     Range of                       Remaining   Average              Average
     Exercise            Options   Contractual  Exercise   Options   Exercise
      Prices             (000's)   Life (yrs.)   Price     (000's)    Price

  $10.94 - $18.97         3,149        7.67      $17.05     1,190     $18.95
  $20.59 - $28.84         4,039        6.50      $22.94     2,424     $23.81
  $30.00 - $39.75         1,558        6.19      $32.23     1,205     $32.18
  $41.29 - $47.31         3,391        4.68      $42.41     2,477     $42.54
  $50.94 - $50.94            30        2.39      $50.94        30     $50.94
                         ------        ----      ------     -----     ------
                         12,167        6.25      $28.10     7,326     $30.84
                         ======        ====      ======     =====     ======

Changes in outstanding options are as follows:

                                                          Weighted
                                                          Average
                                               Options    Exercise
                                               (000's)      Price

Outstanding at June 30, 2000                    9,987    $   31.99
  Granted                                       2,526    $   40.72
  Exercised                                      (549)   $   22.77
  Canceled                                       (905)   $   38.86
                                               ------    ---------
Outstanding at June 30, 2001                   11,059    $   33.95
   Granted                                      2,577    $   21.52
  Exercised                                      (230)   $   19.87
  Canceled                                     (1,676)   $   36.68
                                               ------    ---------
Outstanding at June 30, 2002                   11,730        30.97
  Granted                                       2,018        15.82
  Exercised                                        --           --
  Canceled                                     (1,581)       34.01
                                               ------    ---------
Outstanding at June 30, 2003                   12,167        28.10
                                               ------    ---------
Options exercisable at June 30, 2003            7,326        30.84
                                               ------    ---------
Options available for grant at June 30, 2003    7,052
                                               ======

1994 and 2002 Key Employee Long Term Incentive Plans (the Plans)

The Plans provide that the Compensation and Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, deferred stock, performance units, performance shares and other stock-based awards to eligible employees. The committee may grant awards up to a maximum of 17,300,000 underlying shares of Common Stock under the 1994 Plan and 4,500,000 underlying shares under the 2002 Plan.

Under the Plans, stock options have been granted with exercise prices not less than the fair market value of our Common Stock at the time of the grant, with an exercise term (as determined by the committee) not to exceed 10 years. The committee determines the vesting period for our stock options. Generally, such stock options become exercisable over four years.

Restricted Stock - Restricted stock are shares of Common Stock that are subject to restrictions on transfer that lapse upon the fulfillment of specified conditions. The market value of restricted stock awards on the date of grant is recorded as a reduction of capital stock on the balance sheets and is amortized ratably over the term of the restriction period, typically ranging from three to four years. Amortization expense of restricted stock amounted to $(5.5), $(2.4) and $(0.7) for 2003, 2002 and 2001, respectively. During 2003, we granted 958,080 shares of restricted stock to employees (297,622 shares of restricted stock were granted during 2002).

Deferred Stock - Outside the United States, we offer deferred stock, which are rights to receive shares of Common Stock upon the fulfillment of specified conditions, to certain employees. Deferred stock is similar to restricted stock in all respects, except that deferred stock is issued to the employee at the completion of the vesting period. We recognized expense of $(0.7) and $(0.3) in 2003 and 2002, respectively, related to these awards. During 2003 and 2002, we granted 164,163 shares of deferred stock and 60,712 shares of deferred stock, respectively.

Performance Shares - The committee awards phantom shares that give the recipients the right to receive cash equal to the value of shares of Common Stock that are earned if specific performance goals are achieved during a specific performance period. Compensation cost related to performance shares is based on management's best estimate as to whether or not the performance criteria will be satisfied and the market price of our shares on the date of the financial statements. This amount is recognized ratably over the performance period. Adjustments based on changes in our estimate of whether the performance criteria will be satisfied and changes in the market value of our shares are recorded in the period in which the change occurs.
The awards relating to the two outstanding three-year performance periods (2001-2003 and 2002-2004) were canceled and replaced with an award relating to a two-year performance period (2003-2004) and a transitional award relating to operating performance for fiscal 2003. We have recorded $(1.8) as expense during 2003 ($(1.4) as expense during both 2002 and 2001) for these awards. We expect to distribute in fiscal 2004 $2.8 related to the transitional awards. In 2003, we distributed $1.1 relating to the 2000-2002 performance period ($7.8 was distributed in 2002 relating to the 1999-2001 performance period).

Employee Stock Purchase Plans

Under the U.S. Employee Stock Purchase Plan (ESPP), we are authorized to issue up to 2,650,000 shares of Common Stock (330,000 shares per annum), principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Common Stock. The purchase price of the shares is 85% of the lower of the fair market values of the Common Stock on the first and last days of the six-month purchase period. In 2003, 2002 and 2001 approximately 28%, 32% and 38% of eligible employees participated in the ESPP, respectively.

Several of our international subsidiaries have employee stock purchase plans (international ESPP) under which we are authorized to issue up to 500,000 shares of Common Stock to our full-time employees. The terms of the international ESPP in most locations are essentially the same as the ESPP.

Under the ESPP and the international ESPP, employees purchased
256,870 shares in 2003, 216,121 shares in 2002, and 176,592
shares in 2001.

The calculation of the fair value of these shares using the Black-Scholes option-pricing model assumes that options were issued to employees on the first day of the purchase period. The weighted average fair values of these assumed options granted in 2003, 2002 and 2001 were $4.31, $6.50 and $9.79, respectively.

These fair values were estimated using the following assumptions:

                                     2003         2002         2001

Risk-free interest rate               1.5%        2.8%         6.0%
Expected life                      0.5 years   0.5 years    0.5 years
Expected volatility                  35.6%       35.5%        31.8%
Expected dividend yield               1.7%        1.2%         0.9%

Other Compensation Plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan)
- The 401(k) plan consists of both a profit sharing plan and a savings plan under section 401(k) of the Internal Revenue Code. The savings plan component allows employees to make pre-tax contributions to their accounts, which may be invested in specified investment alternatives. We may match employee contributions to the extent determined by our Board of Directors. The matching contributions vest 20% per annum over a five-year period. Our contributions to the 401(k) plan, including matching contributions, were $5.0, $5.0 and $10.8 for 2003, 2002 and 2001, respectively.

Share Incentive Plan - One of our international subsidiaries has a Share Incentive Plan. Under this program, all regular full-time employees of the respective business unit are eligible to receive Common Stock for services rendered. Our contributions to this plan were $0.2 in 2003.


Note 10         Income Taxes

Income before provision for income taxes is as follows:

                                2003       2002       2001

United States                $   89.1   $   47.9   $   70.4
International                    11.3       92.7      117.4
                             --------   --------   --------
Income before income taxes   $  100.4   $  140.6   $  187.8
                             ========   ========   ========

Components of the provision (benefit) for income taxes are as follows:

                                 2003      2002      2001
Current
  Federal                      $ (3.3)   $(16.9)   $ (4.4)
  State and local                 0.4      (2.4)      3.9
  International                  18.4      35.1      51.3
                               ------    ------    ------
  Total current                  15.5      15.8      50.8
                               ------    ------    ------
Deferred
  Federal                        28.7      25.5       4.7
  State and local                 1.9       9.6       1.1
  International                  (7.0)     (1.5)     (0.9)
                               ------    ------    ------
  Total deferred                 23.6      33.6       4.9
                               ------    ------    ------
Provision for income taxes     $ 39.1    $ 49.4    $ 55.7
                               ======    ======    ======

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                            2003       2002       2001

U.S. statutory tax rate                     35.0%      35.0%      35.0%
International operations                     4.1       (2.5)      (1.8)
State taxes, net                             1.3        3.3        1.7
Tax benefit from disposition of assets        --         --       (3.9)
Nondeductible goodwill                        --         --        3.2
Changes in valuation allowance              (2.1)        --       (3.5)
Other operating items, net                   2.5        0.3       (0.1)
Other, net                                  (1.9)      (1.0)      (0.9)
                                            ----       ----       ----
Effective tax rate                          38.9%      35.1%      29.7%
                                            ====       ====       ====

Included in the rate reconciliation as part of international operations is an increase in the valuation allowance of approximately $2.2 relating to net operating losses overseas.


Components of deferred tax assets and liabilities are as follows:

                                                               2003         2002

Deferred compensation and other employee benefits            $   19.5    $   13.2
Accounts receivable and other allowances                         41.6        56.2
Net operating loss carryforwards                                 15.2        12.2
Other operating items, net                                       12.2        17.4
Tax credit carryforwards                                         27.3        43.8
Other, net                                                        3.6        26.9
                                                             --------    --------
  Gross deferred tax assets                                     119.4       169.7
Valuation allowance                                              (6.9)      (11.0)
                                                             --------    --------
  Total net assets                                              112.5       158.7
                                                             --------    --------
Deferred compensation and other employee benefits                 8.3         6.7
Unrealized gain on investments                                     --         2.0
Deferred promotion                                               20.6        41.2
Other, net                                                       17.0        11.6
                                                             --------    --------
  Total net liabilities                                          45.9        61.5
                                                             --------    --------
Net deferred taxes                                           $   66.6    $   97.2
                                                             ========    ========



Balance sheet classifications of deferred tax assets and liabilities are as follows:

                                                               2003         2002

Prepaid expenses and other current assets                    $   44.4    $   29.5
Other noncurrent assets                                          64.4        79.3
Other current liabilities                                       (14.8)       (3.1)
Other noncurrent liabilities                                    (27.4)       (8.5)
                                                             --------    --------
Net deferred taxes                                           $   66.6    $   97.2
                                                             ========    ========



We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $55.0 at June 30, 2003, are available to reduce future tax obligations of certain foreign subsidiaries in a number of jurisdictions with various expiration dates, some of which are indefinite. In addition, foreign tax credit carryforwards amounting to $19.4 and alternative minimum tax credit carryforwards of $7.9 are available as of June 30, 2003. Foreign tax credit carryforwards have various expiration dates through 2007; alternative minimum tax credit carryforwards have an indefinite life.

Net operating loss carryforwards and their valuation allowance of approximately $14.0 that are associated with discontinued operations in several countries have been written off.

Approximately $17.3 of deferred tax benefit is included as a component of stockholders' equity.

Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries because we do not anticipate those undistributed earnings will be remitted in the foreseeable future. Determination of the deferred tax liability related to our investments in foreign subsidiaries is not practicable.

Note 11    Debt

Credit Agreements

Prior to July 27, 2001, we were a party to a Competitive Advance and Revolving Credit Facility Agreement, as amended (the 1996 Credit Agreement), which provided for bank borrowings of up to $300.0. On July 27, 2001, we entered into a Five-Year Revolving Credit and Competitive Advance Facility Agreement and a 364-Day Revolving Credit and Competitive Advance Facility Agreement (the 2001 Credit Agreements), each of which allowed for up to $192.5 in aggregate principal amount of bank borrowings.

Interest under the 2001 Credit Agreements was based on several pricing options that varied based upon our credit rating. Borrowings from these facilities were allowed to be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Non-financial covenants included restrictions on our ability to incur additional debt for money borrowed, create liens and guarantee indebtedness. The financial covenants included minimum interest coverage and maximum leverage ratios.

On May 20, 2002, we entered into a $950.0 Term Loan Agreement with a syndicate of banks and other financial institutions, and we amended and restated the Five-Year Revolving Credit and Competitive Advance Facility Agreement to conform it to the Term Loan Agreement (the Term Loan and the Five-Year Facility are collectively referred to as the 2002 Credit Agreements); we also terminated the 364-Day Revolving Credit and Competitive Advance Facility Agreement. Proceeds from the Term Loan Agreement were used to finance the Reiman acquisition purchase price and pay related financing and transaction costs, to finance our recapitalization transactions (See Note 12, Capital Stock) and to refinance obligations under the 2001 Credit Agreements. Borrowings under the Five-Year Revolving Credit and Competitive Advance Facility Agreement may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup.

Borrowings under the 2002 Credit Agreements bear interest at either LIBOR plus a spread based upon our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in the Term Loan Agreement. The interest rate is required to be reset from time to time for periods of up to six months. Borrowings under the 2002 Credit Agreements are secured by substantially all of our assets and are subject to various covenants. Non-financial covenants include limitations on: additional debt for money borrowed and related guarantees; acquisitions; mergers and asset transfers; share repurchases; liens; and dividend payments. Financial covenants include minimum interest and fixed charge coverage, maximum leverage ratios and limitations on annual capital expenditures.

In the fourth quarter of 2003, we amended the 2002 Credit Agreements. The terms of the amendment included modifications to ease the leverage covenant (which specifies the maximum ratio of debt to EBITDA) and to exclude the impact of certain cash restructuring charges from the calculation of EBITDA in 2003 and 2004. The amendment also increased the interest rate we pay on outstanding borrowings by up to 50 basis points based upon our credit rating at June 30, 2003.

The Term Loan Agreement requires quarterly principal repayments with the final payment due in fiscal 2008. Total payments required during that period are as follows:

             2004         30.6
             2005         54.5
             2006         78.5
             2007         75.3
             2008        626.4
                       -------
             Total     $ 865.3
                       =======

In the second quarter of 2002, we filed a shelf registration statement with the Securities and Exchange Commission allowing us to issue up to $500.0 of public debt securities. As of June 30, 2003, no securities had been issued under the registration statement.

At June 30, 2003, we had borrowings of $866.0 outstanding, of which $31.3 is classified as short-term debt and included in loans and notes payable on our balance sheets. The average interest rate on borrowings was 4.0% for 2003. In 2002, we had total borrowings of $950.7 outstanding and the weighted average interest rate for these borrowings was 3.8%. The carrying amount of the borrowings approximated fair value at June 30, 2003 and 2002.

Lines of Credit

International lines of credit and overdraft facilities totaled
$36.9 at June 30, 2003, and $32.0 at June 30, 2002, of which no amounts were outstanding at these respective dates. These lines of credit are renewed annually.

Note 12         Capital Stock

Capital stock and treasury stock consist of the following as of June 30:

                                               2003      2002
First preferred stock,
  par value $1.00 per share;
  authorized 40,000 shares;
  issued and outstanding 29,720 shares     $     3.0    $   3.0
Second preferred stock,
  par value $1.00 per share;
  authorized 120,000 shares;
  issued and outstanding 103,720 shares         10.3       10.3
Third subordinated preferred stock,
  par value $1.00 per share;
  authorized 230,000 shares;
  issued and outstanding 155,022 shares         15.5       15.5
Preference stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued and outstanding none                     --         --
                                           ---------    -------
Total preferred stock                           28.8       28.8
                                           ---------    -------
Common Stock,
  par value $0.01 per share;
  authorized 200,000,000 shares;
  issued 145,922,062 shares in 2003              1.5         --
Class A Nonvoting Common Stock,
  par value $0.01 per share;
  authorized 200,000,000 shares;
  issued 119,428,472 shares in 2002               --        1.2
Class B Voting Common Stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued 21,716,057 shares in 2002                --        0.2
                                           ---------    -------
Total Common Stock                               1.5        1.4

Unamortized restricted stock                   (12.7)      (4.7)
                                           ---------    -------
Total capital stock                        $    17.6    $  25.5
                                           =========    =======
Common Stock in treasury, at cost
  Common Stock: 47,743,830 in 2003         $(1,024.7)   $    --
  Class A shares: 32,337,230 in 2002              --     (709.8)
  Class B shares: 9,283,893 in 2002               --     (239.9)
                                           ---------    -------
Total Common Stock in treasury, at cost    $(1,024.7)   $(949.7)
                                           =========    =======


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

Recapitalization Agreement

On October 15, 2002, we entered into a revised agreement with the DeWitt Wallace-Reader's Digest Fund, Inc. and the Lila Wallace-Reader's Digest Fund, Inc. (the Funds) providing for a series of actions that resulted in all shares of our Class B Voting Common Stock (Class B Stock) and Class A Nonvoting Common Stock (Class A Stock) being recapitalized into a single class of Common Stock with one vote per share. The October 15, 2002 recapitalization agreement replaced the recapitalization agreement that we entered into with the Funds on April 12, 2002. The transactions contemplated by the October recapitalization agreement were completed on December 13, 2002. As a result:
- We repurchased approximately 4.6 million shares of Class B Stock from the Funds for $100.0 in cash in the aggregate;
- Each share of Class A Stock was recapitalized into one share of Common Stock having one vote per share;
-     Each remaining share of Class B Stock was recapitalized into
      1.22 shares of Common Stock;
- We amended our charter to, among other things, reflect the reclassification of the stock, divide our board of directors into three classes and eliminate action by written consent of our stockholders; and
- We reclassified as long-term debt the $100.0 borrowed under the Term Loan Agreement on May 20, 2002 to repurchase stock. On June 30, 2002, the $100.0 was classified as short-term debt pending completion of the recapitalization transactions.

Four legal actions were commenced against us, our directors and the Funds challenging the original recapitalization transaction announced in April 2002. Three of the four actions were purported class actions; the fourth action was brought by individual stockholders. The parties in two of the three class actions, which were brought on behalf of holders of Class B Stock, entered into a memorandum of understanding setting forth agreements in principle, subject to court approval, with respect to the settlement of those actions. The third class action, which was brought on behalf of holders of Class A Stock, was dismissed with prejudice by the Court of Chancery of the State of Delaware pursuant to a comprehensive settlement agreement that was approved by the Court of Chancery on February 12, 2003. The fourth action was voluntarily dismissed.

Share Repurchase Authorization

As of June 30, 2003, under various share repurchase authorizations (announced during 2000, 2001 and 2002), we have repurchased 8.6 million shares of our Class A Nonvoting Common Stock for approximately $231.7 (no shares during 2003, 3.6 million shares totaling $64.1 during 2002 and 1.0 million shares totaling $34.1 during 2001). As of June 30, 2003, we had $186.0 remaining under a $250.0 share repurchase authorization announced in May 2001. Under the 2002 Credit Agreements, we are prohibited from repurchasing our Common Stock until our credit ratings are investment grade (see Note 11, Debt).

In addition, we repurchased 4.6 million shares for approximately
$100.0, plus capitalizable acquisition costs of $1.7, on December
13, 2002, in connection with the recapitalization transactions.


Note 13         Commitments and Contingencies

General Litigation

We are a defendant in lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel on such matters, recoveries, if any, by plaintiffs and claimants (net of reserves established) would not significantly affect our financial position or our results of operations.

Supply and Service Agreements

We maintain several long-term agreements with vendors primarily for the purchase of paper, printing and fulfillment services.
These agreements expire at various times through fiscal 2008.

In the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers.

Sale and Leaseback

During 1999, we sold and leased back a portion of our operating facility in the United Kingdom. The gain is being amortized on a straight-line basis over the term of the lease as a reduction in lease expense.

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

                         2003    2002   2001

Rental expense          $ 19.5  $ 18.9   $17.1
Sublease income           (5.0)   (4.9)   (2.6)
                        ------  ------   -----
Net rental expense      $ 14.5  $ 14.0   $14.5
                        ======  ======   =====

Future minimum rental commitments, net of sublease income, for noncancelable operating leases for the next five fiscal years and thereafter are as follows:

               Minimum    Minimum
                Rental    Sublease
               Payments    Income      Net

2004           $  16.9    $  (5.2)   $ 11.7
2005           $  13.9    $  (5.1)   $  8.8
2006           $  12.0    $  (5.0)   $  7.0
2007           $  11.3    $  (4.8)   $  6.5
2008           $  10.9    $  (4.8)   $  6.1
Later years    $  57.2    $ (21.5)   $ 35.7


Note 14         Segments

During the fourth quarter of 2003 we modified our operating segments to reflect our new internal management organization.
The three operating segments are Reader's Digest North America,
Consumer Business Services and International Businesses. We have restated operating segment results of operations for prior periods to conform to our new operating segments. Additionally, we separately report Corporate Unallocated expenses, which include the cost of governance, such as our internal audit, legal, tax and treasury departments, corporate financial management and other corporate functions that benefit the entire organization. In addition, this item also captures the income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs. The new organization structure is designed to combine related businesses and to facilitate efforts in leveraging best practices to significantly reduce overhead and operating costs. In addition, our new internal management and reporting structure provides greater transparency to our operating results.

Operating segments are based on our method of internal reporting and each operating segment is a strategic business unit that is managed separately and whose results are regularly reviewed by the chief operating decision maker. Consequently, revenues are presented on a third-party arm's-length basis. Revenues and expenses attributable to intercompany transactions are eliminated (under the intercompany eliminations caption below) to reconcile our operating segment amounts to consolidated amounts, as reported in our income statements. Accounting policies of our segments are the same as those described in Note 1, Organization and Summary of Significant Accounting Policies.

Reader's Digest North America

This segment comprises our operations in the United States and Canada that:
  - Publish and market (primarily through direct marketing) Reader's Digest magazine and several special interest magazines;
  - Publish and market (primarily through direct marketing) the magazines and books of, and operate the complementary businesses of, Reiman Media Group, Inc., which we acquired on May 20, 2002; and
  - Publish and market (primarily through direct marketing) Books and Home Entertainment products, which include
        Select Editions, series and general books, and music and video products related to some or all of the following affinities: reading, home and health, and entertainment.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader's Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. The publications of Reiman Media Group have minimal advertising revenues, and accordingly, circulation is the primary driver of performance in this business. The results of our Books and Home Entertainment business are driven by its universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises our operations that:
  - Sell books and gift items by display marketing products on-site through independent sales representatives at schools and businesses through Books Are Fun, Ltd. in the United States and Canada;
  - Sell our magazines and other publishers' magazines and other products through youth fundraising campaigns of QSP, Inc.
        in the United States and Quality Service Programs Inc. in
        Canada;
  - Publish and market (primarily through retail channels as well as through Books Are Fun, Ltd. and QSP, Inc.) Books and Home Entertainment products of Young Families and Children's Publishing;
  - Promote our financial services marketing alliances in the United States and Canada; and
  - Sold gifts and other merchandise through Gifts.com, Inc. (including Good Catalog Company), which ceased operations in 2002.

The primary focus of the Consumer Business Services segment is to grow revenues by selling products through non-direct marketing channels. The larger businesses in this segment are focused on expanding their sales forces, thereby increasing coverage of markets each serves. The performance of these businesses is driven by product selection, the number of accounts or events held, and the average sales per account or event.

International Businesses

This segment comprises our operations outside of the United
States and Canada that:
  - Publish and market (primarily through direct marketing) Books and Home Entertainment products (described above), Reader's Digest magazine in numerous editions and languages, and several special interest magazines; and
  - Establish and develop the operations of our financial services marketing alliances and other new business development initiatives, including the introduction of display marketing.

The performance of these businesses is driven by similar factors to those in the Reader's Digest North America segment except that results are more susceptible to changes in local market conditions due to the number of countries in which we operate. The results for Reader's Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our Books and Home Entertainment products in these markets is driven by the universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

We evaluate performance and allocate resources based on operating income from continuing operations excluding other operating items. Identifiable assets by segment are those assets that are used in the operations of that business. Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses, marketable securities, certain pension assets, certain fixed assets and certain other current assets. Sales are attributed to countries based on selling location. Long-lived assets are principally composed of: property, plant and equipment, net; intangible assets, net; and prepaid pension benefits.

Operating Segment Financial Information

                                            Years ended June 30,
                                       2003         2002         2001
Revenues
  Reader's Digest North America     $   854.4   $   649.0    $   777.3
  Consumer Business Services            640.8       668.1        644.9
  International Businesses            1,007.8     1,077.5      1,117.6
  Intercompany eliminations             (28.1)      (26.0)       (21.6)
                                    ---------   ---------    ---------
Total revenues                      $ 2,474.9   $ 2,368.6    $ 2,518.2
                                    =========   =========    =========
Operating profit (loss)
  Reader's Digest North America     $    60.6   $    (2.2)   $    40.2
  Consumer Business Services             90.6        88.4         70.9
  International Businesses               49.1       106.3        139.1
  Corporate Unallocated                 (21.4)       (8.1)        (2.8)
  Other operating items, net (1)        (39.8)      (26.7)       (18.4)
                                    ---------   ---------    ---------
Total operating profit              $   139.1   $   157.7    $   229.0
                                    =========   =========    =========
Intercompany eliminations
  Reader's Digest North America     $    (1.2)  $    (4.4)   $    (2.2)
  Consumer Business Services            (23.5)      (15.3)       (10.3)
  International Businesses               (3.4)       (6.3)        (9.1)
                                    ---------   ---------    ---------
Total intercompany eliminations     $   (28.1)  $   (26.0)   $   (21.6)
                                    =========   =========    =========
Identifiable assets
  Reader's Digest North America     $ 1,185.2   $ 1,401.8    $   342.1
  Consumer Business Services            535.9       521.8        534.6
  International Businesses              472.7       469.9        405.8
  Corporate                             405.7       298.4        382.7
                                    ---------   ---------    ---------
Total identifiable assets           $ 2,599.5   $ 2,691.9    $ 1,665.2
                                    =========   =========    =========

(1) Other operating items, net in 2003 related to: 13% to Reader's Digest North America, 6% to Consumer Business Services, 64% to International Businesses and 17% to corporate departments that benefit the entire organization. In 2002, these items related to: 22% to Reader's Digest North America, 27% to Consumer Business Services, 16% to International Businesess and 35% to corporate departments that benefit the entire organization. Excluding adjustments of $10 related to a favorable tax settlement, other operating items, net in 2001 related to: 56% to Reader's Digest North America, 39% to International Businesses and
    5% to corporate departments that benefit the entire organization.


                                                            Years ended June 30,
                                                      2003        2002         2001
Depreciation, amortization and asset impairments
  Reader's Digest North America                    $    40.9   $    10.2    $    14.6
  Consumer Business Services                            11.6        12.0         29.2
  International Businesses                               9.5        10.1         11.2
  Corporate                                              5.9        15.3          8.4
                                                   ---------   ---------    ---------
Total depreciation, amortization and asset
  impairments                                      $    67.9   $    47.6    $    63.4
                                                   =========   =========    =========

Capital expenditures
  Reader's Digest North America                    $     2.5   $     3.1    $     4.9
  Consumer Business Services                             1.2         2.7          4.1
  International Businesses                               5.1         6.1          8.1
  Corporate                                              6.9        12.7         26.4
                                                   ---------   ---------    ---------
Total capital expenditures                         $    15.7   $    24.6    $    43.5
                                                   =========   =========    =========



The following table presents our consolidated net revenues by product:

                                                           Years ended June 30,
                                                      2003        2002         2001

Revenues
  Books                                            $ 1,081.7   $ 1,063.6    $ 1,111.5
  Magazines - subscription and other                   750.1       610.1        635.2
  Magazines - advertising                              151.0       151.4        161.2
  Music and videos                                     254.9       320.7        401.9
  Food and gift                                        155.5       165.3        171.3
  Fees from financial services marketing alliances      13.2        20.8         11.3
  Other                                                 68.5        36.7         25.8
                                                   ---------   ---------    ---------
Total revenues                                     $ 2,474.9   $ 2,368.6    $ 2,518.2
                                                   =========   =========    =========



Information about geographic areas is as follows:

                                                           Years ended June 30,
                                                       2003        2002        2001

Revenues
  United States                                    $ 1,351.8   $ 1,176.7    $ 1,280.9
  International                                      1,124.6     1,196.3      1,240.7
  Inter-area                                            (1.5)       (4.4)        (3.4)
                                                   ---------   ---------    ---------
Total revenues                                     $ 2,474.9   $ 2,368.6    $ 2,518.2
                                                   =========   =========    =========

Revenues inter-area
  United States                                    $    (0.1)  $    (2.8)   $    (1.8)
  International                                         (1.4)       (1.6)        (1.6)
                                                   ---------   ---------    ---------
Total revenues inter-area                          $    (1.5)  $    (4.4)   $    (3.4)
                                                   =========   =========    =========

Long-lived assets
  United States                                    $ 1,633.3   $ 1,646.6    $   688.4
  International                                        113.5       107.2        102.5
                                                   ---------   ---------    ---------
Total long-lived assets                            $ 1,746.8   $ 1,753.8    $   790.9
                                                   =========   =========    =========


Independent Auditors' Report



The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



KPMG LLP
New York, New York
July 25, 2003

Report of Management






We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual
Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles; certain estimates and judgments were applied as required. Financial information in this Annual Report is consistent with that in the financial statements.

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

In accordance with the requirements of the recently signed
Sarbanes-Oxley Act of 2002, we have filed our written certifications with the Securities and Exchange Commission. The certifications have been filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2003.

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






/s/THOMAS O. RYDER
Thomas O. Ryder
Chairman of the Board and
Chief Executive Officer


/s/MICHAEL S. GELTZEILER
Michael S. Geltzeiler
Senior Vice President and
Chief Financial Officer


Selected Financial Data
In millions, except per share data                                 2003          2002           2001          2000          1999

Income Statement Data
Revenues                                                        $ 2,474.9     $ 2,368.6     $ 2,518.2      $ 2,484.5     $ 2,458.5
Operating profit                                                $   139.1     $   157.7     $   229.0      $   253.8     $   129.1
Net income                                                      $    61.3     $    91.2     $   132.1      $   144.7     $   151.9
Basic and diluted earnings per share                          $0.61/$0.60   $0.90/$0.89   $1.27/$1.26    $1.35/$1.34   $1.40/$1.39
Dividends per common share                                      $    0.20         $0.20         $0.20          $0.20         $0.38

Balance Sheet Data
Cash and cash equivalents, short-term investments and
   marketable securities                                        $    52.1     $   114.7     $    47.3      $   227.6     $   437.2
Total assets                                                    $ 2,599.5     $ 2,691.9     $ 1,665.2      $ 1,707.2     $ 1,622.3
Long-term debt                                                  $   834.7     $   818.0     $     9.8      $     7.9     $     2.2
Stockholders' equity                                            $   400.3     $   471.9     $   459.8      $   478.8     $   385.1
Weighted-average common shares outstanding (basic and diluted)  98.1/99.2   100.2/100.6   102.7/103.7    106.0/107.0   107.3/108.0
Book value per common share                                         $4.08         $4.71         $4.47          $4.51         $3.59


Selected Quarterly Financial Data and Dividend and Market Information (Unaudited)
                                                                                                          Stock Price Range
                                                                Net Income (Loss)                              High-Low

 In millions, except
 per share data and               Operating  Dividends            Per       Per
 shareholder                        Profit     Per               Share     Share       Common
 information            Revenues    (Loss)   Share(1)  Amount    Basic    Diluted     Stock(2)         Class A(2)      Class B(2)


 2003
    First Quarter       $   517.1  $   2.0    $ 0.05   $ (5.2)   $(0.05)   $(0.05)       N/A        $18.14 - $14.70  $22.40 - $18.10
    Second Quarter          830.6    146.6      0.05     84.2      0.85      0.84  $16.23 - $14.72  $17.17 - $13.89  $20.69 - $16.60
    Third Quarter           563.5     (3.5)     0.05     (4.6)    (0.05)    (0.05) $16.00 - $ 9.50        N/A              N/A
    Fourth Quarter          563.7     (6.0)     0.05    (13.1)    (0.14)    (0.14) $13.81 - $10.15        N/A              N/A
                        ---------  -------    ------   ------    ------    ------  ---------------  ---------------  ---------------
                        $ 2,474.9  $ 139.1    $ 0.20   $ 61.3    $ 0.61    $ 0.60  $16.23 - $ 9.50  $18.14 - $13.89  $22.40 - $16.60
                        =========  =======    ======   ======    ======    ======  ===============  ===============  ===============

 2002
    First Quarter       $   497.5  $   2.8    $ 0.05   $ (1.1)   $(0.01)   $(0.01)       N/A        $28.64 - $16.68  $26.40 - $16.40
    Second Quarter          784.0    126.6    $ 0.05     78.8      0.78      0.78        N/A        $23.56 - $15.65  $22.65 - $15.70
    Third Quarter           541.8     21.7    $ 0.05     16.4      0.16      0.16        N/A        $23.20 - $19.99  $23.80 - $19.80
    Fourth Quarter          545.3      6.6    $ 0.05     (2.9)    (0.03)    (0.03)       N/A        $24.15 - $18.73  $29.40 - $22.90
                        ---------  -------    ------   ------    ------    ------  ---------------  ---------------  ---------------
                        $ 2,368.6  $ 157.7    $ 0.20   $ 91.2    $ 0.90    $ 0.89        N/A        $28.64 - $15.65  $29.40 - $15.70
                        =========  =======    ======   ======    ======    ======  ===============  ===============  ===============

    As of June 30, 2003, our Common Stock was listed on the New York Stock Exchange under the symbol RDA.  At that time there were approximately 1,876 holders of record of our Common Stock.
    (1)  Cash dividends on our shares in the first quarter of 2003 and in 2002 were declared and paid share and share alike on
         Class A Stock and Class B Stock.
    (2)  Effective December 13, 2002, we completed a recapitalization under which we recapitalized all of our
         Class A Stock and Class B Stock into Common Stock.  See Note 12, Capital Stock, for additional information.



The Reader's Digest Association, Inc. and Subsidiaries