Form 10-K, Exhibit 13
period 2004-06-30
READERS DIGEST ASSOCIATION INC
filed 2004-09-09
CIK 858558

The Reader's Digest Association, Inc. and Subsidiaries

Management's Discussion and Analysis
Dollars in millions, except per share data


Unless otherwise indicated, references in Management's Discussion and Analysis to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2004, 2003 and 2002, unless otherwise indicated, are to fiscal 2004, fiscal 2003 and fiscal 2002, respectively. Our fiscal year represents the period from July 1 through June 30.

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion should be read in conjunction with our Consolidated Financial Statements and related Notes. Certain amounts and percentages do not recalculate due to rounding.


Results of Operations:  Company-Wide

Our Reportable Segments

Each of our three segments (Reader's Digest North America, Consumer Business Services and Reader's Digest International (formerly International Businesses)) reports its results to our chief operating decision maker, who uses such information to assess segment performance. Additionally, we separately report Corporate Unallocated expenses, which include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs. Below is a brief description of the activities included within our reportable segments.

Reader's Digest North America

This segment comprises our operations in the United States and Canada that publish and market Reader's Digest magazine, Reiman's magazines and several special interest magazines. This segment also includes operations that publish and market Books and Home Entertainment products, including Select Editions, series and general books, and music and video products related to the following affinities: reading, home and health, and entertainment.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader's Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. Reiman's publications have minimal advertising revenues, and accordingly, circulation is the principal driver of performance in this business. The results of our Books and Home Entertainment business are driven by its universe of promotable customers, new customer acquisition programs, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

The principal businesses in this segment are our display marketing business, Books Are Fun, and our youth fundraising businesses in the United States and Canada, QSP. This segment also includes smaller businesses, such as Trade Publishing and Young Families, which publish and market Books and Home Entertainment products through direct and retail channels, and the results of financial services alliances. The operations of Gifts.com were included in this segment until 2002, when it ceased operations.

The primary focus of Consumer Business Services, which sells products through non-direct marketing channels, is to grow revenues by selling products through their sales forces. Performance of the larger businesses is also driven by product selection, the number of accounts or events held and the average sales per account or event.

Reader's Digest International

This segment comprises our operations outside of the United States and Canada. The businesses in this segment publish and market Reader's Digest magazine in numerous editions and languages, several special interest magazines and Books and Home Entertainment products (described above), and include the results of financial services marketing alliances. Growth initiatives in this segment include: entering new markets, developing new products, acquiring customers through new channels and expanding U.S. businesses such as Books Are Fun and Young Families into markets overseas.

The performance of these businesses is driven by similar factors to those in the Reader's Digest North America segment except that results are more susceptible to changes in local market conditions due to the number of countries in which we operate. The results for Reader's Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our Books and Home Entertainment products in these markets are driven by its universe of promotable customers, new customer acquisition programs, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Intercompany Eliminations and Corporate Unallocated Expenses

We present our segment revenues and operating profits on an arm's-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the Intercompany Eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in the income statements. In addition to intercompany revenues and expenses, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. Corporate Unallocated expenses include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs.

Summary of Reportable Segment Results

                                                 Years ended June 30,
                                             2004       2003       2002

Revenues
  Reader's Digest North America            $   835    $   854    $   649
  Consumer Business Services                   609        641        668
  Reader's Digest International                970      1,008      1,078
  Intercompany eliminations                    (26)       (28)       (26)
                                           -------    -------    -------
Total revenues                             $ 2,388    $ 2,475    $ 2,369
                                           =======    =======    =======

Operating profit (loss)
  Reader's Digest North America            $    71    $    61    $    (2)
  Consumer Business Services                    64         91         88
  Reader's Digest International                 57         49        106
  Magazine deferred promotion charge (1)       (27)        --         --
  Corporate Unallocated                        (44)       (22)        (7)
  Other operating items, net(2)                (15)       (40)       (27)
                                           -------    -------    -------
Operating profit                           $   106    $   139    $   158
                                           =======    =======    =======

Intercompany eliminations
  Reader's Digest North America            $    (1)   $    (1)   $    (4)
  Consumer Business Services                   (21)       (24)       (16)
  Reader's Digest International                 (4)        (3)        (6)
                                           -------    -------    -------
Total intercompany eliminations            $   (26)   $   (28)   $   (26)
                                           =======    =======    =======


(1) Magazine deferred promotion charge relates to: 45% to Reader's Digest North America and 55% to Reader's Digest International.

(2) Other operating items, net in 2004 related to: 12% to Reader's Digest North America, 22% to Consumer Business Services, 61% to Reader's Digest International and 5% to corporate departments that benefit the entire organization. In 2003, these items related to: 13% to Reader's Digest North America, 6% to Consumer Business Services, 64% to Reader's Digest International and 17% to corporate departments that benefit the entire organization. In 2002, these items related to: 22% to Reader's Digest North America, 27% to Consumer Business Services, 16% to Reader's Digest International and 35% to corporate departments that benefit the entire organization.

Overview

At the end of 2003, we announced a plan to achieve sustainable revenue and profit growth by fiscal 2005. We have completed the first half of the two-year plan and have made progress on a number of metrics we identified, at the end of 2003, to track our performance. In 2004, we made investments in new customer acquisition at Reiman and launched two new magazines in North America. Outside of North America, we tested new magazines and our Books and Home Entertainment business in several new markets, and introduced the display marketing concept in certain markets. At the same time, we took aggressive measures in Reader's Digest International to reduce costs, eliminate marginal activity, improve forecasting and execution, reduce risk and test new business opportunities. As a result of these initiatives, and the impact of cost reduction initiatives to rightsize our business, two of our three reportable segments reported low double-digit profit improvements.

Although there were a number of positive events during the year, we had disappointing results at Books Are Fun and QSP. Early in the year, we experienced higher turnover in the sales forces in both of these businesses. Coupled with increased competition at QSP and product issues at Books Are Fun, sales in the second quarter, our peak selling season, were lower. Because of this, and other issues enumerated below, Consumer Business Services results for the year decreased.


Revenues and Operating Profit

2004 v. 2003

Revenues
Revenues decreased 3% to $2,388 in 2004, compared with $2,475 in 2003. Excluding the effect of foreign currency translation, revenues decreased 8%. Revenues in all three of our reportable segments declined. The most significant decline was in Reader's Digest International.

We anticipated the decline in Reader's Digest International because of weak economic conditions in most of the markets where we operate. Our strategy to stabilize these businesses by scaling back promotional mailings and exiting marginally profitable businesses in certain markets worsened the decline. Although response rates, principally related to Books and Home Entertainment products, continued to decline, the rate of decline decreased. The most significant revenue declines were in the United Kingdom, Germany and France.

Revenues for Consumer Business Services declined due to lower sales at QSP and Books Are Fun because of turnover in the sales force earlier in the year. Increased competition at QSP, and weaker product selection at Books Are Fun in the second quarter of 2004, our peak selling season, also contributed to the decline. These declines were partly offset by improved performance for our Trade Publishing business due to increased sales of stronger products.

Revenues for Reader's Digest North America declined because of continued lower circulation and advertising revenues for Reader's Digest magazine driven by our decision to reduce the rate base in January 2003 and 2004. Lower sales at Reiman were attributed to lower series book product sales and lower renewal rates for certain magazines. These declines were partially offset by revenues from new magazines and increased sales of RD Specials (a newsstand product that was introduced in the second quarter of 2003) due to an increase in the number of issues published.

Operating Profit

Operating profit declined 24% to $106 in 2004, compared with $139 in 2003. Excluding the effect of foreign currency translation, profits declined 29%.
The effect of the magazine deferred promotion charge recorded in the fourth quarter of 2004 (described in more detail below) Consumer Business Services and higher Corporate Unallocated expenses drove the overall decline in profitability. Improved profits at two of our reportable segments, Reader's Digest North America and Reader's Digest International, and lower restructuring and other charges, partly offset the decline.

Reportable Segments
Lower profits for Consumer Business Services were driven by a combination of lower revenues and increased investments in the sales force for QSP and Books Are Fun.

The increase in profits for Reader's Digest North America was driven by lower product, promotion and fulfillment costs for Reader's Digest magazine, principally attributable to the rate base reductions, increased profits for Special Interest Magazines and the benefits of cost reduction initiatives. Costs incurred to launch two new Reiman-inspired magazines, Backyard Living and Our Canada, and investments in new customer acquisition at Reiman partially offset this improvement.

Profits for Reader's Digest International improved principally due to significant cost reduction, improved mailing efficiency and better execution.

Product, distribution and editorial expenses decreased 3% to $973 in 2004, compared with $1,002 in 2003. Excluding the effect of foreign currency translation, these costs declined 7%. Lower product and fulfillment costs, because of the rate base reduction for U.S. Reader's Digest magazine and lower sales activity, were the principal drivers of the decline. The results of efforts to renegotiate supply contracts and to leverage existing relationships across all of our businesses contributed to the decrease in costs.

Promotion, marketing and administrative expenses were flat at $1,294 for 2004 and 2003. In 2004, this caption includes the magazine deferred promotion charge (recorded in the fourth quarter), described in further detail below. Excluding the effect of foreign currency translation, these costs decreased 4%. The decline in promotion costs parallels our efforts to reduce risk, stabilize Reader's Digest International and standardize marketing programs in Reader's Digest North America. Certain cost-reduction initiatives, including reductions in staff and other actions, contributed to the decline. These declines were partially offset by investments in new customer acquisition at Reiman and costs incurred to develop and launch new products in Reader's Digest North America and Reader's Digest International.

Corporate Unallocated
Corporate Unallocated expenses reflect the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, postretirement healthcare costs, and executive compensation programs that are not allocated to the reportable segments. These expenses were $(44) in 2004, compared with $(22) in 2003. The increase was driven by a:

  -   $(19) decrease in net pension income (from our over-funded
      U.S. pension plan), partly because of our decision to lower the assumed rate of return on our pension assets in accordance with our outlook on long-term asset return trends (see Critical Accounting Policies for additional information).
  - $(4) increase in compensation expense due to a greater mix of restricted stock versus stock options.
  - $(3) increase associated with postretirement healthcare costs.

Other Operating Items, Net
Other operating items, net, decreased to $(15) in 2004, compared with $(40) in 2003. Charges recorded in the second, third and fourth quarters of 2004 comprised $(14) for severance and $(3) for contract terminations, asset impairments and pension curtailments, partially offset by reversals of $2, principally related to severance.

Charges of $(14) for severance related to streamlining operations in certain international markets, domestic businesses and corporate departments. These charges relate to the termination of approximately 240 employees, of which almost 40% were terminated as of June 30, 2004. The remaining employees are expected to be terminated over the next several fiscal quarters.

Charges of $(3) for contract terminations, asset impairments and pension curtailments principally represent costs associated with closing our Norway location and a lease termination at Books Are Fun.

These charges were partially offset by reversals of $2, principally severance, recorded in the third quarter of 2004 related to charges recorded in previous periods that were no longer necessary. We generally review our restructuring charges periodically to determine the appropriateness of existing reserves in light of current circumstances. Accordingly, these charges were reversed because of the occurrence of events that affected our original plans.

In 2003, we recorded net charges of $(40) comprised of: $(35), net, related to severance, $(3) related to write-downs of assets and $(5) related to other costs. We also recorded a gain of $3 related to net adjustments to litigation-related accrual balances that were established in previous years. The severance and other charges principally related to lowering our cost base and streamlining our business processes.

Magazine Deferred Promotion Charge
During the fourth quarter of 2004, we reassessed our accounting for magazine promotion costs in response to changes in our business, as well as the strategies and initiatives being undertaken by our magazine business. As a result of these changes, pursuant to American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, "Reporting on Advertising Costs," effective fiscal 2005, we will no longer defer and amortize magazine promotion costs, but will expense such costs when the promotion is mailed to prospective customers. As of June 30, 2004, we have recorded a pre-tax charge of $27, to reflect the impact of this change in circumstances on our existing asset. Such amount is included as a component of promotion, marketing and administrative expenses on the income statements. The remaining balance will be amortized in fiscal 2005.

2003 v. 2002

Revenues
Revenues increased 4% to $2,475 in 2003, compared with $2,369 in 2002. Excluding the effect of foreign currency translation, revenues increased 1%. The revenue increase was primarily attributable to an increase in revenues in Reader's Digest North America, driven by the addition of a full year of revenues from Reiman, which was acquired on May 20, 2002. Offsetting this growth were lower revenues in Reader's Digest International and, to a lesser extent, Consumer Business Services.

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

The decline in revenues in Reader's Digest International was primarily across Books and Home Entertainment products, with significant declines in general books, music and video products, and certain series products. The primary markets with declining revenues were the United Kingdom, Germany, France, Mexico and Australia. These declines were partially offset by improved performance in the developing markets of Russia and Hungary.

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

Operating Profit
Operating profit declined 12% to $139 in 2003, compared with $158 in 2002. Excluding the effect of foreign currency translation, operating profit declined 16%. The higher restructuring charge in 2003 contributed most of the decline. Other operating items, net in 2003 were $(40), compared with $(27) in 2002. In addition, Corporate Unallocated expenses were significantly higher ($22 in 2003, compared with $7 in 2002), primarily due to lower net pension income and increased employee-related costs. Partially offsetting a portion of these cost increases were higher profit from certain reportable segments, which are described in further detail below.

Reportable Segments
The increase in operating profit from our reportable segments was driven by Reader's Digest North America, which benefited from the addition of a full year of profit from Reiman and an 80% reduction in losses in our U.S. Books and Home Entertainment business. This increase was partially offset by a 54% reduction in profit for Reader's Digest International (excluding the effect of foreign currency translation, profit in Reader's Digest International declined 60%). The significant decline in Reader's Digest International was primarily attributable to profit declines in established international markets, including France, Germany, the United Kingdom and Mexico due to the decline in revenues, and was partially offset by lower product and promotion costs.

Product, distribution and editorial expenses increased 6% to $1,002 in 2003, compared with $948 in 2002. Excluding the effect of foreign currency translation, these expenses increased 2%. The increase was driven by the incremental costs, including postage, related to the addition of a full year of costs attributable to Reiman. This increase was partially offset by reduced activity in U.S. Books and Home Entertainment, Reader's Digest magazine and Special Interest Magazines. Costs for other businesses in Reader's Digest North America decreased due to a combination of factors, including the decline in sales volume and our decision to reduce the rate base for Reader's Digest magazine (both of which resulted in fewer products printed), rebates from suppliers and cost-cutting measures. The decline in costs in Reader's Digest International was attributable to lower manufacturing and delivery costs stemming from a decline in sales volume.

Promotion, marketing and administrative expenses increased 5% to $1,294 in 2003, compared with $1,237 in 2002. Excluding the effect of foreign currency translation, these expenses increased 1%. The increase in these expenses was driven by the addition of a full year of costs for Reiman and the amortization of intangible assets acquired with Reiman. This increase was partially offset by a decrease in costs in other businesses in Reader's Digest North America and in Reader's Digest International. These decreases were principally driven by a significant reduction in promotion costs due to our decision to reduce mailing activity in U.S. Books and Home Entertainment and several international markets, and to our decision to lower the rate base for Reader's Digest magazine.

Corporate Unallocated
Corporate Unallocated expenses were $(22) in 2003, compared with $(7) in 2002. The increase in expenses was attributable to significantly lower net pension income from our U.S. pension plans ($25 in 2003, compared with $37 in 2002), a higher mix of restricted stock in equity compensation and higher retiree healthcare costs. Expenses for governance and other corporate-related expenses were marginally reduced by cost-reduction initiatives. The decline in net pension income was partially a result of our decision to lower the assumed rate of return on our pension assets in accordance with our outlook on long-term asset return trends.

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

Severance charges recorded in the third and fourth quarters of 2003 of $(38) represent charges taken to terminate approximately 580 positions (35% in North America and 65% in various international markets), of which approximately 90% have been separated as of June 30, 2004. The remaining positions will be terminated during the next several fiscal quarters.

Asset impairments of $(3) principally comprised write-offs related to software and to unprofitable and discontinued products. Other costs of $(5) principally comprised expenses incurred to prepare and review the restructuring plans utilized to streamline our operations in certain domestic and international markets.

Other operating items, net of $(27) in 2002 comprised: Charges of $(36), including $(15) for severance costs, $(8) for contract terminations, and $(13) for asset impairments and other items, adjustments of $7 related to accruals from charges originally recorded in 2002 and prior periods, and a reversal of $2 pertaining to a legal matter that was originally recorded in prior years in other operating items, net.


Other (Expense) Income, Net

2004 v. 2003

Other (expense) income, net for 2004 was $(40), compared with $(39) in 2003. The primary changes were:
  - Additional interest expense, net of $(8) in 2004, principally due to the write-off of deferred financing fees and other items of $(7) as a result of refinancing a portion of our existing debt and terminating some of our interest rate caps that were no longer required (see Note 7, Financial Instruments and Note 11, Debt, in our Notes to Consolidated Financial Statements).
  - Lower gains on sales of shares of LookSmart, Ltd. of $(4) because we completely liquidated our remaining investment in LookSmart in the first quarter of 2004.
  - A gain of $6 on the sale of our building in Hong Kong in 2004, compared with a gain of $2 from the sale of a building in Australia in 2003.
  - A gain of $3 from proceeds received in exchange for our interest in Schoolpop, Inc., which merged into an unrelated third-party in the first quarter of 2004 (we had written this investment down to zero in the fourth quarter of 2002).
  - Expenses of $(3) incurred in 2003 in connection with our recapitalization transactions.


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


Income Taxes

2004 v. 2003

The effective tax rate for 2004 was 25.1%, compared with a rate of 38.9% for 2003. Excluding non-deductible costs associated with the recapitalization transactions in 2003, the comparable effective tax rate for 2003 was 35.3%. The lower tax rate was due to the favorable resolution of tax audit matters in certain domestic and international markets and the tax-free sale of our building in Hong Kong. Lower statutory tax rates in some of our markets and smaller restructuring charges in international markets with more favorable tax rates contributed to the lower effective tax rate.

2003 v. 2002

The effective tax rate for 2003 was 38.9%, compared with a rate of 35.1% for 2002. The higher tax rate was due to the lower tax benefit realized on our international restructuring charges and non-deductible costs associated with our recapitalization transactions. Excluding these items, the comparable effective tax rate for 2003 was 35.3%, compared with 35.1% in 2002.


Net Income

2004 v. 2003

As a result of the items discussed above, net income in 2004 was $49 or $0.49 per share on a diluted-earnings basis ($0.50 per share for basic earnings per share). In 2003, net income was $61 or $0.60 per share on a diluted-earnings basis ($0.61 per share for basic earnings per share).

2003 v. 2002

Net income in 2003 was $61 or $0.60 per share on a diluted-earnings basis ($0.61 per share for basic earnings per share). In 2002, net income was $91 or $0.89 per share on a diluted-earnings basis ($0.90 per share for basic earnings per share).


Results of Operations:  Reportable Segments

Reader's Digest North America

2004 v. 2003

Revenues for Reader's Digest North America decreased 2% to $835 in 2004, compared with $854 in 2003. Excluding the effect of foreign currency translation, revenues declined 4%. The largest declines in revenue related to Reader's Digest magazine and Reiman.

The decline in revenues for Reader's Digest magazine was attributable to lower circulation and advertising revenues due to the January 2003 and 2004 reductions in the rate base. Circulation revenues continued to be adversely affected by a decline in renewal pools, partially offset by the introduction of new subscribers at lower introductory rates. In addition, in the first half of 2004, newsstand sales declined, consistent with softness in this market. Although this trend showed signs of stabilizing in the second half of 2004, newsstand volume for the year declined 11%. Advertising revenues declined due to a lower rate per page, because of the January 2003 and 2004 reductions in the rate base for Reader's Digest magazine. This decline was partially offset by an increase in the number of advertising pages sold.

The decline in revenues for Reiman were principally driven by lower sales for certain series book products and lower sales of single sales books because of stronger product offerings in 2003. In addition, circulation revenues for certain magazines declined due to lower renewal rates. These declines were partially offset by strong sales of new annual book products and new products for sale in retail outlets.

In addition to the activity noted above, revenues for U.S. Books and Home Entertainment also declined modestly. This was largely attributable to lower sales of Select Editions, because of lower membership in the series, and the discontinuance of certain unprofitable series products. At the same time, increased promotional activity for single sales products and higher prices and payment rates for Select Editions, partially offset the decline.

Revenues in Canada declined slightly because of lower response rates to mailings for video products and the discontinuance of certain series products. These declines were partially offset by improved response rates for general book products.

Along with these declines in revenues for Reader's Digest North America, there were also increases from the introduction of new products, including RD Specials (introduced in the second quarter of 2003) and Backyard Living (launched in the third quarter of 2004) in the United States, and Our Canada (launched in the third quarter of 2004) in Canada. Furthermore, advertising and circulation revenues for Selecciones increased due to an increase in the rate base.

Operating profit for this segment improved 16% to $71 in 2004, compared with $61 in 2003. Excluding the effect of foreign currency translation, profit increased 14%. The most significant improvements, in U.S. Books and Home Entertainment and Reader's Digest magazine, were driven by lower product, fulfillment and promotion costs because of the rate base reductions described above and the standardization of certain marketing activities. A lesser reliance on subscriptions generated by agents (also due to the rate base reductions described above), increased profits for Special Interest Magazines and the benefits of cost-reduction initiatives contributed to the improvement.

These improvements were partially offset by investments in new customer acquisition for Taste of Home magazine and costs incurred to develop and launch Backyard Living and Our Canada.

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

These improvements in revenues were partially offset by a 36% decrease in revenues in U.S. Books and Home Entertainment, a 5% decline in revenues for Reader's Digest magazine, and the absence of revenues from Walking and New Choices magazines. The decline in revenues for U.S. Books and Home Entertainment was driven by lower revenues for music and video products due to the elimination of unprofitable products, which was announced in the fourth quarter of 2002. At the same time, we also announced that we were exiting the catalog business and certain continuity series. Revenues for Select Editions declined due to lower series membership and planned reductions in mailings to third-party customer lists.

Lower Reader's Digest magazine revenues were driven by lower circulation revenues, attributable to the July 2002 and January 2003 reductions in the rate base, and lower renewal pools, partially offset by new subscribers at lower introductory rates. In addition, advertising revenues were lower due to our decision to lower the circulation rate base.

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


Consumer Business Services

2004 v. 2003

Revenues for Consumer Business Services declined 5% to $609 in 2004, compared with $641 in 2003. Excluding the effect of foreign currency translation, revenues declined 6%. Revenue declines for QSP and Books Are Fun were partially offset by increased revenues for Trade Publishing.

Revenues for QSP declined 9% due to lower same-account sales and fewer accounts launched in the relevant reporting periods. This resulted in lower sales volumes of magazines and gift and food products. These declines were attributable to turnover in the sales force in certain territories, increased competition for fundraising dollars and a soft economy. Increased account incentives contributed to the decline. Despite these declines, gross sales of World's Finest Chocolate products increased 2%, while the tonnage credited toward our minimum purchase commitment increased 15%. Slightly higher pricing for gift products partially offset these declines.

Revenues for Books Are Fun declined 6% primarily due to lower average sales per event and, to a lesser extent, fewer events held. We attribute the weaker average sales per event to shortages of strong selling products in the second quarter of 2004, which was an unforeseen side effect of aggressively managing our inventory, and to weaker product selection. The decline in the number of events held was primarily due to turnover in the sales force earlier in the year.

At Books Are Fun, we changed our purchasing management and reviewed our product allocation strategy and testing processes to rectify the product issues noted above.

Because of our efforts to grow the sales force, we have more sales representatives as of June 30, 2004 than we had as of June 30, 2003 to serve new and existing markets for both QSP and Books Are Fun. However, because of the time required to develop territories, the additional sales representatives did not make a significant impact in 2004.

These declines were partially offset by an 8% increase in revenues for Trade Publishing driven by increased sales of products through retail and other channels.

Operating profit for this segment decreased 29% to $64 in 2004, compared with $91 in 2003. The main drivers of this decline in profits were the revenue changes described above and investments in the sales force for both QSP and Books Are Fun. Increased commission rates and higher freight and warehousing costs at Books Are Fun contributed to the decline. During the year, QSP recorded a penalty of $1 associated with the minimum purchase commitment related to our World's Finest Chocolate, Inc. licensing agreement. As noted above, because our purchases under the agreement were higher, the penalty recorded in 2004 was less than half of the penalty recorded in 2003.

These declines were partially offset by the impact of cost-reduction initiatives and increased sales for Trade Publishing.


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

These declines were partially offset by a 4% increase in revenues at Books Are Fun and increased revenues for Children's Publishing. The improvement in revenues at Books Are Fun was attributable to an increase in the number of events held and an increase in the average sales per event, for business and corporate fairs. In addition, the introduction of new product lines at Books Are Fun contributed to the increased revenues. Revenues in Children's Publishing increased due to better selling products and increased sales to mass marketers.

Revenues for QSP, Inc. increased 2% in 2003, compared with 2002. Increased revenues due to a higher pricing mix were partially offset by lower volumes for most products, including gift and magazine products, due principally to softness in the economy.

Operating profit increased 2% to $91 in 2003, compared with $88 in 2002. The increase was principally due to profit improvement attributable to the elimination of unprofitable businesses and product lines, including Gifts.com, Inc. Profit at QSP, Inc. was lower as a result of expenses associated with investments in the sales force, the recording of a penalty associated with the minimum purchase commitment related to our World's Finest Chocolate, Inc. licensing agreement and the effect of the dockworkers' strike on the west coast of the United States. Profit at QSP Canada declined due to lower sales volumes and increased fulfillment and other costs. These decreases in profit were partially offset by the impact of a higher pricing mix at QSP, Inc. and the impact of cost-reduction initiatives.


Reader's Digest International

2004 v. 2003

Revenues for Reader's Digest International declined 4% to $970 in 2004, compared with $1,008 in 2003. Excluding the effect of foreign currency translation, revenues declined 13%. Revenues declined in substantially all of our markets. The decline in revenues in this segment was driven by lower response rates to promotional mailings and lower series membership in many markets. In addition, weaker economic conditions in our markets contributed to the decline.

To mitigate these factors and the residual effect of lower response rates in 2003, we reduced mail quantities and the frequency of our mailings. While these reductions lessened the risk of unprofitable mailings and mailing intensity, they also reduced the number of promotable customers, further lowering revenues. Although response rates continued to decline, principally related to Books and Home Entertainment products, the rate of decline was lower.

The most significant revenue declines were in the United Kingdom, Germany, France and to a lesser extent, Central Europe, Asia, Switzerland, Brazil and Australia. Revenues also declined in Spain and Norway as we discontinued certain significant lines of business in those markets to enhance profitability.

Revenue increases in Russia partially offset declines elsewhere. Revenues have improved principally due to increased promotional mailings for single sales products, partially offset by lower response rates to promotional mailings.

Operating profit for this segment increased 16% to $57 in 2004, compared with $49 in 2003. Excluding the effect of foreign currency translation, profit increased 6%. The most significant profit improvements were in Australia, Mexico, France and Poland. In 2003, issues associated with our transition to new outsource vendors adversely affected profits in Australia and France. The resolution of these issues and active management of costs drove the profit improvement. The impact of cost-reduction initiatives, principally overhead reductions across most markets, and the discontinuance of marginal lines of business in certain markets, contributed to the improvement. These improvements were partially offset by lower profits in Germany, Switzerland and the United Kingdom due to the revenue factors described above.


2003 v. 2002

Revenues for Reader's Digest International decreased 6% to $1,008 in 2003, compared with $1,078 in 2002. Excluding the effect of foreign currency translation, revenues decreased 14%. The decline was principally driven by lower revenues for Books and Home Entertainment products in the United Kingdom, Germany, France, Mexico and Australia principally due to:
  - lower response rates to mailings and lower payment performance partially attributable to weak economies;
  - planned reductions in mail quantities to eliminate marginally profitable mailings and to reduce the unfavorable effect of the intensity of our mailings on our response rates;
  - lower membership in Select Editions and illustrated series products due to a smaller universe of active promotable customers and lower response rates to mailings; and
  - issues associated with outsourcing to new fulfillment vendors in Australia and France.

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

We estimate returns for all products, as well as cancellations of magazine subscriptions, based on historical data, method of promotion and results of market testing for the products. Reserve levels are adjusted as actual return data is received. On a consolidated basis, our estimates of returns have not differed significantly from actual results.

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

Revenues for our Books and Home Entertainment and magazine businesses are principally driven by direct mail and, therefore, are the most sensitive to changes in payment rates and returns. Our Consumer Business Services businesses are much less susceptible to changes in payment rates and returns because the largest businesses in this segment collect most of their cash at the point of sale.

Inventory Valuation
We periodically assess our inventory for obsolescence and to ensure it is recorded at the lower of cost or market value. In estimating the necessary inventory reserve, we forecast demand for products on hand and assess market conditions, including potential usage in future promotions. Adjustments to inventory reserves are recorded in product, distribution and editorial expenses on the income statements.

Although half of our net inventory relates to Books Are Fun, their reserve levels are significantly lower than our other businesses. Historically, Books Are Fun has successfully been able to sell older inventory profitably through secondary marketing channels and by complementing existing product offerings. Based on this experience, we believe their reserve levels are adequate.

Inventory for our remaining businesses principally relates to magazine paper and other products. During the last few years, reserve levels have declined for our other businesses because of continued efforts to better manage inventories.

Deferred Promotion Costs and Related Amortization
During the fourth quarter of 2004, we reassessed our accounting for magazine promotion costs in response to changes in our business, as well as the strategies and initiatives being undertaken by our magazine business.
As a result of these changes, pursuant to SOP 93-7, effective fiscal 2005, we will no longer defer and amortize magazine promotion costs, but will expense such costs when the promotion is mailed to prospective customers.
As of June 30, 2004, we have recorded a pre-tax charge of $27, to reflect the impact of this change in circumstances on our existing asset. Such amount is included as a component of promotion, marketing and administrative expenses on the income statements. The remaining balance will be amortized in fiscal 2005.

Promotion costs are deferred only if certain criteria are met, including whether the future profit expected to be generated by a promotional campaign is greater than the costs deferred. Estimates of revenues and profits to be generated and of returns are made using historical data based on the type of product, method of promotion and customer targeted. As actual results for a specific promotional campaign are received, the campaign is reassessed. To the extent that capitalized costs of the campaign exceed the profit expected to be generated, the difference is expensed immediately. Amortization related to deferred promotion expenses is included in promotion, marketing and administrative costs on the income statements.

Pension Assumptions
The calculation of pension income (expense) is based on various actuarial assumptions. The expected return on assets, a significant factor in determining pension expense, requires significant judgment. We review this assumption annually, together with actuarial consultants, to determine a reasonable rate.

During our periodic review of assumptions used in determining the net pension expense to be recorded in 2004 (our measurement date is March 31 of the previous fiscal year), we examined the assumed long-term rate of return on pension assets and the discount rate. The long-term rate of return on pension assets is the most significant factor in determining our net pension income. The discount rate is not as significant an assumption in calculating the net pension income or benefit obligation for our U.S. plan because our plan is mature, and includes a significant number of retirees who are currently receiving benefits. Accordingly, the period over which the obligation is discounted is much smaller than it would be for other employers' plans.

The assumed long-term rate of return on pension assets represents the rate of return we expect our pension assets to return over an extended time horizon. Accordingly, significant changes in this rate due to short-term fluctuations in market conditions are not appropriate. In 2003, our assumed long-term rate of return on pension assets, used to determine net pension income for our over-funded U.S. pension plan, was 9.25%. Due to lower anticipated rates of return for portfolios with asset allocations similar to those of our pension plans, we reduced our long-term rate of return on pension assets to 8.75% for 2004. Based on our projections and expectations of future performance, we have not changed our long-term rate of return on pension assets for fiscal 2005. A 25 basis point decrease in the long-term rate of return on pension assets used for 2004 would have decreased net pension income by $1.

In 2003, the discount rate used to determine the pension obligation for our U.S. plans as of year-end was 6.25%. In the United States, the discount rate should approximate high-quality long-term corporate bond rates. Due to declining interest rates, at the measurement date, our discount rate for 2004 was reduced to 5.75%.

Income and expenses associated with our pension plans are included in promotion, marketing and administrative expenses on the income statements.

Restructuring Charges
We establish reserves for severance costs, contract terminations and asset impairments as a result of costs incurred to streamline our organization and reposition certain businesses.

In 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement superseded Emerging Issues Task Force Issue (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring)," and required that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. Such liabilities are recorded based on their fair value, as defined. The provisions of this statement apply to all costs accrued related to restructuring activities, including one-time severance benefits. However, because our severance benefits are not considered one-time, we recognize these benefits under the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions were recorded in accordance with SFAS No. 88). As such, amounts for severance are recognized when a termination plan is developed and approved and when payment is probable and estimable. Restructuring charges for all other types of costs, such as contract terminations, are recorded in accordance with SFAS No. 146. Asset impairments are calculated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

For charges prior to December 31, 2002, estimates of costs incurred to complete those actions, such as future lease payments, sublease income, the fair value of assets and contract termination settlements, were based on assumptions at the time management was committed to a plan. To the extent actual costs differed from those estimates, reserve levels were adjusted. In addition, plans for certain severance actions were revised due to changes in business conditions that we did not foresee at the time such plans were approved.

The impact of restructuring charges is recorded in other operating items, net on the income statements.

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

Management's estimates of future cash flows take into consideration market trends and our internal projections of performance relative to other constraints, including the efficiency and effectiveness of sales channels and potential changes in market penetration. External factors, such as competition and the health of regional economies must also be considered. Although these factors are critical to assessing impairment, estimates of fair value are also sensitive to small changes in profit margins and discount rates.

In accordance with SFAS No. 144, intangible assets with finite lives must be assessed for impairment whenever changes in circumstances indicate that the assets may be impaired. Similar to goodwill, the assessment for impairment requires estimates of future cash flows related to the intangible asset. To the extent the carrying value of the asset exceeds its future cash flows, an impairment loss is recorded based on the fair value of the asset. Asset impairments are recorded in other operating items, net on the income statements.


Liquidity and Capital Resources
(includes forward-looking information)

The consolidated statement of cash flows for the year ended June 30, 2004, is summarized below:


Cash and cash equivalents at June 30, 2003                      $  51

Net change in cash due to:
  Operating activities                                            174
  Investing activities                                             (6)
  Financing activities                                           (170)
  Effect of exchange rate changes on cash and cash equivalents      1
                                                                -----
Net change in cash and cash equivalents                            (1)
                                                                -----
Cash and cash equivalents at June 30, 2004                      $  50
                                                                =====

Cash and cash equivalents decreased 2% to $50 as of June 30, 2004, compared with $51 as of June 30, 2003. Cash flow from operations increased to $174 in 2004, compared with $162 in 2003. Principal factors affecting the comparability of operating cash flow include increased amortization of financing fees, due to the refinancing described below, and increased amortization of stock-based compensation, due to a higher mix of restricted stock instead of incentive stock options.

Significant uses of cash in 2004 related to:
  -   Repayment of $144 of our borrowings.
  -   Cash payments for dividends of $21.

Borrowings
Our primary debt obligations are: the Five-Year Revolving Credit and Competitive Advance Facility Agreement, Term Loan Agreement (collectively referred to as the 2002 Credit Agreements) and $300 in senior unsecured notes.

The 2002 Credit Agreements were entered into in connection with the Reiman acquisition and the recapitalization transactions (see Note 12, Capital Stock, in our Notes to Consolidated Financial Statements for additional information).

Borrowings under the Five-Year Revolving Credit and Competitive Advance Facility Agreement may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Borrowings under the 2002 Credit Agreements are secured by substantially all of our assets and are subject to various covenants, including limitations on additional debt for money borrowed and related guarantees, liens, and minimum interest coverage and maximum leverage ratios. In addition, we are permitted to repurchase shares, pay cash dividends and make certain other restricted payments, in any combination thereof, up to $50 each fiscal year. The leverage ratio, calculated as total debt divided by EBITDA, as defined in the 2002 Credit Agreements, is our most restrictive financial covenant. As of June 30, 2004, this ratio was 3.54 (including 0.41 related to the magazine deferred promotion charge) compared with a maximum permitted leverage ratio of 3.75.

Although the deferred promotion charge, recorded in the fourth quarter of 2004, is non-cash in nature, it is included in the leverage ratio calculation above. This charge, together with the continued amortization of the aforementioned deferred promotion balance in fiscal 2005, will affect the leverage ratio calculation and other financial covenants in future periods, and therefore necessitate an amendment to our credit agreements. We believe we will obtain this amendment in the first quarter of fiscal 2005 and are in discussions with our lenders to exclude this item from our financial covenant calculations.

During the third quarter of 2004, we completed a private placement, with registration rights, of $300 of 6 1/2% senior unsecured notes due in 2011 (Senior Notes), in order to refinance a portion of amounts outstanding under the Term Loan. These notes were exchanged for registered notes in the fourth quarter of 2004.

The Term Loan Agreement requires quarterly principal repayments, with the final payment due in 2008. Aggregate mandatory principal payments are $39 in fiscal 2005, $67 in fiscal 2006, $77 in fiscal 2007 and $194 in fiscal 2008. The Term Loan Agreement also requires us to use our excess cash flow to prepay the principal amount of borrowings. The weighted average interest rate charged on our borrowings was 4.4%, 4.0% and 3.8% in 2004, 2003 and 2002, respectively. In the fourth quarter of 2004, because of our improved credit profile, we repriced our Term Loans, reducing the LIBOR spread charged on these borrowings by 100 basis points. The benefit of the repricing will be reflected in future periods.

The interest rate under the Term Loan Agreement is required to be reset from time to time for periods of up to six months. The interest rate is either LIBOR plus a spread based on our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in the Term Loan Agreement. Assuming the LIBOR option, if our credit rating at June 30, 2004 were to decrease one increment, the interest rate under both the Term Loan Agreement and the Five-Year Revolving Credit and Competitive Advance Facility would increase 25 basis points. If our credit rating at June 30, 2004 were to improve one increment, the interest rate on the Five-Year Revolving Credit and Competitive Advance Facility would decrease 25 basis points. The interest rate on the Term Loan would not change. The interest rate charged on the Senior Notes is not affected by changes in our credit rating.

Under the 2002 Credit Agreements, we are required to hedge at least one-third of borrowings outstanding under the Term Loan Agreement. In July 2002, we entered into agreements to cap at 6% the interest rate on $400 of the LIBOR component of our borrowings under the Term Loan Agreement for a period of three years. As a result of the refinancing described above, the total amount of outstanding borrowings under the Term Loan, and the total notional amount of related interest rate caps required, declined. Accordingly, in the third quarter of 2004 we terminated interest rate caps with a notional value of $250 and recognized the remaining unamortized premium on those instruments, $(1), in interest expense. We currently maintain interest rate caps with a notional amount of $150.

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

Four legal actions were commenced against us, our directors and the Funds challenging the original recapitalization transaction announced in April 2002. Three of the four actions were purported class actions; the fourth action was brought by individual stockholders. The parties in two of the three class actions, which were brought on behalf of holders of Class B Stock, entered into a settlement agreement, subject to court approval, with respect to the settlement of those actions. The third class action, which was brought on behalf of holders of Class A Stock, was dismissed with prejudice by the Court of Chancery of the State of Delaware pursuant to a comprehensive settlement agreement that was approved by the Court of Chancery on February 12, 2003. The fourth action was voluntarily dismissed.

Other Liquidity Matters
In May 2001, we announced authorization to repurchase up to a total of $250 in shares of our outstanding Common Stock. As of June 2002, we had purchased approximately 3.6 million shares for approximately $64 under the May 2001 authorization. As described above, the 2002 Credit Agreements place certain restrictions on the amount of share repurchases allowed.

At June 30, 2004, some of our international subsidiaries had available lines of credit and overdraft facilities totaling $29. There were no borrowings outstanding under these facilities at June 30, 2004.

In 2005, we expect to generate funds through the sale of some of our properties in certain domestic and international markets. This includes the potential sale and partial leaseback of our headquarters in Westchester County, New York, announced in January 2004.

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


                                    Less than     One to      Three to   More than
Contractual Obligations              one year   three years  five years  five years

Debt obligations:
  Term Loan Agreement(1)              $   39      $  144      $  194      $   --
  Senior Notes(2)                         --          --          --         300
  Revolving Credit facility               45          --          --          --
Lease commitments:
  Operating leases                        17          26          23          55
Purchase commitments:
  World's Finest Chocolate(3)             59         123         138         759
  Royalty contracts                        6           2          --          --
Pension and postretirement
  obligations(4)                          60         122         123         334
Service and outsource contracts(5)        25          27          10           2
                                      ------      ------      ------      ------
Total                                 $  251      $  444      $  488      $1,450
                                      ======      ======      ======      ======


  (1)In the fourth quarter of 2002, we borrowed $950 to complete the Reiman acquisition, finance the recapitalization transactions and pay down existing debt balances. The commitments detailed above represent the mandatory scheduled principal repayments detailed in the Term Loan Agreement, adjusted for the effect of principal repayments made in 2004 in excess of those required, and those related to the Senior Notes. See Note 11, Debt, in our Notes to Consolidated Financial Statements for additional information.
  (2)In the third quarter of 2004, we issued 6 1/2% Senior Notes in a private placement. We used the proceeds from this offering to refinance amounts outstanding under the Term Loan.
  (3)In May 2000 QSP, Inc. entered into a licensing agreement with World's Finest Chocolate, Inc. to obtain the exclusive right to distribute World's Finest Chocolate products for fundraising purposes. This agreement was amended in 2003. The commitments detailed above represent our minimum purchase requirement of chocolate products from fiscal 2005 until the agreement terminates, in fiscal 2020. See Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to Consolidated Financial Statements for additional information.
  (4)This item includes payments that are expected to be made for pension and postretirement benefits. Amounts in the "More than five years" category only include projected payments from fiscal 2010 through fiscal 2014. See
     Note 8, Pension Plans and Other Postretirement Benefits, in our Notes to Consolidated Financial Statements for additional information.
  (5)This caption includes a number of service contracts, such as: product fulfillment agreements, information technology license and maintenance agreements, and agreements with postal authorities. These contracts terminate at varying dates ranging from fiscal 2005 through fiscal 2010.


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

Fiscal 2005 Outlook
(includes forward-looking information)

The end of 2004 marked the midpoint of our two-year plan to achieve sustainable revenue and profit growth by Fiscal 2005. The plan included a series of actions ranging from reengineering efforts to cost-reduction initiatives, as well as incremental investment spending to focus on activities that represent the best opportunity to drive future growth.

Throughout the year, we made progress against the plan, particularly in Reader's Digest North America and Reader's Digest International. However, both QSP and Books Are Fun had disappointing years that led to total company performance that was lower than expected, and which should affect fiscal 2005 as well. Overall, for fiscal 2005 we expect to have a solid performance and will approach our goal of sustainable revenue and profit growth.

We expect that for fiscal 2005:

   1. Revenues should grow slightly, except for a couple of small businesses that will be purposely downsized.
   2. Operating profit should reflect the following performances from the business units:
        -- Low double-digit gains at Reader's Digest North America.
        -- Mid single-digit growth at Reader's Digest International.
        -- Flat to slightly lower results at Consumer Business Services.
        -- Lower Corporate Unallocated expenses.
   3. The estimates for operating profits should include at least $15 in new investments.
   4. Operating profit will include the impact of our change in magazine promotion accounting:
        -- Continued amortization of $77 ($0.49 per share after tax) of magazine deferred promotion costs related to our existing asset, which will be in addition to expenses related to promotions in fiscal 2005.
        -- Excluding continued amortization, this accounting change will also result in shifts of expense between quarters within fiscal 2005, but the full year projected expense for magazine promotions will be unaffected by this change. As a result of our change in accounting to expense magazine promotion costs when the promotion is mailed, the first half of fiscal 2005 will be adversely affected by the change (because of seasonally higher mailings), whereas the second half will be benefited by a comparable amount.
   5. Other (expense) income, net should be favorable in fiscal 2005, reflecting lower interest expense and potential international asset sales.
   6. As previously announced and prior to the resolution of our magazine deferred promotion accounting, earnings per share should be in the range of $0.77 to $0.87 per share, excluding any restructuring charges and one-time items. As outlined above, amortization of the aforementioned $77 of magazine deferred promotion costs will reduce estimated fiscal 2005 earnings per share by $(0.49).

Year-over-year comparisons in the first and second quarters should be favorable, while the timing of investments and promotional marketing campaign activity will result in unfavorable comparisons in the third quarter and improved results in the fourth quarter.


Recent Accounting Standards
(includes forward-looking information)

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The statement revises the financial statement disclosures required for pension and postretirement obligations. Additional disclosures include descriptions of plan assets and the investment strategy employed. In addition to these annual disclosures, SFAS No. 132 also requires interim disclosures such as the components of net periodic pension cost. The statement does not change the recognition or measurement of benefit plan obligations. The annual disclosure requirements are effective for fiscal years ending after December 15, 2003 (fiscal 2004 and thereafter for us). The interim disclosure requirements are effective for interim periods beginning after December 15, 2003 (the third quarter of 2004 and thereafter for us). Adoption of the revision to SFAS No. 132 did not have any impact on our operating results or financial position.

On January 12, 2004, the FASB issued FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-1 relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) signed into law by President Bush on December 8, 2003. The Act introduced a prescription drug benefit under Medicare Part D (Part D) and a federal subsidy for sponsors of retiree healthcare benefit plans that provide a benefit that is at least "actuarially equivalent" to Part D. Based on the level of benefits provided under our retiree healthcare plans, we believe the majority of retiree participants are eligible to receive benefits that are at least "actuarially equivalent" to those provided by Part D. In accordance with the provisions of FSP 106-1, we have elected not to defer the effect of the Act on our accumulated postretirement benefit obligation. We reflected an $11.2 benefit as an unrecognized actuarial gain as of our measurement date, March 31, 2004. This gain will be amortized as a component of net periodic postretirement cost over ten years. In the fourth quarter of 2004, we recorded $0.2 of income related to this subsidy. See Note 8, Pension Plans and Other Postretirement Benefits, for additional information.

In March 2004, the FASB issued an exposure draft, "Share-Based Payment," which would supersede SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123" and Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The most significant change proposed is the requirement to recognize in the income statements the value of employee stock options and other stock-based compensation (including employee stock purchase plans) as calculated using the fair value based method, as opposed to the intrinsic value method currently used. The full impact of this proposed statement will not be known until the FASB issues a final SFAS, which is expected to be effective for fiscal years beginning after December 15, 2004 (fiscal 2006 and thereafter for us).


Cautionary Statement
(includes forward-looking information)

This report contains or incorporates by reference "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements include any statements that address future results or occurrences. These forward-looking statements inherently involve risks and uncertainties that could cause actual future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties include factors relating to:

- the effects of potentially more restrictive privacy and other governmental regulation relating to our marketing methods;
-  the effects of modified and varied promotions;
-  our ability to identify customer trends;
- our ability to continue to create and acquire a broadly appealing mix of new products;
- our ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of our customer base;
- our ability to attract and retain subscribers and customers in an economically efficient manner;
-  the effects of selective adjustments in pricing;
- our ability to expand and more effectively utilize our customer database;
- our ability to expand into new international markets and to introduce new product lines into new and existing markets;
-  our ability to expand into new channels of distribution;
- our ability to negotiate and implement productive acquisitions, strategic alliances and joint ventures;
- our ability to successfully integrate newly acquired and newly formed businesses (including the Reiman business);
- the strength of relationships of newly acquired and newly formed businesses (including the Reiman business) with their employees, suppliers and customers;
- the accuracy of the basis of forecasts relating to newly acquired and newly formed businesses (including the Reiman business);
- our ability to achieve financial savings related to restructuring programs;
- our ability to contain and reduce costs, especially through global efficiencies;
- the cost and effectiveness of our reengineering of business processes and operations;
- the accuracy of our management's assessment of the current status of our business;
- the evolution of our organizational and structural capabilities;
- our ability to respond to competitive pressures within and outside the direct marketing and direct sales industries, including the Internet;
- our ability to recruit, train and retain effective sales personnel;
-  the effects of worldwide paper and postage costs;
- the effects of possible postal disruptions on deliveries of promotions, products and payments;
-  the effects of foreign currency fluctuations;
- the accuracy of our management's assessment of the future effective tax rate and the effects of initiatives to reduce the rate;
-  the adequacy of our financial resources;
- the effects of the terms of, and increased leverage resulting from additional borrowings under, our credit facilities;
-  the effects of interest rate fluctuations;
-  the effects of downgrades of our credit ratings;
- the effects of economic and political changes in the markets where we compete;
-  the effects of weather in limiting access to consumers; and
- the economic effects of terrorist activity and related events, especially those limiting access to consumers and otherwise affecting the direct marketing and direct sales industries.

We do not undertake to update any forward-looking statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Income


                                                                    Years ended June 30,
In millions, except per share data                           2004           2003          2002

Revenues                                                $   2,388.5    $   2,474.9    $   2,368.6

Product, distribution and editorial expenses                 (972.9)      (1,002.2)        (947.7)
Promotion, marketing and administrative expenses           (1,294.5)      (1,293.8)      (1,236.5)
Other operating items, net                                    (15.0)         (39.8)         (26.7)
                                                        -----------    -----------    -----------

  Operating profit                                            106.1          139.1          157.7

Other (expense) income, net                                   (40.0)         (38.7)         (17.1)
                                                        -----------    -----------    -----------

  Income before provision for income taxes                     66.1          100.4          140.6

Provision for income taxes                                    (16.6)         (39.1)         (49.4)
                                                        -----------    -----------    -----------

Net income                                              $      49.5    $      61.3    $      91.2
                                                        ===========    ===========    ===========

Basic and diluted earnings per share

Basic earnings per share
  Weighted average common shares outstanding                   97.1           98.1          100.2
                                                        -----------    -----------    -----------


  Basic earnings per share                              $      0.50    $      0.61    $      0.90
                                                        ===========    ===========    ===========

Diluted earnings per share
  Adjusted weighted average common shares outstanding          99.2           99.2          100.6
                                                        -----------    -----------    -----------


  Diluted earnings per share                            $      0.49    $      0.60    $      0.89
                                                        ===========    ===========    ===========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Balance Sheets


                                                                        At June 30,
In millions                                                         2004         2003

Assets
Current assets
  Cash and cash equivalents                                      $     50.3  $     51.3
  Accounts receivable, net                                            229.0       256.5
  Inventories                                                         152.0       155.7
  Prepaid and deferred promotion costs                                106.9       132.7
  Prepaid expenses and other current assets                           152.1       191.8
                                                                 ----------  ----------
Total current assets                                                  690.3       788.0

Property, plant and equipment, net                                    155.8       162.5
Goodwill                                                            1,009.5     1,009.4
Other intangible assets, net                                          173.9       212.3
Other noncurrent assets                                               413.2       427.3
                                                                 ----------  ----------
Total assets                                                     $  2,442.7  $  2,599.5
                                                                 ==========  ==========

Liabilities and stockholders' equity
Current liabilities
  Loans and notes payable                                        $     83.9  $     31.3
  Accounts payable                                                    110.6        97.5
  Accrued expenses                                                    268.7       281.4
  Income taxes payable                                                 15.5        36.5
  Unearned revenues                                                   403.4       414.8
  Other current liabilities                                            10.2        19.7
                                                                 ----------  ----------
Total current liabilities                                             892.3       881.2

Postretirement and postemployment benefits other than pensions        119.5       121.9
Unearned revenues                                                     129.3       127.6
Long-term debt                                                        637.7       834.7
Other noncurrent liabilities                                          200.8       233.8
                                                                 ----------  ----------
Total liabilities                                                $  1,979.6  $  2,199.2
Commitments and Contingencies (Notes 6, 11 and 13)

Stockholders' equity (Note 12)
  Capital stock                                                        17.8        17.6
  Paid-in capital                                                     210.1       215.0
  Retained earnings                                                 1,330.4     1,301.6
  Accumulated other comprehensive (loss) income                       (89.4)     (109.2)
  Treasury stock, at cost                                          (1,005.8)   (1,024.7)
                                                                 ----------  ----------
Total stockholders' equity                                            463.1       400.3
                                                                 ----------  ----------
Total liabilities and stockholders' equity                       $  2,442.7  $  2,599.5
                                                                 ==========  ==========



See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                Years ended June 30,
In millions                                                   2004     2003       2002

Cash flows from operating activities
Net income                                                 $   49.5  $   61.3  $   91.2
Depreciation and amortization                                  63.2      64.7      35.9
Magazine deferred promotion charge                             27.2        --        --
Asset impairments                                               1.1       3.2      11.7
Investment impairments                                           --        --       2.5
Amortization of debt issue costs                               12.1       4.3       1.0
Stock-based compensation                                       10.2       6.2       2.7
Net (gain) loss on the sales of certain assets                (10.0)     (8.6)     (6.9)
Changes in current assets and liabilities, net of
 effects of acquisitions and dispositions
  Accounts receivable, net                                     34.1      55.0       2.5
  Inventories                                                   6.4       6.4      21.8
  Unearned revenues                                           (14.3)    (12.1)     (5.2)
  Accounts payable and accrued expenses                        (6.8)    (20.1)     24.7
  Other, net                                                   10.2       4.2      35.7

Changes in noncurrent assets and
liabilities, net of effects of acquisitions
  and dispositions                                             (8.5)     (2.4)    (65.1)
                                                           --------  --------  --------
Net change in cash due to operating activities                174.4     162.1     152.5
                                                           --------  --------  --------
Cash flows from investing activities
Proceeds from maturities and sales of marketable
  securities and short-term investments                         0.8       5.2      11.6
Proceeds from sales of businesses and other
  long-term investments, net                                    3.0        --       2.2
Proceeds from sales of property, plant and equipment            7.1       5.5       2.4
Purchases of investments, marketable securities
  and licensing agreements                                     (1.3)    (10.5)     (1.3)
Payments for business acquisitions, net of cash acquired         --        --    (763.2)
Capital expenditures                                          (16.1)    (15.7)    (24.6)
                                                           --------  --------  --------
Net change in cash due to investing activities                 (6.5)    (15.5)   (772.9)
                                                           --------  --------  --------
Cash flows from financing activities
Proceeds (repayments) of revolving credit and other
 short-term facilities, net                                    43.9      (0.6)   (160.4)
Proceeds from Senior Notes offering                           300.0        --        --
(Repayments on) proceeds from Term Loan                      (488.4)    (84.7)    950.0
Cash paid for financing fees                                   (7.6)     (2.7)    (17.6)
Proceeds from employee stock purchase plan and
  exercise of stock options                                     2.5       4.3       8.6
Dividends paid                                                (20.7)    (21.0)    (21.3)
Common stock repurchased                                         --    (101.7)    (64.1)
Other, net                                                      0.5       0.8       0.3
                                                           --------  --------  --------
Net change in cash due to financing activities               (169.8)   (205.6)    695.5
                                                           --------  --------  --------
Effect of exchange rate fluctuations on cash and
 cash equivalents                                               0.9       2.7      (2.9)
                                                           --------  --------  --------
Net change in cash and cash equivalents                        (1.0)    (56.3)     72.2
                                                           --------  --------  --------
Cash and cash equivalents at beginning of year                 51.3     107.6      35.4
                                                           --------  --------  --------
Cash and cash equivalents at end of year                   $   50.3  $   51.3  $  107.6
                                                           ========  ========  ========
Supplemental information
Cash paid for interest                                     $   34.2  $   39.6  $    9.3
Cash paid for income taxes                                 $   28.7  $   36.2  $   40.8

See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

                                                Capital Stock                                    Accumulated
                                                           Unamortized                              Other      Treasury
                                        Preferred   Common  Restricted    Paid-in     Retained  Comprehensive  Stock, at
In millions                               Stock      Stock    Stock       Capital     Earnings  (Loss) Income    Cost        Total

Balance at June 30, 2001                 $   28.8   $   1.4  $   (0.6)  $    226.1   $  1,191.3    $  (84.6)  $   (902.6)  $  459.8
                                         --------   -------  --------   ----------   ----------    --------   ----------   --------
Comprehensive income
  Net income                                                                               91.2                                91.2
  Other comprehensive income:
    Translation gain                                                                                   13.0                    13.0
    Net unrealized gain on
      investments, net of deferred                                                                      3.6                     3.6
      taxes of $(1.9)
    Reclassification adjustments for
      investment gains that are
      included in net income, net of
      deferred taxes of $2.5                                                                           (4.7)                   (4.7)
    Net realized loss on derivatives,
      net of deferred taxes of $0.5                                                                    (0.8)                   (0.8)
    Minimum pension  liability, net of
      deferred taxes of $6.8                                                                          (16.2)                  (16.2)
                                                                                                                           --------
Total comprehensive income                                                                                                     86.1
                                                                                                                           ========
Stock issued under various plans                                 (4.1)        (1.5)                                 17.0       11.4
Common Stock repurchased                                                                                           (64.1)     (64.1)
Common Stock dividends                                                                    (20.0)                             (20.0)
Preferred Stock dividends                                                                  (1.3)                              (1.3)
                                         --------   -------  --------   ----------   ----------    --------   ----------   --------
Balance at June 30, 2002                     28.8       1.4      (4.7)       224.6      1,261.2       (89.7)      (949.7)     471.9
                                         --------   -------  --------   ----------   ----------    --------   ----------   --------
Comprehensive income
  Net income                                                                               61.3                                61.3
  Other comprehensive income:
    Translation gain                                                                                   19.0                    19.0
    Reclassification adjustments for
      investment gains that are
      included in net income, net of
      deferred taxes of $1.8                                                                           (3.3)                   (3.3)
    Net realized loss on derivatives,
      net of deferred taxes of $0.8                                                                    (1.4)                   (1.4)
    Minimum pension liability, net of
      deferred taxes of $14.7                                                                         (33.8)                  (33.8)
                                                                                                                           --------
Total comprehensive income                                                                                                     41.8
                                                                                                                           ========
Stock issued under various plans                                 (8.0)        (9.5)                                 26.7        9.2
Reclassification of par value due to
  the recapitalization transactions                     0.1                   (0.1)                                              --
Common Stock repurchased                                                                                          (101.7)    (101.7)
Common Stock dividends                                                                    (19.6)                              (19.6)
Preferred Stock dividends                                                                  (1.3)                               (1.3)
                                         --------   -------  --------   ----------   ----------    --------   ----------   --------
Balance at June 30, 2003                 $   28.8   $   1.5  $  (12.7)  $    215.0   $  1,301.6    $ (109.2)  $ (1,024.7)  $  400.3


The Reader's Digest Association, Inc. and Subsidiaries


                                                Capital Stock                                    Accumulated
                                                           Unamortized                              Other      Treasury
                                        Preferred   Common  Restricted    Paid-in     Retained  Comprehensive  Stock, at
In millions                               Stock      Stock    Stock       Capital     Earnings  (Loss) Income    Cost        Total



Comprehensive income
  Net income                                                                         $     49.5                            $   49.5
  Other comprehensive income:
    Translation gain                                                                                    5.8                     5.8
    Net unrealized gain on
      investments, net of deferred
      taxes  of $(0.1)                                                                                  0.2                     0.2
   Reclassification adjustments for
     investment gains that are
     included in net income, net of
     deferred taxes of $0.3                                                                            (0.5)                   (0.5)
   Net realized loss on derivatives,
     net of nominal deferred taxes                                                                     (0.1)                   (0.1)
   Reclassification adjustments for
     derivative losses that are
     included in net income, net of
     deferred  taxes of $(0.5)                                                                          0.9                     0.9
   Minimum pension liability, net of
     deferred taxes of  $(5.6)                                                                         13.5                    13.5
                                                                                                                           --------
Total comprehensive income                                                                                                     69.3
                                                                                                                           ========
Stock issued under various plans                                  0.2         (4.9)                                 18.9       14.2
Common Stock dividends                                                                    (19.4)                              (19.4)
Preferred Stock dividends                                                                  (1.3)                               (1.3)
                                         --------   -------  --------   ----------   ----------    --------   ----------   --------
Balance at June 30, 2004                 $   28.8   $   1.5  $  (12.5)  $    210.1   $  1,330.4    $  (89.4)  $ (1,005.8)  $  463.1
                                         ========   =======  ========   ==========   ==========    ========   ==========   ========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Dollars in millions, except per share data

Unless otherwise indicated, references in Notes to Consolidated Financial Statements to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2004, 2003 and 2002, unless otherwise indicated, are to fiscal 2004, fiscal 2003 and fiscal 2002, respectively. Our fiscal year represents the period from July 1 through June 30.

Note 1     Organization and Summary of Significant Accounting Policies

Nature of Our Business

We are a diversified media company that produces and distributes books, magazines and other products worldwide. We sell these and other products through direct marketing and direct sales channels. Our best known trademark is our flagship magazine, Reader's Digest. We conduct business through three reportable segments: Reader's Digest North America, Consumer Business Services and Reader's Digest International (formerly International Businesses). For further commentary regarding these segments, see Management's Discussion and Analysis and Note 14, Segments.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its majority-owned subsidiaries. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of operating revenues and expenses during the reporting period. These estimates are based on management's knowledge of current events and actions that we may undertake in the future; however, actual results may ultimately differ from those estimates. The primary estimates underlying our consolidated financial statements include allowances for returns and doubtful accounts, valuations of inventories, direct response advertising and subscriber acquisition costs, deferred tax assets, and estimates of pension, postemployment and postretirement benefits.

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

Inventories

Inventories consist primarily of finished goods and raw materials (including paper) and are stated at the lower of cost or market value. For all inventories, cost is determined using the weighted average cost method, which approximates the first-in, first-out (FIFO) method.

Long-Lived Assets

Property, Plant and Equipment, Net

Assets that comprise property, plant and equipment, net are stated at cost less accumulated depreciation. Depreciation expense is generally calculated on a straight-line basis over the estimated useful lives of the assets: 10-40 years for buildings and three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the useful life of the improvement, whichever is shorter.

Goodwill and Other Intangible Assets, Net

Goodwill is composed of the excess of costs over the fair value of net assets of acquired businesses. Other intangible assets, net is composed of licensing agreements, customer lists, tradenames and other items. Acquired intangibles with finite lives are amortized, on a straight-line basis, over their estimated useful lives. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information.

Impairment of Long-Lived Assets

We review the carrying amount of goodwill and intangibles with indefinite lives, at least annually, for recoverability. This assessment involves comparing the fair value of the reporting unit or asset, as applicable, to its carrying value. Recognition of the impairment, if any, is determined in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

Intangible assets with finite lives and assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We assess recoverability by comparing the asset's carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Investments

Marketable securities are classified as available-for-sale. Accordingly, these securities are recorded at fair value in other noncurrent assets on the balance sheet. Unrealized gains and losses on available-for-sale securities, net of tax, are recorded in other comprehensive (loss) income in stockholders' equity on the balance sheet. Realized gains and losses, and declines in carrying value deemed to be other than temporary, are recorded in other (expense) income, net on the income statements. As of June 30, 2004, we do not hold any marketable securities.

Debt Issuance Costs

Debt issuance costs consist of fees and expenses incurred in connection with our borrowings. These fees are being amortized over the terms of the related debt agreements, currently ranging from two to seven years. Capitalized debt issuance costs are included in other noncurrent assets on the balance sheets. To the extent we retire a significant portion of our borrowings, a proportionate amount of debt issue costs related to those borrowings is written off.

Stock-Based Compensation

We account for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by this standard, compensation cost is recognized for stock-based compensation using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Since our practice is to grant stock options with an exercise price equal to the market price at the date of grant, no compensation cost is recognized. Compensation cost is recognized with respect to restricted stock and similar instruments.

The table below presents our net income and basic and diluted earnings per share as reported on the income statements for the respective periods and adjusts these amounts to include the pro forma impact of using the fair value based method to calculate stock compensation expense as prescribed under SFAS No. 123. The fair value of our options and shares to be issued in connection with employee stock purchase plans on the date of grant was calculated using the Black-Scholes option-pricing model. Adopting the fair value based method would result in a additional compensation expense of $(10.7), $(13.1) and $(14.2) of expense, net of tax, for the years ended June 30, 2004, 2003 and 2002, respectively.

                                                  2004    2003     2002

Net income    As reported                        $49.5   $61.3    $91.2
              Pro forma                          $38.8   $48.2    $77.0

Earnings per share  As reported  - basic         $0.50   $0.61    $0.90
              Pro forma - basic                  $0.39   $0.48    $0.76
              As reported - diluted              $0.49   $0.60    $0.89
              Pro forma - diluted                $0.38   $0.47    $0.75


For the years ended June 30, 2004, 2003 and 2002, $(6.6), $(4.0) and $(1.8), net
of tax, respectively, of expenses related to restricted stock and other stock-based compensation are included in our net income and earnings per share, as reported. Additional information is presented in Note 9, Employee Equity Compensation Plans.

Financial Instruments

Due to the short maturities of our cash, investments, receivables and payables, the carrying value of these financial instruments approximates their fair values. The fair values of all of our debt instruments approximate their carrying values.

We record all derivative instruments on the balance sheets at fair value. Derivatives that are not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that we have designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings, as appropriate. The ineffective portion of our derivatives that are classified as hedges is immediately recognized in earnings.

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

Financial Services Marketing Alliances

Revenues from our financial services marketing alliances are based on amounts negotiated through contracts with our alliance partners. Such amounts are recognized as revenue as they are earned. In circumstances where amounts are received in advance, we defer revenue recognition until such amounts are earned.

Promotion Costs

Costs of direct response advertising are accounted for under the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." Under SOP 93-7, costs associated with direct response advertising that can be directly linked to eliciting sales and result in probable future benefits are capitalized on a cost-pool-by-cost-pool basis. Magazine related direct response advertising costs were amortized over the expected future revenue stream, which was generally one to three years. Books and home entertainment advertising costs are amortized over a period that is generally less than one year. We assess the carrying amount of our capitalized direct response advertising costs for recoverability on a periodic basis.

During the fourth quarter of 2004, we reassessed our accounting for magazine promotion costs in response to changes in our business, as well as the strategies and initiatives being undertaken by our magazine business. As a result of these changes, pursuant to SOP 93-7, effective fiscal 2005, we will no longer defer and amortize magazine promotion costs, but will expense such costs when the promotion is mailed to prospective customers. As of June 30, 2004, we have recorded a pre-tax charge of $27.2, to reflect the impact of this change in circumstances on our existing asset. Such amount is included as a component of promotion, marketing and administrative expenses on the income statements. The remaining balance will be amortized in fiscal 2005, over the initial subscription period, generally one year.

Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products. Promotion expense, which consists of both amortization of capitalized promotion costs and costs expensed as incurred, included in the income statements totaled $(678.5)in 2004, including $(27.2) related to our magazine deferred promotion charge, $(670.6) in 2003, and $(666.3) in 2002. Prepaid and deferred promotion costs included on the balance sheets were $106.9 and $132.7 as of June 30, 2004 and 2003, respectively. Amounts included in other noncurrent assets on the balance sheets were $20.7 and $21.2 as of June 30, 2004 and 2003, respectively.

Commissions earned by agents for new magazine subscribers are included in promotion, marketing and administrative expenses on the income statements. These costs are deferred and amortized over the related subscription term, typically one to three years. Amounts deferred and included in prepaid expenses and other current assets on the balance sheets were $26.0 and $33.2 as of June 30, 2004 and 2003, respectively. Amounts included in other noncurrent assets on the balance sheets were $24.3 and $26.5 as of June 30, 2004 and 2003, respectively.

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred income taxes, net of valuation allowances, reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. These deferred taxes are calculated by applying currently enacted tax laws. Valuation allowances are recorded when it is "more likely than not" that a deferred tax asset will not realized.

Basic and Diluted Earnings Per Share

Basic earnings per share is computed by dividing net income less preferred stock dividend requirements ($1.3 for each of 2004, 2003 and 2002) by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted average number of shares of Common Stock outstanding assumes the exercise and conversion of certain stock options and vesting of certain restricted stock (2.2 million shares for 2004, 1.2 million shares for 2003 and 0.4 million shares for
2002).

Options to purchase approximately 10.8 million shares of Common Stock were outstanding during 2004, but were not included in the computation of diluted earnings per share (12.1 million shares in 2003 and 10.3 million shares in 2002). The exercise prices of these options were greater than the average market price of the Common Stock during the period.

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

Recent Accounting Standards

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The statement revises the financial statement disclosures required for pension and postretirement obligations. Additional disclosures include descriptions of plan assets and the investment strategy employed. In addition to these annual disclosures, SFAS No. 132 also requires interim disclosures such as the components of net periodic pension cost. The statement does not change the recognition or measurement of benefit plan obligations. The annual disclosure requirements are effective for fiscal years ending after December 15, 2003
(2004 and thereafter for us). The interim disclosure requirements are effective for interim periods beginning after December 15, 2003 (the third quarter of 2004 and thereafter for us). Adoption of the revision to SFAS No. 132 did not have any impact on our operating results or financial position.

On January 12, 2004, the FASB issued FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-1 relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) signed into law by President Bush on December 8, 2003. The Act introduced a prescription drug benefit under Medicare Part D (Part D) and a federal subsidy for sponsors of retiree healthcare benefit plans that provide a benefit that is at least "actuarially equivalent" to Part D. Based on the level of benefits provided under our retiree healthcare plans, we believe the majority of retiree participants are eligible to receive benefits that are at least "actuarially equivalent" to those provided by Part D. In accordance with the provisions of FSP 106-1, we have elected not to defer the effect of the Act on our accumulated postretirement benefit obligation. We reflected an $11.2 benefit as an unrecognized actuarial gain as of our measurement date, March 31, 2004. This gain will be amortized as a component of net periodic postretirement cost over ten years. In the fourth quarter of 2004, we recorded $0.2 of income related to this subsidy. See Note 8, Pension Plans and Other Postretirement Benefits, for additional information.

In March 2004, the FASB issued an exposure draft, "Share-Based Payment," which would supersede SFAS No. 123, "Accounting for Stock-Based Compensation," SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123" and APB Opinion No. 25. The most significant change proposed is the requirement to recognize in the income statements the value of employee stock options and other stock-based compensation (including employee stock purchase plans) as calculated using the fair value based method, as opposed to the intrinsic value method currently used. The full impact of this proposed statement will not be known until the FASB issues a final SFAS, which is expected to be effective for fiscal years beginning after December 15, 2004 (fiscal 2006 and thereafter for us).


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
                                   =======

Identified intangible assets comprised tradenames and subscriber lists. The tradenames, with a fair value of $89.7, were determined to have an indefinite life. The subscriber lists, with a fair value of $117.1, are amortized over their estimated useful lives, ranging from three to six years. On the acquisition date, the weighted average useful life of the subscriber lists was approximately 3.5 years. For changes in goodwill and acquired intangibles subsequent to the date of acquisition, see Note 6, Goodwill and Other Intangible Assets, Net.

The following table presents pro forma information as though the acquisition took place at the beginning of 2002.


    Pro forma information (unaudited):
      Revenues                           $ 2,648.2
      Net income                         $    92.3

    Earnings per share (unaudited):
      Basic                              $    0.91
      Diluted                            $    0.90

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense for identified intangibles, increased interest expense from the incurrence of debt and lower interest income from reduced cash on hand. The results are not intended to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of 2002, or of future results of operations of our consolidated entity.

Available-for-Sale Marketable Securities

Marketable securities included in other noncurrent assets on the balance sheet primarily represents the fair market value (based on quoted market prices) of our investment in LookSmart, Ltd. These securities were accounted for and classified as available-for-sale securities. We sold all of our remaining shares in LookSmart in the first quarter of 2004. As of June 30, 2003, the market value of our investment in LookSmart shares totaled $0.6.

The net unrealized gain on these investments, net of deferred taxes, is included in accumulated other comprehensive (loss) income in stockholders' equity on the balance sheet and amounted to $0.4 as of June 30, 2003.

During 2004, 2003 and 2002 we sold approximately 0.2 million shares, 2.7 million shares and 4.2 million shares, respectively, of LookSmart and recorded pre-tax gains of $0.8, $5.1 and $7.3, respectively, in other (expense) income, net on the income statements.


Note 3          Other Operating Items, Net

Charges included in other operating items, net primarily represent the streamlining of our organizational structure and the strategic repositioning of certain businesses.

Charges recorded prior to December 31, 2002 were recorded in accordance with Emerging Issues Task Force Issue (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring)." EITF No. 94-3 required that amounts related to restructuring actions be recorded only when management was committed to an exit plan. Charges subsequent to December 31, 2002 are recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which superseded EITF No. 94-3. Under SFAS No. 146, costs associated with restructuring actions, including one-time severance benefits, are only recorded once a liability has been incurred. SFAS No. 146 does not consider severance benefits determined pursuant to an existing formula as one-time benefits. As our severance programs do not qualify as one-time benefits, we recognize severance amounts pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions are recorded in accordance with SFAS No. 88). As such, severance amounts were recorded when a termination plan was developed and approved and when payment was probable and estimable. Other amounts related to restructuring actions, including contract terminations, are recorded based upon fair value in accordance with SFAS No. 146. Asset impairments were calculated in accordance with the provisions of SFAS No. 144.

We recorded charges for other operating items, net, on the income statements, of $(15.0) in 2004, $(39.8) in 2003 and $(26.7) in 2002. The components of other operating items, net are described in further detail below:

- Severance Costs - These charges represent the cost to separate employees from our operations as a result of costs incurred to streamline the organization. This separation is accomplished through a combination of voluntary and involuntary severance programs. The positions to be separated were identified when the charge was recorded.
- Contract Terminations - These charges represent costs incurred to terminate contractual obligations in connection with streamlining activities.
- Impairment Losses - As a result of streamlining activities, we have previously incurred charges related to the carrying value of certain long-lived assets.

At June 30, 2004, we had restructuring reserves for other operating items, net of $21.7, primarily for severance costs and contract terminations that will take place during the next several fiscal quarters. These reserves are included in accrued expenses on the balance sheet. At June 30, 2003, restructuring reserves totaled $34.7, primarily for severance costs and contract terminations. During 2004, we recorded additional restructuring and other reserves of $17.1, which were partially offset by adjustments to reserve balances of $0.7. In addition, $29.4 was charged against these reserves primarily for severance and costs incurred to restructure business processes in certain departments. Included in the June 30, 2003 balance is a reclassification of approximately $0.9 to properly reflect spending against the appropriate year of the charge.

The table below outlines the activity related to the restructuring actions recorded in 2004 and previous years.


Initial year     Balance at   (Adjustments)/                 Balance at
 of charge     June 30, 2003     Accruals      Spending    June 30, 2004

2002 & prior       $  7.0        $ (0.5)       $  (3.3)       $   3.2
2003                 27.7          (0.1)         (20.9)           6.7
2004                   --          17.0           (5.2)          11.8
                   ------        ------        -------        -------
  Total            $ 34.7        $ 16.4        $ (29.4)       $  21.7
                   ======        ======        =======        =======

In certain instances, circumstances arose that resulted in decisions to retain employees previously identified for termination, and in certain other instances the costs associated with actions identified were settled for less than originally anticipated. In these instances, the associated charges were reversed.

During 2004, other operating items, net of $(15.0) comprised:
  - Charges of $(13.7) for severance and $(4.3) for contract terminations, asset impairments and costs associated with closing our Norway location.

      The severance charges related to streamlining operations in certain international markets and corporate departments. As a result of these actions, approximately 240 employees were identified to be separated from our operations. As of June 30, 2004, almost 40% of these positions were terminated. The remaining positions are expected to be terminated over the next several fiscal quarters.

  - Income of $1.3 related to pension curtailments as a result of employee terminations.

  - These charges were partially offset by $1.7 of reversals of charges recorded in previous periods that are no longer necessary. We generally review our restructuring charges quarterly to determine the appropriateness of existing reserves in light of current circumstances. Accordingly, these charges, principally consisting of severance, were reversed because of the occurrence of events that affected our original plans.

During 2003, other operating items, net of $(39.8) comprised:
  - Charges of $(45.3), including $(37.6) for severance costs, $(3.2) related to asset impairments and $(4.5) related to other items. These charges were taken to lower our cost base in commensuration with our current revenues and in an effort to streamline our operations.

      The $(37.6) of severance costs related to the termination of approximately 580 positions, of which 35% were located in North America and 65% were located outside North America. Of the total positions, approximately 90% have been separated as of June 30, 2004. The remaining positions will be terminated during the next several fiscal quarters.

      Asset impairment charges of $(3.2) were primarily attributable to write-offs of software and other capitalized costs related to unprofitable businesses and discontinued products. Other costs of $(4.5) principally comprised costs incurred to review and compile the restructuring plan utilized to streamline our operations in certain domestic and international markets.

  - Income of $2.8 representing net adjustments to litigation-related accrual balances, established in previous years, following settlement of a lawsuit in the first quarter of 2003.

  - Income of $2.7 related to reversals, primarily severance, of charges recorded in previous years. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.

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

      The $(14.7) of severance costs related to the separation of 289 employees. Approximately 16% of the employees identified were located outside the United States. A majority of the employee separations included in the severance charge were related to U.S. Books and Home Entertainment and administrative functions that support this business, including information technology personnel and Gifts.com, Inc. Substantially all of these employees had been separated by June 30, 2003. Severance charges associated with those positions that were not eliminated were reversed in 2003.

  - Adjustments of $6.9 related to accrual balances from charges originally recorded in 2001 and prior periods. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.
  - A reversal of $2.0 pertaining to a pending legal matter that was originally recorded in prior years in other operating items, net.


Note 4          Other (Expense) Income, Net

                                               2004     2003     2002

Interest income                              $   5.2  $   5.1  $   4.7
Interest expense(1)                            (55.0)   (46.5)   (18.6)
Investment impairments(2)                         --       --     (2.5)
Net gain on the sales of certain assets(3)      10.0      8.6      6.9
Net (loss) gain on foreign exchange             (0.1)    (0.1)    (4.2)
Recapitalization costs(4)                         --     (3.4)    (3.5)
Other (expense) income, net                     (0.1)    (2.4)     0.1
                                             -------  -------  -------
Total other (expense) income, net            $ (40.0) $ (38.7) $ (17.1)
                                             =======  =======  =======


(1) Interest expense in 2004 included $(7.3) related to the expensing of deferred financing fees because we refinanced a portion of our existing indebtedness, terminated some of our interest rate caps and repriced a portion of our borrowings. See Note 11, Debt, for additional information.
(2) Investment impairments in 2002 reflected a write-down of our investments in Schoolpop, Inc.
(3) Net gain on the sales of certain assets in 2004 included a gain of $6.1 from the sale of a building in Hong Kong and proceeds of $2.7 received in exchange for our interest in Schoolpop, which merged into an unrelated third-party. This item also included sales of our shares in LookSmart of $0.8, $5.1 and $7.3 in 2004, 2003 and 2002, respectively. In 2003, this item included a gain of $2.2 on the sale of a building in Australia and a gain of $1.6 from settlement of a class action lawsuit related to fine art sales in previous years.
(4) See Note 12, Capital Stock, for additional information.

Note 5          Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30 are as follows:

Accounts Receivable, Net
                                               2004       2003

Gross accounts receivable, trade             $ 383.4    $ 422.7

  Beginning reserve for returns                (44.0)     (55.2)
  Additions to allowances(1)                  (332.7)    (349.3)
  Actual returns(2)                            333.9      360.5
                                             -------    -------
Ending reserve for returns                     (42.8)     (44.0)

  Beginning reserve for bad debts             (122.2)    (121.8)
  Additions to allowances(1)                  (102.9)    (118.2)
  Actual bad debts(2)                          113.5      117.8
                                             -------    -------
Ending reserve for bad debts                  (111.6)    (122.2)
                                             -------    -------
Ending reserve for returns and bad debts      (154.4)    (166.2)
                                             -------    -------

Accounts receivable, net                     $ 229.0    $ 256.5
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

Inventories
                                               2004              2003

Raw materials                               $     9.7         $     9.3
Work-in-progress                                  5.0               6.2
Finished goods                                  137.3             140.2
                                            ---------         ---------
Total inventories                           $   152.0         $   155.7
                                            =========         =========

Property, Plant and Equipment, Net

                                               2004              2003

Land                                        $    12.4         $    12.8
Buildings and building improvements             190.9             188.9
Furniture, fixtures and equipment               165.5             175.3
Leasehold improvements                           13.5              14.5
                                            ---------         ---------
                                                382.3             391.5
Accumulated depreciation and amortization      (226.5)           (229.0)
                                            ---------         ---------
Total property, plant and equipment, net    $   155.8         $   162.5
                                            =========         =========

Other Noncurrent Assets
                                               2004              2003

Pension benefits                            $   291.9         $   270.2
Deferred tax assets                              38.7              64.4
Other, principally operating assets              82.6              92.7
                                            ---------         ---------
Total other noncurrent assets               $   413.2         $   427.3
                                            =========         =========

Accrued Expenses
                                               2004              2003

Compensation and other employee benefits    $    68.4         $    73.1
Royalties and copyrights payable                 16.9              15.0
Taxes, other than income taxes                    6.7               9.0
Other operating items, net                       21.7              34.7
Other, principally operating expenses           155.0             149.6
                                            ---------         ---------
Total accrued expenses                      $   268.7         $   281.4
                                            =========         =========

Other Noncurrent Liabilities

                                               2004              2003

Accrued pension                             $   125.9         $   146.3
Deferred tax liabilities                         16.6             27.4
Other, principally operating liabilities         58.3              60.1
                                            ---------         ---------
Total other noncurrent liabilities          $   200.8         $   233.8
                                            =========         =========



Note 6          Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill by segment for the fiscal year ended June 30, 2004, are as follows:

                                    Reader's Digest       Consumer
                                     North America    Business Services     Total

Balance as of June 30, 2003            $  686.4           $  323.0       $  1,009.4
Impact of foreign currency
  translation on goodwill balances
  outside the United States                 0.1                 --              0.1
                                       --------           --------       ----------
Balance as of June 30, 2004            $  686.5           $  323.0       $  1,009.5
                                       ========           ========       ==========


We conducted our annual impairment assessment for goodwill and indefinite-lived intangible assets as of the end of our third quarter and concluded there was no impairment at that time.

The following categories of acquired intangible assets are included in other intangible assets, net as of June 30, 2004 and 2003:

                                                   2004                  2003
                                             Gross       Net       Gross       Net

Intangible assets with indefinite lives:
  Tradenames                               $   89.7   $   89.7   $   89.7   $   89.7

Intangible assets with finite lives:
  Licensing agreements                         56.0       36.5       54.8       41.0
  Customer lists                              137.8       47.7      137.8       81.6
  Other tradenames and
    noncompete agreements                       3.0         --        3.0         --
                                           --------   --------   --------   --------
Total intangible assets                    $  286.5   $  173.9   $  285.3   $  212.3
                                           ========   ========   ========   ========


Amortization related to intangible assets with finite lives amounted to $(39.6), $(39.6) and $(11.1) for 2004, 2003 and 2002, respectively. Our most significant licensing agreement is principally amortized over the initial 10-year contract term, with a portion being amortized over the remaining 16-year term of our amended agreement. Customer lists are being amortized principally between three and six years from the date of acquisition. Our most significant customer list intangible was purchased as part of the Reiman acquisition. It will be fully amortized over the next four years.

Estimated fiscal year amortization expense for intangible assets with finite lives is as follows: fiscal 2005 - $36.8; fiscal 2006 - $15.9; fiscal 2007 - $10.5; fiscal 2008 - $5.8; and fiscal 2009 - $5.6.


Licensing Agreement

In May 2000, QSP, Inc. entered into a long-term licensing agreement with World's Finest Chocolate, Inc. The cost associated with the agreement was assigned to licensing agreements and is included in other intangible assets, net on the balance sheets. In September 2002, this agreement was amended to extend the term of the original agreement by ten years, reduce the annual minimum tonnage purchase requirements, favorably adjust pricing and permit QSP to sell World's Finest Chocolate products through marketing channels other than fundraising, under specified circumstances. In connection with these amended terms, QSP paid World's Finest Chocolate $10.5 in 2003. The amount paid in May 2000 to consummate the initial agreement is being amortized over the original 10-year license term. Amounts paid to amend the agreement have been assigned various amortization periods ranging from 7 to 17 years (the remaining period of the amended agreement).

The approximate annual minimum purchase amounts under the amended agreement are: fiscal 2005 - $59.0; fiscal 2006 - $61.0; fiscal 2007 - $62.0; and from fiscal
2008 to fiscal 2020, approximately $69.0 per year. The amounts are estimates based on minimum tonnage requirements and nominal price increases as stipulated in the amended agreement. In 2004 and 2003, we did not meet the minimum purchase requirements under this agreement. Accordingly, we accrued penalties of $0.8 and $2.0 in 2004 and 2003, respectively.


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

In the normal course of business we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. A significant portion of our risk is associated with foreign exchange rate fluctuations of the euro. During the fourth quarter of 2002, we ceased our practice of purchasing foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on our foreign subsidiaries' earnings and certain foreign currency denominated assets and liabilities. However, we hedge significant known transactional exposures. Accordingly, gains and losses on derivative instruments are comprised of different instruments in 2002 when compared with 2004 and 2003.

As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and our use of derivative instruments. As of June 30, 2004 and 2003, we did not hold any forward or option contracts.

Quantitative Disclosures of Derivative Instruments

Cash Flow Hedges - As of June 30, 2004 and 2003, the fair value of our interest rate cap was zero and $0.1, respectively.

For 2004, the fair value of our interest rate caps decreased, resulting in a loss of $(0.1), net of deferred taxes of zero. For 2003, the fair value of our interest rate caps decreased, resulting in an unrealized loss of $(1.4), net of deferred taxes of $0.8. These changes are reported in accumulated other comprehensive (loss) income, which is included in stockholders' equity on the balance sheets. The unrealized gains and losses are deferred and recognized in earnings when the related interest expense is recognized.

As described in Note 11, Debt, in the third quarter of 2004 we refinanced a portion of our borrowings outstanding under the Term Loan. As a result, the total amount of outstanding borrowings under the Term Loan, and the total notional amount of related interest rate caps required, declined. Accordingly, we terminated interest rate caps with a notional value of $250.0 and recognized the remaining unrealized loss on those instruments, $(1.3), in interest expense. We currently maintain interest rate caps with a notional amount of $150.0, all of which terminate in fiscal 2006. There were no cash flow hedges discontinued during the 12-month period ended June 30, 2003.

The ineffective portion of the change in market value of our foreign currency option contracts, specifically the time-value component of $(0.4) was recognized as a loss in other (expense) income, net on the income statements for 2002.

Other Derivatives - For 2002 changes in the spot value of the foreign currencies and contract settlements associated with option and forward contracts amounted to a loss of $(4.6). This change was reported in gain (loss) on foreign exchange, which is included in other (expense) income, net on the income statements. This effect would generally be offset by the translation of the assets, liabilities and future operating cash flows being hedged.


Note 8          Pension Plans and Other Postretirement Benefits

We account for our pension and postretirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Pursuant to these statements, obligations are determined using actuarial models that incorporate estimates for employee turnover and mortality, increases in employee compensation and healthcare costs and an employee's age at retirement. While these models help determine the obligation, SFAS No. 87 and 106 attempt to match recognition of the obligation with the period over which the employee earns benefits. Because employees earn benefits over many years of service, the accounting rules require the recognition of certain events (including plan amendments and certain gains and losses) over multiple years rather than the year the event occurs. This principle also applies to recognition of the expected return on plan assets. Although this rate is our expectation of the long-term performance of our asset portfolio, in the short-term, performance will likely vary. In order to recognize this discrepancy, we amortize the difference between the actual and expected return on assets over a five-year period.

SFAS No. 87 also requires us to recognize a minimum pension liability in certain instances where the plan's accumulated benefit obligations as of our measurement date, March 31, exceeds the fair value of plan assets. This amount is adjusted based on whether we have a net pension asset or liability. The minimum pension liability, as adjusted, is included in accumulated other comprehensive (loss) income, which is included in stockholders' equity on the balance sheets.

Defined Benefit Pension Plans

We offer defined benefit plans for substantially all of our employees in the United States and in several international markets. Contributions to these plans meet the minimum funding requirements in each respective market. Benefit payments are principally based on a combination of years of service and compensation.

U.S. Plans

In the U.S. we maintain funded and unfunded defined benefit plans. The Reader's Digest Association, Inc. Retirement Plan (Retirement Plan) is our largest plan. It comprises almost 84% of our total U.S. benefit obligation and all of our U.S. plan assets.

Because the Retirement Plan is over-funded, we have not made any contributions in 2004, 2003 or 2002, nor do we expect to make any contributions in fiscal 2005. However, as permitted by the Internal Revenue Code (IRC) section 401(h), in 2003 and 2002 we elected to transfer $5.9 and $5.7, respectively, of excess pension assets to fund postretirement benefits.

Our unfunded benefits were established for certain officers. Since these benefits are only available to certain executives, they are not qualified under the IRC. In addition, because these benefits are unfunded, contributions made offset benefit payments.

The overriding principle followed in managing our Retirement Plan assets is to obtain a reasonable rate of return in terms of both income and appreciation, consistent with the "Prudent Man" Rule of the Employee Retirement Income Security Act of 1974 (ERISA), while providing liquidity to satisfy short-term obligations.

The table below details our current and target asset allocation as of our measurement date.

                   Actual Allocation as of March 31,   Target Allocation
  Asset Class            2004          2003                   Range

Equities                  69%           65%                 52% - 72%
Fixed income              26%           29%                 23% - 35%
Other                      5%            6%                  0% - 19%
                         ---           ---
  Total                  100%          100%
                         ===           ===


Equities include companies with both large and small market capitalizations, as well as listed companies in international markets. Our allocation tends to be heavily weighted in favor of large capitalized companies. More than half of the Retirement Plan's funds are invested in equity markets because these investments tend to provide better returns and offer some protection from inflation. Fixed income securities are included in the portfolio to protect the Retirement Plan's assets from inflation and to preserve capital. Other assets, including private equity and real estate investments, are utilized to a small extent to take advantage of investments that provide higher returns. The Retirement Plan allows investment managers to invest in derivative instruments, provided that certain criteria specified in the plan's investment policy are satisfied.

The expected rate of return on plan assets is a significant driver in calculating our net pension (benefit) cost. In order to calculate our 2004 (benefit) cost, we used an expected return on plan assets of 8.75%. This rate was based on an analysis of historical returns generated by asset classes in which our funds are invested and on projected returns for portfolios with assets similar to ours.

Estimated benefit payments during the next 10 years are expected to be: fiscal 2005 - $42.2; fiscal 2006 - $43.6; fiscal 2007 - $42.3; fiscal 2008 - $42.0;
fiscal 2009 - $42.6; and from fiscal 2010 to fiscal 2014 - a total of $228.6.

International Plans

We offer defined benefit pension plans in several markets outside the United States. In fiscal 2005 we expect to contribute $9.5 to these plans.

The table below reflects the actual allocation of assets held for our international plans and the allocation required pursuant to our most recent investment policy for these plans. These percentages have been calculated on a weighted average basis because the assets comprised several plans.

                   Actual Allocation as of March 31,
  Asset Class            2004          2003             Target Allocation

Equities                  68%           60%                    64%
Fixed income              32%           40%                    36%
                         ---           ---
  Total                  100%          100%
                         ===           ===


Similar to the U.S. plans, the expected rate of return on plan assets is also a significant driver in calculating the net pension (benefit) cost for our international plans. In order to calculate our 2004 expense, we used a weighted average expected return on plan assets of 6.77%. This rate was based on a methodology similar to that used to determine the rate of return for our Retirement Plan.

Estimated benefit payments during the next 10 years are expected to be: fiscal 2005 - $11.1; fiscal 2006 - $11.1; fiscal 2007 - $11.5; fiscal 2008 - $12.3;
fiscal 2009 - $12.2; and from fiscal 2010 to fiscal 2014 - a total of $68.8.

Assumptions

The table below outlines the weighted average assumptions used to determine our projected benefit obligation as of year-end and pension (benefit) cost for the fiscal year for:

U.S. plans:

Benefit obligation                              2004     2003      2002

Discount rate                                   5.75%    6.25%      N/A

Compensation increase rate                      4.50%    4.50%      N/A

Pension (benefit) cost

Discount rate                                   6.25%    7.25%     7.25%

Compensation increase rate                      4.50%    5.00%     5.00%

Long-term rate of return on plan assets         8.75%    9.25%     9.75%

International plans:



                                                2004     2003      2002
Benefit obligation

Discount rate                                   5.50%    5.58%      N/A

Compensation increase rate                      3.70%    3.63%      N/A

Pension (benefit) cost

Discount rate                                   5.58%    6.17%     6.07%

Compensation increase rate                      3.63%    3.72%     3.66%

Long-term rate of return on plan assets         6.77%    7.43%     7.49%


Components of net periodic pension (benefit) cost are as follows:

                                                      U.S. Plans
                                                2004     2003      2002
Service cost                                 $  11.3  $   8.8   $   9.0
Interest cost                                   31.4     33.4      33.0
Expected return on plan assets                 (50.1)   (63.8)    (69.0)
Amortization                                    (0.7)    (0.8)     (0.7)
Recognized actuarial gain                        2.1     (2.7)     (8.6)
Curtailments, settlements and other items         --       --      (1.3)
                                             -------  -------   -------
Net periodic pension (benefit) cost          $  (6.0) $ (25.1)  $ (37.6)
                                             =======  =======   =======

                                                  International Plans
                                               2004     2003      2002

Service cost                                 $   7.4  $   7.4   $   7.4
Interest cost                                   13.4     13.6      11.2
Expected return on plan assets                 (14.0)   (16.6)    (15.7)
Amortization                                    (0.5)     0.1      (0.3)
Recognized actuarial gain                        3.1      0.7       0.2
Curtailments, settlements and other items       (1.1)     1.5        --
                                             -------  -------   -------
Net periodic pension (benefit) cost          $   8.3  $   6.7   $   2.8
                                             =======  =======   =======


A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the defined benefit pension plans are as follows:

                                               U.S. Plans      International Plans
                                             2004      2003       2004      2003
Change in benefit obligation:
Benefit obligation at beginning of year   $  525.7   $  489.3  $  241.2  $  219.8
Service cost                                  11.3        8.8       7.4       7.4
Interest cost                                 31.4       33.4      13.4      13.6
Actuarial loss                                20.5       39.0       7.4      (2.1)
Plan amendments                                 --       (0.3)     (6.3)       --
Exchange rate changes                           --         --      19.7      20.3
Settlements/curtailments/termination
  benefits                                      --         --      (5.0)     (7.7)
Benefits paid                                (46.9)     (44.5)    (12.5)    (11.8)
Other items                                     --         --       2.1       1.7
                                          --------   --------  --------  --------
Benefit obligation at end of year            542.0      525.7     267.4     241.2
                                          --------   --------  --------  --------
Change in plan assets:
Fair value at beginning of year              511.9      635.8     173.3     201.1
Actual return on plan assets                 156.1      (77.3)     38.1     (34.4)
Employer contribution                          8.1        7.6      10.3       6.5
IRC section 401(h) transfer                     --       (5.9)       --        --
Exchange rate changes                           --         --      12.7      16.9
Benefits paid                                (46.9)     (44.5)    (12.5)    (11.8)
Other items                                   (2.8)      (3.8)     (0.4)     (5.0)
                                          --------   --------  --------  --------
Fair value at end of year                    626.4      511.9     221.5     173.3
                                          --------   --------  --------  --------

Funded status                                 84.4      (13.8)    (45.9)    (67.9)
Unrecognized actuarial loss (gain)           102.7      187.3      82.6      98.0
Unrecognized transition (asset)
  obligation                                    --         --      (1.6)     (1.9)
Unrecognized prior service
  obligation benefit                          (5.2)      (5.9)     (3.6)      1.8
Employer - fourth quarter
  contribution                                  --         --       2.2       2.1
                                          --------   --------  --------  --------
Net amount recognized                     $  181.9   $  167.6  $   33.7  $   32.1
                                          ========   ========  ========  ========



The accumulated benefit obligation (the actuarial present value of benefits earned, excluding future compensation increase assumptions) for our U.S. plans was $530.2 and $514.5 as of June 30, 2004 and 2003, respectively. The accumulated benefit obligation for our international plans was $236.6 and $215.1 as of June 30, 2004 and 2003, respectively.

Other Postretirement Benefits

We provide medical and dental benefits to certain retired employees and their dependents. The plans that provide these benefits cover substantially all of our employees in the U.S., and to a lesser extent, Canada.

The table below outlines the weighted average assumptions used to determine our postretirement benefit obligation as of year-end and our postretirement cost for the fiscal year:

Postretirement benefit obligation                            2004     2003   2002


Discount rate                                                5.75%    6.25%   N/A

Healthcare cost trend rate assumed for next year            11.50%   13.00%   N/A

Rate to which the cost trend rate is assumed to decline      5.00%    5.00%   N/A

Number of years to ultimate trend rate                         9       10     N/A

Postretirement cost

Discount rate                                                6.19%    7.25%  7.25%

Healthcare cost trend rate assumed for next year            13.00%    6.00%  6.50%

Rate to which the cost trend rate is assumed to decline      5.00%    5.50%  5.50%

Number of years to ultimate trend rate                        10        1      2



Components of net periodic postretirement (benefit) cost are as follows:

                                                             2004    2003    2002

Service cost                                                $ 1.3   $ 0.9   $ 0.9
Interest cost                                                 6.0     5.0     4.1
Amortization                                                 (1.0)   (0.5)   (0.5)
Recognized actuarial gain                                      --    (2.2)   (3.4)
Curtailments, settlements and other items                      --      --    (0.8)
                                                            -----   -----   -----
Net periodic postretirement (benefit) cost                  $ 6.3   $ 3.2   $ 0.3
                                                            =====   =====   =====


A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                              2004     2003
Change in benefit obligation:
Benefit obligation at  beginning of year   $  103.1  $   72.1
Service cost                                    1.3       0.9
Interest cost                                   6.0       5.0
Actuarial (gain) loss                          (4.9)     32.1
Plan amendments                                (7.1)     (1.2)
Exchange rate changes                            --       0.2
Benefits paid                                  (6.3)     (6.0)
                                           --------  --------
Benefit obligation at end of year              92.1     103.1
                                           --------  --------
Change in plan assets:
Fair value at beginning of year                  --        --
Employer contribution                           6.3       0.1
IRC section 401(h) transfer                      --       5.9
Benefits paid                                  (6.3)     (6.0)
                                           --------  --------
Fair value at end of year                        --        --
                                           --------  --------
Funded status                                 (92.1)   (103.1)
Unrecognized actuarial (gain) loss             (0.4)      4.4
Unrecognized transition (asset)
  obligation                                    0.6       0.6
Unrecognized prior service
  obligation benefit                           (9.8)     (3.7)
                                           --------  --------
Net amount recognized                      $ (101.7) $ (101.8)
                                           ========  ========

Assumed healthcare cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed healthcare cost trend rates would increase the total of the service and interest cost components by $0.7 and the postretirement benefit obligation by $9.5. A one-percentage-point decrease in assumed healthcare cost trend rates would decrease the total of the service and interest cost components by $(0.6) and the postretirement benefit obligation by $(8.1).

Estimated benefit payments during the next 10 years are expected to be: fiscal 2005 - $6.9; fiscal 2006 - $7.3; fiscal 2007 - $7.5; fiscal 2008 - $7.6; fiscal
2009 - $8.1; and from fiscal 2010 to fiscal 2014 - a total of $41.5. Estimated receipts pursuant to the Medicare Reform Act during the next 10 years are expected to be: fiscal 2005 - zero; fiscal 2006 - $0.4; fiscal 2007 - $0.8; fiscal 2008 - $0.8; fiscal 2009 - $0.9; and from fiscal 2010 to fiscal 2014 - a total of $4.9.

Balance Sheet Classification

Amounts recognized on the balance sheets related to our pension and postretirement plans are as follows:


                                            Pension Benefits      Other Benefits
                                             2004       2003      2004      2003

Assets                                    $  291.5   $  278.4   $    --   $    --
Liabilities                                 (131.2)    (153.1)   (101.7)   (101.8)
Accumulated other comprehensive income        55.3       74.4        --        --
                                          --------   --------   -------   -------
Net amount recognized                     $  215.6   $  199.7   $(101.7)  $(101.8)
                                          ========   ========   =======   =======

Balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

                                     Plans with               Plans with
                                  Projected Benefit       Accumulated Benefit
                                Obligations in Excess    Obligations in Excess
                                   of Plan Assets           of Plan Assets
                                   2004       2003           2004      2003

Projected benefit obligation     $ 318.0    $ 280.8           N/A       N/A

Accumulated benefit obligation       N/A        N/A        $ 269.6   $ 254.4

Fair value of plan assets        $ 163.5    $ 109.0        $ 139.2   $ 102.0



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

The weighted average fair values of options granted in 2004, 2003 and 2002 were $3.72, $4.85 and $7.30, respectively.

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

                               2004         2003          2002

Risk-free interest rate        3.3%          2.9%          4.3%
Expected life                4.1 years    4.1 years     4.1 years
Expected volatility           35.7%         39.3%         39.5%
Expected dividend yield        1.4%          1.7%          1.2%

The following table summarizes information about stock options outstanding at June 30, 2004:

                           Options Outstanding          Options Exercisable
                                 Weighted
                                 Average     Weighted              Weighted
  Range of                      Remaining    Average               Average
  Exercise           Options   Contractual   Exercise   Options    Exercise
       Prices        (000's)   Life (yrs.)     Price     (000's)    Price

  $12.16 - $18.97     4,518        7.52       $15.77      1,534     $18.08
  $20.59 - $28.84     3,797        5.48       $22.97      2,656     $23.56
  $30.00 - $39.75     1,436        5.17       $32.14      1,421     $32.07
  $41.19 - $47.31     2,701        4.28       $42.27      2,235     $42.22
  $50.94 - $50.94        30        1.39       $50.94         30     $50.94
                     ------        ----       ------      -----     ------
                     12,482        5.91       $25.66      7,876     $29.43
                     ------        ----       ------      -----     ------

Changes in outstanding options are as follows:

                                                          Weighted
                                                          Average
                                              Options     Exercise
                                              (000's)       Price

Outstanding at June 30, 2001                   11,059    $   33.95
  Granted                                       2,577    $   21.52
  Exercised                                      (230)   $   19.87
  Canceled                                     (1,676)   $   36.68
                                               ------    ---------
Outstanding at June 30, 2002                   11,730    $   30.97
  Granted                                       2,018    $   15.82
  Exercised                                        --           --
  Canceled                                     (1,581)   $   34.01
                                               ------    ---------
Outstanding at June 30, 2003                   12,167    $   28.10
  Granted                                       1,731    $   13.42
  Exercised                                        --           --
  Canceled                                     (1,416)   $   31.21
                                               ------    ---------
Outstanding at June 30, 2004                   12,482    $   25.66
                                               ------    ---------
Options exercisable at June 30, 2004            7,876    $   29.43
                                               ------    ---------
Options available for grant at June 30, 2004    4,188
                                               ------    ---------


1994 and 2002 Key Employee Long-Term Incentive Plans (the Plans)

The Plans provide that the Compensation and Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, deferred stock, performance units, performance shares and other stock-based awards to eligible employees. The committee was allowed to grant awards up to a maximum of 17,300,000 underlying shares of Common Stock under the 1994 Plan (which expired in February 2004) and may grant up to a maximum of 4,500,000 underlying shares under the 2002 Plan.

Under the Plans, stock options have been granted with exercise prices not less than the fair market value of our Common Stock at the time of the grant, with an exercise term (as determined by the committee) not to exceed 10 years. The committee determines the vesting period for our stock options. Generally, such stock options become exercisable over four years.

Restricted Stock - Restricted stock are shares of Common Stock that are subject to restrictions on transfer that lapse upon the fulfillment of specified conditions. The market value of restricted stock awards on the date of grant is recorded as a reduction of capital stock on the balance sheets and is amortized ratably over the term of the restriction period, ranging from two to four years. Amortization expense of restricted stock amounted to $(8.7), $(5.5) and $(2.4) for 2004, 2003 and 2002, respectively. We granted 764,300 shares, 958,080 shares and 297,622 shares of restricted stock to employees during 2004, 2003 and 2002, respectively.

Deferred Stock - Outside the United States, we offer deferred stock, which are rights to receive shares of Common Stock upon the fulfillment of specified conditions, to certain employees. Deferred stock is similar to restricted stock in all respects, except that deferred stock is issued to the employee at the completion of the vesting period. We recognized expense of $(1.5), $(0.7) and $(0.3) in 2004, 2003 and 2002, respectively, related to these awards. During 2004, 2003 and 2002 we granted 119,400 shares, 164,163 shares and 60,712 shares of deferred stock, respectively.

Performance Shares - The committee awards phantom shares that give the recipients the right to receive cash equal to the value of shares of Common Stock that are earned if specific performance goals are achieved during a specific performance period. Compensation cost related to performance shares is based on management's best estimate as to whether or not the performance criteria will be satisfied and the market price of our shares on the date of the financial statements. This amount is recognized ratably over the performance period. Adjustments based on changes in our estimate of whether the performance criteria will be satisfied and changes in the market value of our shares are recorded in the period in which the change occurs. In 2004 we began a two-year plan for the 2004-2005 performance period. In 2003, awards relating to two three-year performance periods (2001-2003 and 2002-2004) were canceled and replaced with an award relating to a two-year performance period (2003-2004) and a transitional award relating to operating performance for 2003. We have recorded $(0.6), $(1.8) and $(1.4) as expense during 2004, 2003 and 2002, respectively, for these awards. No amounts were earned related to the 2003-2004 performance period. In 2004, we distributed $2.8 relating to the transitional award ($1.1 was distributed in 2003 relating to the 2000-2002 performance period).

Employee Stock Purchase Plans

Under the U.S. Employee Stock Purchase Plan (ESPP), we are authorized to issue up to 2,650,000 shares of Common Stock (330,000 shares per annum), principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Common Stock. The purchase price of the shares is 85% of the lower of the fair market values of the Common Stock on the first and last days of the six-month purchase period. In 2004, 2003 and 2002 approximately 25%, 28% and 32% of eligible employees participated in the ESPP, respectively.

Several of our international subsidiaries have employee stock purchase plans (international ESPP) under which we are authorized to issue up to 400,000 shares of Common Stock to our full-time employees. The terms of the international ESPP in most locations are essentially the same as the ESPP.

Under the ESPP and the international ESPP, employees purchased 215,011 shares in 2004, 256,870 shares in 2003 and 216,121 shares in 2002.

The calculation of the fair value of these shares using the Black-Scholes option-pricing model assumes that options were issued to employees on the first day of the purchase period. The weighted average fair values of these assumed options granted in 2004, 2003 and 2002 were $3.45, $4.31 and $6.50, respectively.

These fair values were estimated using the following assumptions:

                              2004        2003         2002

Risk-free interest rate        1.0%        1.5%         2.8%
Expected life              0.5 years    0.5 years    0.5 years
Expected volatility           35.3%       35.6%        35.5%
Expected dividend yield        1.4%        1.7%         1.2%

Other Compensation Plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan) - The 401(k) plan consists of both a profit-sharing plan and a savings plan under section 401(k) of the IRC. The savings plan component allows employees to make pre-tax contributions to their accounts, which may be invested in specified investment alternatives. We may match employee contributions to the extent determined by our Board of Directors. The matching contributions vest 20% per annum over a five-year period. Our contributions to the 401(k) plan, including matching contributions, were $3.9, $5.0 and $5.0 for 2004, 2003 and 2002, respectively.

Share Incentive Plan - One of our international subsidiaries has a Share Incentive Plan. Under this program, all regular full-time employees of the respective business unit are eligible to receive Common Stock for services rendered. We did not make contributions to this plan in 2004. In 2003, we contributed $0.2.


Note 10         Income Taxes

Income before provision for income taxes is as follows:

                                              2004      2003      2002

United States                                $ 33.0   $  89.1   $  47.9
International                                  33.1      11.3      92.7
                                             ------   -------   -------
Income before provision for income taxes     $ 66.1   $ 100.4   $ 140.6
                                             ======   =======   =======

Components of the provision (benefit) for income taxes are as follows:

                                    2004        2003       2002
Current
  U.S. Federal                    $  (9.5)    $   1.6    $ (12.3)
  U.S. State and local                2.2         0.4       (2.4)
  International                      19.1        13.5       30.5
                                  -------     -------    -------
  Total current                      11.8        15.5       15.8
                                  -------     -------    -------
Deferred
  U.S. Federal                       19.9        28.7       25.5
  U.S. State and local                1.4         1.9        9.6
  International                     (16.5)       (7.0)      (1.5)
                                  -------     -------    -------
  Total deferred                      4.8        23.6       33.6
                                  -------     -------    -------

Provision for income taxes        $  16.6     $  39.1    $  49.4
                                  =======     =======    =======


A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                     2004        2003       2002

U.S. statutory tax rate              35.0%       35.0%      35.0%
International operations            (11.6)        1.9       (2.5)
State taxes, net                      3.6         1.3        3.3
Non taxable gain from
  disposition of assets              (3.2)         --         --
Favorable settlement with the
  Internal Revenue Service           (8.0)         --         --
Changes in valuation allowance        7.9         0.1         --
Other operating items, net            0.2         2.5        0.3
Other, net                            1.2        (1.9)      (1.0)
                                     ----        ----       ----
Effective tax rate                   25.1%       38.9%      35.1%
                                     ====        ====       ====

Components of deferred tax assets and liabilities are as follows:

                                                       2004      2003

Deferred compensation and other employee benefits   $    9.0  $   21.9
Accounts receivable and other allowances                42.8      42.0
Net operating loss carryforwards                        22.2      15.2
Other operating items, net                               8.2      12.3
Tax credit carryforwards                                29.8      27.3
Other accrued items                                     15.4      15.9
Other, net                                               4.3       5.0
                                                    --------  --------
  Gross deferred tax assets                            131.7     139.6
Valuation allowance                                    (12.2)     (6.9)
                                                    --------  --------
  Total net assets                                     119.5     132.7
                                                    --------  --------
Deferred compensation and other employee benefits        8.5       7.6
Deferred promotion                                      12.3      20.5
Depreciation and amortization                           14.5       6.0
Deferred agent commissions                              19.1      19.2
Other, net                                               9.6      12.8
                                                    --------  --------
  Total net liabilities                                 64.0      66.1
                                                    --------  --------
Net deferred taxes                                  $   55.5  $   66.6
                                                    ========  ========

Balance sheet classifications of deferred tax assets and liabilities are as follows:

                                                       2004      2003

Prepaid expenses and other current assets           $   38.7  $   44.4
Other noncurrent assets                                 38.7      64.4
Other current liabilities                               (5.3)    (14.8)
Other noncurrent liabilities                           (16.6)    (27.4)
                                                      ------    ------
Net deferred taxes                                  $   55.5  $   66.6
                                                      ======    ======

We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $77.0 at June 30, 2004, are available to reduce future tax obligations of certain foreign and U.S. subsidiaries in a number of jurisdictions with various expiration dates, some of which are indefinite. In addition, foreign tax credit carryforwards amounting to $23.9 and alternative minimum tax credit carryforwards of $5.9 are available as of June 30, 2004. Foreign tax credit carryforwards have various expiration dates through fiscal 2009; alternative minimum tax credit carryforwards have an indefinite life.

Net operating loss carryforwards and related valuation allowances associated with the closure of businesses in certain markets have been written off totaling approximately $2.4 and $14.0, for 2004 and 2003, respectively.

Approximately $8.0 of deferred tax expense and $17.3 of deferred tax benefit is included as a component of stockholders' equity in 2004 and 2003, respectively.

A provision has not been made for U.S. taxes that would be payable if undistributed earnings of foreign subsidiaries, $119.2 as of June 30, 2004, were distributed to the parent company in the form of dividends because it is our intention to permanently reinvest such foreign earnings. A determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practical.


Note 11    Debt

Our primary debt obligations are: a Five-Year Revolving Credit and Competitive Advance Facility Agreement, a Term Loan Agreement and $300 in senior unsecured notes.

2001 Credit Agreements

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

2002 Credit Agreements

On May 20, 2002, we entered into a $950.0 Term Loan Agreement with a syndicate of banks and other financial institutions, and we amended and restated the Five-Year Revolving Credit and Competitive Advance Facility Agreement to conform it to the Term Loan Agreement (the Term Loan Agreement and the Five-Year Revolving Facility Agreement are collectively referred to as the 2002 Credit Agreements); we also terminated the 364-Day Revolving Credit and Competitive Advance Facility Agreement. Proceeds from the Term Loan Agreement were used to finance the Reiman acquisition purchase price and pay related financing and transaction costs, to finance our recapitalization transactions (see Note 12, Capital Stock) and to refinance obligations under the 2001 Credit Agreements. Borrowings under the Five-Year Revolving Facility Agreement may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup.

Borrowings under the 2002 Credit Agreements bear interest at either LIBOR plus a spread based upon our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in the Term Loan Agreement. The interest rate is required to be reset from time to time for periods of up to six months. Borrowings under the 2002 Credit Agreements are secured by substantially all of our assets and are subject to various covenants. Non-financial covenants include limitations on: additional debt for money borrowed and related guarantees; acquisitions; mergers and asset transfers; share repurchases; liens; and dividend payments. Financial covenants include minimum interest and fixed charge coverage, maximum leverage ratios and limitations on annual capital expenditures. The leverage ratio, calculated as total debt divided by EBITDA, as defined in the 2002 Credit Agreements, is our most restrictive financial covenant. In addition, the 2002 Credit Agreements contain provisions that could result in the acceleration of amounts outstanding. One such provision requires us to perform a calculation in the first quarter of every fiscal year (based on an excess cash flow calculation outlined in the 2002 Credit Agreements).

In the fourth quarter of 2003, we amended the 2002 Credit Agreements. The terms of the amendment included modifications to ease the leverage covenant and to exclude the impact of certain cash restructuring charges from the calculation of EBITDA in 2003 and 2004.

Senior Notes

During the third quarter of 2004, we completed a private placement, with registration rights, of $300.0 of 6 1/2% senior unsecured notes due in 2011 (Senior Notes) in order to refinance amounts outstanding under the Term Loan. (These notes were exchanged for identical registered notes in a fourth quarter 2004 public offering.) The proceeds from this offering were used to repay $294.0 of principal outstanding under the Term Loan, with the remainder used to pay a portion of the financing costs. Concurrently with the refinancing, we amended the 2002 Credit Agreements to allow us to repurchase shares, pay cash dividends and make certain other restricted payments, in any combination thereof, up to $50.0 each fiscal year.

Term Loan Repricing

In the fourth quarter of 2004 we repriced the Term Loans to take advantage of our improved credit profile. As a result, we reduced the LIBOR spread charged on our Term Loan borrowings by 100 basis points.

Debt Maturities and Interest Expense

The Term Loan Agreement requires quarterly principal repayments with the final payment due in fiscal 2008. Total debt maturities during the next five years are as follows:

             2005       $  83.9
             2006          66.9
             2007          76.8
             2008         194.0
             2009            --
                        -------
             Total      $ 421.6
                        =======

At June 30, 2004, we had borrowings of $721.6 outstanding, of which $83.9 was classified as short-term debt and included in loans and notes payable on the balance sheets. As of June 30, 2003, we had total borrowings of $866.0 outstanding, of which $31.3 was classified as short-term debt.

In 2004, 2003 and 2002, we recorded interest expense, net of $(49.8), $(41.4) and $(13.9), respectively. Interest expense in 2004 included the expense and write-off of financing fees of $(6.0) as a result of the refinancing and certain other transactions described above, and the write-off of $(1.3) related to the termination of some of our interest rate caps that were no longer required (see
Note 7, Financial Instruments). The weighted average interest rate on our borrowings charged by our lenders was 4.4%, 4.0% and 3.8% during 2004, 2003 and 2002, respectively.

Lines of Credit

International lines of credit and overdraft facilities totaled $28.5 at June 30, 2004, and $36.9 at June 30, 2003, of which no amounts were outstanding at these respective dates. These lines of credit are renewed annually.

Note 12         Capital Stock

Capital stock and treasury stock consist of the following as of June 30:

                                                2004        2003
First preferred stock,
  par value $1.00 per share;
  authorized 40,000 shares;
  issued and outstanding 29,720 shares      $      3.0  $      3.0
Second preferred stock,
  par value $1.00 per share;
  authorized 120,000 shares;
  issued and outstanding 103,720 shares           10.3        10.3
 Third subordinated preferred stock,
  par value $1.00 per share;
  authorized 230,000 shares;                      15.5        15.5
  issued and outstanding 155,022 shares
Preference stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued and outstanding none                       --          --
                                            ----------  ----------
Total preferred stock                             28.8        28.8
                                            ----------  ----------
Common Stock,
  par value $0.01 per share;
  authorized 200,000,000 shares;
  issued 145,922,062                               1.5         1.5

Unamortized restricted stock                     (12.5)      (12.7)
                                            ----------  ----------
Total capital stock                         $     17.8  $     17.6
                                            ----------  ----------
Common Stock in treasury, at cost
  Common Stock: 46,863,670 and 47,743,830
   in 2004 and 2003, respectively           $ (1,005.8) $ (1,024.7)
                                            ==========  ==========


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

Four legal actions were commenced against us, our directors and the Funds challenging the original recapitalization transaction announced in April 2002. Three of the four actions were purported class actions; the fourth action was brought by individual stockholders. The parties in two of the three class actions, which were brought on behalf of holders of Class B Stock, entered into a settlement agreement, subject to court approval, with respect to the settlement of those actions. The third class action, which was brought on behalf of holders of Class A Stock, was dismissed with prejudice by the Court of Chancery of the State of Delaware pursuant to a comprehensive settlement agreement that was approved by the Court of Chancery on February 12, 2003. The fourth action was voluntarily dismissed.

Share Repurchase Authorization

As of June 30, 2004, under various share repurchase authorizations (announced during 2000, 2001 and 2002), we have repurchased 8.6 million shares of our Class A Nonvoting Common Stock for approximately $231.7 (no shares during 2004 and 2003, and 3.6 million shares totaling $64.1 during 2002). As of June 30, 2004, we had $186.0 remaining under a $250.0 share repurchase authorization announced in May 2001. Under the 2002 Credit Agreements, we may repurchase shares, pay cash dividends and make certain other restricted payments, in any combination thereof, up to $50.0 each fiscal year (see Note 11, Debt).

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

Supply and Service Agreements

We maintain several long-term agreements with vendors primarily for the purchase of paper, printing and fulfillment services. These agreements expire at various times through fiscal 2010.

In the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise, including our agreement with World's Finest Chocolate (see Note 6, Goodwill and Other Intangible Assets, Net, for additional information), and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers.

Sale and Leaseback

During 1999, we sold and leased back a portion of our operating facility in the United Kingdom. The gain is being amortized on a straight-line basis over the term of the lease as a reduction in lease expense.

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

                          2004    2003   2002

Rental expense           $ 18.3  $ 19.5  $ 18.9
Sublease income            (6.2)   (5.0)   (4.9)
                         ------  ------  ------
Net rental expense       $ 12.1  $ 14.5  $ 14.0
                         ======  ======  ======

Future minimum rental commitments, net of sublease income, for noncancelable operating leases for the next five fiscal years and thereafter are as follows:

              Minimum      Minimum
               Rental     Sublease
              Payments     Income      Net

2005           $  16.7    $  (5.5)   $ 11.2
2006           $  13.6    $  (4.8)   $  8.8
2007           $  12.2    $  (4.8)   $  7.4
2008           $  11.6    $  (4.9)   $  6.7
2009           $  10.9    $  (4.5)   $  6.4
Later years    $  54.7    $ (18.0)   $ 36.7


Note 14         Segments

Our three reportable segments are Reader's Digest North America, Consumer Business Services and Reader's Digest International. Additionally, we separately report Corporate Unallocated expenses, which include the cost of governance, such as our internal audit, legal, tax and treasury departments, corporate financial management and other corporate functions that benefit the entire organization. In addition, this item also captures the income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs. Below is a brief description of the activities included within our reportable segments.

Reportable segments are based on our method of internal reporting and each reportable segment is a strategic business unit that is managed separately and whose results are regularly reviewed by the chief operating decision maker. Consequently, revenues are presented on a third-party arm's-length basis. Revenues and expenses attributable to intercompany transactions are eliminated (under the intercompany eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in the income statements. Accounting policies of our segments are the same as those described in Note 1, Organization and Summary of Significant Accounting Policies.

Reader's Digest North America

This segment comprises our operations in the United States and Canada that publish and market Reader's Digest magazine, Reiman's magazines and several special interest magazines. This segment also includes operations that publish and market Books and Home Entertainment products, including Select Editions, series and general books, and music and video products related to the following affinities: reading, home and health, and entertainment.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader's Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. Reiman's publications have minimal advertising revenues, and accordingly, circulation is the principal driver of performance in this business. The results of our Books and Home Entertainment business are driven by its universe of promotable customers, new customer acquisition programs, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

The principal businesses in this segment are our display marketing business, Books Are Fun, and our youth fundraising businesses in the United States and Canada, QSP. This segment also includes smaller businesses, such as Trade Publishing and Young Families, which publish and market Books and Home Entertainment products through direct and retail channels, and the results of financial services alliances. The operations of Gifts.com were included in this segment until 2002, when it ceased operations.

The primary focus of Consumer Business Services, which sells products through non-direct marketing channels, is to grow revenues by selling products through their sales forces. Performance of the larger businesses is also driven by product selection, the number of accounts or events held and the average sales per account or event.

Reader's Digest International

This segment comprises our operations outside of the United States and Canada. The businesses in this segment publish and market Reader's Digest magazine in numerous editions and languages, several special interest magazines and Books and Home Entertainment products (described above), and include the results of financial services marketing alliances. Growth initiatives in this segment include: entering new markets, developing new products, acquiring customers through new channels and expanding U.S. businesses such as Books Are Fun and Young Families into markets overseas.

The performance of these businesses is driven by similar factors to those in the Reader's Digest North America segment except that results are more susceptible to changes in local market conditions due to the number of countries in which we operate. The results for Reader's Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our Books and Home Entertainment products in these markets are driven by its universe of promotable customers, new customer acquisition programs, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

We evaluate performance and allocate resources based on operating income from continuing operations excluding other operating items and Corporate Unallocated expenses. Identifiable assets by segment are those assets that are used in the operations of that business. Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses, marketable securities, certain pension assets, certain fixed assets and certain other current assets. Sales are attributed to countries based on selling location. Long-lived assets are principally composed of: property, plant and equipment, net; intangible assets, net; and prepaid pension benefits.

Reportable Segment Financial Information

                                                  Years ended June 30,
                                       2004              2003            2002
Revenues
  Reader's Digest North America    $    835.4        $    854.4      $    649.0
  Consumer Business Services            609.2             640.8           668.1
  Reader's Digest International         969.5           1,007.8         1,077.5
  Intercompany eliminations             (25.6)            (28.1)          (26.0)
                                   ----------        ----------      ----------
Total revenues                     $  2,388.5        $  2,474.9      $  2,368.6
                                   ==========        ==========      ==========

Operating profit (loss)
  Reader's Digest North America    $     70.5        $     60.6      $     (2.2)
  Consumer Business Services             64.5              90.6            88.4
  Reader's Digest International          57.0              49.1           106.3
  Magazine deferred promotion
    charge (1)                          (27.2)               --              --
  Corporate Unallocated                 (43.7)            (21.4)           (8.1)
  Other operating items,  net(2)        (15.0)            (39.8)          (26.7)
                                   ----------        ----------      ----------
Total operating profit             $    106.1        $    139.1      $    157.7
                                   ==========        ==========      ==========

Intercompany eliminations
  Reader's Digest North America    $     (1.1)       $     (1.2)     $     (4.4)
  Consumer Business Services            (21.2)            (23.5)          (15.3)
  Reader's Digest International          (3.3)             (3.4)           (6.3)
                                   ----------        ----------      ----------
Total intercompany eliminations    $    (25.6        $    (28.1)     $    (26.0)
                                   ==========        ==========      ==========


Identifiable assets
  Reader's Digest North America    $  1,149.9        $  1,185.2      $  1,401.8
  Consumer Business Services            485.1             535.9           521.8
  Reader's Digest International         421.8             472.7           469.9
  Corporate                             385.9             405.7           298.4
                                   ----------        ----------      ----------
Total identifiable assets          $  2,442.7        $  2,599.5      $  2,691.9
                                   ==========        ==========      ==========

(1) Magazine deferred promotion charge relates to: 45% to Reader's Digest North America and 55% to Reader's Digest International.

(2) Other operating items, net in 2004 related to: 12% to Reader's Digest North America, 22% to Consumer Business Services, 61% to Reader's Digest International and 5% to corporate departments that benefit the entire organization. In 2003, these items related to: 13% to Reader's Digest North America, 6% to Consumer Business Services, 64% to Reader's Digest International and 17% to corporate departments that benefit the entire organization. In 2002, these items related to: 22% to Reader's Digest North America, 27% to Consumer Business Services, 16% to Reader's Digest International and 35% to corporate departments that benefit the entire organization.

                                                       Years ended June 30,
                                                      2004     2003      2002
Depreciation, amortization and asset impairments
  Reader's Digest North America                    $  39.9   $  40.9   $  10.2
  Consumer Business Services                          11.5      11.6      12.0
  Reader's Digest International                        8.1       9.5      10.1
  Corporate                                            4.8       5.9      15.3
                                                   -------   -------   -------
Total depreciation, amortization and asset
  impairments                                      $  64.3   $  67.9   $  47.6

Capital expenditures
  Reader's Digest North America                    $   1.9   $   2.5   $   3.1
  Consumer Business Services                           2.2       1.2       2.7
  Reader's Digest International                        3.7       5.1       6.1
  Corporate                                            8.3       6.9      12.7
                                                   -------   -------   -------
Total capital expenditures                         $  16.1   $  15.7   $  24.6
                                                   =======   =======   =======

The following table presents our consolidated net revenues by product:


                                                               Years ended June 30,
                                                         2004        2003          2002

Revenues
  Books                                              $    968.5   $    982.9   $    963.8
  Magazines - subscription and other                      702.7        750.1        610.1
  Magazines - advertising                                 150.0        151.0        151.4
  Music and videos                                        240.3        257.4        328.8
  Food and gift                                           228.7        244.9        256.7
  Fees from financial services marketing alliances         16.9         13.2         20.8
  Other                                                    81.4         75.4         37.0
                                                     ----------   ----------   ----------
Total revenues                                       $  2,388.5   $  2,474.9   $  2,368.6
                                                     ==========   ==========   ==========


Information about geographic areas is as follows:

                                       Years ended June 30,
                                 2004         2003          2002

Revenues
  United States             $  1,291.3    $  1,351.8    $  1,176.7
  International                1,102.1       1,124.6       1,196.3
  Inter-area                      (4.9)         (1.5)         (4.4)
                            ----------    ----------    ----------
Total revenues              $  2,388.5    $  2,474.9    $  2,368.6
                            ==========    ==========    ==========

Revenues inter-area
  United States             $     (2.6)   $     (0.1)   $     (2.8)
  International                   (2.3)         (1.4)         (1.6)
                            ----------    ----------    ----------
Total revenues inter-area   $     (4.9)   $     (1.5)   $     (4.4)
                            ==========    ==========    ==========

Long-lived assets
  United States             $  1,638.1    $  1,633.3    $  1,646.6
  International                   75.3         113.5         107.2
                            ----------    ----------    ----------
Total long-lived assets     $  1,713.4    $  1,746.8    $  1,753.8
                            ==========    ==========    ==========

Report of Independent Registered Public Accounting Firm



The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2004, in conformity with United States generally accepted accounting principles.



KPMG LLP
New York, New York
August 30, 2004

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

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, we have filed our written certifications with the Securities and Exchange Commission. The certifications have been filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2004.

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






/s/THOMAS O. RYDER
Thomas O. Ryder
Chairman of the Board and
Chief Executive Officer


/s/MICHAEL S. GELTZEILER
Michael S. Geltzeiler
Senior Vice President and
Chief Financial Officer


Selected Financial Data
In millions, except per share data                                  2004        2003          2002           2001         2000

Income Statement Data
Revenues                                                         $ 2,388.5   $  2,474.9    $  2,368.6    $  2,518.2    $  2,484.5
Operating profit                                                 $   106.1   $    139.1    $    157.7    $    229.0    $    253.8
Net income                                                       $    49.5   $     61.3    $     91.2    $    132.1    $    144.7
Basic and diluted earnings per share                           $0.50/$0.49  $0.61/$0.60    $0.90/$089   $1.27/$1.26   $1.35/$1.34
Dividends per common share                                       $    0.20   $     0.20    $     0.20    $     0.20    $     0.20

Balance Sheet Data
Cash and cash equivalents, short-term investments and
  marketable securities                                          $    50.4   $     52.1    $    114.7    $     47.3    $    227.6
Total assets                                                     $ 2,442.7   $  2,599.5    $  2,691.9    $  1,665.2    $  1,707.2
Long-term debt                                                   $   637.7   $    834.7    $    818.0    $      9.8    $      7.9
Stockholders' equity                                             $   463.1   $    400.3    $    471.9    $    459.8    $    478.8
Weighted-average common shares outstanding (basic and diluted)   97.1/99.2    98.1/99.2   100.2/100.6   102.7/103.7   106.0/107.0
Book value per common share                                      $    4.77   $     4.08    $     4.71    $     4.47    $     4.51


Selected Quarterly Financial Data and Dividend and Market Information (Unaudited)


                                                                                              Stock Price Range
                                                         Net Income (Loss)                         High-Low
 In millions, except per
 share data and                Operating                        Per     Per
 shareholder                     Profit   Dividends            Share    Share      Common
 information         Revenues    (Loss)  Per Share(1) Amount   Basic   Diluted    Stock(2)        Class A(2)      Class B(2)

2004
   First Quarter     $  494.7   $(13.5)     $0.05     $(13.5) $(0.14)  $(0.14) $14.32 - $11.94        N/A               N/A
   Second Quarter       796.4    113.9      $0.05       66.5    0.68     0.67  $15.01 - $13.69        N/A               N/A
   Third Quarter        561.0     19.1      $0.05        2.2    0.02     0.02  $14.83 - $13.35        N/A               N/A
   Fourth Quarter       536.4    (13.4)     $0.05       (5.7)  (0.06)   (0.06) $16.30 - $13.91        N/A               N/A
                     $2,388.5   $106.1      $0.20     $ 49.5  $ 0.50   $ 0.49  $16.30 - $11.94        N/A               N/A

 2003
   First Quarter    $  517.1    $  2.0      $0.05     $ (5.2) $(0.05)  $(0.05)       N/A        $18.14 - $14.70   $22.40 - $18.10
   Second Quarter      830.6     146.6       0.05       84.2    0.85     0.84  $16.23 - $14.72  $17.17 - $13.89   $20.69 - $16.60
   Third Quarter       563.5      (3.5)      0.05       (4.6)  (0.05)   (0.05) $16.00 - $ 9.50        N/A               N/A
   Fourth Quarter      563.7      (6.0)      0.05      (13.1)  (0.14)   (0.14) $13.81 - $10.15        N/A               N/A
                    $2,474.9    $139.1      $0.20     $ 61.3  $ 0.61   $ 0.60  $16.23 - $ 9.50  $18.14 - $13.89   $22.40 - $16.60

  As of June 30, 2004, our Common Stock was listed on the New York Stock Exchange under the symbol RDA. At that time there were approximately 1,858 holders of record of our Common Stock.
  (1) Cash dividends on our shares in the first quarter of 2003 were declared and paid share and share alike on Class A Stock and
      Class B Stock.
  (2) Effective December 13, 2002, we completed a recapitalization under which we recapitalized all of our Class A Stock and
      Class B Stock into Common Stock. See Note 12, Capital Stock, for additional information.


The Reader's Digest Association, Inc. and Subsidiaries