Form 10-K, Exhibit 13
period 2005-06-30
READERS DIGEST ASSOCIATION INC
filed 2005-08-31
CIK 858558

EXHIBIT 13



The Reader's Digest Association, Inc. and Subsidiaries

Management's Discussion and Analysis
Dollars in millions, except per share data

Unless otherwise indicated, references in Management's Discussion and Analysis to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2005, 2004 and 2003, unless otherwise indicated, are to fiscal 2005, fiscal 2004 and fiscal 2003, respectively. Our fiscal year represents the period from July 1 through June 30.

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition and has been written excluding the effect of foreign currency translation, except as specifically noted otherwise. This discussion should be read in conjunction with our Consolidated Financial Statements and related Notes. Certain amounts and percentages do not recalculate due to rounding.


Results of Operations:  Company-Wide


Our Reportable Segments

Our businesses are structured into the same three reportable segments (Reader's Digest North America, Reader's Digest International and Consumer Business Services) that our chief operating decision maker uses to assess business performance. In addition to the reportable segments, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. In the first half of 2005, we made minor modifications to the composition of two of our reportable segments to reflect a change in the manner in which senior management and our chief operating decision maker internally manage certain smaller business units. Reader's Digest Young Families and Trade Publishing which were included in Consumer Business Services, are now included in Reader's Digest North America. We have restated reportable segment results of operations for all periods presented and revised the 2004 v. 2003 discussion below to conform to our new reportable segments. Here is a brief description of the activities included within our reportable segments.

Reader's Digest North America

This segment comprises our operations in the United States and Canada that publish and market Reader's Digest magazine, Reiman magazines and several special interest magazines; our operations in the United States and Canada that publish and market Books and Home Entertainment products, including Select Editions, Reader's Digest Young Families, music and video products, and series and general books related to the following affinities: reading, home and health, and entertainment. Growth initiatives in this segment include developing and launching new products and leveraging our existing products and brands.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader's Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. Circulation is also the principal driver of performance for Reiman magazines, which have limited advertising revenues. The results of our Books and Home Entertainment business are driven by its universe of promotable customers, new customer acquisition programs, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Reader's Digest International

This segment comprises our operations outside of the United States and Canada, with our most significant markets in the United Kingdom, Germany, Central Europe and France. The businesses in this segment publish and market Reader's Digest magazine (in numerous editions and languages) and books and home entertainment products (described above). Growth initiatives in this segment include: entering new geographic markets, developing and launching new products, acquiring customers through new channels and expanding U.S. business models into markets outside of North America.

The performance of these businesses is driven by factors similar to those in the Reader's Digest North America segment, except that overall results are less sensitive to changes in individual geographic market conditions due to the number of markets in which we operate. The results for Reader's Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our books and home entertainment products in these markets are driven by its universe of promotable customers, new customer acquisition programs, response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises Books Are Fun, our domestic display marketing business, and QSP, our youth fundraising businesses in the United States and Canada. Our focus in these businesses is to increase market penetration and expand efficiency with existing accounts by leveraging our sales force.

These businesses principally sell products through non-direct marketing channels, primarily through their sales forces. The performance of these businesses is driven by product selection, the number of accounts or events held, and the average sales per account or event.

Intercompany Eliminations and Corporate Unallocated Expenses

We present our segment revenues and operating (losses) profits on an arm's-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the intercompany eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in the statements of operations. In addition to intercompany revenues and expenses, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. Corporate Unallocated expenses include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs that are not allocated to the reportable segments.

Summary of Reportable Segment Results

                                                       Years ended June 30,
                                                2005      2004        2003
                                                        Restated(1) Restated(1)
Revenues
  Reader's Digest North America               $   917    $   919    $   932
  Reader's Digest International                 1,012        970      1,008
  Consumer Business Services                      485        525        563
  Intercompany eliminations                       (24)       (26)       (28)
                                              -------    -------    -------
Total revenues                                $ 2,390    $ 2,388    $ 2,475
                                              =======    =======    =======

Operating (loss) profit
  Reader's Digest North America               $    91    $    76    $    61
  Reader's Digest International                    76         57         49
  Consumer Business Services                       29         59         90
  Previously deferred magazine promotion
   expense(2)                                     (77)       (27)        --
  Goodwill charge(3)                             (129)        --         --
  Corporate Unallocated                           (38)       (44)       (21)
  Other operating items,  net(4)                   --        (15)       (40)
                                              -------    -------    -------
Operating (loss) profit                       $   (48)   $   106    $   139
                                              =======    =======    =======

Intercompany eliminations
  Reader's Digest North America               $    (9)   $   (11)   $    (8)
  Reader's Digest International                    (4)        (4)        (3)
  Consumer Business Services                      (11)       (11)       (17)
                                              -------    -------    -------
Total intercompany eliminations               $   (24)   $   (26)   $   (28)
                                              =======    =======    =======


(1) In the first half of 2005, we made minor modifications to the composition of two of our reportable segments to reflect a change in the manner in which senior management and our chief operating decision maker internally manage certain smaller business units. Reader's Digest Young Families and Trade Publishing, which were included in Consumer Business Services, are now included in Reader's Digest North America.

(2) In connection with our change to expensing magazine deferred promotion costs when the promotion is mailed to prospective customers, our reportable segment operating (loss) profit in 2005 includes such expenses as incurred. Amortization of previously deferred promotion costs in 2005 and our deferred promotion charge recorded in the fourth quarter of 2004 are not included in segment results reviewed by our chief operating decision maker. For the year ended June 30, 2005, amortization of previously capitalized magazine promotion costs related to: 81% to Reader's Digest
    North America and 19% to Reader's Digest
    International. For the year ended June 30, 2004, our magazine deferred promotion charge related to: 45% to Reader's Digest North America and 55% to Reader's
    Digest International.

(3) The goodwill charge related to Books Are Fun, part of the Consumer Business Services reportable segment, is not included in segment results reviewed by our chief operating decision maker. See Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to
    Consolidated Financial Statements for additional information.

(4) Other operating items, net in 2004, principally comprising severance and contract terminations, were attributable to: 12% to Reader's Digest North America, 22% to
    Consumer Business Services, 61% to Reader's Digest
    International and 5% to corporate departments that benefit the entire organization. In 2003, these items, principally severance, were attributable to:
    13% to Reader's Digest North America, 6% to Consumer
    Business Services, 64% to Reader's Digest
    International and 17% to corporate departments that benefit the entire organization.


Overview

The year ended June 30, 2005 marked the end of our two-year plan to achieve sustainable revenue and profit growth. As part of this plan we have right-sized many of our businesses, including adjusting the rate base for Reader's Digest magazine in certain markets and investing in new products and markets. Some of our initiatives are already making contributions to their respective reportable segments. Although the effects of our goodwill charge and amortization of previously deferred magazine promotion costs resulted in an operating loss in 2005, we believe our actions have put us on track to achieve sustainable revenue and profit growth in Reader's Digest North America and Reader's Digest International.

While the underlying trends in these two reportable segments are encouraging, our Consumer Business Services segment had a difficult year. Competitive pressures and the corresponding effect on our sales force and accounts have adversely affected revenues and profits in this segment and continue to pose challenges. Accordingly, we recorded a charge to write-down the value of our goodwill at Books Are Fun in the third quarter of 2005. We have initiated strategies to address these challenges, and we anticipate improved financial performance in fiscal 2006.

In addition to our reportable segments, we also took measures to enhance liquidity and shareholder value. During the year we refinanced debt maturing in 2008 and simultaneously reduced the interest rate charged on our borrowings, doubled our quarterly dividend, monetized a number of non-strategic assets and announced a $100 share repurchase program.


Revenues and Operating (Loss) Profit

2005 v. 2004

Revenues

Revenues were relatively flat in 2005 when compared with 2004. Excluding the effect of foreign currency translation, revenues decreased 3%. While revenues were lower for all three of our reportable segments, the declining trend that Reader's Digest North America and Reader's Digest International have reported in recent years appears to have stabilized.

Lower revenues for Consumer Business Services were driven by both Books Are Fun and QSP. Books Are Fun continues to be adversely affected by lower average sales per event and fewer events. QSP revenues were lower principally because of magazine and gift volume declines driven by lower participation in fundraising programs. Both Books Are Fun and QSP continued to experience competitive pressure for accounts, which adversely affected profit margins.

Revenues for Reader's Digest International decreased slightly in 2005, compared with double-digit declines in 2004 and 2003, due to lower membership in series products and a decline in the number of promotable customers. Planned reductions in circulation for Reader's Digest magazine in certain markets to improve profitability, and the elimination of Moneywise magazine in the United Kingdom contributed to the decline. The largest declines were in Germany, Brazil, Mexico and the United Kingdom. Partially offsetting these declines were strength in single sales products and increased mail quantities in Australia as well as positive results from new markets and new products.

The slight revenue decline in Reader's Digest North America was principally driven by the planned elimination of marginally profitable and unprofitable activity in Reader's Digest Young Families and lower membership in series products. In addition, lower circulation revenues for Reader's Digest magazine, due in part to the January 2004 reduction in the rate base, contributed to the decline. Partially offsetting these declines were improved revenues in Canada and our special interest magazines, and new revenues from products launched within the last two years. Reiman revenues in 2005 were flat compared with 2004.


Operating (Loss) Profit

Operating profit decreased significantly to a loss of $(48) in 2005, compared with a profit of $106 in 2004. The operating loss was principally driven by the goodwill charge of $(129) related to Books Are Fun and $(77) related to amortization of previously deferred magazine promotion costs (described in further detail below). Foreign currency translation reduced our operating loss by $9. Lower profits for Consumer Business Services and investments in new products and geographic markets contributed to the decline. Despite lower revenues, profits at Reader's Digest North America and Reader's Digest International improved because of lower costs. Combined with lower Corporate Unallocated expenses, these factors partially offset profit declines elsewhere.

Product, distribution and editorial expenses decreased to $971 in 2005, compared with $973 in 2004. Excluding the effect of foreign currency translation, these costs declined 3%. Lower overall sales volumes, and lower manufacturing and delivery costs for Reader's Digest magazine due to reductions in the rate bases in various markets, including the January 2004 rate base reduction in the United States, principally drove the decline. These decreases were partially offset by costs incurred to enter new markets.

Promotion, marketing and administrative expenses increased 3% to $1,337 for 2005, compared with $1,294 in 2004. Excluding the effect of foreign currency translation, these costs were only slightly higher. In 2005, these expenses included amortization of previously deferred magazine promotion costs of $(77), while in 2004 these expenses included a charge of $(27) related to magazine deferred promotion costs (described below). In addition to this increase in magazine promotion costs, promotion, marketing and administrative expenses increased slightly because of costs incurred to enter new markets. These increases were partially offset by lower costs due to a reduced rate base for Reader's Digest magazine, lower mail quantities for books and home entertainment products in various markets and for certain Reiman products, and the effects of cost-reduction measures initiated in previous periods, including staff reductions.

Reportable Segments
Profits for Consumer Business Services declined principally because of lower sales activity and increased incentives at both
QSP and Books Are Fun.

Improved profits for Reader's Digest North America were driven by effective management of overhead costs, and by lower promotion and production costs because of lower overall promotion activity and the January 2004 reduction in the rate base for Reader's Digest magazine. Partially offsetting this improvement were costs incurred to launch two new Reiman-inspired magazines, Cooking for 2 and Birds & Blooms Extra.

Profits for Reader's Digest International improved because of increased response rates to promotional mailings for single sales products, more efficient mailings and the results of cost-reduction measures initiated in previous periods. These improvements were partially offset by costs incurred to develop new products and enter new geographic markets, a critical component of the growth initiatives for this reportable segment.

Corporate Unallocated
Corporate Unallocated expenses reflect the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, postretirement healthcare costs, and executive compensation programs that are not allocated to the reportable segments. These expenses were $(38) in 2005, compared with $(44) in 2004. Lower expenses were driven by an $8 increase in net pension income (from our over-funded U.S. pension plan) and a $2 decrease in postretirement healthcare costs (due to changes in our healthcare plans and recognition of a government Medicare subsidy announced in January 2004). Lower costs of $2 due to the favorable settlement of prior property taxes and due to the sale and partial leaseback of our Westchester New York headquarters facility. These items were partially offset by a $(4) increase in employee compensation expenses.

Other Operating Items, Net
Other operating items, net was zero in 2005, compared with $(15) in 2004. Although we incurred other operating items, net, of $(4) in 2005, this charge was offset by reversals of $4 related to severance and other charges recorded in previous periods that were no longer necessary. We review our restructuring charges periodically to determine the appropriateness of existing reserves in light of current circumstances. Accordingly, these charges were reversed because of the occurrence of events that affected our original plans. Severance charges of $(4) related to the termination of approximately 60 employees, a majority of which were located in the United States. As of June 30, 2005, approximately 25% of these employees had been terminated. The remaining employees are expected to be terminated over the next several fiscal quarters.

Previously Deferred Magazine Promotion Expense
After reassessing our accounting for magazine promotion costs in the fourth quarter of 2004, we began expensing magazine promotion costs when the promotion is mailed to prospective customers instead of deferring and amortizing such costs. In the fourth quarter of 2004 we recorded a $(27) charge related to this change. Similarly, in 2005 we expensed $(77) related to promotion costs capitalized as of June 30, 2004. Such amount is included as a component of promotion, marketing and administrative expenses on the statements of operations. As of June 30, 2005, there are no deferred magazine promotion costs for promotions that were capitalized as of June 30, 2004.

Goodwill Charge
The third quarter of the fiscal year is our designated annual period to assess the recoverability of goodwill and our indefinite lived intangible assets. Based on our assessment, Books Are Fun recorded a goodwill charge of $(129) in the third quarter of 2005 because the performance of our product portfolio and competitive pressures on margin resulted in revenue and operating profits falling short of our expectations. The fair value of Books Are Fun was determined independently using a combination of discounted future net cash flows and an assessment of comparable companies in the marketplace.

2004 v. 2003

Revenues

Revenues decreased 3% to $2,388 in 2004, compared with $2,475 in 2003. Excluding the effect of foreign currency translation, revenues decreased 8%. Revenues in all three of our reportable segments declined. The most significant decline was in Reader's Digest International.

We anticipated the decline in Reader's Digest International because of weak economic conditions in most of the geographic markets where we operate. Our strategy to stabilize these businesses by scaling back promotional mailings and exiting marginally profitable businesses in certain markets worsened the decline. Although response rates, principally related to books and home entertainment products, continued to decline, the rate of decline decreased. The most significant revenue declines were in the United Kingdom, Germany and France.

Revenues for Consumer Business Services declined due to lower sales at QSP and Books Are Fun because of turnover in the sales force earlier in the year. Increased competition at QSP, and weaker product selection at Books Are Fun in the second quarter of 2004, our peak selling season, also contributed to the decline.

Revenues for Reader's Digest North America declined because of continued lower circulation and advertising revenues for Reader's Digest magazine driven by our decision to reduce the rate base in January 2003 and 2004. Lower sales at Reiman were attributed to lower series book product sales and lower renewal rates for certain magazines. These declines were partially offset by improved performance for our Trade Publishing business, revenues from new Reiman-inspired magazines and increased sales of RD Specials (a newsstand product that was introduced in the second quarter of 2003) due to an increase in the number of issues published.


Operating (Loss) Profit

Operating profit declined 24% to $106 in 2004, compared with $139 in 2003. Excluding the effect of foreign currency translation, profits declined 29%. The effect of the magazine deferred promotion charge recorded in the fourth quarter of 2004 (described below), weaker performance in Consumer Business Services and higher Corporate Unallocated expenses drove the overall decline in profitability. Improved profits at two of our reportable segments, Reader's Digest North America and Reader's Digest International, and lower restructuring and other charges, partially offset the decline.

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

Promotion, marketing and administrative expenses were flat at $1,294 for 2004 and 2003. In 2004, these expenses included the magazine deferred promotion charge (recorded in the fourth quarter), described in further detail below. Excluding the effect of foreign currency translation, these expenses decreased 4%. The decline in promotion costs parallels our efforts to reduce risk, stabilize Reader's Digest International and standardize marketing programs in Reader's Digest North America. Certain cost-reduction initiatives, including reductions in staff and other actions, contributed to the decline. These declines were partially offset by investments in new customer acquisition at Reiman and costs incurred to develop and launch new products in Reader's Digest North America and Reader's Digest International.

Reportable Segments
Lower profits for Consumer Business Services were driven by a combination of lower revenues and increased investments in the sales force for QSP and Books Are Fun.

The increase in profits for Reader's Digest North America was driven by lower product, promotion and fulfillment costs for Reader's Digest magazine, principally attributable to the rate base reductions, increased profits for special interest magazines and the benefits of cost-reduction initiatives. Costs incurred to launch two new Reiman-inspired magazines, Backyard Living and Our Canada, and investments in new customer acquisition at Reiman partially offset this improvement.

Profits for Reader's Digest International improved principally due to significant cost reduction, improved mailing efficiency and better execution.

Corporate Unallocated
Corporate Unallocated expenses reflect the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, postretirement healthcare costs, and executive compensation programs that are not allocated to the reportable segments. These expenses were $(44) in 2004, compared with $(21) in 2003. The increase was driven by a:
  - $(19) decrease in net pension income (from our over-funded U.S. pension plan), partly because of our decision to lower the assumed rate of return on our pension assets in accordance with our outlook on long-term asset return trends (see Critical Accounting Policies for additional information)
  - $(4) increase in compensation expense due to a greater mix of restricted stock versus stock options
  -   $(3) increase associated with postretirement healthcare costs

Other Operating Items, Net
Other operating items, net, decreased to $(15) in 2004, compared with $(40) in 2003. Charges recorded in the second, third and fourth quarters of 2004 comprised $(14) for severance and $(3) for contract terminations, asset impairments and pension curtailments, partially offset by reversals of $2, principally related to severance.

Charges of $(14) for severance related to streamlining operations in certain international markets, domestic businesses and corporate departments. These charges relate to the termination of approximately 240 employees, of which approximately 86% were terminated as of June 30, 2005.

Charges of $(3) for contract terminations, asset impairments and pension curtailments principally represent costs associated with closing our Norway location and a lease termination at Books Are
Fun.

These charges were partially offset by reversals of $2, principally severance, recorded in the third quarter of 2004 related to charges recorded in previous periods that were no longer necessary. We review our restructuring charges periodically to determine the appropriateness of existing reserves in light of current circumstances. Accordingly, these charges were reversed because of the occurrence of events that affected our original plans.

In 2003, we recorded net charges of $(40) comprising: $(35), net, related to severance, $(3) related to write-downs of assets and $(5) related to other costs. We also recorded a gain of $3 related to net adjustments to litigation-related accrual balances that were established in previous years. The severance and other charges principally related to lowering our cost base and streamlining our business processes.

Previously Deferred Magazine Promotion Expense
During the fourth quarter of 2004, we reassessed our accounting for magazine promotion costs in response to changes in our business, as well as the strategies and initiatives being undertaken by our magazine business. As a result of these changes, pursuant to American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, "Reporting on Advertising Costs," effective 2005, we will no longer defer and amortize magazine promotion costs, but will expense such costs when the promotion is mailed to prospective customers. As of June 30, 2004, we recorded a pre-tax charge of $(27), to reflect the impact of this change in circumstances on our existing asset. Such amount is included as a component of promotion, marketing and administrative expenses on the statements of operations.


Other (Expense) Income, Net

2005 v. 2004

Other (expense) income, net for 2005 was $(32), compared with $(40) in 2004. The most significant component of other (expense) income, net was interest expense of $(54) and $(55) in 2005 and 2004, respectively. Interest expense in both periods included $(7), principally related to the write-off of deferred financing fees because of refinancing activities (see Liquidity and Capital Resources section for additional information).

The primary factors affecting comparability in other (expense) income, net were:
  - a gain of $7 from the sale of buildings in Portugal and Australia in 2005, compared with a gain of $6 from the sale of a building in Hong Kong in 2004
  - gains of $3 from the sale of Moneywise magazine in the United Kingdom and Crafting Traditions magazine in the United States, both of which occurred in the second quarter of 2005
  - gains of $5 from the sale of other non-strategic assets in 2005, principally fine art
  - the write-off of $(2) in the third quarter of 2004 of foreign currency translation losses associated with the closure of our business in Norway
  - a gain of $3 from proceeds received in exchange for our interest in Schoolpop, Inc. in the first quarter of 2004, which merged into an unrelated third party


2004 v. 2003

Other (expense) income, net for 2004 was $(40), compared with $(39) in 2003. The primary changes were:
  - additional interest expense, net of $(8) in 2004, principally due to the write-off of deferred financing fees and other items of $(7) as a result of refinancing a portion of our existing debt and terminating some of our interest rate caps that were no longer required (see Note 7, Financial Instruments, and Note 11, Debt, in our Notes to Consolidated Financial Statements)
  - lower gains on sales of shares of LookSmart, Ltd. of $(4) because we completely liquidated our remaining investment in LookSmart in the first quarter of 2004
  - a gain of $6 on the sale of our building in Hong Kong in 2004, compared with a gain of $2 from the sale of a building in Australia in 2003
  - a gain of $3 from proceeds received in exchange for our interest in Schoolpop, Inc., which merged into an unrelated third party in the first quarter of 2004 (we had written this investment down to zero in the fourth quarter of 2002)
  - expenses of $(3) incurred in 2003 in connection with our recapitalization transactions


Income Taxes

2005 v. 2004

Although we had a loss in 2005, we recorded a tax expense of $(12) principally driven by the non-deductible write-down of goodwill at Books Are Fun. Excluding this write-down, the effective tax rate for 2005 was 23.2%, compared with a rate of 25.1% for 2004. The effective tax rates in 2005 and 2004 were both favorably affected by a reduction in tax reserves due to the resolution of certain federal, state and foreign audits.


2004 v. 2003

The effective tax rate for 2004 was 25.1%, compared with a rate of 38.9% for 2003. Excluding non-deductible costs associated with the recapitalization transactions in 2003 (see Note 12, Capital Stock, in our Notes to Consolidated Financial Statements for further information), the comparable effective tax rate for 2003 was 35.3%. The lower tax rate was due to the favorable resolution of tax audit matters in certain domestic and international markets and the tax-free sale of our building in Hong Kong. Lower statutory tax rates in some of our markets and smaller restructuring charges in international markets with more favorable tax rates contributed to the lower effective tax rate.


Net (Loss) Income

2005 v. 2004

As a result of the items discussed above, net loss in 2005 was $(91) or $(0.95) per share for both basic and diluted loss per share. For 2005, the effect of potentially dilutive shares was not considered in the calculation of loss per share because such shares would have been anti-dilutive. In 2004, net income was $49 or $0.49 per share on a diluted-earnings basis ($0.50 per share for basic earnings per share).


2004 v. 2003

As a result of the items discussed above, net income in 2004 was $49 or $0.49 per share on a diluted-earnings basis ($0.50 per share for basic earnings per share). In 2003, net income was $61 or $0.60 per share on a diluted-earnings basis ($0.61 per share for basic earnings per share).


Results of Operations:  Reportable Segments

Reader's Digest North America

2005 v. 2004

Revenues for Reader's Digest North America were relatively flat in 2005 when compared with 2004. Excluding the effect of foreign currency translation, revenues declined 1%. Lower revenues for U.S. Books and Home Entertainment and Reader's Digest magazine were partially offset by increased revenues in Canada and for our special interest magazines.

Lower revenues for U.S. Books and Home Entertainment were driven by the planned elimination of marginally profitable and unprofitable activity in Reader's Digest Young Families and a continued decline in Select Editions membership. Strong performance of certain single sales products, due in part to increased mail quantities, and increased Trade Publishing revenues partially offset these declines.

Circulation revenues for Reader's Digest magazine were lower principally due to the January 2004 reduction in the rate base and a continued decline in renewal pools. However, the circulation decline shows signs of stabilizing following the reduction in the rate base and a decreased reliance on subscriptions generated by agents. Also, newsstand volume declined 9% because of industry-wide softness in this market, while fewer prescription drug and automotive pages drove a slight decline in advertising revenues.

Lower revenues at Reiman were attributable to lower renewal rates for certain cooking titles and the absence of revenues from Crafting Traditions magazine (sold in the second quarter of 2005). In addition, sales of annual book products declined slightly because weaker performance of established titles was partially offset by the performance of newer titles. These declines were offset by increased revenues from Backyard Living (a magazine launched in the third quarter of 2004) and increased catalog and ancillary sales.

Partially offsetting the declines described above were increased revenues in Canada, the addition of revenues from new products and stronger performance from certain special interest magazines.

Increased revenues in Canada were driven by Our Canada, a new magazine launched in the third quarter of 2004, and strong performance of single sales products, due to increased mail quantities and response rates to promotional mailings. Advertising revenues from our special interest magazines increased, particularly The Family Handyman and Selecciones.

As part of our program to invest in the business, in 2005 we launched two new Reiman-inspired magazines: Cooking for 2 and Birds & Blooms Extra. Both of these titles made positive contributions to revenues during the year.

Operating profit increased 19% to $91 in 2005, compared with $76 in 2004. Excluding the effect of foreign currency translation, profit improved 18%. The increase in profit was principally driven by effective management of overhead costs and lower promotion costs. Lower production costs for Reader's Digest magazine, due to the January 2004 reduction in the rate base, contributed to the improvement. These increases were partially offset by investments in new products.


2004 v. 2003

Revenues for Reader's Digest North America decreased 1% to $919 in 2004, compared with $932 in 2003. Excluding the effect of foreign currency translation, revenues declined 3%. The largest declines in revenue related to Reader's Digest magazine and Reiman.

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

The decline in revenues for Reiman was principally driven by lower sales for certain series book products and lower sales of single sales books because of stronger product offerings in 2003. In addition, circulation revenues for certain magazines declined due to lower renewal rates. These declines were partially offset by strong sales of new annual book products and new products for sale in retail outlets.

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

Along with these declines in revenues for Reader's Digest North America, performance for our Trade Publishing business improved due to increased sales of stronger products, and revenues increased because of the introduction of new products, including RD Specials (introduced in the second quarter of 2003) and Backyard Living (launched in the third quarter of 2004) in the United States, and Our Canada (launched in the third quarter of 2004) in Canada. Furthermore, advertising and circulation revenues for Selecciones increased due to an increase in the rate base.

Operating profit for this segment improved 24% to $76 in 2004, compared with $61 in 2003. Excluding the effect of foreign currency translation, profit increased 21%. The most significant improvements, in U.S. Books and Home Entertainment and Reader's Digest magazine, were driven by lower product, fulfillment and promotion costs because of the rate base reductions described above and the standardization of certain marketing activities. A lesser reliance on subscriptions generated by agents (also due to the rate base reductions described above), increased profits for special interest magazines and the benefits of cost-reduction initiatives contributed to the improvement.

These improvements were partially offset by investments in new customer acquisition for Taste of Home magazine and costs incurred to develop and launch Backyard Living and Our Canada.


Reader's Digest International

2005 v. 2004

Revenues for Reader's Digest International increased 4% to $1,012 in 2005, compared with $970 in 2004. Excluding the effect of foreign currency translation, revenues declined 2%. Although revenues declined, the declining trend experienced in recent years appears to have become stable. Our active customer base has stabilized, after substantial declines in recent years.
Other key indicators also showed progress, including improved response rates, strong performance of single sales products and stabilizing magazine circulation and series membership. Collectively, these trends indicate that actions taken to restore the business are positively affecting this segment.

The decrease in revenues was driven by Germany, Brazil, Mexico and the United Kingdom as a result of lower sales of books and home entertainment products due to declining continuity series membership, lower response rates to promotional mailings and a decline in the number of promotable customers. In addition, revenues for Reader's Digest magazine were lower because of planned reductions in circulation to better manage customer acquisition costs, improve profitability and achieve a sustainable circulation level.

Also, revenues were $(9) lower because we sold Moneywise magazine in the United Kingdom (in the second quarter of 2005) and because we licensed publication of Reader's Digest magazine to a third party in Norway.

Increased revenues from single sales books and home entertainment products in Australia, Asia, and from new markets, including Romania and the Ukraine, partially offset revenue declines elsewhere. The increase in revenues in Australia was driven by increased mail quantities due to an increased active customer base and improved response rates to promotional mailings, while revenues in Asia improved because of the introduction of new products.

Operating profit for this segment increased 34% to $76 in 2005, compared with $57 in 2004. Excluding the effect of foreign currency translation, profits increased 20%. Improved profits were driven by the United Kingdom, Germany, Australia and the addition of new markets. The increase in profits was attributable to increased response rates to promotional mailings for single sales products, more efficient mailings, lower customer acquisition costs, the benefits of continuing cost-reduction measures and lower product and distribution costs.


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

The most significant revenue declines were in the United Kingdom, Germany and France, and to a lesser extent, in Central Europe, Asia, Switzerland, Brazil and Australia. Revenues also declined in Spain and Norway as we discontinued certain significant lines of business in those markets to enhance profitability.

Revenue increases in Russia partially offset declines elsewhere.
Revenues in Russia have improved principally due to increased promotional mailings for single sales products, partially offset by lower response rates to promotional mailings.

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


Consumer Business Services

2005 v. 2004

Revenues for Consumer Business Services decreased 8% to $485 in
2005, compared with $525 in 2004. The revenue decline was attributable to both QSP and Books Are Fun.

Revenues at Books Are Fun decreased 8% due to lower average sales per school event and fewer business display and corporate events held. Average sales per school event were lower because of weaker performance of our product portfolio and a shift in the mix of products sold to lower-priced products. Although we experienced significant sales force turnover in the school market early in the year, in the second half of the year we recovered lost events through intensive recruiting efforts. The decline in business events was driven by turnover in the independent sales force, due to increased competition, while turnover in accounts resulted in fewer corporate events. In contrast to the school market, our recruiting efforts were not successful in recovering lost events. Also, because new representatives generally require a certain amount of time to build their territories, these representatives did not significantly affect revenues. During the year, the number of sales representatives in our primary lines of business, the school and corporate markets, decreased 1%.

Double-digit declines in magazine and gift sales volumes due to lower participation in fundraising programs drove the 8% decline in revenues at QSP. These declines were partially offset by increased sales of music and food products. Sales of World's Finest Chocolate products increased 9% due to efforts to convert more of our food business to these products.

In an effort to stabilize and grow both of these businesses, we have identified a number of initiatives to increase market penetration and efficiency with our existing accounts. We are also reviewing our product and promotion strategies for certain product lines, and continuing intensive recruiting efforts at Books Are Fun.

Operating profit for this segment for 2005 decreased 50% to $29, compared with $59 in 2004. The revenue changes described above along with increased incentives at Books Are Fun drove most of the decline in profits. Investments at QSP, including additional incentives, enhanced promotional materials and costs to integrate new products, contributed to the decline.

These declines were partially offset by the effect of cost-reduction measures at QSP that were initiated during the second half of 2005.


2004 v. 2003

Revenues for Consumer Business Services declined 7% to $525 in
2004, compared with $563 in 2003. Revenues declined for both QSP and Books Are Fun.

Revenues for QSP declined 9% due to lower same-account sales and fewer accounts launched. This resulted in lower sales volumes of magazines and gift and food products. These declines were attributable to turnover in the sales force in certain territories, increased competition for fundraising dollars and a soft economy. Increased incentives contributed to the decline. Despite these declines, gross sales of World's Finest Chocolate products increased 2%, while the tonnage credited toward our minimum purchase commitment increased 15%. Slightly higher pricing for gift products partially offset these declines.

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

Because of our efforts to grow the sales force, we had more sales representatives as of June 30, 2004 than we had as of June 30, 2003 to serve new and existing markets for both QSP and Books Are Fun. However, because of the time required to develop territories, the additional sales representatives did not make a significant impact in 2004.

Operating profit for this segment decreased 34% to $59 in 2004, compared with $90 in 2003. The main drivers of this decline in profits were the revenue changes described above and investments in the sales force for both QSP and Books Are Fun. Increased commission rates and higher freight and warehousing costs at Books Are Fun contributed to the decline. During the year, QSP recorded a penalty of $1 associated with the minimum purchase commitment related to our World's Finest Chocolate, Inc. licensing agreement. As noted above, because our purchases under the agreement were higher, the penalty recorded in 2004 was less than half of the penalty recorded in 2003.


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

Revenue Recognition
Our primary revenue recognition policies for our key products are described below.

Magazines -- Sales of our magazine subscriptions, less estimated cancellations, are deferred and recognized as revenues proportionately over the subscription period. Revenues from sales of magazines through the newsstand are recognized at the issue date, net of an allowance for returns. Advertising revenues are recorded as revenues at the time the advertisements are published, net of discounts and advertising agency commissions.

Sponsor Fundraising Programs -- Our sponsor fundraising program business, which operates principally through QSP, Inc., receives its revenues net of amounts due to its sponsors. Accordingly, we present revenues net of sponsors' earnings. Sales of subscriptions to magazines published by other companies and sales of music products are recorded as revenues at the time orders are submitted to the publisher, net of bad debts and remittances to magazine and music publishers.

Books, Display Marketing and Other Products -- Revenues are recorded when title passes, net of provisions for estimated returns and bad debts. For our display marketing products, title passes either at the point of sale or at the time of shipment.
In certain circumstances, our promotion entitles the customer to a preview period. Revenue generated by these promotions is recognized after the preview period lapses.

The most significant element in our revenue recognition policy is the estimate of returns and bad debts, as noted below.

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

Revenues for our books and home entertainment and magazine businesses are principally driven by direct mail and, therefore, are the most sensitive to changes in payment rates and returns. Our Consumer Business Services businesses are much less susceptible to changes in payment rates and returns because the businesses in this segment collect most of their cash at the point of sale.

Inventory Valuation
We periodically assess our inventory for obsolescence and to ensure it is recorded at the lower of cost or market value. In estimating the necessary inventory reserve, we forecast demand for products on hand and assess market conditions, including potential usage in future promotions. Adjustments to inventory reserves are recorded in product, distribution and editorial expenses on the statements of operations.

Throughout the year approximately half of our net inventory relates to Books Are Fun. Because of the nature of the display marketing business model, inventory reserves as a percentage of total inventory at Books Are Fun have been lower than in our other businesses. Because of recent performance, we continually monitor Books Are Fun's reserve levels.

Inventory for our remaining businesses principally relates to magazine paper and other products. During the last few years, reserve levels have declined for our other businesses because of continued efforts to better manage inventories.

Deferred Promotion Costs and Related Amortization
During the fourth quarter of 2004, we reassessed our accounting for magazine promotion costs in response to changes in our business as well as the strategies and initiatives being undertaken by our magazine business. As a result of these changes and pursuant to SOP 93-7, effective July 1, 2004, we began expensing magazine deferred promotion costs when the promotion is mailed to prospective customers instead of deferring and amortizing such costs. In 2005 we expensed $(77) of magazine promotion costs that were capitalized as of June 30, 2004, and in the fourth quarter of 2004, we recorded a pre-tax charge of $(27). Such amounts are included as a component of promotion, marketing and administrative expenses on the statements of operations.

Promotion costs are deferred only if certain criteria are met, including whether the future profit expected to be generated by a promotional campaign is greater than the costs deferred. Estimates of revenues and profits to be generated and of returns are made using historical data based on the type of product, method of promotion and customer targeted. As actual results for a specific promotional campaign are received, the campaign is reassessed. To the extent that capitalized costs of the campaign exceed the profit expected to be generated, the difference is expensed immediately. Amortization related to deferred promotion expenses is included in promotion, marketing and administrative expenses on the statements of operations.

Pension Assumptions
The calculation of pension income (expense) is based on various actuarial assumptions. We review these assumptions annually, together with actuarial consultants, to determine reasonable rates.

During our periodic review of assumptions used in determining the net pension income (expense) to be recorded in 2005 (our measurement date is March 31 of the previous fiscal year), we examined the assumed long-term rate of return on pension assets and the discount rate. Currently, the long term rate of return on pension assets is the most significant factor in determining our net pension income (expense). The assumed long-term rate of return on pension assets represents the rate of return we expect our pension assets to earn over an extended time horizon. Accordingly, significant changes in this rate due to short-term fluctuations in market conditions are not appropriate.

In 2004, our assumed long-term rate of return on pension assets, used to determine net pension income for our over-funded U.S. pension plan, was 8.75%. Due to lower anticipated rates of return for portfolios with asset allocations similar to those of our pension plan, we reduced our long-term rate of return on pension assets to 8.50% for 2005. Based on our projections and expectations of future performance, we have not changed our long-term rate of return on pension assets for fiscal 2006. A 25 basis point decrease in the long-term rate of return on pension assets used for 2005 would have decreased net pension income by $2. Because our U.S. Retirement Plan is over-funded, this would not have affected our funding strategy.

In 2005, our assumed weighted average long-term rate of return on our international pension assets increased to 6.92% from 6.77% in 2004. Based on our projections and expectations of future performance, we have not changed our long-term rate of return on international pension assets for fiscal 2006. A 25 basis point decrease in the weighted average long-term rate of return on pension assets used for 2005 would have increased net pension expense by approximately $1.

The discount rate is currently not as significant an assumption in calculating the net pension income or benefit obligation for our U.S. plan because our plan is mature, and includes a significant number of retirees who are currently receiving benefits. Accordingly, the period over which the obligation is discounted is much smaller than it would be for other employers' plans. In both 2005 and 2004, the discount rate used to determine the pension obligation for our U.S. plans as of year-end was 5.75%. A 25 basis point decrease in the discount rate would have a negligible impact on our 2005 net pension income. For the international plans, the discount rate used to determine the pension obligation was 5.36% and 5.50% as of June 30, 2005 and 2004, respectively. A 25 basis point decrease in the discount rate would have increased our 2005 pension expense by approximately $1. The discount rates are generally set by reference to indices of high-quality long-term corporate bonds of the appropriate duration.

Income and expenses associated with our pension plans are included in promotion, marketing and administrative expenses on the statements of operations. Impacts on respective countries vary depending on the nature of each individual plan.

Restructuring Charges
We establish reserves for severance costs, contract terminations and asset impairments as a result of costs incurred to streamline our organization and reposition certain businesses.

In 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement superseded Emerging Issues Task Force Issue (EITF) No. 94-3, "Liability Recognition for Certain
Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring)," and required that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. Such liabilities are recorded based on their fair value, as defined. The provisions of this statement apply to all costs accrued related to restructuring activities, including one-time severance benefits. However, because our severance benefits are not considered one-time, we recognize these benefits under the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions were recorded in accordance with SFAS No.
88). As such, amounts for severance are recognized when a termination plan is developed and approved and when payment is probable and estimable. Restructuring charges for all other types of costs, such as contract terminations, are recorded in accordance with SFAS No. 146. Asset impairments are calculated in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

For charges prior to December 31, 2003, estimates of costs incurred to complete those actions, such as future lease payments, sublease income, the fair value of assets and contract termination settlements, were based on assumptions at the time management was committed to a plan. To the extent actual costs differed from those estimates, reserve levels were adjusted. In addition, plans for certain severance actions were revised due to changes in business conditions that we did not foresee at the time such plans were approved.

The impact of restructuring charges is recorded in other operating items, net on the statements of operations.

Goodwill and Other Intangible Assets
Goodwill and intangibles with indefinite lives must be assessed annually for impairment. These assessments, which require a great deal of judgment, involve management's estimates of future cash flows, market trends and other factors. If goodwill is determined to be impaired, a loss is recorded in accordance with the statement.

Management's estimates of future cash flows take into consideration market trends and our internal projections of performance relative to other constraints, including the efficiency and effectiveness of sales channels and potential changes in market penetration. External factors, such as competition and the health of regional economies, must also be considered. Although these factors are critical to assessing impairment, estimates of fair value are also sensitive to small changes in profit margins and discount rates.

Intangible assets with finite lives must be assessed for impairment whenever changes in circumstances indicate that the assets may be impaired. Similar to goodwill, the assessment for impairment requires estimates of future cash flows related to the intangible asset. To the extent the carrying value of the asset exceeds its future cash flows, an impairment loss is recorded based on the fair value of the asset. Asset impairments are recorded in other operating items, net on the statements of operations. See Note 6, Goodwill and Intangibles, Net, in our Notes to Consolidated Financial Statements for further information.

Income Taxes
Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets, including net operating losses, are reduced by a valuation allowance if it is "more likely than not" that some portion or all of the deferred tax assets will not be realized.

We are subject to tax in a number of locations, including many state and foreign jurisdictions. As might be expected, significant judgment is required when calculating our world-wide provision for income taxes. Because of this uncertainty, we establish consolidated tax liabilities based on an estimate of whether it is likely that additional taxes and interest will be due. In some cases, many years may elapse before an audit is completed with respect to items for which a reserve has been established. As settlements are reached, we adjust the corresponding reserves, if required, in the period in which the final determination is made. The Internal Revenue Service is currently auditing our fiscal 2001 through 2004 federal income tax returns. Adjustments to our reserves will be recorded upon completion of the current audit, as appropriate.


Liquidity and Capital Resources
(includes forward-looking information)

The consolidated statement of cash flows for the year ended
June 30, 2005 is summarized below:


Cash and cash equivalents at June 30, 2004                        $  50

Net change in cash due to:
  Operating activities                                              140
  Investing activities                                               46
  Financing activities                                             (200)
  Effect of exchange rate changes on cash and cash equivalents        2
                                                                  -----
Net change in cash and cash equivalents                             (12)
                                                                  -----
Cash and cash equivalents at June 30, 2005                        $  38
                                                                  =====

Cash and cash equivalents decreased 25% to $38 as of June 30, 2005, compared with $50 as of June 30, 2004. Cash flow from operations decreased to $140 in 2005, compared with $174 in 2004 driven by changes in working capital.

Significant (uses) and sources of cash in 2005 related to:
   -  net repayments of $(162) of our borrowings
   -  cash payments for dividends of $(31)
   -  contributions of $(18) to our defined benefit plans
   - sales of non-strategic assets, including our headquarters facility in Westchester, New York (discussed below), and the sales of our buildings in Australia and Portugal, generated
      $69 in cash

Borrowings
Our primary debt obligations as of June 30, 2005 are our $400 Five-Year Revolving Credit Agreement (2005 Credit Agreement) and $300 in senior unsecured notes. As discussed below, the 2002 Credit Agreements were terminated and replaced in April 2005 with the 2005 Credit Agreement. As of June 30, 2005, we had $259 of outstanding borrowings under the 2005 Credit Agreement.

The 2002 Credit Agreements (Five-Year Revolving Credit and Competitive Advance Facility Agreement and Term Loan Agreement) were entered into in connection with the Reiman acquisition and the recapitalization transactions (see Note 12, Capital Stock, in our Notes to Consolidated Financial Statements for further information). Borrowings under the Five-Year Revolving Credit and Competitive Advance Facility Agreement were used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Borrowings under the 2002 Credit Agreements were subject to interest rates at either LIBOR plus a spread based upon our credit rating at the time the rate was established, or the Alternate Base Rate, as defined in the Term Loan Agreement. The interest rate was required to be reset from time to time for periods of up to six months. Borrowings under the 2002 Credit Agreements were secured by substantially all of our assets and were subject to various financial covenants.

On April 14, 2005, we entered into the 2005 Credit Agreement to retire all outstanding borrowings under the 2002 Credit Agreements and for general corporate purposes. Financing fees of $(2) related to the 2005 Credit Agreement were deferred and are amortized on a straight-line basis over the term of the agreement. In connection with the termination of the 2002 Credit Agreements, we wrote-off $(7) in the fourth quarter of 2005 related to capitalized financing fees and the discontinuance of related interest rate protection agreements. Borrowings under the 2005 Credit Agreement are based on LIBOR plus a spread based on our leverage ratio (as defined in the 2005 Credit Agreement). As of June 30, 2005, the spread was 125 basis points. The 2005 Credit Agreement contains financial covenants that require us to maintain a minimum interest coverage and maximum leverage ratios, and is secured by the stock of a substantial portion of our subsidiaries.

During the third quarter of 2004, we completed a private placement, with registration rights, of $300 of 6 1/2% senior unsecured notes due in 2011 (Senior Notes), in order to refinance a portion of amounts outstanding under the Term Loan Agreement. In the fourth quarter of 2004, these notes were exchanged for notes that were registered under the Securities Act of 1933.

The weighted average interest rate charged on our borrowings was 5.3%, 4.4% and 4.0% in 2005, 2004 and 2003, respectively.

Other Liquidity Matters
International lines of credit and overdraft facilities totaled
$28 at June 30, 2005 and $29 at June 30, 2004. There were no outstanding borrowings under these facilities at the end of 2005 and 2004.

On January 21, 2005, we announced that the Board of Directors approved an increase in the quarterly dividend on our Common Stock from $0.05 to $0.10 per share. The initial dividend at the increased rate was payable on February 15, 2005, to stockholders of record at the close of business on February 1, 2005. Using our fourth quarter dividend on an annualized basis, our dividend yield as of June 30, 2005 was approximately 2.4%.

On April 28, 2005, our Board of Directors authorized our repurchase of up to $100 of our Common Stock over the succeeding two years and rescinded its May 2001 authorization to repurchase up to $250 of our Common Stock. Under the April 2005 authorization, we repurchased 410,000 shares for $7 in the fourth quarter of 2005, of which $2 settled in early July 2005. We had not repurchased any shares under the May 2001 authorization since fiscal 2002.

On December 22, 2004, we completed the sale and partial leaseback of our corporate headquarters facility in Westchester, New York. Under the agreement, we received $49 in cash and will receive an additional $10 on the second anniversary of closing. The gain of $25, based on total consideration, was deferred and will be amortized over the initial 20-year lease term as a reduction in rent expense. During the lease term, we will make annual minimum lease payments of approximately $3, subject to increases every five years based on changes in the Consumer Price Index. In addition, we have leased additional space for three years in this facility at an annual cost of $1.

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


                                         Less than      One to         Three        More than
   Contractual Obligations                one year    three years    five years     five years
Debt obligations:
  Senior Notes(1)                              --          --            --             300
  2005 Revolving Credit facility(2)            --          --           259              --
Lease commitments:
  Operating leases                             24          40            31              95
Purchase commitments:
  World's Finest Chocolate(3)                  60         125           133             842
  Royalty contracts                             5           1            --              --
Pension and postretirement
  obligations(4)                               60         120           127             325
Service and outsource contracts(5)             20          12            10              --
                                           ------      ------        ------          ------
Total                                      $  169      $  298        $  560          $1,562
                                           ======      ======        ======          ======



(1) In the third quarter of 2004, we issued 6 1/2% Senior Notes in a private placement. We used the proceeds from this offering to refinance amounts outstanding under the Term Loan Agreement.
(2) On April 14, 2005, we entered into the 2005 Credit Agreement to retire all outstanding borrowings under the 2002 Credit Agreements and for general corporate purposes.
(3) In May 2000, QSP, Inc. entered into a licensing agreement with World's Finest Chocolate, Inc. to obtain the exclusive right to distribute World's Finest Chocolate products for fundraising purposes. This agreement was amended in 2003. The commitments detailed above represent our minimum purchase requirement of chocolate products from fiscal 2006 until the agreement terminates in fiscal 2020. See Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to Consolidated Financial Statements for additional information.
(4) This item includes payments that are expected to be made for pension and postretirement benefits. Amounts in the "More than five years" category only include projected payments from fiscal 2011 through fiscal 2015. See Note 8, Pension Plans and Other Postretirement Benefits, in our Notes to Consolidated Financial Statements for additional information.
(5) This item includes a number of service contracts, such as product fulfillment agreements and information technology license and maintenance agreements. These contracts terminate at varying dates ranging from fiscal 2006 through fiscal 2010.

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


Fiscal 2006 Outlook
(includes forward-looking information)

The fourth quarter of 2005 marked the close of a two-year plan that was announced at the end of 2003. The goal of the plan was to achieve sustainable revenue and profit growth by the end of 2005 by stabilizing our core business (Reader's Digest North America and Reader's Digest International), improving operating margins, and investing in new business initiatives to drive long-term revenue and profit growth. The first year of the plan focused on eliminating unprofitable or marginally profitable parts of the business, improving efficiency to drive higher operating margins, reducing fixed costs, beginning to invest in a series of new growth initiatives and lowering debt.

In 2005, we built on the success of the first year of the plan by stabilizing the significant decline in revenues at Reader's Digest North America and Reader's Digest International, which helped drive double-digit profit growth at Reader's Digest North America and surpass our goal of mid-single-digit profit growth at Reader's Digest International.

In fiscal 2006, we expect to shift our focus from stabilization to growth. Revenues are expected to grow in the low-to-mid-single digits, excluding the effects of foreign currency translation and, despite significant spending on major new businesses, profits are expected to grow in the mid-teens.

More specifically, we are targeting:

  - real revenue growth, excluding the effects of foreign currency translation, across all business segments;
  - significant investment in new initiatives, including new magazine launches, continued geographic expansion, and a new, scaleable home party business, Taste of Home Entertaining. In aggregate, these investments are expected to cost $20. The investment spending is primarily loaded in the first half, which will skew profit growth more towards the second half of fiscal 2006;
  -  mid-to-high single-digit profit growth in Reader's Digest
     International;
  - mid-teens profit growth at Reader's Digest North America (including a $21 increase in profits because of lower amortization expense) reflecting substantial investment in major business opportunities, such as Every Day with Rachael Ray magazine and the new home party business;
  -  increased revenues and profits at Consumer Business
     Services, led by improvements at both Books Are Fun and QSP;
  - higher Corporate Unallocated expense reflecting $(6) of lower pension income and $(8) related to expensing of stock options;
  - other income and expense, net to be in line with 2005 results with lower interest expense in fiscal 2006 (due in part to the write-off of debt financing fees in 2005) offsetting one-time gains in 2005;
  -  the expected tax rate to return to the mid-30% range;
  - earnings per share in the range of $0.90 to $1.00, excluding restructuring charges and other items that cannot be forecasted at this time.


Recent Accounting Standards
(includes forward-looking information)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R). This statement supersedes SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123", and Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The most significant change is the requirement to recognize in the statements of operations the value of employee stock options and other stock-based compensation (including employee stock purchase plans) as calculated using the fair-value-based method, as opposed to the intrinsic value method currently used. The statement is effective for interim or annual periods beginning after June 15, 2005. Effective July 1, 2005, we will adopt the fair-value recognition provisions of SFAS No. 123R using the modified-prospective-transition method and will not restate prior periods. Compensation cost under this transition method will include compensation cost for all share-based payments granted prior to, but not vested as of, July 1, 2005, and compensation cost for all share-based payments granted subsequent to July 1, 2005, as measured under the provisions of SFAS No. 123R. The expected impact of adoption of SFAS 123R in fiscal 2006 is approximately $(8).

In December 2004, the FASB issued FASB Staff Position (FSP) 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." This statement was effective upon issuance. The American Jobs Creation Act (the Act) allows a one-time dividends received deduction on the repatriation of certain foreign earnings, provided certain criteria in the Act are satisfied. Based on our analysis, we currently do not expect to derive any benefit from this provision of the Act. Accordingly, no tax expense has been recognized in the statements of operations for the year ended June 30, 2005.

In November 2004, the FASB issued SFAS 151, "Inventory Costs, an
Amendment of ARB No. 43, Chapter 4."   This statement clarifies
the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to account for abnormal amounts of idle facility expense, freight, handling costs and spoilage as a period cost. This standard is effective for inventory costs incurred after June 14, 2005 and does not have an impact on our operating results or financial position.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Operations


                                                                     Years ended June 30,
In millions, except per share data                          2005            2004            2003

Revenues                                                $   2,389.7     $   2,388.5     $   2,474.9

Product, distribution and editorial expenses                 (970.9)         (972.9)       (1,002.2)
Promotion, marketing and administrative expenses           (1,337.4)       (1,294.5)       (1,293.8)
Goodwill charge                                              (129.0)             --              --
Other operating items, net                                       --           (15.0)          (39.8)
                                                        -----------     -----------     -----------
  Operating (loss) profit                                     (47.6)          106.1           139.1

Other (expense) income, net                                   (31.8)          (40.0)          (38.7)
                                                        -----------     -----------     -----------

  (Loss) income before provision for income taxes             (79.4)           66.1           100.4

Income tax provision                                          (11.5)          (16.6)          (39.1)
                                                        -----------     -----------     -----------

Net (loss) income                                       $     (90.9)    $      49.5     $      61.3
                                                        ===========     ===========     ===========

Basic and diluted (loss) earnings per share

Basic (loss) earnings per share
  Weighted average common shares outstanding                   97.4            97.1            98.1
                                                        -----------     -----------     -----------

  Basic (loss) earnings per share                       $     (0.95)    $      0.50     $      0.61
                                                         ===========     ===========     ===========

Diluted (loss) earnings per share
  Adjusted weighted average common shares outstanding          97.4            99.2            99.2
                                                        -----------     -----------     -----------

  Diluted (loss) earnings per share                     $     (0.95)    $      0.49     $      0.60
                                                         ===========     ===========     ===========



See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Balance Sheets



                                                             At June 30,
In millions                                              2005          2004

Assets
Current assets
  Cash and cash equivalents                          $     37.7    $     50.3
  Accounts receivable, net                                233.9         229.0
  Inventories                                             162.4         152.0
  Prepaid and deferred promotion costs                     53.8         106.9
  Prepaid expenses and other current assets               144.9         152.1
                                                     ----------    ----------

Total current assets                                      632.7         690.3

Property, plant and equipment, net                        119.3         155.8
Goodwill                                                  880.9       1,009.5
Other intangible assets, net                              137.8         173.9
Prepaid pension assets                                    307.9         291.9
Other noncurrent assets                                   102.0         113.5
                                                     ----------    ----------

Total assets                                         $  2,180.6    $  2,434.9
                                                     ==========    ==========

Liabilities and stockholders' equity
Current liabilities
  Loans and notes payable                            $       --    $     83.9
  Accounts payable                                        109.8         110.6
  Accrued expenses                                        267.4         268.7
  Income taxes payable                                     34.5          15.5
  Unearned revenues                                       395.5         403.4
  Other current liabilities                                12.4          10.2
                                                     ----------    ----------

Total current liabilities                                 819.6         892.3

Long-term debt                                            559.2         637.7
Unearned revenues                                         133.0         129.3
Accrued pension                                           121.5         125.9
Postretirement and postemployment                          96.7          99.1
benefits other than pensions
Other noncurrent liabilities                               84.4          74.9
                                                     ----------    ----------

Total liabilities                                    $  1,814.4    $  1,959.2
                                                     ----------    ----------
Commitments and contingencies (Notes 6, 11 and 13)

Stockholders' equity (Note 12)
  Capital stock                                            21.2          17.8
  Paid-in capital                                         206.8         210.1
  Retained earnings                                     1,221.6       1,343.0
  Accumulated other comprehensive loss                    (84.1)        (89.4)
  Treasury stock, at cost                                (999.3)     (1,005.8)
                                                     ----------    ----------

Total stockholders' equity                                366.2         475.7
                                                     ----------    ----------

Total liabilities and stockholders' equity           $  2,180.6    $  2,434.9
                                                     ==========    ==========


See accompanying Notes to Consolidated Financial Statements.

The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Cash Flows


                                                                                            Years ended June 30,
In millions                                                                           2005          2004         2003

Cash flows from operating activities
Net (loss) income                                                                  $  (90.9)     $   49.5      $   61.3
Depreciation and amortization                                                          56.9          63.2          64.7
Magazine deferred promotion charge                                                       --          27.2            --
Asset impairments                                                                        --           1.1           3.2
Goodwill charge                                                                       129.0            --            --
Amortization of debt issue costs                                                       10.3          12.1           4.3
Stock-based compensation                                                               11.2          10.2           6.2
Net gain on marketable securities and sales of certain assets                         (14.3)        (10.0)         (8.6)
Changes in current assets and liabilities, net of effects of acquisitions and dispositions
  Accounts receivable, net                                                              3.6          34.1          55.0
  Inventories                                                                          (7.7)          6.4           6.4
  Unearned revenues                                                                   (14.4)        (14.3)        (12.1)
  Accounts payable and accrued expenses                                                (7.1)         (6.8)        (20.1)
  Other, net (including the amortization of previously deferred promotion costs)       85.3          10.2           4.2
Changes in noncurrent assets and
liabilities, net of effects of acquisitions
  and dispositions                                                                    (22.9)         (8.5)         (2.4)
                                                                                   --------      --------      --------

Net change in cash due to operating activities                                        139.0         174.4         162.1
                                                                                   --------      --------      --------

Cash flows from investing activities
Proceeds from maturities and sales of marketable securities and short-term
  investments                                                                            --           0.8           5.2
Proceeds from other long-term investments, net and sales of businesses                  6.7           3.0            --
Proceeds from sales of property, plant and equipment                                   62.8           7.1           5.5
Purchases of licensing agreements                                                        --          (1.3)        (10.5)
Capital expenditures                                                                  (23.5)        (16.1)        (15.7)
                                                                                   --------      --------      --------

Net change in cash due to investing activities                                         46.0          (6.5)        (15.5)
                                                                                   --------      --------      --------

Cash flows from financing activities
Proceeds (repayments) of revolving credit and other short-term facilities, net        214.6          43.9          (0.6)
Proceeds from Senior Notes offering                                                      --         300.0            --
Repayments of Term Loan                                                              (377.0)       (488.4)        (84.7)
Cash paid for financing fees                                                           (2.2)         (7.6)         (2.7)
Proceeds from employee stock purchase plan and exercise of stock options                3.3           2.5           4.3
Dividends paid                                                                        (30.5)        (20.7)        (21.0)
Common stock repurchased                                                               (5.0)           --        (101.7)
Other, net                                                                             (3.0)          0.5           0.8
                                                                                   --------      --------      --------

Net change in cash due to financing activities                                       (199.8)       (169.8)       (205.6)
                                                                                   --------      --------      --------
Effect of exchange rate fluctuations on cash and cash equivalents                       2.2           0.9           2.7
                                                                                   --------      --------      --------
Net change in cash and cash equivalents                                               (12.6)         (1.0)        (56.3)
                                                                                   --------      --------      --------
Cash and cash equivalents at beginning of year                                         50.3          51.3         107.6
                                                                                   --------      --------      --------
Cash and cash equivalents at end of year                                           $   37.7      $   50.3      $   51.3
                                                                                   ========      ========      ========

Supplemental information
Cash paid for interest                                                             $   36.8      $   34.2      $   39.6
Cash paid for income taxes                                                         $   21.2      $   28.7      $   36.2


See accompanying Notes to Consolidated Financial Statements.


The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
                                               Capital Stock                                 Accumulated
                                                          Unamortized                            Other      Treasury
                                       Preferred  Common   Restriced     Paid-in   Retained  Comprehensive  Stock, at
In millions                              Stock     Stock     Stock       Capital   Earnings  (Loss) Income    Cost         Total


Balance at June 30, 2002                $ 28.8    $  1.4    $  (4.7)    $  224.6    $1,261.2    $ (89.7)   $  (949.7)   $   471.9
Prior period adjustment, net of
  deferred taxes of $7.8 (See Note1)                                                    12.6                                 12.6
                                        ------    ------    -------     --------    --------    -------    ---------    ---------
Balance as of June 30, 2002,
    as adjusted                         $ 28.8    $  1.4    $  (4.7)    $  224.6    $1,273.8    $ (89.7)   $  (949.7)   $   484.5
Comprehensive income
  Net income                                                                            61.3                                 61.3
  Other comprehensive income:
   Translation gain                                                                                19.0                      19.0
   Reclassification adjustments for
    investment gains that are
    included in net income, net of
    deferred taxes of $1.8                                                                         (3.3)                     (3.3)
   Net realized loss on derivatives,
    net of deferred taxes of $0.8                                                                  (1.4)                     (1.4)
   Minimum pension liability, net of
    deferred taxes of $14.7                                                                       (33.8)                    (33.8)
                                                                                                                        ---------
Total comprehensive income                                                                                                   41.8
                                                                                                                        =========

Stock issued under various plans                               (8.0)        (9.5)                               26.7          9.2
Reclassification of par value due to the
  recapitalization transactions                      0.1                    (0.1)                                              --
Common Stock repurchased                                                                                      (101.7)      (101.7)
Common Stock dividends                                                                 (19.6)                               (19.6)
Preferred Stock dividends                                                               (1.3)                                (1.3)

                                        ------    ------    -------     --------    --------    -------    ---------    ---------
Balance at June 30, 2003, as adjusted   $ 28.8    $  1.5    $ (12.7)    $  215.0    $1,314.2    $(109.2)  $ (1,024.7)   $   412.9
                                        ------    ------    -------     --------    --------    -------    ---------    ---------
Comprehensive income
  Net income                                                                            49.5                                 49.5
  Other comprehensive income:
   Translation gain                                                                                 5.8                       5.8
   Net unrealized gain on
    investments, net of deferred
     taxes of $(0.1)                                                                                0.2                       0.2
   Reclassification adjustments for
    investment gains that are
    included in net income, net of
    deferred taxes of $0.3                                                                         (0.5)                     (0.5)
   Net realized loss on derivatives,
    net of nominal deferred taxes                                                                  (0.1)                     (0.1)
   Reclassification adjustments for
    derivative losses that are
    included in net income, net of
    deferred taxes of $(0.5)                                                                        0.9                       0.9
   Minimum pension liability, net of
    deferred taxes of $(7.7)                                                                       13.5                      13.5
                                                                                                                        ---------
Total comprehensive income                                                                                                   69.3
                                                                                                                        =========
Stock issued under various plans                                0.2         (4.9)                               18.9         14.2
Common Stock dividends                                                                 (19.4)                               (19.4)
Preferred Stock dividends                                                               (1.3)                                (1.3)
                                        ------    ------    -------     --------    --------    -------    ---------    ---------
Balance at June 30, 2004, as adjusted   $ 28.8    $  1.5    $ (12.5)    $  210.1    $1,343.0    $ (89.4)  $ (1,005.8)   $   475.7
                                        ======    ======    =======     ========    ========    =======   ==========    =========



The Reader's Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity, continued

                                               Capital Stock                                 Accumulated
                                                          Unamortized                            Other      Treasury
                                       Preferred  Common   Restriced     Paid-in   Retained  Comprehensive  Stock, at
In millions                              Stock     Stock     Stock       Capital   Earnings  (Loss) Income    Cost         Total


Comprehensive loss
  Net loss                                                                             (90.9)                               (90.9)
  Other comprehensive income:
   Translation gain                                                                                 8.1                       8.1
   Reclassification adjustments for
    derivative losses that are
    included in net income, net of
    nominal deferred taxes                                                                          0.5                       0.5
   Minimum pension liability, net of
    deferred taxes of $1.9                                                                         (3.3)                     (3.3)
                                                                                                                        ---------
Total comprehensive loss                                                                                                    (85.6)
                                                                                                                        =========

Stock issued under various plans                                3.4         (3.3)                               13.5         13.6
Common Stock repurchased                                                                                        (7.0)        (7.0)
Common Stock dividends                                                                 (29.2)                               (29.2)
Preferred Stock dividends                                                               (1.3)                                (1.3)
                                        ------    ------    -------     --------    --------    -------    ---------    ---------
Balance at June 30, 2005                $ 28.8    $  1.5    $  (9.1)    $  206.8    $1,221.6    $ (84.1)  $   (999.3)   $   366.2
                                        ======    ======    =======     ========    ========    =======   ==========    =========


See accompanying Notes to Consolidated Financial Statements.

Unless otherwise indicated, references in Notes to Consolidated Financial Statements to "we," "our" and "us" are to The Reader's Digest Association, Inc. and its subsidiaries. All references to 2005, 2004 and 2003, unless otherwise indicated, are to fiscal 2005, fiscal 2004 and fiscal 2003, respectively. Our fiscal year represents the period from July 1 through June 30.

Note 1     Organization and Summary of Significant Accounting Policies

Description of Our Business

We are a diversified media company that produces and distributes books, magazines and other products worldwide. We sell these and other products through direct marketing and direct sales channels. Our best known trademark is our flagship magazine, Reader's Digest. We conduct business through three reportable segments: Reader's Digest North America, Reader's Digest International and Consumer Business Services. For further commentary regarding these segments, see Management's Discussion and Analysis and Note 14, Segments.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include the accounts of The Reader's Digest Association, Inc. and its majority-owned subsidiaries. Intercompany transactions and accounts have been eliminated in consolidation. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of operating revenues and expenses during the reporting period. These estimates are based on management's knowledge of current events and actions that we may undertake in the future; however, actual results may ultimately differ from those estimates. The primary estimates underlying our consolidated financial statements include allowances for returns and doubtful accounts, valuations of inventories, recoverability of direct response advertising and subscriber acquisition costs, recoverability of goodwill and other intangible assets, net, income taxes, and estimates of pension, postemployment and postretirement benefits.

Concentrations of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of trade accounts receivable. However, we believe our concentrations of credit risk with respect to trade receivables are limited due to our large number of customers, their low individual dollar balances and their dispersion across many different geographic and economic environments.

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

Shipping and handling costs to the customer are expensed as incurred and are included in product, distribution and editorial expenses on the statements of operations.

Long-Lived Assets

Property, Plant and Equipment, Net

Assets that comprise property, plant and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation expense is generally calculated on a straight-line basis over the estimated useful lives of the assets: 10-40 years for buildings and 3-10 years for equipment, furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the initial term of the lease or the useful life of the improvement, whichever is shorter.

Goodwill and Other Intangible Assets, Net

Goodwill is composed of the excess of costs over the fair value of net assets of acquired businesses. Other intangible assets, net comprises licensing agreements, customer lists, tradenames and other items. Acquired intangibles with finite lives are amortized, on a straight-line basis, over their estimated useful lives. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information.

Impairment of Long-Lived Assets

We review for recoverability, at least annually, the carrying amount of goodwill and intangibles with indefinite lives. This assessment involves comparing the fair value of the reporting unit or asset, as applicable, to its carrying value. Recognition of the impairment, if any, is determined in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and
Other Intangible Assets."   See Note 6, Goodwill and Other
Intangible Assets, Net, for additional information.

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

Investments

Marketable securities are classified as available-for-sale. Unrealized gains and losses on available-for-sale securities, net of tax, are recorded in other comprehensive (loss) income in stockholders' equity on the balance sheets. Realized gains and losses, and declines in carrying value deemed to be other than temporary, are recorded in other (expense) income, net on the statements of operations. As of June 30, 2005 and 2004, we did not hold any marketable securities.

Debt Issuance Costs

Debt issuance costs consist of fees and expenses incurred in connection with our borrowings. These fees are amortized over the terms of the related debt agreements, which range from five to seven years. Capitalized debt issuance costs are included in other noncurrent assets on the balance sheets. To the extent we retire a significant portion of our borrowings, a proportionate amount of debt issue costs related to those borrowings is written off.

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

The table below presents our net (loss) income and basic and diluted (loss) earnings per share as reported on the statements of operations for the respective periods and adjusts these amounts to include the pro forma impact of using the fair value based method to calculate stock compensation expense as prescribed under SFAS No. 123. The fair value of our options and shares to be issued in connection with employee stock purchase plans on the date of grant was calculated using the Black-Scholes option-pricing model. Adopting the fair value based method would result in additional compensation expense of $(6.2), $(10.7), and $(13.1), net of tax, for the years ended June 30, 2005, 2004 and 2003, respectively.

                                               2005     2004     2003

Net (loss) income    As reported             $(90.9)   $49.5    $61.3
                     Pro forma               $(97.1)   $38.8    $48.2

(Loss)earnings per   As reported - basic     $(0.95)   $0.50    $0.61
  share              Pro forma - basic       $(1.01)   $0.39    $0.48
                     As reported - diluted   $(0.95)   $0.49    $0.60
                     Pro forma - diluted     $(1.01)   $0.38    $0.47

For the years ended June 30, 2005, 2004 and 2003, $(6.9), $(6.6)
and $(4.0), net of tax, respectively, of expenses related to restricted stock and other stock-based compensation are included in our net (loss) income and (loss) earnings per share, as reported. Additional information is presented in Note 9, Employee Equity Compensation Plans.

Financial Instruments

Due to the short-term maturities of our cash, cash equivalents, receivables and payables, the carrying value of these financial instruments approximates their fair values. Due to variable interest rates and current market prices, the fair value of our $400.0 Revolving Credit Agreement and senior notes, respectively, approximate their carrying values. See Note 11, Debt, for additional information on our debt instruments.

We record all derivative instruments on the balance sheets at fair value. Derivatives that are not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that we have designated and that qualify as effective hedges are recorded in either other comprehensive
(loss) income or (loss) earnings, as appropriate. The ineffective portion of any of our derivatives that is classified as a hedge is immediately recognized in the statements of operations.

Pensions and Postretirement Benefits Other Than Pensions

We account for our pension and postretirement benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Pursuant to these statements, obligations are determined using actuarial models that incorporate estimates for employee turnover and mortality, increases in employee compensation and healthcare costs, and an employee's age at retirement. These estimates are reviewed annually with actuarial consultants to determine the reasonableness of our assumptions. While these models help determine the obligation, SFAS No. 87 and 106 attempt to match recognition of the obligation with the period over which our employees earn benefits. Because employees earn benefits over many years of service, the accounting rules require the recognition of certain events (including plan amendments and certain gains and losses) over multiple years rather than the year the event occurs. This principle also applies to recognition of the expected return on plan assets. Although the rate represents our expectation of the long-term performance of our asset portfolio; performance will likely vary in the short-term. We amortize the difference between the actual and expected return on assets over a five-year period. Income and expenses associated with our pension plans are included in promotion, marketing and administrative expenses on the statements of operations.

In addition, pursuant to SFAS No. 87, we recognize a minimum pension liability in certain instances where the plan's accumulated benefit obligations as of our measurement date, March 31, exceeds the fair value of plan assets. This amount is adjusted based on whether we have a net pension asset or liability. The minimum pension liability, as adjusted, is included in the accrued pension caption on our balance sheets. The offset is first applied to any unrecognized prior service cost and the remainder is included in accumulated other comprehensive loss in stockholders' equity on our balance sheets.

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

When we recognize revenues for most of our products, we also record an estimate of bad debts and returns. These estimates are based on historical data and the method of promotion. Reserve levels are adjusted as actual data is received. In the direct marketing business, returns and bad debts are tied to customer responses to our promotional efforts. Accordingly, we deduct estimates of returns and bad debts from gross revenue.

Promotion Costs

We account for costs of direct response advertising under the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, "Reporting on Advertising Costs." Under SOP 93-7, costs associated with direct response advertising that can be directly linked to eliciting sales and result in probable future benefits are capitalized on a cost-pool-by-cost-pool basis. Magazine related direct response advertising costs were amortized over the expected future revenue stream, which was generally one to three years. Books and home entertainment advertising costs are amortized over a period that is generally less than one year. We assess the carrying amount of our capitalized direct response advertising costs for recoverability on a periodic basis.

During the fourth quarter of 2004, we reassessed our accounting for magazine promotion costs in response to changes in our business, as well as the strategies and initiatives being undertaken by our magazine business. As a result of these changes and pursuant to SOP 93-7, effective July 1, 2004, we began expensing magazine deferred promotion costs when the promotion is mailed to prospective customers instead of deferring and amortizing such costs. As of June 30, 2004, we recorded a pre-tax charge of $(27.2) to reflect the impact of this change in circumstances on our existing asset. The remaining balance of $(77.1) was amortized in 2005, over the initial subscription period, generally one year. These amounts are included as a component of promotion, marketing and administration expenses on the statements of operations.

Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products. Promotion expense, which consists of both amortization of capitalized promotion costs and costs expensed as incurred, included on the statements of operations totaled $(724.7) in 2005, including $(77.1) related to previously deferred magazine promotion costs; $(678.5) in 2004, including $(27.2) related to our magazine deferred promotion charge; and $(670.6) in 2003. Prepaid and deferred promotion costs included on the balance sheets were $53.8 and $106.9 as of June 30, 2005 and 2004, respectively.

Commissions earned by agents for new magazine subscribers are included in promotion, marketing and administrative expenses on the statements of operations. These costs are deferred and amortized over the related subscription term, typically one to three years. Amounts deferred and included in prepaid expenses and other current assets on the balance sheets were $22.7 and $26.0 as of June 30, 2005 and 2004, respectively. Amounts included in other noncurrent assets on the balance sheets were $25.8 and $24.3 as of June 30, 2005 and 2004, respectively.

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred income taxes, net of valuation allowances, reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. These deferred taxes are calculated by applying currently enacted tax rates. Valuation allowances are recorded when it is "more likely than not" that a deferred tax asset will not be realized.

Basic and Diluted (Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net
(loss) income less preferred stock dividend requirements ($1.3 for each of 2005, 2004 and 2003) by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted average number of shares of Common Stock outstanding assumes the exercise and conversion of certain stock options and vesting of certain restricted stock. For the year ended June 30, 2005, all outstanding stock options and unvested restricted stock were excluded from the diluted-loss per share calculations since the effect of including them would have been anti-dilutive.

For 2004 and 2003, the assumed exercise and conversion of stock options and vesting of restricted stock were 2.2 and 1.2 millions shares, respectively. In addition, stock options to purchase approximately 10.8 and 12.1 million shares of Common Stock that were outstanding during 2004 and 2003, respectively, were not included in the computation of diluted earnings per share since the effect of including these options would have been anti-dilutive.

Foreign Currency Translation

The functional currency for our foreign operations is the local currency. Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders' equity in accumulated other comprehensive (loss) income.

The U.S. dollar is used as the functional currency for subsidiaries operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other (expense) income, net.

Reclassifications and Prior Period Adjustment

Certain reclassifications have been made to amounts in prior periods to conform to the current period presentation.

During the fourth quarter of 2005, we recorded an adjustment of $12.6, net of deferred taxes of $7.8, to retained earnings as of the earliest period presented. The adjustment reduced an over accrual for certain long-term employee-related liabilities which should have been adjusted in a period prior to fiscal 2001. The adjustment has been considered immaterial for all periods and has no impact on the statements of operations or the statements of cash flows for the periods presented.

Recent Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R). This statement supersedes SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123", and APB Opinion No. 25. The most significant change is the requirement to recognize in the statements of operations the value of employee stock options and other stock-based compensation (including employee stock purchase plans) as calculated using the fair-value-based method, as opposed to the intrinsic value method currently used. The statement is effective for interim or annual periods beginning after June 15, 2005. Effective July 1, 2005, we will adopt the fair-value recognition provisions of SFAS No. 123R using the modified-prospective-transition method and will not restate prior periods. Compensation cost under this transition method will include compensation cost for all share-based payments granted prior to, but not vested as of, July 1, 2005, and compensation cost for all share-based payments granted subsequent to July 1, 2005, as measured under the provisions of SFAS No. 123R. The expected impact of adoption of SFAS 123R in fiscal 2006 is approximately $(8.0).

In December 2004, the FASB issued FASB Staff Position (FSP) 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." This statement was effective upon issuance. The American Jobs Creation Act (the Act) allows a one-time dividends received deduction on the repatriation of certain foreign earnings, provided certain criteria in the Act are satisfied. Based on our analysis, we currently do not expect to derive any benefit from this provision of the Act. Accordingly, no tax expense has been recognized in the statements of operations for the year ended June 30, 2005.

In November 2004, the FASB issued SFAS No. 151," Inventory Costs, an Amendment of ARB No. 43, Chapter 4." This statement clarifies the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to account for abnormal amounts of idle facility expense, freight, handling costs and spoilage as a period cost. This standard is effective for inventory costs incurred after June 14, 2005 and does not have an impact on our operating results or financial position.


Note 2          Investments

Available-for-Sale Marketable Securities

Our investment in LookSmart, Ltd. was accounted for and classified as available-for-sale securities. We sold all of our remaining shares in LookSmart in the first quarter of 2004.

During 2004 and 2003, we sold approximately 0.2 million shares and 2.7 million shares, respectively, of LookSmart and recorded pre-tax gains of $0.8 and $5.1, respectively, in other (expense) income, net on the statements of operations.

The net unrealized gain on these investments, net of deferred taxes, was included in accumulated other comprehensive (loss) income in stockholders' equity on the balance sheets and amounted to $0.4 as of June 30, 2003.


Note 3          Other Operating Items, Net

Charges included in other operating items, net primarily represent the streamlining of our organizational structure and the strategic repositioning of our businesses.

Charges recorded prior to December 31, 2003 were recorded in accordance with Emerging Issues Task Force Issue (EITF) No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring)." EITF No. 94-3 required that amounts related to restructuring actions be recorded only when management was committed to an exit plan. Charges subsequent to December 31, 2002 are recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which superseded EITF No. 94-3. Under SFAS No. 146, costs associated with restructuring actions, including one-time severance benefits, are only recorded once a liability has been incurred. SFAS No. 146 does not consider severance benefits determined pursuant to an existing formula as one-time benefits. As our severance programs do not qualify as one-time benefits, we recognize severance amounts pursuant to SFAS No. 112, "Employers' Accounting for Postemployment Benefits" and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions are recorded in accordance with SFAS No. 88). As such, severance amounts were recorded when a termination plan was developed and approved and when payment was probable and estimable. Other amounts related to restructuring actions, including contract terminations, are recorded in accordance with SFAS No. 146. Asset impairments were calculated in accordance with the provisions of SFAS No. 144.

We recorded charges for other operating items, net, on the statements of operations, of $(15.0) in 2004 and $(39.8) in
2003.   In certain instances, circumstances arose that resulted
in decisions to retain employees previously identified for termination, and in certain other instances the costs associated with actions identified were settled for less than originally anticipated. In these instances, the associated charges were reversed.

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

At June 30, 2005, we had restructuring reserves for other operating items, net of $10.1, primarily for severance costs and contract terminations that will take place during the next several fiscal quarters. These reserves are included in accrued expenses on the balance sheet. During 2005, we recorded additional reserves of $(3.6), which were offset by adjustments to previously established reserve balances of $3.6. In addition, we incurred spending of $11.6, primarily related to severance.

At June 30, 2004, restructuring reserves totaled $21.7, primarily
for severance costs and contract terminations.   During 2004, we
recorded additional restructuring and other reserves of $(17.1), which were partially offset by adjustments to reserve balances of $0.7. In addition, we incurred $29.4 of spending, primarily for severance and costs incurred to restructure business processes in certain departments.

At June 30, 2003, we had $34.7 of restructuring reserves for other operating items, net, primarily for severance costs and contract terminations. During 2003, we recorded additional restructuring and other reserves of $(45.3), which were partially offset by adjustments to these reserve balances of $2.7. In addition, we spent $39.2, primarily for severance costs and contract termination payments.

The tables below outline the activity related to the restructuring actions recorded in 2005 and previous years.


 Initial year     Balance at     (Adjustments)/                    Balance at
  of charge      June 30, 2002       Accruals       Spending      June 30, 2003

2002 & prior         $ 31.3           $(1.3)         $(23.0)        $   7.0
2003                     --            43.9           (16.2)           27.7
                     ------           -----          ------         -------
  Total              $ 31.3           $42.6          $(39.2)        $  34.7
                     ======           =====          ======         =======

 Initial year     Balance at     (Adjustments)/                    Balance at
  of charge      June 30, 2003       Accruals       Spending      June 30, 2004

2002 & prior         $  7.0           $(0.5)         $ (3.3)        $   3.2
2003                   27.7            (0.1)          (20.9)            6.7
2004                     --            17.0            (5.2)           11.8
                     ------           -----          ------         -------
  Total              $ 34.7           $16.4          $(29.4)        $  21.7
                     ======           =====          ======         =======

 Initial year     Balance at     (Adjustments)/                    Balance at
  of charge      June 30, 2004       Accruals       Spending      June 30, 2005

2002 & prior        $  3.2            $  --          $ (1.5)        $   1.7
2003                   6.7             (3.3)           (1.6)            1.8
2004                  11.8             (0.3)           (7.8)            3.7
2005                    --              3.6            (0.7)            2.9
                     ------           -----          ------         -------
  Total             $ 21.7            $  --          $(11.6)        $ $10.1
                     ======           =====          ======         =======


During 2005, other operating items, net comprised:

  - Charges of $(3.6), primarily related to severance costs. These charges were taken to lower our cost base in commensuration with our current revenues and in an effort to streamline our operations. These severance costs related to the termination of approximately 60 positions, of which 48% were located in Reader's Digest North America, 22% were located in Reader's Digest International, 20% were located in Consumer Business Service and 10% related to Corporate. Of the total positions, approximately 25% have been separated as of June 30, 2005. The remaining positions will be terminated during the next several fiscal quarters.

  - Income of $3.6 related to reversals, primarily severance, of charges recorded in previous years. We review our restructuring charges periodically to determine the appropriateness of existing reserves in light of current circumstances. Accordingly, these charges, principally consisting of severance, were reversed because of the occurrence of events that affected our original plans.

During 2004, other operating items, net of $(15.0) comprised:

  - Charges of $(13.7) for severance and $(4.3) for contract terminations, asset impairments and costs associated with closing our Norway location.

  - The severance charges related to streamlining operations in certain international markets and corporate departments. As a result of these actions, approximately 240 employees were identified to be separated from our operations, of which 50% were located in Reader's Digest North America, 39% were located in Reader's Digest International and 11% related to Corporate. As of June 30, 2005, approximately 86% of these positions had been separated from the business. The remaining positions are expected to be terminated over the next several fiscal quarters.

  - Income of $1.3 related to pension curtailments as a result of employee terminations.

  - These charges were partially offset by $1.7 of reversals of charges recorded in previous periods that are no longer necessary. We review our restructuring charges periodically to determine the appropriateness of existing reserves in light of current circumstances. Accordingly, these charges, principally consisting of severance, were reversed because of the occurrence of events that affected our original plans.

During 2003, other operating items, net of $(39.8) comprised:

  - Charges of $(45.3), including $(37.6) for severance costs, $(3.2) related to asset impairments and $(4.5) related to other items. These charges were taken to lower our cost base in commensuration with our current revenues and in an effort to streamline our operations.

  - The $(37.6) of severance costs related to the termination of approximately 580 positions, of which 35% were located in North America and 65% were located outside North America. Substantially all of these positions have been separated as of June 30, 2005.

  - Asset impairment charges of $(3.2) were primarily attributable to write-offs of software and other capitalized costs related to unprofitable businesses and discontinued products. Other costs of $(4.5) principally comprised costs incurred to review and compile the restructuring plan utilized to streamline our operations in certain domestic and international markets.

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

Note 4   Other (Expense) Income, Net

                                               2005     2004     2003

Interest income                              $   7.4  $   5.2  $   5.1
Interest expense(1)                            (53.6)   (55.0)   (46.5)
Net gain on the sales of certain assets(2)      14.2     10.0      8.6
Net (loss) gain on foreign exchange               --     (0.1)    (0.1)
Recapitalization costs(3)                         --       --     (3.4)
Other (expense) income, net                      0.2     (0.1)    (2.4)
                                             -------  -------  -------
Total other (expense) income, net            $ (31.8) $ (40.0) $ (38.7)
                                             =======  =======  =======


(1) In connection with the termination of the 2002 Credit Agreements, interest expense in 2005 included $(7.3) related to the expensing of the associated capitalized financing fees and the discontinuance of the related interest rate protection
    agreements.   Interest expense in 2004 included $(7.3) related
    to the expensing of deferred financing fees because we refinanced a portion of our existing indebtedness, terminated some of our interest rate caps and repriced a portion of our borrowings. See Note 11, Debt, for additional information.
(2) Net gain on the sales of certain assets in 2005 included a gain of $3.2 from the sales of certain fine art, a gain of $7.0 from the sale of buildings in Portugal and Australia, gains of $3.0 from the sale of Moneywise magazine in the United Kingdom and Crafting Traditions magazine in the United States and gains of $1.3 from the sale of other non-strategic assets. Net gain on the sales of certain assets in 2004 included a gain of $6.1 from the sale of a building in Hong Kong and proceeds of $2.7 received in exchange for our interest in Schoolpop, Inc. which merged into an unrelated third party. This item also included sales of our shares in LookSmart, Ltd. of $0.8 and $5.1 in 2004 and 2003, respectively. In 2003, this item included a gain of $2.2 on the sale of a building in Australia and a gain of $1.6 from settlement of a class action lawsuit related to fine art sales in previous years.
(3) See Note 12, Capital Stock, for additional information.


Note 5   Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30 are as follows:

Accounts Receivable, Net
                                               2005             2004

Gross accounts receivable, trade            $  401.3         $  383.4

  Beginning reserve for returns                (56.3)           (59.3)
  Additions to allowances(1)                  (346.7)          (332.7)
  Actual returns(2)                            333.7            335.7
                                            --------         --------
Ending reserve for returns                     (69.3)           (56.3)

  Beginning reserve for bad debts              (98.1)          (106.9)
  Additions to allowances(1)                   (97.0)          (102.9)
  Actual bad debts(2)                           97.0            111.7
                                            --------         --------
Ending reserve for bad debts                   (98.1)           (98.1)
                                            --------         --------
Ending reserve for returns and bad debts      (167.4)          (154.4)
                                            --------         --------
Accounts receivable, net                    $  233.9         $  229.0
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

Inventories

                                               2005              2004

  Raw materials                             $     8.2         $    10.0
  Work in process                                 5.6               5.0
  Finished goods                                192.1             179.7
                                            ---------         ---------
Gross inventory                             $   205.9         $   194.7

  Beginning inventory reserve                   (42.7)            (42.1)
  Additions to reserve                           (7.5)             (9.6)
  Inventory write-offs                            6.7               9.0
                                            ---------         ---------
Ending inventory reserve                        (43.5)            (42.7)
                                            ---------         ---------

Inventories, net                            $   162.4         $   152.0
                                            =========         =========

Property, Plant and Equipment, Net
                                               2005              2004

Land                                        $    10.1         $    12.4
Buildings and building improvements              85.2             190.9
Furniture, fixtures and equipment               165.1             165.5
Leasehold improvements                           19.6              13.5
                                            ---------         ---------
                                                280.0             382.3
Accumulated depreciation and amortization      (160.7)           (226.5)
                                            ---------         ---------

Total property, plant and equipment, net    $   119.3         $   155.8
                                            =========         =========


Other Noncurrent Assets
                                               2005              2004

Deferred tax assets                         $    39.4         $    30.9
Other, principally operating assets              62.6              82.6
                                            ---------         ---------
Total other noncurrent assets               $   102.0         $   113.5
                                            =========         =========

Accrued Expenses
                                               2005              2004

Compensation and other employee benefits    $    80.5         $    68.4
Royalties and copyrights payable                 16.6              16.9
Taxes, other than income taxes                    7.3               6.7
Accrued interest                                  9.0               8.2
Other operating items, net                       10.1              21.7
Other, principally operating expenses           143.9             146.8
                                            ---------         ---------
Total accrued expenses                      $   267.4         $   268.7
                                            =========         =========

Other Noncurrent Liabilities
                                                    2005       2004

Deferred tax liabilities                          $   8.0    $  16.6
Deferred gain related to Pleasantville facility
  sale and leaseback (see Note 13)                   22.8         --
Other, principally operating liabilities             53.6       58.3
                                                  -------    -------
Total other noncurrent liabilities                $  84.4    $  74.9
                                                  =======    =======



Note 6   Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill by reportable segment for the fiscal year ended June 30, 2005 are as follows:

                                 Reader's Digest       Consumer
                                   North America    Business Services      Total



Balance as of June 30, 2004          $  686.5           $  323.0        $  1,009.5

Reclassification as a result of
  change in reportable segments           1.0              (1.0)                --
Impact of foreign currency
  translation on goodwill balances         --               0.4                0.4
  outside the United States
Goodwill charge                            --            (129.0)            (129.0)
                                     --------          --------         ----------
Balance as of June 30, 2005          $  687.5          $  193.4         $    880.9
                                     ========          ========         ==========


At least annually, we review the carrying amount of goodwill and other intangibles with indefinite lives in our reporting units for recoverability. Reiman and Books Are Fun are our primary reporting units in Reader's Digest North America and Consumer Business Services, respectively. We tested the recoverability of these assets in the third quarter of 2005 (our designated annual period). Based on our assessment, Books Are Fun recorded a goodwill charge of $(129.0) in the third quarter of 2005 because the performance of its product portfolio and competitive pressures on margin resulted in revenue and operating profits falling short of our expectations. The fair value of Books Are Fun was determined independently using a combination of discounted future net cash flows and an assessment of comparable companies in the marketplace. We determined that no other goodwill and intangible losses have occurred.

The following categories of acquired intangible assets are included in other intangible assets, net as of June 30, 2005 and 2004:


                                                    2005                 2004
                                             Gross       Net      Gross       Net

Intangible assets with indefinite lives:
  Tradenames                               $   89.7   $   89.7  $   89.7   $   89.7
Intangible assets with finite lives:
  Licensing agreements                         57.3       31.9      56.0       36.5
  Customer lists                              137.8       16.2     137.8       47.7
  Other tradenames and
    noncompete agreements                       3.0         --       3.0         --
                                           --------   --------   --------   --------
Total intangible assets                    $  287.8   $  137.8   $  286.5   $  173.9
                                           ========   ========   ========   ========


Amortization related to intangible assets with finite lives amounted to $(36.9), $(39.6) and $(39.6) for the years ended June 30, 2005, 2004 and 2003, respectively. Our most significant licensing agreement (detailed below) is principally amortized over the initial 10-year contract term, with a portion being amortized over the remaining 15-year term of our amended agreement. Customer lists are being amortized principally between three and six years from the date of acquisition. Our most significant customer list intangible was purchased as part of the Reiman acquisition. It will be fully amortized over the next three years.

Estimated fiscal year amortization expense for intangible assets with finite lives is as follows: fiscal 2006 - $16.0; fiscal 2007
- $10.6; fiscal 2008 - $5.9; fiscal 2009 - $5.7 and fiscal 2010
$5.7.

Licensing Agreement

In May 2000, QSP, Inc. entered into a long-term licensing agreement with World's Finest Chocolate, Inc. The cost associated with the agreement was assigned to licensing agreements and is included in other intangible assets, net on the balance sheets. In September 2002, this agreement was amended to extend the term of the original agreement by 10 years, reduce the annual minimum tonnage purchase requirements, favorably adjust pricing and permit QSP to sell World's Finest Chocolate products through marketing channels other than fundraising, under specified circumstances. In connection with these amended terms, QSP paid World's Finest Chocolate $10.5 in 2003. The amount paid in May 2000 to consummate the initial agreement is being amortized over the original 10-year license term. Amounts paid to amend the agreement have been assigned to various amortization periods ranging from 5 to 15 years (the remaining period of the amended agreement).

The approximate annual minimum purchase amounts under the amended agreement by calendar year are: 2005 - $58.8; 2006 - $60.8; 2007
- $62.6; 2008 - $64.5; 2009 - $66.4; and approximately $79.7 per year from 2010 - 2020. These amounts are estimates based on defined minimum tonnage requirements, as stipulated in the amended agreement, and nominal price increases. In 2005, we met the minimum purchase requirement under this agreement. However, in 2004 and 2003, we did not meet the minimum purchase requirements and, accordingly, we incurred penalties of $0.8 and $2.0, respectively.


Note 7     Financial Instruments

Risk Management and Objectives

Under the 2002 Credit Agreements (referred to in Note 11, Debt), we were required to enter into interest rate protection agreements to fix or limit the interest cost with respect to at least one-third of the outstanding borrowings under the Term Loan Agreement. Accordingly, we previously maintained agreements to cap at 6% the LIBOR interest rate component of $400.0 of our borrowings. Our interest rate cap agreements qualified as cash flow hedges, the effect of which is described below.

In the normal course of business we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries' results of operations and financial condition. A significant portion of our risk is associated with foreign exchange rate fluctuations of the euro. We purchase forward contracts to minimize the effect of fluctuating currencies on significant, specifically identifiable transactions.

As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and our use of derivative instruments.

Quantitative Disclosures of Derivative Instruments

Cash Flow Hedges - As described in Note 11, Debt, in the third quarter of 2004 we refinanced a portion of our borrowings outstanding under the Term Loan. As a result, the total amount of outstanding borrowings under the Term Loan, and the total notional amount of related interest rate caps required, declined. Accordingly, we terminated interest rate caps with a notional value of $250.0 and recognized the remaining unrealized loss on those instruments, $(1.3), in interest expense. In addition, in the fourth quarter of 2005, we terminated our 2002 Credit Agreements. As a result, we terminated our remaining interest rate caps with a notional value of $150.0 and recognized the remaining unrealized loss on those instruments, $(0.4) in
interest expense.   There were no cash flow hedges discontinued
during the 12-month period ended June 30, 2003.

As of June 30, 2004 and 2003, the fair values of our interest rate caps were largely unchanged. For 2004, the fair value of our interest rate caps decreased, resulting in a loss of $(0.1), net of deferred taxes of zero. For 2003, the fair value of our interest rate caps decreased, resulting in an unrealized loss of $(1.4), net of deferred taxes of $0.8. These changes are reported in accumulated other comprehensive (loss) income, which is included in stockholders' equity on the balance sheets. The unrealized gains and losses were deferred and recognized in earnings when the related interest expense was recognized.



Note 8          Pension Plans and Other Postretirement Benefits

Defined Benefit Pension Plans

We offer defined benefit plans for all of our eligible employees in the United States and in several international markets. Our measurement date for these plans is March 31. Contributions to these plans meet the minimum funding requirements in each respective market. Benefit payments are principally based on a combination of years of service and compensation.

U.S. Plans

In the U.S. we maintain funded and unfunded defined benefit plans. The Reader's Digest Association, Inc. Retirement Plan (Retirement Plan) is our largest plan. It comprises almost 84% of our total U.S. benefit obligation and all of our U.S. plan assets.

Because the Retirement Plan is over-funded, we have not made any contributions in 2005, 2004 or 2003, nor do we expect to make any contributions in fiscal 2006.

Our unfunded plans were established for certain officers. Since these plans are only available to certain executives, they are not qualified under the IRC. We fund the benefit payments under these plans as they arise.

The overriding principle followed in managing our Retirement Plan assets is to obtain a reasonable rate of return in terms of both income and appreciation, consistent with the "Prudent Man" Rule of the Employee Retirement Income Security Act of 1974 (ERISA), while providing liquidity to satisfy short-term obligations.

The table below details our current and target asset allocation as of our measurement date.

                 Actual Allocation as of March 31,     Target Allocation
  Asset Class             2005      2004                     Range

Equities                   68%       69%                   52% - 72%
Fixed income               26%       26%                   23% - 35%
Other                       6%        5%                    0% - 19%
                          ---       ---
  Total                   100%      100%
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

The expected rate of return on plan assets is a significant driver in calculating our net pension (benefit) cost. In order to calculate our 2005 (benefit) cost, we used an expected return on plan assets of 8.50%. This rate was based on an analysis of historical returns generated by asset classes in which our funds are invested and on projected returns for portfolios with assets similar to ours. This decreased from 8.75% in 2004 due to lower anticipated rates of return for portfolios with asset allocations similar to those of our pension plans.

Estimated benefit payments during the next 10 years are expected to be, by fiscal year: 2006 - $41.7; 2007 - $42.0; 2008 - $41.9;
2009 - $42.8; 2010 - $45.1 and from 2011 to 2015 - a total of
$223.6.

International Plans

We offer defined benefit pension plans in several markets outside the United States. In fiscal 2006 we expect to contribute $7.1 to these plans.

The table below reflects the actual allocation of assets held for our international plans and the allocation required pursuant to our most recent investment policy for these plans. These percentages have been calculated on a weighted average basis because the assets comprised several plans.

                 Actual Allocation as of March 31,     Target Allocation
  Asset Class             2005      2004                     Range

Equities                   64%       68%                      61%
Fixed income               36%       32%                      39%
                          ---       ---
  Total                   100%      100%
                          ===       ===

Similar to the U.S. plans, the expected rate of return on plan assets is also a significant driver in calculating the net pension (benefit) cost for our international plans. In order to calculate our 2005 and 2004 expense, we used a weighted average expected return on plan assets of 6.92% and 6.77%, respectively. These rates were based on a methodology similar to that used to determine the rate of return for our Retirement Plan.

Estimated benefit payments during the next 10 years are expected to be, by fiscal year: 2006 - $11.3; 2007 - $11.6; 2008 - $11.3;
2009 - $11.8; 2010 - $12.9 and from 2011 to 2015 - a total of
$68.4.

Assumptions

The table below outlines the weighted average assumptions used to determine our projected benefit obligation as of year-end and pension (benefit) cost for the fiscal year for:

U.S. plans:

Benefit obligation                               2005       2004       2003

Discount rate                                   5.75%      5.75%      6.25%

Compensation increase rate                      4.00%      4.50%      4.50%

Pension (benefit) cost

Discount rate                                   5.75%      6.25%      7.25%

Compensation increase rate                      4.50%      4.50%      5.00%

Long-term rate of return on plan assets         8.50%      8.75%      9.25%

International plans:
                                                 2005       2004       2003
Benefit obligation

Discount rate                                   5.36%      5.50%      5.58%

Compensation increase rate                      3.66%      3.70%      3.63%



Pension (benefit) cost

Discount rate                                   5.50%      5.58%      6.17%

Compensation increase rate                      3.70%      3.63%      3.72%

Long-term rate of return on plan assets         6.92%      6.77%      7.43%



Components of net periodic pension (benefit) cost are as follows:

                                                        U.S. Plans
                                               2005        2004         2003
Service cost                               $    11.2    $    11.3    $     8.8
Interest cost                                   29.7         31.4         33.4
Expected return on plan assets                 (55.0)       (50.1)       (63.8)
Amortization                                    (0.7)        (0.7)        (0.8)
Recognized actuarial gain                        1.0          2.1         (2.7)
                                           ---------    ---------    ---------
Net periodic pension (benefit) cost        $   (13.8)   $    (6.0)   $   (25.1)
                                           =========    =========    =========



                                                     International Plans
                                                2005       2004         2003
Service cost                               $     7.5    $     7.4    $     7.4
Interest cost                                   14.8         13.4         13.6
Expected return on plan assets                 (17.3)      (14.0)       (16.6)
Amortization                                    (0.4)        (0.5)         0.1
Recognized actuarial gain                        2.2          3.1          0.7
Settlements                                      0.6         (1.5)         1.9
Curtailments and other items                    (0.1)         0.4         (0.4)
                                           ---------    ---------    ---------
Net periodic pension (benefit) cost        $     7.3    $     8.3    $     6.7
                                           =========    =========    =========

A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the defined benefit pension plans is as follows:

                                               U.S. Plans     International Plans
                                             2005      2004     2005      2004
Change in benefit obligation:
Benefit obligation at beginning of year   $  542.0  $  525.7  $  267.4  $  241.2
Service cost                                  11.2      11.3       7.5       7.4
Interest cost                                 29.7      31.4      14.8      13.4
Participant contributions                       --        --       2.0       2.1
Actuarial loss                                 1.1      20.5       8.3       7.4
Plan amendments                                 --        --        --      (6.3)
Exchange rate changes                           --        --      (0.6)     19.7
Settlements                                     --        --      (6.8)     (2.5)
Curtailments                                    --        --        --      (2.5)
Benefits paid                                (43.4)    (46.9)    (12.9)    (12.5)
                                          --------  --------  --------  --------
Benefit obligation at end of year            540.6     542.0     279.7     267.4
                                          --------  --------  --------  --------
Change in plan assets:
Fair value at beginning of year              626.4     511.9     221.5     173.3
Actual return on plan assets                  44.8     156.1      20.8      38.1
Employer contribution                          7.5       8.1      10.6      10.3
Participant contribution                        --        --       2.0       2.1
Exchange rate changes                           --        --       2.1      12.7
Settlements                                     --        --      (6.8)     (2.5)
Benefits paid                                (43.4)    (46.9)    (12.9)    (12.5)
Other items                                     --      (2.8)       --        --
                                          --------  --------  --------  --------
Fair value at end of year                    635.3     626.4     237.3     221.5
                                          --------  --------  --------  --------

Funded status                                 94.7      84.4     (42.4)    (45.9)
Unrecognized actuarial loss                  111.0     102.7      83.5      82.6
Unrecognized transition (asset)
  obligation                                    --        --      (1.3)     (1.6)
Unrecognized prior service cost               (4.6)     (5.2)     (3.3)     (3.6)
Employer - fourth quarter
 contribution                                  1.9        --       1.7       2.2
                                          --------  --------  --------  --------
Net amount recognized                     $  203.0  $  181.9  $   38.2  $   33.7
                                          ========  ========  ========  ========



The accumulated benefit obligation (the actuarial present value of benefits earned, excluding future compensation increase assumptions) for our U.S. plans was $531.6 and $530.2 as of June 30, 2005 and 2004, respectively. The accumulated benefit obligation for our international plans was $247.6 and $236.6 as of June 30, 2005 and 2004, respectively.

Other Postretirement Benefits

We provide medical and dental benefits to certain retired employees and their dependents. The plans that provide these benefits cover all of our eligible employees in the United States who were hired before July 1, 2005, and to a lesser extent, employees in Canada.

The table below outlines the weighted average assumptions used to determine our postretirement benefit obligation as of year-end and our postretirement cost for the fiscal year:


Postretirement benefit obligation                               2005       2004       2003

Discount rate                                                   5.75%      5.75%      6.25%

Healthcare cost trend rate assumed for next year               10.00%     11.50%     13.00%

Rate to which the cost trend rate is assumed to decline         5.00%      5.00%      5.00%

Number of years to ultimate trend rate                            8          9         10


Postretirement cost

Discount rate                                                   5.75%      6.19 %     7.25%

Healthcare cost trend rate assumed for next year                11.5%      13.00%     6.00%

Rate to which the cost trend rate is assumed to decline         5.00%       5.00%     5.50%

Number of years to ultimate trend rate                            9          10         1

Components of net periodic postretirement (benefit) cost are as follows:

                                                                2005       2004       2003

Service cost                                                  $   1.1    $   1.3    $   0.9
Interest cost                                                     5.1        6.0        5.0
Amortization                                                     (1.8)      (1.0)      (0.5)
Recognized actuarial gain                                          --         --       (2.2)
                                                              -------    -------    -------
Net periodic postretirement (benefit) cost                    $   4.4    $   6.3    $   3.2
                                                              =======    =======    =======


A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the plans is as follows:

                                            2005     2004
Change in benefit obligation:
Benefit obligation at beginning of year   $  92.1  $  103.1
Service cost                                  1.1       1.3
Interest cost                                 5.1       6.0
Actuarial (gain) loss                        (4.5)     (4.9)
Plan amendments                                --      (7.1)
Exchange rate changes                         0.2        --
Benefits paid                                (5.3)     (6.3)
                                          -------  --------
Benefit obligation at end of year            88.7      92.1
                                          -------  --------
Change in plan assets:
Fair value at beginning of year                --        --
Employer contribution                         5.3       6.3
Benefits paid                                (5.3)     (6.3)
                                          -------  --------
Fair value at end of year                      --        --
                                          -------  --------

Funded status                               (88.7)    (92.1)
Unrecognized actuarial gain                  (5.9)     (0.4)
Unrecognized transition obligation           0.5       0.6
Unrecognized prior service cost              (8.0)     (9.8)
Employer contributions in the fourth
  quarter                                     1.2        --
                                          -------  --------
Net amount recognized                     $(100.9) $ (101.7)
                                          =======  ========

On May 19, 2004, the FASB issued FSP 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which supersedes FSP 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which was issued on January 12, 2004. This guidance relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Reform Act) signed into law on December 8, 2003. The Medicare Reform Act introduced a prescription drug benefit under Medicare Part D (Part D) and a federal subsidy for sponsors of retiree healthcare benefit plans that provide a benefit that is at least "actuarially equivalent" to Part D. Based on the level of benefits provided under our retiree healthcare plan, the majority of retiree participants are eligible to receive benefits that are at least "actuarially equivalent" to those provided by Part D. Therefore, as of our March 31, 2004 measurement date, we reflected an $11.2 benefit as an unrecognized actuarial gain. This gain will be amortized as a component of net periodic postretirement cost over ten years.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed healthcare cost trend rates would increase the total of the service and interest cost components by $0.6 and the postretirement benefit obligation by $8.5 for the year ended June 30, 2005. A one-percentage-point decrease in assumed healthcare cost trend rates would decrease the total of the service and interest cost components by $(0.5) and the postretirement benefit obligation by $(7.3) for the year ended June 30, 2005.

Estimated benefit payments during the next 10 years are expected to be, by fiscal year: 2006 - $7.2; 2007 - $7.4; 2008 - $7.4;
2009 - $7.9; 2010 - $8.3 and from 2011 to 2015 - a total of
$37.9. Estimated receipts pursuant to the Medicare Reform Act during the next 10 years are expected to be, by fiscal year: 2006
- $0.4; 2007 - $0.8; 2008 - $0.8; 2009 - $0.9; 2010 - $0.9; and
from 2011 to 2015 - a total of $5.1.


Balance Sheet Classification

Amounts recognized on the balance sheets related to our material pension and postretirement plans are as follows:

                                           Pension Benefits     Other Benefits
                                            2005      2004      2005      2004

Assets                                   $  308.0  $  291.5  $     --  $     --
Liabilities                                (127.0)   (131.2)   (100.9)   (101.7)
Accumulated other comprehensive income       60.2      55.3        --        --
                                         --------  --------  --------  --------
Net amount recognized                    $  241.2  $  215.6  $ (100.9) $ (101.7)
                                         ========  ========  ========  ========

Balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

                                    Plans with              Plans with
                                 Projected Benefit       Accumulated Benefit
                               Obligations in Excess    Obligations in Excess
                                  of Plan Assets           of Plan Assets

                                  2005       2004          2005      2004

Projected benefit obligation     $ 325.1   $ 318.0           N/A       N/A

Accumulated benefit obligation       N/A       N/A       $ 299.9   $ 269.6

Fair value of plan assets        $ 172.1   $ 163.5       $ 172.1   $ 139.2


Note 9    Employee Equity Compensation Plans

We maintain several employee compensation plans relating to stock or stock-based awards, including stock options, restricted stock and phantom stock.

As discussed in Note 1, Organization and Summary of Significant
Accounting Policies, we have adopted the disclosure provisions of SFAS No. 123 and SFAS No. 148 and, as permitted by those statements, have continued to measure compensation cost using the intrinsic value method under APB No. 25.

SFAS No. 123 requires disclosure of pro forma net (loss) income and (loss) earnings per share as if the fair-value-based method had been applied in measuring compensation cost for stock-based awards granted after 1995. Such disclosure is included in Note 1, Organization and Summary of Significant Accounting Policies.

The weighted average fair values of options granted in 2005, 2004 and 2003 were $4.43, $3.72, and $4.85, respectively.

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

                                2005        2004         2003

Risk-free interest rate         3.4%         3.3%         2.9%
Expected life                4.1 years    4.1 years    4.1 years
Expected volatility            32.9%        35.7%        39.3%
Expected dividend yield         1.2%         1.4%         1.7%


The following table summarizes information about stock options outstanding at June 30, 2005:


                              Options Outstanding              Options Exercisable
                     ------------------------------------      --------------------
                                   Weighted
                                    Average       Weighted                  Weighted
  Range of                        Remaining       Average                   Average
  Exercise           Options       Contractual    Exercise      Options     Exercise
   Prices            (000's)       Life (yrs.)     Price        (000's)       Price

$12.16 - $18.97        5,795           7.2       $   15.71        2,097     $   16.80
$20.59 - $28.84        3,580           4.2       $   23.05        3,054     $   23.30
$30.00 - $39.75        1,216           3.8       $   32.12        1,216     $   32.12
$41.19 - $47.31        2,136           3.4       $   41.69        2,136     $   41.69
$50.94 - $50.94           30           0.4       $   50.94           30     $   50.94
                      ------           ---       ---------        -----     ---------
                      12,757           5.4       $   23.76        8,533     $   27.66
                      ======           ===       =========        =====     =========


Changes in outstanding options are as follows:

                                                           Weighted
                                                            Average
                                                 Options   Exercise
                                                 (000's)     Price

Outstanding at June 30, 2002                     11,730     $30.97
  Granted                                         2,018     $15.82
  Exercised                                          --         --
  Canceled                                       (1,581)    $34.01
                                                 ------     ------
Outstanding at June 30, 2003                     12,167     $28.10
  Granted                                         1,731     $13.42
  Exercised                                          --         --
  Canceled                                       (1,416)    $31.21
                                                 ------     ------
Outstanding at June 30, 2004                     12,482     $25.66
  Granted                                         1,855     $15.74
  Exercised                                         (66)    $14.59
  Canceled                                       (1,514)    $30.20
                                                 ------     ------
Outstanding at June 30, 2005                     12,757     $23.76
                                                 ------     ------
Options exercisable at June 30, 2005              8,533     $27.66
                                                 ------     ------
Options available for grant at June 30, 2005      1,894
                                                  =====


1994 and 2002 Key Employee Long-Term Incentive Plans (the Plans)

The Plans provide that the Compensation and Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, deferred stock, performance units, performance shares and other stock-based awards to eligible employees. The committee was allowed to grant awards requiring the issuance of up to a maximum of 17,300,000 shares of Common Stock under the 1994 Plan (which expired in February 2004) and may grant up to a maximum of 4,500,000 underlying shares under the 2002 Plan.

Stock Options - Stock options have been granted with exercise prices not less than the fair market value of our Common Stock at the time of the grant, with an exercise term (as determined by the committee) not to exceed 10 years. The committee determines the vesting period for our stock options. Generally, such stock options become exercisable over four years.

Restricted Stock - Restricted stock are shares of Common Stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. The market value of restricted stock awards on the date of grant is recorded as a reduction of capital stock on the balance sheets and is amortized ratably over the term of the restriction period, ranging from two to four years. Restricted stock expense amounted to $(9.3), $(8.7) and $(5.5) for 2005, 2004 and 2003,
respectively. We granted 511,000 shares, 764,300 shares and 958,080 shares of restricted stock to employees during 2005, 2004 and 2003, respectively.

Deferred Stock - Deferred stock are rights to receive shares of Common Stock upon the fulfillment of specified conditions. We offer deferred stock outside the United States. Deferred stock is similar to restricted stock in all respects, except that deferred stock is issued to the employee at the completion of the vesting period. We recognized expense of $(1.7), $(1.5) and $(0.7) in 2005, 2004 and 2003, respectively, related to these awards. During 2005, 2004 and 2003 we granted 118,900 shares, 119,400 shares and 164,163 shares of deferred stock, respectively.

Performance Shares - Performance shares give the recipients the right to receive cash equal to the value of shares of Common Stock that are earned if specific performance goals are achieved during a specific performance period. Compensation cost related to performance shares is based on management's best estimate as to whether or not the performance criteria will be satisfied and the market price of our shares on the date of the financial statements. This amount is recognized ratably over the performance period. Adjustments based on changes in our estimate of whether the performance criteria will be satisfied and changes in the market value of our shares are recorded in the period in which the change occurs. In 2005, a new two-year performance cycle did not commence. In 2004, we awarded performance shares for the 2004-2005 performance period. In 2003, performance share awards relating to two three-year performance periods (2001-2003 and 2002-2004) were canceled and replaced with an award relating to a two-year performance period (2003-2004) and a transitional award relating to operating performance for 2003. We have recorded $(1.9), $(0.6) and $(1.8) as expense during 2005, 2004 and 2003, respectively, for these awards. In fiscal 2006, approximately $5.0 will be distributed relating to the 2004-2005 performance periods. No amounts were earned related to the
2003-2004 performance period.    In 2004, we distributed $2.8
relating to the transitional award ($1.1 was distributed in 2003 relating to the 2000-2002 performance period).

Restricted Stock Units - A restricted stock unit is an "other stock-based award" that is the right to receive cash equal to the value of a share of Common Stock upon the fulfillment of specified conditions. Compensation cost related to restricted stock units is based on the market price of our shares on the date of the financial statements. This amount is recognized ratably over the lives of the units (two to five years). Adjustments based on changes in the market value of our shares are recorded in the period in which the change occurs. We granted 32,100 restricted stock units in 2005 and did not grant any restricted stock units in 2004 or 2003. We have recorded $(0.1) as expense during 2005 for these awards.

Employee Stock Purchase Plans

Under the U.S. Employee Stock Purchase Plan (ESPP), we are authorized to issue up to 2,650,000 shares of Common Stock (330,000 shares per annum), principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Common Stock. The purchase price of the shares is 85% of the lower of the fair market values of the Common Stock on the first and last days of the six-month purchase period. In 2005, 2004 and 2003 approximately 27%, 25% and 28% of eligible employees participated in the ESPP, respectively. Effective July 1, 2005, the ESPP was revised to change the purchase price of the shares to 95% of the market price of the stock on the last day of the purchase period.

Several of our international subsidiaries have employee stock purchase plans (international ESPP) under which we are authorized to issue up to 400,000 shares of Common Stock to our full-time employees. The terms of the international ESPP in most locations are essentially the same as the ESPP.

Under the ESPP and the international ESPP, employees purchased
196,706 shares in 2005, 215,011 shares in 2004 and 256,870 shares in 2003.

The calculation of the fair value of these shares using the Black-Scholes option-pricing model assumes that options were issued to employees on the first day of the purchase period. The weighted average fair values of these assumed options granted in 2005, 2004 and 2003 were $3.25, $3.45 and $4.31, respectively.

These fair values were estimated using the following assumptions:

                                2005         2004         2003

Risk-free interest rate         2.1%         1.0%         1.5%
Expected life                0.5 years    0.5 years    0.5 years
Expected volatility            24.4%        35.3%        35.6%
Expected dividend yield         1.0%         1.4%         1.7%

Other Compensation Plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan)
- The 401(k) plan consists of both a profit-sharing plan and a savings plan under section 401(k) of the IRC. The savings plan component allows employees to make pre-tax contributions to their accounts, which may be invested in specified investment alternatives. We may match employee contributions to the extent determined by our Board of Directors. The matching contributions vest 20% per annum over a five-year period. Our contributions to the 401(k) plan, including matching contributions, were $3.5, $3.9 and $5.0 for 2005, 2004 and 2003, respectively.


Note 10         Income Taxes

(Loss) income before provision for income taxes is as follows:

                                         2005      2004       2003

United States                         $ (176.1)   $ 33.0    $  89.1
International                             96.7      33.1       11.3
                                      --------    ------    -------
(Loss) income before provision for
  income taxes                        $  (79.4)   $ 66.1    $ 100.4
                                      ========    ======    =======

Components of the provision (benefit) for income taxes are as follows:

                               2005       2004       2003
Current
  U.S. federal               $   3.2    $  (9.5)   $   1.6
  U.S. state and local           1.3        2.2        0.4
  International                 27.2       19.1       13.5
                             -------    -------    -------
  Total current                 31.7       11.8       15.5
                             -------    -------    -------
Deferred
  U.S. federal                 (15.9)      19.9       28.7
  U.S. state and local          (2.7)       1.4        1.9
  International                 (1.6)     (16.5)      (7.0)
                             -------    -------    -------
  Total deferred               (20.2)       4.8       23.6
                             -------    -------    -------

Provision for income taxes   $  11.5    $  16.6    $  39.1
                             =======    =======    =======


A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

                                             2005     2004     2003

U.S. statutory tax rate                      35.0%    35.0%    35.0%
International operations                      5.0    (11.6)     1.9
State taxes, net                              3.8      3.6      1.3
Non taxable loss (gain) from disposition
  of assets                                   1.8     (3.2)      --
Changes in valuation allowance               (6.1)     7.9      0.1
Changes in tax reserves                       6.2     (8.0)      --
Goodwill charge                             (56.9)      --       --
Other operating items, net                     --      0.2      2.5
Other, net                                   (3.3)     1.2     (1.9)
                                            -----     ----     ----
Effective tax rate                          (14.5)%   25.1%    38.9%
                                            =====     ====     ====

Components of deferred tax assets and liabilities are as follows:

                                                       2005         2004

Deferred compensation and other employee benefits   $     --     $    3.5
Accounts receivable and other allowances                52.8         48.2
Net operating loss carryforwards                        26.4         22.2
Other operating items, net                               4.7          7.5
Tax credit carryforwards                                44.7         30.7
Deferred gain on sale of buildings                      14.6          5.9
Other accrued items                                     14.0         17.8
Other, net                                                --          2.6
                                                    --------     --------
  Gross deferred tax assets                            157.2        138.4
Valuation allowance                                    (17.1)       (12.2)
                                                    --------     --------
  Total net assets                                     140.1        126.2
                                                    --------     --------
Deferred compensation and other employee benefits      (18.7)       (16.3)
Deferred promotion                                     (10.3)       (12.3)
Depreciation and amortization                          (15.4)       (22.3)
Deferred agent commissions                             (19.0)       (19.1)
Other, net                                              (2.6)        (8.5)
                                                    --------     --------
  Total net liabilities                                (66.0)       (78.5)
                                                    --------     --------

Net deferred taxes                                  $   74.1     $   47.7
                                                    ========     ========


Balance sheet classifications of deferred tax assets and liabilities are as follows:

                                                 2005     2004

Prepaid expenses and other current assets       $ 47.2   $ 38.7
Other noncurrent assets                           39.4     30.9
Other current liabilities                         (4.5)    (5.3)
Other noncurrent liabilities                      (8.0)   (16.6)
                                                ------   ------
Net deferred taxes                              $ 74.1   $ 47.7
                                                ======   ======

We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $142.4 at June 30, 2005, are available to reduce future tax obligations of certain foreign and U.S. companies in a number of jurisdictions with various expiration dates, some of which are indefinite. In addition, foreign tax credits carryforwards amounting to $34.8 and alternative minimum tax credit carryforwards of $7.0 are available as of June 30, 2005. Foreign tax credit carryforwards have various expiration dates beginning in fiscal 2011; alternative minimum tax credit carryforwards have an indefinite life.

Approximately $1.9 of deferred tax benefit and $8.0 of deferred tax expense are included as a component of stockholders' equity for 2005 and 2004, respectively.

A provision has not been made for U.S. taxes that would be payable if undistributed earnings of the foreign subsidiaries of approximately $135.6 as of June 30, 2005, were distributed to us in the form of dividends because we intend to permanently reinvest such foreign earnings. A determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practical.


Note 11    Debt

Our primary debt obligations as of June 30, 2005 are our borrowings under our $400.0 Five-Year Revolving Credit Agreement
(2005 Credit Agreement) and $300.0 in senior unsecured notes. As discussed below, the 2002 Credit Agreements were terminated and replaced in April 2005 with the 2005 Credit Agreement.

2002 Credit Agreements

On May 20, 2002, we entered into a $950.0 Term Loan Agreement with a syndicate of banks and other financial institutions and we amended and restated the 2001 Five-Year Revolving Credit Agreement, which allowed for up to $192.5 in aggregate principal amount of bank borrowings to conform it to the Term Loan Agreement (the Term Loan Agreement and the Five-Year Revolving Facility Agreement are collectively referred to as the 2002 Credit Agreements). Proceeds from the Term Loan Agreement were used to finance the Reiman acquisition purchase price and pay related financing and transaction costs, to finance our 2002 recapitalization transactions and to refinance the 2001 Five-Year Revolving Credit Agreement. (See Note 12, Capital Stock, for further information on the recapitalization agreement.) Borrowings under the Five-Year Revolving Facility Agreement were used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup.

Borrowings under the 2002 Credit Agreements were subject to interest rates at either LIBOR plus a spread based upon our credit rating at the time the rate was established, or the Alternate Base Rate, as defined in the Term Loan Agreement. The interest rate was required to be reset from time to time for periods of up to six months. Borrowings under the 2002 Credit Agreements were secured by substantially all of our assets and were subject to various financial covenants.

2005 Credit Agreement

On April 14, 2005, we entered into the 2005 Credit Agreement to retire all outstanding borrowings under the 2002 Credit Agreements and for general corporate purposes. Financing fees of $(1.6) related to the 2005 Credit Agreement were deferred and are amortized on a straight-line basis over the life of the 2005 Credit Agreement. In connection with the termination of the 2002 Credit Agreements, we recorded in the fourth quarter of 2005 a write-off of $(7.3) related to the associated capitalized financing fees and the discontinuance of the related interest rate protection agreements. The interest rate on the 2005 Credit Agreement is currently at LIBOR plus 125 basis points and is subject to change based on our leverage ratio (as defined in the 2005 Credit Agreement). The 2005 Credit Agreement contains financial covenants that require us to maintain minimum interest coverage and maximum leverage ratios, and it is secured by the stock of a substantial portion of our subsidiaries.

Senior Notes

During the third quarter of 2004, we completed a private placement, with registration rights, of $300.0 of 6 1/2% senior unsecured notes due in 2011 (Senior Notes) in order to refinance amounts outstanding under the 2002 Term Loan Agreement. In the fourth quarter of 2004, these notes were exchanged for notes that were registered under the Securities Act of 1933. The proceeds from this offering were used to repay $294.0 of principal outstanding under the 2002 Term Loan Agreement, with the remainder used to pay a portion of the financing costs.

Debt Maturities and Interest Expense

Total debt maturities during the next five years are as follows:

             2006       $    --
             2007            --
             2008            --
             2009            --
             2010         259.2
                        -------
             Total      $ 259.2
                        =======


At June 30, 2005, we had borrowings of $559.2 outstanding, all of which was classified as long-term debt on the balance sheets. At June 30, 2004, we had borrowings of $721.6 outstanding, of which $83.9 was classified as short-term debt and included in loans and notes payable on the balance sheets.

In 2005, 2004 and 2003, we recorded interest expense, net of $(46.2), $(49.8) and $(41.4), respectively. Interest expense in 2005 included the expense and write-off of financing fees of $(6.9) as a result of the termination of the 2002 Credit Agreements as well as the associated discontinuance of the related interest rate protection agreements of $(0.4). Interest expense in 2004 included the expense and write-off of financing fees of $(6.0) as a result of the refinancing and certain other transactions described above and the write-off of $(1.3) related to the termination of some of our interest rate caps that were no longer required (see Note 7, Financial Instruments). The weighted average interest rate on our borrowings charged by our lenders was 5.3%, 4.4% and 4.0% during 2005, 2004 and 2003, respectively.

Lines of Credit

International lines of credit and overdraft facilities totaled
$27.7 at June 30, 2005 and $28.5 at June 30, 2004, of which no amounts were outstanding at June 30, 2005. These lines of credit are subject to renewal annually.

Note 12    Capital Stock

Capital stock and treasury stock consist of the following as of June 30:

                                                            2005       2004
First preferred stock,
  par value $1.00 per share;
  authorized 40,000 shares;
  issued and outstanding 29,720 shares                    $   3.0    $     3.0
Second preferred stock,
  par value $1.00 per share;
  authorized 120,000 shares;
  issued and outstanding 103,720 shares                      10.3         10.3
Third subordinated preferred stock,
  par value $1.00 per share;
  authorized 230,000 shares;
  issued and outstanding 155,022 shares                      15.5         15.5
Preference stock,
  par value $0.01 per share;
  authorized 25,000,000 shares;
  issued and outstanding none                                  --           --
                                                          -------    ---------
Total preferred stock                                        28.8         28.8
                                                          -------    ---------

Common Stock,
  par value $0.01 per share;
  authorized 200,000,000 shares;
  145,922,062 issued in 2005 and 2004; 99,256,958 and
  99,058,392 outstanding in 2005 and 2004, respectively       1.5          1.5

Unamortized restricted stock                                 (9.1)       (12.5)
                                                          -------    ---------
Total capital stock                                       $  21.2    $    17.8
                                                          -------    ---------

Common Stock in treasury, at cost
  Common Stock:  46,665,104 and 46,863,670 shares
   in 2005 and 2004, respectively                         $(999.3)   $(1,005.8)
                                                          =======    =========

All shares of preferred stock have a preference in liquidation of $100.00 per share. The difference between the aggregate par value and liquidation preference has been appropriated from retained earnings and is shown as part of the value of preferred stock.
At our option and at any time, all preferred stock is redeemable at $105.00 per share plus accrued dividends. The terms of the first preferred stock and the second preferred stock provide for annual cumulative dividends of $4.00 per share. The terms of the third subordinated preferred stock provide for annual cumulative dividends of $5.00 per share. Preferred stockholders do not have any voting rights.

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

Share Repurchase Authorization

On April 28, 2005, our Board of Directors authorized our repurchase of up to $100.0 of our Common Stock over the succeeding two years and rescinded its May 2001 authorization to repurchase up to $250.0 of our Common Stock. Under the April 2005 authorization, we repurchased 410,000 shares for $7.0 in the fourth quarter of 2005, of which $2.0 settled in early July
2005. We had not repurchased any shares under the May 2001 authorization since fiscal 2002.


Note 13  Commitments and Contingencies

General Litigation

From time to time, we are involved in a variety of claims, lawsuits, investigations and proceedings that arise in the ordinary course of business. We cannot predict the ultimate outcome of these matters with certainty. Management believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position or results of operations, although our results and cash flow could be significantly unfavorably affected in the reporting periods in which these matters are resolved.

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

Sale and Leaseback

On December 22, 2004, we completed the sale and partial leaseback of our corporate headquarters facility in Westchester, New York. Under the agreement, we received $48.5 in cash and will receive an additional $10.0 on the second anniversary of closing. The gain of $24.7, based on total consideration, was deferred and will be amortized over the initial 20-year lease term as a reduction in rent expense. During the lease term, we will make annual minimum lease payments of approximately $3.1, subject to increases every five years based on changes in the Consumer Price Index. In addition, we have leased additional space for three years in this facility at an annual cost of $0.7.

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

                         2005    2004   2003
Rental expense          $ 23.6   $18.3  $ 19.5
Sublease income           (5.5)   (6.2)   (5.0)
                         -----   -----  ------
Net rental expense       $18.1   $12.1  $ 14.5
                         =====   =====  ======

Future minimum rental commitments, net of sublease income, for noncancelable operating leases for the next five fiscal years and thereafter are as follows:

               Minimum       Minimum
                Rental       Sublease
               Payments       Income       Net

2006             $23.8       $  (5.6)     $18.2
2007             $21.2       $  (5.7)     $15.5
2008             $19.2       $  (5.4)     $13.8
2009             $16.8       $  (4.9)     $11.9
2010             $14.2       $  (2.9)     $11.3
Later years      $94.5       $ (15.3)     $79.2


Note 14   Segments

Our businesses are structured into the same three reportable segments (Reader's Digest North America, Reader's Digest International and Consumer Business Services) that our chief operating decision maker uses to assess business performance. In addition to the reportable segments, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. In the first half of 2005, we made minor modifications to the composition of two of our reportable segments to reflect a change in the manner in which senior management and our chief operating decision maker internally manage certain smaller business units. Reader's Digest Young Families and Trade Publishing, which were included in Consumer Business Services, are now included in Reader's Digest North America. We have restated reportable segment results of operations to conform to our new reportable segments. Here is a brief description of the activities included within our reportable segments.

Reader's Digest North America

This segment comprises our operations in the United States and Canada that publish and market Reader's Digest magazine, Reiman magazines and several special interest magazines; our operations in the United States and Canada that publish and market Books and Home Entertainment products, including Select Editions, Reader's Digest Young Families, music and video products, and series and general books related to the following affinities: reading, home and health, and entertainment.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader's Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. Circulation is also the principal driver of performance for Reiman magazines, which have limited advertising revenues. The results of our Books and Home Entertainment business are driven by its universe of promotable customers, new customer acquisition programs, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Reader's Digest International

This segment comprises our operations outside of the United States and Canada, with our most significant markets in the United Kingdom, Germany, Central Europe and France. The businesses in this segment publish and market Reader's Digest magazine (in numerous editions and languages) and books and home entertainment products (described above).

The performance of these businesses is driven by factors similar to those in the Reader's Digest North America segment, except that overall results are less sensitive to changes in individual geographic market conditions due to the number of markets in which we operate. The results for Reader's Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our books and home entertainment products in these markets are driven by its universe of promotable customers, new customer acquisition programs, response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises Books Are Fun, our domestic display marketing business, and QSP, our youth fundraising businesses in the United States and Canada.

These businesses principally sell products through non-direct marketing channels, primarily through their sales forces. The performance of these businesses is driven by product selection, the number of accounts or events held, and the average sales per account or event.

Intercompany Eliminations and Corporate Unallocated Expenses

We present our segment revenues and operating (losses) profits on an arm's-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the intercompany eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in the statements of operations. Accounting policies of our segments are the same as those described in Note 1, Organization and Summary of Significant Accounting Policies. In addition to intercompany revenues and expenses, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. Corporate Unallocated expenses include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs that are not allocated to the reportable segments.

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

Reportable Segment Financial Information

                                                   Years ended June 30,
                                             2005        2004         2003
                                                     Restated (1)  Restated(1)
Revenues
  Reader's Digest North America          $    917.3   $    919.5   $    931.8
  Reader's Digest International             1,012.1        969.5      1,007.8
  Consumer Business Services                  485.1        525.1        563.4
  Intercompany eliminations                   (24.8)       (25.6)       (28.1)
                                         ----------   ----------   ----------
Total revenues                           $  2,389.7   $  2,388.5   $  2,474.9
                                         ==========   ==========   ==========

Operating (loss) profit
  Reader's Digest North America          $     90.8   $     76.0   $     61.1
  Reader's Digest International                76.1         57.0         49.1
  Consumer Business Services                   29.4         59.0         90.1
  Previously deferred magazine promotion
    expense(2)                                (77.1)       (27.2)          --
  Goodwill charge(3)                         (129.0)          --           --
  Corporate Unallocated                       (37.8)       (43.7)       (21.4)
  Other operating items, net(4)                  --        (15.0)       (39.8)
                                         ----------   ----------   ----------
Total operating (loss) profit            $    (47.6)  $    106.1   $    139.1
                                         ==========   ==========   ==========

Intercompany eliminations
  Reader's Digest North America          $     (9.2)  $    (11.3)  $     (7.7)
  Reader's Digest International                (4.0)        (3.3)        (3.4)
  Consumer Business Services                  (11.6)       (11.0)       (17.0)
                                         ----------   ----------   ----------
Total intercompany eliminations          $    (24.8)  $    (25.6)  $    (28.1)
                                         ==========   ==========   ==========

Assets
  Reader's Digest North America          $  1,084.8   $  1,178.8   $  1,214.5
  Reader's Digest International               387.8        421.8        472.7
  Consumer Business Services                  326.5        456.2        506.6
  Corporate                                   381.5        378.1        397.9
                                         ----------   ----------   ----------
Total assets                             $  2,180.6   $  2,434.9   $  2,591.7
                                         ==========   ==========   ==========

(1) In the first half of 2005, we made minor modifications to the composition of two of our reportable segments to reflect a change in the manner in which senior management and our chief operating decision maker internally manage certain smaller business units. Reader's Digest Young Families and
    Trade Publishing, which were included in Consumer
    Business Services, are now included in Reader's Digest
    North America.

(2) In connection with our change to expensing magazine deferred promotion costs when the promotion is mailed to prospective customers, our reportable segment operating (loss) profit in 2005 includes such expenses as incurred. Amortization of previously deferred promotion costs in 2005 and our deferred promotion charge recorded in the fourth quarter of 2004 are not included in segment results reviewed by our chief operating decision maker. For the year ended June 30, 2005, amortization of previously capitalized magazine promotion costs related to: 81% to Reader's Digest
    North America and 19% to Reader's Digest
    International. For the year ended June 30, 2004, our magazine deferred promotion charge related to: 45% to Reader's Digest North America and 55% to Reader's
    Digest International.

(3) The goodwill charge, which related to Books Are
    Fun, part of the Consumer Business Services reportable segment, is not included in segment results reviewed by our chief operating decision maker. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information.

(4) Other operating items, net in 2004, principally comprising severance and contract terminations, were attributable to: 12% to Reader's Digest North America, 22% to
    Consumer Business Services, 61% to Reader's Digest
    International and 5% to corporate departments that benefit the entire organization. In 2003, these items, principally severance, were attributable to:
    13% to Reader's Digest North America, 6% to Consumer
    Business Services, 64% to Reader's Digest
    International and 17% to corporate departments that benefit the entire organization.



                                                         Years ended June 30,
                                                      2005      2004      2003

Depreciation, amortization and asset impairments
  Reader's Digest North America                    $   36.5   $  39.9   $  40.9
  Reader's Digest International                         7.3       8.1       9.5
  Consumer Business Services                            9.7      11.5      11.6
  Goodwill charge                                     129.0        --        --
  Corporate                                             3.4       4.8       5.9
                                                   --------   -------   -------
Total depreciation, amortization and asset
  impairments                                      $  185.9   $  64.3   $  67.9
                                                   ========   =======   =======

Capital expenditures
  Reader's Digest North America                    $    1.4   $   1.9   $   2.5
  Reader's Digest International                        12.9       3.7       5.1
  Consumer Business Services                            1.4       2.2       1.2
  Corporate                                             7.8       8.3       6.9
                                                   --------   -------   -------
Total capital expenditures                         $   23.5   $  16.1   $  15.7
                                                   ========   =======   =======

The following table presents our consolidated net revenues by product:


                                                              Years ended June 30,
                                                         2005        2004        2003

 Revenues
  Books                                              $    971.6  $    968.5  $     982.9
  Magazines - subscription and other                      689.8       702.7        750.1
  Magazines - advertising                                 153.2       150.0        151.0
  Music and videos                                        262.7       240.3        257.4
  Food and gift                                           215.0       228.7        244.9
  Other                                                    97.4        98.3         88.6
                                                     ----------  ----------  -----------
Total revenues                                       $  2,389.7  $  2,388.5  $   2,474.9
                                                     ==========  ==========  ===========


Information about geographic areas is as follows:


                                                              Years ended June 30,
                                                         2005        2004         2003

Revenues
  United States                                      $  1,232.6  $  1,291.3  $   1,351.8
  International                                         1,162.6     1,102.1      1,124.6
  Inter-area                                               (5.5)       (4.9)        (1.5)
                                                     ----------  ----------  -----------
Total revenues                                       $  2,389.7  $  2,388.5  $   2,474.9
                                                     ==========  ==========  ===========

Revenues inter-area
  United States                                      $     (3.1) $     (2.6) $      (0.1)
  International                                            (2.4)       (2.3)        (1.4)
                                                     ----------  ----------  -----------
Total revenues inter-area                            $     (5.5) $     (4.9) $      (1.5)
                                                     ==========  ==========  ===========

Long-lived assets, net
  United States                                      $  1,444.6  $  1,638.1  $   1,633.3
  International                                            63.8        75.3        113.5
                                                     ----------  ----------  -----------
Total long-lived assets, net                         $  1,508.4  $  1,713.4  $   1,746.8
                                                     ==========  ==========  ===========


Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that The Reader's Digest Association, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Reader's Digest Association, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Reader's Digest Association, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, The Reader's Digest Association, Inc. and
subsidiaries  maintained,  in  all  material  respects,   effective
internal  control  over  financial  reporting  as of June 30, 2005,
based  on  criteria  established  in  Internal   Control--Integrated
Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)..

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2005, and our report dated August 30, 2005, expressed an unqualified opinion on those consolidated financial statements.


/s/KPMG LLP
KPMG LLP
New York, New York
August 30, 2005



Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
The Reader's Digest Association, Inc.


We have audited the accompanying consolidated balance sheets of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader's Digest Association, Inc. and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.


We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Reader's Digest Association, Inc.'s internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 30, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/KPMG LLP
KPMG LLP
New York, New York
August 30, 2005

REPORT OF MANAGEMENT

MANAGEMENT RESPONSIBILITY FOR FINANCIAL INFORMATION
Management of the company is responsible for the preparation and integrity of the financial statements appearing in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America; certain estimates and judgments were applied as required. Financial information in this Annual Report is consistent with that in the financial statements.

Management is responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system of internal safeguards is characterized by a control oriented environment that includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors.

KPMG LLP, independent registered public accounting firm, have audited and reported on our financial statements. Their report is also included in this Annual Report.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15 (f) under the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. No evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the company's management, including the company's principal executive and principal financial officers, the company conducted an evaluation of the effectiveness of the company's internal control over financial reporting, based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of June 30, 2005.

Management's assessment of the effectiveness of the company's internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report.





/s/THOMAS O. RYDER
Thomas O. Ryder
Chairman of the Board and
Chief Executive Officer


/s/MICHAEL S. GELTZEILER
Michael S. Geltzeiler
Senior Vice President and
Chief Financial Officer

Changes in Registrant's Certifying Accountant

After The Reader's Digest Association, Inc. (RDA) completed its fiscal year ended June 30, 2005, the Audit Committee of RDA's Board of Directors determined that the Committee would issue a request for proposals regarding the engagement of an independent registered public accounting firm to audit RDA's financial statements for the fiscal year ending June 30, 2006. The request for proposals was issued on August 3, 2005 to several large, international public accounting firms, including KPMG LLP. On August 23, 2005, KPMG informed RDA that KPMG would not submit a proposal and would not stand for re-appointment to the RDA engagement upon the completion of RDA's audit for the fiscal year ended June 30, 2005.

KPMG's reports on RDA's consolidated financial statements for the fiscal years ended June 30, 2005 and 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. KPMG's report on RDA management's assessment of the effectiveness of RDA's internal control over financial reporting as of June 30, 2005 and KPMG's report on the effectiveness of RDA's internal control over financial reporting as of June 30, 2005 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended June 30, 2005 and 2004 and during the subsequent interim period through the completion of RDA's audit for the fiscal year ended June 30, 2005, there were no disagreements between RDA and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in KPMG's reports. During the fiscal years ended June 30, 2005 and 2004 and during the subsequent interim period through the completion of RDA's audit for the fiscal year ended June 30, 2005, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934).




Selected Financial Data
In millions, except per share data                  2005             2004           2003            2002          2001

Statement of Operation Data
Revenues                                          $2,389.7         $2,388.5       $2,474.9       $2,368.6      $2,518.2
Operating (loss) profit                           $  (47.6)        $  106.1       $  139.1       $  157.7      $  229.0
Net (loss) income                                 $  (90.9)        $   49.5       $   61.3       $   91.2      $  132.1
Basic and diluted (loss) earnings per share    $(0.95)/$(0.95)    $0.50/$0.49   $0.61/$0.60    $0.90/$0.89   $1.27/$1.26
Dividends per common share                        $   0.30         $   0.20       $   0.20       $   0.20      $   0.20

Balance Sheet Data
Cash and cash equivalents, short-term
 investments and marketable securities            $   37.7         $   50.4       $   52.1       $  114.7      $   47.3
Total assets*                                     $2,180.6         $2,434.9       $2,591.7       $2,684.1      $1,657.0
Long-term debt                                    $  559.2         $  637.7       $  834.7       $  818.0      $    9.8
Stockholders' equity*                             $  366.2         $  475.7       $  412.9       $  484.5      $  472.0
Weighted-average common shares outstanding
 (basic and diluted)                              97.4/97.4        97.1/99.2      98.1/99.2    100.2/100.6    102.7/103.7
Book value per common share*                         $3.76            $4.90          $4.21          $4.83         $4.59


  *See Note 1 for information on the prior period adjustment.

Selected Quarterly Financial Data and Dividend and Market Information (Unaudited)


                                                                                                Stock Price Range
                                                                   Net (Loss) Income                High-Low

 In millions, except per              Operating
 share data and                         (Loss)   Dividends             Per Share    Per Share
 shareholder information    Revenue     Profit   Per Share   Amount      Basic       Diluted       Common Stock


 2005
   First Quarter           $   490.0   $ (35.9)    $0.05    $ (30.3)    $ (0.31)    $ (0.31)     $16.07 - $12.50
   Second Quarter              798.0      88.2     $0.05       57.8        0.59        0.58      $15.90 - $13.15
   Third Quarter               544.9    (126.1)    $0.10     (129.6)      (1.33)      (1.33)     $17.83 - $13.75
   Fourth Quarter              556.8      26.2     $0.10       11.2        0.11        0.11      $18.00 - $16.34
                           ---------   -------     -----    -------     -------     -------      ---------------
                           $ 2,389.7   $ (47.6)    $0.30    $ (90.9)    $ (0.95)*   $ (0.95)     $18.00 - $12.50
                           =========   =======     =====    =======     =======     =======      ===============

 2004
   First Quarter           $   494.7   $ (13.5)    $0.05    $ (13.5)    $ (0.14)    $ (0.14)     $14.32 - $11.94
   Second Quarter              796.4     113.9     $0.05       66.5        0.68        0.67      $15.01 - $13.69
   Third Quarter               561.0      19.1     $0.05        2.2        0.02        0.02      $14.83 - $13.35
   Fourth  Quarter             536.4     (13.4)    $0.05       (5.7)      (0.06)      (0.06)     $16.30 - $13.91
                           ---------   -------     -----    -------     -------     -------      ---------------
                           $ 2,388.5   $ 106.1     $0.20    $  49.5     $  0.50     $  0.49      $16.30 - $11.94
                           =========   =======     =====    =======     =======     =======      ===============


  As of June 30, 2005, our Common Stock was listed on the New York Stock Exchange under the symbol RDA.  At that time there were approximately 1,601 holders of record of our Common Stock.
 * The sum of the four quarters' earnings per share does not equal the full-year earnings per share because each quarterly earnings per share is calculated using the weighted average number of shares of Common Stock for the quarter while the full-year earnings per share is calculated using the weighted average number of shares of Common Stock outstanding during the year.


The Reader's Digest Association, Inc. and Subsidiaries