Form 10-K, Exhibit 13
period 2006-06-30
READERS DIGEST ASSOCIATION INC
filed 2006-08-21
CIK 858558

The Reader’s Digest Association, Inc. and Subsidiaries

Management’s Discussion and Analysis
Dollars in millions, except per share data

Unless otherwise indicated, references in Management’s Discussion and Analysis to “we,” “our” and “us” are to The Reader’s Digest Association, Inc. and its subsidiaries. All references to 2006, 2005 and 2004, unless otherwise indicated, are to fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Our fiscal year represents the period from July 1 through June 30.

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

Results of Operations: Company-Wide

Our Reportable Segments

Our businesses are structured into the same three reportable segments (Reader’s Digest North America, Reader’s Digest International and Consumer Business Services) that our chief operating decision maker uses to assess business performance. In addition to the reportable segments, we separately report Corporate Unallocated expenses, which are expenses not directly attributable to business unit performance. Similarly, we separately report the effects of previously deferred magazine promotion expense, goodwill charges and other operating items, net, because our chief operating decision maker does not factor in these items when assessing business unit performance. Here is a brief description of the activities included within our reportable segments.

Reader’s Digest North America

This segment comprises our operations in the United States and Canada that publish and market Reader’s Digest magazine, Reiman magazines and several special interest magazines. It also includes our operations in the United States and Canada that publish and market Books and Home Entertainment products (including Select Editions, Reader’s Digest Young Families, music and video products, and series and general books related to the following affinities: reading, home and health, and entertainment) as well as two new businesses, Allrecipes.com and Taste of Home Entertaining. Growth initiatives in this segment include developing and launching new products and leveraging our existing products and brands.

These businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader’s Digest magazine and our special interest magazines is driven primarily by circulation revenues and secondarily by advertising sales. Circulation is also the principal driver of performance for Reiman magazines, which have limited advertising revenues. The results of our Books and Home Entertainment business are driven by the size of our active customer base, new customer acquisition programs, response rates to promotional mailings, customer payment rates and membership in our continuity series business.

Reader’s Digest International

This segment comprises our operations outside of the United States and Canada, with our most significant markets in the United Kingdom, Germany, Central Europe and France. The businesses in this segment publish and market Reader’s Digest magazine (in numerous editions and languages) and books and home entertainment products (described above). Growth initiatives in this segment include entering new geographic markets, developing and launching new products, acquiring customers through new channels and expanding U.S. business models into markets outside of North America.

The performance of these businesses is driven by factors similar to those in the Reader’s Digest North America segment, except that overall results are less sensitive to changes in individual geographic market conditions due to the number of markets in which we operate. The results for Reader’s Digest magazine in international markets are driven primarily by circulation and secondarily by advertising revenues. The results of our books and home entertainment products in these markets are driven by the size of our active customer base, new customer acquisition programs, response rates to promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises Books Are Fun, our display marketing business, and QSP, our youth fundraising businesses, in the United States and Canada. These businesses focus on increasing market penetration and expanding efficiency with existing accounts by leveraging our sales force.

Books Are Fun and QSP principally sell products through non-direct marketing channels, primarily through their sales forces. The performance of these businesses is driven by product selection, the number of accounts or events, the average sales per account or event, and the number of participants in fundraising programs.

Intercompany Eliminations and Corporate Unallocated Expenses

We present our segment revenues and operating (losses) profits consistently with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the intercompany eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in the statements of operations. In addition to intercompany revenues and expenses, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. Corporate Unallocated expenses include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and stock and executive compensation programs that are not allocated to the reportable segments.

Summary of Reportable Segment Results

	Years ended June 30,
	2006	2005	2004
Revenues
Reader’s Digest North America	$939	$917	$919
Reader’s Digest International	1,031	1,012	970
Consumer Business Services	446	485	525
Intercompany eliminations	(30)	(24)	(26)
Total revenues	$2,386	$2,390	$2,388
Operating (loss) profit
Reader’s Digest North America	$115	$91	$76
Reader’s Digest International	78	76	57
Consumer Business Services	(3)	29	59
Previously deferred magazine promotion expense(1)	---	(77)	(27)
Goodwill charge(2)	(188)	(129)	---
Corporate Unallocated	(40)	(38)	(44)
Other operating items, net(3)	(7)	14	(9)
Operating (loss) profit	$(45)	$(34)	$112
Intercompany eliminations
Reader’s Digest North America	$(11)	$(9)	$(11)
Reader’s Digest International	(6)	(4)	(4)
Consumer Business Services	(13)	(11)	(11)
Total intercompany eliminations	$(30)	$(24)	$(26)

(1)
In connection with our change to expensing magazine deferred promotion costs when the promotion is mailed to prospective customers, our reportable segment operating (loss) profit in 2005 includes such expenses as incurred. Amortization of previously deferred promotion costs in 2005 and our deferred promotion charge recorded in the fourth quarter of 2004 are not included in segment results reviewed by our chief operating decision maker. For the year ended June 30, 2005, 81% of amortization of previously capitalized magazine promotion costs was related to Reader’s Digest North America and 19% to Reader’s Digest International. For the year ended June 30, 2004, 45% of our magazine deferred promotion charge was related to Reader’s Digest North America and 55% to Reader’s Digest International.

(2)
The goodwill charge related to Books Are Fun, part of the Consumer Business Services reportable segment, is not included in segment results reviewed by our chief operating decision maker. See Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to Consolidated Financial Statements for additional information.

(3)
Other operating items, net consists of gains on sales of certain non-strategic assets and restructuring charges. Such items are not included in segment results reviewed by our chief operating decision maker. See Note 3, Other Operating Items, Net, in our Notes to Consolidated Financial Statements for additional information. In previous periods, gains on sales of certain non-strategic assets were classified as other (expense) income, net, and have been reclassified to other operating items, net to conform to the current year presentation.

Overview

During 2005 we made many changes to right-size our businesses and invest in new market expansion. In 2006 we shifted our focus from stabilization to growth. As such, in 2006, we continued to invest in the future, while realizing some of the benefits from our investments. During the year, we launched Every Day with Rachael Ray, Daheim in Deutschland and three new editions of Reader’s Digest magazine, and we started selling books and home entertainment products in six new international markets. These investments expanded both our product portfolio in key affinity groups and our global scale. Also, in the fourth quarter we launched Taste of Home Entertaining, and we acquired Allrecipes.com. Taste of Home Entertaining is a home party plan business that extends our Taste of Home brand, while Allrecipes.com provides us a platform to leverage our content in the food affinity to digital media. Each of these investments made positive contributions to revenues in either Reader’s Digest North America or Reader’s Digest International.

While revenues and profits in these segments improved, Consumer Business Services continued to experience challenges in 2006. Competitive pressures at Books Are Fun and turnover in our sales force adversely affected revenues and profits. As a result, Books Are Fun recorded a charge in the second quarter to write off its remaining goodwill. At QSP, the benefits of cost reduction measures were partially offset by a charge related to our calendar year 2006 World’s Finest Chocolate minimum tonnage purchase commitment.

During the fourth quarter of 2006 we also recorded restructuring and inventory charges primarily related to the Books Are Fun turnaround plan and, to a lesser extent, to strategic downsizing activities at other business units.

Revenues and Operating (Loss) Profit

2006 v. 2005

Revenues

Revenues decreased to $2,386 in 2006, compared with $2,390 in 2005. The effect of foreign currency fluctuations reduced revenues in 2006 by $7. While revenues improved in Reader’s Digest North America and Reader’s Digest International, revenues declined at Consumer Business Services.

Revenues for Reader’s Digest International increased principally because we began to realize the benefits of previous investments to expand our business in new markets, including Romania and Ukraine. Also, growth in our active customer base translated into increased promotional activity and, consequently, higher revenues in certain established markets, including Russia, Brazil and Australia. These increases were partially offset by lower revenues in the United Kingdom, Poland, the Nordic region and Portugal, where our active customer base contracted.

Revenues also increased for Reader’s Digest North America in part because we realized the benefits of previous investments in the business. Increased circulation revenues were driven by new magazine titles, while the additions of our home party plan business and Allrecipes.com made positive contributions. These increases were partially offset by continued weakness in certain established Reiman-inspired book annual products, lower promotion activity in Reader’s Digest Young Families and lower circulation revenues for Reader’s Digest magazine.

Lower revenues for Consumer Business Services were driven by fewer corporate events held by Books Are Fun because of turnover in our independent sales force and competitive pressures in certain regions. In addition, lower average sales per school event at Books Are Fun contributed to the decline. Revenues were also lower at QSP, where lower magazine volumes were partially offset by higher food and gift sales.

Operating (Loss) Profit

In 2006, our operating loss was $(45), compared with a loss of $(34) in 2005. The comparability of results was affected by two significant items: a $(59) higher goodwill charge recorded in 2006 when compared with the charge recorded in 2005, offset by the absence of $(77) of expense recorded in 2005 related to the amortization of previously deferred magazine promotion costs (see Previously Deferred Magazine Promotion Expense below). Also, lower profitability for Consumer Business Services and higher Corporate Unallocated expenses were partially offset by higher profits for Reader’s Digest North America and Reader’s Digest International.

Product, distribution and editorial expenses increased 3% to $(997) in 2006, compared with $(971) in 2005. Increased costs were principally driven by the addition of printing and paper expenses for new magazine titles, including Every Day with Rachael Ray and Cooking for 2, higher postage costs in Reader’s Digest North America, and a charge related to our calendar year 2006 World’s Finest Chocolate minimum tonnage purchase commitment. Also, product costs were higher in certain international markets, commensurate with the increase in revenues and due to an inventory charge at Books Are Fun to lower the value of old and discontinued items. These increases were partially offset by supply chain savings in certain international markets.

Promotion, marketing and administrative expenses decreased 7% to $(1,240) in 2006, compared with $(1,337) in 2005. The comparability of these amounts was affected by the inclusion of amortization of previously deferred magazine promotion costs of $(77) in 2005 (see Previously Deferred Magazine Promotion Expense below). Also, promotion, marketing and administrative expenses declined because certain intangible assets established when we acquired Reiman reached the end of their useful lives in 2005, and thus we recorded $21 of lower amortization; we also had lower promotion costs in Reader’s Digest North America. The effects of cost reduction measures at QSP, and lower commission expense at Books Are Fun because of lower sales, further lowered costs. These decreases were partially offset by increased costs in certain international markets, commensurate with the increase in revenues.

Reportable Segments
The loss for Consumer Business Services was driven by the effects of competitive pressures, costs associated with recruiting and retaining members of the independent sales force, and a charge to lower the value of old and discontinued inventory. Also, in the fourth quarter of 2006, we recorded a charge of $(6) associated with the calendar year 2006 minimum tonnage purchase commitment in our World’s Finest Chocolate licensing agreement. These factors were partially offset by the effects of cost reduction measures at QSP.

The improvement in profits for Reader’s Digest North America was principally driven by $21 of lower amortization of intangible assets at Reiman and lower promotion costs. This improvement was partially offset by costs associated with new initiatives.

Higher profits for Reader’s Digest International were driven by increased revenues, partially offset by investments in the business.

Corporate Unallocated
Corporate Unallocated expenses reflect the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, postretirement healthcare costs, and stock and executive compensation programs that are not allocated to the reportable segments. These expenses were $(40) in 2006, compared with $(38) in 2005. Increased costs were driven by stock option expense and lower net pension income, partially offset by the reversal of $4 from a litigation-related accrual recorded in previous periods that is no longer necessary and by lower incentive compensation expenses.

Other Operating Items, Net
Other operating items, net decreased to an expense of $(7) in 2006, compared with income of $14 in 2005. In 2006, restructuring charges comprised $(6) related to the Books Are Fun turnaround plan and $(5) related to various businesses, mostly in international markets. These charges were partially offset by gains of $3 from the sale of non-strategic assets and restructuring reversals of $1, principally related to severance accruals recorded in previous periods that are no longer necessary.

To implement our turnaround strategy at Books Are Fun, we recorded severance of $(3) to lower our cost base, streamline processes and restructure the management team. Actions associated with these restructuring initiatives are expected to be completed by the end of fiscal 2007. In addition, we recorded $(3) to write off capitalized software costs for abandoned assets.

We also recorded restructuring charges of $(5), principally severance, to lower our cost base and streamline operations across various businesses, mostly in international markets. Actions associated with these initiatives are expected to be completed by the end of fiscal 2007.

In 2005, we recorded income of $14 in other operating items, net. This amount comprises gains on the sales of non-strategic assets, including the sale of properties in various international markets and the sale of certain magazines, and restructuring reversals of $4 related to severance and other charges recorded in previous periods that are no longer necessary, partially offset by severance charges of $(4).

Goodwill Charge
We are required to assess the recoverability of goodwill and our indefinite-lived intangible assets at least annually. Due to a shortfall in Books Are Fun’s operating performance relative to our expectations during its peak selling season, we recorded a charge of $(188) in 2006 to write off its remaining goodwill. Similarly, in 2005 we recorded a goodwill charge of $(129). The fair value of Books Are Fun was determined by a third-party appraiser using a combination of discounted future net cash flows and an assessment of comparable companies in the marketplace. For further information, see Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to Consolidated Financial Statements.

2005 v. 2004

Revenues

Revenues were relatively flat in 2005 when compared with 2004. The effect of foreign currency fluctuations increased revenues in 2005 by 3%. While revenues were lower for all three of our reportable segments, the declining trend that Reader’s Digest North America and Reader’s Digest International have reported in recent years appears to have stabilized.

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

Revenues for Reader’s Digest International decreased slightly in 2005, compared with double-digit declines in 2004 and 2003, due to lower membership in series products and a decline in our active customer base. Planned reductions in circulation for Reader’s Digest magazine in certain markets to improve profitability, and the elimination of Moneywise magazine in the United Kingdom contributed to the decline. The largest declines were in Germany, Brazil, Mexico and the United Kingdom. Partially offsetting these declines were strength in single sales products and increased mail quantities in Australia as well as positive results from new markets and new products.

The slight revenue decline in Reader’s Digest North America was principally driven by the planned elimination of marginally profitable and unprofitable activity in Reader’s Digest Young Families and lower membership in series products. In addition, lower circulation revenues for Reader’s Digest magazine, due in part to the January 2004 reduction in the rate base, contributed to the decline. Partially offsetting these declines were improved revenues in Canada and our special interest magazines, and new revenues from products launched within the last two years. Reiman revenues in 2005 were flat compared with 2004.

Operating (Loss) Profit

Operating profit decreased significantly to a loss of $(34) in 2005, compared with a profit of $112 in 2004. The operating loss was principally driven by the goodwill charge of $(129) related to Books Are Fun and $(77) related to amortization of previously deferred magazine promotion costs (described in further detail below). The effect of foreign currency fluctuations reduced our operating loss in 2005 by $9. Lower profits for Consumer Business Services and investments in new products and geographic markets contributed to the decline. Despite lower revenues, profits at Reader’s Digest North America and Reader’s Digest International improved because of lower costs. Combined with lower Corporate Unallocated expenses and gains on sales of certain non-strategic assets of $14, these factors partially offset profit declines elsewhere.

Product, distribution and editorial expenses decreased to $(971) in 2005, compared with $(973) in 2004. The effect of foreign currency fluctuations increased these costs in 2005 by 3%. Lower overall sales volumes, and lower manufacturing and delivery costs for Reader’s Digest magazine due to reductions in the rate bases in various markets, including the January 2004 rate base reduction in the United States, principally drove the decline. These decreases were partially offset by costs incurred to enter new markets.

Promotion, marketing and administrative expenses increased 3% to $(1,337) for 2005, compared with $(1,294) in 2004. The effect of foreign currency fluctuations increased these costs in 2005 by 3%. In 2005, these expenses included amortization of previously deferred magazine promotion costs of $(77), while in 2004 these expenses included a charge of $(27) related to magazine deferred promotion costs (described below). In addition to this increase in magazine promotion costs, promotion, marketing and administrative expenses increased slightly because of costs incurred to enter new markets. These increases were partially offset by lower costs due to a reduced rate base for Reader’s Digest magazine, lower mail quantities for books and home entertainment products in various markets and for certain Reiman products, and the effects of cost reduction measures initiated in previous periods, including staff reductions.

Reportable Segments
Profits for Consumer Business Services declined principally because of lower sales activity and increased incentives at both QSP and Books Are Fun.

Improved profits for Reader’s Digest North America were driven by effective management of overhead costs, and by lower promotion and production costs because of lower overall promotion activity and the January 2004 reduction in the rate base for Reader’s Digest magazine. Partially offsetting this improvement were costs incurred to launch two new Reiman-inspired magazines, Cooking for 2 and Birds & Blooms Extra.

Profits for Reader’s Digest International improved because of increased response rates to promotional mailings for single sales products, more efficient mailings and the results of cost reduction measures initiated in previous periods. These improvements were partially offset by costs incurred to develop new products and enter new geographic markets, a critical component of the growth initiatives for this reportable segment.

Corporate Unallocated
Corporate Unallocated expenses reflect the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, postretirement healthcare costs, and stock and executive compensation programs that are not allocated to the reportable segments. These expenses were $(38) in 2005, compared with $(44) in 2004. Lower expenses were driven by an $8 increase in net pension income (from our over-funded U.S. pension plan) and a $2 decrease in postretirement healthcare costs (due to changes in our healthcare plans and recognition of a government Medicare subsidy announced in January 2004). We also had lower costs of $2 due to the favorable settlement of prior property taxes and due to the sale and partial leaseback of our Westchester, New York headquarters facility. These items were partially offset by a $(4) increase in employee compensation expenses.

Other Operating Items, Net
Other operating items, net was $14 in 2005, compared with $(9) in 2004. This includes gains from the sales of certain non-strategic assets totaling $14 and $6, respectively. The primary factors affecting comparability related to these gains were:

•	a gain of $7 from the sale of buildings in Portugal and Australia in 2005, compared with a gain of $6 from the sale of a building in Hong Kong in 2004
•	gains of $3 from the sale of Moneywise magazine in the United Kingdom and Crafting Traditions magazine in the United States, both of which occurred in the second quarter of 2005
•	a gain of $4 from the sale of other non-strategic assets in 2005, principally fine art

In addition, restructuring charges of $(4) (principally related to severance actions in the United States) in 2005 were offset by reversals of $4 related to severance and other charges recorded in previous periods that were no longer necessary. We review our restructuring plans periodically to determine the appropriateness of existing accruals in light of current circumstances. Accordingly, these charges were reversed because of the occurrence of events that affected our original plans.

Restructuring charges recorded in the second, third and fourth quarters of 2004 comprised $(14) for severance and $(3) for contract terminations, asset impairments and pension curtailments. Reversals of $2, principally related to severance, partially offset these charges.

Charges of $(14) for severance related to streamlining operations in certain international markets, domestic businesses and corporate departments. Charges of $(3) for contract terminations, asset impairments and pension curtailments principally represented costs associated with closing our Norway location and a lease termination at Books Are Fun.

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

Goodwill Charge
The third quarter of the fiscal year is our designated annual period to assess the recoverability of goodwill and our indefinite-lived intangible assets. Based on our assessment, Books Are Fun recorded a goodwill charge of $(129) in the third quarter of 2005 because the performance of our product portfolio and competitive pressures on margin resulted in revenue and operating profits falling short of our expectations. The fair value of Books Are Fun was determined independently using a combination of discounted future net cash flows and an assessment of comparable companies in the marketplace.

Other (Expense) Income, Net

2006 v. 2005

Other (expense) income, net was $(41) in 2006, compared with $(46) in 2005. The most significant component of other (expense) income, net was interest expense of $(48) and $(54) in 2006 and 2005, respectively. Interest expense in 2005 included $(7), principally related to the write-off of deferred financing fees because of refinancing activities consummated in the fourth quarter.

2005 v. 2004

Other (expense) income, net remained flat at $(46) in 2005, compared with 2004. The most significant component of other (expense) income, net was interest expense of $(54) and $(55) in 2005 and 2004, respectively. Interest expense in both periods included $(7), principally related to the write-off of deferred financing fees because of refinancing activities (see Liquidity and Capital Resources for additional information).

Income Taxes

2006 v. 2005

Since pre-tax losses in 2006 and 2005 were the result of non-deductible goodwill charges at Books Are Fun, we recorded income tax expense of $(31) and $(12), respectively. Tax expense in these years was also affected by certain discrete tax benefits. In 2006, we recorded discrete tax benefits of $6 due to the settlement of tax audits in foreign countries, and $2 due to changes in our estimates of permanent book-to-tax differences, as a result of filing our tax return for fiscal 2005. Tax expense in 2005 included benefits of $6 due to the reversal of tax liabilities resulting from various settlements of U.S. federal and state tax audits, partially offset by a reduction in the value of certain deferred tax assets as a result of a change to the tax law of a foreign jurisdiction.

2005 v. 2004

Since the pre-tax loss in 2005 was a result of non-deductible goodwill charges at Books Are Fun, we recorded an income tax expense of $(12), compared with a tax expense of $(17) in 2004. Income tax expense in both 2005 and 2004 were favorably affected by a reduction in tax liabilities resulting from various settlements of U.S. federal, state and foreign audits.

Net (Loss) Income

2006 v. 2005

As a result of the items discussed above, net loss in 2006 was $(117) or $(1.24) per share for both basic and diluted loss per share. In 2005, net loss was $(91) or $(0.95) per share for both basic and diluted loss per share. For both 2006 and 2005, the effect of potentially dilutive shares was not considered in the calculation of loss per share because such shares would have been anti-dilutive.

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

Results of Operations: Reportable Segments

Reader’s Digest North America

2006 v. 2005

Revenues for Reader’s Digest North America increased 2% to $939 in 2006, compared with $917 in 2005. The effect of foreign currency fluctuations increased revenues in 2006 by $8. Revenues increased principally because we have started to realize the benefits of previous investments to grow our business, including new magazine titles and the addition of our home party plan business. Also, advertising revenues were slightly higher. These increases were partially offset by lower books and home entertainment revenues.

Circulation revenue growth was driven by new magazine titles, including Every Day with Rachael Ray (launched in the second quarter of 2006), Cooking for 2 (launched in the third quarter of 2005) and Birds & Blooms Extra (launched in the fourth quarter of 2005), and by expansion of our themed newsstand specials. These improvements were partially offset by lower circulation revenue for certain Reiman-inspired cooking titles and for Reader’s Digest magazine due to a change in the mix of the renewal pool to newer subscribers and less reliance on agents.

Higher advertising revenues, due to the addition of Every Day with Rachael Ray and increased advertising pages in Reader’s Digest magazine, were partially offset by fewer advertising pages in our special interest magazines.

Lower books and home entertainment revenues were driven by lower sales of certain established Reiman-inspired book annual products, planned reductions in promotional activity in Reader’s Digest Young Families to improve profitability and lower membership in Select Editions. These declines were partially offset by increased sales of products in our home & health affinity, due to stronger products, and higher retail sales.

Operating profit increased 26% to $115 in 2006, compared with $91 in 2005. The increase in profitability was principally driven by $21 of lower amortization of certain intangible assets that were established when we acquired Reiman, because the assets reached the end of their useful lives in 2005, and lower promotion costs. Although investments in growth initiatives positively affected revenues in 2006, costs incurred to launch these businesses lowered profits. Higher postage costs also adversely affected profits.

2005 v. 2004

Revenues for Reader’s Digest North America were relatively flat in 2005 when compared with 2004. The effect of foreign currency fluctuations increased revenues in 2005 by $9. Lower revenues for U.S. Books and Home Entertainment and Reader’s Digest magazine were partially offset by increased revenues in Canada and for our special interest magazines.

Lower revenues for U.S. Books and Home Entertainment were driven by the planned elimination of marginally profitable and unprofitable activity in Reader’s Digest Young Families and a continued decline in Select Editions membership. Strong performance of certain single sales products, due in part to increased mail quantities, and increased Trade Publishing revenues partially offset these declines.

Circulation revenues for Reader’s Digest magazine were lower principally due to the January 2004 reduction in the rate base and a continued decline in renewal pools. However, the circulation decline shows signs of stabilizing following the reduction in the rate base and a decreased reliance on subscriptions generated by agents. Also, newsstand volume declined 9% because of industry-wide softness in this market, while fewer prescription drug and automotive pages drove a slight decline in advertising revenues.

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

Operating profit increased 19% to $91 in 2005, compared with $76 in 2004. The increase in profit was principally driven by effective management of overhead costs and lower promotion costs. Lower production costs for Reader’s Digest magazine, due to the January 2004 reduction in the rate base, contributed to the improvement. These increases were partially offset by investments in new products.

Reader’s Digest International

2006 v. 2005

Revenues for Reader’s Digest International increased 2% to $1,031 in 2006, compared with $1,012 in 2005. The effect of foreign currency fluctuations lowered revenues in 2006 by $17. The increase in revenues was driven by previous investments to extend our global scale and by investments in new customer acquisition. Growth in new markets, including Romania, Ukraine, Bulgaria and certain southeastern European markets, significantly contributed to the increase in revenues. Similarly, growth in our active customer base resulted in increased promotional mailings. Coupled with improved products or promotions, these factors translated into increased revenues in certain markets, including Russia, Brazil and Australia.

Revenues also benefited from the introduction of Reiman-inspired magazines in certain European markets as well as the introduction of new products in Asia.

While in the aggregate our active customer base increased, the number of active customers in certain markets decreased. This resulted in lower revenues in the United Kingdom, Poland, the Nordic region and Portugal. Also, revenues in Norway were lower because we licensed publication of Reader’s Digest magazine to a third party in 2005.

Operating profit increased 3% to $78 in 2006, compared with $76 in 2005. The improvement in profits was principally driven by an increase in our active customer base in certain markets. The most significant profit improvements were in Russia, Australia and France. These increases were partially offset by investments in the business.

2005 v. 2004

Revenues for Reader’s Digest International increased 4% to $1,012 in 2005, compared with $970 in 2004. The effect of foreign currency fluctuations increased revenues in 2005 by $66. Although revenues declined, the declining trend experienced in recent years appears to have become stable. Our active customer base has stabilized, after substantial declines in recent years. Other key indicators also showed progress, including improved response rates, strong performance of single sales products and stabilizing magazine circulation and series membership. Collectively, these trends indicate that actions taken to restore the business are positively affecting this segment.

The decrease in revenues was driven by Germany, Brazil, Mexico and the United Kingdom as a result of lower sales of books and home entertainment products due to declining continuity series membership, lower response rates to promotional mailings and a decline in our active customer base. In addition, revenues for Reader’s Digest magazine were lower because of planned reductions in circulation to better manage customer acquisition costs, improve profitability and achieve a sustainable circulation level.

Also, revenues were $(9) lower because we sold Moneywise magazine in the United Kingdom (in the second quarter of 2005) and because we licensed publication of Reader’s Digest magazine to a third party in Norway.

Increased revenues from single sales books and home entertainment products in Australia, Asia, and from new markets, including Romania and Ukraine, partially offset revenue declines elsewhere. The increase in revenues in Australia was driven by increased mail quantities due to an increased active customer base and improved response rates to promotional mailings, while revenues in Asia improved because of the introduction of new products.

Operating profit increased 34% to $76 in 2005, compared with $57 in 2004. The effect of foreign currency fluctuations improved profits in 2005 by $8. Improved profits were driven by the United Kingdom, Germany, Australia and the addition of new markets. The increase in profits was attributable to increased response rates to promotional mailings for single sales products, more efficient mailings, lower customer acquisition costs, the benefits of continuing cost reduction measures and lower product and distribution costs.

Consumer Business Services

2006 v. 2005

Revenues for Consumer Business Services decreased 8% to $446 in 2006, compared with $485 in 2005. The decline was principally driven by Books Are Fun and, to a much lesser extent, by QSP.

Revenues at Books Are Fun decreased 15% principally due to fewer corporate events held because of turnover of independent sales representatives and the resulting vacancies in certain territories. Also, because of softer performance of our product portfolio in the fourth quarter of 2006, average sales per school event were lower.

QSP revenues declined 2%, primarily due to an 8% decline in magazine volumes because of lower renewal rates. This decline was mitigated by an improvement in same school sales in 2006 when compared with 2005. Also, a 5% increase in World’s Finest Chocolate volumes despite the after-effects of Hurricanes Katrina and Rita, and increased gift revenues, because of a higher-priced mix of products sold, partially offset the decline.

In 2006, we incurred a loss of $(3), compared with a profit of $29 in 2005. The revenue changes described above, the effects of competitive pressures, and costs associated with recruiting and retaining members of the independent sales force at Books Are Fun principally drove the loss. We also recorded a charge at Books Are Fun to lower the value of old and discontinued items. While certain products were reserved to position them for sale through alternate channels, other products were written-off as we terminated certain non-core lines of business. At QSP, the benefits of cost reduction measures were partially offset by a charge of $(6) associated with the calendar year 2006 minimum tonnage purchase commitment in our World’s Finest Chocolate licensing agreement, despite increased sales volumes.

2005 v. 2004

Revenues for Consumer Business Services decreased 8% to $485 in 2005, compared with $525 in 2004. Both QSP and Books Are Fun contributed to the decline.

Revenues at Books Are Fun decreased 8% due to lower average sales per school event and fewer business display and corporate events held. Average sales per school event were lower because of weaker performance of our product portfolio and a shift in the mix of products sold to lower-priced products. Although we experienced significant sales force turnover in the school market early in the year, in the second half of the year we recovered lost events through intensive recruiting efforts. The decline in business events was driven by turnover in the independent sales force, due to increased competition, while turnover in accounts resulted in fewer corporate events. In contrast to the school market, our recruiting efforts were not as successful in recovering lost events. Also, because new representatives generally require a certain amount of time to build their territories, these representatives did not significantly affect revenues. During the year, the number of sales representatives in our primary lines of business, the school and corporate markets, decreased 1%.

Double-digit declines in magazine and gift sales volumes due to lower participation in fundraising programs drove the 8% decline in revenues at QSP. These declines were partially offset by increased sales of music and food products. Sales of World’s Finest Chocolate products increased 9% due to efforts to convert more of our food business to these products.

Operating profit for 2005 decreased 50% to $29, compared with $59 in 2004. The revenue changes described above along with increased incentives at Books Are Fun drove most of the decline in profits. Investments at QSP, including additional incentives, enhanced promotional materials and costs to integrate new products, contributed to the decline.

These declines were partially offset by the effect of cost reduction measures at QSP that were initiated during the second half of 2005.

Liquidity and Capital Resources
(includes forward-looking information)

The consolidated statement of cash flows for the year ended June 30, 2006 is summarized below:

Cash and cash equivalents at June 30, 2005	$38

Net change in cash due to:
Operating activities	48
Investing activities	(82)
Financing activities	29
Effect of exchange rate fluctuations on cash and cash equivalents	2
Net change in cash and cash equivalents	(3)
Cash and cash equivalents at June 30, 2006	$35

Cash and cash equivalents decreased 8% to $35 as of June 30, 2006, compared with $38 as of June 30, 2005. Cash flow from operations decreased to $48 in 2006, compared with $139 in 2005, principally driven by lower operating profits in Consumer Business Services and changes in working capital as we shifted our focus from stabilization to growth. Also, spending related to restructuring actions and programs to retain members of our independent sales force at Books Are Fun further lowered operating cash flow. Aside from these items, significant sources (uses) of cash were:

•	net proceeds from borrowings of $136
•	acquisition of Allrecipes.com for $(66)
•	dividend payments of $(40)
•	share repurchases of $(65)

Borrowings
Our primary debt obligations as of June 30, 2006 are our borrowings under our $500 Five-Year Revolving Credit Agreement (2005 Credit Agreement) and $300 in senior unsecured notes.

On April 14, 2005, we entered into a $400 Five-Year Revolving Credit Agreement to retire all outstanding borrowings under our Five-Year Revolving Credit and Competitive Advance Facility Agreement and $950 Term Loan Agreement (collectively referred to as the 2002 Credit Agreements) and for general corporate purposes. Financing fees of $(2) related to the 2005 Credit Agreement were deferred and are amortized on a straight-line basis over the life of the 2005 Credit Agreement. In connection with the termination of the 2002 Credit Agreements, we recorded a write-off of $(7) in the fourth quarter of 2005 related to the associated capitalized financing fees and the discontinuance of the related interest rate protection agreements.

On April 19, 2006, we entered into an amendment to our 2005 Credit Agreement, which increased the aggregate principal amount available to $500, increased the maximum leverage ratio (as defined in the amendment) and increased pricing when the leverage ratio is at higher levels. The interest rate on the 2005 Credit Agreement is currently at LIBOR plus 125 basis points and is subject to change based on our leverage ratio (as defined in the 2005 Credit Agreement). The 2005 Credit Agreement contains financial covenants that require us to maintain minimum interest coverage and maximum leverage ratios, and it is secured by the stock of a substantial portion of our subsidiaries.

During the third quarter of 2004, we completed a private placement, with registration rights, of $300 of 6½% senior unsecured notes due in 2011 (Senior Notes) in order to refinance amounts outstanding under the $950 Term Loan Agreement. In the fourth quarter of 2004, these notes were exchanged for notes that were registered under the Securities Act of 1933. The proceeds from this offering were used to repay $294 of principal outstanding under the 2002 Term Loan Agreement, with the remainder used to pay a portion of the financing costs.

At June 30, 2006 and 2005, we had borrowings of $695 and $559 outstanding, respectively, all of which are classified as long-term debt on the balance sheets.

In 2006, 2005 and 2004, we recorded interest expense, net of $(41), $(46), and $(50), respectively. Interest expense in 2005 included the write-off of financing fees of $(7) as a result of the termination of the 2002 Credit Agreements. Interest expense in 2004 included the write-off of financing fees of $(6) as a result of the refinancing and certain other transactions described above and the write-off of $(1) related to the termination of some of our interest rate caps that were no longer required (see Note 7, Financial Instruments, in our Notes to Consolidated Financial Statements for additional information). The weighted average interest rate on our borrowings charged by our lenders was 6.0%, 5.3% and 4.4%, respectively.

Other Liquidity Matters
International lines of credit and overdraft facilities totaled $32 at June 30, 2006 and $28 at June 30, 2005, of which $14 and zero were outstanding at June 30, 2006 and 2005, respectively. These lines of credit are subject to renewal annually.

On April 28, 2005, our Board of Directors authorized our repurchase of up to $100 of our Common Stock over the succeeding two years and rescinded its May 2001 authorization to repurchase up to $250 of our Common Stock. Under the April 2005 authorization, we repurchased 4 million shares for $63 in 2006. Since the April 2005 authorization, we repurchased 5 million shares for $70. We had not repurchased any shares under the May 2001 authorization since fiscal 2002.

On December 22, 2004, we completed the sale and partial leaseback of our corporate headquarters facility in Westchester, New York. Under the agreement, we received $49 in cash and will receive an additional $10 on the second anniversary of closing. The gain of $25, based on total consideration, was deferred and is being amortized over the initial 20-year lease term as a reduction in rent expense. During the lease term, we will make annual minimum lease payments of approximately $3, subject to increases every five years based on changes in the Consumer Price Index. In addition, we have leased additional space for three years in this facility at an annual cost of $1.

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

Contractual Obligations	Less than one year	One to three years	Three to five years	More than five years
Debt obligations:
Senior Notes(1)	---	---	300	---
2005 Revolving Credit facility(2)	---	---	395	---
Lease commitments:
Operating leases	25	41	31	75
Purchase commitments:
World’s Finest Chocolate(3)	56	131	138	778
Royalty contracts	2	2	1	1
Pension and postretirement obligations(4)	60	121	124	322
Service and outsource contracts(5)	12	15	5	---

Total	$155	$310	$994	$1,176

(1)	In the third quarter of 2004, we issued 6½% Senior Notes in a private placement. We used the proceeds from this offering to refinance amounts outstanding under the Term Loan Agreement.
(2)
This relates to our 2005 Credit Agreement, which we entered on April 14, 2005 and amended on April 19, 2006.  See Note 11, Debt, in our Notes to Consolidated Financial Statements for additional information.

(3)
In May 2000, QSP, Inc. entered into a licensing agreement with World’s Finest Chocolate, Inc. to obtain the exclusive right to distribute World’s Finest Chocolate products for fundraising purposes. This agreement has been amended several times, notably in 2003 when it was amended and extended. The commitments detailed above represent our minimum purchase requirements of chocolate products from fiscal 2007 until the agreement terminates in calendar 2020. During the fourth quarter of 2006, we determined that it was probable that we will not meet the calendar year 2006 minimum tonnage purchase commitment under this agreement. Accordingly, the fiscal 2007 purchase commitment in this table reflects lower purchases and the resulting $(6) charge. See Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to Consolidated Financial Statements for additional information.

(4)
This item includes payments that are expected to be made for pension and postretirement benefits. Amounts in the “More than five years” category only include projected payments from fiscal 2012 through fiscal 2016. See Note 8, Pension Plans and Other Postretirement Benefits, in our Notes to Consolidated Financial Statements for additional information.

(5)
This item includes a number of service contracts, such as product fulfillment agreements and information technology license and maintenance agreements. These contracts terminate at varying dates ranging from fiscal 2007 through fiscal 2010.

Fiscal 2006 Outlook
(includes forward-looking information)

During 2006, we launched a new three-year plan, shifting our focus from stabilization to sustainable, top- and bottom-line growth by (1) diversifying the core business, (2) deepening customer relationships and (3) leveraging our global scale. We made significant strides toward this goal as gains were driven both by contributions from established businesses, reflecting a more stable active customer base, and by contributions from new businesses.

In fiscal 2007, we expect to grow both revenues and profits in our reportable segments, principally driven by:

•	Accelerating growth from newly launched initiatives including businesses in new international markets, the magazine Every Day with Rachael Ray and Taste of Home Entertaining.
•	Further strengthening Reader’s Digest North America, Reader’s Digest International and QSP.
•
Returning Books Are Fun to profitability through a five-part plan that includes new management, cost reduction, strengthening the sales force, focusing on the core book and gift businesses, and improving the business model. The goals of the plan are to maintain and expand Books Are Fun’s leading position in the display marketing business, improve operating profit margins and position the business for long-term revenue growth.

•	Expanding our digital presence by integrating our existing food and Web activities with Allrecipes.com, the recently acquired leading home cooks website.

We expect these efforts will result in fiscal 2007 financial results as follows:

•	Total company revenues to grow mid-single digits.
•
Total company profitability to improve significantly, although partially offset by increased legal expenses, as we move our Books Are Fun lawsuits to trial, and the absence of certain gains recorded in 2006, including the reversal of a legal accrual and lower management compensation.

•	Earnings per share in the range of $0.88 to $0.98 per share, excluding restructuring charges and other items that cannot be forecasted at this time.

We expect year-over-year revenues to grow in each of the four quarters and operating profits to grow in every quarter, except the first quarter, when operating losses will increase significantly because of increased investment spending and a planned shift in the timing of customer-acquisition marketing activities.

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

Magazines— Sales of our magazine subscriptions, less estimated cancellations, are deferred and recognized as revenues proportionately over the subscription period. Revenues from sales of magazines through the newsstand are recognized at the issue date, net of an allowance for returns. Advertising revenues are recorded as revenues at the time the advertisements are published, net of discounts and advertising agency commissions.

Sponsor Fundraising Programs— Our sponsor fundraising program business, which operates principally through QSP, Inc., receives its revenues net of amounts due to its sponsors. Accordingly, we present revenues net of sponsors’ earnings. Sales of subscriptions to magazines published by other companies and sales of music products are recorded as revenues at the time orders are submitted to the publisher, net of bad debts and remittances to magazine and music publishers.

Books, Display Marketing and Other Products— Revenues are recorded when title passes, net of provisions for estimated returns and bad debts. For our display marketing products, title passes either at the point of sale or at the time of shipment. In certain circumstances, our promotion entitles the customer to a preview period. Revenue generated by these promotions is recognized after the preview period lapses.

The most significant element in our revenue recognition policy is the estimate of returns and bad debts, as noted below.

Estimates of Returns and Bad Debt
Our ability to accurately estimate returns and bad debt is critical in determining the amount of revenue to recognize and of promotion and agent costs to defer. We present our revenues net of an allowance for returns and bad debt.

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

Inventory Valuation
We periodically assess our inventory for obsolescence and to ensure it is recorded at the lower of cost or market value. In estimating the necessary inventory reserve, we forecast demand for products on hand and assess market conditions, including potential usage in future promotions. We also consider the shelf-life of our perishable inventory. Adjustments to inventory reserves are recorded in product, distribution and editorial expenses on the statements of operations.

Throughout the year approximately half of our net inventory relates to Books Are Fun. Because of the nature of the display marketing business model, inventory reserves as a percentage of total inventory at Books Are Fun are lower than in our other businesses. We continually monitor Books Are Fun’s reserve levels and recorded a charge of $(7) in 2006 to lower the value of old and discontinued items.

Inventory for our remaining businesses principally relates to magazine paper and other products. During the last few years, reserve levels have declined for our other businesses because of continued efforts to better manage inventories.

Deferred Promotion Costs and Related Amortization
Promotion costs for our books and home entertaining advertising costs are deferred only if certain criteria are met, including whether the future profit expected to be generated by a promotional campaign is greater than the costs deferred. Estimates of revenues and profits to be generated and of returns are made using historical data based on the type of product, method of promotion and customer targeted. As actual results for a specific promotional campaign are received, the campaign is reassessed. To the extent that capitalized costs of the campaign exceed the profit expected to be generated, the difference is expensed immediately. Amortization related to deferred promotion expenses is included in promotion, marketing and administrative expenses on the statements of operations. On a consolidated basis, our estimates have not differed significantly from actual results.

Pension Assumptions
The calculation of pension income (expense) is based on various actuarial assumptions. We review these assumptions annually, together with actuarial consultants, to determine reasonable rates.

During our periodic review of assumptions used in determining the net pension income (expense) to be recorded in 2006 (our measurement date is March 31 of the previous fiscal year), we examined the assumed long-term rate of return on pension assets and the discount rate. Currently, the long-term rate of return on pension assets is the most significant factor in determining our net pension income (expense). The assumed long-term rate of return on pension assets represents the rate of return we expect our pension assets to earn over an extended time horizon. Accordingly, significant changes in this rate due to short-term fluctuations in market conditions are not appropriate.

In 2006 and 2005, our assumed long-term rate of return on pension assets, used to determine net pension income for our over-funded U.S. plan, was 8.5%. Based on our projections and expectations of future performance, we have not changed our long-term rate of return on pension assets for 2007. A 25 basis point decrease in the long-term rate of return on pension assets used for 2006 would have decreased net pension income by $(2). Because our U.S. Retirement Plan is over-funded, this would not have affected our funding strategy.

In 2006 and 2005, our assumed long-term rate of return on our international pension assets, used to determine the net pension expense, was 6.92%. Based on our projections and expectations of future performance, our long-term rate of return on international pension assets for fiscal 2007 remained flat at 6.94%. A 25 basis point decrease in the weighted average long-term rate of return on pension assets used for 2006 would have increased net pension expense by approximately $(1).

The discount rate is currently not as significant an assumption in calculating the net pension income or benefit obligation for our U.S. plan because our plan is mature and includes a significant number of retirees who are currently receiving benefits. Accordingly, the period over which the obligation is discounted is much smaller than it would be for other employers’ plans. In both 2006 and 2005, the discount rate used to determine the pension income for our U.S. plans was 5.75%. Our discount rate for the 2007 pension income will increase to 6.0%. A 25 basis point decrease in the discount rate would decrease pension income by $(1). The discount rate is matched to yield curves reflective of the cash flows of our plan and also compared to indices of high-quality long-term corporate bonds of the appropriate duration.

For the international plans, the discount rate used to determine the pension expense was 5.36% and 5.50% in 2006 and 2005, respectively. The weighted average discount rate projected for pension expense in 2007 is expected to decrease to 4.92%. This is primarily driven by the decrease in rates of high-quality long-term corporate bonds in the United Kingdom. A 25 basis point decrease in the discount rate would have increased our 2006 pension expense by approximately $(1). The discount rates are generally set by reference to yields of high-quality long-term corporate bonds of the appropriate duration.

Income and expenses associated with our pension plans are included in promotion, marketing and administrative expenses on the statements of operations. Impacts on respective countries vary depending on the nature of each individual plan.

Restructuring Charges
We establish restructuring accruals for severance costs, contract terminations and asset impairments as a result of costs incurred to streamline our organization and reposition certain businesses.

Restructuring charges are recorded in accordance with Financial Accounting Standards (SFAS) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. Such liabilities are recorded based on their fair value, as defined. The provisions of this statement apply to all costs accrued related to restructuring activities, including one-time severance benefits. However, because our severance benefits are not considered one-time, we recognize these benefits under the provisions of SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions were recorded in accordance with SFAS No. 88). As such, amounts for severance are recognized when a termination plan is developed and approved and when payment is probable and estimable. We review our restructuring plans periodically to determine the appropriateness of existing accruals and the accrual levels are adjusted accordingly. Restructuring charges for all other types of costs, such as contract terminations, are recorded in accordance with SFAS No. 146. Asset impairments are calculated in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The impact of restructuring charges is recorded in other operating items, net on the statements of operations. See Note 3, Other Operating Items, Net, in our Notes to Consolidated Financial Statements for further information.

Long-Lived Assets
Goodwill and intangible assets with indefinite lives are assessed for impairment annually, or on an interim basis if indicators of impairment are present. These assessments, which require a great deal of judgment, involve management’s estimates of future cash flows, market trends and other factors. If goodwill and intangibles with indefinite lives are determined to be impaired, a loss is recorded.

Management’s estimates of future cash flows take into consideration market trends and our internal projections of performance relative to other constraints, including the efficiency and effectiveness of sales channels and potential changes in market penetration. External factors, such as competition and the health of regional economies, must also be considered. Although these factors are critical to assessing impairment, estimates of fair value are also sensitive to small changes in profit margins and discount rates.

Intangible assets with finite lives must be assessed for impairment whenever changes in circumstances indicate that the assets may be impaired. We assess recoverability by comparing the asset’s carrying amount to the undiscounted future net cash flows expected to be generated by the asset. To the extent the carrying value of the asset exceeds its future cash flows, an impairment loss is recorded based on the fair value of the asset. Impairments are recorded in other operating items, net on the statements of operations. See Note 6, Goodwill and Other Intangible Assets, Net, in our Notes to Consolidated Financial Statements for further information.

In addition to the above, property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess recoverability by comparing the asset’s carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset. Impairments are recorded in other operating items, net on the statements of operations. See Note 3, Other Operating Items, Net, in our Notes to Consolidated Financial Statements for further information.

Income Taxes
Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets, including foreign tax credits and net operating losses, are reduced by a valuation allowance if it is “more likely than not” that some portion or all of the deferred tax assets will not be realized.

We are subject to tax in a number of locations, including many state and foreign jurisdictions. As might be expected, significant judgment is required when calculating our world-wide provision for income taxes. Because of this uncertainty, we establish consolidated tax liabilities based on an estimate of whether it is likely that additional taxes and interest will be due. In some cases, many years may elapse before an audit is completed with respect to items for which an accrual has been established. As settlements are reached, we adjust the corresponding accruals, if required, in the period in which the final determination is made.

Stock Compensation
In accordance with SFAS No. 123R, “Share Based Payment,” compensation cost recognized in 2006 is measured using the fair-value method. The fair value of options granted are estimated on the date of their grant using the Black-Scholes option-pricing model. This model uses various weighted average assumptions including risk-free interest rates, expected life, expected volatility and expected dividend yield.

The risk-free interest rate for the periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. In 2005 and 2004, the expected life was based on historical exercises and terminations. Due to the insignificant number of stock option exercises during the past three fiscal years, in 2006 we have estimated the expected life of options granted to be the midpoint between the average vesting term and the contractual term. The expected volatility for the periods with the expected life of the option is determined using historical volatilities based on historical closing stock prices. The expected dividend yield is based on our annual dividend in relation to our historical average stock price. The increase in the dividend yield is attributed to the increased quarterly dividend beginning February 15, 2005.

See Note 9, Employee Equity Compensation Plans, in our Notes to Consolidated Financial Statements for further information.

Quantitative and Qualitative Disclosures About Market Risk
(includes forward-looking information)

The functional currency for our foreign operations is the local currency. In the normal course of business, significantly all of the transactions of our foreign operations occur in the local currency. We purchase forward contracts to minimize the effect of fluctuating currencies on specifically identifiable transactions. These transactions were minimal in 2006, 2005 and 2004. Based on our historical experience, we expect the foreign exchange gains and losses over the next year to be minimal.

Interest expense related to our 2005 Credit Agreement is sensitive to changes in the general level of U.S. interest rates. Based on our average debt outstanding under this agreement over the past twelve months, a 1% change in the interest rate charged on these borrowings would have affected our 2006 interest expense by $4.

Additional information is available in Note 7, Financial Instruments, in our Notes to Consolidated Financial Statements.

Recent Accounting Standards
(includes forward-looking information)

In June 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS 109” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition and measurement of tax positions. Disclosure requirements under this guidance will include a rollforward of the beginning and ending unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within a year. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are still evaluating the impact of this standard on our financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated Statements of Operations

	Years ended June 30,
In millions, except per share data	2006	2005	2004

Revenues	$2,386.2	$2,389.7	$2,388.5

Product, distribution and editorial expenses	(997.1)	(970.9)	(972.9)
Promotion, marketing and administrative expenses	(1,240.0)	(1,337.5)	(1,294.5)
Goodwill charge	(187.8)	(129.0)	---
Other operating items, net	(6.8)	14.1	(8.8)

Operating (loss) profit	(45.5)	(33.6)	112.3

Other (expense) income, net	(41.1)	(45.8)	(46.2)

(Loss) income before provision for income taxes	(86.6)	(79.4)	66.1

Income tax provision	(30.8)	(11.5)	(16.6)

Net (loss) income	$(117.4)	$(90.9)	$49.5

Basic and diluted (loss) earnings per share

Basic (loss) earnings per share Weighted average common shares outstanding	95.9	97.4	97.1

Basic (loss) earnings per share	$(1.24)	$(0.95)	$0.50

Diluted (loss) earnings per share Adjusted weighted average common shares outstanding	95.9	97.4	99.2

Diluted (loss) earnings per share	$(1.24)	$(0.95)	$0.49

Dividends per common share	$0.40	$0.30	$0.20

See accompanying Notes to Consolidated Financial Statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated Balance Sheets
	At June 30,
In millions, except share data	2006	2005
Assets
Current assets
Cash and cash equivalents	$34.7	$37.7
Accounts receivable, net	261.9	233.9
Inventories	172.3	162.4
Prepaid and deferred promotion costs	62.3	53.8
Prepaid expenses and other current assets	173.1	144.9

Total current assets	704.3	632.7

Property, plant and equipment, net	119.3	119.3
Goodwill	744.1	880.9
Other intangible assets, net	134.4	137.8
Prepaid pension assets	324.6	307.9
Other noncurrent assets	95.4	102.0

Total assets	$2,122.1	$2,180.6

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$128.2	$109.8
Accrued expenses	257.3	267.4
Income taxes payable	40.6	34.5
Unearned revenues	394.1	395.5
Other current liabilities	9.8	12.4

Total current liabilities	830.0	819.6

Long-term debt	695.0	559.2
Unearned revenues	131.2	133.0
Accrued pension	108.7	121.5
Postretirement and postemployment benefits other than pensions	94.2	96.7
Other noncurrent liabilities	87.9	84.4

Total liabilities	$1,947.0	$1,814.4
Commitments and contingencies (Notes 6, 11 and 13)

Stockholders’ equity
Preferred stock	28.8	28.8
Common stock (par value $0.01 per share; authorized 200,000,000 shares; 145,922,062 issued in 2006 and 2005; 95,047,776 and 99,256,958 outstanding in 2006 and 2005, respectively)	1.5	1.5
Unamortized restricted stock	---	(9.1)
Paid-in capital	208.1	206.8
Retained earnings	1,064.3	1,221.6
Accumulated other comprehensive loss	(67.4)	(84.1)
Treasury stock, at cost (50,874,286 and 46,665,104 shares in 2006 and 2005, respectively)	(1,060.2)	(999.3)

Total stockholders’ equity	175.1	366.2

Total liabilities and stockholders’ equity	$2,122.1	$2,180.6

See accompanying Notes to Consolidated Financial Statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
	Years ended June 30,
In millions	2006	2005	2004

Cash flows from operating activities
Net (loss) income	$(117.4)	$(90.9)	$49.5
Depreciation and amortization	36.8	56.9	63.2
Magazine deferred promotion charge	---	---	27.2
Asset impairments	190.6	129.0	1.1
Amortization of debt issue costs	1.5	10.3	12.1
Stock-based compensation	14.3	11.2	10.2
Net gain on sales of long-term assets	(4.1)	(14.3)	(10.0)
Changes in assets and liabilities, net of effects of acquisitions and dispositions
Accounts receivable, net	(19.1)	3.6	34.1
Inventories	(7.8)	(7.7)	6.4
Prepaid and deferred promotion costs (including the amortization of previously deferred promotion costs)	(7.5)	54.0	0.7
Other assets	(25.7)	13.6	4.3
Unearned revenues	(9.2)	(9.0)	(12.7)
Income and deferred taxes, net	(0.3)	0.1	1.6
Accounts payable and accrued expenses	1.9	(7.1)	(6.8)
Other liabilities	(6.3)	(10.7)	(6.5)

Net change in cash due to operating activities	47.7	139.0	174.4

Cash flows from investing activities
Proceeds from sales of other long-term assets	0.9	6.7	3.8
Proceeds from sales of property, plant and equipment	3.7	62.8	7.1
Purchase of Allrecipes.com, net of cash acquired	(65.9)	---	---
Purchases of intangible assets	(0.5)	---	(1.3)
Capital expenditures	(19.9)	(23.5)	(16.1)

Net change in cash due to investing activities	(81.7)	46.0	(6.5)

Cash flows from financing activities
Proceeds / (repayments) from borrowings, net	135.8	214.6	43.9
Proceeds from Senior Notes offering	---	---	300.0
Repayments of term loan	---	(377.0)	(488.4)
Cash paid for financing fees	(0.3)	(2.2)	(7.6)
Proceeds from employee stock purchase plan and exercise of stock options	2.2	3.3	2.5
Dividends paid	(39.9)	(30.5)	(20.7)
Treasury stock repurchases	(65.2)	(5.0)	---
Other, net	(3.7)	(3.0)	0.5

Net change in cash due to financing activities	28.9	(199.8)	(169.8)

Effect of exchange rate fluctuations on cash and cash equivalents	2.1	2.2	0.9

Net change in cash and cash equivalents	(3.0)	(12.6)	(1.0)

Cash and cash equivalents at beginning of year	37.7	50.3	51.3

Cash and cash equivalents at end of year	$34.7	$37.7	$50.3

Supplemental information
Cash paid for interest	$38.7	$36.8	$34.2
Cash paid for income taxes	$34.1	$21.2	$28.7

See accompanying Notes to Consolidated Financial Statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

	Capital Stock
In millions	Preferred Stock	Common Stock	Unamortized Restricted Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock, at Cost	Total
Balance at June 30, 2003	$28.8	$1.5	$(12.7)	$215.0	$1,314.2	$(109.2)	$(1,024.7)	$412.9
Comprehensive income
Net income					49.5			49.5
Other comprehensive income:
Translation gain						5.8		5.8
Net unrealized gain on investments, net of deferred taxes of $(0.1)						0.2		0.2
Reclassification adjustments for investment gains that are included in net income, net of deferred taxes of $0.3						(0.5)		(0.5)
Net realized loss on derivatives, net of nominal deferred taxes						(0.1)		(0.1)
Reclassification adjustments for derivative losses that are included in net income, net of deferred taxes of $(0.5)						0.9		0.9
Minimum pension liability, net of deferred taxes of $(7.7)						13.5		13.5
Total comprehensive income								69.3

Stock issued under various plans			0.2	(4.9)			18.9	14.2
Common Stock dividends					(19.4)			(19.4)
Preferred Stock dividends					(1.3)			(1.3)
Balance at June 30, 2004	$28.8	$1.5	$(12.5)	$210.1	$1,343.0	$(89.4)	$(1,005.8)	$475.7

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity, continued

	Capital Stock
In millions	Preferred Stock	Common Stock	Unamortized Restricted Stock		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock, at Cost	Total
Balance at June 30, 2004	$28.8	$1.5		$(12.5)	$210.1	$1,343.0	$(89.4)	$(1,005.8)	$475.7
Comprehensive loss
Net loss						(90.9)			(90.9)
Other comprehensive income:
Translation gain							8.1		8.1
Reclassification adjustments for derivative losses that are included in net income, net of nominal deferred taxes							0.5		0.5
Minimum pension liability, net of deferred taxes of $1.9							(3.3)		(3.3)
Total comprehensive loss									(85.6)

Stock issued under various plans				3.4	(3.3)			13.5	13.6
Common Stock repurchased								(7.0)	(7.0)
Common Stock dividends						(29.2)			(29.2)
Preferred Stock dividends						(1.3)			(1.3)
Balance at June 30, 2005	$28.8	$1.5		$(9.1)	$206.8	$1,221.6	$(84.1)	$(999.3)	$366.2
Comprehensive loss
Net loss
Other comprehensive income:						(117.4)			(117.4)
Translation gain							9.4		9.4
Minimum pension liability, net of deferred taxes of $(3.7)							7.3		7.3
Total comprehensive loss									(100.7)

Reclassification of Unamortized Restricted Stock to Paid-In Capital				9.1	(9.1)				---
Stock issued under various plans					10.4			2.3	12.7
Common Stock repurchased								(63.2)	(63.2)
Common Stock dividends						(38.6)			(38.6)
Preferred Stock dividends						(1.3)			(1.3)
Balance at June 30, 2006	$28.8	$1.5	$	---	$208.1	$1,064.3	$(67.4)	$(1,060.2)	$175.1

Accumulated Other Comprehensive Loss, net of tax, is comprised of foreign currency translation adjustments of ($31.8), ($42.5) and ($50.6) at June 30, 2006, 2005 and 2004 respectively; minimum pension liabilities of ($35.6), ($41.6) and ($38.3) at June 30, 2006, 2005 and 2004, respectively; and unrealized losses on derivatives of ($0.5) at
December 31, 2004.

See accompanying Notes to Consolidated Financial Statements.

Unless otherwise indicated, references in Notes to Consolidated Financial Statements to “we,” “our” and “us” are to The Reader’s Digest Association, Inc. and its subsidiaries. All references to 2006, 2005 and 2004, unless otherwise indicated, are to fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Our fiscal year represents the period from July 1 through June 30.

Note 1  Organization and Summary of Significant Accounting Policies

Description of Our Business

We are a diversified media company that produces and distributes books, magazines and other products worldwide. We sell these and other products through direct marketing and direct sales channels. Our best known trademark is our flagship magazine, Reader’s Digest. We conduct business through three reportable segments: Reader’s Digest North America, Reader’s Digest International and Consumer Business Services. For further commentary regarding these segments, see Management’s Discussion and Analysis and Note 14, Segments.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include the accounts of The Reader’s Digest Association, Inc. and its majority-owned subsidiaries. Intercompany transactions and accounts have been eliminated in consolidation. These financial statements are prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of operating revenues and expenses during the reporting period. These estimates are based on management’s knowledge of current events and actions that we may undertake in the future; however, actual results may ultimately differ from those estimates. The primary estimates underlying our consolidated financial statements include allowances for returns and doubtful accounts, valuations of inventories, recoverability of direct response advertising and subscriber acquisition costs, recoverability of goodwill and other intangible assets, income taxes, estimates of pension, postemployment and postretirement benefits and valuations of our stock options.

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

Long-Lived Assets

Property, Plant and Equipment, Net

Assets that comprise property, plant and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation expense is generally calculated on a straight-line basis over the estimated useful lives of the assets: 10-40 years for buildings; 3-10 years for equipment, furniture and fixtures; and 5 years for software. Leasehold improvements are amortized on a straight-line basis over the initial term of the lease or the useful life of the improvement, whichever is shorter.

Goodwill and Other Intangible Assets, Net

Goodwill comprises the excess of costs over the fair value of net assets of acquired businesses. Other intangible assets, net comprises licensing agreements, customer lists, tradenames and other items. Acquired intangibles with finite lives are amortized, on a straight-line basis, over their estimated useful lives. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information.

Impairment of Long-Lived Assets

We review for recoverability, at least annually, the carrying amount of goodwill and intangibles with indefinite lives. This assessment involves comparing the fair value of the reporting unit or asset, as applicable, to its carrying value. Recognition of the impairment, if any, is determined in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” See Note 6, Goodwill and Other Intangible Assets, Net, for additional information.

Intangible assets with finite lives and property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess recoverability by comparing the asset’s carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

Stock-Based Compensation

Effective July 1, 2005, we adopted the fair-value recognition provision of SFAS No. 123R, “Share-Based Payment” (SFAS No. 123R) and Securities and Exchange Commission Staff Accounting Bulletin No. 107 (SAB 107), using the modified prospective transition method; therefore prior periods have not been restated. Prior to July 1, 2005, we accounted for stock-based compensation under SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). As permitted by SFAS No. 123, compensation cost was recognized for stock-based compensation using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). Under this method, compensation cost was the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Since we grant stock options with an exercise price equal to the market price at the date of grant, no compensation cost was recognized. Additional information is presented in Note 9, Employee Equity Compensation Plans.

Financial Instruments

Due to the short-term maturities of our cash, cash equivalents, receivables and payables, the carrying value of these financial instruments approximates their fair values. Due to variable interest rates and current market prices, the fair value of our $500.0 Revolving Credit Agreement and Senior Notes, respectively, approximate their carrying values. See Note 11, Debt, for additional information on our debt instruments.

Pensions and Postretirement Benefits Other Than Pensions

We account for our pension and postretirement benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Pursuant to these statements, obligations are determined using actuarial models that incorporate estimates for employee turnover and mortality, increases in employee compensation and healthcare costs, and an employee’s age at retirement. These estimates are reviewed annually with actuarial consultants to determine the reasonableness of our assumptions. While these models help determine the obligation, SFAS No. 87 and No.106 attempt to match recognition of the obligation with the period over which our employees earn benefits. Because employees earn benefits over many years of service, the accounting rules require the recognition of certain events (including plan amendments and certain gains and losses) over multiple years rather than the year the event occurs. This principle also applies to recognition of the expected return on plan assets. Although the rate represents our expectation of the long-term performance of our asset portfolio, performance will likely vary in the short term. We amortize the difference between the actual and expected return on assets over a five-year period. Income and expenses associated with our pension plans are included in promotion, marketing and administrative expenses on the statements of operations.

In addition, pursuant to SFAS No. 87, we recognize a minimum pension liability in certain instances where the plan’s accumulated benefit obligation as of our measurement date, March 31, exceeds the fair value of plan assets. This amount is adjusted based on whether we have a net pension asset or liability. The minimum pension liability, as adjusted, is included in the accrued pension caption on our balance sheets. The offset is first applied to any unrecognized prior service cost and the remainder is included in accumulated other comprehensive loss in stockholders’ equity on our balance sheets.

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

Sponsor Fundraising Programs

Our sponsor fundraising program business, which operates principally through QSP, Inc., receives its revenues net of amounts due to its sponsors. Accordingly, we present revenues net of sponsors’ earnings. Sales of subscriptions to magazines published by other companies and sales of music products are recorded as revenues at the time orders are submitted to the publisher, net of bad debts and remittances to magazine and music publishers.

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

Shipping and Handling

Costs for shipping products to customers and the associated handling costs are expensed as incurred and are included in product, distribution and editorial expenses on the statements of operations.

In certain circumstances, shipping and handling costs are billed to the customer. These billings are recognized in revenue.

Promotion Costs

Non-direct advertising, including internal advertising costs and market testing and fulfillment costs, are expensed as incurred.

Direct response advertising consists primarily of promotion costs incurred, such as paper and postage, in connection with the sale of magazine subscriptions, books and other products. We account for costs of direct response advertising under the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, “Reporting on Advertising Costs.” Under SOP 93-7, costs associated with direct response advertising that can be directly linked to eliciting sales and result in probable future benefits are capitalized on a cost-pool-by-cost-pool basis. Books and home entertainment advertising costs are amortized over a period that is generally less than one year. We assess the carrying amount of our capitalized direct response advertising costs for recoverability on a periodic basis. Magazine related direct response advertising costs are expensed when the related promotion is mailed.

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

Promotion expense, which consists of both amortization of promotion costs and costs expensed as incurred, included on the statements of operations totaled $(700.7) in 2006; $(724.7) in 2005, including $(77.1) related to previously deferred magazine promotion costs; and $(678.5) in 2004, including $(27.2) related to our magazine deferred promotion charge. Prepaid and deferred promotion costs included on the balance sheets were $62.3 and $53.8 as of June 30, 2006 and 2005, respectively.

Commissions earned by agents for new magazine subscribers are included in promotion, marketing and administrative expenses on the statements of operations. These costs are deferred and amortized over the related subscription term, typically one to three years. Amounts deferred and included in prepaid expenses and other current assets on the balance sheets were $21.7 and $22.7 as of June 30, 2006 and 2005, respectively. Amounts included in other noncurrent assets on the balance sheets were $25.5 and $25.8 as of June 30, 2006 and 2005, respectively.

Income Taxes

Income taxes are accounted for under the provisions of SFAS No. 109, “Accounting for Income Taxes.” In accordance with SFAS No. 109, deferred income taxes, net of valuation allowances, reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. These deferred taxes are calculated by applying currently enacted tax rates. Valuation allowances are recorded when it is “more likely than not” that a deferred tax asset will not be realized.

Basic and Diluted (Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net (loss) income less preferred stock dividend requirements ($1.3 for each of 2006, 2005 and 2004) by the weighted average number of shares of Common Stock outstanding during the year.

Diluted earnings per share is computed in the same manner except that the weighted average number of shares of Common Stock outstanding assumes the exercise and conversion of certain stock options and vesting of certain restricted stock. For the years ended June 30, 2006 and 2005, 14.4 million and 15.2 million stock options and shares of restricted stock outstanding, respectively, were excluded from the diluted-loss per share calculations since the effect of including them would have been anti-dilutive. Accordingly, our diluted loss per share for these years is calculated using the basic weighted average number of common shares outstanding.

For 2004, the assumed exercise and conversion of stock options and vesting of restricted stock were 2.2 million shares. In addition, stock options to purchase approximately 10.8 million shares of Common Stock that were outstanding during 2004 were not included in the computation of diluted earnings per share since the effect of including these options would have been anti-dilutive.

Foreign Currency Translation

The functional currency for our foreign operations is the local currency. Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders’ equity in accumulated other comprehensive (loss) income.

Recent Accounting Standards

In June 2006, the FASB issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS 109” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition and measurement of tax positions. Disclosure requirements under this guidance will include a rollforward of the beginning and ending unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within a year. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are still evaluating the impact of this standard on our consolidated financial statements.

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

Note 2  Acquisitions

On April 20, 2006, we purchased 100% of the outstanding stock of Allrecipes.com for $66.5, net of cash acquired of $2.5. Included in the purchase price is $5.3 of consideration held in escrow to indemnify us for any potential breaches of the purchase agreement. This amount is expected to be released from escrow by the first half of fiscal 2008. Allrecipes.com is an online community food and cooking website that leverages an active and growing network of home cooks to generate revenue from advertising sponsorships and retail licensing. This acquisition provides us with a digital platform to further leverage our food and cooking titles. This synergy resulted in $50.5 of goodwill, which is not deductible for tax purposes.

The acquisition was accounted for using the purchase method of accounting. Allrecipes.com operating results have been included in our consolidated financial statements since April 20, 2006 as part of our Reader’s Digest North America reportable segment. Pro forma results of operations, as if the Allrecipes.com acquisition had been made as of July 1, 2004, were not presented due to immateriality.

Acquired identified finite-lived intangibles, totaling $8.3, are comprised of: licenses, advertising relationships, non-compete agreements, website content and developed technologies. These intangible assets are amortized over their estimated useful lives, with a weighted-average amortization period of 5.3 years. The acquired tradename is considered an indefinite-lived intangible asset. The following table represents the fair values of assets acquired and liabilities assumed at the date of acquisition:

	Amortization Life (in years)	Fair Market Value
Identified finite-lived intangible assets:
Licenses	3	$1.3
Advertising relationships	4	1.9
Non-compete agreements	2	0.1
Website content	10	2.1
Developed technology	4	2.9
Indefinite-lived tradename		3.6
Goodwill		50.5
Other net assets acquired		4.1
Total purchase price net of cash acquired		$66.5

Note 3  Other Operating Items, Net

Items included in Other Operating Items, Net consist of: 1) gains from the sales of certain non-strategic assets and 2) restructuring charges, representing the streamlining of our organizational structure and the strategic repositioning of our businesses, including associated asset impairments.

Gains from the sales of certain non-strategic assets for the years ended June 30, 2006, 2005 and 2004 were $3.4, $14.1 and $6.2, respectively. Gains in 2006 included $2.5 from the sale of our building in Mexico and $0.5 from the sale of certain fine art. Gains in 2005 included $7.0 from the sale of our buildings in Australia and Portugal, $3.0 from the sale of Moneywise magazine in the United Kingdom and Crafting Traditions magazine in the United States, $3.2 from the sales of certain fine art and $1.0 from the sale of other non-strategic assets. Gains in 2004 included $6.1 from the sale of our building in Hong Kong.

Restructuring charges are recorded in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under SFAS No. 146, costs associated with restructuring actions, including one-time severance benefits, are only recorded once a liability has been incurred. SFAS No. 146 does not consider severance benefits determined pursuant to an existing formula as one-time benefits. As our severance programs do not qualify as one-time benefits, we recognize severance amounts pursuant to SFAS No. 112, “Employers’ Accounting for Postemployment Benefits” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions are recorded in accordance with SFAS No. 88). Severance charges represent the cost to separate employees from our operations to streamline the organization. The separation is accomplished through a combination of voluntary and involuntary severance programs. As such, severance amounts are recorded when a termination plan is developed and approved, including the identification of positions to be separated, and when payment is probable and estimable. Other amounts related to restructuring actions, including charges to terminate contractual obligations in connection with streamlining activities, are recorded in accordance with SFAS No. 146. Asset impairments related to the carrying value of certain long-lived assets are calculated in accordance with the provisions of SFAS No. 144.

We recorded restructuring charges on the statements of operations of $(10.2) in 2006 and $(15.0) in 2004. In certain instances, circumstances arose that resulted in decisions to retain employees previously identified for termination, and in certain other instances the costs associated with actions identified were settled for less than originally anticipated. In these instances, the associated charges were reversed.

The table below outlines the activity related to the restructuring actions recorded in 2006 and previous years.

Initial year of charge	Balance at June 30, 2005	(Adjustments)/ Accruals	Spending	Balance at June 30, 2006
2005 & prior	$10.1	$(0.8)	$(6.1)	$3.2
2006	---	$7.5	$(1.0)	$6.5
Total	$10.1	$6.7	$(7.1)	$9.7

During 2006, restructuring activities comprised:

•
Charges of $(2.8) for severance, $(2.6) for asset impairments, and $(0.5) for other costs associated with the restructuring plan at Books Are Fun. These charges were taken at Books Are Fun to lower the cost base, upgrade the management team and sales force, and improve the business model. The actions associated with these initiatives are expected to be completed by the end of fiscal 2007. Asset impairment charges were primarily attributed to write-offs of capitalized software costs related to abandoned assets. The remaining costs are those incurred to close the Books Are Fun jewelry business and to terminate contractual lease obligations.

•
Charges of $(3.5) for severance, $(0.2) for asset impairments, and $(1.4) in other costs to lower our cost base commensurate with our current revenues and in an effort to streamline our operations. Approximately 29%, 54% and 17% of these costs related to Reader’s Digest North America, Reader’s Digest International and Consumer Business Services, respectively. These actions will be completed by the end of fiscal 2007.

•
Income of $(0.8) related to reversals, primarily of severance, of charges recorded in previous years. We review our restructuring plans periodically to determine the appropriateness of existing accruals in light of current circumstances. Accordingly, these charges were reversed because of the occurrence of events that affected our original plans.

During 2005, restructuring activities comprised:

•
Charges of $(3.6), primarily related to severance costs. These charges were taken to lower our cost base in commensuration with our current revenues and in an effort to streamline our operations. These severance costs related to the termination of positions, were substantially completed by June 30, 2006, and of which 48% were located in Reader’s Digest North America, 22% were located in Reader’s Digest International, 20% were located in Consumer Business Services and 10% related to Corporate.

•
Income of $3.6 related to reversals, primarily severance, of charges recorded in previous years. We review our restructuring plans periodically to determine the appropriateness of existing accruals in light of current circumstances. Accordingly, these charges, principally consisting of severance, were reversed because of the occurrence of events that affected our original plans.

During 2004, restructuring activities comprised:

•
Charges of $(13.7) for severance and $(4.3) for contract terminations, asset impairments and costs associated with closing our Norway location. The severance charges related to streamlining operations in certain international markets and corporate departments. As a result of these actions, the employees were severed by June 30, 2006, of which 50% were located in Reader’s Digest North America, 39% were located in Reader’s Digest International and 11% related to Corporate.

•	Income of $1.3 related to pension curtailments as a result of employee terminations.

•
These charges were partially offset by $1.7 of reversals of charges recorded in previous periods that are no longer necessary. We review our restructuring plans periodically to determine the appropriateness of existing accruals in light of current circumstances. Accordingly, these charges, principally consisting of severance, were reversed because of the occurrence of events that affected our original plans.

Note 4  Other (Expense) Income, Net

	2006	2005	2004
Interest income	$6.9	$7.4	$5.2
Interest expense(1)	(47.9)	(53.6)	(55.0)
Net gain on the sales of certain investments(2)	---	---	3.8
Net (loss) gain on foreign exchange	(0.5)	---	(0.1)
Other (expense) income, net	0.4	0.4	(0.1)
Total other (expense) income, net	$(41.1)	$(45.8)	$(46.2)

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
(2) Net gain on the sales of certain investments in 2004 included proceeds of $2.7 received in exchange for our interest in Schoolpop, Inc., which merged into an unrelated third party. This item also included sales of our shares in LookSmart, Ltd. of $0.8 in 2004.

Note 5  Supplemental Balance Sheet Information

The components of certain balance sheet accounts as of June 30 are as follows:

Accounts Receivable, Net
	2006	2005
Gross accounts receivable, trade	$422.4	$401.3

Beginning reserve for returns	(69.3)	(56.3)
Additions to allowances(1)	(417.7)	(387.3)
Actual returns(2)	424.9	374.3
Ending reserve for returns	(62.1)	(69.3)

Beginning reserve for bad debts	(98.1)	(98.1)
Additions to allowances(1)	(100.4)	(97.0)
Actual bad debts(2)	100.1	97.0
Ending reserve for bad debts	(98.4)	(98.1)
Ending reserve for returns and bad debts	(160.5)	(167.4)
Accounts receivable, net	$261.9	$233.9

(1)
Additions to allowances represent estimated reserves established at the time of revenue recognition for returns and bad debts in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists.” Amounts are recorded as an offset to revenues.

(2)	Actual returns and bad debts include actual experience during the period and the effects of foreign currency translation.

Inventories

	2006	2005
Raw materials	$12.8	$11.9
Work in process	7.2	5.6
Finished goods	195.6	188.4
Gross inventory	215.6	205.9

Beginning inventory reserve	(43.5)	(42.7)
Additions to reserve	(10.7)	(7.5)
Inventory write-offs	10.9	6.7
Ending inventory reserve	(43.3)	(43.5)
Inventories, net	$172.3	$162.4

Property, Plant and Equipment, Net
	2006	2005
Land	$10.0	$10.1
Buildings and building improvements	87.3	85.2
Furniture, fixtures and equipment	89.9	97.2
Software	75.9	67.9
Leasehold improvements	25.6	19.6
	288.7	280.0
Accumulated depreciation and amortization*	(169.4)	(160.7)
Total property, plant and equipment, net	$119.3	$119.3

*Depreciation and amortization expense related to property, plant and equipment amounted to $20.3, $20.0 and $23.6 for the years ended June 30, 2006, 2005 and 2004, respectively.

Other Noncurrent Assets
	2006	2005
Deferred tax assets	$46.2	$39.4
Other, principally operating assets	49.2	62.6
Total other noncurrent assets	$95.4	$102.0

Accrued Expenses
	2006	2005
Compensation and other employee benefits	$71.1	$80.5
Royalties and copyrights payable	14.0	16.6
Taxes, other than income taxes	8.2	7.3
Accrued interest	11.6	9.0
Other operating items, net (see Note 3)	9.7	10.1
Other, principally operating expenses	142.7	143.9
Total accrued expenses	$257.3	$267.4

Other Noncurrent Liabilities
	2006	2005
Deferred tax liabilities	$11.6	$8.0
Deferred gain related to our Westchester, NY facility sale and leaseback (see Note 13)	21.6	22.8
Other, principally operating liabilities	54.7	53.6
Total other noncurrent liabilities	$87.9	$84.4

Note 6  Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill by reportable segment for the fiscal year ended June 30, 2006 are as follows:

	Reader’s Digest North America	Consumer Business Services	Total

Balance as of June 30, 2005	$687.5	$193.4	$880.9
Additions as a result of the Allrecipes.com acquisition (see Note 2)	50.5	---	50.5
Impact of foreign currency translation on goodwill balances outside the United States	---	0.5	0.5
Goodwill charge	---	(187.8)	(187.8)
Balance as of June 30, 2006	$738.0	$6.1	$744.1

At least annually (in the third quarter), we review the carrying amount of goodwill and other intangibles with indefinite lives in our reporting units for recoverability. Reiman and Books Are Fun are our primary reporting units in Reader’s Digest North America and Consumer Business Services, respectively. In interim periods, we continually monitor changes in our businesses for indicators of impairment. Due to the shortfall in Books Are Fun’s operating performance relative to our expectations during our peak selling season, we were required to review goodwill balances related to this business in the second quarter of 2006. The decline in performance was attributed to competitive pressure on margin and turnover of independent sales representatives. Based on our assessment, Books Are Fun recorded a charge of $(187.8) in the second quarter of 2006 to write off its remaining goodwill. During our annual review in 2005, we also recorded a goodwill charge of $(129.0). The fair value of Books Are Fun was determined by a third-party appraiser using a combination of discounted net cash flows and an assessment of comparable companies in the marketplace. The annual recoverability tests for the other reporting units were performed during the third quarter and we determined that no other goodwill and intangible losses have occurred.

The following categories of acquired intangible assets are included in other intangible assets, net as of June 30, 2006 and 2005:

	2006		2005
	Gross	Net	Gross	Net

Intangible assets with indefinite lives:
Tradenames	$93.3	$93.3	$89.7	$89.7

Intangible assets with finite lives:
Licensing agreements	60.0	28.2	57.3	31.9
Customer lists	138.3	6.1	137.8	16.2
Other intangibles, including tradenames and noncompete agreements	9.2	6.8	3.0	---
Total intangible assets	$300.8	$134.4	$287.8	$137.8

Amortization related to intangible assets with finite lives amounted to $(16.5), $(36.9) and $(39.6) for the years ended June 30, 2006, 2005 and 2004, respectively. The remaining weighted average amortization period of our intangible assets is 3.1 years. Our World’s Finest Chocolate licensing agreement (detailed below) is principally amortized over the initial 10-year contract term, with a portion being amortized over the remaining 15-year term of our amended agreement. Customer lists are being amortized principally between three and six years from the date of acquisition. Our most significant customer list intangible was purchased as part of the Reiman acquisition, which will be fully amortized over the next two years. See Note 2, Acquisitions, for details on the intangibles acquired as part of the Allrecipes.com acquisition.

Estimated fiscal year amortization expense for intangible assets with finite lives is as follows: fiscal 2007 - $12.7; fiscal 2008 - $8.2; fiscal 2009 - $7.6; fiscal 2010 - $7.0 and fiscal 2011 - $1.1.

Licensing Agreement

In May 2000, QSP, Inc. entered into a long-term licensing agreement with World’s Finest Chocolate, Inc. The cost associated with the agreement was assigned to licensing agreements and is included in other intangible assets, net on the balance sheets. In September 2002, this agreement was amended to extend the term of the original agreement by 10 years, reduce the annual minimum tonnage purchase requirements, favorably adjust pricing and permit QSP to sell World’s Finest Chocolate products through marketing channels other than fundraising, under specified circumstances. The cost associated with the agreement was assigned to licensing agreements and is included in other intangible assets, net on the balance sheets. Amounts paid to amend the agreement have been assigned to various amortization periods ranging from 5 to 15 years (the remaining period of the amended agreement). This asset will be substantially amortized by 2010.

The approximate annual minimum purchase amounts and related charges under the amended agreement by calendar year are: 2005 - $58.8; 2006 - $51.5; 2007 - $64.4; 2008 - $66.0; 2009 - $67.6; and approximately $78.7 per year from 2010 through 2020. These amounts are estimates based on defined minimum tonnage requirements, as stipulated in the amended agreement, and nominal price increases. During the fourth quarter of 2006, we determined that it was probable that we will not meet the calendar 2006 minimum tonnage purchase commitment under this agreement and, accordingly, recorded a charge of $(5.6). In 2005, we met the minimum purchase requirement under this agreement. However, in 2004, we did not meet the minimum purchase requirements and, accordingly, recorded a charge of $(0.8).

Note 7  Financial Instruments

Risk Management and Objectives

The functional currency for our foreign operations is the local currency. In the normal course of business, substantially all of the transactions of our foreign operations occur in the local currency. We purchase forward contracts to minimize the effect of fluctuating currencies on specifically identifiable transactions. These transactions were minimal in 2006, 2005 and 2004.

As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and our use of derivative instruments.

Derivative Instruments

Cash Flow Hedges - There were no material cash flow hedges as of June 30, 2006 or June 30, 2005. In 2004, we terminated our interest rate caps with a notional value of $250.0 and recognized the remaining unrealized loss on those instruments, $(1.3), in interest expense. In addition, in the fourth quarter of 2005, we terminated our 2002 Credit Agreements. As a result, we terminated our remaining interest rate caps with a notional value of $150.0 and recognized the remaining unrealized loss on those instruments, $(0.4) in interest expense.

As of June 30, 2004, the fair values of our interest rate caps were largely unchanged. For 2004, the fair value of our interest rate caps decreased, resulting in a loss of $(0.1), net of deferred taxes of zero. This change is reported in accumulated other comprehensive (loss) income, which is included in stockholders’ equity on the balance sheets. The unrealized gains and losses were deferred and recognized in earnings when the related interest expense was recognized.

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

U.S. Plans

In the U.S. we maintain funded and unfunded defined benefit plans. The Reader’s Digest Association, Inc. Retirement Plan (Retirement Plan) is our largest plan. It comprises almost 84% of our total U.S. benefit obligation and all of our U.S. plan assets.

Because the Retirement Plan is over-funded, we have not made any contributions in 2006, 2005 or 2004, nor do we expect to make any contributions in fiscal 2007.

Our unfunded plans were established for certain officers. Since these plans are only available to certain executives, they are not qualified under the Internal Revenue Code (IRC). We fund the benefit payments under these plans as they arise.

The overriding principle followed in managing our Retirement Plan assets is to obtain a reasonable rate of return in terms of both income and appreciation, consistent with the “Prudent Man” Rule of the Employee Retirement Income Security Act of 1974 (ERISA), while providing liquidity to satisfy short-term obligations.

The table below details our current and target asset allocation as of our measurement date.

	Actual Allocation as of March 31,		Target Allocation Range
Asset Class	2006	2005

Equities	69%	68%	52% - 72%
Fixed income	24%	26%	23% - 35%
Other	7%	6%	0% - 19%
Total	100%	100%

Equities include companies with both large and small market capitalizations, as well as listed companies in international markets. Our allocation tends to be heavily weighted in favor of large capitalized companies. More than half of the Retirement Plan’s funds are invested in equity markets because these investments tend to provide better returns and offer some protection from inflation. Fixed income securities are included in the portfolio to protect the Retirement Plan’s assets from inflation and to preserve capital. Other assets, including private equity and real estate investments, are utilized to a small extent to take advantage of investments that provide higher returns. The Retirement Plan allows investment managers to invest in derivative instruments, provided that certain criteria specified in the plan’s investment policy are satisfied.

The expected rate of return on plan assets is a significant driver in calculating our net pension (benefit) cost. In order to calculate our 2006 and 2005 (benefit) cost, we used an expected return on plan assets of 8.50%. This rate was based on an analysis of historical returns generated by asset classes in which our funds are invested and on projected returns for portfolios with assets similar to ours.

Estimated benefit payments during the next 10 years are expected to be, by fiscal year: 2007 - $42.2; 2008 - $41.9; 2009 - $42.7; 2010 - $45.0; 2011 - $41.9 and from 2012 to 2016 - a total of $221.5.

International Plans

We also offer defined benefit pension plans in several markets outside the United States. For the material plans, in fiscal 2007, we expect to contribute $8.8.

The table below reflects the actual allocation of assets held for our international plans and the allocation required pursuant to our most recent investment policy for these plans. These percentages have been calculated on a weighted average basis because the assets comprised several plans.

	Actual Allocation as of March 31,		Target Allocation
Asset Class	2006	2005

Equities	68%	64%	61%
Fixed income	32%	36%	39%
Total	100%	100%

Similar to the U.S. plans, the expected rate of return on plan assets is a significant driver in calculating the net pension (benefit) cost for our international plans. In order to calculate our 2006, 2005 and 2004 expense, we used a return on plan assets of 6.92%, 6.92% and 6.77%, respectively. These rates were based on a methodology similar to that used to determine the rate of return for our Retirement Plan.

Estimated benefit payments during the next 10 years are expected to be, by fiscal year: 2007 - $11.8; 2008 - $11.8; 2009 - $13.0; 2010 - $12.7; 2011 - $13.2 and from 2012 to 2016 - a total of $75.7.

Assumptions

The table below outlines the weighted average assumptions used to determine our projected benefit obligation as of year-end and pension (benefit) cost for the fiscal year for:

U.S. plans:

Benefit obligation	2006	2005	2004
Discount rate	6.00%	5.75%	5.75%
Compensation increase rate	4.00%	4.00%	4.50%

Pension (benefit) cost
Discount rate	5.75%	5.75%	6.25%
Compensation increase rate	4.00%	4.50%	4.50%
Long-term rate of return on plan assets	8.50%	8.50%	8.75%

International plans:

Benefit obligation	2006	2005	2004
Discount rate	4.92%	5.36%	5.50%
Compensation increase rate	3.80%	3.66%	3.70%

Pension (benefit) cost
Discount rate	5.36%	5.50%	5.58%
Compensation increase rate	3.66%	3.70%	3.63%
Long-term rate of return on plan assets	6.92%	6.92%	6.77%

Components of net periodic pension (benefit) cost are as follows:

	U.S. Plans
	2006	2005	2004
Service cost	$10.2	$11.2	$11.3
Interest cost	29.7	29.7	31.4
Expected return on plan assets	(52.2)	(55.0)	(50.1)
Amortization	(0.7)	(0.7)	(0.7)
Recognized actuarial loss	4.2	1.0	2.1
Net periodic pension (benefit) cost	$(8.8)	$(13.8)	$(6.0)

	International Plans
	2006	2005	2004
Service cost	$6.2	$7.5	$7.4
Interest cost	14.7	14.8	13.4
Expected return on plan assets	(16.8)	(17.3)	(14.0)
Amortization	(0.4)	(0.4)	(0.5)
Recognized actuarial loss	2.9	2.2	3.1
Settlements	(0.6)	0.6	(1.5)
Curtailments and other items	(0.4)	(0.1)	0.4
Net periodic pension (benefit) cost	$5.6	$7.3	$8.3

A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the defined benefit pension plans is as follows:

	U.S. Plans		International Plans
	2006	2005	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$540.6	$542.0	$279.7	$267.4
Service cost	10.2	11.2	6.2	7.5
Interest cost	29.7	29.7	14.7	14.8
Participant contributions	---	---	1.4	2.0
Actuarial loss	(10.7)	1.1	33.0	8.3
Exchange rate changes	---	---	13.7	(0.6)
Settlements	---	---	(4.3)	(6.8)
Benefits paid	(42.1)	(43.4)	(12.1)	(12.9)
Benefit obligation at end of year	527.7	540.6	332.3	279.7
Change in plan assets:
Fair value at beginning of year	635.3	626.4	237.3	221.5
Actual return on plan assets	85.1	44.8	51.7	20.8
Employer contribution	7.9	7.5	6.1	10.6
Participant contributions	---	---	1.4	2.0
Exchange rate changes	---	---	13.5	2.1
Settlements	---	---	(4.3)	(6.8)
Benefits paid	(42.1)	(43.4)	(12.1)	(12.9)
Fair value at end of year	686.2	635.3	293.6	237.3
Funded status	158.5	94.7	(38.7)	(42.4)
Unrecognized actuarial loss	63.4	111.0	83.0	83.5
Unrecognized transition (asset) obligation	---	---	(1.0)	(1.3)
Unrecognized prior service cost	(4.0)	(4.6)	(3.5)	(3.3)
Employer - fourth quarter contribution	1.8	1.9	1.8	1.7
Net amount recognized	$219.7	$203.0	$41.6	$38.2

The accumulated benefit obligation (the actuarial present value of benefits earned, excluding future compensation increase assumptions) for our U.S. plans was $519.7 and $531.6 as of June 30, 2006 and 2005, respectively. The accumulated benefit obligation for our international plans was $296.1 and $247.6 as of June 30, 2006 and 2005, respectively.

Other Postretirement Benefits

We provide medical and dental benefits to certain retired employees and their dependents. The plans that provide these benefits cover all of our eligible employees in the United States who were hired before July 1, 2005 and, to a lesser extent, employees in Canada.

The table below outlines the weighted average assumptions used to determine our postretirement benefit obligation as of year-end and our postretirement cost for the fiscal year:

Postretirement benefit obligation	2006	2005	2004
Discount rate	6.00%	5.75%	5.75%
Healthcare cost trend rate assumed for next year	8.90%	10.00%	11.50%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%	5.00%
Number of years to ultimate trend rate	7	8	9

Postretirement cost
Discount rate	5.75%	5.75%	6.19%
Healthcare cost trend rate assumed for next year	10.00%	11.50%	13.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%	5.00%
Number of years to ultimate trend rate	8	9	10

Components of net periodic postretirement (benefit) cost are as follows:

	2006	2005	2004
Service cost	$0.7	$1.1	$1.3
Interest cost	4.3	5.1	6.0
Amortization	(2.8)	(1.8)	(1.0)
Net periodic postretirement (benefit) cost	$2.2	$4.4	$6.3

A reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets and the funded status of the plans is as follows:

	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$88.7	$92.1
Service cost	0.7	1.1
Interest cost	4.3	5.1
Actuarial (gain)	(12.6)	(4.5)
Plan amendments	(11.4)	---
Exchange rate changes	0.2	0.2
Benefits paid	(5.1)	(5.3)
Benefit obligation at end of year	64.8	88.7
Change in plan assets:
Fair value at beginning of year	---	---
Employer contribution	5.1	5.3
Benefits paid	(5.1)	(5.3)
Fair value at end of year	----	----
Funded status	(64.8)	(88.7)
Unrecognized actuarial gain	(18.6)	(5.9)
Unrecognized transition obligation	0.5	0.5
Unrecognized prior service cost	(16.5)	(8.0)
Employer contributions in the fourth quarter	1.5	1.2
Net amount recognized	$(97.9)	$(100.9)

On May 19, 2004, the FASB issued FSP 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” which supersedes FSP 106-1 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which was issued on January 12, 2004. This guidance relates to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Reform Act) signed into law on December 8, 2003. The Medicare Reform Act introduced a prescription drug benefit under Medicare Part D (Part D) and a federal subsidy for sponsors of retiree healthcare benefit plans that provide a benefit that is at least “actuarially equivalent” to Part D. Based on the level of benefits provided under our retiree healthcare plan, the majority of retiree participants are eligible to receive benefits that are at least “actuarially equivalent” to those provided by Part D. Therefore, as of our March 31, 2004 measurement date, we reflected an $11.2 benefit as an unrecognized actuarial gain. This gain will be amortized as a component of net periodic postretirement cost over ten years.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed healthcare cost trend rates would increase the total of the service and interest cost components by $0.4 and the postretirement benefit obligation by $5.9 for the year ended June 30, 2006. A one-percentage-point decrease in assumed healthcare cost trend rates would decrease the total of the service and interest cost components by $(0.4) and the postretirement benefit obligation by $(5.1) for the year ended June 30, 2006.

Estimated benefit payments during the next 10 years are expected to be, by fiscal year: 2007 - $6.5; 2008 - $6.5; 2009 - $6.5; 2010 - $6.5; 2011 - $6.5; and from 2012 to 2016 - a total of $30.0. Estimated receipts pursuant to the Medicare Reform Act during the next 10 years are expected to be, by fiscal year: 2007 - $0.7; 2008 - $0.8; 2009 - $0.8; 2010 - $0.9; 2011 - $0.9; and from 2012 to 2016 - a total of $5.0.

Balance Sheet Classification

Amounts recognized on the balance sheets related to our material pension and postretirement plans are as follows:

	Pension Benefits		Other Benefits
	2006	2005	2006		2005
Assets	$325.0	$308.0	$	---	$	---
Liabilities	(114.9)	(127.0)		(97.9)		(100.9)
Accumulated other comprehensive income	51.2	60.2		---		---
Net amount recognized	$261.3	$241.2		$(97.9)		$(100.9)

Balances of pension plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

	Plans with Projected Benefit Obligations in Excess of Plan Assets		Plans with Accumulated Benefit Obligations in Excess of Plan Assets
	2006	2005	2006	2005
Projected benefit obligation	$370.5	$325.1	N/A	N/A
Accumulated benefit obligation	N/A	N/A	$340.5	$299.9
Fair value of plan assets	$222.6	$172.1	$222.6	$172.1

Note 9  Employee Equity Compensation Plans

We maintain several employee compensation plans relating to stock or stock-based awards, including stock options, restricted stock and phantom stock.

The Compensation and Nominating Committee of the Board of Directors (the Committee) approved the 2005 Key Employee Long-Term Incentive Plan (the 2005 Plan) in August 2005. Under the 2005 Plan, the Committee may grant stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, performance units, performance shares and other stock-based awards to eligible employees. The Committee may grant up to a maximum of 2,900,000 underlying shares of Common Stock under the 2005 Plan. In addition, 566,790 underlying shares available for grant under the 2002 Key Employee Long-Term Incentive Plan became available for issuance under the 2005 Plan.

As discussed in Note 1, Organization and Summary of Significant Accounting Policies, effective July 1, 2005, we adopted the fair-value recognition provisions of SFAS No. 123R and SAB 107 using the modified prospective transition method; therefore, prior periods have not been restated. Compensation cost recognized in 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

Stock Options

Stock options are granted with exercise prices not less than the fair market value of our Common Stock at the time of the grant and with an exercise term (as determined by the Committee) not to exceed 10 years. The Committee determines the vesting period for our stock options. Generally, such stock options become exercisable equally over four years. Option awards usually provide for accelerated vesting upon retirement, death or disability. In 2006, 2005 and 2004, we granted 1.3 million, 1.9 million and 1.7 million options, respectively.

In accordance with APB No. 25, no stock-based compensation cost related to stock options was recognized in the statements of operations for 2005 and 2004, as all options granted in these periods had an exercise price equal to the market price at the date of grant. As a result of adopting SFAS No. 123R, our loss before taxes and net loss for 2006 are $(6.6) and $(4.2) higher, respectively, than if we had continued to account for stock-based compensation under APB No. 25. This resulted in an increase in our reported basic and diluted loss per share of $(0.04) for 2006. Compensation expense is recognized in the promotion, marketing and administrative expenses line item of our statements of operations on a ratable basis over the vesting periods. There were no capitalized stock-based compensation costs at June 30, 2006. As of June 30, 2006, there was $6.6 of total unrecognized compensation cost related to nonvested stock options to be recognized over a weighted-average period of 1.2 years.

The intrinsic values of options exercised during 2006 and 2005 were not significant. The total cash received from the exercise of stock options was $0.7, $1.0 and zero for 2006, 2005 and 2004, respectively, and is classified as financing cash flows. Shares are issued from treasury stock upon exercise of the options. Prior to the adoption of SFAS No. 123R, we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statements of cash flows. SFAS No. 123R requires that cash flows from tax benefits attributable to tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) be classified as financing cash flows. We did not have any excess tax benefits in 2006.

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	4.2%	3.4%	3.3%
Expected life	6.25 years	4.1 years	4.1 years
Expected volatility	31.7%	32.9%	35.7%
Expected dividend yield	2.6%	1.2%	1.4%
Weighted-average fair value of options granted	$4.39	$4.43	$3.72

The risk-free interest rate for the periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. In 2005 and 2004, the expected life was based on historical exercises and terminations. Due to the insignificant number of stock option exercises during the past three fiscal years, in 2006 we have estimated the expected life of options granted to be the midpoint between the average vesting term and the contractual term. The expected volatility for the periods with the expected life of the option is determined using historical volatilities based on historical closing stock prices. The expected dividend yield is based on our annual dividend in relation to our historical average stock price. The increase in the dividend yield is attributed to the increased quarterly dividend beginning February 15, 2005.

Changes in outstanding options are as follows:

	Options (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (yrs.)	Aggregate Intrinsic Value
Outstanding at June 30, 2003	12,167	$28.10
Granted	1,731	$13.42
Exercised	---	---
Canceled	(1,416)	$31.21
Options outstanding at June 30, 2004	12,482	$25.66
Granted	1,855	$15.74
Exercised	(66)	$14.59
Canceled	(1,514)	$30.20
Options outstanding at June 30, 2005	12,757	$23.76
Granted	1,337	$15.12
Exercised	(46)	$14.26
Canceled	(1,284)	$28.60
Options outstanding at June 30, 2006	12,764	$22.41	5.1	$0.7
Options vested or expected to vest at June 30, 2006	12,380	$22.63	5.0	$0.7
Options exercisable at June 30, 2006	9,252	$25.19	3.9	$0.4
Options available for grant at June 30, 2006	3,598

The table below presents the pro forma effect on net (loss) income and basic and diluted (losses) earnings per share if we had applied the fair-value recognition provision to options granted under our stock option plans in 2005 and 2004. For purposes of this pro forma disclosure, the values of the options are estimated using the Black-Scholes option-pricing model and amortized to expense over the options’ vesting periods.

		2005	2004
Net (loss) income	As reported	$(90.9)	$49.5
	Pro forma	$(97.1)	$38.8

(Loss) earnings per share	As reported - basic	$(0.95)	$0.50
	Pro forma - basic	$(1.01)	$0.39
	As reported - diluted	$(0.95)	$0.49
	Pro forma - diluted	$(1.01)	$0.38

For the years ended June 30, 2005 and 2004, $(6.9) and $(6.6), net of tax, respectively, of expenses related to restricted stock and other stock-based compensation are included in our net (loss) income and (loss) earnings per share, as reported.

Restricted and Deferred Stock

Restricted stock are shares of Common Stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. In 2005 and 2004, the market value of restricted stock awards on the date of grant was recorded as a reduction of capital stock. In connection with the adoption of SFAS No. 123R in 2006, we reclassified the unamortized restricted stock to paid-in capital. Restricted stock is expensed ratably over the term of the restriction period, ranging from two to four years.

Deferred stock are rights to receive shares of Common Stock upon the fulfillment of specified conditions. We offer deferred stock outside the United States. Deferred stock is similar to restricted stock in all respects, except that deferred stock is issued to the employee at the completion of the vesting period.

We recognized expense for 2006, 2005 and 2004 of $(7.7), $(11.2) and $(10.2), respectively, before taxes of $2.9, $4.2 and $3.8, respectively, for these awards. We granted 102,850 shares, 511,000 shares and 764,300 shares of restricted stock to employees during 2006, 2005 and 2004, respectively. In addition, we granted 71,300 shares, 118,900 shares and 119,400 shares of deferred stock to employees during 2006, 2005 and 2004, respectively.

A summary of the status of our nonvested shares for both restricted and deferred stock as of
June 30, 2006 is as follows:

Nonvested Shares	Shares (000’s)	Weighted Average Grant Date Fair Value
Nonvested at June 30, 2005	2,416	$15.01
Granted	174	$15.09
Vested*	(810)	$15.58
Forfeitures	(105)	$14.76
Nonvested at June 30, 2006	1,675	$14.76

* The shares vested during 2006 include approximately 242,000 shares of our Common Stock surrendered by employees in order to fulfill their tax withholding obligations.

The fair value of nonvested shares is determined based on the average of the high and low stock price of our Common Stock on the grant date. The weighted-average grant date fair values of nonvested shares granted during 2006, 2005 and 2004 were $15.09, $15.64 and $13.53, respectively. As of June 30, 2006, there was $4.5 of total unrecognized compensation cost related to nonvested restricted and deferred stock arrangements to be recognized over a weighted-average period of 1.5 years.

Performance Shares

Performance shares give the recipients the right to receive cash equal to the value of shares of Common Stock that are earned if specific performance goals are achieved during a specific performance period. Compensation cost related to performance shares is based on management’s best estimate as to whether or not the performance criteria will be satisfied and the market price of our shares on the date of the financial statements. This amount is recognized ratably over the performance period. Adjustments based on changes in our estimate of whether the performance criteria will be satisfied and changes in the market value of our shares are recorded in the period in which the change occurs. In 2004, we awarded performance shares for the 2004-2005 performance period. For this performance period, $4.9 was distributed in fiscal 2006. We have recorded $(1.9) and $(3.0) as expense during 2005 and 2004, respectively, for this award.

Restricted Stock Units

A restricted stock unit is the right to receive cash equal to the value of a share of Common Stock upon the fulfillment of specified conditions. Compensation cost related to restricted stock units granted in 2006 under the 2005-2007 and 2006-2008 plans are performance based awards. Compensation cost related to these awards is based on management’s best estimate as to whether or not the performance criteria will be satisfied and the market price of our shares on the date of the financial statements. This amount is recognized ratably over the performance period. Adjustments based on changes in our estimate of whether the performance criteria will be satisfied and changes in the market value of our shares are recorded in the period in which the change occurs. We granted 973,310 restricted stock units in 2006 for the 2005-2007 and 2006-2008 performance periods. We have recorded $(3.7) and $(2.1) as expense during 2006 and 2005, respectively, for these awards.

Employee Stock Purchase Plans

Under the U.S. Employee Stock Purchase Plan (ESPP), we are authorized to issue up to 2,650,000 shares of Common Stock (330,000 shares per annum), principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Common Stock. Effective July 1, 2005, the purchase price of the shares to 95% of the market price of the stock on the last day of the purchase period. Prior to July 1, 2005, the purchase price of the shares was 85% of the lower of the fair market values of the Common Stock on the first and last days of the six-month purchase period. In 2006, 2005 and 2004 approximately 22%, 27% and 25% of eligible employees participated in the ESPP, respectively.

Several of our international subsidiaries have employee stock purchase plans (international ESPP) under which we are authorized to issue up to 400,000 shares of Common Stock to our full-time employees. The terms of the international ESPP in most locations are essentially the same as the ESPP.

Under the ESPP and the international ESPP, employees purchased 110,663 shares in 2006, 196,707 shares in 2005, and 215,011 shares in 2004

Other Compensation Plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan) - The 401(k) plan consists of both a profit-sharing plan and a savings plan under section 401(k) of the IRC. The savings plan component allows employees to make pre-tax contributions to their accounts, which may be invested in specified investment alternatives. We may match employee contributions to the extent determined by our Board of Directors. The matching contributions vest 20% per annum over a five-year period. Our contributions to the 401(k) plan, including matching contributions, were $3.6, $3.5 and $3.9 for 2006, 2005 and 2004, respectively.

Note 10  Income Taxes

Income (loss) before provision for income taxes is as follows:

	2006	2005	2004
United States	$(189.1)	$(176.1)	$33.0
International	102.5	96.7	33.1
Income (loss) before provision for income taxes	$(86.6)	$(79.4)	$66.1

Components of the provision (benefit) for income taxes attributable to income from operations are as follows:

	2006	2005	2004
Current
U.S. federal	$4.7	$3.2	$(9.5)
U.S. state and local	(0.1)	1.3	2.2
International	28.5	27.2	19.1
Total current	$33.1	31.7	11.8
Deferred
U.S. federal	$(3.8)	(15.9)	19.9
U.S. state and local	3.0	(2.7)	1.4
International	(1.5)	(1.6)	(16.5)
Total deferred	$(2.3)	(20.2)	4.8
Provision for income taxes	$30.8	$11.5	$16.6

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

	2006	2005	2004
U.S. statutory tax rate	35.0%	35.0%	35.0%
International operations	(1.0)	5.0	(11.6)
State taxes	(1.0)	3.8	3.6
Non taxable loss (gain) from disposition of assets	0.6	1.8	(3.2)
Changes in valuation allowance	3.9	(6.1)	7.9
Changes in tax accrual	(0.3)	6.2	(8.0)
Goodwill charge	(75.9)	(56.9)	---
Other operating items	(0.3)	---	0.2
Other	3.3	(3.3)	1.2
Effective tax rate	(35.7)%	(14.5)%	25.1%

Components of deferred tax assets and liabilities are as follows:

	2006	2005

Accounts receivable and other allowances	$56.7	52.8
Net operating loss carryforwards	28.0	26.4
Other operating items	3.6	4.7
Tax credit carryforwards	69.8	44.7
Deferred gain on sale of buildings	13.5	14.6
Other accrued items	12.8	14.0
Gross deferred tax assets	184.4	157.2
Valuation allowance	(13.1)	(17.1)
Total net assets	171.3	140.1
Deferred compensation and other employee benefits	(26.6)	(18.7)
Deferred promotion	(11.2)	(10.3)
Depreciation and amortization	(37.7)	(15.4)
Deferred agent commissions	(17.6)	(19.0)
Other	(1.0)	(2.6)
Total net liabilities	(94.1)	(66.0)
Net deferred taxes	$77.2	$74.1

Balance sheet classifications of deferred tax assets and liabilities are as follows:

	2006	2005
Prepaid expenses and other current assets	$46.3	$47.2
Other noncurrent assets	46.2	39.4
Other current liabilities	(3.7)	(4.5)
Other noncurrent liabilities	(11.6)	(8.0)
Net deferred taxes	$77.2	$74.1

We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $129.8 at June 30, 2006, are available to reduce future tax obligations of certain foreign and U.S. companies. The net operating loss carryforwards have various expiration dates, the earliest being fiscal 2007, and others having indefinite carryforward periods. In addition, foreign tax credits carryforwards amounting to $58.4 and alternative minimum tax credit carryforwards of $7.9 are available as of June 30, 2006. Foreign tax credit carryforwards have various expiration dates beginning in fiscal 2012; alternative minimum tax credit carryforwards have an indefinite life.

Approximately $3.7 of deferred tax expense and $1.9 of deferred tax benefit are included as a component of stockholders’ equity for 2006 and 2005, respectively.

A provision has not been made for U.S. income taxes and foreign withholding taxes that would be payable if undistributed earnings of the foreign subsidiaries of approximately $153.9 as of June 30, 2006, were distributed to us in the form of dividends because the company intends to permanently reinvest such foreign earnings. A determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practical.

The company is undergoing various federal, foreign, state and local audits. The company has reasonably estimated and appropriately accrued for its probable liabilities.

Note 11  Debt

Our primary debt obligations as of June 30, 2006 are our borrowings under our $500.0 Five-Year Revolving Credit Agreement (2005 Credit Agreement) and $300.0 in senior unsecured notes.

2005 Credit Agreement

On April 14, 2005, we entered into a $400.0 Five-Year Revolving Credit Agreement to retire all outstanding borrowings under our Five-Year Revolving Credit and Competitive Advance Facility Agreement and $950.0 Term Loan Agreement (collectively referred to as the 2002 Credit Agreements) and for general corporate purposes. Financing fees of $(1.6) related to the 2005 Credit Agreement were deferred and are amortized on a straight-line basis over the life of the 2005 Credit Agreement. In connection with the termination of the 2002 Credit Agreements, we recorded a write-off of $(7.3) in the fourth quarter of 2005 related to the associated capitalized financing fees and the discontinuance of the related interest rate protection agreements.

On April 19, 2006, we entered into an amendment to our 2005 Credit Agreement, which increased the aggregate principal amount available to $500.0, increased the maximum leverage ratio (as defined in the amendment) and increased pricing when the leverage ratio is at higher levels. The interest rate on the 2005 Credit Agreement is currently at LIBOR plus 125 basis points and is subject to change based on our leverage ratio (as defined in the 2005 Credit Agreement). The 2005 Credit Agreement contains financial covenants that require us to maintain minimum interest coverage and maximum leverage ratios, and it is secured by the stock of a substantial portion of our subsidiaries. Financing fees of $(0.3) related to the amendment to the 2005 Credit Agreement were deferred and are amortized on a straight-line basis over the life of the 2005 Credit Agreement.

Senior Notes

During the third quarter of 2004, we completed a private placement, with registration rights, of $300.0 of 6½% senior unsecured notes due in 2011 (Senior Notes) in order to refinance amounts outstanding under the $950.0 Term Loan Agreement. In the fourth quarter of 2004, these notes were exchanged for notes that were registered under the Securities Act of 1933. The proceeds from this offering were used to repay $294.0 of principal outstanding under the $950.0 Term Loan Agreement, with the remainder used to pay a portion of the financing costs.

Debt Maturities and Interest Expense

Total debt maturities during the next five years are as follows:

2007	$	---
2008		---
2009		---
2010		395.0
2011		300.0
Total		$695.0

At June 30, 2006 and 2005, we had borrowings of $695.0 and $559.2 outstanding, respectively, which are classified as long-term debt on the balance sheets.

In 2006, 2005 and 2004, we recorded interest expense, net of $(41.0), $(46.2), and $(49.8), respectively. Interest expense in 2005 included the write-off of financing fees of $(6.9) as a result of the termination of the 2002 Credit Agreements as well as the associated discontinuance of the related interest rate protection agreements of $(0.4). Interest expense in 2004 included the write-off of financing fees of $(6.0) as a result of the refinancing and certain other transactions described above and the write-off of $(1.3) related to the termination of some of our interest rate caps that were no longer required (see Note 7, Financial Instruments). The weighted average interest rate on our borrowings charged by our lenders in 2006, 2005 and 2004 was 6.0%, 5.3% and 4.4%, respectively.

Lines of Credit

International lines of credit and overdraft facilities totaled $31.6 at June 30, 2006 and $27.7 at June 30, 2005, of which $13.7 and zero were outstanding at June 30, 2006 and 2005, respectively. These lines of credit are subject to renewal annually.

Note 12  Capital Stock

Preferred stock consists of the following as of June 30:

	2006	2005
First preferred stock, par value $1.00 per share; authorized 40,000 shares; issued and outstanding 29,720 shares	$3.0	$3.0
Second preferred stock, par value $1.00 per share; authorized 120,000 shares; issued and outstanding 103,720 shares	10.3	10.3
Third subordinated preferred stock, par value $1.00 per share; authorized 230,000 shares; issued and outstanding 155,022 shares	15.5	15.5
Preference stock, par value $0.01 per share; authorized 25,000,000 shares; issued and outstanding none	---	---
Total preferred stock	$28.8	$28.8

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

Share Repurchase Authorization

On April 28, 2005, our Board of Directors authorized our repurchase of up to $100.0 of our Common Stock over the succeeding two years and rescinded its May 2001 authorization to repurchase up to $250.0 of our Common Stock. Under the April 2005 authorization, we repurchased 4.3 million shares for $63.2 in 2006. Since the April 2005 authorization, we repurchased 4.7 million shares for $70.2. We had not repurchased any shares under the May 2001 authorization since fiscal 2002.

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

In the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise, including our agreement with World’s Finest Chocolate (see Note 6, Goodwill and Other Intangible Assets, Net, for additional information), and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers.

Sale and Leaseback

On December 22, 2004, we completed the sale and partial leaseback of our corporate headquarters facility in Westchester, New York. Under the agreement, we received $48.5 in cash and will receive an additional $10.0 on the second anniversary of closing. The gain of $24.7, based on total consideration, was deferred and is being amortized over the initial 20-year lease term as a reduction in rent expense. During the lease term, we will make annual minimum lease payments of approximately $3.1, subject to increases every five years based on changes in the Consumer Price Index. In addition, we have leased additional space for three years in this facility at an annual cost of $0.7.

Lease Obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

	2006	2005	2004
Rental expense	$26.1	$23.6	$18.3
Sublease income	(5.8)	(5.5)	(6.2)
Net rental expense	$20.3	$18.1	$12.1

Future minimum rental commitments, net of sublease income, for noncancelable operating leases for the next five fiscal years and thereafter (extending to 2025) are as follows:

	Minimum	Minimum
	Rental	Sublease
	Payments	Income	Net
2007	$25.3	$(6.0)	$19.3
2008	$22.6	$(5.7)	$16.9
2009	$18.2	$(4.9)	$13.3
2010	$16.2	$(2.8)	$13.4
2011	$14.6	$(2.6)	$12.0
Later years	$75.1	$(12.8)	$62.3

Note 14  Segments

Our businesses are structured into the same three reportable segments (Reader’s Digest North America, Reader’s Digest International and Consumer Business Services) that our chief operating decision maker uses to assess business performance. In addition to the reportable segments, we separately report Corporate Unallocated expenses, which are expenses not directly attributable to business unit performance. Similarly, we separately report the effects of previously deferred magazine promotion expense, goodwill charges and other operating items, net, because our chief operating decision maker does not factor in these items when assessing business unit performance. Here is a brief description of the activities included within our reportable segments.

Reader’s Digest North America

This segment comprises our operations in the United States and Canada that publish and market Reader’s Digest magazine, Reiman magazines and several special interest magazines. It also includes our operations in the United States and Canada that publish and market Books and Home Entertainment products (including Select Editions, Reader’s Digest Young Families, music and video products, and series and general books related to the following affinities: reading, home and health, and entertainment) as well as two new businesses, Allrecipes.com and Taste of Home Entertaining.

These businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader’s Digest magazine and our special interest magazines is driven primarily by circulation revenues and, secondarily, by advertising sales. Circulation is also the principal driver of performance for Reiman magazines, which have limited advertising revenues. The results of our Books and Home Entertainment business are driven by the size of our active customer base, new customer acquisition programs, response rates to promotional mailings, customer payment rates and membership in our continuity series business.

Reader’s Digest International

This segment comprises our operations outside of the United States and Canada, with our most significant markets in the United Kingdom, Germany, Central Europe and France. The businesses in this segment publish and market Reader’s Digest magazine (in numerous editions and languages) and books and home entertainment products (described above).

The performance of these businesses is driven by factors similar to those in the Reader’s Digest North America segment, except that overall results are less sensitive to changes in individual geographic market conditions due to the number of markets in which we operate. The results for Reader’s Digest magazine in international markets are driven primarily by circulation and secondarily by advertising revenues. The results of our books and home entertainment products in these markets are driven by the size of our active customer base, new customer acquisition programs, response rates to promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises Books Are Fun, our display marketing business, and QSP, our youth fundraising businesses, in the United States and Canada.

Books Are Fun and QSP principally sell products through non-direct marketing channels, primarily through their sales forces. The performance of these businesses is driven by product selection, the number of accounts or events, the average sales per account or event, and the number of participants in fundraising programs.

Intercompany Eliminations and Corporate Unallocated Expenses

We present our segment revenues and operating (losses) profits consistently with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the intercompany eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in the statements of operations. Accounting policies of our segments are the same as those described in Note 1, Organization and Summary of Significant Accounting Policies. In addition to intercompany revenues and expenses, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. Corporate Unallocated expenses include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and stock and executive compensation programs that are not allocated to the reportable segments.

We evaluate performance and allocate resources based on operating income from continuing operations excluding other operating items and Corporate Unallocated expenses. Identifiable assets by segment are those assets that are used in the operations of that business. Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses, marketable securities, certain pension assets, certain fixed assets and certain other current assets. Sales are attributed to countries based on selling location. Long-lived assets are primarily: property, plant and equipment, net; intangible assets, net; and prepaid pension benefits.

Reportable Segment Financial Information

	Years ended June 30,
	2006	2005	2004
Revenues
Reader’s Digest North America	$939.4	$917.3	$919.5
Reader’s Digest International	$1,031.2	1,012.1	969.5
Consumer Business Services	$445.6	485.1	525.1
Intercompany eliminations	$(30.0)	(24.8)	(25.6)

Total revenues	$2,386.2	$2,389.7	$2,388.5

Operating (loss) profit
Reader’s Digest North America	$114.5	$90.8	$76.0
Reader’s Digest International	78.3	76.1	57.0
Consumer Business Services	(2.7)	29.4	59.0
Previously deferred magazine promotion expense(1)	---	(77.1)	(27.2)
Goodwill charge(2)	(187.8)	(129.0)	---
Corporate Unallocated	(41.0)	(37.9)	(43.7)
Other operating items, net(3)	(6.8)	14.1	(8.8)

Total operating (loss) profit	$(45.5)	$(33.6)	$112.3

Intercompany eliminations
Reader’s Digest North America	$(11.3)	$(9.2)	$(11.3)
Reader’s Digest International	(6.3)	(4.0)	(3.3)
Consumer Business Services	(12.4)	(11.6)	(11.0)
Total intercompany eliminations	$(30.0)	$(24.8)	$(25.6)

Assets
Reader’s Digest North America	$1,172.7	$1,084.8	$1,178.8
Reader’s Digest International	411.7	387.8	421.8
Consumer Business Services	133.0	326.5	456.2
Corporate	404.7	381.5	378.1

Total assets	$2,122.1	$2,180.6	$2,434.9

(1)
In connection with our change to expensing magazine deferred promotion costs when the promotion is mailed to prospective customers, our reportable segment operating (loss) profit in 2005 includes such expenses as incurred. Amortization of previously deferred promotion costs in 2005 and our deferred promotion charge recorded in the fourth quarter of 2004 are not included in segment results reviewed by our chief operating decision maker. For the year ended June 30, 2005, 81% of amortization of previously capitalized magazine promotion costs was related to Reader’s Digest North America and 19% to Reader’s Digest International. For the year ended June 30, 2004, 45% of our magazine deferred promotion charge was related to Reader’s Digest North America and 55% to Reader’s Digest International.

(2)
The goodwill charge related to Books Are Fun, part of the Consumer Business Services reportable segment, is not included in segment results reviewed by our chief operating decision maker. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information.

(3)
Other operating items, net consists of gains on sales of certain non-strategic assets, asset impairments and restructuring charges. Such items are not included in segment results reviewed by our chief operating decision maker. See Note 3, Other Operating Items, Net, for further information. In previous periods, gains on sales of certain non-strategic assets were classified as other (expense) income, net, and have been reclassified to other operating items, net to conform to the current year presentation.

In 2006, other operating items, net includes: 1) net restructuring charge of ($7.4), principally comprising severance and contract terminations, attributed: 15% to Reader’s Digest North America, 31% to Reader’s Digest International and 54% to Consumer Business Services, 2) asset impairments of ($2.8), primarily related to Books Are Fun, and 3) gains of $3.4 related to the sales of certain non-strategic assets.

In 2005, other operating items, net includes gains of $14.1 related to the sales of certain non-strategic assets.

In 2004, other operating items, net includes: 1) a restructuring charge of ($15.0), principally comprising severance and contract terminations, attributed: 12% to Reader’s Digest North America, 61% to Reader’s Digest International, 22% to Consumer Business Services and 5% to corporate departments that benefit the entire organization, and 2) gains of $6.2 related to the sales of certain non-strategic assets.

	Years ended June 30,
	2006	2005	2004
Depreciation, amortization and asset impairments
Reader’s Digest North America	$16.0	$36.5	$39.9
Reader’s Digest International	8.5	7.3	8.1
Consumer Business Services	12.0	9.7	11.5
Goodwill charge	187.8	129.0	---
Corporate	3.1	3.4	4.8

Total depreciation, amortization and asset impairments	$227.4	$185.9	$64.3
Capital expenditures
Reader’s Digest North America	$3.9	$1.4	$1.9
Reader’s Digest International	6.6	12.9	3.7
Consumer Business Services	1.9	1.4	2.2
Corporate	7.5	7.8	8.3
Total capital expenditures	$19.9	$23.5	$16.1

The following table presents our consolidated net revenues by product:

	Years ended June 30,
	2006	2005	2004
Revenues
Books	$955.1	$971.6	$968.5
Magazines - subscription and other	683.7	689.8	702.7
Magazines - advertising	158.9	153.2	150.0
Music and videos	264.1	262.7	240.3
Food and gift	215.1	215.0	228.7
Other	109.3	97.4	98.3
Total revenues	$2,386.2	$2,389.7	$2,388.5

Information about geographic areas is as follows:

	Years ended June 30,
	2006	2005	2004
Revenues
United States	$1,202.6	$1,232.6	$1,291.3
International	1,189.2	1,162.6	1,102.1
Inter-area	(5.6)	(5.5)	(4.9)
Total revenues	$2,386.2	$2,389.7	$2,388.5
Revenues inter-area
United States	$(3.5)	$(3.1)	$(2.6)
International	(2.1)	(2.4)	(2.3)
Total revenues inter-area	$(5.6)	$(5.5)	$(4.9)
Long-lived assets, net
United States	$1,309.7	$1,444.6	$1,638.1
International	61.9	63.8	75.3
Total long-lived assets, net	$1,371.6	$1,508.4	$1,713.4

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
The Reader’s Digest Association, Inc.

We have audited the accompanying consolidated balance sheet of The Reader’s Digest Association, Inc. and subsidiaries as of June 30, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Reader’s Digest Association, Inc. and subsidiaries at June 30, 2006, and the consolidated results of their operations and their cash flows for the year ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Reader’s Digest Association, Inc.'s internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2006 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), effective July 1, 2005.

/s/ Ernst & Young LLP
Stamford, Connecticut
August 17, 2006

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
The Reader’s Digest Association, Inc.

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Reader’s Digest Association, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Reader’s Digest Association, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that The Reader’s Digest Association, Inc. and subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, The Reader’s Digest Association, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The Reader’s Digest Association, Inc. and subsidiaries as of June 30, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and our report dated August 17, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ Ernst & Young LLP

Stamford, Connecticut
August 17, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Reader’s Digest Association, Inc.:

We have audited the accompanying consolidated balance sheet of The Reader’s Digest Association, Inc. and subsidiaries as of June 30, 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader’s Digest Association, Inc. and subsidiaries as of June 30, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
August 30, 2005

REPORT OF MANAGEMENT

MANAGEMENT RESPONSIBILITY FOR FINANCIAL INFORMATION

Management of the company is responsible for the preparation and integrity of the financial statements and the related financial information appearing in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on management’s best estimates and judgment. Financial information in this Annual Report is consistent with that in the financial statements.

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

Ernst & Young LLP, an independent registered public accounting firm, have audited and reported on our financial statements. Their report is also included in this Annual Report.

The Audit Committee of the Board of Directors, composed of independent directors, meets periodically with Ernst & Young LLP, the company’s internal auditors and management representatives to review internal control, auditing and financial reporting matters. Both Ernst & Young LLP and the internal auditors have unrestricted access to the Audit Committee and may meet with the Committee with or without management present.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the company as such term is defined in rule 13a-15(f) under the Securities Exchange Act of 1934.

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

Under the supervision and with the participation of the company’s management, including the company’s principal executive and principal financial officers, the company conducted an assessment of the effectiveness of the company’s internal control over financial reporting, based on Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of June 30, 2006.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting has been audited by Ernst and Young LLP, an independent registered accounting firm, as stated in their report which is included in this Annual Report.

/s/ Eric W. Schrier
Chief Executive Officer

/s/ Michael S. Geltzeiler
Senior Vice President and Chief Financial Officer

Selected Financial Data
In millions, except per share data	2006	2005	2004	2003	2002
Statement of Operation Data
Revenues	$2,386.2	$2,389.7	$2,388.5	$2,474.9	$2,368.6
Operating (loss) profit*	$(45.5)	$(33.6)	$112.3	$141.1	$157.1
Net (loss) income	$(117.4)	$(90.9)	$49.5	$61.3	$91.2
Basic and diluted (loss) earnings per share	$(1.24)/$(1.24)	$(0.95)/$(0.95)	$0.50/$0.49	$0.61/$0.60	$0.90/$0.89
Dividends per common share	$0.40	$0.30	$0.20	$0.20	$0.20
Balance Sheet Data
Cash and cash equivalents, short-term investments and marketable securities	$34.7	$37.7	$50.4	$52.1	$114.7
Total assets	$2,122.1	$2,180.6	$2,434.9	$2,591.7	$2,684.1
Long-term debt	$695.0	$559.2	$637.7	$834.7	$818.0
Stockholders’ equity	$175.1	$366.2	$475.7	$412.9	$484.5
Weighted-average common shares outstanding (basic and diluted)	95.9/95.9	97.4/97.4	97.1/99.2	98.1/99.2	100.2/100.6
Book value per common share	$1.84	$3.76	$4.90	$4.21	$4.83

*
In previous periods, gains (losses) on sales of certain non-strategic assets were included in other (expense) income, net, and have been reclassified to other operating items, net, to conform to the current period presentation. See Note 3, Other Operating Items, Net, for additional information.

Selected Quarterly Financial Data and Dividend and Market Information (Unaudited)
							Stock Price Range
				Net (Loss) Income			High-Low
In millions, except per share data and shareholder information	Revenues	Operating (Loss) Profit **	Dividends Per Share	Amount	Per Share Basic	Per Share Diluted	Common Stock
2006
First Quarter	$516.4	$(6.8)	$0.10	$(8.2)	$(0.09)	$(0.09)	$17.31 - $14.88
Second Quarter	765.2	(76.2) ***	$0.10	(122.4)	(1.27)	(1.27)	$16.18 - $13.84
Third Quarter	547.4	10.0	$0.10	1.0	0.01	0.01	$16.30 - $14.33
Fourth Quarter	557.2	27.5	$0.10	12.2	0.13	0.13	$15.25 - $13.13
	$2,386.2	$(45.5)	$0.40	$(117.4)	$(1.24)*	$(1.24)*	$17.31 - $13.13
2005
First Quarter	$490.0	$(35.9)	$0.05	$(30.3)	$(0.31)	$(0.31)	$16.07 - $12.50
Second Quarter	798.0	95.4	$0.05	57.8	0.59	0.58	$15.90 - $13.15
Third Quarter	544.9	(120.9) ***	$0.10	(129.6)	(1.33)	(1.33)	$17.83 - $13.75
Fourth Quarter	556.8	27.8	$0.10	11.2	0.11	0.11	$18.00 - $16.34
	$2,389.7	$(33.6)	$0.30	$(90.9)	$(0.95)*	$(0.95)	$18.00 - $12.50

As of June 30, 2006, our Common Stock was listed on the New York Stock Exchange under the symbol RDA. At that time there were approximately 1,525 holders of record of our Common Stock.
*	The sum of the four quarters’ earnings per share does not equal the full-year earnings per share because each quarterly earnings per share is calculated using the weighted average number of shares of Common Stock for the quarter while the full-year earnings per share is calculated using the weighted average number of shares of Common Stock outstanding during the year.
**
In previous periods, gains (losses) on sales of certain non-strategic assets were included in other (expense) income, net, and have been reclassified to other operating items, net, to conform to the current period presentation. See Note 3, Other Operating Items, Net, for additional information.

***	Includes goodwill charge of $(187.8) and $(129.0) in the second quarter of 2006 and third quarter of 2005, respectively. See Note 6, Goodwill and Other Intangible Assets, Net for further information.

The Reader’s Digest Association, Inc. and Subsidiaries

Corporate and Shareholder Information

Stock Listings:
Common Stock
New York Stock Exchange, Symbol: RDA

Transfer Agent and Registrar:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
www.melloninvestor.com/isd

Shareholder Inquiries:
Domestic  800-230-2771
Foreign 201-680-6578
shrrelations@melloninvestor.com

ESPP Holder Inquiries: 800-774-5474

TDD Line:
Domestic  800-231-5469
Foreign 201-680-6610

Annual Meeting of Shareholders:
November 17, 2006, at 9:00 a.m.
Reader’s Digest Corporate Headquarters
DeWitt Wallace Auditorium
Reader’s Digest Road
Chappaqua, New York

Shareholder Reports:
Copies of the Proxy Statement and Annual Report on Form
10-K filed with the Securities and Exchange Commission
are available upon request and also are available at www.rda.com.

Shareholder Information:
Individual shareholders may direct their questions to:
Carlos A. Jimenez
                914-244-5308
               carlos_jimenez@rd.com

SEC and NYSE Certifications:
The certifications of our Chief Executive Officer and
Chief Financial Officer, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our 2006 Annual Report on Form 10-K. Also, our Chief Executive Officer submitted the Fiscal 2005 annual certification confirming our compliance with the NYSE corporate governance listing standards.

Direct Stock Purchase
Investor Services Program:
This program offers a convenient way to buy Reader’s Digest Common Stock. It includes features such as dividend reinvestment, optional cash investment and custodial service for stock certificates.

For complete information, contact:
               Mellon Investor Services LLC
P.O. Box 3338
South Hackensack, NJ 07606
800-242-4653

Investor Relations:
Securities analysts, institutional investors and other investment professionals may direct their inquiries to:
Richard E. Clark
914-244-5425
richard_clark@rd.com

Media Relations:
Editors and reporters may direct their questions to:
William K. Adler
914-244-7585
william_adler@rd.com

Product Catalogs:
For more information on our products, including free
catalogs, call 800-846-2100 or write to:
Customer Service at
The Reader’s Digest Association, Inc.

Global Corporate Headquarters:
The Reader’s Digest Association, Inc.
Reader’s Digest Road
Pleasantville, NY 10570-7000
914-238-1000
www.rda.com

©     2006 The Reader’s Digest Association, Inc. Reader’s Digest, the Pegasus logo and QSP are registered trademarks and English In 20 Minutes A Day is a trademark of The Reader’s Digest Association, Inc. The Family Handyman is a registered trademark of RD Publications, Inc. Books Are Fun is a registered service mark of Books Are Fun, Ltd. Taste of Home, Taste of Home Entertaining and Backyard Living are registered trademarks of Reiman Media Group, Inc. Every Day with Rachael Ray is a trademark of Rachael Ray. Allrecipes is a registered trademark and service mark of Allrecipes.com, Inc.